As filed with the Securities and Exchange Commission on December 11, 2017

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

SANDRIDGE ENERGY, INC.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	1311	20-8084793
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

(405) 429-5500

(Address, including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Philip T. Warman

Senior Vice President, General

Counsel and

Corporate Secretary

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

(405) 429-5500

(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With a copy to:

Stephen M. Gill T. Mark Kelly Vinson & Elkins LLP 1001 Fannin Street, Suite 2500 Houston, Texas 77002 (713) 758-2222	Cyrus D. Marter IV Bonanza Creek Energy, Inc. 410 17th Street, Suite 1400 Denver, Colorado 80202 (720) 440-6100	Andrew Calder, P.C. Matthew R. Pacey, P.C. Kirkland & Ellis LLP 609 Main Street, 45th Floor Houston, Texas 77002 (713) 836-3600

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement is declared effective and upon completion of the merger described in the joint proxy statement/prospectus contained herein.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging Growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock, par value $0.001 per share	20,104,907(1)	N/A	$157,069,583(2)	$19,556(3)

(1)	Represents the estimated maximum number of shares of common stock, par value $0.001 per share, of the registrant to be issued upon completion of the merger and is based upon the product of (i) the maximum exchange ratio in the merger of 0.9600 multiplied by (ii) 20,942,611 shares of common stock, par value $0.01 per share, of Bonanza Creek Energy, Inc. (“Bonanza Creek common stock”), which is the sum of 20,453,549 shares of Bonanza Creek common stock outstanding as of December 4, 2017 and 489,062 shares associated with outstanding stock-based equity awards (including outstanding Bonanza Creek restricted stock unit awards).
(2)	Pursuant to Rules 457(c), 457(f)(1) and 457(f)(3) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed aggregate maximum offering price is the product of (i) $26.70 (the average of the high and low prices of Bonanza Creek common stock as reported on the New York Stock Exchange on December 7, 2017) less the cash consideration to be paid in the merger of $19.20 per share and (ii) 20,942,611 (the estimated maximum number of shares of Bonanza Creek common stock that may be exchanged for the merger consideration).
(3)	Computed in accordance with Rule 457(f) under the Securities Act to be $19,556, which is equal to 0.0001245 multiplied by the proposed maximum aggregate offering price of $157,069,583.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This joint proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

PRELIMINARY—SUBJECT TO COMPLETION—DATED DECEMBER 11, 2017

MERGER PROPOSED—YOUR VOTE IS IMPORTANT

Dear Stockholders of SandRidge Energy, Inc. and Stockholders of Bonanza Creek Energy, Inc.:

On November 14, 2017, SandRidge Energy, Inc. (“SandRidge”), Brook Merger Sub, Inc., a wholly owned subsidiary of SandRidge (“Merger Sub”), and Bonanza Creek Energy, Inc. (“Bonanza Creek”) entered into an Agreement and Plan of Merger (the “merger agreement”), providing for the merger of Merger Sub with and into Bonanza Creek, with Bonanza Creek surviving the merger as a wholly owned subsidiary of SandRidge (the “merger”).

In connection with the merger, SandRidge will issue shares of common stock of SandRidge to stockholders of Bonanza Creek (the “share issuance”). Under the rules of the New York Stock Exchange (“NYSE”), SandRidge is required to obtain stockholder approval of the share issuance. Accordingly, SandRidge will hold a special meeting of stockholders (the “SandRidge special meeting”) to vote on the share issuance (the “share issuance proposal”). The SandRidge special meeting will be held on                , 2018 at                , at                a.m., local time. The board of directors of SandRidge (the “SandRidge board”) unanimously recommends that SandRidge stockholders vote “FOR” the share issuance proposal.

In addition, Bonanza Creek will hold a special meeting of stockholders (the “Bonanza Creek special meeting”) to vote on a proposal to adopt the merger agreement (the “merger agreement proposal”) and approve related matters as described in the attached joint proxy statement/prospectus. Under the laws of the State of Delaware, the approval of Bonanza Creek’s stockholders must be obtained before the merger can be completed. Approval of the merger agreement proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Bonanza Creek common stock entitled to vote on the merger agreement proposal. At the Bonanza Creek special meeting, Bonanza Creek will also propose that its stockholders approve a proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Bonanza Creek’s named executive officers in connection with the merger (the “advisory compensation proposal”). Approval of the advisory compensation proposal requires the affirmative vote of the holders of a majority of the shares of Bonanza Creek common stock present in person or represented by proxy at the Bonanza Creek special meeting and entitled to vote on the advisory compensation proposal, assuming a quorum is present. The Bonanza Creek special meeting will be held on                , 2018 at                , at                 a.m., local time. Bonanza Creek’s board of directors unanimously recommends that Bonanza Creek stockholders vote “FOR” the adoption of the merger agreement and “FOR” the advisory compensation proposal.

If the merger is completed, each outstanding share of Bonanza Creek common stock (other than shares of Bonanza Creek common stock held by (i) Bonanza Creek as treasury shares, (ii) SandRidge, Merger Sub or any of their direct or indirect subsidiaries, (iii) any direct or indirect subsidiary of Bonanza Creek or (iv) any holder of record who is entitled to demand and properly demands appraisal of such shares pursuant to and in compliance with the Delaware General Corporation Law) will convert into the right to receive (i) $19.20 in cash, without interest and subject to any required withholding taxes, and (ii) a number of shares of common stock, par value $0.001 per share, of SandRidge (“SandRidge common stock”), equal to the quotient (the “exchange ratio”) determined by dividing (A) $16.80 by (B) the volume-weighted average price per share of SandRidge common stock for the 20 consecutive trading days ending on the third-to-last trading day prior to the closing date of the merger (the “SandRidge average stock price”); provided, however, that (x) if the SandRidge average stock price is an amount greater than $21.38, then the exchange ratio will be 0.7858, and (y) if the SandRidge average stock price is an amount less than $17.50, then the exchange ratio will be 0.9600 (the aggregate amount of cash and number of shares of SandRidge common stock, the “merger consideration”). Based on the closing price of SandRidge’s common stock on the NYSE on November 14, 2017, the last trading day before the public announcement of the merger, the exchange ratio together with the $19.20 in cash represented approximately

$36.00 in value for each share of Bonanza Creek common stock. Based upon the estimated number of shares of capital stock as well as the outstanding equity of the parties that will be outstanding immediately prior to the consummation of the merger, we estimate that, upon consummation of the transaction, existing SandRidge stockholders will hold between approximately 64.2% and 68.6% and former Bonanza Creek stockholders will hold between approximately 31.4% and 35.8% of the outstanding common stock of SandRidge. We urge you to obtain current market quotations for SandRidge (trading symbol “SD”) and Bonanza Creek (trading symbol “BCEI”).

The obligations of SandRidge and Bonanza Creek to complete the merger are subject to the satisfaction or waiver of a number of conditions set forth in the merger agreement, a copy of which is included as Annex A to the joint proxy statement/prospectus attached hereto. The attached joint proxy statement/prospectus describes the SandRidge special meeting, the Bonanza Creek special meeting, the merger, the documents and agreements related to the merger, the share issuance and other related matters. It also contains or references information about SandRidge and Bonanza Creek and certain related agreements and matters. Please carefully read the entire joint proxy statement/prospectus, including “Risk Factors,” beginning on page 38, for a discussion of the risks relating to the proposed merger. You also can obtain information about SandRidge and Bonanza Creek from documents that each has filed with the Securities and Exchange Commission.

Sincerely,

James D. Bennett	Seth Bullock
President, Chief Executive Officer and Director	Interim Chief Executive Officer
SandRidge Energy, Inc.	Bonanza Creek Energy, Inc.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger described in this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

This document is dated            and is first being mailed to stockholders of record of SandRidge and stockholders of record of Bonanza Creek on or about            .

SANDRIDGE ENERGY, INC.

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON            , 2018

This is a notice that a special meeting of stockholders (the “SandRidge special meeting”) of SandRidge Energy, Inc. (“SandRidge”) will be held on                , 2018 at                , at                a.m., local time. This special meeting will be held for the purpose of approving the issuance of shares of common stock of SandRidge, par value $0.001 per share, to stockholders of Bonanza Creek Energy, Inc. (“Bonanza Creek”) in connection with the Agreement and Plan of Merger, dated as of November 14, 2017 (as it may be amended from time to time, the “merger agreement”), by and among SandRidge, Brook Merger Sub, Inc., a wholly owned subsidiary of SandRidge, and Bonanza Creek (the “share issuance proposal”).

This joint proxy statement/prospectus describes the share issuance proposal in more detail. Please refer to the attached document, including the merger agreement and all other annexes and any documents incorporated by reference, for further information with respect to the business to be transacted at the SandRidge special meeting. You are encouraged to read the entire document carefully before voting. In particular, see the section entitled “The Merger” beginning on page 80 for a description of the transactions contemplated by the merger agreement, including the share issuance contemplated by the share issuance proposal, and the section entitled “Risk Factors” beginning on page 38 for an explanation of the risks associated with the merger and the other transactions contemplated by the merger agreement, including the share issuance.

The SandRidge board unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the share issuance, are fair to, and in the best interests of, SandRidge and its stockholders and (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the share issuance. The SandRidge board recommends that SandRidge stockholders vote “FOR” the share issuance proposal.

The SandRidge board has fixed                as the record date for determination of SandRidge stockholders entitled to receive notice of, and to vote at, the SandRidge special meeting or any adjournments or postponements thereof. Only holders of record of SandRidge common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the SandRidge special meeting.

A complete list of registered SandRidge stockholders entitled to vote at the SandRidge special meeting will be available for inspection at the principal place of business of SandRidge at 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102, during regular business hours for a period of no less than 10 days before the SandRidge special meeting and at the place of the SandRidge special meeting during the meeting.

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN. The merger between SandRidge and Bonanza Creek cannot be completed without the approval of the share issuance proposal by the affirmative vote of a majority of the shares of SandRidge common stock present in person or represented by proxy at the SandRidge special meeting and entitled to vote on the share issuance proposal, assuming a quorum is present.

Whether or not you expect to attend the SandRidge special meeting in person, we urge you to submit a proxy to have your shares voted as promptly as possible by either: (i) logging onto the website shown on your proxy card and following the instructions to vote online; (ii) dialing the toll-free number shown on your proxy card and following the instructions to vote by phone; or (iii) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the SandRidge special meeting. Even if you plan to attend the SandRidge special meeting in person, we request that you complete, sign, date and return the enclosed proxy card and thus ensure that your shares of SandRidge common stock will be represented at the SandRidge special meeting if you are unable to attend.

If your shares are held in the name of a broker, bank, trustee or other nominee, please follow the instructions on the voting instruction form furnished by such broker, bank, trustee or other nominee, as appropriate. If you have any questions concerning the share issuance proposal or the other transactions contemplated by the merger agreement or this joint proxy statement/prospectus, would like additional copies or need help voting your shares of SandRidge common stock, please contact SandRidge’s proxy solicitor:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

proxy@mackenziepartners.com

Stockholders May Call Toll-Free: (800) 322-2885

Banks & Brokers May Call Collect: (212) 929-5500

By order of the Board of Directors

Philip T. Warman
Senior Vice President, General Counsel and Corporate Secretary

BONANZA CREEK ENERGY, INC.

410 17th Street, Suite 1400

Denver, Colorado 80202

NOTICE OF 2017 SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON                , 2018

This is a notice that a special meeting of stockholders (the “Bonanza Creek special meeting”) of Bonanza Creek Energy, Inc. (“Bonanza Creek”) will be held on                , 2018, at                a.m., local time, at                . This special meeting will be held for the following purposes:

1.	to adopt the Agreement and Plan of Merger, dated as of November 14, 2017 (as it may be amended from time to time, the “merger agreement”), a copy of which is attached as Annex A to the joint proxy statement/prospectus of which this notice is a part, by and among Bonanza Creek, SandRidge Energy, Inc. (“SandRidge”), and Brook Merger Sub, Inc. (“Merger Sub”), a wholly owned subsidiary of SandRidge, pursuant to which Merger Sub will merge with and into Bonanza Creek (the “merger”), with Bonanza Creek surviving as a wholly owned subsidiary of SandRidge; and

2.	to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Bonanza Creek’s named executive officers in connection with the merger.

This joint proxy statement/prospectus describes the proposals listed above in more detail, as well as other matters contemplated in connection with the proposed merger. Please refer to the attached document, including the merger agreement and all other annexes and including any documents incorporated by reference, for further information with respect to the business to be transacted at the Bonanza Creek special meeting. You are encouraged to read the entire document carefully before voting.

Bonanza Creek’s board of directors (the “Bonanza Creek board”) unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, Bonanza Creek’s stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and (iii) directed that the merger agreement be submitted to Bonanza Creek’s stockholders for adoption. The Bonanza Creek board recommends that Bonanza Creek stockholders vote “FOR” the adoption of the merger agreement and “FOR” the approval on an advisory (non-binding) basis of the compensation that may be paid or become payable to Bonanza Creek’s named executive officers in connection with the merger.

has been fixed as the record date for determination of Bonanza Creek stockholders entitled to receive notice of, and to vote at, the Bonanza Creek special meeting or any adjournments or postponements thereof. Only holders of record of Bonanza Creek common stock at the close of business on the record date are entitled to receive notice of, and to vote at, the Bonanza Creek special meeting.

A complete list of registered Bonanza Creek stockholders entitled to vote at the Bonanza Creek special meeting will be available for inspection at the principal place of business of Bonanza Creek at 410 17th Street, Suite 1400, Denver, Colorado 80202, during regular business hours for a period of no less than 10 days before the Bonanza Creek special meeting and at the place of the Bonanza Creek special meeting during the meeting.

YOUR VOTE IS VERY IMPORTANT REGARDLESS OF THE NUMBER OF SHARES THAT YOU OWN. The merger between Bonanza Creek and SandRidge cannot be completed without the adoption of the merger agreement by the affirmative vote of the holders of a majority of the outstanding shares of Bonanza Creek common stock entitled to vote on the merger agreement proposal as of the record date for the Bonanza Creek special meeting.

Whether or not you expect to attend the Bonanza Creek special meeting in person, we urge you to submit a proxy to have your shares voted as promptly as possible by either: (i) logging onto the website shown on your proxy card and following the instructions to vote online; (ii) dialing the toll-free number shown on your proxy card and following the instructions to vote by phone; or (iii) signing and returning the enclosed proxy card in the postage-paid envelope provided, so that your shares may be represented and voted at the Bonanza Creek special meeting. If your shares are held in the name of a broker, bank or other nominee, please follow the instructions on the voting instruction form furnished by the plan trustee or administrator, or such broker, bank or other nominee, as appropriate.

If you have any questions concerning the merger agreement or the merger contemplated by the merger agreement or this joint proxy statement/prospectus, would like additional copies or need help voting your shares of Bonanza Creek common stock, please contact Bonanza Creek’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll-Free: (877) 750-0637

Banks & Brokers May Call Collect: (212) 750-5833

By order of the Board of Directors

Cyrus D. Marter IV

Senior Vice President, General Counsel and Secretary

ADDITIONAL INFORMATION

Both SandRidge and Bonanza Creek file annual, quarterly and current reports, proxy statements and other business and financial information with the Securities and Exchange Commission (the “SEC”). You may read and copy any materials that either SandRidge or Bonanza Creek files with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Please call the SEC at (800) 732-0330 for further information on the Public Reference Room. In addition, SandRidge and Bonanza Creek file reports and other business and financial information with the SEC electronically, and the SEC maintains a website located at http://www.sec.gov containing this information. You can also obtain these documents, free of charge, from SandRidge at http://investors.sandridgeenergy.com or from Bonanza Creek at http://ir.bonanzacrk.com. The information contained on, or that may be accessed through, SandRidge’s and Bonanza Creek’s websites is not incorporated by reference into, and is not a part of, this joint proxy statement/prospectus.

SandRidge has filed a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part with respect to the shares of SandRidge common stock to be issued in the merger. This joint proxy statement/prospectus constitutes the prospectus of SandRidge filed as part of the registration statement. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may read and copy the registration statement, including any amendments, schedules and exhibits in the SEC’s reading room at the address set forth above or at the SEC’s website mentioned above. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable agreement or other document filed as an exhibit to the registration statement. This joint proxy statement/prospectus incorporates important business and financial information about SandRidge from documents that are not attached to this joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents incorporated by reference into this joint proxy statement/prospectus free of charge by requesting them in writing or by telephone from SandRidge or its proxy solicitor at the following addresses and telephone numbers:

For SandRidge stockholders:

SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

(405) 429-5515

Attention: Investor Relations

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

proxy@mackenziepartners.com

Stockholders May Call Toll-Free: (800) 322-2885

Banks & Brokers May Call Collect: (212) 929-5500

If you would like to request any documents, please do so by                 , 2018 in order to receive them before the SandRidge special meeting.

For a more detailed description of the information about SandRidge that is incorporated by reference into this joint proxy statement/prospectus and how you may obtain it, see the section entitled “Where You Can Find More Information” beginning on page 249.

ABOUT THIS JOINT PROXY STATEMENT/PROSPECTUS

This joint proxy statement/prospectus, which forms part of a registration statement on Form S-4 (Registration No. 333-                ) filed with the SEC by SandRidge, constitutes a prospectus of SandRidge under the Securities Act of 1933, as amended, with respect to the shares of SandRidge common stock to be issued to Bonanza Creek stockholders in connection with the merger. This joint proxy statement/prospectus also constitutes a joint proxy statement for both Bonanza Creek and SandRidge under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). It also constitutes a notice of meeting with respect to the special meeting of SandRidge stockholders and a notice of meeting with respect to the special meeting of Bonanza Creek stockholders.

You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated                , and you should assume that the information contained in this joint proxy statement/prospectus is accurate only as of such date. You should also assume that the information incorporated by reference into this joint proxy statement/prospectus is only accurate as of the date of such information.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Information contained in this joint proxy statement/prospectus regarding SandRidge has been provided by SandRidge and information contained in this joint proxy statement/prospectus regarding Bonanza Creek has been provided by Bonanza Creek.

i

QUESTIONS AND ANSWERS

The following are some questions that you, as a stockholder of SandRidge Energy, Inc. (“SandRidge”) or a stockholder of Bonanza Creek Energy, Inc. (“Bonanza Creek”), may have regarding the merger, the issuance of shares of SandRidge common stock to Bonanza Creek stockholders in connection with the merger and other matters being considered at the special meetings of SandRidge’s stockholders and Bonanza Creek’s stockholders (the “SandRidge special meeting” and the “Bonanza Creek special meeting,” respectively) and the answers to those questions. SandRidge and Bonanza Creek urge you to carefully read the remainder of this joint proxy statement/prospectus because the information in this section does not provide all the information that might be important to you with respect to the merger, the issuance of shares of SandRidge common stock in connection with the merger and the other matters being considered at the SandRidge special meeting and the Bonanza Creek special meeting. Additional important information is also contained in the annexes to and the documents incorporated by reference into this joint proxy statement/prospectus.

Q:	Why am I receiving this document?

A:	SandRidge, Bonanza Creek and Brook Merger Sub, Inc., a wholly owned subsidiary of SandRidge (“Merger Sub”), have entered into an Agreement and Plan of Merger, dated as of November 14, 2017 (as it may be amended from time to time, the “merger agreement”), providing for the merger of Merger Sub with and into Bonanza Creek, with Bonanza Creek surviving the merger as a wholly owned subsidiary of SandRidge (the “merger”).

In order to complete the merger, SandRidge stockholders must approve the proposal to issue SandRidge common stock, par value $0.001 per share (the “SandRidge common stock”), to the Bonanza Creek stockholders pursuant to the merger agreement (the “share issuance proposal”) and Bonanza Creek stockholders must approve the proposal to adopt the merger agreement (the “merger agreement proposal”), and all other conditions to the merger must be satisfied or waived.

SandRidge and Bonanza Creek will hold separate special meetings to obtain these approvals and other related matters, including, in the case of Bonanza Creek, a vote to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Bonanza Creek’s named executive officers in connection with the merger (the “advisory compensation proposal”).

This joint proxy statement/prospectus, which you should read carefully, contains important information about the merger, the share issuance and other matters being considered at the SandRidge special meeting and the Bonanza Creek special meeting.

Q:	What is SandRidge’s strategic rationale for this transaction?

A:	The acquisition of Bonanza Creek is a highly strategic transaction designed to create a higher risk-adjusted return for SandRidge stockholders by filling the gap between SandRidge’s cash flow-generating, mature producing Mississippi Lime assets and the development of its exciting and emerging North Park Basin Niobrara assets and assets in the Meramec formation in Dewey, Garfield, Major and Woodward counties in Oklahoma (the “NW STACK”), which both require additional time and capital before they progress from delineation to the development phase. The acquisition adds a deep inventory of high-return drilling opportunities ready for immediate development and close to existing midstream infrastructure in the established DJ Basin in northern Colorado. This will allow SandRidge to accelerate oil production through lower risk full-field development of DJ Basin assets while continuing SandRidge’s plan of building infrastructure and conducting further testing in the North Park Basin and ongoing delineation of its NW STACK assets. In addition, the acquisition reduces SandRidge’s reliance on its Mississippi Lime assets for production revenues. The transaction is expected to be immediately accretive to cash flow per share in 2018 while ensuring that SandRidge will continue to maintain a strong balance sheet, with an expected net debt to EBITDA leverage ratio at or below 2.0 (1.9 assuming all $20.0 million in general and administrative expense savings are realized) over the next three years and pro forma liquidity in excess of $300 million as of the completion of the merger. For additional information regarding the strategic rationale of the merger, see the sections entitled “Summary—SandRidge’s Strategic Rationale for the Merger” and “The Merger—Recommendation of the SandRidge Board and Reasons for the Merger.”

Q:	What will Bonanza Creek stockholders receive for their shares of Bonanza Creek common stock in the merger?

A:	At the effective time of the merger (the “effective time,” and the date of the effective time, the “closing date of the merger”), each share of Bonanza Creek common stock, par value $0.01 per share (the “Bonanza Creek common stock”), issued and outstanding immediately prior to the effective time (other than shares of Bonanza Creek common stock held by (i) Bonanza Creek as treasury shares, (ii) SandRidge, Merger Sub or any of their direct or indirect subsidiaries, (iii) any direct or indirect subsidiary of Bonanza Creek, or (iv) any holder of record who is entitled to demand and properly demands appraisal of such shares pursuant to and in compliance with the Delaware General Corporation Law (the “DGCL”) (the shares of Bonanza Creek common stock described in clauses (i) through (iv) together, “excluded shares”)), will be cancelled and converted automatically into the right to receive (a) $19.20 in cash, without interest and subject to any required withholding taxes, and (b) a number of shares of SandRidge common stock equal to the quotient (the “exchange ratio”) determined by dividing (I) $16.80 by (II) the volume-weighted average price per share of SandRidge common stock for the 20 consecutive trading days ending on the third-to-last trading day prior to the closing date of the merger (the “SandRidge average stock price”); provided, however, that (x) if the SandRidge average stock price is an amount greater than $21.38, then the exchange ratio will be 0.7858, and (y) if the SandRidge average stock price is an amount less than $17.50, then the exchange ratio will be 0.9600 (the aggregate amount of cash and number of shares of SandRidge common stock, the “merger consideration”).

In addition, all warrants (the “Bonanza Creek warrants”) issued pursuant to the Warrant Agreement, dated as of April 28, 2017, between Bonanza Creek and Broadridge Corporate Issuer Solutions, Inc. (the “Bonanza Creek warrant agreement”) will be automatically exercised in accordance with the terms of the Bonanza Creek warrant agreement.

Furthermore, the board of directors of Bonanza Creek (the “Bonanza Creek board”) will adopt resolutions to (i) adjust the terms of outstanding Bonanza Creek stock options (“Bonanza Creek stock options”) granted pursuant to the Bonanza Creek Energy, Inc. 2017 Long Term Incentive Plan (the “Bonanza Creek 2017 LTIP”) to provide that at the effective time, such outstanding Bonanza Creek stock options will be converted into options to acquire shares of SandRidge common stock, as described in the section entitled “The Merger—Treatment of Bonanza Creek Long-Term Incentive Compensation,” (ii) adjust the terms of outstanding restricted stock units with respect to shares of Bonanza Creek common stock (other than restricted stock units granted to non-employee directors of Bonanza Creek) granted pursuant to the Bonanza Creek 2017 LTIP (“Bonanza Creek RSUs”) to provide that at the effective time, such outstanding Bonanza Creek RSUs will be converted into restricted stock unit awards with respect to shares of SandRidge common stock, as described in the section entitled “The Merger—Treatment of Bonanza Creek Long-Term Incentive Compensation,” and (iii) adjust the terms of restricted stock units with respect to shares of Bonanza Creek common stock granted to non-employee directors of Bonanza Creek pursuant to the Bonanza Creek 2017 LTIP (“Director RSUs”) to provide that immediately prior to the effective time, such outstanding Director RSUs will vest in full and be canceled and converted into the right to receive the specified merger consideration, subject to certain limitations, as described in the section entitled “The Merger—Treatment of Bonanza Creek Long-Term Incentive Compensation.” Additionally, the Bonanza Creek board will adopt resolutions to adjust the terms of outstanding Bonanza Creek stock options or Bonanza Creek RSUs (other than Director RSUs) to provide for accelerated vesting in certain circumstances, as described in the section entitled “The Merger—Treatment of Bonanza Creek Long-Term Incentive Compensation.”

For additional information regarding the consideration to be received in the merger, see the section entitled “The Merger—Effects of the Merger.”

Q:	What is the value of the merger consideration?

A:

The exact value of the merger consideration that Bonanza Creek stockholders receive will depend on the price per share of SandRidge common stock at the time of the merger and the number of shares received will depend on the average price per share at which SandRidge common stock trades during a period leading up to the merger. Those prices will not be known at the time of the Bonanza Creek special meeting and may be less than the current price or the price at the time of the Bonanza Creek special meeting.

Based on the closing stock price of SandRidge common stock on the New York Stock Exchange (“NYSE”) on                , the latest practicable date before the mailing of this joint proxy statement/prospectus, of $        , and assuming that such price was to be the SandRidge average stock price, the applicable exchange ratio would be                and the value of the merger consideration would be $                 for each share of Bonanza Creek common stock. We urge you to obtain current market quotations of SandRidge common stock and Bonanza Creek common stock. See the section entitled “Where You Can Find More Information” beginning at page 249 of this joint proxy statement/prospectus.

Q:	What happens if I am eligible to receive a fraction of a share of SandRidge common stock as part of the merger consideration?

A:	If the aggregate number of shares of SandRidge common stock that you are entitled to receive as part of the merger consideration includes a fraction of a share of SandRidge common stock, you will receive cash in lieu of that fractional share. See the section entitled “The Merger—Effects of the Merger” beginning on page 80 of this joint proxy statement/prospectus.

Q:	If I am a Bonanza Creek stockholder, how will I receive the merger consideration to which I am entitled?

A:	As soon as reasonably practicable after the effective time (but no later than the third business day after the closing date of the merger), an exchange agent will mail to each holder of record of Bonanza Creek common stock (whose shares were converted into the right to receive the merger consideration pursuant to the merger agreement) a letter of transmittal and instructions for use in effecting the surrender of certificates of Bonanza Creek common stock (“Bonanza Creek stock certificates”) and book-entry shares representing the shares of Bonanza Creek common stock (“Bonanza Creek book-entry shares”) in exchange for the merger consideration. Upon receipt by the exchange agent of (i) either the applicable Bonanza Creek stock certificates or Bonanza Creek book-entry shares and (ii) a signed letter of transmittal and such other documents as may be reasonably required pursuant to such instructions, the holder of such shares will be entitled to receive the merger consideration in exchange therefor.

Q:	Who will own SandRidge immediately following the merger?

A:	SandRidge and Bonanza Creek estimate that, upon completion of the merger, existing SandRidge stockholders will hold between approximately 64.2% and 68.6% and former Bonanza Creek stockholders will hold between approximately 31.4% and 35.8% of the outstanding common stock of SandRidge.

Q:	Why are Bonanza Creek stockholders being asked to cast an advisory (non-binding) vote to approve the advisory compensation proposal?

A:	Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”), requires Bonanza Creek to provide its stockholders with the opportunity to vote to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Bonanza Creek’s named executive officers in connection with the merger, as disclosed in this joint proxy statement/prospectus, including the compensation table and the related narrative for named executive officer compensation disclosures set forth in the section entitled “The Merger—Interests of Certain Bonanza Creek Directors and Executive Officers in the Merger.” This vote is commonly referred to as a “golden parachute say on pay” vote. Accordingly, Bonanza Creek’s stockholders are being provided with the opportunity to cast an advisory vote on those change of control payments.

Q:	What will happen if Bonanza Creek’s stockholders do not approve the advisory (non-binding) vote at the Bonanza Creek special meeting?

A:	Bonanza Creek stockholder approval of the advisory compensation proposal is not a condition to completion of the merger. The advisory compensation proposal is merely an advisory vote that will not be binding on Bonanza Creek, SandRidge or their respective boards of directors. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the merger is consummated, the eligibility of the Bonanza Creek named executive officers for such payments and benefits will not be affected by the outcome of the advisory vote.

Q:	How important is my vote?

A:	Your vote “FOR” each proposal presented at the SandRidge special meeting and/or the Bonanza Creek special meeting is very important, and you are encouraged to submit a proxy as soon as possible.

Approval of the share issuance proposal requires the affirmative vote of a majority of the shares of SandRidge common stock present in person or represented by proxy at the SandRidge special meeting and entitled to vote on the share issuance proposal, assuming a quorum is present. Any abstention by a SandRidge stockholder will have the same effect as a vote against the share issuance proposal. The failure of any SandRidge stockholder to submit a vote (e.g. by failing to submit a proxy or to appear in person) will not be counted in determining the votes cast in connection with this proposal and therefore will have no effect on the outcome of the share issuance proposal.

Approval of the merger agreement proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Bonanza Creek common stock entitled to vote on the merger agreement proposal. Any abstention by a Bonanza Creek stockholder and the failure of any Bonanza Creek stockholder to submit a vote (e.g. by failing to submit a proxy or to appear in person) will have the same effect as voting against the merger agreement proposal. Adoption of the advisory compensation proposal requires the affirmative vote of the holders of a majority of the shares of Bonanza Creek common stock present in person or represented by proxy at the Bonanza Creek special meeting and entitled to vote on the advisory compensation proposal, assuming a quorum is present. Abstentions are considered shares present and entitled to vote and will have the same effect as votes “against” the advisory compensation proposal. Since the advisory compensation proposal is non-binding, if the merger agreement is approved by Bonanza Creek stockholders and the merger is completed, the compensation that is the subject of the advisory compensation proposal, which includes amounts SandRidge or Bonanza Creek are contractually obligated to pay, would still be paid regardless of the outcome of the non-binding advisory vote.

Q:	How do the SandRidge board and the Bonanza Creek board recommend that I vote?

A:	The SandRidge board unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the share issuance, are fair to, and in the best interests of, SandRidge and its stockholders, and (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the share issuance. For a detailed description of the various factors considered by the SandRidge board, see the section entitled “The Merger—Recommendation of the SandRidge Board and Reasons for the Merger.”

Accordingly, the SandRidge board unanimously recommends that SandRidge stockholders vote “FOR” the share issuance proposal.

The Bonanza Creek board, after considering the various factors described under “The Merger—Recommendation of the Bonanza Creek Board and Reasons for the Merger,” the comprehensive process conducted by the Bonanza Creek board and the alternatives to the merger (including remaining as a stand-alone company), has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, Bonanza Creek’s stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, and (iii) directed that the merger agreement be submitted to Bonanza Creek’s stockholders for adoption.

Accordingly, the Bonanza Creek board recommends that you vote “FOR” the merger agreement proposal and “FOR” the advisory compensation proposal.

Q:	Will the SandRidge common stock received at the time of completion of the merger be traded on an exchange?

A:	Yes. It is a condition to the consummation of the merger that the shares of SandRidge common stock to be issued to Bonanza Creek stockholders in connection with the merger be authorized for listing on the NYSE, subject to official notice of issuance.

Q:	How will SandRidge stockholders be affected by the merger?

A:	Upon completion of the merger, each SandRidge stockholder will hold the same number of shares of SandRidge common stock that such stockholder held immediately prior to completion of the merger. As a result of the merger, SandRidge stockholders will own shares in a larger company with more assets. However, because in connection with the merger, SandRidge will be issuing additional shares of SandRidge common stock to Bonanza Creek stockholders in exchange for their shares of Bonanza Creek common stock, each outstanding share of SandRidge common stock immediately prior to the merger will represent a smaller percentage of the aggregate number of shares of SandRidge common stock outstanding after the merger.

Q:	What are the material U.S. federal income tax consequences of the merger?

A:	The exchange of Bonanza Creek common stock for the merger consideration pursuant to the merger agreement will be a taxable transaction for U.S. federal income tax purposes for U.S. holders (as defined in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences”). A U.S. holder will generally recognize capital gain or loss on the receipt of SandRidge common stock and cash in exchange for Bonanza Creek common stock. No gain or loss will be recognized by holders of SandRidge common stock as a result of the merger. See the section entitled “The Merger—Material U.S. Federal Income Tax Consequences” for a more complete discussion of certain material U.S. federal income tax consequences of the merger.

Q:	When do SandRidge and Bonanza Creek expect to complete the merger?

A:	SandRidge and Bonanza Creek currently expect to complete the merger in the first quarter of 2018. However, neither SandRidge nor Bonanza Creek can predict the actual date on which the merger will be completed, nor can the parties assure that the merger will be completed, because completion is subject to conditions beyond either company’s control. See the sections entitled “The Merger—Regulatory Approvals” and “The Merger Agreement—Conditions to Completion of the Merger.”

Q:	What are the conditions to the completion of the merger?

A:	The obligations of Bonanza Creek and SandRidge to consummate the merger are subject to the satisfaction or waiver (to the extent permissible under applicable laws) of the following mutual conditions:

•	adoption of the merger agreement proposal by Bonanza Creek stockholders and approval of the share issuance proposal by SandRidge stockholders;

•	absence of any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the merger, and no law shall have been adopted that makes consummation of the merger illegal or otherwise prohibited;

•	expiration or termination of any waiting period applicable to the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) (Bonanza Creek and SandRidge have determined that filings under the HSR Act are not required and therefore the merger is not subject to any such waiting period);

•	effectiveness of the registration statement on Form S-4 filed by SandRidge in connection with the share issuance having been declared by the Securities and Exchange Commission (the “SEC”) and absence of any stop order suspending the effectiveness of such Form S-4 having been issued by the SEC and absence of any proceedings for that purpose having been initiated or threatened by the SEC; and

•	approval of the listing on the NYSE of the SandRidge common stock to be issued in connection with the merger.

There are certain other additional customary conditions to the completion of the merger discussed further in the section entitled “The Merger Agreement—Conditions to Completion of the Merger.”

Q:	What happens if the merger is not completed?

A:	If the merger agreement is not adopted by Bonanza Creek’s stockholders, the share issuance is not approved by SandRidge’s stockholders or the merger is not completed for any other reason, Bonanza Creek’s stockholders will not receive any payment for shares of Bonanza Creek common stock they own. Instead, Bonanza Creek will remain an independent public company, Bonanza Creek common stock will continue to be listed and traded on the NYSE and registered under the Exchange Act, and Bonanza Creek will continue to file periodic reports with the SEC on account of Bonanza Creek’s common stock.

Under specified circumstances, Bonanza Creek and/or SandRidge may be required to reimburse the other party’s expenses or pay a termination fee upon termination of the merger agreement, as described under “The Merger Agreement—Expenses and Termination Fees Relating to the Termination of the Merger Agreement.”

Q:	Who will serve on the SandRidge board of directors following the completion of the merger?

A:	Upon completion of the merger, the current directors and executive officers of SandRidge are expected to continue in their current positions, other than as may be publicly announced by SandRidge in the normal course.

Additionally, SandRidge is required to take all necessary corporate action (i) so that upon and after the effective time, the size of the SandRidge board is increased by one member, (ii) to appoint to the SandRidge board one individual who has been a corporate executive with financial or operating experience in the oil and gas industry in the Rocky Mountain region of the United States, as mutually agreed upon by Bonanza Creek and SandRidge (and who must have been serving as a director of the Bonanza Creek board as of the date the merger agreement was entered into) and approved by the Nominating and Governance Committee of the SandRidge board to fill the vacancy on the SandRidge board created by such increase at the effective time and (iii) to nominate the new director for election to the SandRidge board in the proxy statement relating to the first annual meeting of the stockholders of SandRidge following the completion of the merger with respect to which a definitive proxy statement has not been filed by SandRidge prior to the completion of the merger.

Q:	When and where is the SandRidge special meeting?

A:	The SandRidge special meeting will be held on , 2018, at a.m., local time, at .

Q:	When and where is the Bonanza Creek special meeting?

A:	The Bonanza Creek special meeting will be held on , 2018, at a.m., local time, at .

Q:	How many votes may I cast?

A:	Each share of SandRidge common stock entitles its holder of record to one vote on each matter considered at the SandRidge special meeting. Only SandRidge stockholders who held shares of SandRidge common stock at the close of business on are entitled to vote at the SandRidge special meeting and any adjournment or postponement of the SandRidge special meeting, so long as such shares remain outstanding on the date of the SandRidge special meeting.

Each outstanding share of Bonanza Creek common stock entitles its holder of record to one vote on each matter considered at the Bonanza Creek special meeting. Only Bonanza Creek stockholders who held shares of record at the close of business on                are entitled to vote at the Bonanza Creek special meeting and any adjournment or postponement of the Bonanza Creek special meeting, so long as such shares remain outstanding on the date of the Bonanza Creek special meeting.

Q:	Who can vote at each of the SandRidge special meeting and the Bonanza Creek special meeting?

A:	All holders of shares of SandRidge common stock who hold such shares of record at the close of business on , the record date for the SandRidge special meeting, are entitled to receive notice of and to vote at the SandRidge special meeting.

All holders of shares of Bonanza Creek common stock who hold such shares of record at the close of business on                , the record date for the Bonanza Creek special meeting, are entitled to receive notice of and to vote at the Bonanza Creek special meeting.

Q:	What are the record dates in connection with each of the SandRidge special meeting and the Bonanza Creek special meeting?

A:	The record date for the determination of stockholders entitled to notice of and to vote at the SandRidge special meeting is . The record date for the determination of stockholders entitled to notice of and to vote at the Bonanza Creek special meeting is .

Q:	What constitutes a quorum at each of the SandRidge special meeting and the Bonanza Creek special meeting?

A:	In order for business to be conducted at the SandRidge and Bonanza Creek special meetings, a quorum must be present. A quorum at the SandRidge special meeting requires the presence, in person or represented by proxy, of holders of a majority of the voting power of the outstanding shares of SandRidge stock entitled to vote at the SandRidge special meeting. A quorum at the Bonanza Creek special meeting requires the presence, in person or represented by proxy, of holders of a majority of the shares of Bonanza Creek common stock entitled to vote at the Bonanza Creek special meeting.

Q:	What do I need to do now?

A:	After you have carefully read and considered the information contained or incorporated by reference into this joint proxy statement/prospectus, please submit your proxy via the Internet or by telephone in accordance with the instructions set forth on the enclosed proxy card, or complete, sign, date and return the enclosed proxy card in the postage-prepaid envelope provided as soon as possible so that your shares will be represented and voted at the SandRidge special meeting or the Bonanza Creek special meeting, as applicable.

Additional information on voting procedures can be found under the section entitled “SandRidge Special Meeting” and under the section entitled “Bonanza Creek Special Meeting.”

Q:	Should I send in my stock certificates now?

A:

No. As soon as reasonably practicable after the effective time (but no later than the third business day after the closing date of the merger), an exchange agent will mail to each holder of record of Bonanza Creek common stock (whose shares were converted into the right to receive the merger consideration pursuant to the merger agreement) a letter of transmittal and instructions for use in effecting the surrender of Bonanza Creek stock certificates and Bonanza Creek book-entry shares in exchange for the merger consideration. If you are a SandRidge stockholder, you should retain your certificates, as you will continue to hold the shares of SandRidge common stock you currently own.

Q:	How will my proxy be voted?

A:	If you submit your proxy via the Internet, by telephone or by completing, signing, dating and returning the enclosed proxy card, your proxy will be voted in accordance with your instructions.

Additional information on voting procedures can be found under the section entitled “SandRidge Special Meeting” and under the section entitled “Bonanza Creek Special Meeting.”

Q:	Who will count the votes?

A:	The votes at the SandRidge special meeting will be counted by an inspector of election appointed by the SandRidge board. The votes at the Bonanza Creek special meeting will be counted by an independent inspector of election appointed by the Bonanza Creek board.

Q:	May I vote in person?

A:	Yes. If you are a stockholder of record of SandRidge at the close of business on or a stockholder of record of Bonanza Creek at the close of business on , you may attend your special meeting and vote your shares in person, in lieu of submitting your proxy by Internet, telephone or by completing, signing, dating and returning the enclosed proxy card.

If you are a beneficial holder of SandRidge common stock or Bonanza Creek common stock, you are also invited to attend the SandRidge special meeting or the Bonanza Creek special meeting, as applicable. However, because you are not the stockholder of record, you may not vote your shares in person at the SandRidge special meeting or the Bonanza Creek special meeting, as applicable, unless you request and obtain a valid “legal proxy” from your bank, broker or nominee.

Q:	What must I bring to attend my special meeting?

A:	Only SandRidge’s stockholders of record, or Bonanza Creek’s stockholders of record, as of the close of business on the applicable record date, beneficial owners of SandRidge common stock or Bonanza Creek common stock as of the applicable record date, holders of valid proxies for the SandRidge special meeting or Bonanza Creek special meeting, and invited guests of SandRidge or Bonanza Creek may attend the applicable special meeting. All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring depend on whether they are stockholders of record, beneficial owners or proxy holders.

Additional information on attending the SandRidge special meeting and the Bonanza Creek special meeting can be found under the section entitled “SandRidge Special Meeting” and under the section entitled “Bonanza Creek Special Meeting.”

Q:	What should I do if I receive more than one set of voting materials for the SandRidge special meeting or the Bonanza Creek special meeting?

A:	You may receive more than one set of voting materials for the SandRidge special meeting or the Bonanza Creek special meeting or both, including multiple copies of this joint proxy statement/prospectus and multiple proxy cards or voting instruction forms. For example, if you hold your SandRidge common stock or Bonanza Creek common stock in more than one brokerage account, you will receive a separate voting instruction form for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please submit each separate proxy or voting instruction form that you receive by following the instructions set forth in each separate proxy or voting instruction form.

Q:	What’s the difference between holding shares as a stockholder of record and holding shares as a beneficial owner?

A:	If your shares of SandRidge common stock or Bonanza Creek common stock are registered directly in your name with SandRidge’s transfer agent, American Stock Transfer & Trust Company, LLC, or Bonanza Creek’s transfer agent, Broadridge Investor Communications Solutions, Inc., you are considered, with respect to those shares, to be the stockholder of record. If you are a stockholder of record, then this joint proxy statement/prospectus and your proxy card have been sent directly to you by SandRidge or Bonanza Creek, as applicable.

If your shares of SandRidge common stock or Bonanza Creek common stock are held through a bank, broker or other nominee, you are considered the beneficial owner of the shares of SandRidge common stock or Bonanza Creek common stock held in “street name.” In that case, this joint proxy statement/prospectus has been forwarded to you by your bank, broker or other nominee who is considered, with respect to those shares, to be the stockholder of record. As the beneficial owner, you have the right to direct your bank, broker or other nominee how to vote your shares by following their instructions for voting, and you are also invited to attend the SandRidge special meeting or the Bonanza Creek special meeting, as applicable. However, because you are not the stockholder of record, you may not vote your shares in person at the SandRidge special meeting or the Bonanza Creek special meeting, as applicable, unless you request and obtain a valid “legal proxy” from your bank, broker or nominee.

Q:	If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

A:	No. If your shares are held in the name of a broker, bank or other nominee, you will receive separate instructions from your broker, bank or other nominee describing how to vote your shares. The availability of Internet or telephonic voting will depend on the nominee’s voting process. Please check with your broker, bank or other nominee and follow the voting procedures provided by your broker, bank or other nominee on your voting instruction form.

You should instruct your broker, bank or other nominee how to vote your shares. Under the rules applicable to broker-dealers, your broker, bank or other nominee does not have discretionary authority to vote your shares on any of the proposals scheduled to be voted on at the SandRidge special meeting or the Bonanza Creek special meeting. A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. SandRidge does not expect any broker non-votes at the SandRidge special meeting because the rules applicable to banks, brokers and other nominees only provide brokers with discretionary authority to vote on proposals that are considered routine, whereas the share issuance proposal to be presented at the SandRidge special meeting is considered non-routine. As a result, no broker will be permitted to vote your shares at the SandRidge special meeting without receiving instructions. Failure to instruct your broker on how to vote your shares will have no effect on the outcome of the share issuance proposal, but will have the same effect as a vote “against” the adoption of the merger agreement proposal.

Additional information on voting procedures can be found under the section entitled “SandRidge Special Meeting” and under the section entitled “Bonanza Creek Special Meeting.”

Q:	What do I do if I am a SandRidge stockholder and I want to revoke my proxy?

A:	Stockholders of record may revoke their proxies at any time before their shares are voted at the SandRidge special meeting in any of the following ways:

•	sending a written notice of revocation to SandRidge at 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102, Attention: Corporate Secretary, which must be received before their shares are voted at the SandRidge special meeting;

•	properly submitting a later-dated, new proxy card, which must be received before their shares are voted at the SandRidge special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•	submitting a proxy via the Internet or by telephone at a later date, which must be received by 11:59 p.m., Eastern Time, on , 2018 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	attending the SandRidge special meeting and voting in person. Attendance at the SandRidge special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of SandRidge common stock may change their voting instruction by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record or by requesting a “legal proxy” from such broker, bank or other nominee and voting in person at the SandRidge special meeting.

Additional information can be found under the section entitled “SandRidge Special Meeting.”

Q:	What do I do if I am a Bonanza Creek stockholder and I want to revoke my proxy?

A:	Stockholders of record may revoke their proxies at any time before their shares are voted at the Bonanza Creek special meeting in any of the following ways:

•	sending a written notice of revocation to Bonanza Creek at 410 17th Street, Suite 1400, Denver, Colorado 80202, Attention: Corporate Secretary, which must be received before their shares are voted at the Bonanza Creek special meeting;

•	properly submitting a later-dated, new proxy card, which must be received before their shares are voted at the Bonanza Creek special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•	submitting a proxy via the Internet or by telephone at a later date, which must be received by 11:59 p.m., Eastern Time, on , 2018 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	attending the Bonanza Creek special meeting and voting in person. Attendance at the Bonanza Creek special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Beneficial owners of Bonanza Creek common stock may change their voting instruction by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record or by requesting a “legal proxy” from such broker, bank or other nominee and voting in person at the SandRidge special meeting.

Additional information can be found under the section entitled “Bonanza Creek Special Meeting.”

Q:	What happens if I sell or otherwise transfer my shares of SandRidge common stock before the SandRidge special meeting?

A:	The record date for stockholders entitled to vote at the SandRidge special meeting is , which is earlier than the date of the SandRidge special meeting. If you sell or otherwise transfer your shares after the record date but before the SandRidge special meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares and each of you notifies us in writing of such special arrangements, you will retain your right to vote such shares at the SandRidge special meeting but will otherwise transfer ownership of your shares of SandRidge common stock.

Q:	What happens if I sell or otherwise transfer my shares of Bonanza Creek common stock before the Bonanza Creek special meeting?

A:

The record date for stockholders entitled to vote at the Bonanza Creek special meeting is                , which is earlier than the date of the Bonanza Creek special meeting. If you sell or otherwise transfer your shares after the record date but before the Bonanza Creek special meeting, unless special arrangements (such as provision of a proxy) are made between you and the person to whom you transfer your shares and each of you notifies us in writing of such special arrangements, you will retain your right to vote such shares at the Bonanza Creek special meeting but will otherwise transfer ownership of your shares of Bonanza Creek common stock.

Q:	What happens if I sell or otherwise transfer my shares of Bonanza Creek common stock before the completion of the merger?

A:	Only holders of shares of Bonanza Creek common stock at the effective time will become entitled to receive the merger consideration. If you sell your shares of Bonanza Creek common stock prior to the completion of the merger, you will not become entitled to receive the merger consideration by virtue of the merger.

Q:	Do any of the officers or directors of Bonanza Creek have interests in the merger that may differ from or be in addition to my interests as a Bonanza Creek stockholder?

A:	In considering the recommendation of the Bonanza Creek board that Bonanza Creek stockholders vote to adopt the merger agreement proposal and to approve the advisory compensation proposal, Bonanza Creek stockholders should be aware that some of Bonanza Creek’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Bonanza Creek stockholders generally. The Bonanza Creek board was aware of and considered these potential interests, among other matters, in evaluating and negotiating the merger agreement and the transactions contemplated therein, in approving the merger and in recommending the adoption of the merger and the approval of the advisory compensation proposal.

For more information and quantification of these interests, please see the section entitled “The Merger—Interests of Certain Bonanza Creek Directors and Executive Officers in the Merger.”

Q:	Where can I find voting results of the SandRidge special meeting and the Bonanza Creek special meeting?

A:	Bonanza Creek and SandRidge intend to announce their respective preliminary voting results at each of the Bonanza Creek special meeting and the SandRidge special meeting and publish the final results in Current Reports on Form 8-K that will be filed with the SEC following the Bonanza Creek special meeting and the SandRidge special meeting, respectively. All reports that Bonanza Creek and SandRidge file with the SEC are publicly available when filed. See the section entitled “Where You Can Find More Information.”

Q:	Do SandRidge stockholders and Bonanza Creek stockholders have dissenters’ rights or appraisal rights, as applicable?

A:	SandRidge stockholders are not entitled to dissenters’ rights in connection with the merger. Bonanza Creek stockholders are entitled to appraisal rights in connection with the merger under Section 262 of the DGCL, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. Bonanza Creek common stock held by stockholders that do not vote for approval of the merger and make a demand for appraisal in accordance with Delaware law will not be converted into the right to receive the merger consideration, but will become entitled to payment in accordance with Section 262 of the DGCL and such shares will be automatically cancelled. For further information relating to appraisal rights and dissenters’ rights see the sections entitled “The Merger—Appraisal Rights and Dissenters’ Rights” and “Appraisal Rights and Dissenters’ Rights.”

Q:	Are there any risks that I should consider in deciding whether to vote for the adoption of the merger agreement or the share issuance proposal?

A:

Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 38 of this joint proxy statement/prospectus. You also should read and carefully consider the risk factors of SandRidge contained in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	How can I find more information about SandRidge and Bonanza Creek?

A:	You can find more information about SandRidge and Bonanza Creek from various sources described in the section entitled “Where You Can Find More Information.”

Q:	Who can answer any questions I may have about the SandRidge special meeting, the Bonanza Creek special meeting, the merger, or the transactions contemplated by the merger agreement, including the share issuance?

A:	If you have any questions about the SandRidge special meeting, the Bonanza Creek special meeting, the merger, the share issuance, or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus or documents incorporated by reference herein, the enclosed proxy card or voting instructions, you should contact:

For SandRidge stockholders: SandRidge Energy, Inc. 123 Robert S. Kerr Avenue Oklahoma City, Oklahoma 73102 (405) 429-5515 Attention: Investor Relations	For Bonanza Creek stockholders: Bonanza Creek Energy, Inc. 410 17th Street, Suite 1400 Denver, Colorado 80202 (720) 440-6136 Attention: Investor Relations

MacKenzie Partners, Inc. 105 Madison Avenue New York, New York 10016 proxy@mackenziepartners.com Stockholders May Call Toll-Free: (800) 322-2885 Banks & Brokers May Call Collect: (212) 929-5500	Innisfree M&A Incorporated 501 Madison Avenue, 20th Floor New York, New York 10022 Stockholders May Call Toll-Free: (877) 750-0637 Banks & Brokers May Call Collect: (212) 750-5833

SUMMARY

The following summary highlights selected information described in more detail elsewhere in this joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus and may not contain all the information that may be important to you. To understand the merger and the matters being voted on by Bonanza Creek stockholders and SandRidge stockholders at their respective special meetings more fully, and to obtain a more complete description of the legal terms of the merger agreement and the agreements related thereto, you should carefully read this entire document, including the annexes, and the documents to which SandRidge and Bonanza Creek refer you. Each item in this summary includes a page reference directing you to a more complete description of that topic. See the section entitled “Where You Can Find More Information.”

The Parties

SandRidge Energy, Inc.

SandRidge Energy, Inc. is an oil and natural gas company with a principal focus on exploration and production activities in the Mid-Continent and Rockies regions of the United States.

Shares of SandRidge common stock are traded on the NYSE under the symbol “SD.”

The principal executive offices of SandRidge are located at 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102 and its telephone number is (405) 429-5500. Additional information about SandRidge and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

Brook Merger Sub, Inc.

Brook Merger Sub, Inc. is a wholly owned subsidiary of SandRidge. Merger Sub was formed by SandRidge solely in contemplation of the merger, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the merger agreement. Its principal executive offices are located at c/o SandRidge Energy, Inc., 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102 and its telephone number is (405) 429-5500.

Bonanza Creek Energy, Inc.

Bonanza Creek is an independent energy company engaged in the acquisition, exploration, development and production of onshore oil and associated liquids-rich natural gas in the United States, with assets primarily in the Wattenberg Field in Colorado and in the Dorcheat Macedonia Field in southern Arkansas. Bonanza Creek was incorporated in Delaware on December 2, 2010 and went public in December 2011.

Shares of Bonanza Creek common stock are traded on the NYSE under the symbol “BCEI.”

The principal executive offices of Bonanza Creek are located at 410 17th Street, Suite 1400, Denver, Colorado 80202 and its telephone number is (720) 440-6100. See the section entitled “Information about Bonanza Creek” for additional information about Bonanza Creek and its subsidiaries.

SandRidge’s Strategic Rationale for the Merger

SandRidge’s mission is to create resource value from its oil and natural gas development and production activities in the Mid-Continent and Rockies regions of the United States. In pursuit of its mission, SandRidge focuses on six strategies, including focusing on its complementary operating areas, preserving capital (in part by focusing drilling efforts on locations that make the most effective use of existing infrastructure), focusing on cost efficiencies and capital allocation, mitigating commodity price risk by entering into derivative contracts, maintaining flexibility (including by maintaining multi-year inventories of both oil and natural gas drilling locations) and pursuing opportunistic acquisitions.

The acquisition of Bonanza Creek pursuant to the merger is a direct continuation of these strategies. SandRidge’s existing assets in the Mid-Continent and Niobrara. are in different stages of the development cycle:

•	Mature Mississippi Lime assets in the Mid-Continent, which generate significant production and material free cash flow, which help fund investment and value creation in SandRidge’s emerging assets. However, they are declining assets that do not offer meaningful opportunities for additional development and oil and cash flow growth;

•	North Park Basin Niobrara assets, which are in the delineation phase of the development cycle and require significant investment over the next several years, including the construction of midstream and pipeline takeaway infrastructure, before full-field development can be realized; and

•	NW STACK assets in the Mid-Continent, which are also in the early phases of the development cycle and are being efficiently delineated under a development agreement that provides an initial $100 million of capital from SandRidge’s financial partner.

This current combination of mature Mississippi Lime assets and emerging North Park and NW STACK assets, in the absence of significant development-ready inventory, results in a higher risk profile. The expansion of SandRidge’s Niobrara position to include Bonanza Creek’s DJ Basin assets is expected to considerably improve SandRidge’s risk profile by:

•	adding an estimated 30-50% rate of return, development-ready inventory within a well-known, highly delineated area;

•	adding an estimated 970 total drilling locations close to existing infrastructure in a well-delineated play;

•	adding an estimated 230 proved locations, a 92% increase over SandRidge’s preliminary year end 2017 PUD inventory;

•	increasing Niobrara production to 25% of total production, from 4%; and

•	reducing Mississippi Lime production to less than 60% of SandRidge’s total production, from 80%.

SandRidge expects that these assets will allow SandRidge to accelerate returns and grow cash flow while its emerging assets progress to the development phase. The merger is expected to be immediately accretive to SandRidge’s cash flow per share and net asset value per share, while significantly reducing SandRidge’s risk profile. In addition, SandRidge will immediately take the steps necessary to achieve at least $20 million in annual general and administrative savings and will continue to focus on reducing its cost structure. The combined company is also expected to benefit by leveraging the shared experience and expertise of each other’s operational team to enhance the technical value across the Colorado Niobrara play.

To effect the transaction, SandRidge chose to use a measured balance of cash and equity and weighed increasing accretion from funding with cash against pro forma leverage and liquidity. The balance SandRidge chose of approximately 53% cash and 47% equity results in significant accretion while maintaining a prudent level of leverage which is anticipated to remain at or below 2.0x (1.9x assuming all $20.0 million in general and administrative expense savings are realized) EBITDA over the next three years.

Following the transaction, SandRidge expects greater than $300 million of liquidity at closing through a new reserve based loan with an initial borrowing base of $700 million on more favorable terms than its existing reserve based credit facility. To support the new credit facility, SandRidge’s current agent bank has delivered a highly confident letter to SandRidge supporting these terms. The increased borrowing base of $700 million versus the expected borrowing base of the combined company of $618 million provides enhanced liquidity at closing and indicates the strength of the combined company’s proved reserves.

In addition to delivering immediate accretion to cash flow per share and net asset value per share, the transaction is attractively valued. As set forth in the section entitled “The Merger—Opinion of SandRidge’s Financial Advisor,” the $36.00 per share acquisition price is well within the per share valuation ranges implied by Bonanza Creek’s net asset value, historical trading range since emerging from bankruptcy and comparable company EBITDA and production multiples. Moreover, SandRidge expects to generate meaningful synergies, with at least $20 million of anticipated annual general and administrative savings already identified. SandRidge further expects to capture additional cost savings through operational efficiencies and to leverage the expertise of its combined operational teams to drive operational improvements across the Niobrara play.

In short, the merger is a very strategic transaction for SandRidge that is faithful to SandRidge’s existing strategy and is designed to create long term stockholder value with lower risk.

For additional information regarding the strategic rationale of the merger, see the section entitled “The Merger—Recommendation of the SandRidge Board and Reasons for the Merger.”

SandRidge Special Meeting

Date, Time and Place. The SandRidge special meeting will be held on                    , 2018 at            , at            a.m., local time.

Purpose. The SandRidge special meeting is being held to consider and vote on approving the issuance of shares of SandRidge common stock to Bonanza Creek stockholders in connection with the merger agreement (referred to previously in this joint proxy statement/prospectus as the share issuance proposal).

Record Date; Voting Rights. The record date for the determination of stockholders entitled to notice of and to vote at the SandRidge special meeting is            . Only SandRidge stockholders who held shares of SandRidge common stock of record at the close of business on            are entitled to vote at the SandRidge special meeting and any adjournment or postponement of the SandRidge special meeting. Each share of SandRidge common stock entitles its holder of record to one vote at the SandRidge special meeting.

Quorum. In order for business to be conducted at the SandRidge special meeting, a quorum must be present. A quorum requires the presence, in person or represented by proxy, of holders of a majority of the voting power of the outstanding shares of SandRidge stock entitled to vote at the SandRidge special meeting. For purposes of determining whether there is a quorum, all shares that are present, including abstentions, will count towards the quorum.

Vote Required. Approval of the share issuance proposal requires the affirmative vote of a majority of the shares of SandRidge common stock present in person or represented by proxy at the SandRidge special meeting and entitled to vote on the share issuance proposal, assuming a quorum is present. Any abstention by a SandRidge stockholder will have the same effect as a vote against the share issuance proposal. The failure of any SandRidge stockholder to submit a vote (e.g. by failing to submit a proxy or to appear in person) will not be counted in determining the votes cast in connection with this proposal and therefore will have no effect on the outcome of the share issuance proposal.

As of the record date, there were            shares of SandRidge common stock outstanding, held by            holders of record. In addition, as of the record date, SandRidge directors and executive officers, as a group, owned and were entitled to vote            shares of SandRidge common stock, or approximately    % of the outstanding shares of SandRidge common stock.

Bonanza Creek Special Meeting

Date, Time and Place. The Bonanza Creek special meeting will be held on                    , 2018, at            at            a.m., local time.

Purpose. The Bonanza Creek special meeting is being held to consider and vote on the following proposals:

•	Proposal 1: to adopt the merger agreement, a copy of which is attached as Annex A hereto, pursuant to which the merger will be consummated with Bonanza Creek surviving as a wholly owned subsidiary of

SandRidge (referred to previously in this joint proxy statement/prospectus as the merger agreement proposal); and

•	Proposal 2: to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Bonanza Creek’s named executive officers in connection with the merger (referred to previously in this joint proxy statement/prospectus as the advisory compensation proposal).

Record Date; Voting Rights. The record date for the determination of stockholders entitled to notice of and to vote at the Bonanza Creek special meeting is            . Only Bonanza Creek stockholders who held shares of Bonanza Creek common stock of record at the close of business on            are entitled to vote at the Bonanza Creek special meeting and any adjournment or postponement of the Bonanza Creek special meeting. Each share of Bonanza Creek common stock entitles its holder of record to one vote at the Bonanza Creek special meeting.

Quorum. In order for business to be conducted at the Bonanza Creek special meeting, a quorum must be present. A quorum requires the presence, in person or represented by proxy, of holders of a majority of the shares of Bonanza Creek common stock entitled to vote at the Bonanza Creek special meeting. For purposes of determining whether there is a quorum, all shares that are present, including abstentions, will count towards the quorum.

Vote Required. The votes required for each proposal are as follows:

•	Proposal 1—the merger agreement proposal. The affirmative vote of the holders of a majority of the outstanding shares of Bonanza Creek common stock entitled to vote on the merger agreement proposal is required to adopt the merger agreement proposal. The failure of any Bonanza Creek stockholder to submit a vote (e.g., by not submitting a proxy or not voting in person) and any abstention by a Bonanza Creek stockholder will have the same effect as a vote “against” the merger agreement proposal. Because the merger agreement proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the merger agreement proposal, and will not be able to vote on the merger agreement proposal absent instructions from the beneficial owner.

•	Proposal 2—the advisory compensation proposal. The affirmative vote of the holders of a majority of the shares of Bonanza Creek common stock present in person or represented by proxy at the Bonanza Creek special meeting and entitled to vote on the advisory compensation proposal, assuming a quorum is present, is required to approve the advisory compensation proposal. Abstentions will be considered shares present and entitled to vote and will have the same effect as votes “against” the advisory compensation proposal. Brokers, banks and other nominees do not have discretionary authority to vote on the advisory compensation proposal and will not be able to vote on the advisory compensation proposal. While the Bonanza Creek board intends to consider the vote resulting from this proposal, the vote is advisory only and therefore not binding on Bonanza Creek or SandRidge, and, if the proposed merger with SandRidge is approved by Bonanza Creek stockholders and consummated, the compensation will be payable even if the advisory compensation proposal is not approved.

If shares are held in the name of a broker, bank or other nominee, the beneficial owner of such shares will receive separate instructions from his or her broker, bank or other nominee describing how to vote such shares. As of the record date, there were            shares of Bonanza Creek common stock outstanding, held by              holders of record. In addition, as of the record date, Bonanza Creek directors and executive officers, as a group, owned and were entitled to vote            shares of Bonanza Creek common stock, or approximately     % of the outstanding shares of Bonanza Creek common stock.

The Merger

Upon satisfaction or waiver of the conditions to closing in the merger agreement, on the closing date of the merger, Merger Sub, a wholly owned subsidiary of SandRidge formed for the purpose of effecting the merger, will merge with and into Bonanza Creek, and Bonanza Creek will be the surviving corporation in the merger. At the effective time, each share of Bonanza Creek common stock issued and outstanding immediately prior to the effective time (other than excluded shares) will be converted into the right to receive (i) $19.20 in cash, without interest and subject to any required withholding taxes, and (ii) a number of shares of SandRidge common stock, equal to the quotient (referred to previously in this joint proxy statement/prospectus as the exchange ratio) determined by dividing (a) $16.80 by (b) the volume-weighted average price per share of SandRidge common stock for the 20 consecutive trading days ending on the third-to-last trading day prior to the closing date of the merger (referred to previously in this joint proxy statement/prospectus as the SandRidge average stock price); provided, however, that (x) if the SandRidge average stock price is an amount greater than $21.38, then the exchange ratio will be 0.7858, and (y) if the SandRidge average stock price is an amount less than $17.50, then the exchange ratio will be 0.9600 (such aggregate amount of cash and number of shares of SandRidge common stock is referred to previously in this joint proxy statement/prospectus as the merger consideration). If the aggregate number of shares of SandRidge common stock that a Bonanza Creek stockholder is entitled to receive as part of the merger consideration includes a fraction of a share of SandRidge common stock, such Bonanza Creek stockholder will receive cash in lieu of that fractional share.

Additionally, all Bonanza Creek warrants issued pursuant to the Bonanza Creek warrant agreement will be automatically exercised in accordance with the terms of the Bonanza Creek warrant agreement. Furthermore, the Bonanza Creek board will take those actions necessary so that at the effective time, outstanding (i) Bonanza Creek stock options, (ii) Bonanza Creek RSUs (other than any Director RSUs), and (iii) Director RSUs will respectively be treated as described in the section entitled “The Merger—Treatment of Bonanza Creek Long-Term Incentive Compensation.”

Recommendation of the SandRidge Board and Reasons for the Merger

The SandRidge board recommends that SandRidge stockholders vote “FOR” the share issuance proposal.

In the course of reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, including the share issuance, the SandRidge board considered a number of factors in its deliberations. For a more complete discussion of these factors, see the section entitled “The Merger—Recommendation of the SandRidge Board and Reasons for the Merger.”

Recommendation of the Bonanza Creek Board and Reasons for the Merger

The Bonanza Creek board recommends that Bonanza Creek stockholders vote “FOR” the merger agreement proposal and “FOR” the advisory compensation proposal.

In the course of reaching its decision to approve the merger agreement and the merger contemplated by the merger agreement, the Bonanza Creek board considered a number of factors in its deliberations. For a more complete discussion of these factors, see the section entitled “The Merger—Recommendation of the Bonanza Creek Board and Reasons for the Merger.”

Opinion of SandRidge’s Financial Advisor

On November 13, 2017, at a meeting of the SandRidge board, Morgan Stanley & Co. LLC (“Morgan Stanley”), rendered its oral opinion to the SandRidge board, subsequently confirmed by delivery of a written opinion, dated November 14, 2017, that, as of such date, and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the consideration to be paid by SandRidge pursuant to the merger agreement was fair from a financial point of view to SandRidge.

The full text of the written opinion of Morgan Stanley to the SandRidge board, dated as of November 14, 2017, is attached hereto as Annex B and is incorporated herein by reference in its entirety. The summary of the opinion of Morgan Stanley in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. SandRidge stockholders should read Morgan Stanley’s opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. Morgan Stanley’s opinion was directed to the SandRidge board, in its capacity as such, and addressed only the fairness from a financial point of view to SandRidge of the consideration to be paid by SandRidge pursuant to the merger agreement as of the date of such opinion.

Morgan Stanley’s opinion did not address any other aspects or implications of the merger. Morgan Stanley’s opinion did not in any manner address the price at which the SandRidge common stock would trade following the merger or at any time, and Morgan Stanley expressed no opinion or recommendation to any holder of shares of SandRidge common stock or Bonanza Creek common stock as to how such holder should vote at the SandRidge special meeting or the Bonanza Creek special meeting, respectively, or whether to take any other action with respect to the merger.

For further information, see the section entitled “The Merger—Opinion of SandRidge’s Financial Advisor” and Annex B.

Opinion of Bonanza Creek’s Financial Advisor

Bonanza Creek engaged Evercore Group L.L.C. (“Evercore”) to act as its financial advisor in connection with evaluating strategic and financial alternatives, including, but not limited to, a merger, acquisition, joint venture, investment, sale of all or part of the equity, business, or assets of Bonanza Creek or such other significant corporate transactions. On November 13, 2017, Evercore delivered to the Bonanza Creek board its oral opinion, confirmed by its delivery of a written opinion dated November 13, 2017, that, as of the date thereof, and based upon and subject to the assumptions, procedures, factors, qualifications, limitations and other matters set forth in Evercore’s written opinion, the merger consideration was fair, from a financial point of view, to the holders of shares of Bonanza Creek common stock issued and outstanding immediately prior to the effective time that are entitled to receive such merger consideration.

The full text of Evercore’s written opinion, dated November 13, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Evercore in delivering its opinion, is attached as Annex C hereto and is incorporated herein by reference in its entirety. Evercore’s opinion does not constitute a recommendation to the Bonanza Creek board or to any other persons in respect of the proposed merger, including as to how any holder of Bonanza Creek common stock should vote or act with respect to the merger proposal or any other matter. We encourage you to read Evercore’s opinion carefully and in its entirety.

Evercore’s opinion was provided for the information and benefit of the Bonanza Creek board and was delivered to the Bonanza Creek board in connection with its evaluation of whether the merger consideration is fair, from a financial point of view, to the holders of shares of Bonanza Creek common stock issued and outstanding immediately prior to the effective time that are entitled to receive such merger consideration, and did not address any other aspects or implications of the proposed merger. Evercore’s opinion did not address the relative merits of the transactions contemplated by the merger agreement as compared to other business or financial strategies that might be available to Bonanza Creek, nor did it address the underlying business decision of Bonanza Creek to enter into the merger agreement or to consummate the transactions contemplated by the merger agreement.

Evercore has consented to the inclusion of this summary in this joint proxy statement/prospectus and the attachment of the full text of its opinion as Annex C. Evercore has also consented to the use of this summary and the attached full text of its opinion in connection with soliciting any stockholder votes required to approve the transactions contemplated by the merger agreement.

We encourage you to read Evercore’s opinion at Annex C and the section entitled “The Merger—Opinion of Bonanza Creek’s Financial Advisor” of this joint proxy statement/prospectus carefully and in their entirety.

Financing of the Merger

SandRidge anticipates that the total amount of funds necessary to finance the cash portion of the merger consideration and to pay transaction fees and expenses will be approximately $428 million. This amount is expected to be funded through a combination of available cash on hand and borrowings under SandRidge’s revolving credit facility. In connection with the closing, SandRidge intends to enter into a new reserve based credit facility. The administrative agent for SandRidge’s current reserve based credit facility has delivered to SandRidge a highly confident letter supporting the terms of a new credit facility with an initial borrowing base of at least $700 million and on more favorable terms than SandRidge’s current reserve based credit facility.

Interests of Certain Bonanza Creek Directors and Executive Officers in the Merger

When considering the recommendation of the Bonanza Creek board that you vote to approve the proposal to adopt the merger agreement, you should be aware that certain members of the board of directors and executive officers of Bonanza Creek have economic interests in the merger that are different from, or in addition to, the interests of Bonanza Creek stockholders generally. The Bonanza Creek board was aware of and considered these interests to the extent that they existed at the time, among other matters, in approving the merger agreement and the merger and recommending that the merger agreement be adopted by stockholders.

Bonanza Creek’s executive officers are parties to agreements with Bonanza Creek that provide severance benefits if their employment is terminated under certain circumstances in connection with a change in control of Bonanza Creek, including the merger. Furthermore, the merger agreement provides that (i) outstanding Bonanza Creek stock options will be converted into options to acquire shares of SandRidge common stock, (ii) outstanding Bonanza Creek RSUs (other than Director RSUs) will be converted into restricted stock unit awards with respect to shares of SandRidge common stock and (iii) outstanding Director RSUs will vest in full and will be canceled and converted into the right to receive the specified merger consideration, subject to certain limitations.

For more information, see the sections entitled “The Merger—Treatment of Bonanza Creek Long-Term Incentive Compensation” and “The Merger—Interests of Certain Bonanza Creek Directors and Executive Officers in the Merger” beginning on pages 139 and 127, respectively.

Board of Directors and Management of SandRidge Following Completion of the Merger

Upon completion of the merger, the current directors and executive officers of SandRidge are expected to continue in their current positions, other than as may be publicly announced by SandRidge in the normal course. None of SandRidge’s current directors or executive officers will receive any additional compensation or have any additional rights triggered or accelerated as a result of the completion of the merger.

Pursuant to the merger agreement, SandRidge is required to take all necessary corporate action (i) so that upon and after the effective time, the size of the SandRidge board is increased by one member, (ii) to appoint to the SandRidge board one individual who has been a corporate executive with financial or operating experience in the oil and gas industry in the Rocky Mountain region of the United States, as mutually agreed upon by Bonanza Creek and SandRidge (and who must have been serving as a director of the Bonanza Creek board as of the date the merger agreement was entered into) and approved by the Nominating and Governance Committee of the SandRidge board, to fill the vacancy on the SandRidge board created by such increase at the effective time and (iii) to nominate the new director for election to the SandRidge board in the proxy statement relating to the first annual meeting of the stockholders of SandRidge following the completion of the merger with respect to which a definitive proxy statement has not been filed by SandRidge prior to the completion of the merger.

Material U.S. Federal Income Tax Consequences

The receipt of shares of SandRidge common stock and cash in exchange for Bonanza Creek common stock pursuant to the merger agreement will be a taxable transaction for U.S. federal income tax purposes to U.S. holders (as defined in the section entitled “The Merger—Material U.S. Federal Income Tax Consequences”). A U.S. holder will recognize gain or loss in an amount equal to the difference between:

•	the sum of the fair market value of the SandRidge shares and the amount of cash received in the merger; and

•	such U.S. holder’s adjusted tax basis in the Bonanza Creek common stock exchanged therefor.

Gain or loss recognized by a U.S. holder generally will be taxable as capital gain or loss.

The U.S. federal income tax consequences of the merger to any holder of Bonanza Creek common stock will depend on such holder’s own personal tax situation. Accordingly, you are strongly urged to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

See the section entitled “The Merger—Material U.S. Federal Income Tax Consequences” for a more complete discussion of certain material U.S. federal income tax consequences of the merger

Accounting Treatment

SandRidge prepares its financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”). The merger will be accounted for using the acquisition method of accounting with SandRidge being considered the acquirer of Bonanza Creek for accounting purposes. This means that SandRidge will allocate the purchase price to the fair value of Bonanza Creek’s tangible and intangible assets and liabilities at the acquisition date, with the excess purchase price (if any) being recorded as goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually.

Regulatory Approvals Required to Complete the Merger

SandRidge and Bonanza Creek have determined that the merger is not subject to the requirements of the HSR Act, and no other governmental consents are required.

Additionally, in connection with the share issuance proposal, SandRidge must file a registration statement with the SEC under the Exchange Act that is declared effective by the SEC.

Treatment of Bonanza Creek Equity Awards

At the effective time (i) outstanding Bonanza Creek stock options will be converted into options to acquire shares of SandRidge common stock, (ii) outstanding Bonanza Creek RSUs (other than Director RSUs) will be converted into restricted stock unit awards with respect to shares of SandRidge common stock, and (iii) outstanding Director RSUs will vest in full and will be canceled and converted into the right to receive the specified merger consideration, subject to certain limitations. Additionally, the Bonanza Creek board will have adopted resolutions to adjust the terms of outstanding Bonanza Creek stock options and Bonanza Creek RSUs (other than Director RSUs) to provide for accelerated vesting in certain circumstances.

See the sections entitled “The Merger—Treatment of Bonanza Creek Long-Term Incentive Compensation” and “The Merger—Interests of Certain Bonanza Creek Directors and Executive Officers in the Merger” for a detailed description of the treatment of Bonanza Creek equity awards.

Treatment of Bonanza Creek Warrants

All Bonanza Creek warrants will be automatically exercised in accordance with the terms of the Bonanza Creek warrant agreement.

Listing of SandRidge Common Stock; Delisting of Bonanza Creek Common Stock

It is a condition to the consummation of the merger that the shares of SandRidge common stock to be issued to Bonanza Creek stockholders in the merger be authorized for listing on the NYSE, subject to official notice of issuance. As a result of the merger, shares of Bonanza Creek common stock currently listed on the NYSE will cease to be listed on the NYSE.

Appraisal Rights and Dissenters’ Rights

If the merger is completed, Bonanza Creek stockholders will be entitled to appraisal rights under Section 262 of the DGCL, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. Bonanza Creek common stock held by stockholders that do not vote for approval of the merger and make a demand for appraisal in accordance with Delaware law will not be converted into the right to receive the merger consideration, but will be converted into the right to receive a cash payment of the amount determined by the Delaware Court of Chancery to be the fair value of the stockholder’s shares of Bonanza Creek common stock at the effective time, together with interest on such amount from the effective time until paid. The fair value of a share of Bonanza Creek common stock at the effective time as determined by the Delaware Court of Chancery may be less than, equal to or more than the amount such holders would have received under the merger agreement.

Under the DGCL, as well as the governing documents of SandRidge, SandRidge stockholders are not entitled to dissenters’ rights in connection with the merger.

No Solicitation of Alternative Proposals

Pursuant to the merger agreement, each of SandRidge and Bonanza Creek have agreed that they will not, and will cause their respective subsidiaries and will use commercially reasonable efforts to cause their respective representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate (including by furnishing or providing information) any inquiries, proposals, or offers regarding, or the making of an alternative proposal or any offer that would reasonably be expected to lead to an alternative proposal, (ii) enter into, participate or engage in or continue any discussions or negotiations with respect to an alternative proposal or any inquiry or indication of interest that would reasonably be expected to lead to an alternative proposal, (iii) furnish any non-public information, or access to its properties, assets or employees, to any person in connection with or in response to an alternative proposal or any inquiry or indication of interest that would reasonably be expected to lead to an alternative proposal, (iv) approve or recommend to its stockholders, or execute or enter into any letter of intent or agreement in principle, or other agreement with any person providing for an alternative proposal (other than certain permitted confidentiality agreements) or (v) resolve, agree or publicly propose to take any of the foregoing actions.

The parties are permitted, prior to obtaining the applicable stockholder approval contemplated by the merger agreement, to engage in the activities described in clauses (ii) and (iii) above solely with and to any person who has made a written, bona fide alternative proposal that did not result from a breach of the applicable party’s non-solicitation obligations; provided, that (i) no non-public information may be furnished until the party receives an executed confidentiality agreement containing limitations on the use and disclosure of non-public information no less favorable to that party in the aggregate than the terms of the confidentiality agreement between SandRidge and Bonanza Creek and permitting any information provided thereunder to be provided to either SandRidge or Bonanza Creek, as applicable; (ii) such party provides prior written notice to the other party of the identity of such third party and of such party’s intention to take such actions and (iii) prior to taking any such actions, the party’s board of directors or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such alternative proposal is, or would reasonably be expected to lead to, a superior proposal, and, after consultation with its outside legal counsel, that the failure to engage in such activities would be inconsistent with the board’s duties under applicable law.

See the section entitled “The Merger Agreement—No Solicitation of Alternative Proposals” for a more detailed description and a summary of other additional obligations of SandRidge and Bonanza Creek.

Conditions to Completion of the Merger

The obligations of Bonanza Creek and SandRidge to consummate the merger are subject to the satisfaction or waiver (to the extent permissible under applicable laws) of the following mutual conditions:

•	adoption of the merger agreement proposal by Bonanza Creek stockholders and approval of the share issuance proposal by SandRidge stockholders;

•	absence of any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the merger, and no law shall have been adopted that makes consummation of the merger illegal or otherwise prohibited;

•	expiration or termination of any waiting period applicable to the merger under the HSR Act (Bonanza Creek and SandRidge have determined that filings under the HSR Act are not required and therefore the merger is not subject to any such waiting period);

•	effectiveness of the registration statement on Form S-4 filed by SandRidge in connection with the share issuance having been declared by the SEC and absence of any stop order suspending the effectiveness of such Form S-4 having been issued by the SEC and absence of any proceedings for that purpose having been initiated or threatened by the SEC; and

•	approval of the listing on the NYSE of the SandRidge common stock to be issued in connection with the merger.

The obligation of Bonanza Creek to effect the merger is also subject to the satisfaction or waiver by Bonanza Creek of the following additional conditions:

•	the accuracy of the representations and warranties of SandRidge and Merger Sub set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties will be true and correct as of such specific date only);

•	performance of, or compliance with, in all material respects, all agreements and covenants required to be performed or complied with under the merger agreement by SandRidge at or prior to the effective time; and

•	the receipt by Bonanza Creek of an officer’s certificate from SandRidge confirming the foregoing conditions have been satisfied.

The obligations of SandRidge and Merger Sub to effect the merger are also subject to the satisfaction or waiver by SandRidge of the following additional conditions:

•	the accuracy of the representations and warranties of Bonanza Creek set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties will be true and correct as of such specific date only);

•	performance of, or compliance with, in all material respects, all agreements and covenants required to be performed or complied with under the merger agreement by Bonanza Creek at or prior to the effective time; and

•	the receipt by SandRidge of an officer’s certificate from Bonanza Creek confirming the foregoing conditions have been satisfied.

As further discussed under the section entitled “Risk Factors,” neither SandRidge nor Bonanza Creek can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

None of SandRidge, Bonanza Creek or Merger Sub may rely, either as a basis for not consummating the merger or for terminating the merger agreement (as described below), on the failure of any condition set forth above, as the case may be, to be satisfied if such failure was caused by such party’s breach of any provision of the merger agreement.

Termination of the Merger Agreement

Bonanza Creek and SandRidge may mutually agree, in a written instrument, to terminate the merger agreement before consummating the merger.

In addition, either SandRidge or Bonanza Creek may terminate the merger agreement if:

•	there is in effect a final nonappealable order of a governmental entity of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement or if there is adopted any law that permanently makes consummation of the transactions contemplated thereby illegal or otherwise prohibited (provided that this right to terminate the merger agreement is not available to either party if such order or law was primarily due to the failure of such party to perform any of its obligations under the merger agreement);

•	subject to certain exceptions, there has been a breach of the merger agreement by the other party or there has been a failure to perform any of its representations, warranties, covenants or agreements contained in the merger agreement or any of its representations or warranties becomes untrue, which breach, failure to perform or untruth if it was continuing as of the completion of the merger would result in the failure of the closing conditions being satisfied and such breach, failure to perform or untruth is incapable of being cured (or becoming true) or, if capable of being cured (or becoming true), is not cured (or does not become true) by the earlier of (i) the outside date or (ii) within 30 days following receipt by such breaching party of notice of such breach, failure or untruth from the other party (provided the party seeking to terminate the merger agreement pursuant to this provision is not then in terminable breach);

•	subject to certain exceptions, the merger is not consummated by May 14, 2018 or, at either party’s discretion, if the only conditions to closing that have not been satisfied or waived by that date are those related to the termination or expiration of any waiting period under the HSR Act or the issuance of an order, decree, ruling, injunction or other action that is in effect and is restraining, enjoining or otherwise prohibiting the consummation of the merger, July 14, 2018 (such date, including any such extension, the “outside date”) (provided that this right to terminate the merger agreement shall not be available to any party whose failure to fulfill any material covenant or agreement under the merger agreement has been the cause of or resulted in the failure of the merger to occur on or before the outside date);

•	if the Bonanza Creek special meeting has concluded without adoption of the merger agreement proposal by Bonanza Creek stockholders or if the SandRidge special meeting has concluded without approval of SandRidge stockholders of the share issuance proposal; or

•	prior to the adoption of the merger agreement by Bonanza Creek stockholders or approval of the share issuance by SandRidge stockholders, as applicable, the other party (i) makes a recommendation change or (ii) is in material violation of its non-solicitation obligations.

Bonanza Creek may also terminate the merger agreement in order to enter into a definitive agreement with respect to a Bonanza Creek superior proposal subject to compliance with certain procedures set forth in the merger agreement (provided that contemporaneous with such termination Bonanza Creek tenders a termination fee payment to SandRidge).

Expenses and Termination Fees Relating to the Termination of the Merger Agreement

Bonanza Creek or SandRidge, as applicable, will be obligated to pay the other party a termination fee of $26,116,219 (in certain cases, less any amounts previously paid to the other party) in the following circumstances:

•	if such party effects an adverse recommendation change or such party commits a material breach of its non-solicitation obligations and the other party terminates the merger agreement; or

•	(i) an alternative proposal is publicly submitted, publicly proposed, publicly disclosed or otherwise communicated to the Bonanza Creek board or the SandRidge board, as applicable, and not withdrawn at the time of the termination of the merger agreement, (ii) the merger agreement is terminated because such party’s stockholders fail to adopt the merger agreement or approve the share issuance, as applicable, or because of the occurrence of the outside date or the other party terminates due to the applicable party’s terminable breach and (iii) within twelve months of the termination of the merger agreement, such party enters into a definitive agreement with a third party with respect to or consummates a transaction that is an alternative proposal relating to 50% or more of the party’s assets or stock with a third party (provided that if the merger agreement is terminated because of the occurrence of the outside date, the termination fee shall only be $13,058,109.50).

Bonanza Creek will also be required to pay a termination fee of $26,116,219 if Bonanza Creek terminates the merger agreement in order to enter into a Bonanza Creek superior proposal.

In addition, unless otherwise entitled to the $26,116,219 termination fee, SandRidge or Bonanza Creek will be obligated to pay the other party an expense reimbursement fee of up to $3,730,888 if (i) such party’s stockholders fail to adopt the merger agreement or approve the share issuance proposal, as applicable, or (ii) such party commits a terminable breach (other than with respect to a breach of the change of recommendation and non-solicitation obligations, in which case the entire $26,116,219 termination fee will be due and payable).

In no event shall either party be entitled to receive more than one termination fee and one expense reimbursement fee. If a party receives a termination fee, then such party will not be entitled to also receive an expense reimbursement fee, and any payment of the expense reimbursement fee shall be fully creditable against any subsequent payment of the termination fee.

Specific Performance

In addition to any other remedy that may be available to each party, including monetary damages, each of the parties will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of the merger agreement and to enforce specifically its terms and provisions.

Expected Timing of the Merger

The merger is expected to be completed in the first quarter of 2018. However, neither SandRidge nor Bonanza Creek can predict the actual date on which the merger will be completed, nor can the parties assure that the merger will be completed, because completion is subject to conditions beyond each party’s control.

Comparison of Rights of Common Stockholders of SandRidge and Common Stockholders of Bonanza Creek

Bonanza Creek stockholders receiving shares of SandRidge common stock in connection with the merger will have different rights once they become stockholders of SandRidge due to differences between the governing corporate documents of SandRidge and Bonanza Creek. These differences are described in more detail under “Comparison of Rights of Common Stockholders of SandRidge and Common Stockholders of Bonanza Creek.”

Risk Factors

Before voting at the Bonanza Creek special meeting or the SandRidge special meeting, you should carefully consider all of the information contained in or incorporated by reference into this joint proxy statement/prospectus, as well as the specific factors under the heading “Risk Factors.”

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF SANDRIDGE

The following table sets forth SandRidge’s selected consolidated historical financial information that has been derived from (i) consolidated financial statements of SandRidge and the SandRidge predecessor, as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, and (ii) SandRidge’s unaudited condensed consolidated financial statements as of and for the nine months ended September 30, 2017 and 2016. References to the “SandRidge successor” relate to SandRidge subsequent to October 1, 2016 and references to the “SandRidge predecessor” relate to SandRidge on and prior to October 1, 2016.

The information set forth below is only a summary and is not necessarily indicative of the results of future operations of SandRidge nor does it include the effects of the merger. You should read this financial information together with SandRidge’s consolidated financial statements, the related notes and the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its Annual Report on Form 10-K as of and for the year ended December 31, 2016 filed on March 3, 2017, and Quarterly Report on Form 10-Q as of and for the quarter ended September 30, 2017 filed on November 3, 2017, each of which is incorporated into this joint proxy statement/prospectus by reference. In SandRidge’s view, the unaudited condensed consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary to fairly state SandRidge’s interim financial information. For more information, see the section entitled “Where You Can Find More Information.”

	SandRidge Successor	SandRidge Predecessor					SandRidge Successor	SandRidge Predecessor
	Period from October 2, 2016 through December 31,	Period from January 1, 2016 through October 1,	Year Ended December 31,				Nine Months Ended September 30,	Nine Months Ended September 30,
	2016	2016	2015	2014	2013	2012	2017	2016
							(Unaudited)	(Unaudited)
Statement of Operations Data (in thousands, except per share data)
Revenues	$98,456	$293,809	$768,709	$1,558,758	$1,983,388	$1,934,642	$264,093	$293,809
Total operating expenses(1)	434,801	1,200,012	5,411,387	968,534	2,152,389	1,609,446	206,232	1,200,012

(Loss) income from operations	(336,345)	(906,203)	(4,642,678)	590,224	(169,001)	325,196	57,861	(906,203)

Other (expense) income
Interest expense, net	(372)	(126,099)	(321,421)	(244,109)	(270,234)	(303,349)	(2,757)	(126,099)
Bargain purchase gain	—	—	—	—	—	122,696	—	—
Gain (loss) on extinguishment of debt	—	41,179	641,131	—	(82,005)	(3,075)	—	41,179
Reorganization items	—	2,430,599	—	—	—	—	—	(243,672)
Other income, net	2,744	1,332	2,040	3,490	12,445	4,741	2,222	1,332

Total income (expense)	2,372	2,347,011	321,750	(240,619)	(339,794)	(178,987)	(535)	(327,260)

(Loss) income before income taxes	(333,973)	1,440,808	(4,320,928)	349,605	(508,795)	146,209	57,326	(1,233,463)
Income tax expense (benefit)	9	11	123	(2,293)	5,684	(100,362)	(8,496)	11

	SandRidge Successor	SandRidge Predecessor					SandRidge Successor	SandRidge Predecessor
	Period from October 2, 2016 through December 31,	Period from January 1, 2016 through October 1,	Year Ended December 31,				Nine Months Ended September 30,	Nine Months Ended September 30,
	2016	2016	2015	2014	2013	2012	2017	2016
							(Unaudited)	(Unaudited)
Net (loss) income	(333,982)	1,440,797	(4,321,051)	351,898	(514,479)	246,571	65,822	(1,233,474)
Less: net (loss) income attributable to noncontrolling interest	—	—	(623,506)	98,613	39,410	105,000	—	—

Net (loss) income attributable to SandRidge Energy, Inc.	(333,982)	1,440,797	(3,697,545)	253,285	(553,889)	141,571	65,822	(1,233,474)
Preferred stock dividends	—	16,321	37,950	50,025	55,525	55,525	—	16,321

(Loss applicable) income available to SandRidge Energy, Inc. common stockholders	$(333,982)	$1,424,476	$(3,735,495)	$203,260	$(609,414)	$86,046	$65,822	$(1,249,795)

(Loss) earnings per share
Basic	$(17.61)	$2.01	$(7.16)	$0.42	$(1.27)	$0.19	$2.07	$(1.76)

Diluted	$(17.61)	$2.01	$(7.16)	$0.42	$(1.27)	$0.19	$2.06	$(1.76)

(1)	Includes full cost ceiling limitation impairments of $319.1 million, $657.4 million, $657.4 million, $4.5 billion and $164.8 million for the period from October 2, 2016 through December 31, 2016, the period from January 1, 2016 through October 1, 2016, the nine months ended September 30, 2016, and the years ended December 31, 2015 and 2014, respectively. No full cost ceiling limitation impairments were recorded for the nine months ended September 30, 2017 or the years ended December 31, 2013 or 2012.

	SandRidge Successor	SandRidge Predecessor				SandRidge Successor
	As of December 31,	As of December 31,				As of September 30,
	2016	2015	2014	2013	2012	2017
						(Unaudited)
Balance Sheet Data (in thousands)
Cash and cash equivalents	$121,231	$435,588	$181,253	$814,663	$309,766	$133,201
Property, plant and equipment, net	$817,932	$2,234,702	$6,215,057	$6,307,675	$8,479,977	$913,759
Total assets(1)	$1,081,392	$2,922,027	$7,211,823	$7,630,307	$9,716,787	$1,138,783
Total debt(1)	$305,308	$3,562,378	$3,148,034	$3,140,419	$4,227,139	$37,601
Total stockholders’ equity (deficit)	$512,917	$(1,187,733)	$3,209,820	$3,175,627	$3,862,455	$858,283
Total liabilities and stockholders’ equity (deficit)	$1,081,392	$2,922,027	$7,211,823	$7,630,307	$9,716,787	$1,138,783

(1)	Reflects the reclassification of certain debt issuance costs from other assets to long-term debt of $69.1 million, $47.4 million, $54.5 million and $73.9 million for the years ended December 31, 2015, 2014, 2013 and 2012, respectively, as a result of the retrospective adoption of ASU 2015-03 on January 1, 2016.

There have been no cash dividends declared or paid on either SandRidge’s or the SandRidge predecessor’s common stock.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF BONANZA CREEK

The following table sets forth Bonanza Creek’s selected consolidated historical financial information that has been derived from (i) consolidated financial statements of the Bonanza Creek predecessor, as of and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, (ii) the Bonanza Creek successor’s unaudited condensed consolidated financial statements for the period ended September 30, 2017 and (iii) the Bonanza Creek predecessor’s unaudited condensed consolidated financial statements for the period ended April 28, 2017 and the nine months ended September 30, 2016. References to the “Bonanza Creek successor” relate to Bonanza Creek subsequent to April 28, 2017 and references to the “Bonanza Creek predecessor” relate to Bonanza Creek on and prior to April 28, 2017.

The information set forth below is only a summary and is not necessarily indicative of the results of future operations of Bonanza Creek nor does it include the effects of the merger. You should read this financial information together with Bonanza Creek’s consolidated financial statements, the related notes and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bonanza Creek” included within this joint proxy statement/prospectus. In Bonanza Creek’s view, the unaudited condensed consolidated financial statements include all adjustments (consisting of normal recurring adjustments) necessary to fairly state Bonanza Creek’s interim financial information. For more information, see the section entitled “Where You Can Find More Information.”

	Bonanza Creek Predecessor					Bonanza Creek Successor	Bonanza Creek Predecessor
	For the Year Ended December 31,					Period from April 29, 2017 through September 30,	Period from January 1, 2017 through April 28,	Nine Months Ended September 30,
	2016	2015	2014	2013	2012	2017	2017	2016
						(Unaudited)	(Unaudited)
Statement of Operations Data (in thousands, except per share amounts)
Total operating net revenues(1)	$195,295	$292,679	$558,633	$421,860	$231,205	$73,346	$68,589	$148,029
Income (loss) from operations(1)	(129,110)	(907,444)	(47,506)	146,995	77,903	3,816	(1,600)	(80,687)
Net income (loss)	(198,950)	(745,547)	20,283	69,184	46,523	748	2,660	(131,616)
Basic net income (loss) per common share	$(4.04)	$(15.57)	$0.50	$1.72	$1.17	$0.04	$0.05	$(2.67)
Basic weighted-average common shares outstanding	49,268	47,874	40,139	39,337	39,052	20,410	49,559	49,244
Diluted net income (loss) per common share	$(4.04)	$(15.57)	$0.49	$1.71	$1.17	$0.04	$0.05	$(2.67)
Diluted weighted-average common shares outstanding	49,268	47,874	40,290	39,403	39,052	20,438	50,971	49,244

Selected Cash Flow Data (in thousands):
Net cash provided by (used in) operating activities	$14,563	$226,023	$339,958	$295,685	$156,911	$11,419	$(19,884)	$30,578
Net cash used in investing activities	(67,401)	(452,573)	(837,232)	(453,893)	(304,552)	(48,108)	(5,904)	(68,223)
Net cash provided by (used in) financing activities	$112,062	$245,307	$319,276	$334,522	$149,819	$(2,398)	$15,406	$149,734

Sales Volumes:
Oil (MBbls)	4,309.9	6,072.3	5,618.7	3,887.2	2,191.0	1,244.5	1,068.5	3,476.6
Natural gas (MMcf)	12,231.3	14,551.1	15,395.8	9,975.9	5,473.2	3,897.8	3,336.1	9,502.2
Natural gas liquids (MBbls)	1,587.0	1,821.9	396.3	352.8	284.7	513.6	449.0	1,197.2

	Bonanza Creek Predecessor					Bonanza Creek Successor	Bonanza Creek Predecessor
	For the Year Ended December 31,					Period from April 29, 2017 through September 30,	Period from January 1, 2017 through April 28,	Nine Months Ended September 30,
	2016	2015	2014	2013	2012	2017	2017	2016
						(Unaudited)	(Unaudited)
Average Sales Price (before derivatives):
Oil (per Bbl)	$35.42	$40.98	$81.95	$91.84	$89.08	$44.21	$48.28	$33.75
Natural gas (per Mcf)	$1.88	$1.82	$5.11	$4.66	$3.62	$2.32	$2.57	$1.59
Natural gas liquids (per Bbl)	$12.39	$9.49	$49.14	$51.74	$55.54	$16.84	$17.52	$11.73

Average Sales Price (after derivatives):
Oil (per Bbl)	$39.68	$62.10	$84.00	$88.82	$88.40	$44.21	$48.28	$38.28
Natural gas (per Mcf)	$1.88	$2.01	$5.16	$4.70	$3.76	$2.32	$2.57	$1.59
Natural gas liquids (per Bbl)	$12.39	$9.49	$49.14	$51.74	$55.54	$16.84	$17.52	$11.73

Expense per BOE:
Lease operating expense and gas plant and midstream operating expense	$7.12	$7.40	$8.44	$8.09	$9.06	$8.65	$8.04	$7.05
Severance and ad valorem taxes	$1.93	$1.81	$5.88	$4.61	$4.04	$2.01	$2.73	$1.84
Depreciation, depletion, and amortization	$14.01	$23.73	$26.66	$23.75	$19.54	$5.06	$13.54	$13.52
General and administrative	$9.71	$6.81	$9.51	$9.40	$9.27	$13.01	$7.28	$7.93

(1)	Amounts reflect results for continuing operations and exclude results for discontinued operations related to non-core properties in California sold or held for sale as of December 31, 2014, 2013 and 2012.

	Bonanza Creek Predecessor					Bonanza Creek Successor
	As of Year Ended December 31,					As of September 30,
	2016	2015	2014	2013	2012	2017
Balance Sheet Data (in thousands)
Cash and cash equivalents	$80,565	$21,341	$2,584	$180,582	$4,268	$31,096
Property and equipment, net (excludes assets held for sale)	1,018,968	922,344	1,756,477	1,267,249	943,175	731,930
Oil and gas properties held for sale, net of accumulated depreciation, depletion, and amortization	—	214,922	—	360	582	—
Total assets	1,134,478	1,259,641	1,990,086	1,541,812	1,002,490	804,063
Debt
Credit facility	191,667	79,000	33,000	—	158,000	—
Senior Notes, net of unamortized premium and deferred financing costs	793,698	792,666	791,616	504,724	—	—
Total stockholders’ equity	$19,061	$209,407	$740,071	$656,028	$578,518	$693,067

There have been no cash dividends declared or paid on either Bonanza Creek’s or the Bonanza Creek predecessor’s common stock.

SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION OF SANDRIDGE

The following selected unaudited pro forma condensed combined financial statements (the “pro forma financial statements”) have been prepared to reflect the effects of the merger on the financial statements of SandRidge. The unaudited pro forma condensed combined balance sheet (the “pro forma balance sheet”) is presented as if the merger had occurred on September 30, 2017. The unaudited pro forma combined statements of operations (the “pro forma statements of operations”) for the year ended December 31, 2016, and the nine months ended September 30, 2017, are presented as if the merger had occurred on January 1, 2016. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger and, with respect to the statements of operations only, are expected to have a continuing impact on the combined results.

The following selected unaudited pro forma condensed combined financial information has been prepared for illustrative purposes only and is not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the pro forma events occurred as of the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of the combined company. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors.” The following selected unaudited pro forma condensed combined financial information should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” and related notes included in this joint proxy statement/prospectus.

	Nine Months Ended September 30, 2017	Year Ended December 31, 2016
	(In millions, except per share amounts)
Unaudited Pro Forma Statements of Combined Operations Data
Oil, Natural Gas and NGL Sales	$405.2	$573.6
Net Income Attributable to SandRidge	74.0	523.8
Earnings per Share, Basic	1.43	13.48
Earnings per Share, Diluted	1.43	13.48

As of September 30, 2017
(In millions)
Unaudited Pro Forma Condensed Combined Balance Sheet Data
Cash	$2.3
Total Assets	1,851.4
Long-Term Debt	271.3
Total Stockholders’ Equity	1,200.2

UNAUDITED COMPARATIVE PER SHARE INFORMATION

The following tables show per share data regarding earnings (losses) from continuing operations, book value per share and cash dividends for SandRidge and Bonanza Creek on a historical and pro forma combined basis after giving effect to the merger. The pro forma earnings (losses) from continuing operations information was prepared as if the merger had been completed on January 1, 2016. The pro forma book value per share information was computed as if the merger had been completed on September 30, 2017.

The following comparative per share data is derived from the historical consolidated financial statements of each of SandRidge and Bonanza Creek. The information below should be read in conjunction with the section entitled “Unaudited Pro Forma Condensed Combined Financial Statements” beginning on page 161.

	SandRidge Successor		SandRidge Predecessor
	Nine Months Ended September 30, 2017	October 2, 2016 through December 31, 2016	January 1, 2016 through October 1, 2016
	(Unaudited)
Historical- SandRidge
Earnings (Loss) Per Share, Basic	$2.07	$(17.61)	$2.01
Earnings (Loss) Per Share, Diluted	$2.06	$(17.61)	$2.01
Book Value Per Share	$27.03	$27.04	$—
Cash Dividends	$—	$—	$—

	Bonanza Creek Successor	Bonanza Creek Predecessor
	April 29, 2017 through September 30, 2017	January 1, 2017 through April 28, 2017	Year Ended December 31, 2016
	(Unaudited)	(Unaudited)
Historical- Bonanza Creek
Earnings (Loss) Per Share, Basic	$0.04	$0.05	$(4.04)
Earnings (Loss) Per Share, Diluted	$0.04	$0.05	$(4.04)
Book Value Per Share	$33.96	$—	$0.39
Cash Dividends	$—	$—	$—

	Nine Months Ended September 30, 2017	Year Ended December 31, 2016
	(Unaudited)
Pro Forma Combined:
Earnings Per Share, Basic	$1.43	$13.48
Earnings Per Share, Diluted	$1.43	$13.48
Book Value Per Share	$23.24	$—
Cash Dividends	$—	$—

	Nine Months Ended September 30, 2017	Year Ended December 31, 2016
	(Unaudited)
Equivalent Pro Forma Combined:
Earnings Per Share, Basic	$1.37	$12.94
Earnings Per Share, Diluted	$1.37	$12.94
Book Value Per Share	$22.31	$—
Cash Dividends	$—	$—

COMPARATIVE STOCK PRICE DATA AND DIVIDENDS

Comparative Per Share Market Price Information

SandRidge’s common stock is listed on the NYSE under the symbol “SD.” Bonanza Creek’s common stock is listed on the NYSE under the symbol “BCEI.” The following table sets forth the closing sales prices per share of SandRidge common stock and Bonanza Creek common stock as of November 14, 2017, the last full trading day before the public announcement of the merger, and                , the last trading day for which this information could be calculated before the date of this joint proxy statement/prospectus. The table also shows the estimated equivalent per share value of the merger consideration for each share of SandRidge common stock on the relevant date.

	SandRidge Common Stock Closing Price		Bonanza Creek Common Stock Closing Price		Exchange Ratio	Estimated SandRidge Equivalent Per Share Value(1)
November 14, 2017		$18.43		$30.66	0.9116		$36.00
	$		$			$

(1)	The estimated equivalent per share value of the merger consideration represents the sum of $19.20, the cash portion of the merger consideration, plus the stock portion of the merger consideration, based on the closing prices of SandRidge common stock of $18.43 on November 14, 2017 and $ on , respectively, and, in each case, the applicable exchange ratio, assuming that such closing price was equal to the SandRidge average stock price. The actual exchange ratio at the completion of the merger will be determined based on the SandRidge average stock price and there can be no assurance that the SandRidge average stock price will be greater than, less than or equal to $18.43 or . If the SandRidge average stock price is between (or equal to) $17.50 and $21.38 per share, the exchange ratio will be the quotient of $16.80 divided by the SandRidge average stock price. If the SandRidge average stock price is greater than $21.38, the exchange ratio will be 0.7858. If the SandRidge average stock price is less than $17.50, the exchange ratio will be 0.9600. The SandRidge average stock price from October 18, 2017 through November 14, 2017 was $18.89. The SandRidge average stock price from through , was $ .

The above table shows only historical comparisons. These comparisons may not provide meaningful information to Bonanza Creek stockholders in determining whether to adopt the merger agreement. Bonanza Creek stockholders are urged to obtain current market quotations for SandRidge common stock and Bonanza Creek common stock and to carefully review the other information contained in this joint proxy statement/prospectus or incorporated by reference into this joint proxy statement/prospectus in considering whether to adopt the merger agreement. See the section entitled “Where You Can Find More Information.”

Comparative Stock Prices

The following tables sets forth, for the periods indicated, the high and low sales prices per share of SandRidge common stock and Bonanza Creek common stock as reported on the NYSE.

SandRidge Common Stock

	SandRidge Price Range
	High	Low
SandRidge Successor Company
Fiscal Year Ending December 31, 2017
Fourth Quarter (through December 8, 2017)	$20.45	$14.65
Third Quarter	$20.62	$16.63
Second Quarter	$20.72	$15.03
First Quarter	$23.96	$16.80

Fiscal Year Ended December 31, 2016
Fourth Quarter (from October 4, 2016 through December 31, 2016)	$26.85	$15.75
SandRidge Predecessor Company
Fourth Quarter (through October 3, 2016)	$0.02	$0.01
Third Quarter	$0.06	—
Second Quarter	$0.11	$0.01
First Quarter	$0.20	$0.03

Fiscal Year Ended December 31, 2015
Fourth Quarter	$0.56	$0.17
Third Quarter	$0.90	$0.25
Second Quarter	$2.30	$0.81
First Quarter	$2.53	$1.13

Bonanza Creek Common Stock

	Bonanza Creek Price Range
	High	Low
Bonanza Creek Successor Company
Fiscal Year Ending December 31, 2017
Fourth Quarter (through December 8, 2017)	$35.50	$26.00
Third Quarter	$34.32	$23.33
Second Quarter (from April 29, 2017 through June 30, 2017)	$40.60	$27.79
Bonanza Creek Predecessor Company
Second Quarter (through April 28, 2017)	$1.25	$0.42
First Quarter	$3.38	$0.92

Fiscal Year Ended December 31, 2016
Fourth Quarter	$2.35	$0.67
Third Quarter	$2.35	$0.60
Second Quarter	$4.67	$1.25
First Quarter	$5.50	$0.88

Fiscal Year Ended December 31, 2015
Fourth Quarter	$9.54	$3.72
Third Quarter	$18.18	$3.93
Second Quarter	$30.69	$17.35
First Quarter	$30.81	$20.23

As of            , the last date before the date of this joint proxy statement/prospectus for which it was practicable to obtain this information, there were            shares of SandRidge common stock outstanding and approximately             holders of record of SandRidge common stock, and            shares of Bonanza Creek common stock outstanding and approximately            holders of record of Bonanza Creek common stock.

If the SandRidge average stock price is between (or equal to) $17.50 and $21.38 per share, the exchange ratio will be adjusted and will be the quotient of $16.80 divided by the SandRidge average stock price. If the SandRidge average stock price is greater than $21.38, the exchange ratio will be fixed at 0.7858. If the SandRidge average stock price is less than $17.50, the exchange ratio will be fixed at 0.9600. Depending on changes in the market price of SandRidge common stock, the market value of the shares of SandRidge common stock that holders of Bonanza Creek common stock will have the right to receive on the date the merger is completed may vary significantly from the market value of the shares of SandRidge common stock that holders of Bonanza Creek common stock would receive if the merger were completed on the date of this joint proxy statement/prospectus. As a result, you should obtain recent market prices of SandRidge common stock and Bonanza Creek common stock prior to voting your shares. See the section entitled “Risk Factors—Risks Relating to the Merger.”

Dividends

Neither SandRidge nor Bonanza Creek has declared or paid any cash dividends with respect to their common stock since emerging from bankruptcy, and neither anticipates declaring any dividend with respect to its common stock in the foreseeable future. In addition to other restrictions on dividends, the merger agreement prohibits each company (unless consented to in advance by the other company, which consent may not be unreasonably withheld, conditioned or delayed) from paying dividends to holders of such company’s common stock until the earlier of the effective time and the termination of the merger agreement in accordance with its terms. For additional information, see the section entitled “The Merger—Dividend Policy.”

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus contain forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts but reflect SandRidge’s and Bonanza Creek’s current beliefs, expectations or intentions regarding future events. Words such as “anticipate,” “believe,” “plan,” “continue,” “could,” “estimate,” “expect,” “forecast,” “guidance,” “intend,” “may,” “plan,” “possible,” “potential,” “predict,” “project,” “pursue,” “will,” “should,” “target,” “assume,” “foresee,” and other similar words, phrases or expressions are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements include, without limitation, SandRidge’s plans, objectives, expectations and intentions with respect to future operations and services; required approvals of the merger by Bonanza Creek’s stockholders and the share issuance by SandRidge’s stockholders, and by governmental regulatory authorities; the stock price of SandRidge following the consummation of the merger; the stock price of SandRidge prior to the consummation of the merger; the satisfaction of the closing conditions to the proposed merger; the future composition of the SandRidge board and the management team of the combined company; and the timing of the completion of the merger.

Forward-looking statements in this joint proxy statement/prospectus are based on certain key expectations and assumptions made by SandRidge and Bonanza Creek. Although the management of each of SandRidge and Bonanza Creek believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because SandRidge and Bonanza Creek can give no assurance that they will prove correct. Additionally, all forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of SandRidge and Bonanza Creek and difficult to predict. These risks and uncertainties also include those set forth under the section entitled “Risk Factors” as well as, among others, risks and uncertainties relating to:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy the closing conditions;

•	the possibility that the consummation of the proposed merger is delayed or does not occur, including due to the failure to obtain the required approvals of the SandRidge stockholders and Bonanza Creek stockholders, which may have adverse effects on the business and the stock price of SandRidge and Bonanza Creek;

•	the ability to obtain the regulatory approvals required to complete the merger as contemplated by the merger agreement, and the timing and conditions for such approvals;

•	fluctuations in the stock price of SandRidge prior to the consummation of the proposed merger;

•	the taking of governmental action (including the passage of legislation) to block the merger or otherwise adversely affecting SandRidge and Bonanza Creek;

•	the outcome of any legal proceedings that have been or may be instituted against SandRidge, Bonanza Creek or others following announcement of the merger contemplated by the merger agreement;

•	the disruption from the merger making it more difficult for Bonanza Creek and SandRidge to maintain relationships with their respective customers, employees or suppliers;

•	the inability of the combined company to recruit, hire or retain key personnel;

•	the ability to successfully integrate the operations of SandRidge and Bonanza Creek;

•	the impact of the announcement and pendency of the merger and the combination of SandRidge’s and Bonanza Creek’s businesses on the financial condition, results of operations, strategy and plans of SandRidge, Bonanza Creek and/or the combined company;

•	the expected benefits of the merger and the ability of SandRidge to realize those benefits;

•	unexpected costs or unexpected liabilities that may arise from the merger, whether or not consummated;

•	liabilities from operations for which SandRidge or Bonanza Creek, as applicable, do not have insurance and/or do not receive full indemnification;

•	equipment specialization and new technologies;

•	difficulty in building and deploying new equipment;

•	operating hazards attendant to the natural gas and oil business and other risks associated with drilling oil and natural gas wells;

•	shortages, delays in delivery and interruptions in supply of equipment, supplies and materials;

•	operating costs;

•	failure by customers to pay or satisfy their contractual obligations (particularly with respect to fixed term contracts);

•	the ability to repay indebtedness when due;

•	interest rate volatility and the volatility of oil, natural gas and natural gas liquids (“NGL”) prices;

•	estimates of oil, natural gas and NGL reserves and the need to replace the oil, natural gas and NGL reserves produced;

•	availability of satisfactory oil, natural gas and NGL marketing and transportation;

•	concentration of operations in any geographic region;

•	limitations of seismic data;

•	weather, environmental risks and ability to satisfy future environmental costs; and

•	the impact of global economic conditions, fluctuations in exchange rates, labor relations, competitive actions taken by competitors (whether in response to the announcement of the merger agreement or otherwise), terrorist attacks or natural disasters.

SandRidge and Bonanza Creek caution that the foregoing list of factors is not exhaustive. Additional information concerning these and other risk factors is contained in SandRidge’s most recently filed Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K and other SEC filings, as such filings may be amended from time to time. Such forward-looking statements speak only as of the date hereof. All subsequent written and oral forward-looking statements concerning SandRidge, Bonanza Creek, the merger or other matters attributable to SandRidge or Bonanza Creek or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Neither SandRidge nor Bonanza Creek undertakes any obligation to update publicly any of these forward-looking statements to reflect new information or events or circumstances that may arise after the date hereof, except as may be required under applicable securities law.

RISK FACTORS

In addition to the other information included and incorporated by reference into this joint proxy statement/prospectus, including the matters addressed in the section entitled “Cautionary Statements Regarding Forward-Looking Statements,” you should carefully consider the following risk factors before deciding whether to vote for the merger agreement proposal, in the case of Bonanza Creek stockholders, or for the share issuance proposal, in the case of SandRidge stockholders. In addition, you should read and consider the risks associated with the businesses of each of Bonanza Creek and SandRidge because these risks will relate to the combined company following the completion of the merger. Descriptions of some of these risks can be found in the Annual Report of SandRidge on Form 10-K for the fiscal year ended December 31, 2016, as such risks may be updated or supplemented in SandRidge’s subsequently filed Quarterly Reports on Form 10-Q or Current Reports on Form 8-K, which are incorporated by reference into this joint proxy statement/prospectus. You should also consider the other information in this document and the other documents incorporated by reference into this document. See the section entitled “Where You Can Find More Information.”

Risks Relating to the Merger

The value of the stock portion of the merger consideration is subject to change based on fluctuations in the value of SandRidge common stock, and Bonanza Creek stockholders may, in certain circumstances, receive stock consideration with a value that, at the time received, is less than $16.80 per share of Bonanza Creek common stock.

The market value of SandRidge common stock will fluctuate during the period before the date of the special meeting of Bonanza Creek stockholders to vote on the adoption of the merger agreement, during the 20 consecutive trading day period that the exchange ratio will be based upon, and the time between the last day of the 20 trading day period and the time Bonanza Creek stockholders receive merger consideration in the form of SandRidge common stock, as well as thereafter. The closing price of one share of SandRidge common stock on                was $        , which, assuming that price was the SandRidge average stock price, implied a total consideration per share of $        on such date.

Upon completion of the merger, each issued and outstanding share of Bonanza Creek common stock (other than shares of Bonanza Creek common stock held by (i) Bonanza Creek as treasury shares, (ii) SandRidge, Merger Sub or any of their direct or indirect subsidiaries, (iii) any direct or indirect subsidiary of Bonanza Creek, or (iv) any holder of record who is entitled to demand and properly demands appraisal of such shares pursuant to and in compliance with the DGCL (the shares of Bonanza Creek common stock described in clauses (i) through (iv) together referred to previously in this joint proxy statement/prospectus as the excluded shares)) will be converted into the right to receive the merger consideration. The number of shares of SandRidge common stock included in the merger consideration depends on the SandRidge average stock price. If the SandRidge average stock price is between (or equal to) $17.50 and $21.38 per share, the exchange ratio will be the quotient obtained by dividing $16.80 by the SandRidge average stock price. If the SandRidge average stock price is greater than $21.38, the exchange ratio will be 0.7858. If the SandRidge average stock price is less than $17.50, the exchange ratio will be 0.9600. Accordingly, the actual number of shares and the value of SandRidge common stock delivered to Bonanza Creek stockholders will depend on the SandRidge average stock price, and the value of the shares of SandRidge common stock delivered for each such share of Bonanza Creek common stock may be greater than or less than, or equal to, $36.00.

It is impossible to accurately predict the market price of SandRidge common stock at the effective time or during the period over which the SandRidge average stock price is calculated and therefore impossible to accurately predict the number or value of the shares of SandRidge common stock that Bonanza Creek stockholders will receive in connection with the merger.

The market prices of SandRidge common stock and Bonanza Creek common stock are subject to general price fluctuations in the market for publicly traded equity securities and have experienced volatility in the past.

Neither SandRidge nor Bonanza Creek is permitted to terminate the merger agreement or re-solicit the vote of SandRidge stockholders or Bonanza Creek stockholders, as applicable, solely because of changes in the market prices of either company’s common stock. Stock price changes may result from a variety of factors, including general market and economic conditions and changes in the respective businesses, operations and prospects, and regulatory considerations of SandRidge and Bonanza Creek. Market assessments of the benefits of the proposed merger and the likelihood that the merger will be completed, as well as general and industry-specific market and economic conditions, may also affect market prices of SandRidge common stock and Bonanza Creek common stock. Many of these factors are beyond SandRidge’s and Bonanza Creek’s control. Bonanza Creek stockholders should obtain current market quotations for shares of SandRidge common stock and for shares of Bonanza Creek common stock.

The market value of SandRidge common stock could be negatively affected by risks and conditions that apply to SandRidge, which may be different from the risks and conditions applicable to Bonanza Creek, and SandRidge stockholders will have different rights than Bonanza Creek stockholders.

Following the merger, existing SandRidge stockholders and former Bonanza Creek stockholders will own interests in a combined company operating an expanded business with more assets and a different mix of liabilities. The business of SandRidge and its subsidiaries and other companies it may acquire in the future are different from those of Bonanza Creek. There is a risk that various factors, conditions and developments that would not affect the price of Bonanza Creek common stock could negatively affect the price of SandRidge common stock. Current SandRidge stockholders and Bonanza Creek stockholders may not wish to continue to invest in the combined company, or may wish to reduce their investment in the combined company, including in order to comply with institutional investing guidelines, to increase diversification, to track any rebalancing of stock indices in which SandRidge common stock is included, to respond to the risk profile of the combined company or to realize a gain. In addition, if, following the merger, large amounts of SandRidge common stock are sold, the price of SandRidge common stock could decline.

Holders of shares of SandRidge common stock that were previously holders of Bonanza Creek common stock will have rights as SandRidge stockholders that differ from the rights they had as Bonanza Creek stockholders before the merger. For a detailed comparison of the rights of SandRidge stockholders to the rights of Bonanza Creek stockholders, see the section entitled “Comparison of Rights of Common Stockholders of SandRidge and Common Stockholders of Bonanza Creek.”

The merger is subject to conditions, including certain conditions that may not be satisfied, or completed on a timely basis, if at all. Failure to complete the merger could have material and adverse effects on SandRidge and Bonanza Creek.

Completion of the merger is subject to a number of conditions, including the approval by SandRidge stockholders of the share issuance proposal and approval by Bonanza Creek stockholders of the merger agreement proposal, which make the completion and timing of the completion of the merger uncertain. See the section entitled “The Merger Agreement—Conditions to Completion of the Merger” for a more detailed discussion. Also, either SandRidge or Bonanza Creek may terminate the merger agreement if the merger has not been consummated by May 14, 2018 or, at either party’s discretion, if the only conditions to closing that have not been satisfied or waived by that date are those related to the termination or expiration of any waiting period under the HSR Act or the issuance of an order, decree, ruling, injunction or other action that is in effect and is restraining, enjoining or otherwise prohibiting the consummation of the merger, July 14, 2018, except that this right to terminate the merger agreement will not be available to any party if the failure of the consummation of the merger and the other transactions is primarily due to the failure of such party to perform any of its obligations under the merger agreement.

SandRidge and Bonanza Creek have determined that the merger is not subject to the requirements of the HSR Act and therefore is not subject to any waiting period thereunder.

If the merger is not completed, SandRidge’s and Bonanza Creek’s respective ongoing businesses may be adversely affected and, without realizing any of the benefits of having consummated the merger, SandRidge and Bonanza Creek will be subject to a number of risks, including the following:

•	SandRidge and Bonanza Creek will be required to pay their respective costs relating to the merger agreement, such as legal, accounting, financial advisory and printing fees, whether or not the merger is completed and, in certain circumstances, a termination fee and/or expenses of the other party to the other party;

•	time and resources committed by SandRidge’s and Bonanza Creek’s management to matters relating to the merger and the merger agreement could otherwise have been devoted to pursuing other beneficial opportunities;

•	the market price of SandRidge common stock or Bonanza Creek common stock could decline to the extent that the current market price reflects a market assumption that the merger will be completed;

•	if the merger agreement is terminated and the Bonanza Creek board seeks another business combination, Bonanza Creek stockholders cannot be certain that Bonanza Creek will be able to find a party willing to enter into a transaction agreement on terms equivalent to or more attractive than the terms agreed to in the merger agreement; and

•	if the merger agreement is terminated and the SandRidge board seeks another acquisition, SandRidge stockholders cannot be certain that SandRidge will be able to find a party willing to enter into a transaction as attractive to SandRidge as the acquisition of Bonanza Creek.

The merger agreement contains provisions that limit Bonanza Creek’s and SandRidge’s ability to pursue alternatives to the merger, could discourage a potential competing acquiror of Bonanza Creek or SandRidge from making a favorable alternative transaction proposal and, in specified circumstances, could require Bonanza Creek or SandRidge to pay the other party a termination fee of $26,116,219.

The merger agreement contains certain provisions that restrict Bonanza Creek’s and SandRidge’s ability to (i) initiate, solicit or knowingly encourage or knowingly facilitate (including by furnishing or providing information) any inquiries, proposals, or offers regarding, or the making of an alternative proposal, (ii) enter into, participate or engage in or continue any discussions or negotiations with respect to an alternative proposal or any inquiry or indication of interest that would reasonably be expected to lead to an alternative proposal, (iii) furnish any non-public information or access to its properties, assets or employees, in each case, in connection with or in response to an alternative proposal or any inquiry or indication of interest that would reasonably be expected to lead to an alternative proposal, (iv) approve or recommend to its stockholders, or execute or enter into any letter of intent or agreement in principle, or any other agreement providing for an alternative proposal (other than certain permitted confidentiality agreements), and (v) resolve, agree, or publicly propose to take any of the foregoing actions. Further, even if the SandRidge board or the Bonanza Creek board withdraws, modifies, or qualifies its recommendation with respect to the share issuance proposal or the merger agreement proposal, as applicable, unless the merger agreement has been terminated in accordance with its terms, both Bonanza Creek and SandRidge will still be required to submit the merger agreement proposal and the share issuance proposal, as applicable, to a vote at its special meeting. In addition, the other party generally has an opportunity to offer to modify the terms of the merger in response to any third-party alternative transaction proposal before a party’s board of directors may withdraw, modify or qualify its recommendation with respect to the merger agreement proposal or the share issuance proposal, as applicable. In some circumstances, upon termination of the merger agreement, Bonanza Creek or SandRidge will be required to pay a termination fee of $26,116,219 to the other party. See the sections entitled “The Merger Agreement—No Solicitation of Alternative Proposals,” “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Expenses and Termination Fees Relating to the Termination of the Merger Agreement.”

These provisions could discourage a potential third-party acquirer or merger partner that might have an interest in acquiring all or a significant portion of Bonanza Creek or SandRidge or pursuing an alternative transaction with either from considering or proposing such a transaction, even if, in the case of an acquisition of Bonanza Creek, it were prepared to pay consideration with a higher per share price than the per share price proposed to be received in the merger or might result in a potential third-party acquiror or merger partner proposing to pay a lower price to the stockholders of Bonanza Creek or the stockholders of SandRidge than it might otherwise have proposed to pay because of the added expense of the $26,116,219 termination fee that may become payable in certain circumstances.

Bonanza Creek’s executive officers and directors have interests in the merger that may be different from, or in addition to, the interests of Bonanza Creek stockholders generally.

When considering the recommendation of the Bonanza Creek board with respect to the merger, you should be aware that Bonanza Creek’s executive officers and directors may have interests in the merger that are different from, or in addition to, those of Bonanza Creek’s stockholders more generally. The Bonanza Creek board was aware of these interests during its deliberations on the merits of the merger and in deciding to recommend that Bonanza Creek stockholders vote for the adoption of the merger agreement at the Bonanza Creek special meeting.

Upon completion of the merger, outstanding restricted stock units and stock options issued pursuant to the Bonanza Creek 2017 LTIP will be treated as described in the section entitled “The Merger—Interests of Certain Bonanza Creek Directors and Executive Officers in the Merger.”

See the section entitled “The Merger—Interests of Certain Bonanza Creek Directors and Executive Officers in the Merger” for a more detailed description of the interests of Bonanza Creek’s executive officers and directors.

Bonanza Creek and SandRidge will be subject to business uncertainties while the merger is pending, which could adversely affect their businesses.

In connection with the pendency of the merger, it is possible that certain persons with whom Bonanza Creek and SandRidge have a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationships with Bonanza Creek or SandRidge, as the case may be, as a result of the merger, which could negatively affect Bonanza Creek’s or SandRidge’s revenues, earnings and cash flows, as well as the market price of Bonanza Creek’s or SandRidge’s respective common stock, regardless of whether the merger is completed.

Under the terms of the merger agreement, each of Bonanza Creek and SandRidge are subject to certain restrictions on the conduct of its business prior to the effective time, which may adversely affect its ability to execute certain of its business strategies, including the ability in certain cases to enter into contracts, acquire or dispose of assets, incur indebtedness or incur capital expenditures, as applicable. Such limitations could negatively affect Bonanza Creek’s and SandRidge’s businesses and operations prior to the completion of the merger.

The merger is subject to the receipt of approvals, consents or clearances from regulatory authorities that may impose conditions that could have an adverse effect on SandRidge or Bonanza Creek or, if not obtained, could prevent completion of the merger.

Completion of the merger is conditioned upon the receipt of certain governmental approvals. Although each party has agreed to use their respective reasonable best efforts to obtain the requisite governmental approvals, there can be no assurance that these approvals will be obtained and that the other conditions to completing the merger will be satisfied. In addition, the governmental authorities from which the regulatory approvals are required may impose conditions on the completion of the merger or require changes to the terms of the merger or other agreements to be entered into in connection with the merger agreement. Such conditions or changes and the process of obtaining regulatory approvals could have the effect of delaying or impeding consummation of the merger or of imposing additional costs or limitations on SandRidge or Bonanza Creek following completion of the merger, any of which might have an adverse effect on SandRidge or Bonanza Creek following completion of the merger. For additional information about the regulatory approvals process, see the section entitled “The Merger—Regulatory Approvals.”

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and may not be reflective of the operating results and financial condition of SandRidge following completion of the pro forma events.

The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what SandRidge’s actual financial position or results of operations would have been had the pro forma events been completed on the dates indicated. Further, SandRidge’s actual results and financial position after the pro forma events may differ materially and adversely from the unaudited pro forma condensed combined financial data that is included in this joint proxy statement/prospectus. The unaudited pro forma condensed combined financial information has been prepared with the assumption that SandRidge will be identified as the acquirer under GAAP and reflects adjustments based upon preliminary estimates of the fair value of assets to be acquired and liabilities to be assumed.

Completion of the merger may trigger change in control or other provisions in certain agreements to which Bonanza Creek is a party.

The consummation of the merger may trigger change in control or other provisions in certain agreements to which Bonanza Creek is a party. If SandRidge and Bonanza Creek are unable to negotiate waivers of those provisions, the counterparties may exercise their rights and remedies under the agreements, potentially terminating the agreements or seeking monetary damages. Even if SandRidge and Bonanza Creek are able to negotiate waivers, the counterparties may require a fee for such waivers or seek to renegotiate the agreements on terms less favorable to Bonanza Creek.

Risks Relating to SandRidge After Completion of the Merger

Following the merger, the market price of SandRidge common stock may be volatile, and holders of SandRidge’s common stock could lose a significant portion of their investment due to drops in the market price of SandRidge’s common stock following completion of the merger.

The market price of SandRidge’s common stock may be volatile, and following completion of the merger, stockholders may not be able to resell their shares of SandRidge common stock at or above the price at which they acquired the common stock pursuant to the merger agreement or otherwise due to fluctuations in its market price, including changes in price caused by factors unrelated to SandRidge’s performance or prospects.

Specific factors that may have a significant effect on the market price for SandRidge’s common stock include, among others, the following:

•	changes in stock market analyst recommendations or earnings estimates regarding SandRidge’s common stock or other comparable companies;

•	actual or anticipated fluctuations in SandRidge’s revenue stream or future prospects;

•	reaction to public announcements by SandRidge following the merger;

•	strategic actions taken by SandRidge or its competitors, such as acquisitions;

•	failure of SandRidge to achieve the perceived benefits of the merger, including financial results, as rapidly as or to the extent anticipated by financial or industry analysts;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to SandRidge’s business and operations or the oil and natural gas industries;

•	changes in tax or accounting standards, policies, guidance, interpretations or principles;

•	adverse conditions in the financial markets or general U.S. or international economic conditions, including those resulting from war, incidents of terrorism and responses to such events; and

•	sales of SandRidge common stock by members of SandRidge’s management team or significant stockholders.

If the merger is completed, SandRidge may not achieve the intended benefits and the merger may disrupt its current plans or operations.

There can be no assurance that SandRidge will be able to successfully integrate Bonanza Creek’s assets or otherwise realize the expected benefits of the merger. In addition, SandRidge’s business may be negatively impacted following the merger if it is unable to effectively manage its expanded operations. The integration will require significant time and focus from SandRidge’s management following the merger. Additionally, consummating the merger could disrupt current plans and operations, which could delay the achievement of SandRidge’s strategic objectives.

After the merger is completed, Bonanza Creek stockholders will become stockholders of SandRidge and have their rights as stockholders governed by SandRidge’s organizational documents.

Upon consummation of the merger, Bonanza Creek stockholders will receive SandRidge common stock that will be governed by SandRidge’s organizational documents and the DGCL. For a detailed discussion of the differences between rights as stockholders of Bonanza Creek and rights as stockholders of SandRidge, see the section entitled “Comparison of Rights of Common Stockholders of SandRidge and Common Stockholders of Bonanza Creek.”

Bonanza Creek and SandRidge may be targets of securities class action and derivative lawsuits which could result in substantial costs and may delay or prevent the merger from being completed.

Securities class action lawsuits and derivative lawsuits are often brought against companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on SandRidge’s liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting consummation of the merger, then that injunction may delay or prevent the merger from being completed. Currently, neither Bonanza Creek nor SandRidge is aware of any securities class action lawsuits or derivative lawsuits being filed in connection with the merger.

SandRidge is expected to incur substantial expenses related to the consummation of the merger.

The combined company is expected to incur substantial expenses in connection with the consummation of the merger. While SandRidge and Bonanza Creek have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of the expenses.

The combined company may not be able to utilize a portion of Bonanza Creek’s or SandRidge’s net operating loss carryforwards (“NOLs”) to offset future taxable income for U.S. federal tax purposes, which could adversely affect the combined company’s net income and cash flows.

As of April 29, 2017, Bonanza Creek’s estimated federal income tax NOLs were approximately $248 million which will expire in 2037. SandRidge is projected to have federal income tax NOLs of approximately $808 million as of December 31, 2017, which will expire between 2025 and 2037. Utilization of these NOLs depends on many factors that are subject to change, including the combined company’s future taxable income. In addition, Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), generally imposes an annual limitation on the amount of an NOL and certain other tax attributes, including built-in losses, that may be used to offset taxable income when a corporation has undergone an “ownership change” (as determined under Section 382). Determining the limitations under Section 382 is technical and highly complex. An ownership change generally occurs if one or more stockholders (or groups of stockholders) who are each deemed to own at least 5% of the corporation’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period.

Bonanza Creek underwent an ownership change in April 2017 as a result of its emergence from Chapter 11 bankruptcy proceedings, and we believe Bonanza Creek will undergo another ownership change as a result of SandRidge’s acquisition of Bonanza Creek pursuant to the merger, and the corresponding annual limitation associated with either of those changes in ownership could prevent the combined company from fully utilizing—prior to their expiration—Bonanza Creek’s NOLs as of the effective time. SandRidge underwent an ownership change in October 2016 as a result of its emergence from Chapter 11 bankruptcy proceedings. While SandRidge’s issuance of stock pursuant to the merger would, standing alone, be insufficient to result in another ownership change with respect to SandRidge, there can be no assurances that SandRidge will not undergo another ownership change as a result of the merger taking into account other changes in ownership of SandRidge stock occurring within the relevant three-year period described above. As a result of the ownership change that occurred in October 2016 or if SandRidge were to undergo another ownership change, the combined company may be prevented from fully utilizing SandRidge’s NOLs and certain other tax attributes, including built-in losses, as of the time of the merger. Future changes in stock ownership or future regulatory changes could also limit the combined company’s ability to utilize Bonanza Creek’s or SandRidge’s NOLs. To the extent the combined company is not able to offset future taxable income with Bonanza Creek’s or SandRidge’s NOLs and other attributes, the combined company’s net income and cash flows may be adversely affected.

Other Risk Factors Relating to SandRidge

SandRidge’s business is and will be subject to the risks described above. In addition, SandRidge is, and will continue to be, subject to the risks described in SandRidge’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016, as updated by subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this joint proxy statement/prospectus. The risks described above and in those filings represent all known material risks with respect to SandRidge’s business. See the section entitled “Where You Can Find More Information” for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risk Factors Relating to Bonanza Creek

Further declines in oil and, to a lesser extent, natural gas prices will adversely affect Bonanza Creek’s business, financial condition or results of operations and its ability to meet its capital expenditure obligations or targets and financial commitments.

The price Bonanza Creek receives for its oil and, to a lesser extent, natural gas and NGLs, heavily influences its revenue, profitability, cash flows, liquidity, the borrowing base under its $191.7 million revolving credit facility (the “Bonanza Creek successor credit facility”), access to capital, present value and quality of its reserves, the nature and scale of its operations and future rate of growth. Oil and natural gas are commodities and, therefore, their prices are subject to wide fluctuations in response to relatively minor changes in supply and demand. In recent years, the markets for oil and natural gas have been volatile. These markets will likely continue to be volatile in the future. Further, oil prices and natural gas prices do not necessarily fluctuate in direct relation to each other. Because approximately 75% of Bonanza Creek’s estimated proved reserves as of December 31, 2016 were oil and NGLs, its financial results are more sensitive to movements in oil prices. Since mid-2014, the price of crude oil has significantly declined and has not regained previous highs. As a result, Bonanza Creek experienced significant decreases in crude oil revenues and recorded asset impairment charges due to commodity price declines. A prolonged period of low market prices for oil, natural gas and NGLs, like the current commodity price environment, or further declines in the market prices for oil and natural gas, will result in capital expenditures being further curtailed and will adversely affect Bonanza Creek’s business, financial condition and liquidity and its ability to meet obligations, targets or financial commitments. For the nine months ended September 30, 2017, the daily New York Mercantile exchange (“NYMEX”) WTI oil spot price ranged from a high of $54.48 per Bbl to a low of $42.48 per Bbl, and the NYMEX natural gas HH spot price ranged from a high of $3.71 per MMBtu to a low of $2.44 per MMBtu. As of December 8, 2017, the daily NYMEX WTI oil spot price and NYMEX natural gas HH spot price was $57.34 per Bbl and $2.79 per MMBtu, respectively.

The prices Bonanza Creek receives for its production, and the levels of its production, depend on numerous factors beyond its control. These factors include, but are not limited to, the following:

•	worldwide and regional economic conditions impacting the global supply and demand for oil and natural gas;

•	the actions from members of the Organization of Petroleum Exporting Countries and other oil producing nations;

•	the price and quantity of imports of foreign oil and natural gas;

•	political conditions in or affecting other oil-producing and natural gas-producing countries, including the current conflicts in the Middle East and conditions in South America and Russia;

•	the level of global oil and natural gas exploration and production;

•	the level of global oil and natural gas inventories;

•	localized supply and demand fundamentals and transportation availability;

•	weather conditions and natural disasters;

•	domestic and foreign governmental regulations;

•	speculation as to the future price of oil and the speculative trading of oil and natural gas futures contracts;

•	the price and availability of competitors’ supplies of oil and natural gas;

•	technological advances affecting energy consumption;

•	variability in subsurface reservoir characteristics, particularly in areas with immature development history;

•	the availability of pipeline capacity and infrastructure; and

•	the price and availability of alternative fuels.

Substantially all of Bonanza Creek’s production is sold to purchasers under contracts at market-based prices. Declines in commodity prices may have the following effects on Bonanza Creek’s business:

•	reduction of its revenues, profit margins, operating income and cash flows;

•	reduction in the amount of crude oil, natural gas and NGLs that Bonanza Creek can produce economically and may lead to reduced liquidity and the inability to pay its liabilities as they come due;

•	certain properties in its portfolio becoming economically unviable;

•	delay or postponement of some of its capital projects;

•	significant reductions in future capital programs, resulting in a reduced ability to develop its reserves;

•	limitations on Bonanza Creek’s financial condition, liquidity and/or ability to finance planned capital expenditures and operations;

•	reduction to the borrowing base under the Bonanza Creek successor credit facility or limitations in its access to sources of capital, such as equity or debt;

•	declines in its stock price;

•	refinery industry demand for crude oil;

•	storage availability for crude oil;

•	the ability of Bonanza Creek’s vendors, suppliers, and customers to continue operations due to the prevailing adverse market conditions; and

•	asset impairment charges resulting from reductions in the carrying values of Bonanza Creek’s crude oil and natural gas properties at the date of assessment.

Bonanza Creek’s production is not fully hedged, and it is exposed to fluctuations in the price of oil and will be affected by continuing and prolonged declines in the price of oil and natural gas.

Oil and natural gas prices are volatile, and Bonanza Creek currently only has a portion of its anticipated future production hedged. As a result, some of its future production will be sold at market prices, exposing Bonanza Creek to fluctuations in the price of oil and natural gas unless it enters into new hedging transactions. To the extent that the price of oil and natural gas decline below current levels, Bonanza Creek’s results of operations and financial condition would be materially adversely impacted.

Due to reduced commodity prices and lower operating cash flows, Bonanza Creek may be unable to maintain adequate liquidity and its ability to make interest payments in respect of any indebtedness could be adversely affected.

Oil, natural gas and NGL prices have significantly declined since mid-2014 and have not regained previous highs. This continued depressed price environment has caused a reduction in Bonanza Creek’s available liquidity. Bonanza Creek has substantial capital needs, including in connection with the continued development of its oil and gas assets. Bonanza Creek may not have the ability to generate sufficient cash flows from operations and, therefore, sufficient liquidity to meet its anticipated working capital, debt service and other liquidity needs.

Terrorist attacks could have a material adverse effect on Bonanza Creek’s business, financial condition or results of operations.

Terrorist attacks may significantly affect the energy industry, including Bonanza Creek’s operations and those of its current and potential customers, as well as general economic conditions, consumer confidence and spending and market liquidity. Strategic targets, such as energy-related assets, may be at greater risk of future attacks than other targets in the United States. Bonanza Creek’s insurance may not protect it against such occurrences. Consequently, it is possible that any of these occurrences, or a combination of them, could have a material adverse effect on Bonanza Creek’s business, financial condition and results of operations.

Bonanza Creek recently emerged from bankruptcy, which could adversely affect its business and relationships.

It is possible that Bonanza Creek having filed for bankruptcy and its recent emergence from the Chapter 11 bankruptcy proceedings could adversely affect its business and relationships with customers, employees and suppliers. Due to uncertainties, many risks exist, including the following:

•	key suppliers could terminate their relationship or require financial assurances or enhanced performance;

•	the ability to renew existing contracts and compete for new business may be adversely affected;

•	the ability to attract, motivate and/or retain key executives and employees may be adversely affected;

•	employees may be distracted from performance of their duties or more easily attracted to other employment opportunities;

•	competitors may take business away from Bonanza Creek, and its ability to attract and retain customers may be negatively impacted; and

•	Bonanza Creek has five new directors on its board that have no prior experience with Bonanza Creek or the management team, and as a result go-forward operation plans and strategy may differ materially from past practice.

The occurrence of one or more of these events could have a material and adverse effect on Bonanza Creek’s operations, financial condition and reputation. There can be no assurance that having been subject to bankruptcy protection will not adversely affect Bonanza Creek’s operations in the future.

Bonanza Creek’s actual financial results after emergence from bankruptcy may not be comparable to its historical financial information as a result of the implementation of the Bonanza Creek reorganization plan and the transactions contemplated thereby and the adoption of fresh-start accounting.

In connection with the disclosure statement Bonanza Creek filed with the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”), and the hearing to consider confirmation of Bonanza Creek’s Third Amended Joint Prepackaged Plan of Reorganization Under Chapter 11 of the Bankruptcy Code, dated April 6, 2017 (the “Bonanza Creek reorganization plan”), Bonanza Creek prepared projected financial information to demonstrate to the Bankruptcy Court the feasibility of the Bonanza Creek reorganization plan and its ability to continue operations upon emergence from bankruptcy. Those projections were prepared solely for the purpose of the bankruptcy proceedings and have not been, and will not be, updated on an ongoing basis and should not be relied upon by investors. At the time they were prepared, the projections reflected numerous assumptions concerning anticipated future performance and with respect to prevailing and anticipated market and economic conditions that were and remain beyond Bonanza Creek’s control and that may not materialize. Projections are inherently subject to substantial and numerous uncertainties and to a wide variety of significant business, economic and competitive risks and the assumptions underlying the projections and/or valuation estimates may prove to be wrong in material respects. Actual results will likely vary significantly from those contemplated by the projections. As a result, investors should not rely on these projections.

In addition, upon emergence from bankruptcy, Bonanza Creek adopted fresh-start accounting, as a consequence of which its assets and liabilities were adjusted to fair value and its accumulated deficit was restated to zero. Accordingly, Bonanza Creek’s future financial conditions and results of operations following its emergence are not be comparable to the financial condition or results of operations reflected in its historical financial statements. The lack of comparable historical financial information may discourage investors from purchasing Bonanza Creek’s common stock.

There is a limited trading market for Bonanza Creek’s securities and the market price of its securities is subject to volatility.

Upon emergence from bankruptcy, Bonanza Creek’s common stock was canceled and it issued new common stock. The market price of the new common stock could be subject to wide fluctuations in response to, and the level of trading that develops with the new common stock may be affected by, numerous factors, many of which are beyond Bonanza Creek’s control. These factors include, among other things, Bonanza Creek’s new capital structure as a result of the transactions contemplated by the Bonanza Creek reorganization plan, its limited trading history subsequent to its emergence from bankruptcy, its limited trading volume, the concentration of holdings of its new common stock, the lack of comparable historical financial information due to its adoption of fresh-start accounting, actual or anticipated variations in its operating results and cash flow, the nature and content of its earnings releases, announcements or events that impact its products, customers, competitors or markets, business conditions in its markets and the general state of the securities markets and the market for energy-related stocks, as well as general economic and market conditions and other factors that may affect Bonanza Creek’s future results.

Upon emergence from bankruptcy, the composition of Bonanza Creek’s board of directors changed significantly.

Pursuant to the Bonanza Creek reorganization plan, the composition of Bonanza Creek’s board of directors changed significantly. The Bonanza Creek board is made up of six directors, of which five had not previously served on the Bonanza Creek board. The new directors have different backgrounds, experiences and perspectives from those individuals who previously served on the Bonanza Creek board and, thus, may have different views on the issues that will determine the future of Bonanza Creek. As a result, the future strategy and plans of the Bonanza Creek may differ materially from those of the past.

The Bonanza Creek successor credit facility has restrictive covenants that could limit its growth and its ability to finance its operations, fund capital needs, respond to changing conditions and engage in other business activities that may be in its best interests.

The Bonanza Creek successor credit facility contains restrictive covenants that limit its ability to engage in activities that may be in its long-term best interests. Bonanza Creek’s ability to borrow under the Bonanza Creek successor credit facility is subject to compliance with certain financial covenants, including the maintenance of certain financial ratios, including a minimum current ratio, a maximum leverage ratio and a minimum interest coverage ratio. In addition, Bonanza Creek successor credit facility contains covenants that, among other things, limit its ability:

•	incur or guarantee additional indebtedness;

•	issue preferred stock;

•	sell or transfer assets;

•	pay dividends on, redeem or repurchase capital stock;

•	repurchase or redeem subordinated debt;

•	make certain acquisitions and investments;

•	create or incur liens;

•	engage in transactions with affiliates;

•	enter into agreements that restrict distributions or other payments from restricted subsidiaries to Bonanza Creek;

•	enter into sale-leaseback transactions;

•	consolidate, merge or transfer all or substantially all of its assets; and

•	engage in certain business activities.

Bonanza Creek’s failure to comply with these covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all of its indebtedness. Bonanza Creek would not have sufficient working capital to satisfy its debt obligations in the event of an acceleration of all or a significant portion of its outstanding indebtedness. As of the date of this joint proxy statement/prospectus, Bonanza Creek was in compliance with all financial and non-financial covenants.

Bonanza Creek may be prevented from taking advantage of business opportunities that arise because of the limitations imposed on it by the restrictive covenants contained in the Bonanza Creek successor credit facility. Bonanza Creek’s ability to comply with the financial ratios and financial condition tests under the Bonanza Creek successor credit facility may be affected by events beyond its control and, as a result, Bonanza Creek may be unable to meet these ratios and financial condition tests. These financial ratio restrictions and financial condition tests could limit Bonanza Creek’s ability to obtain future financings, make needed capital expenditures, withstand a continued downturn in commodity prices, its business or the economy in general or otherwise conduct necessary corporate activities.

Borrowings under the Bonanza Creek successor credit facility are limited by its borrowing base, which is subject to periodic redetermination.

Beginning on April 1, 2018, the borrowing base under the Bonanza Creek successor credit facility will be redetermined at least semiannually and up to one additional time between scheduled determinations upon request of Bonanza Creek or lenders holding 66 2/3% of the aggregate commitments. Redeterminations are based upon a number of factors, including commodity prices and reserve levels. In addition, Bonanza Creek’s lenders have substantial flexibility to reduce Bonanza Creek’s borrowing base due to subjective factors. Upon a redetermination, Bonanza Creek could be required to repay a portion of its bank debt to the extent its outstanding borrowings at such time exceed the redetermined borrowing base. Bonanza Creek may not have sufficient funds to make such repayments, which could result in a default under the terms of the facility and an acceleration of the loans thereunder requiring it to negotiate renewals, arrange new financing or sell significant assets, all of which could have a material adverse effect on its business and financial results.

Drilling for and producing oil and natural gas are high-risk activities with many uncertainties that could adversely affect Bonanza Creek’s business, financial condition or results of operations.

Bonanza Creek’s future financial condition and results of operations will depend on the success of its exploitation, exploration, development and production activities. Bonanza Creek’s oil and natural gas exploration and production activities are subject to numerous risks beyond its control, including the risk that drilling will not result in commercially viable oil or natural gas production. Bonanza Creek’s decisions to purchase, explore, develop or otherwise exploit drilling locations or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data and engineering studies, the results of which are often inconclusive or subject to varying interpretations. For a discussion of the uncertainty involved in these processes, see “Bonanza Creek’s estimated proved reserves and ultimate number of prospective well development locations are based on many assumptions that may turn out to be inaccurate. Any significant inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of Bonanza Creek’s reserves” below. Bonanza Creek’s cost of drilling, completing and operating wells is often uncertain before drilling commences. Overruns in budgeted expenditures are common risks that can make a particular project uneconomical. Further, many factors, including, but not limited to, the following, may result in substantial losses, including personal injury or loss of life, penalties, damage or destruction of property and equipment, and curtailments, delays or cancellations of Bonanza Creek’s scheduled drilling projects:

•	shortages of or delays in obtaining equipment and qualified personnel;

•	facility or equipment malfunctions;

•	unexpected operational events;

•	unanticipated environmental liabilities;

•	pressure or irregularities in geological formations;

•	adverse weather conditions, such as blizzards, ice storms, tornadoes, floods, and fires;

•	reductions in oil and natural gas prices;

•	delays imposed by or resulting from compliance with regulatory requirements, such as permitting delays;

•	proximity to and capacity of transportation facilities;

•	title problems;

•	safety concerns; and

•	limitations in the market for oil and natural gas.

Bonanza Creek’s estimated proved reserves and ultimate number of prospective well development locations are based on many assumptions that may turn out to be inaccurate. Any significant inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of Bonanza Creek’s reserves.

The process of estimating oil and natural gas reserves and the production possible from Bonanza Creek’s oil and gas wells is complex. It requires interpretations of available technical data and many assumptions, including assumptions relating to current and future economic conditions and commodity prices. Any significant inaccuracies in these interpretations or assumptions could materially affect the estimated quantities and present value of reserves shown in this joint proxy statement/prospectus. See the section entitled “Information About Bonanza Creek—Reserves” in this joint proxy statement/prospectus for information about Bonanza Creek’s estimated oil and natural gas reserves and the PV-10 (a non-GAAP financial measure) as of December 31, 2016, 2015 and 2014.

In order to prepare its estimates, Bonanza Creek must project production rates and the timing of development expenditures. Bonanza Creek must also analyze available geological, geophysical, production and engineering data. The extent, quality and reliability of this data can vary. The process also requires economic assumptions about matters such as oil and natural gas prices, drilling and operating expenses, capital expenditures, taxes and availability of funds, and given the current volatility in pricing, such assumptions are difficult to make. Although the Bonanza Creek reserve information contained in this joint proxy statement/prospectus is reviewed by independent reserve engineers, estimates of oil and natural gas reserves are inherently imprecise, particularly as they relate to state-of-the-art technologies being employed such as the combination of hydraulic fracturing and horizontal drilling.

Actual future production, oil and natural gas prices, revenues, taxes, development expenditures, operating expenses and quantities of recoverable oil and natural gas reserves will vary from Bonanza Creek’s estimates. Any significant variance could materially affect the estimated quantities and present value of reserves shown in this joint proxy statement/prospectus and Bonanza Creek’s impairment charges. In addition, Bonanza Creek may adjust estimates of proved reserves to reflect production history, results of exploration and development, prevailing oil and natural gas prices and other factors, many of which are beyond its control.

The present value of future net revenues from Bonanza Creek’s proved reserves will not necessarily be the same as the current market value of its estimated oil and natural gas reserves.

You should not assume that the present value of future net revenues from Bonanza Creek’s proved reserves is the current market value of its estimated oil and natural gas reserves. In accordance with SEC requirements for the years ended December 31, 2016, 2015 and 2014, Bonanza Creek based the estimated discounted future net revenues from its proved reserves on the unweighted arithmetic average of the first-day-of-the-month commodity prices for the preceding twelve months (after adjustment for location and quality differentials), without giving effect to derivative transactions. Actual future net revenues from Bonanza Creek’s oil and natural gas properties will be affected by factors such as:

•	actual prices it receives for oil and natural gas and hedging instruments;

•	actual cost of development and production expenditures;

•	the amount and timing of actual production;

•	the amount and timing of future development costs;

•	wellbore productivity realizations above or below type curve forecast models;

•	the supply and demand of oil and natural gas; and

•	changes in governmental regulations or taxation.

The timing of both Bonanza Creek’s production and incurrence of expenses in connection with the development and production of oil and natural gas properties will affect the timing and amount of actual future net revenues from proved reserves, and thus their actual present value. In addition, the 10% discount factor (the factor required by the SEC) used when calculating discounted future net revenues may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with Bonanza Creek or the oil and natural gas industry in general.

As a result of the sustained decrease in prices for oil, natural gas and NGLs, Bonanza Creek has taken write-downs of the carrying value of its properties and may be required to take further write-downs if oil and natural gas prices remain depressed or decline further or if it has substantial downward adjustments to its estimated proved reserves, increases in its estimates of development costs or deterioration in its drilling results.

Bonanza Creek reviews its proved oil and natural gas properties for impairment whenever events and circumstances indicate that a decline in the recoverability of their carrying value may have occurred. Based on specific market factors and circumstances at the time of prospective impairment reviews, and the continuing evaluation of development plans, production data, economics and other factors, from time to time, Bonanza Creek may be required to write-down the carrying value of its oil and natural gas properties. A write-down constitutes a non-cash charge to earnings. Oil, natural gas and NGL prices have significantly declined since mid-2014 and have not regained previous highs. Due to a bid received while assets were held for sale, Bonanza Creek recorded a $10.0 million impairment of oil and gas properties for the year ended December 31, 2016. Additionally, given the history of price volatility in the oil and natural gas markets, prices could remain depressed or decline further or other events may arise that would require Bonanza Creek to record further impairments of the book values associated with oil and natural gas properties. Accordingly, Bonanza Creek may incur significant impairment charges in the future which could have a material adverse effect on its results of operations and could reduce its earnings and stockholders’ equity for the periods in which such charges are taken.

Bonanza Creek intends to pursue the further development of its properties in the Wattenberg Field through horizontal drilling. Horizontal drilling operations can be more operationally challenging and costly relative to Bonanza Creek’s historic vertical drilling operations.

Horizontal drilling is generally more complex and more expensive on a per well basis than vertical drilling. As a result, there is greater risk associated with a horizontal well drilling program. Risks associated with Bonanza Creek’s horizontal drilling program include, but are not limited to, the following, any of which could materially and adversely impact the success of its horizontal drilling program and thus its cash flows and results of operations:

•	landing its well bore in the desired drilling zone;

•	effectively controlling the level of pressure flowing from particular wells;

•	staying in the desired drilling zone while drilling horizontally through the formation;

•	running its casing the entire length of the wellbore;

•	running tools and other equipment consistently through the horizontal wellbore;

•	fracture stimulating the planned number of stages;

•	preventing downhole communications with other wells;

•	successfully cleaning out the well bore after completion of the final fracture stimulation stage; and

•	designing and maintaining efficient forms of artificial lift throughout the life of the well.

Ultimately, the success of these drilling and completion techniques can only be evaluated over time as more wells are drilled and production profiles are established over a sufficiently long time period. If Bonanza Creek’s drilling results are less than anticipated or it is unable to execute its drilling program because of capital constraints, lease expirations, access to gathering systems, limited takeaway capacity or depressed natural gas and oil prices, the return on Bonanza Creek’s investment in these areas may not be as attractive as anticipated. Further, as a result of any of these developments, Bonanza Creek could incur material impairments of its oil and gas properties and the value of its undeveloped acreage could decline in the future.

Bonanza Creek’s ability to produce natural gas and oil economically and in commercial quantities could be impaired if it is unable to acquire adequate supplies of water for its drilling operations or is unable to dispose of or recycle the water it uses at a reasonable cost and in accordance with applicable environmental rules.

The hydraulic fracture stimulation process on which Bonanza Creek depends to produce commercial quantities of oil and natural gas requires the use and disposal of significant quantities of water. Bonanza Creek’s inability to secure sufficient amounts of water (including as a result of droughts), or to dispose of or recycle the water used in its operations, could adversely impact its operations. The imposition of new environmental initiatives and regulations could include restrictions on its ability to conduct certain operations such as hydraulic fracturing or disposal of waste, including, but not limited to, produced water, drilling fluids and other wastes associated with the exploration, development or production of natural gas. Compliance with environmental regulations and permit requirements governing the withdrawal, storage and use of surface water or groundwater necessary for hydraulic fracturing of wells may increase Bonanza Creek’s operating costs and cause delays, interruptions or termination of its operations, the extent of which cannot be predicted, and all of which could have an adverse effect on its operations and financial condition.

The unavailability or high cost of additional drilling rigs, equipment, supplies, personnel and oilfield services could adversely affect Bonanza Creek’s ability to execute its exploration and development plans within its budget and on a timely basis.

Shortages or the high cost of drilling rigs, equipment, supplies, personnel or oilfield services could delay or adversely affect Bonanza Creek’s development and exploration operations or cause it to incur significant expenditures that are not provided for in its capital budget, which could have a material adverse effect on its business, financial condition or results of operations and may lead to reduced liquidity and the inability to pay its liabilities as they come due.

Bonanza Creek’s exploration, development and exploitation projects require substantial capital expenditures. Bonanza Creek may be unable to obtain needed capital or financing on satisfactory terms, which could lead to expiration of its leases or a decline in its oil and natural gas reserves or anticipated production volumes.

Bonanza Creek’s exploration, development and exploitation activities are capital intensive. Bonanza Creek makes and expects to continue to make substantial capital expenditures in its business for the development, exploitation, production and acquisition of oil and natural gas reserves. At this time, Bonanza Creek intends to finance future capital expenditures primarily through cash flows provided by operating activities and borrowings under the Bonanza Creek successor credit facility. However, continuation of the recent declines, or further declines in commodity prices coupled with its financing needs may require Bonanza Creek to alter or increase its capitalization substantially through the issuance of additional equity securities, debt securities or the strategic sale of assets. The issuance of additional debt may require that a portion of Bonanza Creek’s cash flows provided by operating activities be used for the payment of principal and interest on its debt, thereby reducing its ability to use cash flows to fund working capital, capital expenditures and acquisitions. In addition, upon the issuance of certain debt securities (other than on a borrowing base redetermination date), Bonanza Creek’s borrowing base under the Bonanza Creek successor credit facility would be reduced. The issuance of additional equity securities could have a dilutive effect on the value of Bonanza Creek’s common stock.

Bonanza Creek’s cash flows provided by operating activities and access to capital are subject to a number of variables, including:

•	Bonanza Creek’s proved reserves;

•	the amount of oil and natural gas Bonanza Creek is able to produce from existing wells;

•	the prices at which Bonanza Creek’s oil and natural gas are sold;

•	the costs of developing and producing Bonanza Creek’s oil and natural gas production;

•	Bonanza Creek’s ability to acquire, locate and produce new reserves;

•	the ability and willingness of Bonanza Creek’s banks to lend; and

•	Bonanza Creek’s ability to access the equity and debt capital markets.

If the borrowing base under the Bonanza Creek successor credit facility or if Bonanza Creek’s revenues decrease as a result of lower oil or natural gas prices, operating difficulties, declines in reserves or for any other reason, Bonanza Creek may have limited ability to obtain the capital necessary to sustain its operations. If additional capital is needed, it may not be able to obtain debt or equity financing on favorable terms, or at all. If cash generated by operations or cash available under the Bonanza Creek successor credit facility is not sufficient to meet Bonanza Creek’s capital requirements, the failure to obtain additional financing could result in a curtailment of its operations relating to development of its drilling locations, which in turn could lead to a possible expiration of its undeveloped leases and a decline in its oil and natural gas reserves, and an adverse effect on its business, financial condition and results of operations.

Increased costs of capital could adversely affect Bonanza Creek’s business.

Recent and continuing disruptions and volatility in the global financial markets may lead to an increase in interest rates or a contraction in credit availability, impacting Bonanza Creek’s ability to finance its operations. Bonanza Creek’s business and operating results can be harmed by factors such as the terms and cost of capital, increases in interest rates or a reduction in credit rating. Changes in any one or more of these factors could cause Bonanza Creek’s cost of doing business to increase, limit its access to capital, limit its ability to pursue acquisition opportunities, reduce its cash flows available for drilling, render it unable to replace reserves and production and place Bonanza Creek at a competitive disadvantage.

Concentration of Bonanza Creek’s operations in a few core areas may increase its risk of production loss.

Bonanza Creek’s assets and operations are concentrated in two core areas: the Wattenberg Field in Colorado and the Dorcheat Macedonia Field in southern Arkansas. These core areas currently provide approximately 98% of Bonanza Creek’s current sales volumes and the vast majority of its development projects.

The Wattenberg and Dorcheat Macedonia Fields represent 81% and 19%, respectively, of Bonanza Creek’s 2016 total sales volumes and 79% and 19%, respectively, of its total sales volumes for the nine months ended September 30, 2017. Because Bonanza Creek’s operations are not as diversified geographically as some of its competitors, the success of its operations and its profitability may be disproportionately exposed to the effect of any regional events, including: fluctuations in prices of crude oil, natural gas and NGLs produced from wells in the area, accidents or natural disasters, restrictive governmental regulations and curtailment of production or interruption in the availability of gathering, processing or transportation infrastructure and services, and any resulting delays or interruptions of production from existing or planned new wells. Similarly, the concentration of Bonanza Creek’s assets within a small number of producing formations exposes it to risks, such as changes in field-wide rules, which could adversely affect development activities or production relating to those formations. In addition, in areas where exploration and production activities are increasing, as has been the case in recent years in the Wattenberg Field, Bonanza Creek is subject to increasing competition for drilling rigs, oilfield equipment, services, supplies and qualified personnel, which may lead to periodic shortages or delays. These constraints and the resulting shortages or high costs could delay Bonanza Creek’s operations and materially increase its operating and capital costs.

Bonanza Creek does not maintain business interruption (loss of production) insurance for its oil and gas producing properties. Loss of production or limited access to reserves in either of Bonanza Creek’s core operating areas could have a significant negative impact on its cash flows and profitability.

Bonanza Creek has limited control over activities on properties in which it owns an interest but does not operate, which could reduce its production and revenues.

Bonanza Creek does not operate all of the properties in which it has an interest. As a result, Bonanza Creek may have a limited ability to exercise influence over normal operating procedures, expenditures or future development of underlying properties and their associated costs. For all of the properties that are operated by others, Bonanza Creek is dependent on their decision-making with respect to day-to-day operations over which it has little control. The failure of an operator of wells in which Bonanza Creek has an interest to adequately perform operations, or an operator’s breach of applicable agreements, could reduce production and revenues Bonanza Creek receives from that well. The success and timing of Bonanza Creek’s drilling and development activities on properties operated by others depend upon a number of factors outside of its control, including the timing and amount of capital expenditures, the available expertise and financial resources, the inclusion of other participants and the use of technology. Bonanza Creek’s lack of control over non-operated properties also makes it more difficult for it to forecast capital expenditures, revenues, production and related matters.

Bonanza Creek is dependent on third party pipeline, trucking and rail systems to transport its production and, in the Wattenberg Field, gathering and processing systems to prepare its production. These systems have limited capacity and at times have experienced service disruptions. Curtailments, disruptions or lack of availability in these systems would interfere with Bonanza Creek’s ability to market the oil and natural gas it produces, and could materially and adversely affect its cash flow and results of operations.

Market conditions or the unavailability of satisfactory oil and natural gas transportation arrangements may hinder Bonanza Creek’s access to oil and natural gas markets or delay its production getting to market. The marketability of Bonanza Creek’s oil and natural gas and production, particularly from its wells located in the Wattenberg Field, depends in part on the availability, proximity and capacity of gathering, processing, pipeline, trucking and rail systems. The amount of oil and natural gas that can be produced and sold is subject to limitation in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, excessive pressure, physical damage to the gathering or transportation system, or lack of contracted capacity on such systems. A portion of Bonanza Creek’s production may also be interrupted, or shut in, from time to time for numerous other reasons, including as a result of accidents, maintenance, weather, field labor issues or disruptions in service. Curtailments and disruptions in these systems may last from a few days to several months. Any significant curtailment in gathering, processing or pipeline system capacity, significant delay in the construction of necessary facilities or lack of availability of transport, would interfere with Bonanza Creek’s ability to market the oil and natural gas it produces, and could materially and adversely affect its cash flow and results of operations, and the expected results of its drilling program.

Currently, there are no natural gas pipeline systems that service wells in the North Park Basin, which is prospective for the Niobrara formation. In addition, Bonanza Creek is not aware of any plans to construct a facility necessary to process natural gas produced from this basin. If neither Bonanza Creek nor a third party constructs the required pipeline system and processing facility, Bonanza Creek may not be able to fully develop its resources in the North Park Basin.

The development of Bonanza Creek’s proved undeveloped reserves may take longer and may require higher levels of capital expenditures than it currently anticipates. Therefore, Bonanza Creek’s undeveloped reserves may not be ultimately developed or produced.

Approximately 44% of Bonanza Creek’s total proved reserves were classified as proved undeveloped as of December 31, 2016. Development of these reserves may take longer and require higher levels of capital expenditures than Bonanza Creek currently anticipates or that may be available to it. Delays in the development of Bonanza Creek’s reserves or increases in costs to drill and develop such reserves will reduce the value of its estimated proved undeveloped reserves and future net revenues estimated for such reserves and may result in some projects becoming uneconomic. In addition, delays in the development of reserves could cause Bonanza Creek to have to reclassify its proved reserves as unproved reserves.

Unless Bonanza Creek replaces its oil and natural gas reserves, its reserves and production will decline, which would adversely affect its business, financial condition and results of operations.

In general, production from oil and gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Bonanza Creek’s current proved reserves will decline as reserves are produced and, therefore, its level of production and cash flows will be affected adversely unless Bonanza Creek conducts successful exploration and development activities or acquires properties containing proved reserves. Thus, Bonanza Creek’s future oil and natural gas production and, therefore, its cash flow and income are highly dependent upon its level of success in finding or acquiring additional reserves. However, there can be no assurance that Bonanza Creek’s future acquisition, development and exploration activities will result in any specific amount of additional proved reserves or that it will be able to drill productive wells at acceptable costs.

Bonanza Creek may incur substantial losses and be subject to substantial liability claims as a result of its oil and natural gas operations. Additionally, Bonanza Creek may not be insured for, or its insurance may be inadequate to protect it against, these risks, including those related to its hydraulic fracturing operations.

Bonanza Creek’s oil and natural gas exploration and production activities are subject to all of the operating risks associated with drilling for and producing oil and natural gas, including, but not limited to, the possibility of:

•	environmental hazards, such as spills, uncontrollable flows of oil, natural gas, brine, well fluids, natural gas, hazardous air pollutants or other pollution into the environment, including soil, groundwater and shoreline contamination;

•	releases of natural gas and hazardous air pollutants or other substances into the atmosphere (including releases at Bonanza Creek’s gas processing facilities);

•	hazards resulting from the presence of hydrogen sulfide (H2S) or other contaminants in natural gas it produces;

•	abnormally pressured formations resulting in well blowouts, fires or explosions;

•	mechanical difficulties, such as stuck oilfield drilling and service tools and casing collapse;

•	cratering (catastrophic failure);

•	downhole communication leading to migration of contaminants;

•	personal injuries and death; and

•	natural disasters.

Any of these risks could adversely affect Bonanza Creek’s ability to conduct operations or result in substantial losses to it as a result of:

•	injury or loss of life;

•	damage to and destruction of property, natural resources and equipment;

•	pollution and other environmental damage;

•	regulatory investigations and penalties;

•	suspension of its operations; and

•	repair and remediation costs.

The presence of H2S, a toxic, flammable and colorless gas, is a common risk in the oil and gas industry and may be present in small amounts for brief periods from time to time at Bonanza Creek’s well locations. Additionally, at one of its Arkansas properties, Bonanza Creek produces a small amount of gas from four wells where it has identified the presence of H2S at levels that would be hazardous in the event of an uncontrolled gas release or unprotected exposure. In addition, Bonanza Creek’s operations in Arkansas and Colorado are susceptible to damage from natural disasters such as flooding, wildfires or tornados, which involve increased risks of personal injury, property damage and marketing interruptions. The occurrence of one of these operating hazards may result in injury, loss of life, suspension of operations, environmental damage and remediation and/or governmental investigations and penalties. The payment of any of these liabilities could reduce, or even eliminate, the funds available for exploration and development, or could result in a loss of Bonanza Creek’s properties.

As is customary in the oil and gas industry, Bonanza Creek maintains insurance against some, but not all, of these potential risks and losses. Although Bonanza Creek believes the coverage and amounts of insurance that it carries are consistent with industry practice, it does not have insurance protection against all risks that it faces. Insurance costs will likely continue to increase which could result in Bonanza Creek’s determination to decrease coverage and retain more risk. In addition, pollution and environmental risks generally are not fully insurable. If Bonanza Creek incurs substantial liability, and the damages are not fully covered by insurance or are in excess of policy limits, then its business, results of operations and financial condition may be materially adversely affected.

Because hydraulic fracturing activities are part of Bonanza Creek’s operations, they are covered by its insurance against claims made for bodily injury, property damage and clean-up costs stemming from a sudden and accidental pollution event. However, Bonanza Creek may not have coverage if the operator is unaware of the pollution event and unable to report the “occurrence” to the insurance company within the required time frame. Bonanza Creek also does not have coverage for gradual, long-term pollution events.

Under certain circumstances, Bonanza Creek has agreed to indemnify third parties against losses resulting from its operations. Pursuant to Bonanza Creek’s surface leases, it typically indemnifies the surface owner for clean-up and remediation of the site. As owner and operator of oil and gas wells and associated gathering systems and pipelines, Bonanza Creek typically indemnifies the drilling contractor for pollution emanating from the well, while the contractor indemnifies it against pollution emanating from its equipment.

Drilling locations that Bonanza Creek decides to drill may not yield oil or natural gas in commercially viable quantities.

Bonanza Creek describes some of its drilling locations and its plans to explore those drilling locations in this joint proxy statement/prospectus. Bonanza Creek’s drilling locations are in various stages of evaluation, ranging from a location that is ready to drill to a location that will require substantial additional evaluation. There is no way to predict in advance of drilling and testing whether any particular location will yield oil or natural gas in sufficient quantities to recover drilling or completion costs or to be economically viable. Prior to drilling, the use of 2-D and 3-D seismic technologies, various other technologies and the study of producing fields in the same area will not enable Bonanza Creek to know conclusively whether oil or natural gas will be present or, if present, whether oil or natural gas will be present in sufficient quantities to be economically viable. In addition, the use of 2-D and 3-D seismic data and other technologies requires greater pre-drilling expenditures than traditional drilling strategies, and Bonanza Creek could incur greater drilling and testing expenses as a result of such expenditures which may result in a reduction in its returns or increase its losses. Even if sufficient amounts of oil or natural gas exist, Bonanza Creek may damage the potentially productive hydrocarbon bearing formation or experience mechanical difficulties while drilling or completing the well, resulting in a reduction in production from the well or abandonment of the well. If Bonanza Creek drills any dry holes in its current and future drilling locations, its profitability and the value of its properties will likely be reduced. There can be no assurance that the analogies Bonanza Creek draws from available data from other wells, more fully explored locations or producing fields will be applicable to its drilling locations. Further, initial production rates reported by Bonanza Creek or other operators may not be indicative of future or long-term production rates. In sum, the cost of drilling, completing and operating any well is often uncertain, and new wells may not be productive.

Bonanza Creek’s potential drilling locations are scheduled to be developed over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling. In addition, Bonanza Creek may not be able to raise the substantial amount of capital that would be necessary to drill a substantial portion of its potential drilling locations.

Bonanza Creek’s management has identified and scheduled drilling locations as an estimation of its future multi-year drilling activities on its existing acreage. These potential drilling locations, including those without proved undeveloped reserves, represent a significant part of Bonanza Creek’s growth strategy. Bonanza Creek’s ability to drill and develop these locations is subject to a number of uncertainties, including uncertainty in the level of reserves, the availability of capital to it and other participants, seasonal conditions, regulatory approvals, oil, natural gas and NGL prices, availability of permits, costs and drilling results. Because of these uncertainties, Bonanza Creek does not know if the numerous potential drilling locations it has identified will ever be drilled or if it will be able to produce oil or natural gas from these or any other potential drilling locations. Pursuant to existing SEC rules and guidance, subject to limited exceptions, proved undeveloped reserves may only be booked if they relate to wells scheduled to be drilled within five years of the date of booking, and Bonanza Creek may therefore be required to downgrade to probable or possible any proved undeveloped reserves that are not developed within this five-year time frame. These limitations may limit Bonanza Creek’s potential to book additional proved undeveloped reserves as it pursues its drilling program.

Certain of Bonanza Creek’s undeveloped leasehold acreage is subject to leases that will expire over the next several years unless production is established on units containing the acreage.

The terms of Bonanza Creek’s oil and gas leases stipulate that the lease will terminate if not held by production, rentals, or production. As of the date of this joint proxy statement/prospectus, the majority of Bonanza Creek’s acreage in Arkansas was held by unitization, production, or drilling operations and therefore not subject to lease expiration. As of the date of this joint proxy statement/prospectus, approximately 8,132 net acres of Bonanza Creek’s properties in the Rocky Mountain region were not held by production. For these properties, if production in paying quantities is not established on units containing these leases during the next year, then approximately 3,531 net acres will expire in 2017, approximately 3,953 net acres will expire in 2018, and approximately 648 net acres will expire in 2019 and thereafter. While some expiring leases may contain predetermined extension payments, other expiring leases will require Bonanza Creek to negotiate new leases at the time of lease expiration. It is possible that market conditions at the time of negotiation could require Bonanza Creek to agree to new leases on less favorable terms than the terms of the expired leases. If Bonanza Creek’s leases expire, it will lose its right to develop the related properties.

Bonanza Creek may incur losses as a result of title deficiencies.

The existence of a title deficiency can diminish the value of an acquired leasehold interest and can adversely affect Bonanza Creek’s results of operations and financial condition. Title insurance covering mineral leasehold interests is not generally available. As is industry standard, Bonanza Creek may rely upon a land professional’s careful examination of public records prior to purchasing or leasing a mineral interest. Once a mineral or leasehold interest has been acquired, Bonanza Creek typically defers the expense of obtaining further title verification by a practicing title attorney until approval to drill the related drilling block is required. Bonanza Creek performs the necessary curative work to correct deficiencies in the marketability of the title and it has compliance and control measures to ensure any associated business risk is approved by the appropriate Bonanza Creek authority. In cases involving more serious title deficiencies, all or part of a mineral or leasehold interest may be determined to be invalid or unleased, and, as a result, the target area may be deemed to be undrillable until owners can be contacted and curative measures performed to perfect title. In other cases, title deficiencies may result in Bonanza Creek’s failure to have paid royalty owners correctly. Certain title deficiencies may also result in litigation to effectively agree or render a decision upon title ownership.

Bonanza Creek faces various risks associated with the long term trend toward increased activism against oil and gas exploration and development activities.

Opposition toward oil and gas drilling and development activity has been growing globally. Companies in the oil and gas industry are often the target of activist efforts from both individuals and non-governmental organizations regarding safety, environmental compliance and business practices. Anti-development activists are working to, among other things, reduce access to federal and state government lands and delay or cancel certain projects such as the development of oil or gas shale plays. For example, environmental activists continue to advocate for increased regulations or bans on shale drilling in the United States, even in jurisdictions that are among the most stringent in their regulation of the industry. Future activist efforts could result in the following:

•	delay or denial of drilling permits;

•	shortening of lease terms or reduction in lease size;

•	restrictions on installation or operation of production, gathering or processing facilities;

•	restrictions on the use of certain operating practices, such as hydraulic fracturing, or the disposal of related waste materials, such as hydraulic fracturing fluids and produced water;

•	increased severance and/or other taxes;

•	cyber-attacks;

•	legal challenges or lawsuits;

•	negative publicity about Bonanza Creek or the oil and gas industry in general;

•	increased costs of doing business;

•	reduction in demand for Bonanza Creek’s products; and

•	other adverse effects on Bonanza Creek’s ability to develop its properties and expand production.

Bonanza Creek may need to incur significant costs associated with responding to these initiatives. Complying with any resulting additional legal or regulatory requirements that are substantial could have a material adverse effect on Bonanza Creek’s business, financial condition and results of operations.

Bonanza Creek is subject to health, safety and environmental laws and regulations that may expose it to significant costs and liabilities.

Bonanza Creek is subject to stringent and complex federal, state and local laws and regulations governing health and safety aspects of its operations, the discharge of materials into the environment and the protection of the environment. These laws and regulations may impose on Bonanza Creek’s operations numerous requirements, including the obligation to obtain a permit before conducting drilling or underground injection activities; restrictions on the types, quantities and concentration of materials that may be released into the environment; limitations or prohibitions of drilling activities that impact threatened or endangered species or that occur on certain lands lying within wilderness, wetlands and other protected areas; the application of specific health and safety criteria to protect workers; and the responsibility for cleaning up any pollution resulting from operations. Numerous governmental authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties; the imposition of investigatory or remedial obligations; the issuance of injunctions limiting or preventing some or all of Bonanza Creek’s operations; delays in granting permits, or even the cancellation of leases.

There is an inherent risk of incurring significant environmental costs and liabilities in the performance of Bonanza Creek’s operations, some of which may be material, due to its handling of petroleum hydrocarbons and wastes, its emissions into air and water, the underground injection or other disposal of its wastes, the use and disposition of hydraulic fracturing fluids, and historical industry operations and waste disposal practices. Under certain environmental laws and regulations, Bonanza Creek may be liable for the full cost of removing or remediating contamination, regardless of whether it was at fault, and even when multiple parties contributed to the release and the contaminants were released in compliance with all applicable laws. In addition, accidental spills or releases on Bonanza Creek’s properties may expose it to significant liabilities that could have a material adverse effect on its financial condition or results of operations. Aside from government agencies, the owners of properties where Bonanza Creek’s wells are located, the owners or operators of facilities where its petroleum hydrocarbons or wastes are taken for reclamation or disposal, and other private parties may be able to sue it to enforce compliance with environmental laws and regulations, collect penalties for violations, or obtain damages for any related personal injury, property, or natural resource damage. Some sites Bonanza Creek operates are located near current or former third-party oil and natural gas operations or facilities, and there is a risk that historic contamination has migrated from those sites to Bonanza Creek’s. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly requirements could require Bonanza Creek to make significant expenditures to attain and maintain compliance or may otherwise have a material adverse effect on Bonanza Creek’s own results of operations, competitive position or financial condition. Bonanza Creek may not be able to recover some or any of these costs from insurance.

Evolving environmental legislation or regulatory initiatives, including those related to hydraulic fracturing, could result in increased costs and additional operating restrictions or delays.

Bonanza Creek is subject to extensive federal, state, and local laws and regulations concerning health, safety, and environmental protection. Governmental authorities frequently add to those requirements, and both oil and gas development generally, and hydraulic fracturing specifically, are receiving increasing regulatory attention. Bonanza Creek’s operations utilize hydraulic fracturing, an important and commonly used process in the completion of oil and natural gas wells in low-permeability formations. Hydraulic fracturing involves the injection of water, proppant, and chemicals under pressure into rock formations to stimulate hydrocarbon production.

In May 2016, the EPA issued amended New Source Performance Standards (known as “Quad Oa”) focused on achieving reductions in methane and volatile organic compound emissions at oil and natural gas operations. These rules, among other things, require leak detection and repair, additional control requirements for pneumatic controllers and pumps, and additional control requirements for oil well completions, gathering, boosting, and compressor stations. On May 26, 2017, the EPA announced a 90-day stay of certain portions of the Quad Oa standards, which stay was vacated in part by the U.S. Court of Appeals for the D.C. Circuit on July 3, 2017. The EPA also proposed a two-year stay of the certain portions of the Quad Oa standards on June 12, 2017, which stay is currently under consideration and the court emphasized is not impacted by its July 3, 2017 decision. At this point, Bonanza Creek cannot predict the cost to comply with such air regulatory requirements or the timing of their implementation.

On December 17, 2014, the EPA proposed to revise and lower the existing 75 ppb NAAQS for ozone under the federal Clean Air Act to a range within 65-70 ppb. On October 1, 2015, EPA finalized a rule lowering the standard to 70 ppb. This lowered ozone NAAQS could result in an expansion of ozone nonattainment areas across the United States, including areas in which Bonanza Creek operates. In a related development, in 2015, the State of Colorado received a bump-up to its existing ozone non-attainment status from “marginal” to “moderate.” This increased status will result in additional requirements under the CAA for the State of Colorado and will include a state rulemaking to implement such requirements. This rulemaking process started in early 2017 and is ongoing. Oil and natural gas operations in ozone nonattainment areas may be subject to increased regulatory burdens in the form of more stringent emission controls, emission offset requirements, and increased permitting delays and costs.

In February 2014, the Colorado Department of Public Health and Environment’s Air Quality Control Commission finalized regulations imposing strict new requirements relating to air emissions from oil and gas facilities in Colorado that are even more stringent than comparable federal rules. These new Colorado rules include storage tank control, monitoring, recordkeeping and reporting requirements as well as leak detection and repair requirements for both well production facilities and compressor stations and associated equipment. These new requirements, which represent the first time a state has directly regulated methane (a greenhouse gas) emissions from the upstream oil and gas sector, have and will continue to impose additional costs on Bonanza Creek’s operations.

Some activists have attempted to link hydraulic fracturing to various environmental problems, including potential adverse effects to drinking water supplies as well as migration of methane and other hydrocarbons and increased earthquakes. The federal government is studying the environmental risks associated with hydraulic fracturing and evaluating whether to adopt additional regulatory requirements. For example, the EPA has commenced a multi-year study of the potential impacts of hydraulic fracturing on drinking water resources, which was finalized in December 2016 and concludes drinking water resources can be affected by hydraulic fracturing under specific circumstances. In addition, in 2011, the EPA announced its intention to propose regulations under the federal Clean Water Act to regulate wastewater discharges from hydraulic fracturing and other natural gas production. EPA finalized these rules on June 28, 2016 and extended the compliance date for these rules until August 29, 2019. The EPA also has issued guidance for issuing underground injection permits for hydraulic fracturing operations that use diesel fuel under the agency’s SDWA authority.

Moreover, the U.S. Department of the Interior finalized new rules for hydraulic fracturing activities on federal lands that, in general, would cover disclosure of fracturing fluid components, well bore integrity, and handling of flowback water. The rule was stayed pending the outcome of litigation, but the 10th Circuit Court of Appeals dismissed the appeal from the decision vacating the rule and the underlying case on September 21, 2017. It is unclear whether the rule remains in effect and industry groups have filed for a rehearing of the appeal. Responses to the rehearing requests were due on November 20, 2017. The BLM also proposed rules to address venting and flaring of methane on BLM land, which the U.S. House of Representatives has passed a bill to repeal, and the U.S. Occupational Safety and Health Administration has proposed stricter standards for worker exposure to silica, which would apply to use of sand as a proppant for hydraulic fracturing. The current Congress has taken efforts to repeal the BLM methane rules. In early February 2017, the U.S. House of Representatives voted to eliminate the BLM methane rules using the Congressional Review Act (the “CRA”). However, the CRA requires majority approval from the Senate and approval of the President to officially repeal these rules and the Senate failed to approve the repeal in May 2017. Additionally, the Department of the Interior (the parent department of BLM) announced in October 2017 that it would delay the effectiveness of the BLM methane rules that were to become effective in January 2018.

Apart from these ongoing federal initiatives, state governments where Bonanza Creek operates have moved to impose stricter requirements on hydraulic fracturing and other aspects of oil and gas production. Colorado, for example, comprehensively updated its oil and gas regulations in 2008 and adopted significant additional amendments in 2011, 2014 and 2015. Colorado is also currently considering amendments to rules regulating flowlines used in oil and gas operations, with hearings set for January 2018. Among other things, the updated and amended regulations require operators to reduce methane emissions associated with hydraulic fracturing, compile and report additional information regarding well bore integrity, publicly disclose the chemical ingredients used in hydraulic fracturing, increase the minimum distance between occupied structures and oil and gas wells, undertake additional mitigation for nearby residents, implement additional groundwater testing and incur increased monetary penalties for violations of the State’s oil and gas conservation commission rules and regulations. In early 2016, COGCC finalized a rulemaking to implement rules applicable to the permitting of large-scale oil and gas facilities in urban mitigation areas and rules requiring operators to register with and provide operational information to municipalities prior to conducting oil and gas operations with notice prior to engaging in certain operations.

In some instances certain local governments are adopting new requirements on hydraulic fracturing and other oil and gas operations. Some counties in Colorado, for instance, have amended their land use regulations to impose new requirements on oil and gas development, while other local governments have entered memoranda of agreement with oil and gas producers to accomplish the same objective. In addition, voters in Colorado have proposed or advanced ballot initiatives restricting or banning oil and gas development in Colorado. Because a substantial portion of Bonanza Creek’s operations and reserves are located in Colorado, the risks it faces with respect to such ballot initiatives are greater than other companies with more geographically diverse operations. The adoption of future federal, state or local laws or implementing regulations imposing new environmental obligations on, or otherwise limiting, Bonanza Creek’s operations could make it more difficult and more expensive to complete oil and natural gas wells, increase its costs of compliance and doing business, delay or prevent the development of certain resources (including especially shale formations that are not commercial without the use of hydraulic fracturing), or alter the demand for and consumption of its products and services. There can be no assurance that any such outcome would not be material, and any such outcome could have a material adverse impact on Bonanza Creek’s cash flows and results of operations.

Climate change laws and regulations restricting emissions of “greenhouse gases” could result in increased operating costs and reduced demand for the oil and natural gas that Bonanza Creek produces, while the physical effects of climate change could disrupt Bonanza Creek’s production and cause it to incur significant costs in preparing for or responding to those effects.

There is a growing belief that human-caused (anthropogenic) emissions of GHGs may be linked to climate change. Climate change and the costs that may be associated with its impacts and the regulation of GHGs have the potential to affect Bonanza Creek’s business in many ways, including negatively impacting the costs it incurs in providing its products and services and the demand for and consumption of its products and services (due to potential changes in both costs and weather patterns).

In May 2016, the EPA promulgated rules regarding criteria for aggregating multiple small surface sites into a single source for air-quality permitting purposes applicable to the oil and natural gas industry. This rule could cause small facilities, on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting requirements. The EPA also adopted regulations requiring the reporting of GHG emissions from specific categories of higher GHG emitting sources in the United States, including certain oil and natural gas production facilities, which include certain of Bonanza Creek’s operations. Information in such report may form the basis for further GHG regulation. Further, the EPA has continued with its comprehensive strategy for further reducing methane emissions from oil and gas operations, with a final rule being issued in May 2016 as part of “Quad Oa” discussed above. The EPA’s GHG rules could adversely affect Bonanza Creek’s operations and restrict or delay its ability to obtain air permits for new or modified facilities. On May 26, 2017, the EPA announced a 90-day stay of certain portions of the Quad Oa standards, which stay was vacated in part by the U.S. Court of Appeals for the D.C. Circuit on July 3, 2017. The EPA also proposed a two-year stay of the certain portions of the Quad Oa standards on June 12, 2017, which stay is currently under consideration and the court emphasized is not impacted by its July 3, 2017 decision.

Moreover, Congress has from time to time considered adopting legislation to reduce emissions of GHGs or promote the use of renewable fuels. As an alternative, some proponents of GHG controls have advocated mandating a national “clean energy” standard. On August 3, 2015, the EPA issued new regulations limiting carbon dioxide emissions from existing power generation facilities, known as the Clean Power Plan. Under this rule, nationwide carbon dioxide emissions would be reduced by approximately 30% from 2005 levels by 2030 with a flexible interim goal. Several industry groups and states challenged the rule. On February 9, 2016, the Supreme Court of the United States stayed the implementation of this rule pending judicial review. On March 28, 2017, President Trump signed an Executive Order directing the EPA to review the regulations, and on April 4, 2017, the EPA announced that it was reviewing the 2015 carbon dioxide regulations. On April 28, 2017, the U.S. Court of Appeals for the District of Columbia stayed the litigation pending the current administration’s review. That stay was extended for another 60 days on August 8, 2017. On October 9, 2017, the EPA announced that it will repeal the Clean Power Plan. In addition, the United States reached agreement during the December 2015 United Nations climate change conference to reduce its GHG emissions by 26-28% by 2025 compared with 2005 levels, and also to provide periodic updates on its progress. On June 1, 2017, President Trump announced that the United States would withdraw from the Paris Agreement and that it would potentially seek to renegotiate the Paris Agreement on more favorable terms. Although President Trump has the authority to unilaterally withdraw the United States from the Paris Agreement, per the terms of the Paris Agreement, such a withdrawal may not be made until three years from the effective date of the Paris Agreement, which is November 4, 2019, and any such withdrawal only becomes effective one year after the notice of withdrawal is provided.

In the meantime, many states already have taken such measures, which have included renewable energy standards, development of GHG emission inventories or cap and trade programs. Cap and trade programs typically work by requiring major sources of emissions or major producers of fuels to acquire and surrender emission allowances, with the number of available allowances reduced each year until the overall GHG emission reduction goal is achieved. These allowances would be expected to escalate significantly in cost over time.

The adoption of legislation or regulatory programs to reduce emissions of GHGs could require Bonanza Creek to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or comply with new regulatory or reporting requirements. If Bonanza Creek is unable to recover or pass through a significant level of its costs related to complying with climate change regulatory requirements imposed on us, it could have a material adverse effect on its results of operations and financial condition. Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the oil and natural gas Bonanza Creek produces. Consequently, legislation and regulatory programs to reduce emissions of GHGs could have an adverse effect on Bonanza Creek’s business, financial condition and results of operations.

Competition in the oil and natural gas industry is intense, making it more difficult for Bonanza Creek to acquire properties, market oil and natural gas and secure trained personnel.

Bonanza Creek’s ability to acquire additional drilling locations and to find and develop reserves in the future will depend heavily on its financial resources and ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment for acquiring properties, marketing oil and natural gas and securing equipment and trained personnel. Also, there is substantial competition for capital available for investment in the oil and natural gas industry. Many of Bonanza Creek’s competitors possess and employ financial, technical and personnel resources substantially greater than Bonanza Creek’s. Those companies may be able to pay more for productive oil and natural gas properties and exploratory drilling locations or to identify, evaluate, bid for and purchase a greater number of properties and locations than Bonanza Creek’s financial or personnel resources permit. Furthermore, these companies may also be better able to withstand unsuccessful drilling attempts, sustained periods of volatility in financial markets and generally adverse global and industry-wide economic conditions, and may be better able to absorb the burdens resulting from changes in relevant laws and regulations, which would adversely affect Bonanza Creek’s competitive position. In addition, companies may be able to offer better compensation packages to attract and retain qualified personnel than Bonanza Creek is able to offer. Bonanza Creek may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital, which could have a material adverse effect on its business.

If Bonanza Creek fails to retain its existing senior management or technical personnel or attract qualified new personnel, such failure could adversely affect its operations. The volatility in commodity prices and business performance may affect Bonanza Creek’s ability to retain senior management and the loss of these key employees may affect its business, financial condition and results of operations.

To a large extent, Bonanza Creek depends on the services of its senior management and technical personnel. The loss of the services of its senior management, technical personnel, or any of the vice presidents of Bonanza Creek, could have a material adverse effect on its operations or strategy. The volatility in commodity prices and Bonanza Creek’s business performance may affect its ability to incentivize and retain senior management or key employees. Competition for experienced senior management, technical and other professional personnel remains strong. If Bonanza Creek cannot retain its current personnel or attract additional experienced personnel, its ability to compete could be adversely affected. Also, the loss of experienced personnel could lead to a loss of technical expertise. Bonanza Creek does not maintain, nor does it plan to obtain, any insurance against the loss of any of these individuals.

Bonanza Creek’s derivative activities could result in financial losses or could reduce its income.

To achieve more predictable cash flows and to reduce Bonanza Creek’s exposure to adverse fluctuations in the prices of oil and natural gas, it may in the future enter into derivative arrangements for a portion of its oil and natural gas production, including collars and fixed-price swaps. Bonanza Creek has not in the past designated any of its derivative instruments as hedges for accounting purposes and has recorded all derivative instruments on its balance sheet at fair value. Changes in the fair value of Bonanza Creek’s derivative instruments are recognized in earnings. Accordingly, Bonanza Creek’s earnings may fluctuate significantly as a result of changes in the fair value of its derivative instruments.

Derivative arrangements also expose Bonanza Creek to the risk of financial loss in some circumstances, including when:

•	production is less than the volume covered by the derivative instruments;

•	the counterparty to the derivative instrument defaults on its contract obligations; or

•	there is an increase in the differential between the underlying price in the derivative instrument and actual prices received.

In addition, these types of derivative arrangements may limit the benefit Bonanza Creek would receive from increases in the prices for oil and natural gas and may expose it to cash margin requirements.

Bonanza Creek is exposed to credit risks of its hedging counterparties, third parties participating in its wells and its customers.

Bonanza Creek’s principal exposures to credit risk are through receivables resulting from commodity derivatives instruments, which were zero at December 31, 2016, joint interest and other receivables of $4.5 million at September 30, 2017 and the sale of Bonanza Creek’s oil, natural gas and NGLs production of $25.4 million in receivables at September 30, 2017, which it markets to energy marketing companies, refineries and affiliates.

Joint interest receivables arise from billing entities who own partial interest in the wells Bonanza Creek operates. These entities participate in Bonanza Creek’s wells primarily based on their ownership in leases on which it wishes to drill. Bonanza Creek can do very little to choose who participates in its wells.

Bonanza Creek is also subject to credit risk due to concentration of its oil, natural gas and NGLs receivables with significant customers. This concentration of customers may impact its overall credit risk since these entities may be similarly affected by changes in economic and other conditions. For the year ended December 31, 2016, sales to Silo Energy, LLC, Lion Oil Trading & Transport, Inc., and Duke Energy Field Services accounted for approximately 50%, 18% and 14%, respectively, of Bonanza Creek’s total sales. For the nine months ended September 30, 2017, sales to NGL Crude Logistics, LLC, Duke Energy Field Services, Lion Oil Trading & Transportation Inc., and Kaiser Francis Oil Company represented 37%, 18%, 16% and 10%, respectively, of Bonanza Creek’s total sales. Beginning in 2017 and continuing for seven years, Bonanza Creek has contracted to sell all of its crude oil produced for a one-rig program in the Wattenberg Field to NGL Crude Logistics, LLC.

Bonanza Creek is exposed to credit risk in the event of default of its counterparty, principally with respect to hedging agreements but also insurance contracts and bank lending commitments. Bonanza Creek does not require most of its customers to post collateral. The inability or failure of Bonanza Creek’s significant customers to meet their obligations to it or their insolvency or liquidation may adversely affect its financial results. Deterioration in the credit markets may impact the credit ratings of Bonanza Creek’s current and potential counterparties and affect their ability to fulfill their existing obligations to it and their willingness to enter into future transactions with Bonanza Creek.

Current or proposed financial legislation and rulemaking could have an adverse effect on Bonanza Creek’s ability to use derivative instruments to reduce the effect of commodity price, interest rate and other risks associated with its business.

The Dodd-Frank Act establishes, among other provisions, federal oversight and regulation of the over-the-counter derivatives market and entities that participate in that market. The Dodd-Frank Act also establishes margin requirements and certain transaction clearing and trade execution requirements. The Dodd-Frank Act may require Bonanza Creek to comply with margin requirements in its derivative activities, although the application of those provisions to it is uncertain at this time. The financial reform legislation may also require the counterparties to Bonanza Creek’s derivative instruments to spin off some of their derivatives activities to separate entities, which may not be as creditworthy as the current counterparties.

The Dodd-Frank Act and any new regulations could significantly increase the cost of derivative contracts (including through requirements to post collateral, which could adversely affect Bonanza Creek’s available liquidity), materially alter the terms of derivative contracts, reduce the availability of derivatives to protect against risks Bonanza Creek encounters, reduce its ability to monetize or restructure its existing derivative contracts and increase its exposure to less creditworthy counterparties. If Bonanza Creek reduces its use of derivative as a result of the Dodd-Frank Act and regulations, its results of operations may be more volatile and its cash flows may be less predictable, which could adversely affect its ability to plan for and fund capital expenditures.

Bonanza Creek may be involved in legal cases that may result in substantial liabilities.

Like many oil and gas companies, Bonanza Creek is from time to time involved in various legal and other cases, such as title, royalty or contractual disputes, regulatory compliance matters and personal injury or property damage matters, in the ordinary course of its business. Such legal cases are inherently uncertain and their results cannot be predicted. Regardless of the outcome, such cases could have an adverse impact on Bonanza Creek because of legal costs, diversion of management and other personnel and other factors. In addition, it is possible that a resolution of one or more such cases could result in liability, penalties or sanctions, as well as judgments, consent decrees or orders requiring a change in Bonanza Creek’s business practices, which could materially and adversely affect its business, operating results and financial condition. Accruals for such liability, penalties or sanctions may be insufficient. Judgments and estimates to determine accruals or range of losses related to legal and other cases could change from one period to the next, and such changes could be material.

Bonanza Creek is subject to federal, state, and local taxes, and may become subject to new taxes and certain federal income tax deductions currently available with respect to oil and gas exploration and development may be eliminated as a result of future legislation.

The federal, state and local governments in the areas in which Bonanza Creek operates impose taxes on the oil and natural gas products it sells, and, for many of its wells, sales and use taxes on significant portions of its drilling and operating costs. Many states have raised state taxes on energy sources or state taxes associated with the extraction of hydrocarbons and additional increases may occur. In addition, there has been a significant amount of discussion by legislators and presidential administrations concerning a variety of energy tax proposals.

There have been proposals for legislative changes that, if enacted into law, would eliminate certain key U.S. federal income tax incentives currently available to oil and natural gas exploration and production companies. Such changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and gas properties; (ii) the elimination of current deductions for intangible drilling and development costs; (iii) the elimination of the deduction for certain U.S. production activities; and (iv) an extension of the amortization period for certain geological and geophysical expenditures. It is unclear whether these or similar changes will be enacted and, if enacted, how soon any such changes could become effective. Any such changes in U.S. federal income tax law could eliminate or defer certain tax deductions within the industry that are currently available with respect to oil and gas exploration and development, and any such change could negatively affect Bonanza Creek’s financial condition, results of operations and cash flow.

Changes to federal tax deductions, as well as any changes to or the imposition of new state or local taxes (including production, severance or similar taxes) could negatively affect Bonanza Creek’s financial condition and results of operations.

Bonanza Creek is subject to cyber security risks. A cyber incident could occur and result in information theft, data corruption, operational disruption or financial loss.

The oil and gas industry has become increasingly dependent on digital technologies to conduct certain exploration, development, production, processing and distribution activities. For example, Bonanza Creek depends on digital technologies to interpret seismic data, manage drilling rigs, production equipment and gathering and transportation systems, conduct reservoir modeling and reserves estimation and process and record financial and operating data. Pipelines, refineries, power stations and distribution points for both fuels and electricity are becoming more interconnected by computer systems. At the same time, cyber incidents, including deliberate attacks or unintentional events, have increased. Bonanza Creek’s technologies, systems, networks and those of its vendors, suppliers and other business partners may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of proprietary and other information, or other disruption of its business operations. In addition, weaknesses in the cyber security of Bonanza Creek’s vendors, suppliers, and other business partners could facilitate an attack on its technologies, systems and networks. In addition, certain cyber incidents, such as surveillance, may remain undetected for an extended period. Given the politically sensitive nature of hydraulic fracturing and the controversy generated by its opponents, Bonanza Creek’s technologies, systems and networks may be of particular interest to certain groups with political agendas, which may seek to launch cyber-attacks as a method of promoting their message. Bonanza Creek’s systems and insurance coverage for protecting against cyber security risks may not be sufficient.

Bonanza Creek depends on digital technology, including information systems and related infrastructure, as well as cloud applications and services, to process and record financial and operating data, communicate with its employees and business parties, analyze seismic and drilling information, estimate quantities of oil and gas reserves as well as other activities related to its business. Bonanza Creek’s business partners, including vendors, service providers, purchasers of its production and financial institutions, are also dependent on digital technology. The technologies needed to conduct Bonanza Creek’s oil and gas exploration and development activities make certain information the target of theft or misappropriation.

Although to date Bonanza Creek has not experienced any material losses relating to cyber-attacks, it may suffer such losses in the future.

INFORMATION ABOUT THE PARTIES

SandRidge Energy, Inc.

SandRidge Energy, Inc. is an oil and natural gas company with a principal focus on exploration and production activities in the Mid-Continent and Rockies regions of the United States.

Shares of SandRidge common stock are traded on the NYSE under the symbol “SD.”

The principal executive offices of SandRidge are located at 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102 and its telephone number is (405) 429-5500. Additional information about SandRidge and its subsidiaries is included in documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

Brook Merger Sub, Inc.

Brook Merger Sub, Inc. is a wholly owned subsidiary of SandRidge. Merger Sub was formed by SandRidge solely in contemplation of the merger, has not conducted any business and has no assets, liabilities or other obligations of any nature other than as set forth in the merger agreement. Its principal executive offices are located at c/o SandRidge Energy, Inc., 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102 and its telephone number is (405) 429-5500.

Bonanza Creek Energy, Inc.

Bonanza Creek Energy, Inc. is an independent energy company engaged in the acquisition, exploration, development and production of onshore oil and associated liquids-rich natural gas in the United States, with assets primarily in the Wattenberg Field in Colorado and in the Dorcheat Macedonia Field in southern Arkansas.

Shares of Bonanza Creek common stock are traded on the NYSE under the symbol “BCEI.”

The principal executive offices of Bonanza Creek are located at 410 17th Street, Suite 1400, Denver, Colorado 80202 and its telephone number is (720) 440-6100. See the section entitled “Information About Bonanza Creek” for additional information about Bonanza Creek and its subsidiaries.

SANDRIDGE SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to SandRidge stockholders as part of a solicitation of proxies by the SandRidge board for use at the SandRidge special meeting and at any adjournments or postponements of such special meeting. This joint proxy statement/prospectus provides SandRidge stockholders with important information about the SandRidge special meeting and should be read carefully in its entirety.

Date, Time and Place of the SandRidge Special Meeting

The SandRidge special meeting will be held on                , 2018 at            , at            a.m., local time.

Purposes of the SandRidge Special Meeting

The SandRidge special meeting is being held to consider and vote upon the proposal to approve the issuance of shares of SandRidge common stock to Bonanza Creek stockholders in connection with the merger (referred to previously in this joint proxy statement/prospectus as the share issuance proposal).

Recommendation of the SandRidge Board

The SandRidge board unanimously recommends that the SandRidge stockholders vote “FOR” the approval of the share issuance proposal.

The SandRidge board unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the share issuance, are fair to, and in the best interests of, SandRidge and its stockholders, and (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the share issuance.

This joint proxy statement/prospectus contains important information regarding the foregoing proposal and factors that SandRidge stockholders should consider when deciding how to cast their votes. SandRidge stockholders are encouraged to read the entire document carefully, including the annexes to and documents incorporated by reference into this document, for more detailed information regarding the merger agreement and the transactions contemplated by the merger agreement, including the share issuance proposal.

Attendance at the SandRidge Special Meeting

Only SandRidge stockholders of record as of the close of business on the record date, beneficial owners as of the close of business on the record date, holders of valid proxies for the SandRidge special meeting and invited guests of SandRidge may attend the SandRidge special meeting.

All attendees must present a form of government-issued photo identification, such as a driver’s license or passport, in order to be admitted to the SandRidge special meeting. The additional items, if any, that attendees must bring depend on whether they are stockholders of record, beneficial owners or proxy holders and are set forth below.

•	A SandRidge stockholder of record (a SandRidge stockholder who holds shares directly registered in such stockholder’s name with SandRidge’s transfer agent, American Stock Transfer & Trust Company, LLC, as of the record date) who wishes to attend the SandRidge special meeting in person should bring government-issued photo identification.

•	A beneficial owner of SandRidge common stock who wishes to attend the SandRidge special meeting in person should bring:

•	government-issued photo identification; and

•	proof of beneficial ownership as of the record date (e.g., a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement or the voting instruction form provided by the broker).

•	A proxy holder who wishes to attend the SandRidge special meeting in person should bring:

•	government-issued photo identification;

•	the validly executed proxy naming such person as the proxy holder, signed by the SandRidge stockholder; and

•	proof of the signing stockholder’s record ownership as of the record date.

No cameras, laptops, recording equipment or other similar electronic devices, signs, placards, briefcases, backpacks, large bags or packages will be permitted in the SandRidge special meeting. SandRidge reserves the right to deny admittance to any SandRidge stockholder who attempts to bring any such item into the SandRidge special meeting. Small purses are permissible, but they and any bags or packages permitted in the SandRidge special meeting room will be subject to inspection. The use of mobile phones or other communication devices, tablets and similar electronic devices during the SandRidge special meeting is prohibited, and such devices must be turned off and put away before entering the meeting room. All security procedures and instructions require strict adherence. By attending the SandRidge special meeting, SandRidge stockholders agree to abide by the agenda and procedures for the SandRidge special meeting, copies of which will be distributed to attendees at the SandRidge special meeting.

Record Date

The record date for the determination of stockholders entitled to notice of and to vote at the SandRidge special meeting is            . Only SandRidge stockholders who held shares of record at the close of business on            are entitled to vote at the SandRidge special meeting and any adjournment or postponement of the SandRidge special meeting, so long as such shares remain outstanding on the date of the SandRidge special meeting.

Outstanding Shares as of Record Date

As of the close of business on the record date, there were            shares of SandRidge common stock outstanding, held by            holders of record, and no shares of SandRidge preferred stock outstanding. Each share of SandRidge common stock entitles its holder of record to one vote at the SandRidge special meeting. SandRidge common stock is the only class of stock entitled to vote at the SandRidge special meeting, and holders of SandRidge common stock are entitled to vote on the share issuance proposal.

A complete list of registered SandRidge stockholders entitled to vote at the SandRidge special meeting will be available for inspection at the place of the SandRidge special meeting during the meeting.

Quorum

In order for business to be conducted at the SandRidge special meeting, a quorum must be present. A quorum requires the presence, in person or represented by proxy, of holders of a majority of the voting power of the outstanding shares of SandRidge stock entitled to vote at the SandRidge special meeting. For purposes of determining whether there is a quorum, all shares that are present, including abstentions, will count towards the quorum.

Vote Required

Approval of the share issuance proposal requires the affirmative vote of a majority of the shares of SandRidge common stock present in person or represented by proxy at the SandRidge special meeting and entitled to vote on the share issuance proposal, assuming a quorum is present. Any abstention by a SandRidge stockholder will have the same effect as a vote against the share issuance proposal. The failure of any SandRidge stockholder to submit a vote (e.g. by failing to submit a proxy or to appear in person) will not be counted in determining the votes cast in connection with this proposal and therefore will have no effect on the outcome of the share issuance proposal.

Because the share issuance proposal is non-routine, brokers, banks and other nominees do not have discretionary authority to vote on the share issuance proposal and will not be able to vote on the share issuance proposal absent instructions from the beneficial owner. The failure of a beneficial owner to provide voting instructions to its broker, bank or other nominee will have no effect on the share issuance proposal.

If shares are held in the name of a broker, bank or other nominee, the beneficial owner of such shares will receive separate instructions from his or her broker, bank or other nominee describing how to vote such shares.

A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. SandRidge does not expect any broker-non votes at the SandRidge special meeting because the rules applicable to banks, brokers and other nominees only provide brokers with discretionary authority to vote on proposals that are considered routine, whereas the share issuance proposal to be presented at the SandRidge special meeting is considered non-routine. As a result, no broker will be permitted to vote shares at the SandRidge special meeting without receiving instructions from the beneficial owner of such shares.

How to Vote

SandRidge stockholders of record as of the close of business on the record date may have their shares voted by submitting a proxy or may vote in person at the SandRidge special meeting by following the instructions provided on the enclosed proxy card. SandRidge recommends that SandRidge stockholders entitled to vote submit a proxy even if they plan to attend the SandRidge special meeting.

SandRidge stockholders who hold their shares beneficially in “street name” and wish to submit a proxy must provide instructions to the broker, bank, trustee or other nominee that holds their shares of record as to how to vote their shares with respect to the share issuance proposal. SandRidge stockholders who hold their shares beneficially and wish to vote in person at the SandRidge special meeting must obtain proxies issued in their own names (known as a “legal proxy”).

SandRidge stockholders of record may submit a proxy in one of three ways or vote in person at the SandRidge special meeting:

•	Internet: SandRidge stockholders may submit their proxy over the Internet at the web address shown on their proxy card. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time, on , 2018. Stockholders will be given an opportunity to confirm that their voting instructions have been properly recorded. SandRidge stockholders who submit a proxy this way need not send in their proxy card.

•	Telephone: SandRidge stockholders may submit their proxy by calling the toll-free telephone number shown on their proxy card. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time, on , 2018. Easy-to-follow voice prompts will guide stockholders through the voting and allow them to confirm that their instructions have been properly recorded. SandRidge stockholders who submit a proxy this way need not send in their proxy card.

•	Mail: SandRidge stockholders may submit their proxy by properly completing, signing, dating and mailing their proxy card in the postage-paid envelope (if mailed in the United States) included with this joint proxy statement/prospectus. SandRidge stockholders who submit a proxy this way should mail the proxy card early enough so that it is received before the date of the SandRidge special meeting.

•	In Person: SandRidge stockholders may vote in person at the SandRidge special meeting or by sending a representative with an acceptable proxy that has been signed and dated. Attendance at the SandRidge special meeting will not, however, in and of itself constitute a vote or a revocation of a prior proxy.

SandRidge stockholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the SandRidge special meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the SandRidge board.

Proxies and Revocation

SandRidge stockholders of record may revoke their proxies at any time before their shares are voted at the SandRidge special meeting in any of the following ways:

•	sending a written notice of revocation to SandRidge at 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102, Attention: Corporate Secretary, which must be received before their shares are voted at the SandRidge special meeting;

•	properly submitting a new, later-dated proxy card, which must be received before their shares are voted at the SandRidge special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•	submitting a proxy via the Internet or by telephone at a later date, which must be received by 11:59 p.m., Eastern Time, on , 2018 (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	attending the SandRidge special meeting and voting in person. Attendance at the SandRidge special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

SandRidge beneficial owners may change their voting instruction only by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record.

Inspector of Election

The SandRidge board has appointed            to act as the inspector of election at the SandRidge special meeting.

Solicitation of Proxies

SandRidge will pay for the proxy solicitation costs related to the SandRidge special meeting. In addition to sending and making available these materials, some of SandRidge’s directors, officers and other employees may solicit proxies by contacting SandRidge stockholders by telephone, by mail, by e-mail or in person. SandRidge stockholders may also be solicited by press releases issued by SandRidge and/or Bonanza Creek, postings on SandRidge’s or Bonanza Creek’s websites and advertisements in periodicals. None of SandRidge’s directors, officers or employees will receive any extra compensation for their solicitation services. SandRidge has also retained MacKenzie Partners, Inc. (“MacKenzie”) to assist in the solicitation of proxies for an estimated fee of approximately $            , plus reasonable out-of-pocket expenses. SandRidge will also reimburse brokers, banks and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of SandRidge common stock and obtaining their proxies.

Adjournments

The SandRidge special meeting may be adjourned by the chairman of the SandRidge special meeting, regardless of whether there is a quorum, without further notice other than by an announcement made at the

SandRidge special meeting. In the case that a quorum is not present at the SandRidge special meeting, or in the case that a quorum is present at the SandRidge special meeting but there are not sufficient votes at the time of the SandRidge special meeting to adopt the share issuance proposal, then the chairman of the SandRidge special meeting has the power to adjourn the SandRidge special meeting.

If the adjournment is for more than 30 days or if after the adjournment a new record date is set for the adjourned meeting, a notice of the adjourned meeting must be given to each SandRidge stockholder of record entitled to vote at the SandRidge special meeting.

No Dissenters’ Rights

Under the DGCL, as well as the governing documents of SandRidge, the SandRidge stockholders are not entitled to dissenters’ rights in connection with the merger.

Other Matters

At this time, SandRidge knows of no other matters to be submitted at the SandRidge special meeting.

Householding of Special Meeting Materials

Unless SandRidge has received contrary instructions, SandRidge may send a single copy of this joint proxy statement/prospectus and notice to any household at which two or more stockholders reside if SandRidge believes the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at your household and helps to reduce SandRidge’s expenses.

Questions and Additional Information

SandRidge stockholders may contact SandRidge’s proxy solicitor, MacKenzie Partners, Inc., with any questions about the proposals or how to vote or to request additional copies of any materials at:

MacKenzie Partners, Inc.

105 Madison Avenue

New York, New York 10016

proxy@mackenziepartners.com

Stockholders May Call Toll-Free: (800) 322-2885

Banks & Brokers May Call Collect: (212) 929-5500

BONANZA CREEK SPECIAL MEETING

General

This joint proxy statement/prospectus is being provided to Bonanza Creek stockholders as part of a solicitation of proxies by the Bonanza Creek board for use at the Bonanza Creek special meeting and at any adjournments or postponements of such special meeting. This joint proxy statement/prospectus provides Bonanza Creek stockholders with information about the Bonanza Creek special meeting and should be read carefully in its entirety.

Date, Time and Place of the Bonanza Creek Special Meeting

The Bonanza Creek special meeting will be held on                , 2018 at                , at                a.m., local time.

Purposes of the Bonanza Creek Special Meeting

The Bonanza Creek special meeting is being held to consider and vote upon the following proposals:

•	Proposal 1: to adopt the merger agreement, a copy of which is attached as Annex A hereto, pursuant to which the merger will be consummated with Bonanza Creek surviving as a wholly owned subsidiary of SandRidge (referred to previously in this joint proxy statement/prospectus as the merger agreement proposal); and

•	Proposal 2: to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Bonanza Creek’s named executive officers in connection with the merger (referred to previously in this joint proxy statement/prospectus as the advisory compensation proposal).

Recommendation of the Bonanza Creek Board

The Bonanza Creek board unanimously recommends that the Bonanza Creek stockholders vote:

•	Proposal 1: “FOR” the merger agreement proposal; and

•	Proposal 2: “FOR” the advisory compensation proposal.

The Bonanza Creek board unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are fair to, and in the best interests of, Bonanza Creek’s stockholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, (iii) directed that the merger agreement be submitted to Bonanza Creek’s stockholders for adoption and (iv) recommended that the holders of Bonanza Creek common stock approve and adopt the merger agreement and the transactions contemplated thereby, including the merger.

This joint proxy statement/prospectus contains important information regarding these proposals and factors that Bonanza Creek stockholders should consider when deciding how to cast their votes. Bonanza Creek stockholders are encouraged to read the entire document carefully, including the annexes to and the documents incorporated by reference into this document, for more detailed information regarding the merger agreement, the merger and the other transactions contemplated by the merger agreement.

The Advisory Compensation Proposal and Interests of Directors

In considering the recommendations of the Bonanza Creek board, Bonanza Creek stockholders should be aware that some of Bonanza Creek’s directors and executive officers may have interests that are different from, or in addition to, the interests of Bonanza Creek stockholders more generally. For more information see the section titled “The Merger—Interests of Certain Bonanza Creek Directors and Executive Officers in the Merger.”

Section 14A of the Exchange Act, which was enacted as part of the Dodd-Frank Act, requires Bonanza Creek to provide its stockholders with the opportunity to vote to approve, on an advisory, (non-binding) basis, the compensation that may be paid or become payable to Bonanza Creek’s named executive officers in connection with the merger, as disclosed in this joint proxy statement/prospectus, including the compensation table and the related narrative named executive officer compensation disclosures set forth in “The Merger—Interests of Certain Bonanza Creek Directors and Executive Officers in the Merger.” This vote is commonly referred to as a “golden parachute say on pay” vote. Accordingly, Bonanza Creek’s stockholders are being provided with the opportunity to cast an advisory vote on those change of control payments.

Accordingly, Bonanza Creek is seeking approval of the following resolution at the Bonanza Creek special meeting:

“RESOLVED, that Bonanza Creek’s stockholders approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Bonanza Creek’s named executive officers in connection with the Merger, as disclosed pursuant to Item 402(t) of Regulation S-K under the section entitled “The Merger—Interests of Certain Bonanza Creek Directors and Executive Officers in the Merger” of the Joint Proxy Statement/Prospectus (which disclosure includes the compensation table and related narrative named executive officer compensation disclosures required pursuant to Item 402(t) of Regulation S-K).”

Bonanza Creek stockholders should note that the advisory compensation proposal is merely an advisory vote which will not be binding on Bonanza Creek, SandRidge or their respective boards of directors. Further, the underlying plans and arrangements are contractual in nature and not, by their terms, subject to stockholder approval. Accordingly, regardless of the outcome of the advisory vote, if the merger is consummated, the eligibility of the Bonanza Creek named executive officers for such payments and benefits will not be affected by the outcome of the advisory vote.

The proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Bonanza Creek’s named executive officers in connection with the merger is a vote separate and apart from the vote on the proposal to adopt the merger agreement. Accordingly, a Bonanza Creek stockholder may vote to approve one proposal and not the other. The vote on the proposal to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Bonanza Creek’s named executive officers in connection with the merger is not a condition to the completion of the merger.

Attendance at the Bonanza Creek Special Meeting

Only Bonanza Creek stockholders of record as of the close of business on the record date, beneficial owners as of the close of business on the record date, holders of valid proxies for the Bonanza Creek special meeting and invited guests of Bonanza Creek may attend the Bonanza Creek special meeting.

All attendees must present a form of government-issued photo identification, such as a driver’s license or passport, in order to be admitted to the Bonanza Creek special meeting. The additional items, if any, that attendees must bring depend on whether they are stockholders of record, beneficial owners or proxy holders and are set forth below.

•	A Bonanza Creek stockholder of record (a Bonanza Creek stockholder who holds shares directly registered in such stockholder’s name with Bonanza Creek’s transfer agent, Broadridge Investor Communications Solutions, Inc.) who wishes to attend the Bonanza Creek special meeting in person should bring government-issued photo identification.

•	A beneficial owner of Bonanza Creek common stock who wishes to attend the Bonanza Creek special meeting in person should bring:

•	government-issued photo identification; and

•	proof of beneficial ownership as of the record date (e.g., a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement or the voting instruction form provided by the broker).

•	A proxy holder who wishes to attend the Bonanza Creek special meeting in person should bring:

•	government-issued photo identification;

•	the validly executed proxy naming such person as the proxy holder, signed by the Bonanza Creek stockholder; and

•	proof of the signing stockholder’s record ownership as of the record date.

No cameras, laptops, recording equipment or other similar electronic devices, signs, placards, briefcases, backpacks, large bags or packages will be permitted in the Bonanza Creek special meeting. Bonanza Creek reserves the right to deny admittance to any Bonanza Creek stockholder who attempts to bring any such item into the Bonanza Creek special meeting. Small purses are permissible, but they and any bags or packages permitted in the Bonanza Creek special meeting room will be subject to inspection. The use of mobile phones or other communication devices, tablets and similar electronic devices during the Bonanza Creek special meeting is prohibited, and such devices must be turned off and put away before entering the meeting room. All security procedures and instructions require strict adherence. By attending the Bonanza Creek special meeting, Bonanza Creek stockholders agree to abide by the agenda and procedures for the Bonanza Creek special meeting, copies of which will be distributed to attendees at the Bonanza Creek special meeting.

Record Date

The record date for the determination of stockholders entitled to notice of and to vote at the Bonanza Creek special meeting is            . Only Bonanza Creek stockholders who held shares of record at the close of business on            are entitled to vote at the Bonanza Creek special meeting and any adjournment or postponement of the Bonanza Creek special meeting, so long as such shares remain outstanding on the date of the Bonanza Creek special meeting.

Outstanding Shares as of Record Date

As of the close of business on the record date, there were            shares of Bonanza Creek common stock outstanding, held by            holders of record, and no shares of Bonanza Creek preferred stock outstanding. Each outstanding share of Bonanza Creek common stock entitles its holder of record to one vote on each matter considered at the Bonanza Creek special meeting. Bonanza Creek common stock is the only class of stock entitled to vote at the Bonanza Creek special meeting, and holders of Bonanza Creek common stock are entitled to vote on the merger agreement proposal and the advisory compensation proposal.

A complete list of registered Bonanza Creek stockholders entitled to vote at the Bonanza Creek special meeting will be available for inspection during ordinary business hours at the principal place of business of Bonanza Creek at 410 17th Street, Suite 1400, Denver, Colorado 80202 for a period of at least 10 days before the Bonanza Creek special meeting and at the place of the Bonanza Creek special meeting for the duration of the meeting.

Quorum

In order for business to be conducted at the Bonanza Creek special meeting, a quorum must be present. A quorum requires the presence, in person or represented by proxy, of holders of a majority of the shares of Bonanza Creek common stock entitled to vote at the Bonanza Creek special meeting. For purposes of determining whether there is a quorum, all shares that are present and entitled to vote will count towards the quorum, including abstentions.

Vote Required

The votes required for each proposal are as follows:

•	Proposal 1—the merger agreement proposal. The affirmative vote of the holders of a majority of the outstanding shares of Bonanza Creek common stock entitled to vote on the merger agreement proposal is required to adopt the merger agreement proposal. The failure of any Bonanza Creek stockholder to submit a vote (e.g., by not submitting a proxy or not voting in person) and any abstention by a Bonanza Creek stockholder will have the same effect as a vote “against” the merger agreement proposal.

•	Proposal 2—the advisory compensation proposal. The affirmative vote of the holders of a majority of the shares of Bonanza Creek common stock present in person or represented by proxy at the Bonanza Creek special meeting and entitled to vote on the advisory compensation proposal, assuming a quorum is present, is required to approve the advisory compensation proposal. Abstentions will be considered shares present and entitled to vote and will have the same effect as votes “against” the advisory compensation proposal. While the Bonanza Creek board intends to consider the vote resulting from this proposal, the vote is advisory only and therefore not binding on Bonanza Creek or SandRidge, and, if the proposed merger with SandRidge is approved by Bonanza Creek stockholders and consummated, the compensation will be payable even if the advisory compensation proposal is not approved.

If shares are held in the name of a broker, bank or other nominee, the beneficial owner of such shares will receive separate instructions from his or her broker, bank or other nominee describing how to vote such shares.

A so-called “broker non-vote” results when banks, brokers and other nominees return a valid proxy but do not vote on a particular proposal because they do not have discretionary authority to vote on the matter and have not received specific voting instructions from the beneficial owner of such shares. Bonanza Creek does not expect any broker-non votes at the Bonanza Creek special meeting because the rules applicable to banks, brokers and other nominees only provide brokers with discretionary authority to vote on proposals that are considered routine, whereas each of the proposals to be presented at the Bonanza Creek special meeting are considered non-routine. As a result, no broker will be permitted to vote shares at the Bonanza Creek special meeting without receiving instructions from the beneficial owner of such shares.

How to Vote

Bonanza Creek stockholders of record as of the close of business on the record date may have their shares voted by submitting a proxy or may vote in person at the Bonanza Creek special meeting by following the instructions provided on the enclosed proxy card. Bonanza Creek recommends that Bonanza Creek stockholders entitled to vote submit a proxy even if they plan to attend the Bonanza Creek special meeting.

Bonanza Creek stockholders who hold their shares beneficially in “street name” and wish to submit a proxy must provide instructions to the broker, bank, trustee or other nominee that holds their shares of record as to how to vote their shares with respect to Proposals 1 and 2. Bonanza Creek stockholders who hold their shares beneficially and wish to vote in person at the Bonanza Creek special meeting must obtain a “legal proxy.”

Bonanza Creek stockholders of record may submit a proxy in one of three ways or vote in person at the Bonanza Creek special meeting:

•	Internet: Bonanza Creek stockholders may submit their proxy over the Internet at the web address shown on their proxy card. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m., Eastern Time, on , 2018. Stockholders will be given an opportunity to confirm that their voting instructions have been properly recorded. Bonanza Creek stockholders who submit a proxy this way need not send in their proxy card.

•	Telephone: Bonanza Creek stockholders may submit their proxy by calling the toll-free telephone number shown on their proxy card. Telephone voting is available 24 hours a day and will be accessible

until 11:59 p.m., Eastern Time, on                    , 2018. Easy-to-follow voice prompts will guide stockholders through the voting and allow them to confirm that their instructions have been properly recorded. Bonanza Creek stockholders who submit a proxy this way need not send in their proxy card.

•	Mail: Bonanza Creek stockholders may submit their proxy by properly completing, signing, dating and mailing their proxy card in the postage-paid envelope (if mailed in the United States) included with this joint proxy statement/prospectus. Bonanza Creek stockholders who submit a proxy this way should mail the proxy card early enough so that it is received before the date of the Bonanza Creek special meeting.

•	In Person: Bonanza Creek stockholders may vote in person at the Bonanza Creek special meeting or by sending a representative with an acceptable proxy that has been signed and dated. Attendance at the Bonanza Creek special meeting will not, however, in and of itself constitute a vote or a revocation of a prior proxy.

Bonanza Creek stockholders are encouraged to submit a proxy promptly. Each valid proxy received in time will be voted at the Bonanza Creek special meeting according to the choice specified, if any. Executed but uninstructed proxies (i.e., proxies that are properly signed, dated and returned but are not marked to tell the proxies how to vote) will be voted in accordance with the recommendations of the Bonanza Creek board.

Proxies and Revocation

Bonanza Creek stockholders of record may revoke their proxies at any time before their shares are voted at the Bonanza Creek special meeting in any of the following ways:

•	sending a written notice of revocation to Bonanza Creek at 410 17th Street, Suite 1400, Denver, Colorado 80202, Attention: Corporate Secretary, which must be received before their shares are voted at the Bonanza Creek special meeting;

•	properly submitting a new, later-dated proxy card, which must be received before their shares are voted at the Bonanza Creek special meeting (in which case only the later-dated proxy is counted and the earlier proxy is revoked);

•	submitting a proxy via the Internet or by telephone at a later date, which must be received by 11:59 p.m., Eastern Time, on (in which case only the later-dated proxy is counted and the earlier proxy is revoked); or

•	attending the Bonanza Creek special meeting and voting in person. Attendance at the Bonanza Creek special meeting will not, however, in and of itself, constitute a vote or revocation of a prior proxy.

Bonanza Creek beneficial owners may change their voting instruction by submitting new voting instructions to the brokers, banks or other nominees that hold their shares of record.

Inspector of Election

The Bonanza Creek board has appointed            to act as the inspector of election at the Bonanza Creek special meeting.

Solicitation of Proxies

Bonanza Creek will pay for the proxy solicitation costs related to the Bonanza Creek special meeting. In addition to sending and making available these materials, some of Bonanza Creek’s directors, officers and other employees may solicit proxies by contacting Bonanza Creek stockholders by telephone, by mail, by e-mail or in person. Bonanza Creek stockholders may also be solicited by press releases issued by Bonanza Creek and/or SandRidge, postings on Bonanza Creek’s or SandRidge’s websites and advertisements in periodicals. None of

Bonanza Creek’s directors, officers or employees will receive any extra compensation for their solicitation services. Bonanza Creek has also retained Innisfree M&A Incorporated (“Innisfree”) to assist in the solicitation of proxies for a fee expected not to exceed $20,000, plus reasonable out-of-pocket expenses. Bonanza Creek will also reimburse brokers, banks and other nominees for their expenses in sending proxy solicitation materials to the beneficial owners of Bonanza Creek common stock and obtaining their proxies.

Adjournments

The Bonanza Creek special meeting may be adjourned by the chairman of the Bonanza Creek special meeting, regardless of whether there is a quorum, without further notice other than by an announcement made at the Bonanza Creek special meeting. In the case that a quorum is not present at the Bonanza Creek special meeting, or in the case that a quorum is present at the Bonanza Creek special meeting but there are not sufficient votes at the time of the Bonanza Creek special meeting to adopt the merger agreement, then the chairman of the Bonanza Creek special meeting has the power to adjourn the Bonanza Creek special meeting.

If the adjournment is for more than 30 days or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting must be given to each Bonanza Creek stockholder of record entitled to vote at the Bonanza Creek special meeting.

Appraisal Rights

Bonanza Creek stockholders are entitled to appraisal rights under Section 262 of the DGCL, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. Bonanza Creek common stock held by stockholders that do not vote for approval of the merger and make a demand for appraisal in accordance with Delaware law will not be converted into the right to receive the merger consideration, but will be converted into the right to receive from the combined company consideration determined in accordance with Delaware law. For additional information, see the section entitled “The Merger—Appraisal Rights and Dissenters’ Rights.”

Other Matters

At this time, Bonanza Creek knows of no other matters to be submitted at the Bonanza Creek special meeting.

Householding of Special Meeting Materials

Unless Bonanza Creek has received contrary instructions, Bonanza Creek may send a single copy of this joint proxy statement/prospectus and notice to any household at which two or more stockholders reside if Bonanza Creek believes the stockholders are members of the same family. Each stockholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at your household and helps to reduce Bonanza Creek’s expenses.

Questions and Additional Information

Bonanza Creek stockholders may contact Bonanza Creek’s proxy solicitor, Innisfree M&A Incorporated, with any questions about the proposals or how to vote or to request additional copies of any materials at:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll-Free: (877) 750-0637

Banks & Brokers May Call Collect: (212) 750-5833

THE MERGER

This section of this joint proxy statement/prospectus describes the material aspects of the proposed merger. This section may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the documents incorporated by reference into this joint proxy statement/prospectus, including the full text of the merger agreement, a copy of which is attached to this joint proxy statement/prospectus as Annex A, for a more complete understanding of the proposed merger. In addition, important business and financial information about each of SandRidge and Bonanza Creek is included in or incorporated by reference into this joint proxy statement/prospectus and is included in the annexes hereto. See the section entitled “Where You Can Find More Information.”

Effects of the Merger

Upon satisfaction or waiver of the conditions to closing, on the closing date of the merger, Merger Sub, a wholly owned subsidiary of SandRidge formed for the purpose of effecting the merger, will merge with and into Bonanza Creek. Bonanza Creek will be the surviving corporation in the merger. At the effective time, each share of Bonanza Creek common stock issued and outstanding immediately prior to the effective time (other than excluded shares) will be converted into the right to receive (i) $19.20 in cash, without interest and subject to any required withholding taxes, and (ii) a number of shares of SandRidge common stock, equal to the quotient (referred to previously in this joint proxy statement/prospectus as the exchange ratio) determined by dividing (A) $16.80 by (B) the volume-weighted average price per share of SandRidge common stock for the 20 consecutive trading days ending on the third-to-last trading day prior to the closing date of the merger (referred to previously in this joint proxy statement/prospectus as the SandRidge average stock price); provided, however, that (x) if the SandRidge average stock price is an amount greater than $21.38, then the exchange ratio will be 0.7858, and (y) if the SandRidge average stock price is an amount less than $17.50, then the exchange ratio will be 0.9600 (such aggregate amount of cash and number of shares of SandRidge common stock is referred to previously in this joint proxy statement/prospectus as the merger consideration). If the aggregate number of shares of SandRidge common stock that a Bonanza Creek stockholder is entitled to receive as part of the merger consideration includes a fraction of a share of SandRidge common stock, such Bonanza Creek stockholder will receive cash in lieu of that fractional share.

In addition, all Bonanza Creek warrants will be automatically exercised in accordance with the terms of the Bonanza Creek warrant agreement.

Furthermore, the Bonanza Creek board will adopt resolutions to (i) adjust the terms of outstanding Bonanza Creek stock options to provide that, at the effective time, such outstanding Bonanza Creek stock options will be converted into options to acquire shares of SandRidge common stock, (ii) adjust the terms of outstanding Bonanza Creek RSUs (other than Director RSUs) to provide that, at the effective time, such outstanding Bonanza Creek RSUs will be converted into restricted stock unit awards with respect to shares of SandRidge common stock and (iii) adjust the terms of outstanding Director RSUs to provide that such Director RSUs will vest in full and be canceled and converted into the right to receive the specified merger consideration, subject to certain limitations, in each case, as described in the section entitled “The Merger—Treatment of Bonanza Creek Long-Term Incentive Compensation.” Additionally, the Bonanza Creek board will adopt resolutions to adjust the terms of outstanding Bonanza Creek stock options and Bonanza Creek RSUs (other than Director RSUs) to provide for accelerated vesting in certain circumstances, as described in the section entitled “The Merger—Treatment of Bonanza Creek Long-Term Incentive Compensation.”

Background of the Merger

SandRidge’s mission is to create resource value from its oil and natural gas development and production activities in the Mid-Continent and Rockies regions of the United States. In pursuit of its mission, SandRidge focuses on key strategies, including focusing on its complementary operating areas, preserving capital (in part by focusing drilling efforts on locations that make the most effective use of existing infrastructure), focusing on cost efficiencies, focusing on capital allocation, mitigating commodity price risk by entering into derivative contracts, maintaining flexibility (including by maintaining multi-year inventories of both oil and natural gas drilling locations) and pursuing opportunistic acquisitions. SandRidge’s acquisition of Bonanza Creek is a direct continuation of this strategy.

SandRidge’s existing assets in the Mid-Continent and Niobrara are in different stages of the development cycle. The combination of mature Mississippi Lime assets and emerging North Park Niobrara and NW STACK assets, in the absence of significant development-ready inventory, results in a higher risk profile. In part to improve SandRidge’s risk profile, the SandRidge board and management believed it was prudent and in the best interests of shareholders to evaluate strategic transactions that provided PDP reserves and lower risk, development-ready, high return inventory in an area nearby SandRidge’s current operations which strategically fit with SandRidge’s geography and core competencies. SandRidge’s mature Mississippi Lime assets in the Mid-Continent generate significant production and material free cash flow, which help fund investment and value creation in its emerging assets. However, they are declining assets that do not offer meaningful opportunities for additional development and oil and cash flow growth. SandRidge also owns promising development projects in the North Park Basin and within the NW STACK plays, but both require additional time and capital prior to engaging in development drilling and investment. In particular, the SandRidge board and management recognized that the NW STACK required additional time to delineate and that the North Park Basin required significant investment over the next several years, including the construction of midstream and pipeline takeaway infrastructure, before full field development can be realized.

Further, given the proximity and similarity of the Niobrara in the DJ Basin to SandRidge’s North Park asset, over prior months SandRidge had been evaluating potential acquisition opportunities in the DJ Basin complementary to its Niobrara North Park asset, but with greater PDP reserves and lower risk, development-ready, high return inventory. Thus, as part of a basin wide study, SandRidge management had prepared proprietary geologic mapping models across the DJ Basin and had identified Bonanza Creek to the SandRidge board as a potential acquisition target that provided an optimal mix of existing production and additional development potential.

The SandRidge board and management recognized that Bonanza Creek could provide meaningful PDP reserves and lower risk, development-ready, high return inventory in an area proximal to SandRidge’s existing operations and which fit SandRidge’s core competencies. SandRidge’s management and the SandRidge board believed the potential acquisition could fill the gap between SandRidge’s mature producing Mississippi Lime assets and its emerging North Park Basin and NW STACK plays. Additionally, the SandRidge board and management team recognized that Bonanza Creek’s assets were generally more known, lower risk and desirable to investors versus SandRidge’s existing assets and could raise the pro forma value of SandRidge, accelerating SandRidge’s transition away from the Mississippi Lime play.

Like SandRidge, the Bonanza Creek board and management regularly review Bonanza Creek’s performance, future growth prospects and overall strategic direction and consider potential opportunities to strengthen its business and enhance shareholder value. These reviews have included consideration of investments, diversification into new basins, purchases and sales of assets and businesses, joint ventures and potential strategic business combinations and other transactions with third parties that would further its strategic objectives and ability to create shareholder value.

On June 11, 2017, Richard J. Carty resigned as a member of the Bonanza Creek board and left his role as President and Chief Executive Officer of Bonanza Creek. In connection with the departure of Mr. Carty, the Bonanza Creek board appointed R. Seth Bullock, a managing director of Alvarez & Marsal, LLC, as interim Chief Executive Officer and initiated a search with a nationally recognized search firm for a new Chief Executive Officer. Concurrently with such search, the Bonanza Creek board authorized the exploration of the potential benefits of a strategic business combination involving Bonanza Creek relative to the standalone plan or other strategic alternatives. At the time, Bonanza Creek was trading at an implied equity value of approximately $711 million.

After presentations from four investment banks in mid-to-late June 2017, the Bonanza Creek board selected Evercore Group L.L.C. (“Evercore”) as its financial advisor based on the quality of Evercore’s presentation, its strong track record with respect to recent merger and acquisition (“M&A”) and acquisition and divestiture (“A&D”) transactions involving exploration and production (“E&P”) companies, its knowledge of the oil and gas industry and its demonstrated expertise in advising on strategic transactions. On July 11, 2017, the Bonanza Creek board, representatives of Bonanza Creek management, and representatives of Evercore participated in an initial call regarding the process to explore a potential sale or business combination. Among other things, Evercore over the next several weeks discussed outreach to potential counterparties with representatives of the Bonanza Creek board and Bonanza Creek management and began to contact counterparties to discuss initial indications of interest for a potential strategic combination with Bonanza Creek. The Bonanza Creek board also asked Bonanza Creek management to prepare a standalone business plan and valuation of Bonanza Creek.

In July 2017, the Bonanza Creek board contacted Kirkland & Ellis LLP (“Kirkland”) to assist Bonanza Creek in considering a potential sale or business combination. Among other things, Kirkland over the next several weeks worked with representatives of the Bonanza Creek board to discuss options for a strategic business combination.

On August 8, 2017, Bonanza Creek publicly announced that the Bonanza Creek board had engaged an executive search firm to identify and review Chief Executive Officer candidates and that it was simultaneously assessing strategic opportunities.

At the direction of the Bonanza Creek board, between July 15, 2017 and August 18, 2017, Evercore reached out to 40 potential counterparties, including both oil and gas companies and private equity firms to obtain a general level of interest in a strategic transaction with Bonanza Creek. Bonanza Creek entered into confidentiality agreements that contained standard standstill provisions with 20 potential counterparties and subsequently provided them with limited confidential information via an electronic data room summarizing certain of Bonanza Creek’s leases, proved developed producing reserves and midstream operations. Evercore requested that the counterparties provide preliminary indications of interest by August 25, 2017.

Given SandRidge’s prior basin level preparation and identification of Bonanza Creek as a potential acquisition target, upon learning of the Bonanza Creek process with Evercore, SandRidge became very interested in learning more.

On August 17, 2017, a representative of SandRidge called a representative of Evercore to express interest in a potential strategic combination with Bonanza Creek. Following the conversation, the representative of Evercore spoke with a representative of the Bonanza Creek board, who directed Evercore to allow SandRidge to execute a confidentiality agreement, if desired. SandRidge management decided to forgo signing a confidentiality agreement and submit a proposal based on publicly available information.

On August 19, 2017, SandRidge contacted Morgan Stanley to assist SandRidge in evaluating a potential transaction with Bonanza Creek.

On August 25, 2017, continuing prior SandRidge board discussions regarding potential transactions, including potential transactions in the DJ Basin, which included the identification of Bonanza Creek as a potential acquisition target and the belief that that Bonanza Creek could provide meaningful PDP reserves, immediate incremental production and lower risk, development-ready, high return inventory in an area nearby SandRidge’s existing operations, SandRidge management presented Bonanza Creek with an indicative, non-binding indication of interest to acquire Bonanza Creek, based on publicly available data, research analyst statements and consensus estimates and forecasts with respect to the anticipated future performance of Bonanza Creek. The indication of interest to acquire Bonanza Creek consisted of 50% cash, 50% stock consideration at a 20% premium to the Bonanza Creek Common Stock share price as of August 18, 2017. Subsequently, SandRidge management also sent the analysis and indicative proposal to the SandRidge board in connection with an update on M&A opportunities under evaluation.

On August 27-28, 2017, Evercore circulated to the Bonanza Creek board and Kirkland indications of interest received from 11 potential counterparties, including SandRidge. The indications of interest included public all-stock and part-stock, part-cash mergers, business combinations in which Bonanza Creek would acquire a private company, and an all-cash take private transaction.

On August 28, 2017 and again on August 31, 2017, James D. Bennett, the Chief Executive Officer of SandRidge, met with an independent director of the Bonanza Creek board to discuss, among other things, mutual interests and backgrounds, and briefly, a potential merger of the two companies.

On August 31, 2017, the Bonanza Creek board held a meeting to discuss the indications of interest received from the 11 potential counterparties. Representatives of Evercore reviewed the indications of interest that had been received by the Bonanza Creek board and presented a review of Bonanza Creek’s standalone business plan and implied valuation analysis and Evercore’s initial analysis and comparison of the indications of interest. The Bonanza Creek board confirmed that it was comfortable with the standalone business plan and projections referenced therein. Representatives of Kirkland reviewed the Bonanza Creek board’s duties with respect to potential strategic transaction alternatives, including a sale transaction or business combination. After a thorough discussion, the Bonanza Creek board determined to seek revised proposals from six potential counterparties, including SandRidge, a private entity that had proposed an all-stock business combination with Bonanza Creek in its initial proposal (“Company A”), a public company that had offered all stock consideration in its initial proposal (“Company B”), a private entity that had proposed an all-cash take private transaction with Bonanza Creek in its initial proposal (“Company C”), a private entity that proposed an all-stock business combination with Bonanza Creek in its initial proposal (“Company D”), and a private entity that proposed part-stock, part-cash business combination with Bonanza Creek in its initial proposal (“Company E”). In addition, the Bonanza Creek board requested that Evercore provide additional comparative analyses of the proposals from the six potential counterparties.

After the August 31, 2017 Bonanza Creek board meeting, Evercore reached out to the six potential counterparties and requested such parties to submit revised proposals by October 17, 2017. Evercore also provided each counterparty a comprehensive reverse due diligence request list and requested that each potential counterparty populate an electronic data room with relevant information about such counterparty. In addition, Evercore requested that each potential counterparty other than Company C prepare management presentations that would enable the Bonanza Creek board and Bonanza Creek management to assess the operation and technical expertise of such counterparty and its management team. The Bonanza Creek board determined that Company C did not need to prepare a management presentation and Bonanza Creek did not need to engage in reverse due diligence of Company C because Company C’s proposal was for all-cash consideration and involved a transaction in which the Bonanza Creek stockholders would not have a continuing interest in the combined company.

Following the August 31, 2017 Bonanza Creek board meeting and continuing through October 20, 2017, each potential counterparty engaged in diligence of Bonanza Creek, and Bonanza Creek management and representatives of Kirkland and of Evercore engaged in reciprocal due diligence on each potential counterparty (other than Company C). Evercore engaged with each potential counterparty on a regular basis to prompt each counterparty to submit a competitive revised proposal. In addition, during such time period, the Bonanza Creek board continued its search for a new Chief Executive Officer and instructed its search firm to interview and assess the strengths of the Chief Executive Officer of each counterparty (other than Company C).

On September 6, 2017, at the direction of the Bonanza Creek board, Evercore provided to the Bonanza Creek board updated comparative analyses of the proposals from the potential counterparties that Bonanza Creek had requested to provide revised proposals. These analyses were based on preliminary information that had been provided by the potential counterparties at that time, which was prior to undertaking Bonanza Creek’s reverse diligence effort.

On September 11, 2017, each of Company B and Company E executed separate amendments to their existing confidentiality agreements to allow for mutual exchange of information between Bonanza Creek and such party. Also on September 11, 2017, Bonanza Creek entered into a confidentiality agreement with SandRidge that contained a standard standstill provision. On September 12, 2017, Company A and Company D executed amendments to the existing confidentiality agreements to allow for mutual exchange of information. Upon execution of the amendments (or the initial confidentiality agreement in the case of SandRidge), counterparties were granted access to a separate electronic dataroom.

On September 18, 2017, SandRidge contacted Vinson & Elkins L.L.P. (“V&E”) to assist SandRidge in considering a potential merger with Bonanza Creek.

On September 18, 2017, Bonanza Creek management and Evercore met telephonically with SandRidge management and representatives of Morgan Stanley to provide a presentation regarding Bonanza Creek’s assets and operations.

On September 21, 2017, the SandRidge board held a regularly scheduled quarterly board meeting at which management provided an acquisition strategy update. Previously, SandRidge management had presented at regularly scheduled quarterly board meetings its process for evaluating and prioritizing acquisition opportunities based on asset desirability. SandRidge previously screened over 150 potential transactions, including potential public company, private company and asset-based transactions, and evaluated in detail numerous potential targets in the STACK, SCOOP and other areas. As part of the acquisition update, Mr. J. Bennett summarized existing M&A opportunities under evaluation, and the SandRidge board and SandRidge’s management discussed details respecting the potential merger with Bonanza Creek, which SandRidge was actively evaluating and to which SandRidge previously presented an indicative, non-binding indication of interest. SandRidge’s management responded to questions from the SandRidge board regarding the process for pursuing such opportunities, including a potential merger with Bonanza Creek, and the Board’s involvement and fiduciary duties in connection therewith.

On September 22, 2017, Mr. J. Bennett met with a representative of the Bonanza Creek board over lunch, during which Mr. J. Bennett discussed general management philosophy and the exploration and production industry generally.

On September 28, 2017, representatives of the Bonanza Creek board, Bonanza Creek management, Evercore and Kirkland held management presentations with Company B and Company E.

On September 29, 2017, these same Bonanza Creek representatives held a management presentation with SandRidge. During such management presentations, representatives of SandRidge, Company B and Company E provided background on their respective management teams, assets and operations and their view of a combined company.

On October 3, 2017, Evercore delivered a draft merger agreement prepared by Kirkland to each potential counterparty. Such merger agreement was based on the same form, but had been tailored to the potential transaction structure proposed by each relevant counterparty.

On October 3, 2017, representatives of the Bonanza Creek board, Bonanza Creek management, Evercore and Kirkland held a management presentation with Company A. On October 4, 2017, these same Bonanza Creek representatives held a management presentation with Company D. During such management presentations, representatives of Company A and Company D provided background on their respective management teams, assets and operations and their view of a combined company.

On October 6, 2017, SandRidge management and technical staff held a call with Evercore to discuss SandRidge’s technical diligence of Bonanza Creek. SandRidge presented Evercore with a 92-page technical presentation that showed that SandRidge had mapped and evaluated the Niobrara A, B and C, as well as the Codell formation section by section using hundreds of control points. SandRidge showed that it had divided the Bonanza Creek Niobrara formation into eight distinct type curve areas, as well as evaluated the Codell formation and developed a view of risked locations based on geology, offset well performance and density, original oil-in-place, and existing well recovery to date.

On October 12, 2017, representatives of Kirkland held legal diligence calls with legal representatives of Company A, Company B and Company E. On October 16, 2017, representatives of Kirkland held a legal diligence call with legal representatives of SandRidge. Company C’s cash offer did not require a legal diligence call, and Company D did not respond to a request for a legal diligence call.

On October 13, 2017, the SandRidge board held a meeting by telephone to discuss the potential transaction with Bonanza Creek. Members of SandRidge management highlighted certain key takeaways of the potential transaction, including (i) the strategic geographic, operational and economic benefits of the combination, (ii) relative trading multiples and share price performance, (iii) illustrative combined company market capitalization, liquidity and other financial measures, and (iv) complementary focus areas and business strategies. SandRidge management discussed key transaction benefits, including a greater percentage of oil reserves and increased oil production, an improved risk and financial profile, additional development opportunities close to existing infrastructure, continued low leverage and strong liquidity position, the potential for attracting investors with increased size and improved scale, and improved operational, technical and financial efficiencies and synergies. Management also discussed the potential risks of the transaction, including risks associated with valuation, pro forma leverage and liquidity, and market perception. Management also detailed for the SandRidge board the due diligence process and summarized details regarding Bonanza Creek’s acreage position and expirations, other operators and activity in the DJ Basin and midstream considerations. Management further provided the SandRidge board with a preliminary Bonanza Creek standalone financial forecast and preliminary net asset value sensitivity analysis. The SandRidge board asked numerous questions and requested that SandRidge management work with Morgan Stanley on a combination analysis to be presented at the next SandRidge board meeting.

Also on October 13, 2017, after the telephonic meeting of the SandRidge board, members of the SandRidge board and management held a telephonic meeting to discuss the technical analysis supporting the valuation of Bonanza Creek’s assets.

On October 16, 2017, Mr. J. Bennett had a telephone conversation with a representative of the Bonanza Creek board to advise that SandRidge was actively working to resolve additional diligence matters and address questions from the SandRidge board with the intention of presenting a revised transaction proposal to the SandRidge board later in the week.

On October 17, 2017, the SandRidge board held a telephonic meeting to discuss the potential transaction with Bonanza Creek. SandRidge management and representatives of Morgan Stanley reviewed with the SandRidge board an overview of Bonanza Creek as well as certain preliminary financial and strategic considerations relating to the potential transaction. Representatives of V&E reviewed with the SandRidge board certain legal matters including the terms of the draft merger agreement. The SandRidge board requested management, with the assistance of Morgan Stanley and V&E, to further present its analysis respecting the proposed acquisition of Bonanza Creek at a subsequent meeting.

On October 17, 2017, the Bonanza Creek board received revised proposals and markups of, or issues lists regarding, the draft merger agreement from Company A and Company B. Company A’s offer proposed Bonanza Creek stockholders would retain 50% of a combined company in an “up-C” transaction structure, which is a two-tiered ownership structure in which the counterparty’s existing equityholders would own an interest in Bonanza Creek’s operating subsidiary that was exchangeable, under certain circumstances, into Bonanza Creek Common Stock, which would remain publicly traded. Company A’s offer also proposed a corporate headquarters in Denver, Colorado and that a representative of Company A would serve as Chief Executive Officer of the combined company. Company B proposed an all-stock merger with an exchange ratio that represented a downward adjustment to the exchange ratio (implied or otherwise stated) of approximately 23% from Company B’s initial indication of interest, based on the number of shares of Company B common stock that were offered as merger consideration. On October 17, 2017, the Bonanza Creek board also received an issues list, but not a revised proposal, from Company D that also proposed an “up-C” structure for the transaction. Company C verbally indicated that it did not plan to send a revised proposal because it would not increase the offer Company C made in its initial indication of interest, meaning that such offer would represent a discount to Bonanza Creek’s then-current share price.

On October 19, 2017, the SandRidge board held a telephonic meeting to continue its evaluation of the potential transaction with Bonanza Creek. Representatives of Morgan Stanley and SandRidge management discussed certain preliminary financial analyses. Representatives of Morgan Stanley and SandRidge management discussed certain financing alternatives available to the pro forma combined company following closing. Representatives of V&E summarized the terms of the proposed draft merger agreement and SandRidge’s proposed changes thereto. Management discussed a proposed revised indication of interest. Following this discussion, the SandRidge board authorized representatives of management, with the assistance of Morgan Stanley and V&E, to proceed with the transaction negotiations and to submit a revised indication of interest with aggregate consideration of no greater than $725 million, composed of no greater than 55% cash (on the basis of $725 million total consideration) and the remainder in shares of SandRidge common stock.

Following the SandRidge board meeting, SandRidge delivered a revised non-binding proposal and markup of the draft merger agreement to Bonanza Creek. SandRidge’s October 19, 2017 proposal was for $34.15 per share of Bonanza Creek Common Stock, approximately 55% of which was payable in cash. SandRidge’s revised proposal represented aggregate consideration of $712 million based on information SandRidge had as of that day, an increase of 16% from SandRidge’s initial indication of interest (based on the Bonanza Creek share price as of August 18, 2017), and a premium to Bonanza Creek’s then-current stock price of approximately 6%. Under SandRidge’s proposal of October 19, 2017, Bonanza Creek stockholders would have the option to receive all cash, all stock or a combination of the two, subject to an aggregate cap on the total cash consideration of $398 million and an aggregate cap of 16.43 million SandRidge shares issued as consideration. SandRidge’s revised proposal represented an increase in the percentage of consideration payable in cash from SandRidge’s initial indication of interest. SandRidge’s proposal was subject to further due diligence, board approval and negotiation of definitive documents.

On October 20, 2017, Company D delivered a revised proposal to the Bonanza Creek board for a business combination in which Bonanza Creek’s stockholders would own 60% of the combined company and a summary issues list for the merger transaction to the Bonanza Creek board.

In the morning of October 23, 2017, a representative of Bonanza Creek management delivered an assessment of Bonanza Creek’s reverse due diligence to the Bonanza Creek board. In addition, later on October 23, 2017, Company E delivered a revised proposal, a term sheet describing the potential transaction, and an outline of structuring steps. Company E proposed a multi-step merger transaction, the result of which was that Bonanza Creek would survive and the Bonanza Creek stockholders would own approximately 39% of the combined entity. Company E also revised its proposal to eliminate the cash component of the consideration and instead submitted an all-stock proposal.

On October 24, 2017, the Bonanza Creek board held a meeting in New York to discuss, among other topics, the revised proposals that had been received. Representatives of Kirkland and of Evercore attended the meeting. Representatives of Kirkland reviewed the directors’ duties in the context of a potential strategic transaction and reviewed a summary of the markups and issues lists provided by the various potential counterparties. Evercore then presented an analysis of Bonanza Creek’s standalone business plan and separate analyses of the strategic proposals and potential business combinations with the counterparties. After a robust discussion, and based on a thorough analysis of the potential benefits of each transaction, including the consideration payable in the relevant potential strategic transaction and potential long-term value that could be realized by a combined company based on each counterparty’s management, assets, and operations, the Bonanza Creek board determined to continue discussions with SandRidge and Company A and to suspend discussions regarding a strategic transaction with Company B, Company D, and Company E unless such parties increased their revised proposals. Since Company C had not submitted a revised proposal, the Bonanza Creek board did not continue to pursue a transaction with Company C. Over the next few days, Evercore reached out to each potential counterparty and relayed the Bonanza Creek board’s message to each counterparty.

On October 25, 2017, representatives of Evercore and Kirkland reached out to their counterparts at Morgan Stanley and V&E to advise them that Bonanza Creek was willing to continue discussions with SandRidge and was also in discussions with another potential counterparty, as well as Bonanza Creek’s expectations regarding the timing of the potential transaction.

On October 26, 2017, representatives of SandRidge, Bonanza Creek, Kirkland and V&E participated in a legal organizational call that focused on reciprocal title and environmental diligence to be conducted by the parties. Bonanza Creek management and Company A management also began conducting reciprocal title and environmental diligence on each other’s assets. Over the next few weeks, the parties requested and reviewed additional legal diligence materials from each other.

On October 27, 2017, representatives of SandRidge, Bonanza Creek, Evercore and Morgan Stanley participated in a due diligence call that primarily focused on production, and financial results and projections. This call was followed by a call focused on environmental, health and safety matters.

Later in the afternoon of October 27, 2017, representatives of Kirkland and of V&E met in person to discuss SandRidge’s markup of the draft merger agreement. Kirkland discussed the material changes with the Bonanza Creek board.

On October 29, 2017, legal counsel to Company A delivered a draft contribution agreement to Kirkland that implemented the “up-C” structure referenced in Company A’s revised proposal.

On October 29, 2017, SandRidge management provided a update to the SandRidge board regarding the potential transaction, including regarding the status of the Bonanza board’s evaluation process and the extensive reciprocal due diligence which was ongoing.

Also on October 30, 2017, a representative of Evercore reached out to the respective financial advisors for SandRidge and Company A to inform them that the Bonanza Creek board had determined to continue discussions toward a potential transaction and that the Bonanza Creek board had scheduled a meeting for November 3, 2017 to select a potential counterparty to finalize a transaction with. During each of these two conversations, the representative of Evercore recommended that each potential counterparty improve the economic terms of its current proposal. Furthermore, during the conversation between the representatives of Evercore and Company A, the Evercore representative suggested that it would be helpful if Company A’s proposal could be modified to add a cash component, therefore enabling Bonanza Creek’s stockholders to monetize a portion of their interest in Bonanza Creek.

On October 30, 2017, representatives of the Bonanza Creek board, Evercore, and certain equityholders of Company A held a call to discuss possible methods for adding a cash component to Company A’s proposal. The Company A equityholders suggested that they might be willing to consider adding a cash tender offer following the closing of the proposed transaction.

On October 30, 2017, representatives of SandRidge met with the Bonanza Creek board and management to respond to questions regarding SandRidge operations and assets.

On October 31, 2017, representatives of Kirkland and of counsel to Company A met in person to discuss Company A’s markup of the draft contribution agreement. Kirkland discussed the material changes with the Bonanza Creek board.

On October 31, 2017, Kirkland delivered a revised draft of the merger agreement to V&E.

Also on October 31, 2017, Company A delivered a revised proposal to the Bonanza Creek board. Company A’s revised proposal was for an up-C structure in which Bonanza Creek would own 56% of the combined company prior to a $150 million reverse Dutch auction tender offer at a price per share of up to $32.50 that would commence shortly after closing and be backstopped by an equity owner of Company A. Company A also proposed that Bonanza Creek and Company A could potentially mutually agree to acquire an additional asset package that would become part of the combined company (the “Company A Asset Acquisition”). Company A’s offer was subject to further due diligence.

On October 31, 2017, Mr. J. Bennett and a representative of the Bonanza Creek board had a telephone conversation to further discuss the potential merger and expectations as to timing and process.

On November 1, 2017, representatives of SandRidge held a telephone conversation with representatives of Bonanza Creek to discussed recent midstream-related production curtailments and potential remediation plans.

On November 1-2, 2017, counsel to Company A delivered initial drafts of the ancillary transactions documents, including a registration rights agreement and amended and restated corporate documents, to Kirkland.

In the morning of November 3, 2017, based on feedback from Evercore, Company A delivered a revised proposal to the Bonanza Creek board. Company A’s revised proposal continued to propose an up-C structure in which Bonanza Creek would own 56% of the combined company prior to the proposed tender offer. However, Company A now proposed two alternatives for the cash tender offer backstopped by an equity owner of Company A: (i) a $150 million reverse Dutch auction tender offer at a price per Bonanza Creek share of up to $32.50 or a $100 million reverse Dutch auction tender offer at a price per Bonanza Creek share of up to $35.00 that would commence shortly after closing or (ii) subject to mutual agreement on the mechanics, a cash distribution of $67.5 million followed by a tender offer as set forth in (i), above, such that the total dividend and tender consideration would equal either up to $100 million at $35.00 per Bonanza Creek share or $150 million at $32.50 per Bonanza Creek share. Company A also continued to propose that Bonanza Creek and Company A could potentially mutually agree to the Company A Asset Acquisition.

Throughout the day on November 3, 2017, representatives of the Bonanza Creek board, of Bonanza Creek management, and of Kirkland participated in conference calls regarding the status of reciprocal diligence, tax diligence, and the current status of the proposals received from SandRidge and Company A. Over the course of the next week, representatives of Kirkland requested additional diligence materials from Company A, including background materials on Company A management’s existing compensation and benefits arrangements.

Immediately prior to the Bonanza Creek board meeting scheduled for the afternoon of November 3, 2017, Mr. J. Bennett called a representative of the Bonanza Creek board and subsequently delivered a letter to the Bonanza Creek board indicating that SandRidge was continuing its due diligence review, including regarding the production curtailment matter and other material developments, to update its valuation and continued to be very interested in pursuing a transaction.

In the afternoon of November 3, 2017, the Bonanza Creek board held a telephonic meeting to discuss the status of the proposals. Representatives of Evercore reviewed the most recent strategic proposals received from SandRidge and Company A. Although there had been no further contact from Company B, the Bonanza Creek board also requested that Evercore provide an update, based on the current market price of Company B’s common stock, on the current value of the proposal received from Company B on October 17, 2017, which proposal had not been updated or increased by Company B since such date. Given that neither Company B’s initial indication of interest nor Company B’s revised proposal, which represented an approximately 23% decrease in the exchange ratio (implied or otherwise stated), provided an appropriate ownership split between the Bonanza Creek stockholders and the stockholders of Company B, a majority of the Bonanza Creek board believed that further discussions with Company B were unlikely to be fruitful. After thorough discussion, including regarding the management, assets and operations of each of Company A and SandRidge, and taking into consideration that SandRidge had not submitted a revised proposal, the Bonanza Creek board determined to have Evercore advise Company A that Bonanza Creek would like to proceed with negotiations toward a definitive agreement. In addition, the Bonanza Creek board requested that Evercore advise SandRidge that Bonanza Creek had determined to proceed with negotiations with another potential counterparty and if SandRidge desired to continue communications with Bonanza Creek, it should resolve any diligence issues and submit a revised proposal as quickly as possible.

In the evening of November 3, 2017, counsel to Company A delivered drafts of additional ancillary documents, and Kirkland provided the Bonanza Creek board with a list of outstanding issues on the transaction documents with Company A. That evening, representatives of Evercore informed Morgan Stanley that Bonanza Creek had determined to proceed with negotiations with another potential counterparty and offered to facilitate any diligence issues that SandRidge had outstanding. Representatives of Morgan Stanley advised Evercore that SandRidge would like to continue to work with Bonanza Creek to resolve outstanding due diligence items to be in a position to submit a revised proposal.

On November 4, 2017, Kirkland delivered revised drafts of the contribution agreement and ancillary documents to counsel to Company A.

On November 5, 2017, counsel to Company A and representatives of Kirkland discussed Company A’s reaction to the draft documents Kirkland had circulated the prior evening.

In the morning on November 6, 2017, the Bonanza Creek board held an update call during which representatives of Kirkland and of Evercore discussed the outstanding issues on the Company A transaction documents and mechanics of the tender offer proposed by Company A.

On November 6, 2017 representatives of SandRidge met in Denver with representatives of Bonanza Creek to further discuss sources of recent midstream-related production curtailments and the status and timing of planned remediation.

On November 6, 2017, Company A provided the Bonanza Creek board information regarding Company A’s proposed management compensation packages for members of Company A management who would work at the combined company after closing. The Bonanza Creek board and Kirkland reiterated the request for background materials on Company A management’s existing compensation and benefits arrangements.

Later on November 6, 2017, counsel to Company A and representatives of the financial advisors to Company A held a call with representatives of Kirkland and of Evercore to discuss the mechanics for the tender offer proposed by Company A. Representatives of Company A relayed that Company A would be willing to fund the tender offer through a private placement of Bonanza Creek Common Stock to an equity holder of Company A, but that such private placement would be capped at the lower of (i) $150 million and (ii) the amount that would result in Company A’s ownership of the combined company being 49.9%, in order to limit the percentage interest of the combined company that would be held by Company A after the transaction in an effort to prevent Company A from being the accounting acquirer in the transaction.

In the afternoon of November 6, 2017, the Bonanza Creek board and representatives of Kirkland and of Evercore held a call to discuss the Company A Asset Acquisition. After discussion, the Bonanza Creek board determined that it did not desire to pursue the Company A Asset Acquisition within the scope of a potential transaction with Company A.

In the late evening of November 6, 2017, counsel to Company A delivered revised drafts of the contribution agreement and related ancillary documents to Kirkland.

On November 7, 2017, the Bonanza Creek board held a regularly scheduled meeting to discuss operational and 2018 capital budget matters.

On November 7, 2017, Kirkland provided the Bonanza Creek board an update on the negotiation of the contribution agreement and ancillary documents with counsel to Company A, and the Bonanza Creek board provided feedback on the outstanding issues.

Also on November 7, 2017, counsel to Company A and Kirkland held calls to discuss legal diligence matters and exchanged additional legal diligence requests and comments on ancillary documents.

From November 7 through November 9, 2017, Bonanza Creek provided SandRidge with responses to SandRidge’s outstanding due diligence requests.

On November 8, 2017, the Bonanza Creek board held a call to discuss the status of negotiations with Company A and feedback received by Evercore on SandRidge’s proposal. The Bonanza Creek board also asked Kirkland to provide an update on the negotiation of definitive documentation with SandRidge. Representatives of Kirkland noted that Kirkland had not engaged with V&E on the draft merger agreement since October 31, 2017, but that the transaction documents were fairly close and could be resolved quickly, subject to a few remaining issues on which the Bonanza Creek board and SandRidge needed to provide feedback.

In the evening of November 8, 2017, Kirkland delivered revised drafts of the ancillary documents for a potential transaction with Company A to counsel for Company A.

On November 9, 2017, counsel to Company A provided initial diligence information regarding Company A management’s existing compensation and benefits arrangements.

On November 9, 2017, Mr. J. Bennett separately contacted a representative of the Bonanza Creek board and the independent chairman of the Bonanza Creek board, and advised them that SandRidge had substantially completed its due diligence review and anticipated presenting a revised proposal to the SandRidge board by the end of the week.

On the morning of November 10, 2017, the SandRidge board held a telephonic board meeting to discuss the results of SandRidge management’s due diligence review and to consider whether and at what valuation to make a revised proposal to Bonanza Creek. SandRidge management summarized for the SandRidge board the due diligence review and findings. Representatives of Morgan Stanley discussed with the SandRidge board certain financial analyses. The SandRidge board discussed the analyses, whether to make a revised proposal to Bonanza Creek, and approaches to protect against a downturn in commodity prices that could reduce the value of Bonanza Creek’s assets, including consideration of an increased hedging program. Following extensive discussions, including a discussion regarding the increase in oil prices and the opportunity to lock in an increased price through hedging, the SandRidge board requested additional information on SandRidge management’s ability to execute such a hedging program. Following the board meeting, SandRidge management produced such information and, having considered the factors more fully detailed under the section entitled “The Merger—Recommendation of the SandRidge Board and Reasons for the Merger,” the SandRidge board authorized management to make a revised proposal valued at $751 million total consideration, composed of $398 million in cash and the balance in shares of SandRidge common stock based on the stock’s closing price on November 10, 2017.

On November 10, 2017, V&E delivered a revised draft of the merger agreement to Kirkland, and later that same day Kirkland and V&E exchanged initial drafts of their respective client’s disclosure letters. Representatives of Kirkland and of V&E also held a call in the afternoon of November 10, 2017 to discuss

SandRidge’s proposed changes to the merger agreement. During this call, V&E reiterated the prior request that

The Mangrove Partners Master Fund Ltd. and its affiliates (collectively, “Mangrove Partners”), a holder of approximately 7.6% of Bonanza Creek stock and a principal of whom was an independent member of the Bonanza Creek board, enter into a voting agreement to support the transaction. Kirkland agreed to relay the request to the Bonanza Creek board and Mangrove Partners.

In the afternoon of November 10, 2017, SandRidge delivered a revised proposal to the Bonanza Creek board. SandRidge’s revised proposal was for aggregate consideration of $751 million, composed of $398 million in cash and the balance in shares of SandRidge common stock based on the stock’s closing price on November 10, 2017. Under the terms of the draft merger agreement of November 10, 2017, Bonanza Creek stockholders would have the option to receive all cash, all stock consideration or a combination of the two, subject to an aggregate cap on the total cash consideration of $398 million. SandRidge’s proposal expired at 5:00 p.m., Eastern Time, on November 11, 2017 unless Bonanza Creek executed an exclusivity agreement in substantially the form attached to SandRidge’s proposal. SandRidge requested that the exclusivity period expire on November 14, 2017.

In the evening of November 10, 2017, representatives of the Bonanza Creek board and Mr. J. Bennett held a call to discuss the latest SandRidge offer and messaging of the potential transaction to the market.

Also in the evening of November 10, 2017, representatives of the Bonanza Creek board, Bonanza Creek management, Evercore, Company A, certain equityholders of Company A, and the financial advisors to Company A held a call to discuss the Company A Asset Acquisition.

Later in the evening of November 10, 2017, representatives of Kirkland and of counsel to Company A held a conference call to discuss outstanding issues on the transaction documents and structuring, including the financial statements that would be required in connection with the transaction.

On November 11, 2017, the Bonanza Creek board held an all-day telephonic board meeting to discuss the proposals received from SandRidge and from Company A. Representatives of Kirkland reviewed outstanding issues on the legal documentation. Representatives of Evercore reviewed the status of discussions with SandRidge and Company A and, at the direction of the Bonanza Creek board, Evercore’s comparative analysis of the two proposed transactions.

During such meeting, with respect to Company A, it was reported that Company A had recently revised its proposal regarding management, and no longer proposed to provide a Chief Executive Officer for the combined company but instead suggested that Bonanza Creek’s interim Chief Executive Officer remain as the combined company Chief Executive Officer until a permanent Chief Executive Officer could be hired. Instead, Company A would provide an executive chairman for the combined company board and Bonanza Creek would continue its search for a permanent Chief Executive Officer. Further, the Bonanza Creek board was advised of the status of discussions regarding compensation for Company A management who would join the combined company. It was the view of representatives of the Bonanza Creek board that Company A’s requested compensation structure was high as compared to a similarly situated public company to the potential combined company. Finally, the Bonanza Creek board discussed the potential risks, including with respect to liquidity of the Bonanza Creek Common Stock, of an acquisition by Bonanza Creek of a private entity with limited operating history and one significant equityholder.

Also during such meeting, with respect to SandRidge, it was noted that the potential transaction with SandRidge represented the only change of control proposal at a material premium to Bonanza Creek’s then-current common stock price and included a majority of the consideration in cash. The Bonanza Creek board also noted the valuation of SandRidge’s stock and long-term potential trading multiple of the stock of the combined company. In addition, it was noted the positive assessment of the SandRidge Chief Executive Officer that the Bonanza Creek board had received from the search firm that assessed each counterparty’s Chief Executive

Officer, as well as the positive assessment of the SandRidge Chief Executive Officer and management received from members of Bonanza Creek management. Finally, the Bonanza Creek board discussed the potential strengths of the combined company relative to Bonanza Creek’s standalone business plan and relative to a transaction with Company A. The Bonanza Creek board noted that it believed the risk-adjusted value of a combined company with SandRidge was greater than Bonanza Creek’s standalone business plan (including the status of the search for a permanent Chief Executive Officer) or a transaction with Company A.

After a lengthy discussion during the November 11, 2017 Bonanza Creek board meeting, the Bonanza Creek board determined certain additional conditions that must be met for the Bonanza Creek board to further consider either the SandRidge proposal or the Company A proposal. In connection therewith the Bonanza Creek board requested that Evercore ask Company A to consider the following modifications to its proposal: (i) the equityholder of Company A would undertake an acquisition of $150 million of Bonanza Creek Common Stock in a private placement at a premium to Bonanza Creek’s stock price, with the proceeds of such private placement being used to fund a tender offer at a premium to Bonanza Creek’s stock price after closing, (ii) the designated executive of Company A would serve as interim Chief Executive Officer for the combined company, until such time as a permanent Chief Executive Officer was hired, at the same compensation as had been discussed for such executive to serve in the executive chairman role, and (iii) the combined company would not pursue the Company A Asset Acquisition.

In addition, the Bonanza Creek board requested that Evercore ask SandRidge to consider the following modifications to its proposal: (i) extend SandRidge’s proposal response deadline to the evening of November 12, 2017, (ii) agree to a fixed value, subject to a collar of 12.5% on each side of the fixed value, for the stock component of the merger consideration in order to improve the certainty of Bonanza Creek stockholders receiving aggregate consideration of $36.00 per share and (iii) appoint two members of the existing Bonanza Creek board to the SandRidge board at the closing.

A representative of Evercore left the meeting to convey such messages to Company A and SandRidge. The representative of Evercore returned to the meeting with a response from Company A that (i) the Company A equityholder was not willing to purchase Bonanza Creek Common Stock at a premium, and instead suggested that Bonanza Creek could fund a post-closing tender offer at a premium using $150 million of debt financing raised by the combined company, (ii) the designated executive of Company A would only serve as interim CEO if such executive’s compensation were increased and such executive received a signing bonus and (iii) Company A was willing to cease pursuing the Company A Asset Acquisition. The representative of Evercore also conveyed that SandRidge had informed Evercore that SandRidge needed time to convene its board, but would extend the deadline for a response to its proposal and consider a collar on the merger consideration. Toward the end of the November 11, 2017 Bonanza Creek board meeting, Evercore presented the Bonanza Creek board with its preliminary analysis regarding the fairness, from a financial point of view, of the SandRidge’s proposed merger consideration to the holders of the shares of Bonanza Creek’s Common Stock issued and outstanding immediately prior to the effective time that are entitled to receive that merger consideration.

In the afternoon of November 12, 2017, the Bonanza Creek board, representatives of Kirkland and representatives of Evercore held a telephonic meeting to discuss the mechanics and benefits of the collar and interplay with SandRidge’s proposed election mechanism. In addition, the Bonanza Creek board discussed Bonanza Creek’s representation on the SandRidge board after closing. After discussion, the Bonanza Creek board instructed Evercore to continue to discuss with SandRidge (i) the addition of a collar mechanism to the merger agreement with SandRidge and (ii) the appointment of two members of the Bonanza Creek board to the SandRidge board at the closing of the merger.

On November 12, 2017, the SandRidge board met telephonically to consider the requested modifications to the transaction terms requested by Bonanza Creek. Representatives of Morgan Stanley presented an analysis of transactions in which a collar was used with respect to the stock component and an extensive discussion ensued following which the SandRidge board authorized management to propose a collar of 10% on each side of the fixed value. The SandRidge board also discussed the requested board seats and determined that SandRidge would agree to appoint one member of the existing Bonanza Creek board to the SandRidge board at the closing of the merger provided that such individual have financial or operating experience in the Rocky Mountain region, be mutually acceptable to both SandRidge and Bonanza Creek, and be subject to the approval of the SandRidge nominating and governance committee. The SandRidge board further instructed the SandRidge management team to request again that Mangrove Partners enter into a voting agreement.

Following the November 12, 2017 meeting of the SandRidge board, a representative of SandRidge’s financial advisor, Morgan Stanley, informed a representative of Evercore that SandRidge would require (i) a 10% collar mechanism instead of a 12.5% collar, (ii) one Bonanza Creek board member on the SandRidge board instead of two, subject to the certain criteria set by the SandRidge board, and (iii) that Mangrove Partners enter into a voting agreement.

Throughout the day on November 12, 2017, Kirkland and V&E exchanged drafts of the merger agreement and ancillary documents.

In the evening of November 12, 2017, SandRidge and Bonanza Creek executed an exclusivity agreement providing for exclusivity regarding a potential transaction until 11:59 p.m., Central Time, on November 14, 2017.

In the morning of November 13, 2017, members of SandRidge management, Bonanza Creek management, representatives of Morgan Stanley and Evercore held a telephonic meeting to discuss the coordination of investor relations and employee communications relating to the transaction.

On the morning of November 13, 2017, the Bonanza Creek board met telephonically, together with members of Bonanza Creek management, of Kirkland, and of Evercore, to discuss and review the draft merger agreement and to consider the proposed transaction. Representatives of Kirkland reviewed the duties of the directors with respect to the proposed transaction and the terms of the draft merger agreement, in which several matters related to the collar mechanic remained open. Also at this meeting, Evercore reviewed with the Bonanza Creek board its financial analysis of the merger consideration and rendered an oral opinion, confirmed by delivery of a written opinion dated November 13, 2017, to the Bonanza Creek board to the effect that, as of such date and based on and subject to various assumptions made, procedures followed, matters considered and limitations and qualifications on the review undertaken, the merger consideration to be received from SandRidge by the Bonanza Creek stockholders pursuant to the merger agreement was fair, from a financial point of view, to the holders of the shares of Bonanza Creek’s common stock issued and outstanding immediately prior to the effective time that are entitled to receive that merger consideration. Following extensive discussion, the Bonanza Creek board (i) unanimously determined that the merger was fair to, and in the best interests of, Bonanza Creek and its stockholders, (ii) unanimously approved and declared advisable the merger agreement, subject to any final changes regarding the open matters related to the collar to be agreed to by Mr. Tyree, Mr. Steck and Mr. Vogel (the “Bonanza Creek delegates”), the merger and the other transactions contemplated by the merger agreement and (iii) authorized Bonanza Creek to enter into the merger agreement with such changes as were approved by the Bonanza Creek delegates.

Throughout the day on November 13, 2017, Kirkland and V&E exchanged drafts of the merger agreement and ancillary agreements related thereto. In addition, the SandRidge board, the Bonanza Creek board, members of SandRidge management, members of Bonanza Creek management, Kirkland, V&E, Morgan Stanley and Evercore continued to work on materials for announcement of the transaction.

In the afternoon of November 13, 2017, the SandRidge board met telephonically, together with members of SandRidge management and representatives of V&E and of Morgan Stanley, to discuss and review the draft merger agreement and to consider the proposed transaction. Representatives of V&E reviewed the duties of the directors with respect to the proposed transaction and the terms of the draft merger agreement and draft voting agreement. Also at this meeting, Morgan Stanley rendered its oral opinion, subsequently confirmed by delivery of a written opinion, dated November 14, 2017, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the consideration to be paid by SandRidge pursuant to the merger agreement was fair from a financial point of view to SandRidge. Following extensive discussion, the SandRidge board authorized management and V&E to finalize the merger agreement, including provisions related to the mechanics around the collar, as well as to require that Mangrove Partners enter into a voting agreement.

In the evening of November 13, 2017, Brian Steck, an independent member of the Bonanza Creek board and principal of Mangrove Partners, advised SandRidge that his firm would not agree to be bound by the provisions of a voting agreement. Mr. Steck advised SandRidge management that he was not serving as an appointee of Mangrove Partners and that, while Mangrove Partners was supportive of the transaction and intended to vote in favor of the transaction, as a matter of policy, Mangrove Partners would not agree to enter into a voting agreement. Mr. Steck and Mangrove Partners did, however, agree that each would publicly support the transaction in communications announcing the companies’ entry into a merger agreement. Given the SandRidge board’s prior authorization having been conditioned upon securing the voting agreement, SandRidge management informed the Bonanza Creek board that SandRidge would have to reconvene its board the next day and thus was not in a position to execute the merger agreement.

On the morning of November 14, 2017, the SandRidge board met telephonically to discuss the voting agreement matter. SandRidge management briefed the SandRidge board on their discussions the prior evening with the Bonanza Creek delegates and with Mr. Steck. SandRidge management also advised the SandRidge board that, upon its request, Mangrove Partners had expressed its support in writing for the transaction and a willingness to vote in favor of the adoption of the merger agreement. SandRidge management then recommended that the SandRidge board agree to the terms of the merger agreement even in the absence of a voting agreement with Mangrove Partners. Following discussion, the SandRidge board (i) unanimously determined that the merger was fair to, and in the best interests of, SandRidge and its stockholders, (ii) unanimously approved and declared advisable the merger agreement, and the other transactions contemplated by the merger agreement, including the issuance of SandRidge common stock, and (iii) authorized SandRidge to enter into the merger agreement.

Throughout the day on November 14, 2017, Kirkland and V&E exchanged drafts of the merger agreement and ancillary agreements related thereto, and the Bonanza Creek delegates discussed the outstanding issues with Mr. J. Bennett.

After the close of trading on November 14, 2017, the Bonanza Creek delegates met telephonically, with members of Kirkland present, to discuss resolution of the final open issues in the merger agreement.

After the call with the Bonanza Creek delegates, the parties executed the merger agreement.

Prior to the opening of trading on November 15, 2017 of SandRidge common stock and Bonanza Creek common stock on the New York Stock Exchange, SandRidge and Bonanza Creek issued a joint press release announcing the execution of the merger agreement.

Recommendation of the SandRidge Board and Reasons for the Merger

At a meeting held on November 14, 2017, the SandRidge board unanimously determined the merger agreement and the transactions contemplated thereby, including the share issuance, are fair to, and in the best interests of, SandRidge and its stockholders. The SandRidge board also approved and declared advisable the merger agreement and the transactions contemplated thereby, including the share issuance. The SandRidge board recommends that SandRidge’s stockholders vote “FOR” the share issuance proposal.

In evaluating the proposed transaction, the SandRidge board consulted with SandRidge’s management and legal and financial advisors and, in reaching its determination and recommendation, considered a number of factors that the SandRidge board viewed as bearing on its decisions. The factors considered favored the conclusion of the SandRidge board that the merger agreement and the transactions contemplated by the merger agreement, including the share issuance, are advisable and in the best long-term interests of SandRidge and its stockholders, and included:

•	the SandRidge board’s belief that SandRidge’s existing assets—which consist of (i) mature Mississippi Lime assets in the Mid-Continent that generate significant production and material free cash flow, which help fund investment and value creation in its emerging assets but are declining assets that do not offer meaningful opportunities for additional development and oil and cash flow growth, (ii) North Park Basin Niobrara assets that are in the delineation phase of the development cycle and require significant investment over the next several years, including the construction of midstream and pipeline takeaway infrastructure, before full field development can be realized and (iii) NW STACK assets in the Mid-Continent that are also in the early phases of the development cycle and are being efficiently delineated under a development agreement that provides an initial $100 million of capital from SandRidge’s financial partner—lack significant development-ready inventory, and therefore results in a higher risk profile;

•	the SandRidge board’s belief that the expansion of SandRidge’s Niobrara position to include Bonanza Creek’s DJ Basin assets will provide SandRidge with development opportunities close to existing infrastructure and add 30-50% return, development-ready inventory within a well-known, highly delineated area;

•	the SandRidge board’s belief that the acquisition would allow SandRidge to accelerate oil production through lower risk development drilling of the Bonanza Creek assets, while continuing SandRidge’s plan of building infrastructure and conducting further testing in the North Park Basin and ongoing delineation of its NW STACK assets over the next several years;

•	the SandRidge board’s expectation that the acquisition will be accretive to cash flow per share and net asset value per share;

•	the SandRidge board’s expectation that the acquisition will result in an approximately 17% improvement in 2018 EBITDA margin per BOE (approximately 21% assuming all $20.0 million in general and administrative expense savings are realized);

•	the SandRidge board’s expectation that the acquisition will result in at least $20 million in annual general and administrative expense savings (notwithstanding the fact that a conservative $10 million forecast of annual general and administrative savings was included in the financial analysis prepared for the SandRidge board for the purpose of evaluation the transaction);

•	the SandRidge board’s expectation that the acquisition will result in a 41% increase in oil production in 2018;

•	the SandRidge board’s expectation that the acquisition will be accomplished while maintaining a strong balance sheet with a year-end net debt to last twelve months EBITDA leverage ratio at or below 2.0 (1.9 assuming all $20.0 million in general and administrative expense savings are realized) over the next three years;

•	the SandRidge board’s expectation that SandRidge will maintain a strong liquidity position, with approximately $300 million of liquidity at the closing of the merger;

•	the SandRidge board’s belief that Bonanza Creek’s assets in the DJ Basin, will complement SandRidge’s existing assets in the North Park Basin, each of which target the same Niobrara formation;

•	the SandRidge board’s belief that the acquisition of Bonanza Creek increases SandRidge’s oil exposure, production, reserves and high return locations, and significantly expands the development portfolio of the combined company; and

•	the SandRidge board’s believe that the acquisition of Bonanza Creek will result in greater liquidity for current stockholders of SandRidge and will create a combined company with a market capitalization in excess of $1 billion, which the SandRidge board believes will attract greater analyst coverage and investor interest.

The SandRidge board also considered the following factors in support of its conclusion that the merger agreement and the transactions contemplated by the merger agreement, including the share issuance, are advisable and in the best interests of SandRidge and its stockholders:

•	the SandRidge board’s belief that compared to an analysis of the standalone prospects of SandRidge, the combined company is expected to generate a higher return on investment for stockholders, with a reduction of the overall risks inherent in achieving such returns;

•	the SandRidge board’s understanding of SandRidge’s and Bonanza Creek’s businesses as well as their respective financial performance, results of operations and future prospects, which supported the SandRidge board’s view that the merger consideration reflected a reasonable price for Bonanza Creek;

•	the opinion of Morgan Stanley, dated November 14, 2017, to the SandRidge board as to the fairness, from a financial point of view and as of the date of the opinion, of the merger consideration to be paid by SandRidge pursuant to the merger agreement, which opinion was based on and subject to the factors and assumptions set forth therein, as more fully described below under the section entitled “The Merger—Opinion of SandRidge’s Financial Advisor;”

•	the review by the SandRidge board with its advisors of the structure of the proposed transaction and the financial and other terms of the merger agreement, as well as the likelihood of consummation of the proposed transaction and the SandRidge board’s evaluation of the likely time period necessary to complete the transaction.

The SandRidge board also considered the following specific aspects and terms of the merger agreement:

•	the nature of the closing conditions included in the merger agreement, as well as the likelihood of satisfaction of all conditions to completion of the merger;

•	the restrictions on the conduct of Bonanza Creek’s business during the period between the execution of the merger agreement and the completion of the merger as set forth in the merger agreement;

•	that SandRidge’s representations and interim operating covenants are not unduly burdensome and provide SandRidge sufficient flexibility to operate its business between the signing of the merger agreement and the closing of the merger;

•	the efforts required by each party to obtain approvals from or clearances by the applicable governmental authorities;

•	the expectation that the parties will obtain all necessary regulatory approvals without unacceptable conditions;

•	that SandRidge’s obligation to close the merger is conditioned on a vote of its stockholders to approve the issuance of SandRidge common stock to be used as merger consideration;

•	the terms of the merger agreement relating to no shop covenants and termination fees, and that such provisions are reasonably constructed;

•	the right of the SandRidge board to change its recommendation to SandRidge stockholders, subject to certain conditions (including considering any adjustments to the merger agreement proposed by Bonanza Creek and payment to Bonanza Creek of a $26,116,219 termination fee if Bonanza Creek terminates the merger agreement because of such change of recommendation);

•	the fact that the stock component of the merger consideration is subject to a collar mechanism which helps protect the value of the merger consideration during the pendency of the transaction;

•

that the merger agreement provides that SandRidge must take all necessary action to appoint to the SandRidge board one Bonanza Creek director (who was serving as of the date of the merger agreement) who has been a corporate executive with financial or operating experience in the oil and gas industry in the Rocky Mountain region of the United States, as mutually agreed upon by SandRidge and Bonanza Creek and approved by the Nominating and Governance Committee of the SandRidge board; and

•	the circumstances under which certain termination fees and reimbursements of expenses could become payable by the parties to the merger agreement, as described in more detail elsewhere in this joint proxy statement/prospectus.

In the course of its deliberations, the SandRidge board also considered a variety of risks and other potentially negative factors, including the following:

•	the possibility that the transactions may not be completed or that completion may be unduly delayed for reasons beyond the control of SandRidge and/or Bonanza Creek, including the failure to obtain stockholder approval of the share issuance proposal or the merger agreement proposal, the potential length of the regulatory review process and the risk that the applicable governmental authorities may prohibit or enjoin the transaction or otherwise impose conditions on SandRidge and/or Bonanza Creek in order to obtain clearance for the transaction;

•	the possibility that, in certain circumstances relating to the failure to obtain stockholder approval of the share issuance proposal, SandRidge could be required to reimburse Bonanza Creek’s expenses up to approximately $3,730,888;

•	the potential for diversion of management and employee attention and the potential effect of the transaction on SandRidge’s business and strategic relationships;

•	the challenges in absorbing the effect of any failure to complete the merger, including potential termination and other fees, as well as employee, stockholder and market reactions;

•	the potential that the trading price of shares of SandRidge common stock increases from the date of the execution of the merger agreement such that the SandRidge average stock price is greater than $21.38 and the exchange ratio is fixed at 0.7858, which could result in SandRidge delivering greater value to Bonanza Creek stockholders than had been anticipated;

•	the risk of not realizing the magnitude and timing of all of the anticipated cost savings and operational efficiencies between SandRidge and Bonanza Creek and the risk that other anticipated benefits might not be realized or will take longer to realize than expected;

•	that SandRidge was not able to obtain a voting and support agreement from Mangrove Partners, although, upon the request of SandRidge, Mangrove Partners expressed its support in writing for the transaction and a willingness to vote in favor of the adoption of the merger agreement;

•	the restrictions on the conduct of SandRidge’s business during the period between the execution of the merger agreement and the completion of the merger as set forth in the merger agreement;

•	that Bonanza Creek’s obligation to close the merger is conditioned on the approval of the merger by holders of a majority of the outstanding Bonanza Creek common stock;

•	the transaction costs to be incurred in connection with the proposed transactions;

•	the fact that the SandRidge board does not have a right to terminate the merger agreement in order to accept a SandRidge superior proposal received by a third party;

•	the risks and contingencies relating to the announcement and pendency of the merger (including the likelihood of litigation brought by or on behalf of SandRidge or Bonanza Creek stockholders challenging the transaction) and the risks and costs to SandRidge if the merger does not close in a timely manner or if the merger does not close at all, including potential employee attrition, the impact on SandRidge’s relationships with third parties and the effect termination of the merger agreement may have on SandRidge’s operating results; and

•	risks of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements.”

The SandRidge board considered all of these factors as a whole and, on balance, concluded that they supported a determination to approve the merger agreement. The foregoing discussion of the information and factors considered by the SandRidge board is not exhaustive. In view of the myriad factors considered by the SandRidge board in connection with its evaluation of the proposed transaction and the complexity of these matters, the SandRidge board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The SandRidge board evaluated the factors described above, among others, and reached a unanimous consensus that the merger agreement and the transactions contemplated thereby, including, without limitation, the share issuance, were fair to and in the best interests of SandRidge and its stockholders and approved and declared advisable the merger agreement and the transactions contemplated thereby, including the share issuance. In considering the factors described above and any other factors, individual members of the SandRidge board may have viewed factors differently or given different weight or merit to different factors.

Recommendation of the Bonanza Creek Board and Reasons for the Merger

At a meeting held on November 13, 2017, the Bonanza Creek board unanimously determined the merger agreement and the other agreements and transactions contemplated thereby are advisable, fair to, and in the best interests of Bonanza Creek and its stockholders and approved and declared advisable the merger agreement and the transactions contemplated thereby and approved the execution, delivery and performance of the merger agreement. The Bonanza Creek board recommends that Bonanza Creek stockholders vote “FOR” the merger agreement proposal.

In evaluating the proposed transactions, the Bonanza Creek board consulted with Bonanza Creek’s management and legal and financial advisors and, in reaching its determination and recommendation, considered a number of factors that the Bonanza Creek board viewed as bearing on its decision. Many of the factors considered favored the conclusion of the Bonanza Creek board that the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of Bonanza Creek and its stockholders, including the following:

•	when the merger agreement was signed, the merger consideration represented a 17.4% premium to Bonanza Creek’s closing price as of November 14, 2017, the last trading day before the public announcement of the merger agreement;

•	the merger consideration, a combination of cash and stock, provides immediate value to the Bonanza Creek stockholders and also provides the Bonanza Creek stockholders with the opportunity as equity holders to participate, at an attractive valuation, in the value that the Bonanza Creek board believes will be created as a result of the merger;

•	the 10% collar on the stock component of the merger consideration helps protect the value of the merger consideration during the pendency of the transaction in the event that the price of SandRidge common stock decreases prior to the consummation of the merger;

•	the transaction provides Bonanza Creek stockholders ownership in an entity with a larger asset base and a lower cost of capital, which is expected to provide greater ability to pursue accretive capital projects and acquisitions;

•	the combined company’s asset base offers attractive development opportunities, together with the associated ability to opportunistically redeploy capital into a portfolio of oil-weighted projects;

•	the combined company having a pro forma asset base that combines (i) Bonanza Creek’s assets in the DJ Basin, which are ready for full-field development, (ii) SandRidge’s delineation assets in the NW STACK and North Park and (iii) SandRidge’s Mississippi Lime assets and Bonanza Creek’s Mid-Continent assets, both of which generate strong cash flow;

•	the expectation that the combined company will have greater growth opportunities in Bonanza Creek’s current areas of focus, and in complementary plays, as compared to Bonanza Creek on a standalone basis;

•	following the merger, Bonanza Creek’s stockholders will have the opportunity to participate in the expected synergies of the combined company, including projected run-rate SG&A synergies of approximately $20 million;

•	the Bonanza Creek board’s belief that the merger with SandRidge would generate a higher risk-adjusted return to Bonanza Creek stockholders than the other alternatives reasonably available to Bonanza Creek, including remaining a standalone entity, and pursuing other strategic alternatives, including potential transactions with oil and gas companies and private equity firms;

•	the Bonanza Creek board’s belief that the combined team had the necessary skills and experience to manage the combined enterprise and create value for stockholders;

•	the merger will provide Bonanza Creek stockholders with increased trading liquidity, as SandRidge’s common stock has a larger average daily trading volume and public float than Bonanza Creek’s common stock;

•	the fact that the merger agreement provides that a current Bonanza Creek director will be appointed to serve on the combined company’s board of directors, notwithstanding the fact that the Bonanza Creek board had sought a greater governance impact on the combined company during negotiations;

•	the terms of the merger agreement, taken as a whole, including the parties’ representations, warranties, covenants and conditions to closing, and the circumstances under which the merger agreement may be terminated, in the Bonanza Creek board’s belief, are reasonable; and

•	the financial analysis reviewed and discussed with representatives of Evercore, as well as the oral opinion of Evercore rendered to the Bonanza Creek board on November 13, 2017, which was confirmed by delivery of a written opinion dated November 13, 2017, to the effect that, as of such date and based upon and subject to the assumptions, procedures, factors, qualifications, limitations and other matters stated in their opinion, the merger consideration to be received from SandRidge by the Bonanza Creek stockholders pursuant to the merger agreement was fair, from a financial point of view, to the holders of the shares of Bonanza Creek’s common stock issued and outstanding immediately prior to the effective time that are entitled to receive such merger consideration.

In the course of its deliberations, the Bonanza Creek board also considered a variety of risks and other potentially negative factors, including the following:

•	the possibility that the transaction may not be completed or that completion may be unduly delayed for reasons beyond the control of Bonanza Creek and/or SandRidge (including the likelihood of litigation or other opposition brought by or on behalf of Bonanza Creek stockholders or SandRidge stockholders challenging the merger and the other transactions contemplated by the merger agreement), and the risks and costs to Bonanza Creek if the closing of the merger is not accomplished in a timely manner or if the merger does not close at all, including potential employee attrition, the impact on Bonanza Creek’s relationships with third parties and the effect termination of the merger agreement may have on the trading price of Bonanza Creek common stock and Bonanza Creek’s operating results;

•	the possibility that, in certain circumstances, Bonanza Creek could be required to reimburse SandRidge’s expenses up to $3,730,888 or to pay SandRidge a termination fee equal to $26,116,219 (see “The Merger Agreement—Expenses and Termination Fees Relating to the Termination of the Merger Agreement” beginning on page 159);

•	the potential for diversion of Bonanza Creek management and employee attention and the potential effect of the transactions on Bonanza Creek’s business and strategic relationships;

•	that the merger agreement imposes limitations on Bonanza Creek’s ability to solicit competing proposals or terminate the merger agreement;

•	the restrictions in the merger agreement on the conduct of Bonanza Creek’s business during the pendency of the transaction;

•	that forecasts of future financial and operational results of the combined company are necessarily estimates based on assumptions and may vary significantly from future performance;

•	the 10% collar on the stock component of the merger consideration could limit the benefit of potential increases in the price of SandRidge common stock prior to the consummation of the merger;

•	that Bonanza Creek’s directors and executive officers have interests in the merger that may be different from, or in addition to, the interests of Bonanza Creek stockholders generally, as more fully described under “The Merger—Interests of Certain Bonanza Creek Directors and Executive Officers in the Merger” beginning on page 127;

•	the risk that the benefits to the combined company following completion of the transactions, including cost savings and synergies, will not be realized or will take longer to realize than expected;

•	the risk of seismicity associated with SandRidge’s Mississippi Lime assets;

•	Bonanza Creek stockholders will be exposed to higher risk assets as stockholders in the combined company because of SandRidge’s North Park and NW STACK positions;

•	the fact that Bonanza Creek stockholders, as a whole, will not collectively own a majority of the outstanding common stock of the combined company following the merger;

•	the fact that the merger agreement prohibits Bonanza Creek from soliciting or engaging in discussions regarding alternative transactions during the pendency of the transaction, subject to limited exceptions;

•	the transaction costs to be incurred in connection with the proposed transactions; and

•	risks of the type and nature described under the sections entitled “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements.”

The Bonanza Creek board considered all of these factors as a whole and, on balance, concluded that they supported a determination to approve the merger agreement. The foregoing discussion of the information and factors considered by the Bonanza Creek board is not exhaustive. In view of the myriad factors considered by the Bonanza Creek board in connection with its evaluation of the proposed transactions and the complexity of these matters, the Bonanza Creek board did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Bonanza Creek board evaluated the factors described above, among others, and reached a unanimous consensus that the merger agreement and the other agreements and transactions contemplated thereby, including, without limitation, the merger , were fair to and in the best interests of Bonanza Creek and its stockholders and approved and declared advisable the merger agreement and the transactions contemplated thereby and approved the execution, delivery and performance of the merger agreement. In considering the factors described above and any other factors, individual members of the Bonanza Creek board may have viewed factors differently or given different weight or merit to different factors.

Certain SandRidge Unaudited Prospective Financial and Operating Information

SandRidge does not as a matter of course make public long-term forecasts or internal projections as to future performance, revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with its evaluation of the merger, SandRidge’s management prepared certain unaudited internal financial forecasts with respect to SandRidge, which were provided to the SandRidge board and Bonanza Creek, as well as Bonanza Creek’s financial advisor, in connection with their evaluation of the proposed merger. Such forecasts also were provided to Morgan Stanley for its use and reliance in connection with its financial analyses and opinion described in the section entitled “The Merger—Opinion of SandRidge’s Financial Advisor.” The inclusion of this information should not be regarded as an indication that any of SandRidge, Bonanza Creek, their respective advisors or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial and operating information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of SandRidge’s management, including, among others, SandRidge’s and Bonanza Creek’s future results, oil and gas industry activity, commodity prices, demand for natural gas and crude oil, the availability of financing to fund the exploration and development costs associated with the respective projected drilling programs, general economic and regulatory conditions and other matters described in the sections entitled “Cautionary Statements Regarding Forward-Looking Statements” and “Risk Factors.” The unaudited prospective financial and operating information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. SandRidge and Bonanza Creek can give no assurance that the unaudited prospective financial and operating information and the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to its business, industry performance, the regulatory environment, general business and economic conditions and other matters described under the section entitled “Risk Factors.” See also the sections entitled “Cautionary Statements Regarding Forward-Looking Statements” and “Where You Can Find More Information.”

The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The prospective financial information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, SandRidge’s management. PricewaterhouseCoopers LLP has neither audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect thereto. The PricewaterhouseCoopers LLP report included in this offering document relates to SandRidge’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

Furthermore, the unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date it was prepared. SandRidge and Bonanza Creek can give no assurance that, had the unaudited prospective financial and operating information been prepared either as of the date of the merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, SandRidge and Bonanza Creek do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial and operating information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, including with respect to the accounting treatment of the merger under GAAP, or to reflect changes in general economic or industry conditions. The unaudited prospective financial and operating information does not take into account all the possible financial and other effects on SandRidge or Bonanza Creek of the merger, the effect on SandRidge or Bonanza Creek of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial and operating information does not take into account the effect on SandRidge or Bonanza Creek of any possible failure of the merger to occur. None of SandRidge, Bonanza Creek, or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any SandRidge stockholder or Bonanza Creek stockholder or other person regarding SandRidge’s or Bonanza Creek’s ultimate performance compared to the information contained in the unaudited prospective financial and operating information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial and operating information herein should not be deemed an admission or representation by SandRidge, Bonanza Creek, their respective advisors or any other person that it is viewed as material information of SandRidge or Bonanza Creek, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial and operating information included below is not being included to influence your decision whether to vote in favor of the merger, the share issuance or any other proposal to be considered at the special meetings, but is being provided solely because it was made available to the SandRidge board, Bonanza Creek and SandRidge’s and Bonanza Creek’s respective financial advisors in connection with the merger.

In light of the foregoing, and considering that the special meetings will be held several months after the unaudited prospective financial and operating information was prepared, as well as the uncertainties inherent in any forecasted information, SandRidge stockholders and Bonanza Creek stockholders are cautioned not to place undue reliance on such information, and SandRidge and Bonanza Creek urge all SandRidge stockholders and Bonanza Creek stockholders to review SandRidge’s most recent SEC filings for a description of SandRidge’s reported financial results and Bonanza Creek’s historical financial statements and related notes for the periods presented included elsewhere in this joint proxy statement/prospectus for a description of Bonanza Creek’s reported financial results. See the section entitled “Where You Can Find More Information.”

In preparing the prospective financial and operating information described below, the management team of SandRidge used the following price assumptions, which are based on NYMEX oil and gas strip pricing as of November 6, 2017. The NYMEX commodity prices were used through 2020, after which a price of $55 per barrel for oil and $3 per MMBtu for gas was assumed.

	NYMEX
	2018E	2019E	2020E	2021E	2022E
Commodity Prices
Natural Gas ($/Mmbtu)	$3.03	$2.91	$2.86	$3.00	$3.00
Crude Oil ($/Bbl)	$56.53	$52.27	$50.59	$55.00	$55.00

The following table sets forth certain summarized prospective financial and operating information regarding SandRidge for the years 2018 through 2022—based on the respective price assumptions indicated above—which information was prepared by SandRidge management.

	2018E	2019E	2020E	2021E	2022E
Operating Results
Net Production (Mboe/d)	32.2	38.0	41.6	45.9	48.3
Financial Results ($ million, except per unit amounts)
EBITDA(1)	$172	$264	$312	$422	$447
Levered Cash Flow(2)	$(80)	$(250)	$(194)	$(106)	$(13)
G&A Expense	$(60)	$(62)	$(64)	$(45)	$(45)
Interest Expense	$(8)	$(18)	$(32)	$(41)	$(44)
Capital Expenditures	$(244)	$(496)	$(475)	$(488)	$(416)
EBITDA Margin(3)	$14.61	$19.02	$20.54	$25.21	$25.34

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization.
(2)	Defined as EBITDA adjusted to reflect the cash flow impact of interest expense, cash taxes and capital expenditures.
(3)	Defined as EBITDA per Boe of production.

In addition, SandRidge management provided to the SandRidge board certain unaudited prospective financial and operating information with respect to Bonanza Creek, which was principally derived from discussions with Bonanza Creek management, Bonanza Creek’s production history and historical operating statements and SandRidge’s own geological and engineering evaluation. Such forecasts with respect to Bonanza Creek also were provided to Morgan Stanley for its use and reliance in connection with its financial analyses and opinion described in the section entitled “The Merger—Opinion of SandRidge’s Financial Advisor.” The following table sets forth a summary of this adjusted prospective financial and operating information regarding Bonanza Creek for the years 2018 through 2022 as prepared by SandRidge management.

	2018E	2019E	2020E	2021E	2022E
Operating Results
Net Production (Mboe/d)	16.0	22.7	30.4	35.5	36.1
Financial Results ($ million, except per unit amounts)
EBITDA(1)	$128	$184	$250	$326	$329
Levered Cash Flow(2)	$(14)	$(55)	$(50)	$17	$61
G&A Expense	$(19)	$(19)	$(19)	$(19)	$(19)
Interest Expense	$—	$(3)	$(6)	$(7)	$(4)
Capital Expenditures	$(141)	$(237)	$(294)	$(301)	$(254)
EBITDA Margin(3)	$21.94	$22.20	$22.42	$25.12	$24.91

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization.
(2)	Defined as EBITDA adjusted to reflect the cash flow impact of interest expense, cash taxes and capital expenditures.
(3)	Defined as EBITDA per Boe of production.

SandRidge management also provided to the SandRidge board certain unaudited pro forma prospective financial and operating information with respect to the combined companies, which was generally derived from the unaudited prospective financial and operating information for each company assuming the merger was effective on January 1, 2018. Such pro forma forecasts also were provided to Morgan Stanley for its use and reliance in connection with its financial analyses and opinion described in the section entitled “The Merger—Opinion of SandRidge’s Financial Advisor.” The following table sets forth a summary of this pro forma prospective financial and operating information regarding the combined company for the years 2018 through 2022 as prepared by SandRidge management.

	2018E	2019E	2020E	2021E	2022E
Operating Results
Net Production (Mboe/d)	48.2	60.7	72.0	81.4	84.4
Financial Results ($ million, except per unit amounts)
EBITDA(1)	$300	$448	$562	$748	$775
Levered Cash Flow(2)	$(112)	$(326)	$(266)	$(111)	$34
G&A Expense	$(79)	$(81)	$(82)	$(64)	$(64)
Interest Expense	$(28)	$(41)	$(58)	$(70)	$(72)
Capital Expenditures	$(385)	$(733)	$(770)	$(789)	$(669)
EBITDA Margin(3)	$17.05	$20.21	$21.34	$25.17	$25.16
Balance Sheet Data ($ million, except ratio)
Year End Net Debt	$505	$831	$1,096	$1,208	$1,173
Year End Net Debt / LTM EBITDA	1.7x	1.9x	2.0x	1.6x	1.5x

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization.
(2)	Defined as EBITDA adjusted to reflect the cash flow impact of interest expense, cash taxes and capital expenditures.
(3)	Defined as EBITDA per Boe of production.

Opinion of SandRidge’s Financial Advisor

SandRidge retained Morgan Stanley to provide it with financial advisory services in connection with the proposed merger and to provide a financial opinion to the SandRidge board. SandRidge selected Morgan Stanley to act as its financial advisor based on Morgan Stanley’s qualifications, expertise and reputation and its knowledge of the business and affairs of SandRidge. On November 13, 2017, at a meeting of the SandRidge board, Morgan Stanley rendered its oral opinion, subsequently confirmed by delivery of a written opinion, dated November 14, 2017, that, as of such date and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the consideration to be paid by SandRidge pursuant to the merger agreement was fair from a financial point of view to SandRidge.

The full text of the written opinion of Morgan Stanley delivered to the SandRidge board, dated as of November 14, 2017, is attached hereto as Annex B and is incorporated herein by reference in its entirety. SandRidge stockholders should read Morgan Stanley’s opinion carefully and in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of the review undertaken by Morgan Stanley in rendering its opinion. This summary is qualified in its entirety by reference to the full text of such opinion. Morgan Stanley’s opinion was directed to the SandRidge board, in its capacity as such, and addressed only the fairness from a financial point of view to SandRidge of the consideration to be paid by SandRidge pursuant to the merger agreement as of the date of such opinion. Morgan Stanley’s opinion did not address any other aspects or implications of the merger. Morgan Stanley’s opinion did not in any manner address the price at which the SandRidge common stock would trade following the merger or at any time, and Morgan Stanley expressed no opinion or recommendation to any holder of shares of SandRidge common stock or Bonanza Creek common stock as to how such holder should vote at the SandRidge special meeting or the Bonanza Creek special meeting, respectively, or whether to take any other action with respect to the merger.

For purposes of rendering its opinion, Morgan Stanley, among other things:

(1)	Reviewed certain publicly available financial statements and other business and financial information of Bonanza Creek and SandRidge, respectively;

(2)	Reviewed certain internal financial statements and other financial and operating data concerning Bonanza Creek and SandRidge, respectively;

(3)	Reviewed certain financial projections prepared by the managements of Bonanza Creek and SandRidge, respectively;

(4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the merger, prepared by the management of SandRidge;

(5)	Discussed the past and current operations and financial condition and the prospects of Bonanza Creek with senior executives of Bonanza Creek;

(6)	Discussed the past and current operations and financial condition and the prospects of SandRidge, including information relating to certain strategic, financial and operational benefits anticipated from the merger, with senior executives of SandRidge;

(7)	Reviewed the pro forma impact of the merger on SandRidge’s cash flow, consolidated capitalization and certain financial ratios;

(8)	Reviewed the reported prices and trading activity for Bonanza Creek common stock and SandRidge common stock;

(9)	Compared the financial performance of Bonanza Creek and SandRidge and the prices and trading activity of Bonanza Creek common stock and SandRidge common stock with that of certain other publicly-traded companies comparable with Bonanza Creek and SandRidge, respectively, and their securities;

(10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

(11)	Participated in certain discussions and negotiations among representatives of Bonanza Creek and SandRidge and their financial and legal advisors;

(12)	Reviewed certain oil & gas reserve engineering analyses prepared by the management of SandRidge and Bonanza Creek (the “engineering analyses”);

(13)	Reviewed the merger agreement and certain related documents; and

(14)	Performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by Bonanza Creek and SandRidge, and formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of Bonanza Creek and SandRidge of the future financial performance of Bonanza Creek and SandRidge. Morgan Stanley assumed that information and projections relating to strategic, financial and operational benefits anticipated from the merger had been reasonably prepared on bases reflecting the best currently available estimates and judgment of the management of SandRidge. Morgan Stanley relied upon, without independent verification, the assessment by the managements of Bonanza Creek and SandRidge of: (i) the strategic, financial and other benefits expected to result from the merger; (ii) the timing and risks associated with the integration of Bonanza Creek and SandRidge; (iii) their ability to retain key employees of Bonanza Creek and SandRidge, respectively and (iv) the validity of, and risks associated with, Bonanza Creek and SandRidge’s existing and future technologies, intellectual property, products, services and business models. In addition, Morgan Stanley assumed that the merger would be consummated in accordance with the terms set forth in the merger agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the definitive merger agreement would not differ in any material respect from the draft thereof furnished to Morgan Stanley. Morgan Stanley assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed merger, no delays, limitations, conditions or restrictions would be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the merger. Morgan Stanley noted that it was not a legal, tax, or regulatory advisor. Morgan Stanley noted that it is a financial advisor only and relied upon, without independent verification, the assessment of SandRidge and Bonanza Creek and their legal, tax, and regulatory advisors with respect to legal, tax, and regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of Bonanza Creek’s officers, directors or employees, or any class of such persons, relative to the merger consideration to be paid to the holders of shares of Bonanza Creek common stock in the transaction. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Bonanza Creek or SandRidge, nor was Morgan Stanley furnished with any such valuations or appraisals, other than the engineering analyses, upon which Morgan Stanley relied without independent verification. Morgan Stanley’s opinion did not address the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of its opinion. Events occurring after the date of Morgan Stanley’s opinion may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses of Morgan Stanley

The following is a summary of the material financial analyses performed by Morgan Stanley in connection with its oral opinion and the preparation of its written opinion to the SandRidge board, provided as of

November 13, 2017 and November 14, 2017, respectively. The following summary is not a complete description of the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 10, 2017. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion. Furthermore, mathematical analysis is not in itself a meaningful method of using the data referred to below.

In performing the financial analyses summarized below and in arriving at its opinion, at the direction of the SandRidge board, Morgan Stanley utilized and relied upon certain financial projections relating to Bonanza Creek and SandRidge, each provided by the management of SandRidge and which are described below. In addition, Morgan Stanley utilized and relied upon the number of issued and outstanding shares of Bonanza Creek provided by management of SandRidge. For further information regarding the financial and operating projections, see the section entitled “The Merger—Certain SandRidge Unaudited Prospective Financial and Operating Information” beginning on page 100.

For purposes of the analyses summarized below, the consideration to be paid by SandRidge per Bonanza Creek share pursuant to the merger agreement was assumed to be $36.00 per share, which is equivalent to the per share cash consideration of $19.20 and assumed stock consideration of $16.80 per share, based on the closing share price of SandRidge common stock on November 10, 2017.

Comparable Company Analysis

In order to assess how the public market values shares of similar publicly traded companies, Morgan Stanley reviewed and compared specific financial and operating data relating to Bonanza Creek with selected companies that Morgan Stanley deemed comparable to Bonanza Creek, based on size, location of assets, expected growth and leverage profile.

The companies used in the comparisons consisted of the following companies:

•	PDC Energy Inc.

•	SRC Energy Inc.

•	Extraction Oil and Gas Inc.

•	Bill Barrett Corporation

Morgan Stanley analyzed, among other things, the following financial metrics of each of the comparable companies listed above:

•	the ratio of aggregate value (defined as market capitalization plus net debt and preferred stock) to EBITDA (calculated as earnings before interest, taxes, and depreciation and amortization) for the twelve months following September 30, 2017 (based on Wall Street consensus estimates) and 2018 EBITDA (based on Wall Street consensus estimates); and

•	the ratio of aggregate value to current production based on both a ratio of 6 MMBtu of equivalent gas production to 1 barrel of oil production and 16 MMBtu of equivalent gas production to 1 barrel of oil production.

Based on the analysis of the relevant metrics for each of the comparable companies, Morgan Stanley selected a reference range of financial multiples of the comparable companies and applied this range of multiples to the relevant Bonanza Creek financial statistic.

Morgan Stanley calculated ranges of implied per share values of Bonanza Creek common stock as follows:

	Bonanza Creek Statistic	Reference Range	Implied Value Per Share Range for Bonanza Creek
Aggregate Value to Next Twelve Months EBITDA	$122MM	4.8x – 6.4x	$28.27 –$37.69
Aggregate Value to Estimated 2018 EBITDA	$137MM	4.7x – 6.0x	$31.10 –$39.70
Aggregate Value to Current Production ($/BOE/d) (6:1)	15,809 BOE/d	$45,000 – $60,000	$34.34 –$45.78
Aggregate Value to Current Production ($/BOE/d) (16:1)	13,159 BOE/d	$55,000 – $75,000	$34.93 –$47.64

Morgan Stanley noted that the assumed value of the consideration to be paid by SandRidge per Bonanza Creek common share pursuant to the merger agreement was $36.00 per share, based on the closing share price for SandRidge common stock on November 10, 2017.

No company utilized in the comparable company analysis is identical to Bonanza Creek. In evaluating comparable companies, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of Bonanza Creek. These include, among other things, the impact of competition on the businesses of Bonanza Creek and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Bonanza Creek, the industry, or in the financial markets in general.

Precedent Transactions Analyses

Morgan Stanley performed a precedent transactions analysis, which is designed to imply a value of a company based on publicly available financial terms for selected transactions.

In connection with its analysis, Morgan Stanley compared publicly available statistics for transactions involving exploration and production targets with assets primarily located in the Denver-Julesburg Basin in Colorado. The following is a list of the transactions used in the analysis:

•	Extraction Oil and Gas Inc. / Tekton Energy LLC

•	Bonanza Creek / DJ Resources LLC

•	Extraction Oil and Gas Inc. / Sundance Energy Australia Limited

•	SRC Energy Inc. / Bayswater E&P LLC

•	Canada Pension Plan Investment Board, the Broe Group / Encana Corporation

•	SRC Energy Inc. / Noble Energy Inc. (announced May 3, 2016)

•	Extraction Oil and Gas Inc. / Bayswater E&P LLC

•	Extraction Oil and Gas Inc. / Bison Oil & Gas Inc.

•	PDC Energy Inc. / Bayswater E&P LLC

•	SRC Energy Inc. / Noble Energy Inc. (announced November 8, 2017)

Morgan Stanley analyzed transaction value to net acres. In connection with this analysis, transaction value was adjusted for current production valued at $30,000/Boepd, unless Proved Developed Production (“PDP”) value was otherwise known.

Based on its professional judgment, Morgan Stanley selected a reference range of transaction value to acre of $3,000 to $10,000 and applied this range to the Bonanza Creek acreage plus an assumed PDP value of $400 million, based on information provided by Bonanza Creek management. Based on this analysis, Morgan Stanley calculated a range of implied per share values of Bonanza Creek common stock of $29.04 to $51.68.

Morgan Stanley noted that the assumed value of the consideration to be paid by SandRidge per Bonanza Creek common share pursuant to the merger agreement was $36.00 per share, based on the closing share price for SandRidge common stock on November 10, 2017.

No transaction utilized in the precedent transaction analysis is identical to Bonanza Creek, SandRidge or the merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to general business, market and financial conditions and other matters, which are beyond the control of Bonanza Creek and SandRidge. These include, among other things, the impact of competition on the business of Bonanza Creek or the industry generally, industry growth and the absence of any adverse material change in the financial condition of Bonanza Creek or the industry or in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared.

Net Asset Valuation Analysis

Morgan Stanley performed a net asset valuation analysis on Bonanza Creek which estimated the present value of the future after-tax cash flows expected to be generated from Bonanza Creek’s total proved and unproved reserves, based on reserve, production and operating and capital cost estimates for Bonanza Creek provided by the management of SandRidge, and adjusted such value to take into account non-operated acreage, net debt, working capital and other assets and liabilities. The present value of the future after-tax cash flows was determined using a range of discount rates and assuming tax rates of 25%, which tax rate assumptions were provided by the management of SandRidge. Future general and administrative expenses were determined assuming total general and administrative expenses synergies of 50%, as directed by the management of SandRidge.

At the direction of the management of SandRidge, Morgan Stanley conducted net asset valuation analyses for Bonanza Creek based on two different commodity price assumptions: strip pricing and Wall Street consensus. Strip price assumptions were based on NYMEX commodity prices as of November 6, 2017. The NYMEX commodity prices were used until 2020, after which a price of $55 per barrel for oil and $3 per MMBtu for gas was assumed. With respect to consensus pricing, Wall Street price estimates were used until 2020, after which prices were held flat at 2020 levels. The commodity price assumptions were as follows:

	Henry Hub Price Assumptions ($/Mcf)		WTI Price Assumptions ($/Bbl)
Year	Strip	Consensus	Strip	Consensus
2018	$3.03	$3.20	$56.53	$52.25
2019	$2.91	$3.03	$52.27	$56.00
2020	$2.86	$3.08	$50.59	$60.00
2021+	$3.00	$3.08	$55.00	$60.00

Morgan Stanley calculated the net asset value of Bonanza Creek by adding (i) the present value of the pre-tax cash flows generated by Bonanza Creek’s proved and unproved reserves, as estimated by the management of SandRidge, less (ii) the book value of Bonanza Creek debt and other liabilities, plus (iii) the value of non-operated acreage (based on a price of $3,000 per acre as directed by the management of SandRidge) and other assets, less (iv) the sum of the present values of general and administrative expenses (assuming total general and administrative expenses synergies of 50% as directed by the management of SandRidge), taxes and existing hedges (taking into account net operating losses), less (v) the cash value of working capital.

The analyses yielded the following ranges of implied per share values of Bonanza Creek common stock:

	Strip	Consensus
Bonanza Creek (Net Asset Value per share)	$32.91 - $38.79	$41.30 - $48.29

Morgan Stanley noted that the assumed value of the consideration to be paid by SandRidge per Bonanza Creek common share pursuant to the merger agreement was $36.00 per share, based on the closing share price for SandRidge common stock on November 10, 2017.

Other Analysis

For informational purposes only, Morgan Stanley performed a net asset valuation analysis on SandRidge which estimated the present value of the future after-tax cash flows expected to be generated from SandRidge’s total proved and unproved reserves, based on reserve, production and operating and capital cost estimates for SandRidge provided by the management of SandRidge, and adjusted such value to take into account net debt, working capital and other assets and liabilities. The present value of the future after-tax cash flows was determined using a range of discount rates and assuming tax rates of 25%, which tax rate assumptions were provided by the management of SandRidge.

At the direction of the management of SandRidge, Morgan Stanley conducted net asset valuation analyses for SandRidge based on two different commodity price assumptions: strip pricing and Wall Street consensus. Strip price assumptions were based on NYMEX commodity prices as of November 6, 2017. The NYMEX commodity prices were used until 2020, after which a price of $55 per barrel for oil and $3 per MMBtu for gas was assumed. With respect to consensus pricing, Wall Street price estimates were used until 2020, after which prices were held flat at 2020 levels. The commodity price assumptions were as follows:

	Henry Hub Price Assumptions ($/Mcf)		WTI Price Assumptions ($/Bbl)
Year	Strip	Consensus	Strip	Consensus
2018	$3.03	$3.20	$56.53	$52.25
2019	$2.91	$3.03	$52.27	$56.00
2020	$2.86	$3.08	$50.59	$60.00
2021+	$3.00	$3.08	$55.00	$60.00

Morgan Stanley calculated the net asset value of SandRidge by adding (i) the present value of the pre-tax cash flows generated by SandRidge’s proved and unproved reserves, as estimated by the management of SandRidge, less (ii) workover and facility capital expenditures, plus (iii) the book value of SandRidge debt and other assets, less (iv) the sum of the present values of general and administrative expenses, taxes (taking into account net operating losses) and existing hedges, less (v) the book value of working capital and other liabilities.

The analyses yielded the following ranges of implied per share values of SandRidge common stock:

	Strip	Consensus
SandRidge (Net Asset Value per share)	$16.10-$24.33	$23.00-$33.14

Other Information

Historical Trading Prices

For reference purposes only, Morgan Stanley reviewed the historical trading ranges of Bonanza Creek common stock for the period between May 1, 2017 and November 10, 2017. Morgan Stanley noted that, on November 10, 2017, the closing price of Bonanza Creek stock was $33.04 per share, and that, for the period between May 1, 2017 and November 10, 2017, the low and high closing prices for Bonanza Creek were as follows:

	Low	High
Company
Bonanza Creek	$24.00	$39.20

Morgan Stanley noted that the assumed value of the consideration to be paid by SandRidge per Bonanza Creek common share pursuant to the merger agreement was $36.00 per share, based on the closing share price for SandRidge common stock on November 10, 2017.

General

In connection with the review of the merger agreement and the transactions contemplated thereby by the SandRidge board of directors, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of Bonanza Creek. In performing its analyses, Morgan Stanley made numerous assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Bonanza Creek or SandRidge. These include, among other things, the impact of competition on Bonanza Creek’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of Bonanza Creek or the industry, or in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of whether the consideration to be paid by SandRidge pursuant to the merger agreement was fair from a financial point of view to SandRidge and in connection with the rendering of its oral opinion, subsequently confirmed by delivery of a written opinion, dated November 14, 2017, to the SandRidge board. The analyses do not purport to be appraisals or to reflect the prices at which shares of Bonanza Creek’s common stock or SandRidge’s common stock might actually trade.

The consideration to be paid by SandRidge was determined through arm’s-length negotiations between Bonanza Creek and SandRidge and was approved by the SandRidge board. Morgan Stanley provided advice to SandRidge during these negotiations. Morgan Stanley did not, however, recommend any specific consideration to SandRidge, nor that any specific consideration constituted the only appropriate consideration for the merger. Morgan Stanley’s opinion did not address the relative merits of the merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. In addition, Morgan Stanley’s opinion was not intended to, and did not, in any manner, address the price at which the SandRidge common stock would trade following the merger or at any time, and Morgan Stanley expressed no opinion or recommendation to any holder of shares of SandRidge common stock or Bonanza Creek common stock as to how such holder should vote at the SandRidge special meeting or the Bonanza Creek special meeting, respectively, or whether to take any other action with respect to the merger.

Morgan Stanley’s opinion and its oral presentation to the SandRidge board was one of many factors taken into consideration by the SandRidge board in deciding to approve the merger agreement and the transactions contemplated thereby. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the SandRidge board with respect to the consideration to be paid by SandRidge pursuant to the merger agreement or of whether the SandRidge board would have been willing to agree to a different consideration.

Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with its customary practice. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for its own account or the accounts of its customers, in debt or equity securities or loans of SandRidge, Bonanza Creek or any other company, or any currency or commodity, that may be involved in the merger, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the SandRidge board with financial advisory services and a financial opinion described in this section and attached hereto as Annex B in connection with the merger, and SandRidge has agreed to pay Morgan Stanley a fee for its services of $8 million, of which $1.5 million was payable upon rendering its fairness opinion and the remainder of which is contingent upon completion of the merger. In addition, SandRidge may pay an additional discretionary fee to Morgan Stanley of up to $1.0 million, the payment of which shall be at SandRidge’s sole discretion. SandRidge has also agreed to reimburse Morgan Stanley for its reasonable expenses incurred in performing its services. In addition, SandRidge has agreed to indemnify Morgan Stanley and its affiliates, their respective officers, directors, employees and agents and each person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to or arising out of Morgan Stanley’s engagement.

In the two years prior to the date of Morgan Stanley’s opinion, in addition to the services provided in connection with the merger and the opinion, Morgan Stanley provided financing services to SandRidge and its affiliates. During the same period, Morgan Stanley also provided financing services to Bonanza Creek and its affiliates, and received fees in connection with such services. Morgan Stanley was previously engaged by Bonanza Creek in 2015 to evaluate strategic opportunities, and in 2016 in connection with a potential sale of equity interests in one of Bonanza Creek’s assets. Morgan Stanley did not receive any fees in connection with such services. Morgan Stanley also previously met with Bonanza Creek in June 2017 to interview for the role of financial advisor with respect to a review of potential strategic alternatives, including a potential sale or merger involving Bonanza Creek. Morgan Stanley signed a non-disclosure agreement prior to the interview and received non-public information regarding Bonanza Creek. Morgan Stanley ultimately did not obtain the mandate with Bonanza Creek. Morgan Stanley may seek to provide financial advisory and financing services to Bonanza Creek, SandRidge and their respective affiliates in the future and would expect to receive fees for the rendering of those services.

Certain Bonanza Creek Unaudited Prospective Financial and Operating Information

Bonanza Creek does not as a matter of course make public long-term forecasts or internal projections as to future performance, revenues, production, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, in connection with its evaluation of the merger, Bonanza Creek’s management prepared certain unaudited internal financial forecasts with respect to Bonanza Creek (the “Bonanza Creek forecasts for Bonanza Creek”), which were provided to the Bonanza Creek board in connection with their evaluation of the proposed merger. Those forecasts also were provided to Evercore for its use and reliance in connection with its financial analyses and opinion described in the section entitled “The Merger—Opinion of Bonanza Creek’s Financial Advisor.” Evercore was authorized by Bonanza Creek to rely upon the

Bonanza Creek forecasts for Bonanza Creek in the performance of Evercore’s financial analyses and the preparation of such opinion. The Bonanza Creek forecasts for Bonanza Creek were not provided to SandRidge or Morgan Stanley.

The inclusion of this information should not be regarded as an indication that any of Bonanza Creek, its advisors or other representatives or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such.

This information was prepared solely for internal use and is subjective in many respects. While presented with numeric specificity, the unaudited prospective financial and operating information reflects numerous estimates and assumptions that are inherently uncertain and may be beyond the control of Bonanza Creek’s management, including, among others, Bonanza Creek’s and SandRidge’s future results, oil and gas industry activity, commodity prices, demand for natural gas and crude oil, the availability of financing to fund the exploration and development costs associated with the respective projected drilling programs, general economic and regulatory conditions and other matters described in the sections entitled “Cautionary Statements Regarding Forward-Looking Statements” and “Risk Factors.” The unaudited prospective financial and operating information reflects assumptions both as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Bonanza Creek and SandRidge can give no assurance that the unaudited prospective financial and operating information or the underlying estimates and assumptions will be realized. In addition, since the unaudited prospective financial and operating information covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to its business, industry performance, the regulatory environment, general business and economic conditions and other matters described under the section entitled “Risk Factors.” See also the sections entitled “Cautionary Statements Regarding Forward-Looking Statements” and “Where You Can Find More Information.”

The unaudited prospective financial and operating information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The prospective financial information included in this joint proxy statement/prospectus has been prepared by, and is the responsibility of, Bonanza Creek’s management. Hein & Associates LLP has neither audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, Hein & Associates LLP does not express an opinion or any other form of assurance with respect thereto. The Hein & Associates LLP report included in this joint proxy statement/prospectus relates to Bonanza Creek’s historical financial information. It does not extend to the prospective financial information and should not be read to do so.

Furthermore, the unaudited prospective financial and operating information does not take into account any circumstances or events occurring after the date it was prepared. Bonanza Creek and SandRidge can give no assurance that, had the unaudited prospective financial and operating information been prepared either as of the date of the merger agreement or as of the date of this joint proxy statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, Bonanza Creek and SandRidge do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial and operating information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, including with respect to the accounting treatment of the merger under GAAP, or to reflect changes in general economic or industry conditions. The unaudited prospective financial and operating information does not take into account all the possible financial and other effects on Bonanza Creek or SandRidge of the merger, the effect on Bonanza Creek or SandRidge of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial and operating information does not take into account the effect on Bonanza Creek or SandRidge of any possible failure of the merger to occur. None of Bonanza Creek, SandRidge, or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Bonanza Creek stockholder or SandRidge stockholder or other person regarding Bonanza Creek’s or SandRidge’s ultimate performance compared to the information contained in the unaudited prospective financial and operating information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial and operating information herein should not be deemed an admission or representation by Bonanza Creek, SandRidge, their respective advisors or any other person that it is viewed as material information of Bonanza Creek or SandRidge, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial and operating information included below is not being included to influence your decision whether to vote in favor of the merger, the share issuance or any other proposal to be considered at the special meetings, but is being provided solely because it was made available to the Bonanza Creek board, SandRidge and Bonanza Creek’s and SandRidge’s respective financial advisors in connection with the merger.

In light of the foregoing, and considering that the special meetings will be held several months after the unaudited prospective financial and operating information was prepared, as well as the uncertainties inherent in any forecasted information, Bonanza Creek stockholders and SandRidge stockholders are cautioned not to place undue reliance on such information, and Bonanza Creek and SandRidge urge all Bonanza Creek stockholders and SandRidge stockholders to review Bonanza Creek’s historical financial statements and related notes for the periods presented included elsewhere in this joint proxy statement/prospectus for a description of Bonanza Creek’s reported financial results and SandRidge’s most recent SEC filings for a description of SandRidge’s reported financial results. See the section entitled “Where You Can Find More Information.”

In preparing the prospective financial and operating information described below, the management team of Bonanza Creek used the following price assumptions, which are based on NYMEX oil and gas strip pricing as of November 9, 2017. The NYMEX commodity prices were used through 2021, after which a price of $51.06 per barrel for oil and $2.87 per MMBtu for gas was assumed.

	NYMEX
	2H2017E	2018E	2019E	2020E	2021E
Commodity Prices
Natural Gas ($/Mmbtu)	$2.97	$3.09	$2.92	$2.87	$2.87
Crude Oil ($/Bbl)	$51.54	$56.79	$53.61	$51.84	$51.06

The following table sets forth certain summarized prospective financial and operating information regarding Bonanza Creek for the second half of 2017 and the years 2018 through 2021 —based on the respective price assumptions indicated above—which information was prepared by Bonanza Creek management. The projections below assume the divestiture of Bonanza Creek’s Mid-Continent asset effective as of January 1, 2018 and as such do not include the associated production and operating cash flows. Additionally, the projections assume a certain amount of revenues, operating expenses and capital expenditures to construct and operate midstream infrastructure which potentially would not be incurred pursuant to certain agreements with working interest partners in French Lake.

	2H2017E	2018E	2019E	2020E	2021E
Operating Results
Net Production (Mboe/d)	12.9	16.7	25.3	33.8	38.8
Financial Results ($ million, except per unit amounts)
EBITDA(1)	$41	$141	$239	$309	$342
Levered Cash Flow(2)	$(16)	$(155)	$(96)	$(17)	$30
G&A Expense	$(16)	$(31)	$(31)	$(37)	$(42)
Interest Expense	$(0)	$(1)	$(4)	$(6)	$(7)
Capital Expenditures	$(57)	$(295)	$(331)	$(320)	$(305)
EBITDA Margin(3)	$17.41	$23.09	$25.84	$25.04	$24.16

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization.
(2)	Defined as EBITDA adjusted to reflect the cash flow impact of interest expense, cash taxes and capital expenditures.
(3)	Defined as EBITDA per Boe of production.

In addition, Bonanza Creek management provided to the Bonanza Creek board certain unaudited prospective financial and operating information with respect to SandRidge (the “Bonanza Creek forecasts for SandRidge”), which was principally derived from discussions with SandRidge management, SandRidge’s production history and historical operating statements, SandRidge’s reserve database and Bonanza Creek’s own geological and engineering evaluation. Those forecasts with respect to SandRidge were also provided to Evercore for its use and reliance in connection with its financial analyses and opinion described in the section entitled “The Merger—Opinion of Bonanza Creek’s Financial Advisor.” Evercore was authorized by Bonanza Creek to rely upon the Bonanza Creek forecasts for SandRidge in the performance of Evercore’s financial analyses and the preparation of such opinion. The Bonanza Creek forecasts for SandRidge were not provided to SandRidge or Morgan Stanley. The following table sets forth a summary of this adjusted prospective financial and operating information regarding SandRidge for the second half of 2017 and the years 2018 through 2021 as prepared by Bonanza Creek’s management.

	2H2017E	2018E	2019E	2020E	2021E
Operating Results
Net Production (Mboe/d)	40.0	36.7	46.4	57.5	69.3
Financial Results ($ million, except per unit amounts)
EBITDA(1)	$97	$219	$362	$506	$642
Levered Cash Flow(2)	$(1)	$19	$(110)	$(44)	$88
G&A Expense	$(38)	$(60)	$(62)	$(64)	$(45)
Interest Expense	$(2)	$(5)	$(6)	$(7)	$(7)
Capital Expenditures	$(96)	$(195)	$(467)	$(543)	$(547)
EBITDA Margin(3)	$13.28	$16.33	$21.36	$24.09	$25.40

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization.
(2)	Defined as EBITDA adjusted to reflect the cash flow impact of interest expense, cash taxes and capital expenditures.
(3)	Defined as EBITDA per Boe of production.

Bonanza Creek management also provided to the Bonanza Creek board certain unaudited pro forma prospective financial and operating information with respect to the combined companies (the “Bonanza Creek forecasts for the combined company”), which was generally derived from discussions with SandRidge management, SandRidge’s production history and historical operating statements, SandRidge’s reserve database, Bonanza Creek’s own geological and engineering evaluation and the unaudited prospective financial and operating information for each company assuming the merger was effective on July 1, 2017. Such pro forma forecasts also were provided to Evercore for its use and reliance in connection with its financial analyses and opinion described in the section entitled “The Merger—Opinion of Bonanza Creek’s Financial Advisor.” Evercore was authorized by Bonanza Creek to rely upon the Bonanza Creek forecast for the combined company in the performance of Evercore’s financial analyses and the preparation of such opinion. The Bonanza Creek forecasts for the combined company were not provided to SandRidge or Morgan Stanley. The following table sets forth a summary of this pro forma prospective financial and operating information regarding the combined company for the second half of 2017 and the years 2018 through 2021 as prepared by Bonanza Creek management.

	2H2017E	2018E	2019E	2020E	2021E
Operating Results
Net Production (Mboe/d)	52.9	53.5	71.8	91.3	108.0
Financial Results ($ million, except per unit amounts)
EBITDA(1)	$144	$372	$614	$834	$1,008
Levered Cash Flow(2)	$(13)	$(133)	$(205)	$(57)	$129
G&A Expense	$(47)	$(79)	$(81)	$(82)	$(64)
Interest Expense	$(5)	$(16)	$(22)	$(27)	$(27)
Capital Expenditures	$(153)	$(490)	$(797)	$(863)	$(852)
EBITDA Margin(3)	$14.94	$19.06	$23.42	$25.01	$25.55
Balance Sheet Data ($ million, except ratio)
Year End Net Debt	$327	$370	$575	$632	$503
Year End Net Debt / LTM EBITDA		1.0x	0.9x	0.8x	0.5x

(1)	EBITDA is defined as earnings before interest, taxes, depreciation and amortization.
(2)	Defined as EBITDA adjusted to reflect the cash flow impact of interest expense, cash taxes and capital expenditures.
(3)	Defined as EBITDA per Boe of production.

Opinion of Bonanza Creek’s Financial Advisor

Bonanza Creek engaged Evercore to act as its financial advisor in connection with evaluating strategic and financial alternatives, including, but not limited to, a merger, acquisition, joint venture, investment, sale of all or part of the equity, business, or assets of Bonanza Creek and other significant corporate transactions. As part of that engagement, the Bonanza Creek board requested that Evercore evaluate the fairness, from a financial point of view, of the merger consideration to the holders of shares of Bonanza Creek common stock issued and outstanding immediately prior to the effective time that are entitled to receive such merger consideration. On November 13, 2017, Evercore delivered to the Bonanza Creek board its oral opinion, confirmed by its delivery of a written opinion dated November 13, 2017, that, as of the date thereof, and based upon and subject to the assumptions, procedures, factors, qualifications, limitations and other matters set forth in Evercore’s written opinion, the merger consideration was fair, from a financial point of view, to the holders of shares of Bonanza Creek common stock issued and outstanding immediately prior to the effective time that are entitled to receive such merger consideration.

The full text of Evercore’s written opinion, dated November 13, 2017, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Evercore in delivering its opinion, is attached as Annex C to this joint proxy statement/prospectus and is incorporated herein by reference in its entirety. Evercore’s opinion does not constitute a recommendation to the Bonanza Creek board or to any other persons in respect of the proposed merger, including as to how any holder of Bonanza Creek common stock should vote or act with respect to the merger or any other matter. We encourage you to read Evercore’s opinion carefully and in its entirety.

Evercore’s opinion was provided for the information and benefit of the Bonanza Creek board and was delivered to the Bonanza Creek board in connection with its evaluation of whether the merger consideration is fair, from a financial point of view, to the holders of shares of Bonanza Creek common stock issued and outstanding immediately prior to the effective time that are entitled to receive such merger consideration, and did not address any other aspects or implications of the merger. Evercore’s opinion did not address the relative merits of the transactions contemplated by the merger agreement as compared to other business or financial strategies that might be available to Bonanza Creek, nor did it address the underlying business decision of Bonanza Creek to enter into the merger agreement or to consummate the transactions contemplated by that agreement.

Evercore has consented to the inclusion of this summary in this joint proxy statement/prospectus and the attachment of the full text of its opinion as Annex C. Evercore has also consented to the use of this summary and the attached full text of its opinion in connection with soliciting any stockholder votes required to approve the transactions contemplated by the merger agreement.

Evercore’s opinion necessarily was based upon information made available to Evercore as of November 13, 2017 and financial, economic, market and other conditions as they existed and could be evaluated on such date. Evercore has no obligation to update, revise or reaffirm its opinion based on subsequent developments. Evercore’s opinion did not express any opinion as to the price at which the shares of Bonanza Creek or SandRidge will trade at any time.

The following is a summary of Evercore’s opinion. We encourage you to read carefully, in its entirety, the text of Evercore’s opinion, which is attached as Annex C hereto.

In connection with rendering its opinion, Evercore has, among other things:

(i)	reviewed certain publicly available business and financial information relating to Bonanza Creek and SandRidge that Evercore deemed to be relevant, including filings with the SEC and publicly available research analysts’ estimates;

(ii)	reviewed certain non-public historical and projected financial and operating data relating to Bonanza Creek prepared by Bonanza Creek and furnished to Evercore by management of Bonanza Creek;

(iii)	reviewed certain non-public historical and projected financial and operating data relating to SandRidge prepared by the management of SandRidge and furnished to Evercore by management of SandRidge;

(iv)	discussed past and current operations, financial and operational projections and current financial condition of Bonanza Creek and SandRidge with management of Bonanza Creek (including their views on the risks and uncertainties of achieving those projections);

(v)	reviewed and discussed with management of Bonanza Creek reports and other information regarding Bonanza Creek’s proved developed producing and undeveloped reserves;

(vi)	reviewed and discussed with management of SandRidge reports and other information regarding SandRidge’s proved developed producing and undeveloped reserves;

(vii)	reviewed the reported prices and the historical trading activity of Bonanza Creek and SandRidge;

(viii)	compared the financial performance of Bonanza Creek and SandRidge with equity market trading multiples of certain other publicly-traded companies that Evercore deemed relevant;

(ix)	compared the financial performance of Bonanza Creek and SandRidge and the valuation multiples implied by the merger with those of certain historical transactions that Evercore deemed relevant;

(x)	reviewed the premiums paid in certain historical transactions that Evercore deemed relevant and compared such premiums to those implied by the merger;

(xi)	reviewed a draft version of the merger agreement dated November 13, 2017; and

(xii)	performed such other analyses and examinations, reviewed such other information and considered such other factors that Evercore deemed appropriate for purposes of providing the opinion contained in its written opinion.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumes no liability therefor.

With respect to the projected financial data relating to Bonanza Creek and SandRidge referred to above, Evercore assumed that that data had been reasonably prepared on bases reflecting the best then currently available estimates and the good faith judgments of the management of Bonanza Creek and SandRidge, as applicable, as to the future competitive, operating and regulatory environments and related financial performance of Bonanza Creek and SandRidge under the alternative business assumptions reflected therein. Evercore expressed no view as to any projected financial data or any reserve or resource data relating to Bonanza Creek or SandRidge or the assumptions on which they are based.

For purposes of delivering its opinion, Evercore assumed that the final versions of all documents reviewed by Evercore in draft form, including the merger agreement, would conform in all material respects to the drafts reviewed by Evercore, that the representations and warranties of each party contained in the merger agreement were true and correct in all material respects, that each party would perform in all material respects all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger would be satisfied without material waiver or modification thereof. Evercore also assumed that any modification to the structure of the transaction would not vary, in any material respect, its analysis. Evercore further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the merger would be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Bonanza Creek or the consummation of the merger or materially reduce the benefits of the merger to the holders of Bonanza Creek common stock.

Evercore did not make or assume any responsibility for making any independent valuation or appraisal of the assets or liabilities of Bonanza Creek, nor was it furnished with any such appraisals, nor did it evaluate the solvency or fair value of Bonanza Creek under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon economic, market and other conditions as in effect on, and the information made available to Evercore as of, November 13, 2017. It should be understood that developments subsequent to November 13, 2017 may have affected or may affect the opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and expressed no opinion with respect to, any matter other than the fairness, from a financial point of view, of the merger consideration to the holders of Bonanza Creek common stock entitled to receive such merger consideration. Evercore did not express any view on, and its opinion did not address, the fairness, financial or otherwise, of the merger to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of Bonanza Creek, nor as to the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Bonanza Creek, or any class of such persons, whether in connection with the merger or otherwise. Evercore expressed no opinion as to the price at which the Bonanza Creek common stock or the SandRidge common stock would trade at any time, including as to what the actual value of the Bonanza Creek common stock or the SandRidge common stock will be at the time of the consummation of the merger.

Evercore’s opinion did not address the relative merits of the merger as compared to other business or financial strategies or opportunities that might be available to Bonanza Creek, nor did it address the underlying business decision of Bonanza Creek to engage in the merger.

Evercore’s letter did not constitute a recommendation to the Bonanza Creek board or to any other persons in respect of the merger, including as to how any holder of Bonanza Creek common stock should vote or act in respect of the merger. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by Bonanza Creek and its advisors with respect to legal, regulatory, accounting and tax matters.

Evercore’s opinion was only one of many factors considered by the Bonanza Creek board in its evaluation of the merger and should not be viewed as determinative of the views of the Bonanza Creek board with respect to the merger or the merger consideration

The following is a brief summary of the material financial and comparative analyses that Evercore deemed to be appropriate for this type of transaction and that were reviewed with the Bonanza Creek board in connection with delivering Evercore’s opinion. The summary of Evercore’s financial analyses described below is not a complete description of the analyses underlying its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, is not readily susceptible to summary description.

The summary of the analyses and reviews provided below includes information presented in tabular format. In order to fully understand Evercore’s analyses and reviews, the tables must be read together with the full text of each summary. The tables alone do not constitute a complete description of Evercore’s analyses and reviews. Considering the data in the tables below without considering the full description of the analyses and reviews, including the methodologies and assumptions underlying the analyses and reviews, could create a misleading or incomplete view of Evercore’s analyses and reviews.

Valuation of Bonanza Creek

Net Asset Value Analysis

Evercore calculated the net present value of estimates of future pre-tax and after-tax cash flows based on the reserve report projections as of June 30, 2017 provided by Bonanza Creek’s management team (the “Bonanza Creek reserve report”). Evercore evaluated two pricing scenarios in which the principal variables were oil and natural gas prices. The two pricing scenarios were based on benchmarks for spot sales of WTI crude oil and for spot sales of Henry Hub natural gas. One scenario was based on the NYMEX oil and natural gas strip pricing as of 2016, which was used for five years and held flat thereafter. Benchmark prices for the other scenario were based on Bloomberg research consensus pricing as of November 9, 2017 (“research consensus pricing”). Applying various discount rates depending on the reserve category to the before-tax cash flows of the proved and non-proved reserve estimates, adjusting for the present value of the future estimated effects of Bonanza Creek’s midstream assets, hedging and general and administrative expenses, and subtracting Bonanza Creek’s net debt as of June 30, 2017, Evercore calculated the following implied pre-tax equity value and implied pre-tax equity value per share for Bonanza Creek based on the Bonanza Creek reserve report:

	NYMEX Strip Pricing		Research Consensus Pricing
	Low	High	Low	High
Implied Pre-Tax Equity Value ($ MM)	$425	$754	$715	$1,222
Implied Pre-Tax Equity Value per Share	$20.51	$36.36	$34.47	$58.95

After adjusting to incorporate the impact of Bonanza Creek’s future cash tax liability assuming a tax rate of 35%, Evercore determined the following implied after-tax equity value and implied after-tax equity value per share for Bonanza Creek:

	NYMEX Strip Pricing		Research Consensus Pricing
	Low	High	Low	High
Implied After-Tax Equity Value ($ MM)	$396	$698	$631	$1,081
Implied After-Tax Equity Value per Share	$19.09	$33.69	$30.45	$52.17

Precedent M&A Transaction Analysis

Evercore reviewed selected publicly available information for oil and gas property transactions announced between December 2014 and November 2017 involving assets that Evercore deemed to have certain characteristics that are similar to those of certain of Bonanza Creek’s assets including, but not limited to, location, commodity weighting, reserve life, asset type, commodity price environment, development level, and relative size. Evercore reviewed transactions in each of Bonanza Creek’s significant operating areas, as described in the table below: Mid-Continent (16 transactions) and Rockies (14 transactions). Evercore noted, however, that none of the selected transactions or the selected companies that participated in the selected transactions were directly comparable to Bonanza Creek.

DJ Basin Selected Transactions

Date	Buyer	Seller
8-Nov-17	SRC Energy	Noble Energy
25-Sep-17	PDC Energy	Bayswater E & P
24-Mar-17	Extraction Oil & Gas, Inc.	Undisclosed company(ies)
2-Mar-17	Bill Barrett Corporation	Undisclosed company(ies)
12-Jan-17	Undisclosed private company(ies)	Synergy Resources Corp.
12-Dec-16	Extraction Oil & Gas, Inc.	Undisclosed company(ies)
29-Jul-16	Extraction Oil & Gas, Inc.	Bayswater E&P
3-May-16	Ward Petroleum	Synergy Resources Corp
2-May-16	Synergy Resources Corp.	Noble Energy Incorporated
8-Oct-15	Crestone Peak Resource Holdings	Encana Corporation
30-Sep-15	Undisclosed company(ies)	Bill Barrett Corporation
14-Sep-15	Synergy Resources Corp.	K.P. Kauffman Company, Inc.
30-Jun-15	Noble Energy	Undisclosed Seller
23-Feb-15	PEDEVCO Corp.	Golden Globe Energy (US) LLC

U.S. Onshore, Oil-weighted Selected Transactions (Non-Growth)

Date	Buyer	Seller
15-Sep-17(1)	Elk Petroleum	Resolute Energy Corp.
12-Jun-17	Undisclosed	Titan Energy Ltd
30-May-17(1)	Denbury Resources	Linn Energy LLC
4-Apr-17	Unit Corp	Undisclosed Seller
22-Dec-16	XState Resources	Undisclosed
21-Nov-16	Undisclosed	Swift
14-Oct-16	Sentinel Peak Resources	Freeport-McMoRan
3-Oct-16	Undisclosed	Marathon
1-Aug-16	Undisclosed	SM Energy

Date	Buyer	Seller
28-Jul-16	Mid-Con EP	Undisclosed
14-Jun-16(1)	Campbell Development	Rex Energy Corp.
27-May-16	Undisclosed	Arsenal Energy
26-May-16(1)	Undisclosed	Mid-Con EP
2-May-16	Undisclosed	Bill Barrett
12-Apr-16	Merit Energy	Marathon
6-Jan-16(1)	Samson O&G	Undisclosed

(1)	Key transaction

Applying the range of these metrics to Bonanza Creek yielded an E&P asset value range of $371 million to $541 million. After subtracting Bonanza Creek’s net debt as of June 30, 2017 and adding Bonanza Creek’s implied midstream valuation and cash as of June 30, 2017, Evercore determined an implied equity value per share range of $26.53 per share to $37.14 per share.

Evercore also reviewed selected publicly available information for oil and gas corporate merger transactions announced between December 2014 and June 2017 and selected five transactions involving partnerships and companies that Evercore deemed to have certain characteristics that are similar to those of Bonanza Creek, although Evercore noted that none of the selected transactions or the selected partnerships or companies that participated in the selected transactions were directly comparable to Bonanza Creek. Evercore applied relevant transaction multiples ranging from 6.0x to 8.0x 2017 estimated earnings before interest, taxes and depreciation and amortization, and exploration expense (“EBITDAX”) and 5.5x to 7.5x 2018 estimated EBITDAX to determine a selected asset value range of $623 million to $841 million. After subtracting Bonanza Creek’s net debt as of June 30, 2017, adding cash as of June 30, 2017 and adjusting to assume the sale of Bonanza Creek’s Mid-Continent assets in the first quarter of 2018—as directed by Bonanza Creek’s board of directors (based on the midpoint of Mid-Continent precedent asset transaction range)—Evercore determined an implied equity value per share range of $36.99 per share to $47.54 per share.

Peer Group Trading Analysis

Evercore performed a peer group trading analysis of Bonanza Creek by reviewing and comparing the market values and trading multiples of the following three companies that Evercore deemed to have certain characteristics that are similar to Bonanza Creek, based on size, asset base and production characteristics:

Although the peer group was compared to Bonanza Creek for purposes of this analysis, no company used in the peer group analysis is identical or directly comparable to Bonanza Creek. In order to calculate peer group trading multiples, Evercore relied on publicly available filings with the SEC, peer group company websites and equity research analyst estimates.

For each of the peer group companies, Evercore calculated the following trading multiples:

•	Price per share/2017E CF per share, which is defined as the estimated cash flow (“CF”) for calendar year 2017;

•	Price per share/2018E CF per share, which is defined as the estimated CF for calendar year 2018;

•	Enterprise value/2017E EBITDAX, which is defined as market value of equity, plus debt, plus preferred equity, less cash and marketable securities (“enterprise value”), divided by estimated EBITDAX for the calendar year 2017;

•	Enterprise value/2018E EBITDAX, which is defined as enterprise value divided by estimated EBITDAX for the calendar year 2018;

•	Enterprise value/2019E EBITDAX, which is defined as enterprise value divided by estimated EBITDAX for the calendar year 2019;

•	Enterprise value/proved reserves, which is defined as enterprise value divided by proved reserves as of December 31, 2016 for Bonanza Creek and as of the last publicly disclosed date for each of the peer group companies;

•	Enterprise value/current production, which is defined as enterprise value divided by estimated most recent publicly available quarterly production;

•	Enterprise value/2017E production, which is defined as enterprise value divided by estimated 2017E average daily production; and

•	Enterprise value/2018E production, which is defined as enterprise value divided by estimated 2018E average daily production.

The reference range of each of the multiples are set forth below.

Public Company Trading Analysis

Reference Range
Price/2017E CFPS	4.1x–9.3x
Price/2018E CFPS	3.0x–4.6x
EV/2017E EBITDAX	6.1x–10.4x
EV/2018E EBITDAX	4.7x–6.2x
EV/2019E EBITDAX	3.5x–4.9x
EV/Proved Reserves ($/Boe)	$15.50–$25.65
EV/Current Production ($/Boed)	$45,107–$59,317
EV/2017E Production ($/Boed)	$50,968–$76,972
EV/2018E Production ($/Boed)	$38,135–$50,341

Evercore applied the relevant multiples to Bonanza Creek forecasts for Bonanza Creek for 2018 EBITDAX, projected 2018 estimated cash flow from operations and projected 2018 average daily production to determine a selected asset value range of $572 million to $688 million. After subtracting Bonanza Creek’s net debt as of June 30, 2017 and adding cash as of June 30, 2017—Evercore determined an implied equity value per share range of $34.56 per share to $40.13 per share.

Premiums Paid Analysis

Evercore reviewed the premiums paid in 17 corporate M&A transactions with U.S. based targets between $500 million and $1.5 billion transaction values in a broad range of industries with various consideration mixes since January 1, 2015 relative to the target share prices one-day, one-week and four-weeks prior to announcement of the relevant transactions, although Evercore noted that none of the 17 selected transactions or the selected partnerships or companies that participated in the selected transactions was directly comparable to the merger or Bonanza Creek. Evercore applied relevant medium premiums of 12% for a one-day premium, 12% for a one-week premium and 21% for a four-week premium. Evercore applied the median of the relevant premiums to Bonanza Creek’s closing share price one-day, one-week and four-weeks prior to November 9, 2017, which was two business days prior to the presentation of financial analyses that Evercore made to the Bonanza Creek board on November 13, 2017 to determine an implied equity value range of $30.00 per share to $34.00 per share. Evercore also noted that, as of November 9, 2017, the merger consideration represented at 32% premium to Bonanza Creek’s unaffected closing price as of August 8, 2017, the date that Bonanza Creek announced that the Bonanza Creek board had engaged an executive search firm to identify and review Chief Executive Officer candidates and that it was simultaneously assessing strategic opportunities. Evercore did not update its board presentation to reflect the November 14, 2017 Bonanza Creek closing price because Evercore deemed the differences to be immaterial.

Valuation of SandRidge

Net Asset Value Analysis

Evercore calculated the net present value of estimates of future pre-tax and after-tax cash flows based on the reserve report projections as of June 30, 2017 provided by SandRidge’s management team (the “SandRidge reserve report”), as adjusted in the manner directed by Bonanza Creek’s management. Evercore evaluated two pricing scenarios in which the principal variables were oil and natural gas prices. The two pricing scenarios were based on benchmarks for spot sales of WTI crude oil and for spot sales of Henry Hub natural gas. One scenario was based on NYMEX strip pricing while benchmark prices for the other scenario were based on research consensus pricing. Applying various discount rates depending on reserve category to the before-tax cash flows of the proved and non-proved reserve estimates, adjusting for the present value of the future estimated effects of hedging and general and administrative expenses, and subtracting SandRidge’s net debt as of June 30, 2017, Evercore calculated the following implied pre-tax equity value and implied pre-tax equity value per share for SandRidge based on the SandRidge reserve report:

	NYMEX Strip Pricing		Research Consensus Pricing
	Low	High	Low	High
Implied Pre-Tax Equity Value ($ MM)	$802	$1,125	$1,335	$1,832
Implied Pre-Tax Equity Value per Share	$21.60	$30.30	$35.94	$49.34

After adjusting to incorporate the impact of SandRidge’s levered cash taxes, Evercore determined the following implied after-tax equity value and implied after-tax equity value per share for SandRidge:

	NYMEX Strip Pricing		Research Consensus Pricing
	Low	High	Low	High
Implied After-Tax Equity Value ($ MM)	$726	$964	$1,139	$1,469
Implied After-Tax Equity Value per Share	$19.55	$25.97	$30.67	$39.57

Precedent M&A Transaction Analysis

Evercore reviewed selected publicly available information for oil and gas property transactions announced between January 2015 and November 2017 involving assets that Evercore deemed to have certain characteristics that are similar to those of certain of SandRidge’s assets. Evercore reviewed transactions in each of SandRidge’s significant operating areas, as described in the table below: Mississippi Lime (20 transactions), Permian (8 transactions), North Park (16 transactions) and NW STACK (18 transactions). Evercore noted, however, that none of the selected transactions or the selected companies that participated in the selected transactions were directly comparable to the merger or to SandRidge and with respect to each operating area, in addition to the transactions listed for such operating area, Evercore reviewed transactions listed for the other operating areas that had a similar asset profile.

Select Anadarko Basin Precedent Transactions (excluding STACK/SCOOP)(1)

Date	Buyer	Seller
13-Oct-17	Perdure Petroleum	Chaparral
22-Jun-17	Undisclosed	Jones
2-Mar-17	White Star Petroleum	Sundance
28-Oct-16	Fairway Resources	Samson
28-Oct-16	Tecolote Energy	Samson
1-Oct-16	Merit Energy	Anadarko
3-Aug-16	Jones	EOG
6-Jun-16	Tecolote Energy	Devon

Date	Buyer	Seller
15-May-16	Excalibur Resources	Sanguine Gas Exploration
5-May-16	BP America	Unit
21-Apr-16	GR Woodford Properties	PetroQuest Energy
20-Apr-16	White Star Petroleum	Devon
24-Feb-16	FourPoint Energy	Chesapeake
31-Dec-15	Lucas	Segundo Resources
23-Nov-15	Jericho Oil	PostRock
5-Nov-15	Scout Energy Group II	Parallel Energy Trust
21-Jul-15	FourPoint Energy	Chesapeake
1-Jul-15	FourPoint Energy	Chesapeake
5-Jun-15	NextEra Energy Res./WSGP	PetroQuest Energy
11-May-15	Undisclosed	Argent

(1)	Precedent transactions sorted for transactions above $10MM since January 1, 2015 with production; excludes transactions between related parties.

Permian Basin Low-Growth Selected Transactions

Date	Buyer	Seller
7-Jun-17	Chisholm Energy	Enduro Royalty Trust
21-Sep-16	Petrolia Energy	Whistler Ventures
9-Sep-16	Steward Energy II	Manzano and Providence
2-Feb-16	Petrolia Energy	Dead Aim Investments
15-Jun-16	Basin Oil & Gas	Chevron
14-Jun-16	Boaz Energy II	Memorial Production Partners
21-May-15	Ring Energy	Multiple Sellers
4-Mar-15	CapGain	Landmaster Partners

Rockies Oil-Weighed Precedent Transactions

Date	Buyer	Seller
8-Nov-17	SRC Energy	Noble Energy
25-Sep-17	PDC Energy	Bayswater E & P
15-Sep-17	Elk Petroleum	Resolute Energy Corp.
20-Sep-17	Undisclosed	Halcon
30-May-17	Denbury	Linn Energy
18-Aug-16	Undisclosed	Continental Resources
29-Jul-16	Extraction Oil & Gas, Inc.	Bayswater E&P
13-Jun-16	Lime Rock	NRP
12-Jun-17	Undisclosed	Titan Energy
27-May-16	Undisclosed	Arsenal Energy
2-May-16	Undisclosed	Bill Barrett
6-Jan-16	Samson O&G	Undisclosed
6-Nov-15	Undisclosed	Enerplus
4-Nov-15	SandRidge	EE3 LLC
8-Oct-15	Crestone Peak Resource	Encana Corporation
16-Sep-15	Undisclosed Private	Resolute Energy Corp.

SCOOP/STACK Precedent Transactions

Date	Buyer	Seller
16-Aug-17	Silver Run II	Alta Mesa
29-Mar-17	Chisholm	Staghorn
22-Mar-17	Gastar Exploration	Undisclosed
7-Mar-17	Teton Range	Vitruvian Exploration III
24-Feb-17	Chesapeake	Range
20-Jan-17	SandRidge	IOG Capital
14-Dec-16	Gulfport	Vitruvian Exploration II
19-Oct-16	Red Bluff	Gastar Exploration
18-Aug-16	Jones	AEP
2-Aug-16	Casillas	Continental
28-Jul-16	Rimrock	Merit Energy
20-Jun-16	Marathon	PayRock
5-May-16	Newfield	Chesapeake
28-Apr-16	Triumph	Range
21-Apr-16	Casillas	Chesapeake
30-Mar-16	Titanium	Vanguard
7-Dec-15	Devon	Felix Energy
14-Oct-15	Husky Ventures	Gastar Exploration

Applying the range of these metrics to SandRidge yielded an E&P asset value range of $835 million to $1,276 million. After subtracting SandRidge’s net debt and adding cash, each as of June 30, 2017, Evercore determined an implied equity value per share range of $25.46 per share to $37.35 per share.

Peer Group Trading Analysis

Evercore performed a peer group trading analysis of SandRidge by reviewing and comparing the market values and trading multiples of the following four companies that Evercore deemed to have certain characteristics that are similar to SandRidge, based on size, asset base and production characteristics:

Although the peer group was compared to SandRidge for purposes of this analysis, no company used in the peer group analysis is identical or directly comparable to SandRidge. In order to calculate peer group trading multiples, Evercore relied on publicly available filings with the SEC and equity research analyst estimates.

For each of the peer group companies, Evercore calculated the following trading multiples:

•	Price per share/2017E CF per share, which is defined as the estimated CF for calendar year 2017;

•	Price per share/2018E CF per share, which is defined as the estimated CF for calendar year 2018;

•	Enterprise value/2017E EBITDAX, which is defined as enterprise value, divided by EBITDAX for the calendar year 2017;

•	Enterprise value/2018E EBITDAX, which is defined as enterprise value divided by estimated EBITDAX for the calendar year 2018;

•	Enterprise value/2019E EBITDAX, which is defined as enterprise value divided by estimated EBITDAX for the calendar year 2019;

•	Enterprise value/proved reserves, which is defined as enterprise value divided by proved reserves as of the last publicly disclosed date for each of the peer group companies;

•	Enterprise value/current production, which is defined as enterprise value divided by average daily production for the most recent publicly available quarter;

•	Enterprise value/2017E production, which is defined as enterprise value divided by estimated 2017E average daily production; and

•	Enterprise value/2018E production, which is defined as enterprise value divided by estimated 2018E average daily production.

The reference range of each of the multiples is set forth below.

Public Company Trading Analysis

Reference Range
Price/2017E CFPS	0.8x–6.3x
Price/2018E CFPS	0.9x–3.3x
EV/2017E EBITDAX	3.6x–8.5x
EV/2018E EBITDAX	3.1x–5.2x
EV/2019E EBITDAX	2.9x–5.3x
EV/Proved Reserves ($/Boe)	$2.74–$18.57
EV/Current Production ($/Boed)	$22,241–$82,660
EV/2017E Production ($/Boed)	$20,950–$78,748
EV/2018E Production ($/Boed)	$18,444–$41,255

Evercore applied the relevant multiples to Bonanza Creek projections for SandRidge’s projected 2018 EBITDAX, projected 2018 cash flow from operations and projected 2018 average daily production to determine a selected asset value range of $598 million to $1,317 million. SandRidge’s forecasts were as adjusted by Evercore in the manner directed by Bonanza Creek’s management. After subtracting SandRidge’s net debt and adding cash, each as of June 30, 2017, Evercore determined an implied equity value per share range of $19.09 per share to $38.45 per share.

Exchange Ratio Summary

Evercore analyzed the implied exchange ratios from the common valuation techniques utilized for the valuation of Bonanza Creek and SandRidge. These common valuation techniques included net asset value analysis, peer group trading analysis and precedent M&A transaction analysis. The exchange ratios are set forth below:

Analysis	Range of Exchange Ratios
Net Asset Valuation
Pre-Tax Equity Value (NYMEX Strip Pricing)	0.061x–0.566x
After-Tax Equity Value (NYMEX Strip Pricing)	(0.006x)–0.558x
Pre-Tax Equity Value (Research Consensus Pricing)	0.425x–0.806x
After-Tax Equity Value (Research Consensus Pricing)	0.367x–0.833x
Asset-Level Precedent Transactions	0.288x–0.480x
Corporate Precedent Transactions	0.915x–1.458x
Peer Group Trading Analysis	0.544x–0.805x

Miscellaneous

In arriving at its opinion, Evercore did not draw, in isolation, conclusions from or with regard to any factor or analysis considered by it. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses. The order of the analyses and reviews described in the summary above and the results thereof do not represent the relative importance or weight given to these analyses and reviews by Evercore. Considering selected portions of the analyses and reviews in the summary set forth above, without considering the analyses and reviews as a whole, could create an incomplete or misleading view of the analyses and reviews underlying Evercore’s opinion. Evercore may have considered various assumptions more or less probable than other assumptions, so the range of valuations and implied exchange ratios resulting from any particular analysis should therefore not be taken to represent Evercore’s view of the value of Bonanza Creek or SandRidge.

For purposes of its analyses and reviews, Evercore considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Bonanza Creek, SandRidge and their respective advisors. No company or business used in Evercore’s analyses and reviews as a comparison is identical to Bonanza Creek or SandRidge, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions used in Evercore’s analyses and reviews. The estimates contained in Evercore’s analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by Evercore’s analyses and reviews. In addition, analyses and reviews relating to the value of companies, businesses or securities do not purport to be appraisals or to reflect the prices at which companies, businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Evercore’s analyses and reviews are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results or values are materially different from those contained in such estimates.

Pursuant to the terms of Evercore’s engagement, Evercore provided Bonanza Creek with financial advisory services in connection with evaluating strategic and financial alternatives, including, but not limited to, a merger, acquisition, joint venture, investment, sale of all or part of the equity, business, or assets of Bonanza Creek and other significant corporate transactions. As part of that engagement, the Bonanza Creek board requested that Evercore evaluate the fairness, from a financial point of view, of the merger consideration to the holders of shares of Bonanza Creek common stock issued and outstanding immediately prior to the effective time that are entitled to receive such merger consideration. Under the terms of Evercore’s engagement letter with Bonanza Creek dated August 24, 2017, Bonanza Creek has agreed to pay Evercore certain fees for its services in connection with its engagement, including a monthly retainer fee, an opinion fee upon delivery of an opinion (regardless of the conclusion reached in that opinion) and a success fee upon consummation of the transactions contemplated by the merger agreement. The monthly retainers are fully creditable against any opinion fee, and the opinion fee is fully creditable against any success fee.

In addition, Bonanza Creek has agreed to reimburse Evercore for its reasonable out-of-pocket expenses (including legal fees, expenses and disbursements, up to a cap of $100,000, if no opinion was requested, or $150,000, if an opinion was requested) incurred in connection with its engagement and to indemnify Evercore and any of its members, partners, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses arising out of Evercore’s engagement, any services performed by Evercore in connection therewith or any transaction contemplated thereby.

Prior to the date of its opinion, in 2016, Evercore received investment banking advisory fees of $5.7 million paid to Evercore by Bonanza Creek in connection with Evercore’s restructuring advisory services on behalf of Bonanza Creek’s noteholders prior to Bonanza Creek’s emergence from Chapter 11 bankruptcy. Evercore and its affiliates in the future may provide financial advisory and other services to Bonanza Creek, SandRidge and their respective affiliates, for which Evercore may receive compensation, including the reimbursement of expenses.

Other than as disclosed in the immediately preceding paragraph, during the two-year period prior to the date hereof, no material relationship existed between Evercore and its affiliates, on the one hand, and Bonanza Creek,

SandRidge or any of their respective affiliates, on the other hand, pursuant to which compensation was received by Evercore or its affiliates as a result of such a relationship.

In the ordinary course of business, Evercore or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of Bonanza Creek, SandRidge and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

The issuance of Evercore’s opinion was approved by an opinion committee of Evercore.

The Bonanza Creek board engaged Evercore to act as a financial advisor to Bonanza Creek based on the quality of Evercore’s presentation to the Bonanza Creek board, its strong track record with respect to recent merger, acquisition and divestiture transactions involving E&P companies, its knowledge of the oil and gas industry and its demonstrated expertise in advising on strategic transactions. Evercore is an internationally recognized investment banking firm and is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes.

Financing of the Merger

SandRidge anticipates that the total amount of funds necessary to finance the cash portion of the merger consideration and to pay transaction fees and expenses will be approximately $428 million. This amount is expected to be funded through a combination of available cash on hand and borrowings under SandRidge’s revolving credit facility. In connection with the closing, SandRidge intends to enter into a new reserve based credit facility. The administrative agent for SandRidge’s current reserve based credit facility has delivered to SandRidge a highly confident letter supporting the terms of a new credit facility with an initial borrowing base of at least $700 million and on more favorable terms than SandRidge’s current reserve based credit facility.

Interests of Certain Bonanza Creek Directors and Executive Officers in the Merger

Bonanza Creek executive officers and directors have interests in the merger that are different from, or in addition to, those of Bonanza Creek stockholders generally. In considering the recommendations of the Bonanza Creek board, including that you vote to approve the proposal to adopt the merger agreement, you should be aware of these interests. In reaching its decision to make such recommendations and to approve the merger, the Bonanza Creek board was aware of these interests and considered them, along with other matters described in the section entitled “The Merger—Recommendation of the Bonanza Creek Board and Reasons for the Merger” beginning on page 98 of this proxy statement/prospectus. As described in more detail below, these interests include:

•	the conversion of each outstanding Bonanza Creek stock option into an option (a “converted option”) to acquire, subject to substantially the same terms and conditions as were applicable under such Bonanza Creek stock option, the number of shares of SandRidge common stock (rounded down to the nearest whole share), determined by multiplying (i) the number of shares of Bonanza Creek common stock subject to such Bonanza Creek stock option immediately prior to the effective time by (ii) the sum of (a) the exchange ratio and (b) the quotient of $19.20 divided by the SandRidge average stock price (such sum being, the “compensation exchange ratio”), at an exercise price per share of SandRidge common stock (rounded up to the nearest whole cent) equal to (x) the exercise price per share of Bonanza Creek common stock of such Bonanza Creek stock option divided by (y) the compensation exchange ratio; provided, that the terms of such converted stock option shall be subject to adjustment to comply with applicable law and regulations.

•	the conversion of each outstanding Bonanza Creek RSU (other than Director RSUs) into a restricted stock unit award, subject to substantially the same terms and conditions as were applicable under such

Bonanza Creek RSU immediately prior to the effective time, with respect to the number of shares of SandRidge common stock determined by multiplying the number of shares of Bonanza Creek common stock subject to such Bonanza Creek RSU immediately prior to the effective time by the compensation exchange ratio, rounded up to the nearest whole share;

•	the accelerated vesting and conversion of each outstanding Director RSU into the right to receive for each share of Bonanza Creek common stock subject to such Director RSU, the merger consideration; provided, however, that to the extent any such payments would cause an impermissible acceleration under Section 409A of the Internal Revenue Code, such amounts shall become vested at the effective time and will be paid at the earliest time such payment would not cause an impermissible acceleration event under such section of the tax code; and

•	the receipt of certain payments and benefits in the event of a qualifying termination of employment under the Fourth Amended and Restated Executive Change in Control and Severance Plan (the “Severance Plan”) and/or the Third Amended and Restated Executive Change in Control and Severance Plan (the “Prior Severance Plan”);

Treatment of Bonanza Creek Equity Awards

Upon the effective time of the merger, (i) outstanding Bonanza Creek stock options will be converted into options to acquire shares of SandRidge common stock, (ii) outstanding Bonanza Creek RSUs (other than Director RSUs) will be converted into restricted stock unit awards with respect to shares of SandRidge common stock and (iii) outstanding Director RSUs will vest in full and will be canceled and converted into the right to receive the specified merger consideration, subject to certain limitations as described in the section of this joint proxy statement/prospectus entitled “The Merger—Treatment of Bonanza Creek Long-Term Incentive Compensation” below.

The table below sets forth, for each Bonanza Creek executive officer and director, (a) the number of outstanding unvested Bonanza Creek stock options and (b) the number of outstanding Bonanza Creek RSUs, in each case, that was held by such executive officer and director as of December 4, 2017, the latest practicable date to determine such amounts before the filing of this joint proxy statement/prospectus. These numbers do not forecast any grants, additional issuances, dividends, additional deferrals or forfeitures of equity-based awards following the date of this joint proxy statement/prospectus. Depending on when the closing date of the merger occurs, certain equity-based awards shown in the table may vest in accordance with their terms. The value of the Bonanza Creek equity awards included below is calculated assuming a market price per share of Bonanza Creek common stock equal to $32.29 (which equals the average closing market price of a share of Bonanza Creek common stock on the NYSE over the first five business days following November 15, 2017, the date of the first public announcement of entering into the merger agreement). As described above, the vesting of Director RSUs will automatically be accelerated upon the closing of the merger. Bonanza Creek equity awards held by Bonanza Creek’s executive officers will accelerate only upon a qualifying termination following the closing of the merger, as described below. All outstanding Bonanza Creek options have an exercise price greater than $32.29. As such, there is no value attributable to such awards in the table below.

Bonanza Creek Equity Awards

Name	Unvested Options (#)	RSUs (#)	Value ($)
Executive Officers

R. Seth Bullock	0	0	$0
Richard J. Carty	0	0	$0
Scott A. Fenoglio	24,382	24,382	$787,295
Wade E. Jaques	0	0	$0
Ramon “Curt” Moore	24,382	24,382	$787,295
Cyrus D. Marter	24,380	24,380	$787,230
Dean Tinsley	7,609	7,609	$245,695
Sandra Garbiso	4,871	4,871	$157,285
William J. Cassidy	0	0	$0
Christopher I. Humber	0	0	$0

Directors

Jack E. Vaughn	0	12,779	$412,634
Paul Keglevic	0	10,223	$330,101
Brian Steck	0	10,223	$330,101
Thomas B. Tyree, Jr.	0	10,223	$330,101
Scott D. Vogel	0	10,223	$330,101
Jeffrey E. Wojahn	0	10,223	$330,101

Treatment of 2017 Bonus

In connection with the execution of the merger agreement, Bonanza Creek has agreed that to the extent that participants in Bonanza Creek’s 2017 annual cash bonus plan (the “MIP”), including Bonanza Creek’s executive officers, have not been paid a MIP bonus for 2017 prior to the closing of the merger, SandRidge will pay, or cause its Subsidiaries to pay, each Qualified Continuing Employee (as defined below) who is a participant in the MIP (i) the Qualified Continuing Employee’s target bonus for 2017 as in effect immediately before the closing of the merger if the closing of the merger occurs on or prior to December 31, 2017 or (ii) the Qualified Continuing Employee’s actual bonus for 2017 as calculated based on Bonanza Creek’s performance through December 31, 2017, if the closing of the merger occurs after December 31, 2017 (each, as applicable, the “2017 Bonus”). The 2017 Bonus will be paid in cash on or before March 1, 2018 to each Qualified Continuing Employee. A “Qualified Continuing Employee” means each Bonanza Creek employee who continues employment with SandRidge following the closing of the merger (a) who is employed at the end of the applicable performance period under the MIP or (b) whose employment was terminated following the closing of the merger for a reason other than “cause” or for “good reason” (each, as defined in the Severance Plan).

Retention Award.

In October 2016, Bonanza Creek granted Ms. Garbiso a retention bonus equal to fifty percent (50%) of her annual base salary (the “Retention Award”). Ms. Garbiso will be paid the Retention Award provided that she remains employed on the date that bonuses are paid pursuant to the MIP (which is estimated to occur in March or April of 2018). The Retention Award will also become payable in the event Ms. Garbiso is terminated other than for “cause” (as defined in the Severance Plan) prior to the date that MIP bonuses are paid. The Retention Award was not granted in connection with the merger, nor does the payment of the Retention Award depend on the consummation of the merger. However, the Retention Award is included in this joint proxy statement/prospectus because it will become payable if Ms. Garbiso’s employment is terminated by Bonanza Creek without “cause” following the closing date of the merger.

Termination Benefits

Each of Bonanza Creek’s executive officers participates in the Severance Plan. The Severance Plan provides for severance and other separation benefits in the event an executive officer experiences a qualifying termination of employment, with enhanced severance and other separation benefits in the event an executive officer experiences a qualifying termination of employment at any time within the one year period following a change in control (as defined in the Severance Plan).

Pursuant to the terms and conditions of the Third Amended and Restated Executive Change in Control and Severance Plan (the “Prior Severance Plan”), and notwithstanding anything to the contrary in the Severance Plan, if the closing date of the merger occurs on or before June 5, 2018, Bonanza Creek’s executive officers will be entitled to receive severance benefits as set forth in the Prior Severance Plan if the benefits provided pursuant to the terms of the Prior Severance Plan would be more favorable than benefits provided under the Severance Plan. If the closing date of the merger occurs after June 5, 2018, Bonanza Creek’s executive officers will be entitled to receive severance benefits as set forth in the Severance Plan, irrespective of which plan provides more favorable benefits. In addition, with respect to Messrs. Carty and Jaques, who have already terminated employment with Bonanza Creek, in the event the closing of the merger occurs on or before June 5, 2018, Messrs. Carty and Jaques will be entitled to receive an additional amount of severance pursuant to their severance agreements. The details of these severance benefits are further described below.

Severance Plan

If the closing date of the merger occurs after June 5, 2018, the Severance Plan provides that, in the event Messrs. Fenoglio, Moore, Marter or Tinsley or Ms. Garbiso are terminated by Bonanza Creek without “cause”

(as defined below) or by the executive for “good reason” (as defined below) (each a “qualifying termination”) at any time during the one year period following the closing date, subject to Messrs. Fenoglio’s, Moore’s, Marter’s or Tisley’s or Ms. Garbiso’s execution and non-revocation of a release of claims in favor of Bonanza Creek, he or she will be paid or provided with the following severance benefits, subject to certain limitations provided in the Severance Plan (collectively, the “Severance Plan Benefits”):

•	a lump sum cash payment equal to two times (2x) (one times (1x), in the case of Ms. Garbiso) the sum of (i) the executive’s then current base salary as of the date of termination and (ii) fifty percent (50%) of the greater of (A) the average of the annual bonuses earned by such executive for the two calendar years immediately preceding their date of termination and (B) the executive’s then current “target” annual bonus amount;

•	all equity-based incentive awards held by the executive will vest upon the qualifying termination; and

•	eighteen (18) months’ (twelve (12) months’, in the case of Ms. Garbiso) COBRA reimbursement equal to the difference between the amount the applicable executive pays for COBRA coverage and the employee contribution amount that active senior executive employees of Bonanza Creek pay for the same or similar coverage.

Prior Severance Plan

If the closing date of the merger occurs on or before June 5, 2017, the Prior Severance Plan provides that, in the event Messrs. Fenoglio, Moore, Marter or Tinsley or Ms. Garbiso experience a qualifying termination at any time during the 18-month period following the closing date, subject to Messrs. Fenoglio’s, Moore’s, Marter’s or Tinsley’s or Ms. Garbiso’s execution and non-revocation of a release of claims in favor of Bonanza Creek, he or she will be paid or provided with the following severance benefits, subject to certain limitations provided in the Prior Severance Plan (collectively, the “Prior Severance Plan Benefits”):

•	a lump sum cash payment equal to two times (2x) (one times (1x), in the case of Ms. Garbiso) the sum of (i) the executive’s then current base salary as of the date of termination and (ii) the greater of (A) the average of the annual bonuses earned by such executive for the two calendar years immediately preceding their date of termination and (B) the executive’s then current “target” annual bonus amount;

•	all equity-based incentive awards held by the executive will vest upon the qualifying termination; and

•	eighteen (18) months’ (twelve (12) months’, in the case of Ms. Garbiso) COBRA reimbursement equal to the difference between the amount the applicable executive pays for COBRA coverage and the employee contribution amount that active senior executive employees of Bonanza Creek pay for the same or similar coverage.

For purposes of the Severance Plan and the Prior Severance Plan, “good reason” includes the occurrence of any one of the following events without the executive’s consent: (i) the executive’s authority with Bonanza Creek or its affiliates is, or the executive’s duties or responsibilities based on such executive’s job title or job description are, materially diminished relative to such executive’s authority, duties and responsibilities as in effect immediately prior to such change, (ii) a reduction in such executive’s annual base salary as in effect immediately prior to reduction in an amount of 10% or more, (iii) a relocation of the executive’s primary work location more than fifty (50) miles away from the then-current primary work location or (iv) any material breach by Bonanza Creek of any provision of the Severance Plan or Prior Severance Plan or other material agreement between Bonanza Creek and the executive.

For purposes of the Severance Plan and Prior Severance Plan, “cause” includes (i) the executives failure or refusal to substantially perform their duties, responsibilities or authorities (other than any such refusal or failure resulting from the executive becoming Disabled (as defined in the Severance Plan or Prior Severance Plan), (ii) any commission by or indictment of by an executive of a felony or crime of moral turpitude, (iii) an executive has engaged in material misconduct in the course and scope of such executive’s employment with Bonanza

Creek, including, but not limited to, gross incompetence, disloyalty, disorderly conduct, insubordination, harassment of other employees or third parties, chronic abuse of alcohol or unprescribed controlled substances, improper disclosure of confidential information, chronic and unexcused absenteeism, improper appropriation of a corporate opportunity or any other material violation of Bonanza Creek’s personnel policies, rules or codes of conduct or any fiduciary duty owed to Bonanza Creek or its affiliates, or any applicable law or regulation to which Bonanza Creek or its affiliates are subject, (iv) an executive has committed any act of fraud, embezzlement, theft, dishonesty, misrepresentation or falsification of records or (v) an executive has engaged in any act or omission that is likely to materially damage Bonanza Creek’s business, including, without limitation, damages to Bonanza Creek’s reputation.

Separation Agreements

If the closing of the merger occurs on or before June 5, 2018, Messrs. Carty and Jaques will be entitled to receive the following additional severance payments and benefits pursuant to the terms of separation and general release agreements entered into in connection with their resignations from Bonanza Creek:

•	For Mr. Carty, an additional lump-sum cash payment equal to three times (3x) the sum of (i) his base salary as of June 11, 2017 and (ii) the greater of (A) the annual average of any bonuses received for the previous two years and (B) his “target” bonus amount as of June 11, 2017. In addition, his COBRA benefits will be extended for an additional six months.

•	For Mr. Jaques, an additional lump-sum cash payment equal to the sum of (i) fifty percent (50%) of the greater of (A) the average of the annual bonuses earned by Mr. Jaques for the two calendar years immediately preceding their date of termination and (B) his then current “target” annual bonus amount and (ii) the aggregate spread value of unvested options and the value of unvested restricted stock units, in each case, accelerated in connection with Mr. Jaques’s termination of employment with Bonanza Creek on August 1, 2017.

The table below entitled “Golden Parachute Compensation” quantifies the payments and benefits that may be provided to Bonanza Creek’s named executive officers under the Severance Plan, the Prior Severance Plan or the separation agreements (as applicable), and including payment of the executive’s 2017 bonus under the MIP and payment of Ms. Garbiso’s Retention Award, upon a qualifying termination of employment following consummation of the merger. The aggregate amount of payments and benefits that may be provided to Bonanza Creek’s executive officers other than the named executive officers under the Severance Plan or the Prior Severance Plan (as applicable) upon a qualifying termination of employment following consummation of the merger is $4,644,391, assuming the consummation of the merger occurred on December 4, 2017 and the termination of the employment of the executive officer without “cause” or for “good reason” on such date. Payments and other benefits that constitute “parachute payments” under Section 280G of the Internal Revenue Code paid pursuant to the Severance Plan or otherwise may be reduced if, and to the extent, any reduction would result in the applicable executive receiving, on an after-tax basis, a greater amount of payments than the executive would have received if all payments were made and the executive paid any applicable “golden parachute” excise tax under Section 4999 of the Internal Revenue Code.

Prior Terminations

William J. Cassidy, Bonanza Creek’s former Executive Vice President and Chief Financial Officer, and Christopher I. Humber, Bonanza Creek’s former Executive Vice President, General Counsel and Secretary, terminated their employment with Bonanza Creek in March 2016. Messrs. Cassidy and Humber will not be entitled to receive any incremental payments or benefits in connection with the consummation of the merger, either alone or in connection with any other event.

Quantification of Payments and Benefits to Bonanza Creek’s Named Executive Officers

The table below, entitled “Golden Parachute Compensation,” along with its footnotes, sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation payable to Bonanza Creek’s current chief executive officer, former chief executive officer, former chief financial officer and three other most highly compensated executive officers, as determined for purposes of its most recent annual report on Form 10-K (each of whom we refer to as a “named executive officer”), which compensation is subject to an advisory vote of Bonanza Creek’s stockholders, as described below in the section entitled “Bonanza Creek Special Meeting—The Advisory Compensation Proposal and Interests of Directors” beginning on page 73 of this joint proxy statement/prospectus. The table assumes the consummation of the merger occurred on December 4, 2017 and the termination of the employment of the named executive officer without “cause” or for “good reason” on such date. The value of the accelerated vesting of any Bonanza Creek equity award is calculated assuming a market price per share of Bonanza Creek common stock equal to $32.29 (which equals the average closing market price of a share of Bonanza Creek common stock on the NYSE over the first five business days following November 15, 2017, the date of the first public announcement of entering into the merger agreement).

The calculations in the table below do not include amounts the Bonanza Creek executive officers were already entitled to receive or vested in as of December 4, 2017.

Golden Parachute Compensation

Name	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)(4)
R. Seth Bullock(5)	0	0	0	0
Richard J. Carty(6)	3,889,845	0	10,536	3,900,381
Scott A. Fenoglio	1,168,750	787,295	26,154	1,982,199
Wade E. Jaques(7)	248,080	0	0	248,080
Ramon “Curt” Moore	1,096,612	787,295	26,154	1,910,061
William J. Cassidy(8)	0	0	0	0
Christopher I. Humber(8)	0	0	0	0

(1)	As described above in the section entitled “—Termination Benefits,” the cash severance payments consist of: (i) for Messrs. Fenoglio and Moore, a lump sum cash payment equal to two times (2x) the sum of (a) the executive’s then current base salary as of the date of termination and (b) the greater of (A) the average of the annual bonuses earned by such executive for the two calendar years immediately preceding their date of termination and (B) the executive’s then current “target” annual bonus amount; (ii) for Mr. Carty, a lump-sum cash payment equal to three times (3x) the sum of (a) his base salary as of June 11, 2017 and (b) the greater of (A) the annual average of any bonuses received for the previous two years and (B) his current “target” bonus amount as of June 11, 2017; and (iii) for Mr. Jaques, a lump-sum cash payment equal to the sum of (a) fifty percent (50%) of the greater of (A) the average of the annual bonuses earned by Mr. Jaques for the two calendar years immediately preceding their date of termination and (B) his then current “target” annual bonus amount and (b) an additional payment equal to the aggregate spread value of unvested options and the value of unvested restricted stock units, in each case, accelerated in connection with Mr. Jaques’s termination of employment with Bonanza Creek on August 1, 2017. For Messrs. Fenoglio and Moore, the cash severance payments are “double-trigger” in nature as they will only be payable in the event of a termination of employment without “cause” or for “good reason” following the closing of the merger, as described above. For Messrs. Carty and Jaques, whose employment with Bonanza Creek terminated on June 11, 2017 and August 11, 2017, respectively, the cash severance payments will be triggered on the closing of the merger, pursuant to resignation agreements entered into in connection with their termination of employment. The amounts shown in this column are based on the compensation and benefit levels in effect on December 4, 2017, the latest practicable date to determine such amounts before the filing of this joint proxy statement/prospectus; therefore, if compensation and benefit levels are changed after such date, actual payments to an executive officer may be different than those provided for above.

In addition, as described above in the section entitled “—Treatment of 2017 Bonus”, the cash severance payments also include payment of Messrs. Fenoglio’s and Moore’s target bonus for the 2017 performance period under Bonanza Creek’s MIP.

The cash payments described in this column (1) include the following components:

Name	Base Salary Severance ($)	Annual Cash Bonus Severance ($)	Target Annual 2017 Bonus ($)	Total ($)
R. Seth Bullock	0	0	0	0
Richard J. Carty	1,725,000	2,164,845	0	3,889,845
Scott A. Fenoglio	550,000	412,500	206,250	1,168,750
Wade E. Jaques	186,785	61,295	0	248,080
Ramon “Curt” Moore	515,000	388,487	193,125	1,096,612
William J. Cassidy	0	0	0	0
Christopher I. Humber	0	0	0	0

(2)	As described below in the section entitled “—Termination Benefits,” the equity amounts consist of the value of the accelerated vesting of any outstanding Bonanza Creek equity awards, which is calculated assuming a market price per share of Bonanza Creek common stock is equal to $32.29 (which equals the average closing market price of a share of Bonanza Creek common stock on the NYSE over the first five business days following November 15, 2017, the date of the first public announcement of entering into the merger agreement). All outstanding Bonanza Creek options have an exercise price greater than $32.29. As such, there is no value attributable to such awards. The amounts shown are based on the number of such equity-based awards held by each named executive officer as of December 4, 2017, the latest practicable date to determine such amounts before the filing of this joint proxy statement/prospectus. The amounts shown do not attempt to forecast any grants, additional issuances, dividends, additional deferrals or forfeitures of equity-based awards following December 4, 2017. Depending on when the closing date occurs, certain equity-based awards will vest in accordance with their terms and the value of the awards may increase or decrease based on the trading price of Bonanza Creek’s and Sandridge’s common stock.

The above payments are “double-trigger” in nature in that they will only be payable in the event of a termination of employment without “cause” or for “good reason” following the closing of the merger.

The equity payments described in this column (2) include the following components:

Name	Unvested Company Options ($)	RSUs ($)
R. Seth Bullock	0	0
Richard J. Carty	0	0
Scott A. Fenoglio	0	787,295
Wade E. Jaques	0	0
Ramon “Curt” Moore	0	787,295
William J. Cassidy	0	0
Christopher I. Humber	0	0

(3)	As described above in the section entitled “—Termination Benefits,” the welfare benefits to the named executive officers consist of 18 months of COBRA reimbursements equal to the difference between the amount the applicable executive pays to effect such COBRA coverage and the employee contribution amount that active senior executive employees of Bonanza Creek pay for the same or similar coverage.

For Messrs. Fenoglio and Moore, the above payments are “double-trigger” in nature as they will only be payable in the event of a termination of employment without “cause” or for “good reason” following the closing of the merger. For Mr. Carty the payment reflected above represents an additional six months of

COBRA coverage that will be triggered on the closing of the merger as part of the resignation agreement entered into in connection with his termination of employment on June 11, 2017. The amounts included in the column above reflect health and benefits rates in effect for 2017; therefore, if benefits levels change during the 18 months following a termination of employment, such amounts will change.

(4)	Any amounts shown in the tables above may be reduced if, and to the extent, any reduction would result in the applicable executive receiving, on an after-tax basis, a greater amount of payments than the executive would have received if all payments were made and the executive paid any applicable “golden parachute” excise tax under Section 4999 of the Internal Revenue Code.

(5)	Mr. Bullock was named interim Chief Executive Officer of Bonanza Creek on June 11, 2017. He receives no compensation directly from Bonanza Creek and does not participate in any of Bonanza Creek’s employee benefit plans. As such, Mr. Bullock would not receive any payments or benefits in connection with the consummation of the merger, either alone or in connection with any other event.

(6)	Mr. Carty resigned as President and Chief Executive Officer of Bonanza Creek effective as of June 11, 2017. All amounts included for Mr. Carty reflect additional severance amounts that will become payable upon a change in control of Bonanza Creek pursuant to the separation agreement entered into between Mr. Carty and Bonanza Creek in connection with his resignation.

(7)	Mr. Jaques resigned as Vice President and Chief Accounting Officer of Bonanza Creek effective as of August 11, 2017. All amounts included for Mr. Jaques reflect additional severance amounts that will become payable upon a change in control of Bonanza Creek pursuant to the separation agreement entered into between Mr. Jaques and Bonanza Creek in connection with his resignation.

(8)	Messrs. Cassidy and Humber terminated their employment with Bonanza Creek in March 2016. As such, they will not be entitled to receive any incremental payments or benefits in connection with the consummation of the merger, either alone or in connection with any other event.

Board of Directors and Management of SandRidge Following Completion of the Merger

Upon completion of the merger, the current directors and executive officers of SandRidge are expected to continue in their current positions, other than as may be publicly announced by SandRidge in the normal course. None of SandRidge’s current directors or executive officers will receive any additional compensation or have any additional rights triggered or accelerated as a result of the completion of the merger. Additional information about SandRidge’s current directors and officers is included in documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

SandRidge is required to take all necessary corporate action (i) so that upon and after the effective time, the size of the SandRidge board is increased by one member, (ii) to appoint to the SandRidge board one individual who has been a corporate executive with financial or operating experience in the oil and gas industry in the Rocky Mountain region of the United States, as mutually agreed upon by Bonanza Creek and SandRidge (and who must have been serving as a director of the Bonanza Creek board as of the date the merger agreement was entered into) and approved by the Nominating and Governance Committee of the SandRidge board to fill the vacancy on the SandRidge board created by such increase at the effective time and (iii) to nominate the new director for election to the SandRidge board in the proxy statement relating to the first annual meeting of the stockholders of SandRidge following the completion of the merger with respect to which a definitive proxy statement has not been filed by SandRidge prior to the completion of the merger.

Material U.S. Federal Income Tax Consequences

The following is a discussion of certain material U.S. federal income tax consequences to U.S. holders (as defined below) of the merger. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (referred to previously in this joint proxy statement/prospectus as the Code), existing and proposed Treasury regulations (the “Treasury Regulations”) promulgated under the Code and judicial authority and administrative interpretations, all as in effect as of the date of this joint proxy statement/prospectus, and all of which are subject to change, possibly with retroactive effect, or are subject to differing interpretations. Any such changes could affect the accuracy of the statements and conclusions set forth herein. President has proposed significant changes to U.S. federal tax laws, and Congress is currently considering these and other tax reform proposals. We cannot assure you that a change in law will not significantly alter the tax consequences described below. No ruling has been or is expected to be sought from the Internal Revenue Service (the “IRS”) with respect to any of the tax consequences discussed below. As a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

This discussion is limited to U.S. holders of Bonanza Creek common stock that hold their Bonanza Creek common stock, and will hold the shares of SandRidge common stock received in the merger, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is general in nature and does not address any tax consequences arising under the Medicare tax on net investment income or the alternative minimum tax, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income taxes. Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to U.S. holders in light of their particular circumstances or to U.S. holders that may be subject to special rules under U.S. federal income tax laws, including, without limitation:

•	a bank, insurance company or other financial institution;

•	a tax-exempt or governmental organization;

•	a real estate investment trust;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	a regulated investment company or a mutual fund;

•	a “controlled foreign corporation” or a “passive foreign investment company;”

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of Bonanza Creek common stock that received such common stock through the exercise of an employee option, pursuant to a retirement plan or otherwise as compensation;

•	a holder of Bonanza Creek warrants;

•	a holder of Bonanza Creek stock options, Bonanza Creek RSUs or any other options or restricted stock granted under any other Bonanza Creek benefit plan;

•	a person whose functional currency is not the U.S. dollar;

•	a holder of Bonanza Creek common stock that holds such Bonanza Creek common stock as part of a hedge, straddle, appreciated financial position, conversion or other “synthetic security” or integrated investment or risk reduction transaction; or

•	a U.S. expatriate.

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds Bonanza Creek common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership and upon certain determinations made at the partner level. A partner in a partnership holding Bonanza Creek common stock should consult its own tax advisor about the U.S. federal income tax consequences of the merger and of owning and disposing of SandRidge common stock received in the merger.

For purposes of this discussion, “U.S. holder” is a beneficial owner of Bonanza Creek common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust (i) the administration of which is subject to the primary supervision of a U.S. court and that has one or more United States persons that have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable Treasury Regulations to be treated as a United States person.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND IS NOT A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER OR THE RECEIPT, OWNERSHIP AND DISPOSITION OF SANDRIDGE COMMON STOCK RECEIVED IN THE MERGER. EACH HOLDER OF BONANZA CREEK COMMON STOCK IS STRONGLY URGED TO CONSULT WITH AND RELY UPON ITS OWN TAX ADVISOR AS TO THE SPECIFIC FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER AND THE RECEIPT, OWNERSHIP AND DISPOSITION OF SANDRIDGE COMMON STOCK RECEIVED IN THE MERGER, TAKING INTO ACCOUNT ITS OWN PARTICULAR CIRCUMSTANCES.

U.S. Federal Income Tax Consequences of the Merger to U.S. Holders

Tax Characterization of the Merger

The receipt of SandRidge common stock and cash in exchange for Bonanza Creek common stock pursuant to the merger will be a taxable transaction to U.S. holders for U.S. federal income tax purposes. In general, the merger will be treated as a taxable sale of a U.S. holder’s Bonanza Creek common stock in exchange for the SandRidge common stock and cash received in the merger.

Amount and Character of Gain or Loss Recognized

A U.S. holder who receives SandRidge common stock and cash in exchange for Bonanza Creek common stock pursuant to the merger will recognize gain or loss in an amount equal to the difference between (i) the sum of the fair market value of the SandRidge common stock and the amount of cash received, and (ii) such U.S. holder’s adjusted tax basis in the Bonanza Creek common stock exchanged therefor.

Gain or loss recognized by a U.S. holder on the exchange of Bonanza Creek common stock in the merger will generally be taxable as capital gain or loss. Capital gain or loss recognized by a U.S. holder will generally be long-term capital gain or loss if the U.S. holder has held its Bonanza Creek common stock for more than one year as of the effective time of the merger. If the U.S. holder is an individual, such long-term capital gain will generally be eligible for reduced rates of taxation. Capital losses recognized by a U.S. holder may offset capital gains and, in the case of individuals, no more than $3,000 of ordinary income. Capital losses recognized by U.S. holders that are corporations only may be used to offset capital gains.

No gain or loss will be recognized by holders of SandRidge common stock as a result of the merger.

Tax Basis and Holding Period in SandRidge Common Stock Received in the Merger

A U.S. holder’s tax basis in the SandRidge common stock received in the merger will equal the fair market value of such shares as of the effective time of the merger. A U.S. holder’s holding period in the SandRidge common stock received in the merger will begin on the day after the date of the merger.

Each U.S. holder is strongly urged to consult its own tax advisor with respect to the such holder’s specific tax consequences of the merger, taking into account its own particular circumstances.

Information Reporting and Backup Withholding

Information returns may be required to be filed with the IRS in connection with the merger and in connection with distributions made with respect to, or dispositions of, SandRidge common stock received in the merger. A U.S. holder may be subject to U.S. backup withholding on payments made pursuant to the merger or on distributions made with respect to, or on payments made pursuant to dispositions of, SandRidge common stock received in the merger unless such holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Any amount withheld under the U.S. backup withholding rules is not an additional tax and will generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

Accounting Treatment of the Merger

SandRidge prepares its financial statements in accordance with GAAP. The merger will be accounted for using the acquisition method of accounting with SandRidge being considered the acquirer of Bonanza Creek for accounting purposes. This means that SandRidge will allocate the purchase price to the fair value of Bonanza Creek’s tangible and intangible assets and liabilities at the acquisition date, with the excess purchase price (if any) being recorded as goodwill. Under the acquisition method of accounting, goodwill is not amortized but is tested for impairment at least annually.

Regulatory Approvals

Antitrust Clearance

SandRidge and Bonanza Creek have determined that the merger is not subject to the requirements of the HSR Act, and no other governmental consents related to antitrust laws are required.

Securities and Exchange Commission

In connection with the share issuance proposal, SandRidge must file a registration statement with the SEC under the Exchange Act that is declared effective by the SEC.

Exchange of Shares

As soon as practicable after the effective time (but no later than the third business day after the closing date of the merger), an exchange agent will mail to each holder of record of Bonanza Creek common stock (whose shares were converted into the right to receive the merger consideration pursuant to the merger agreement) a letter of transmittal and instructions for use in effecting the surrender of Bonanza Creek stock certificates and Bonanza Creek book-entry shares in exchange for the merger consideration. Upon receipt by the exchange agent of (i) either Bonanza Creek stock certificates or Bonanza Creek book-entry shares and (ii) a signed letter of transmittal and such other documents as may be reasonably required pursuant to such instructions, the holder of such shares will be entitled to receive the merger consideration in exchange therefor.

Treatment of Bonanza Creek Long-Term Incentive Compensation

The Bonanza Creek board will adopt resolutions to adjust any applicable governing terms of the Bonanza Creek 2017 LTIP and the outstanding award agreements thereunder so that at the effective time:

•	each outstanding Bonanza Creek stock option will be converted into an option to acquire, subject to substantially the same terms and conditions as were applicable under such Bonanza Creek stock option, the number of shares of SandRidge common stock (rounded down to the nearest whole share), determined by multiplying (i) the number of shares of Bonanza Creek common stock subject to such Bonanza Creek stock option immediately prior to the effective time by (ii) the sum of (a) the exchange ratio and (b) the quotient of $19.20 divided by the SandRidge average stock price (such sum referred to previously in this joint proxy statement/prospectus as the compensation exchange ratio), at an exercise price per share of SandRidge common stock (rounded up to the nearest whole cent) equal to (x) the exercise price per share of Bonanza Creek common stock of such Bonanza Creek stock option divided by (y) the compensation exchange ratio; provided that the terms of such converted stock option shall be subject to adjustment to comply with applicable law and regulations;

•	each outstanding Bonanza Creek RSU (other than Director RSUs) will be converted into a restricted stock unit award (referred to previously in this joint proxy statement/prospectus as a converted RSU), subject to substantially the same terms and conditions as were applicable under such Bonanza Creek RSU immediately prior to the effective time, with respect to a number of shares of SandRidge common stock determined by multiplying the number of shares of Bonanza Creek common stock subject to such Bonanza Creek RSU immediately prior to the effective time by the compensation exchange ratio, rounded up to the nearest whole share; and

•	each outstanding Director RSU will vest in full and be canceled and converted into the right to receive for each share of Bonanza Creek common stock subject to such Director RSU, the merger consideration; provided, however, that to the extent any such payments would cause an impermissible acceleration under Section 409A of the Code, such amounts shall become vested at the effective time and will be paid at the earliest time such payment would not cause an impermissible acceleration event under such section of the Code.

Additionally, to the extent not already provided pursuant to the terms of such awards, the Bonanza Creek board will adopt resolutions to adjust the terms of outstanding Bonanza Creek stock options and Bonanza Creek RSUs (other than Director RSUs) to provide that in the event the holder of any converted stock option or converted RSU experiences a termination of employment by SandRidge or Bonanza Creek without “cause” or by such holder for “good reason” (each such term, as defined in the Bonanza Creek severance plan) during the eighteen (18) month period following the closing of the merger, all then-unvested converted stock options and converted RSUs held by such holder will immediately vest.

Dividend Policy

SandRidge has not declared or paid any cash dividend with respect to the SandRidge common stock since emerging from bankruptcy, and does not anticipate declaring any cash dividend with respect to the SandRidge common stock in the foreseeable future. SandRidge expects to retain cash for the operation and expansion of its business, including exploration, development and production activities. In addition, the terms of SandRidge’s indebtedness restricts its ability to pay dividends to the holders of SandRidge common stock. If SandRidge’s dividend policy were to change in the future, its ability to pay dividends would be subject to such restrictions and SandRidge’s then-existing conditions, including results of operations, financial condition, contractual obligations, capital requirements, business prospects and other factors deemed relevant by the SandRidge board. Additionally, the merger agreement prohibits SandRidge (unless consented to in advance by Bonanza Creek, which consent may not be unreasonably withheld, conditioned or delayed) from paying dividends to holders of SandRidge common stock until the earlier of the effective time and the termination of the merger agreement in accordance with its terms.

Bonanza Creek has not declared or paid any cash dividends with respect to the Bonanza Creek common stock since emerging from bankruptcy and does not anticipate declaring any cash dividend with respect to the Bonanza Creek common stock in the foreseeable future. The merger agreement prohibits Bonanza Creek (unless consented to in advance by SandRidge, which consent may not be unreasonably withheld, conditioned or delayed) from paying dividends to holders of Bonanza Creek common stock until the earlier of the effective time and the termination of the merger agreement in accordance with its terms.

For additional information on the treatment of dividends under the merger agreement, see the section entitled “The Merger Agreement—Conduct of Business.”

Listing of SandRidge Common Stock; Delisting of Bonanza Creek Common Stock

It is a condition to the consummation of the merger that the shares of SandRidge common stock to be issued to Bonanza Creek stockholders in the merger be authorized for listing on the NYSE, subject to official notice of issuance.

Shares of Bonanza Creek common stock currently trade on the NYSE under the stock symbol “BCEI.” When the merger is completed, the Bonanza Creek common stock currently listed on the NYSE will cease to be quoted on the NYSE and will be deregistered under the Exchange Act.

Appraisal Rights and Dissenters’ Rights

SandRidge

Under the DGCL, as well as the governing documents of SandRidge, the stockholders of SandRidge are not entitled to dissenters’ rights in connection with the merger.

Bonanza Creek

Under Delaware law, holders of Bonanza Creek common stock have the right to dissent from the merger and to receive payment in cash for the fair value of their shares of Bonanza Creek common stock as determined by the Delaware Court of Chancery, together with interest, if any, as determined by the court, in lieu of the consideration Bonanza Creek stockholders would otherwise be entitled to pursuant to the merger agreement. These rights are known as appraisal rights.

Bonanza Creek stockholders electing to exercise appraisal rights must comply with the provisions of Section 262 of the DGCL in order to perfect their rights. Strict compliance with the statutory procedures is required to perfect appraisal rights under Delaware law.

The following is intended as a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a Bonanza Creek stockholder in order to dissent from the merger and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which appears in Annex D hereto. Failure to precisely follow any of the statutory procedures set forth in Section 262 of the DGCL may result in a termination or waiver of appraisal rights. All references in this summary to a “stockholder” are to the record holder of shares of Bonanza Creek common stock unless otherwise indicated.

Section 262 of the DGCL requires that stockholders for whom appraisal rights are available be notified not less than 20 days before the stockholders’ meeting to vote on the merger that appraisal rights will be available. A copy of Section 262 must be included with such notice. This joint proxy statement/prospectus constitutes notice to Bonanza Creek stockholders of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262. If a Bonanza Creek stockholder wishes to consider exercising appraisal rights, such stockholder should carefully review the text of Section 262 contained in Annex D hereto because failure to timely and properly comply with the requirements of Section 262 will result in the loss of appraisal rights under Delaware law.

If you are a record holder of shares of Bonanza Creek common stock and wish to elect to demand appraisal of your shares, you must satisfy each of the following conditions:

•	You must deliver to Bonanza Creek a written demand for appraisal of your shares before the vote with respect to the merger is taken. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the adoption and approval of the merger agreement and the merger. Voting against or failing to vote for the adoption and approval of the merger agreement and the merger by itself does not constitute a demand for appraisal within the meaning of Section 262 of the DGCL.

•	You must not vote in favor of, or consent in writing to, the adoption and approval of the merger agreement and the merger. A vote in favor of the adoption and approval of the merger agreement and merger, by proxy or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal. A proxy which does not contain voting instructions will, unless revoked, be voted in in accordance with the Bonanza Creek board recommendation, which recommendation, to the extent not changed before the Bonanza Creek special meeting is FOR the merger agreement and the merger. Therefore, a Bonanza Creek stockholder who votes by proxy and who wishes to exercise appraisal rights must vote against the merger agreement and the merger or abstain from voting on the merger agreement and the merger.

•	You must continue to hold your shares of Bonanza Creek common stock through the effective date of the merger. Therefore, a stockholder who is the record holder of shares of Bonanza Creek common stock on the date the written demand for appraisal is made but who thereafter transfers the shares prior to the effective date of the merger will lose any right to appraisal with respect to such shares.

If you fail to comply with any of these conditions and the merger is completed, you will be entitled to receive the merger consideration, but you will have no appraisal rights with respect to your shares of Bonanza Creek common stock. All demands for appraisal should be addressed to Bonanza Creek Energy, Inc., 410 17th Street, Suite 1400, Denver, Colorado 80202, Attention: Corporate Secretary, and must be delivered before the vote on the merger agreement is taken at the Bonanza Creek special meeting and should be executed by, or on behalf of, the record holder of the shares of Bonanza Creek common stock. The demand must reasonably inform Bonanza Creek of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her or its shares.

To be effective, a demand for appraisal by a holder of Bonanza Creek common stock must be made by, or in the name of, such registered stockholder, fully and correctly, as the stockholder’s name appears on his, her or its Bonanza Creek stock certificate(s) or Bonanza Creek book-entry shares. Beneficial owners who do not also hold the shares of record may not directly make appraisal demands to Bonanza Creek. The beneficial holder must, in such cases, have the registered owner, such as a broker, bank or other nominee, submit the required demand in respect of those shares. If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made by or for the fiduciary; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a nominee for others, may exercise his or her right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of the record owner.

If a Bonanza Creek stockholder holds shares of Bonanza Creek common stock in a brokerage account or in other nominee form and wishes to exercise appraisal rights, such stockholder should consult with his, her or its broker or the other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

Within ten days after the effective time, the surviving corporation must give written notice that the merger has become effective to each former Bonanza Creek stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger agreement and the merger. Within 120 days after the effective date of the merger, any stockholder who has complied with Section 262 of the DGCL will, upon written request to the surviving corporation, be entitled to receive a written statement setting forth the aggregate number of shares not voted in favor of the merger agreement and the merger and with respect to which demands for appraisal rights have been received and the aggregate number of holders of such shares. A person who is the beneficial owner of shares of Bonanza Creek common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, request from the surviving corporation the statement described in the previous sentence. Such written statement will be mailed to the requesting Bonanza Creek stockholder within ten days after such written request is received by the surviving corporation or within ten days after expiration of the period for delivery of demands for appraisal, whichever is later. Within 120 days after the effective date of the merger, either the surviving corporation or any Bonanza Creek stockholder who has complied with the requirements of Section 262 of the DGCL and who is otherwise entitled to appraisal rights may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all Bonanza Creek stockholders entitled to appraisal. A person who is the beneficial owner of shares of Bonanza Creek common stock held in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file the petition described in the previous sentence. Upon the filing of the petition by a Bonanza Creek stockholder, service of a copy of such petition shall be made upon the surviving corporation. The surviving corporation has no obligation to file such a petition in the event there are dissenting Bonanza Creek stockholders. Accordingly, the failure of a Bonanza Creek stockholder to file such a petition within the period specified could nullify the Bonanza Creek stockholder’s previously written demand for appraisal. There is no present intent on the part of Bonanza Creek to file an appraisal petition, and Bonanza Creek stockholders seeking to exercise appraisal rights should not assume that Bonanza Creek will file such a petition or that Bonanza Creek will initiate any negotiations with respect to the fair value of such shares. Accordingly, Bonanza Creek stockholders who desire to have their shares appraised should initiate any petitions necessary for the perfection of their appraisal rights within the time periods and in the manner prescribed in Section 262 of the DGCL.

If a petition for appraisal is duly filed by a Bonanza Creek stockholder and a copy of the petition is delivered to the surviving corporation, the surviving corporation will then be obligated, within 20 days after receiving service of a copy of the petition, to provide the Delaware Court of Chancery with a duly verified list containing the names and addresses of all Bonanza Creek stockholders who have demanded an appraisal of their shares and with whom agreements as to the value of their shares have not been reached by the surviving corporation. After notice to dissenting stockholders who demanded appraisal of their shares, the Delaware Court of Chancery is empowered to conduct a hearing upon the petition, and to determine those Bonanza Creek stockholders who have complied with Section 262 of the DGCL and who have become entitled to the appraisal rights provided thereby. The Delaware Court of Chancery may require the Bonanza Creek stockholders who have demanded appraisal for their shares and who hold stock represented by certificates to submit their Bonanza Creek stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any Bonanza Creek stockholder fails to comply with that direction, the Delaware Court of Chancery may dismiss the proceedings as to that stockholder. After determination of the Bonanza Creek stockholders entitled to appraisal of their shares of Bonanza Creek common stock, the Delaware Court of Chancery will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with interest, if any. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, Bonanza Creek may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (i) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court of Chancery, and (ii) interest theretofore accrued, unless paid at that time. When the value is determined, the Delaware Court of Chancery will direct the payment of such value, with interest thereon accrued during the pendency of the proceeding, if the Delaware Court of Chancery so determines, to the Bonanza Creek stockholders entitled to receive the same, upon surrender by such holders of the Bonanza Creek stock certificates representing those shares or of any applicable Bonanza Creek book-entry shares.

In determining fair value, and, if applicable, interest, the Delaware Court of Chancery is required to take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “fair price obviously requires consideration of all relevant factors involving the value of a company.”

Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court construed Section 262 of the DGCL to mean that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Bonanza Creek stockholders should be aware that the fair value of shares of Bonanza Creek common stock as determined under Section 262 of the DGCL could be more than, the same as, or less than the value that such Bonanza Creek stockholder is entitled to receive under the terms of the merger agreement.

Costs of the appraisal proceeding may be imposed upon the surviving corporation and the Bonanza Creek stockholders participating in the appraisal proceeding by the Delaware Court of Chancery as the Court deems equitable in the circumstances. Upon the application of a Bonanza Creek stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by any Bonanza Creek stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any Bonanza Creek stockholder who had demanded appraisal rights will not, after the effective time, be entitled to vote shares subject to that demand for any purpose or to receive payments of dividends or any other distribution with respect to those shares, other than with respect to payment as of a record date prior to the effective time; however, if no petition for appraisal is filed within 120 days after the effective time, or if the Bonanza Creek stockholder delivers a written withdrawal of such stockholder’s demand for appraisal and an acceptance of the terms of the merger within 60 days after the effective time, then the right of that Bonanza Creek stockholder to appraisal will cease and that Bonanza Creek stockholder will be entitled to receive the merger consideration. No appraisal proceeding in the Delaware Court of Chancery will be dismissed as to any Bonanza Creek stockholder without the prior approval of the Court, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just; provided, however, that any Bonanza Creek stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will maintain the right to withdraw its demand for appraisal and to accept the merger consideration that such holder would have received pursuant to the merger agreement within 60 days after the effective date of the merger.

In view of the complexity of Section 262 of the DGCL, Bonanza Creek stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

THE MERGER AGREEMENT

The following describes the material provisions of the merger agreement and certain exhibits thereto, which is included as Annex A hereto and incorporated by reference herein. The summary of the material provisions of the merger agreement below and elsewhere in this joint proxy statement/prospectus is qualified in its entirety by reference to the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. SandRidge and Bonanza Creek encourage you to read carefully the merger agreement in its entirety before making any investment or voting decisions as it is the principal legal document governing the business combination between SandRidge and Bonanza Creek described in this joint proxy statement/prospectus.

The merger agreement and this summary of its terms have been included to provide you with information regarding the terms of the merger agreement. SandRidge and Bonanza Creek are responsible for considering whether additional disclosure of material information is required to make the statements in this joint proxy statement/prospectus not misleading. Factual disclosures about SandRidge or Bonanza Creek contained in this joint proxy statement/prospectus or SandRidge’s or Bonanza Creek’s public reports filed with the SEC may supplement, update or modify the factual disclosures about SandRidge or Bonanza Creek contained in the merger agreement and described in the summary. The representations, warranties and covenants made in the merger agreement by SandRidge and Bonanza Creek are qualified and subject to important limitations agreed to by SandRidge and Bonanza Creek in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were made solely for the benefit of the parties to the merger agreement, and were negotiated with the principal purpose of allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality that may be different from what is generally relevant to stockholders or applicable to reports and documents filed with the SEC, and in some cases are qualified by confidential disclosures that were made by each party to the other, which disclosures are not reflected in the merger agreement or otherwise publicly disclosed. The representations and warranties in the merger agreement will not survive the completion of the merger. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement and subsequent developments or new information qualifying a representation or warranty may have been included or incorporated by reference into this joint proxy statement/prospectus. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone, but instead should be read together with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information.”

Terms of the Merger; Merger Consideration

The merger agreement provides that, upon the terms and subject to the conditions of the merger agreement, Merger Sub will be merged with and into Bonanza Creek, whereupon the separate corporate existence of Merger Sub shall cease, and Bonanza Creek shall continue its existence under the laws of the State of Delaware as the surviving corporation in the merger.

Each share of Bonanza Creek common stock issued and outstanding immediately prior to the effective time (other than shares of Bonanza Creek common stock held by (i) Bonanza Creek as treasury shares, (ii) SandRidge, Merger Sub or any of their direct or indirect subsidiaries, (iii) any direct or indirect subsidiary of Bonanza Creek, or (iv) any holder of record who is entitled to demand and properly demands appraisal of such shares pursuant to and in compliance with the DGCL (the shares of Bonanza Creek common stock described in clauses (i) through (iv) together being referred to previously in this joint proxy statement/prospectus as the excluded shares)), will be cancelled and converted automatically into the right to receive (a) a number of shares of SandRidge common stock equal to the exchange ratio (I) if the SandRidge average stock price is an amount greater than $21.38, then the exchange ratio shall be 0.7858, (II) if the SandRidge average stock price is an amount greater than or equal to $17.50 but less than or equal to $21.38, then the exchange ratio shall be an amount equal to the quotient obtained by dividing (x) $16.80 by (y) the SandRidge average stock price, and (III) if the SandRidge average stock price is an amount less than $17.50, then the exchange ratio shall be 0.9600 and (b) $19.20 in cash, without interest and subject to applicable withholding taxes.

SandRidge will not issue any fractional shares of SandRidge common stock in connection with the merger. In lieu of any fractional shares of common stock to which a Bonanza Creek stockholder would otherwise have been entitled, the exchange agent will issue a cash payment (without interest) in an amount equal to the product of (i) the applicable fractional share of SandRidge common stock multiplied by (ii) the volume weighted average price of SandRidge common stock for the five consecutive trading days immediately prior to the closing date of the merger as reported by Bloomberg, L.P.

Completion of the Merger

Unless the parties agree otherwise, the completion of the merger will take place on a date that is three business days after all the conditions to closing have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the completion of the merger but subject to the satisfaction or waiver of such conditions).

On the closing date of the merger, Bonanza Creek and Merger Sub will cause a certificate of merger to be filed with the Secretary of State of the State of Delaware. The merger will become effective at such time as the certificate of merger has been filed with the Delaware Secretary of State, unless the parties agree in writing to some other, later time for the completion of the merger and specify that time in the certificate of merger.

SandRidge and Bonanza Creek have targeted to complete the merger in the first quarter of 2018, subject to receipt of the required stockholder approvals, regulatory approvals and the satisfaction or waiver of the other conditions to the merger (described below under the section entitled “The Merger—Conditions to Completion of the Merger”).

Exchange and Payment Procedures

Prior to the effective time, SandRidge will enter into an agreement with an entity designated by SandRidge and reasonably acceptable to Bonanza Creek, to act as the exchange agent for the holders of Bonanza Creek common stock in connection with the merger and to receive the merger consideration and cash sufficient to pay cash in lieu of fractional shares to such holders.

As soon as practicable after the effective time (but no later than three business days after the closing date of the merger), the exchange agent will mail to each holder of record of Bonanza Creek common stock (whose shares were converted into the right to receive the merger consideration pursuant to the merger agreement) a letter of transmittal and instructions for use in effecting the surrender of Bonanza Creek stock certificates and Bonanza Creek book-entry shares in exchange for the merger consideration. Upon surrender to the exchange agent of either Bonanza Creek stock certificates or Bonanza Creek book-entry shares and delivery to the exchange agent of a completed, signed letter of transmittal and such other documents as may be reasonably required pursuant to such instructions, the holder of such shares will be entitled to receive the merger consideration in exchange therefor.

SandRidge, the surviving corporation in the merger and the exchange agent will be entitled to deduct and withhold from the merger consideration otherwise payable pursuant to the merger agreement any amount required to be deducted and withheld under applicable tax laws.

If any Bonanza Creek stock certificate (other than a certificate evidencing shares of Bonanza Creek common stock held by Bonanza Creek as treasury shares or by SandRidge, Merger Sub or any of their direct or indirect subsidiaries) is lost, stolen or destroyed, upon receipt of an affidavit and, if reasonably required by SandRidge or the surviving corporation, the posting of a bond in a reasonable amount as indemnity against any claim that may be made against SandRidge or the surviving corporation with respect to such Bonanza Creek stock certificate, the exchange agent will issue the merger consideration and any other amounts payable in respect thereof pursuant to the merger agreement.

If any portion of the merger consideration or other funds deposited with the exchange agent are not claimed within 12 months following the effective time, such merger consideration or other funds will be delivered to SandRidge, upon demand, and any former holders of Bonanza Creek common stock who have not theretofore received the merger consideration (or any cash in lieu of fractional shares or any dividends or other distributions, in each case payable under the merger agreement) will thereafter look only to SandRidge for payment of their claim for such amounts.

Bonanza Creek Warrants

All Bonanza Creek warrants will be automatically exercised in accordance with the terms of the Bonanza Creek warrant agreement.

The SandRidge Board Following the Merger

SandRidge is required to take all necessary corporate action (i) so that upon and after the effective time, the size of the SandRidge board is increased by one member, (ii) to appoint to the SandRidge board one individual who has been a corporate executive with financial or operating experience in the oil and gas industry in the Rocky Mountain region of the United States, as mutually agreed upon by Bonanza Creek and SandRidge (and who must have been serving as a director of the Bonanza Creek board as of the date the merger agreement was entered into) and approved by the Nominating and Governance Committee of the SandRidge board to fill the vacancy on the SandRidge board created by such increase at the effective time and (iii) to nominate the new director for election to the SandRidge board in the proxy statement relating to the first annual meeting of the stockholders of SandRidge following the completion of the merger with respect to which a definitive proxy statement has not been filed by SandRidge prior to the completion of the merger.

Representations and Warranties

Bonanza Creek and SandRidge have each made representations and warranties to the other. The representations and warranties of each of Bonanza Creek, SandRidge and Merger Sub relate to, among other topics, the following:

•	organization, standing and corporate power;

•	capital structure;

•	subsidiaries and equity interests;

•	corporate authority to enter into the merger agreement, execution and enforceability;

•	the absence of conflicts with, or violations of, contracts and organizational documents;

•	consents and approvals relating to the transactions contemplated by the merger agreement;

•	SEC reports and financial statements;

•	absence of undisclosed liabilities;

•	accuracy of information supplied or to be supplied in this joint proxy statement/prospectus;

•	absence of certain changes or events;

•	taxes;

•	labor relations;

•	employee compensation and benefits;

•	title to properties;

•	reserve report;

•	material contracts;

•	litigation;

•	compliance with applicable laws and permits;

•	environmental matters;

•	intellectual property;

•	insurance;

•	regulatory matters;

•	broker’s fees payable in connection with the merger;

•	receipt of an opinion from such company’s financial advisor; and

•	related party transactions.

In addition to the foregoing, Bonanza Creek makes additional representations and warranties that relate to, among other topics, derivative transactions.

Additionally, SandRidge and Merger Sub also make representations and warranties that relate to, among other topics, the following, as applicable:

•	activities of Merger Sub; and

•	sufficiency of funds to pay the merger consideration and complete the transactions contemplated by the merger agreement.

Certain of the representations and warranties given by Bonanza Creek and SandRidge and Merger Sub, as applicable, are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect” with respect to a person or entity means any fact, circumstance, development, change, event, effect or occurrence, that, individually or in the aggregate, (i) materially adversely affects the business, assets, properties, financial condition or results of operations of such person and its subsidiaries, taken as a whole, (ii) with respect to Bonanza Creek, materially adversely affects the ability of Bonanza Creek and its subsidiaries to consummate the transactions contemplated by the merger agreement or (iii) with respect to SandRidge, prevents the consummation of the Merger. However, none of the following shall be deemed either alone or in combination to constitute a “material adverse effect,” or shall be taken into account in determining whether a “material adverse effect” has occurred: any change, event, effect or occurrence that results from or arises in connection with (a) (I) the oil and gas exploration and production industry generally; (II) the natural gas gathering, compressing, treating, processing and transportation industry generally; (III) the natural gas liquids fractionating and transportation industry generally; (IV) the crude oil and condensate logistics and marketing industry generally; and (V) the natural gas marketing and trading industry generally (including in each case changes in the laws affecting such industries), (b) general economic or regulatory, legislative or political conditions (or changes therein) or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), (c) any change or prospective change in applicable law or GAAP (or interpretation or enforcement thereof), (d) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage, terrorism or any epidemics, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism or any epidemics, (e) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster or any other national or international calamity or crises, (f) the failure, in and of itself, of such company or its subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of the merger agreement, or changes or prospective changes in the market price or trading volume of such company’s common stock or its credit rating (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a material adverse effect if such facts are not otherwise excluded under this definition), (g) the announcement, pendency and consummation of any of the transactions contemplated by the merger agreement or any proceeding in respect of the merger agreement or any of the transactions contemplated thereby (h) the compliance with the covenants contained in the merger agreement, (i) (I) any action taken by such company or any of its subsidiaries at the other company’s written request or with the other company’s written consent or (II) the failure to take any action if that action is prohibited by the merger agreement to the extent that the other party fails to give its written consent after receipt of a request therefor and (j) the identity of, or any facts or circumstances relating to the other company or its affiliates, to the extent disproportionately affecting such company when compared to others operating in the same industries.

Conduct of Business

Under the merger agreement, each of Bonanza Creek and SandRidge has agreed to restrict the conduct of its respective businesses between the date of the merger agreement and the earlier of the effective time and the termination of the merger agreement.

Conduct of Business by Bonanza Creek and its Subsidiaries

In general, until the earlier of the effective time and the termination of the merger agreement, except (i) as expressly permitted or required by the merger agreement, (ii) as required by applicable law or the terms of any Bonanza Creek benefit plan, (iii) as previously disclosed to SandRidge or (iv) with the prior written consent of SandRidge (such consent not to be unreasonably withheld, conditioned or delayed), Bonanza Creek has agreed that it will not, and will not permit its subsidiaries to:

•	conduct business other than in the ordinary course in any material respect;

•	fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates;

•	take any action that adversely affects the ability of any party to obtain any regulatory approvals for the transactions contemplated by the merger agreement;

•	issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional rights, other than the issuance of Bonanza Creek common stock in respect of the vesting and/or exercise of Bonanza Creek RSUs and Bonanza Creek stock options outstanding as of the date of the execution of the merger agreement;

•	(i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire equity interests or rights, except as required by the terms of the Bonanza Creek LTIP and any related award agreements or to satisfy any tax withholding obligations of the holder thereof or as required by the terms of its securities outstanding on the date of the merger agreement (or granted following such date in accordance with the merger agreement) by any Bonanza Creek benefit plan;

•

sell, lease, transfer, farmout, exchange, dispose of, license, convey, or discontinue all or any portion of its assets, businesses, or properties other than (i) sales, transfers and dispositions of inventory, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business consistent with past practice, (ii) any sales, leases, dispositions or discontinuances for which the consideration is not in excess of $500,000 individually and $5,000,000 in the aggregate, or (iii) any distributions expressly permitted by the merger agreement;

•	acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity other than (i) in the ordinary course of business consistent with past practice or (ii) acquisitions resulting from a working interest holder’s non-participation election in a well or wells;

•	merge, consolidate or enter into any other business combination transaction;

•	convert into another form of business entity;

•	make or declare dividends or distributions, other than any dividend or distribution from a wholly owned Bonanza Creek subsidiary to Bonanza Creek or to any other wholly owned Bonanza Creek subsidiary;

•	amend Bonanza Creek’s or its subsidiaries’ organizational documents;

•	(i) enter into any contract, agreement or arrangement that would be a material agreement to Bonanza Creek or any Bonanza Creek subsidiary or (ii) enter into contracts, agreements or arrangements that would involve payments by or to Bonanza Creek or any Bonanza Creek subsidiary in excess of $5,000,000 in the aggregate;

•	modify, amend, terminate or assign, or waive or assign any rights under any material agreement, in any material manner or in any manner that would reasonably be expected to prevent or materially delay the consummation of the merger or the other transactions contemplated by the merger agreement;

•	waive, release, assign, settle or compromise any material proceeding or settle or compromise any proceeding if such settlement or compromise (i) involves a material conduct remedy or material injunctive or similar relief, (ii) involves an admission of criminal wrongdoing by Bonanza Creek or any Bonanza Creek subsidiary or (iii) has in any material respect a restrictive impact on the business of Bonanza Creek or any Bonanza Creek subsidiary;

•	implement or adopt any change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP;

•	fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

•	(i) make, change or rescind in any material respect any elections relating to taxes, (ii) settle or compromise any material proceeding, audit or controversy relating to taxes, (iii) amend any tax return in any material respect, or (iv) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes, except, in each case, in the ordinary course of business consistent with past practice;

•

except as required by law or pursuant to plans or arrangements in effect on the date of the merger agreement, (i) establish, adopt, enter into, terminate or amend, or take any action to accelerate the vesting or payment of any compensation, or benefits under, any material Bonanza Creek benefit plan, (ii) grant to any director, officer, employee, contractor or consultant any material increase in compensation, bonus or fringe or other benefits, (iii) grant to any current or former director, officer, employee, contractor or consultant any material increase in change in control, retention, severance or termination pay, (iv) enter into any employment, consulting, change in control, retention or severance agreement with any current or former director, officer, employee, contractor or consultant, (v) terminate the employment of any current officer if such termination would result in the right to receive payment of change in control, severance and/or termination benefits; provided, however, that Bonanza Creek or a Bonanza Creek subsidiary may provide unsubsidized continuation coverage required under Section 4980B of the Code or (vi) allow any employee, contractor, consultant or officer to begin participating in any Bonanza Creek benefit plan that provides change in control, severance and/or termination benefits, regardless of whether the terms of such Bonanza Creek benefit plan would otherwise allow such employee, contractor, consultant or officer to begin participating in such Bonanza Creek benefit plan; provided, however, that the foregoing clauses (ii), (iii) and (iv) do not restrict Bonanza Creek or any Bonanza Creek subsidiary from entering into or making available to newly hired employees or to non-officer employees with an annual base salary equal to or less than $150,000 in the context of promotions based on job performance, in each case, in the ordinary course of business consistent with past practice, compensation and benefits plans, programs, policies, agreements and arrangements (excluding programs, policies, agreements and arrangements related to change in control, retention or severance) that have a value that is (x) consistent with the past practice of making compensation and benefits available to newly hired employees or non-officer employees in similar positions and (y) in the case of such non-officer level employee, no greater than a 20% increase in the total compensation of such non-officer level employee prior to such promotion;

•	(i) incur, assume, guarantee or otherwise become liable for any indebtedness (directly, contingently or otherwise), other than borrowings under existing revolving credit facilities in the ordinary course of business consistent with past practice, (ii) redeem, repurchase, cancel or otherwise acquire any indebtedness (directly, contingently or otherwise), (iii) other than with respect to the existing revolving credit facilities, create any material lien that is not a permitted lien on its property in connection with any pre-existing indebtedness, new indebtedness or lease, or (iv) make or commit to make any capital expenditures other than such capital expenditures that do not exceed 115% of Bonanza Creek’s 2017 or Q1 2018 capital budget;

•	implement or otherwise enter into any derivative security with respect to hydrocarbon production or marketing or enter into any Derivative Transaction applicable to Bonanza Creek, provided, however, that the foregoing shall not apply to swaps covering up to 75% of Bonanza Creek’s proved developed producing for 2018 and 2019 so long as such swaps are entered into at a minimum price of $55 for 2018 and $52.50 for 2019;

•	enter into any transaction or contracts that would be required to be disclosed by Bonanza Creek under Item 404 of Regulation S-K of the SEC;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;

•	make any loans, advances or capital contributions to, or investments in, any person or entity (other than Bonanza Creek or any wholly owned Bonanza Creek subsidiary) other than loans, advances or capital contributions in the form of trade credit granted to customers in the ordinary course of business; or

•	agree or commit to do any of the foregoing prohibited actions.

The above obligations of Bonanza Creek do not limit or restrict the ability of Bonanza Creek or any Bonanza Creek subsidiary to take otherwise prohibited actions in response to emergency situations to the extent required in order to ensure the protection of individuals or assets or compliance with any environmental law, including with respect to any release or threatened release of hazardous materials; provided that Bonanza Creek promptly notifies SandRidge of the action.

Conduct of Business by SandRidge and its Subsidiaries

In general, until the earlier of the effective time and the termination of the merger agreement, except (i) as expressly permitted or required by the merger agreement, (ii) as required by applicable law or the terms of any SandRidge benefit plan, (iii) as previously disclosed to Bonanza Creek, (iv) as provided for or contemplated by any agreement of SandRidge or any SandRidge subsidiary in effect as of the date of the merger agreement or

(v) with the prior written consent of Bonanza Creek (such consent not to be unreasonably withheld, conditioned or delayed), SandRidge has agreed that it will not, and will not permit its subsidiaries to:

•	conduct business other than in the ordinary course in any material respect;

•	fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates;

•	take any action that adversely affects the ability of any party to obtain any approvals required under the HSR Act for the transactions contemplated by the merger agreement;

•	issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional rights other than (i) annual grants under the SandRidge 2016 Omnibus Incentive Plan in the ordinary course of business consistent with past practice in regards to both amounts and timing, (ii) grants of SandRidge common stock in respect of the vesting and/or exercise of grants made under the SandRidge 2016 Omnibus Incentive Plan that are outstanding as of the date of the merger agreement or (iii) issuances of shares of SandRidge common stock or convertible securities in an amount not exceeding 10% of the issued and outstanding shares of SandRidge common stock (in the case of convertible securities, on an as-converted basis) as of the date of the merger agreement;

•	(i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire equity interests or rights, except as required by the terms of the SandRidge 2016 Omnibus Incentive Plan and any related award agreements or to satisfy any tax withholding obligations of the holder thereof or as required by the terms of its securities outstanding on the date of the merger agreement (or granted following such date in accordance with the merger agreement) by any SandRidge benefit plan;

•	sell, lease, transfer, farmout, exchange, dispose of, license, convey, or discontinue all or any portion of its assets, businesses, or properties other than (i) in the ordinary course of business (including sales, transfers and dispositions of inventory, commodities and produced hydrocarbons, crude oil and refined products), (ii) any sales, leases, dispositions or discontinuances of assets, businesses or properties that are (a) located in Colorado for which the consideration is not in excess of $500,000 individually and $5,000,000 in the aggregate or (b) located in Oklahoma, Kansas or Texas for which the consideration is not in excess of $25,000,000 in the aggregate or (iii) any expressly permitted distributions;

•	acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity other than (i) in the ordinary course of business, (ii) acquisitions resulting from a working interest holder’s non-participation election in a well or wells or (iii) acquisitions that would not reasonably be expected to materially delay the consummation of the transactions contemplated by the merger agreement;

•	make or declare dividends or distributions, other than any dividend or distribution from a wholly owned SandRidge subsidiary to SandRidge or to any other wholly owned SandRidge subsidiary;

•	amend SandRidge’s or its subsidiaries’ organizational documents or adopt any change in the organizational documents of any SandRidge subsidiary that would adversely affect the consummation of the Merger;

•	enter into any contract, agreement or arrangement that would be a material agreement, except as would not prevent or materially delay the consummation of the merger or the other transactions contemplated by the merger agreement;

•	modify, amend, terminate or assign, or waive or assign any rights under any material agreement, in a manner that would reasonably be expected to, individually or in the aggregate, have a material adverse effect, or that would reasonably be expected to prevent or materially delay the consummation of the merger or the other transactions contemplated by the merger agreement;

•	implement or adopt any change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP;

•	fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present except to the extent that any such failure would not reasonably be expected to, individually or in the aggregate, have a material adverse effect;

•	(i) make, change or rescind in any material respect any elections relating to taxes, (ii) settle or compromise any material proceeding, audit or controversy relating to taxes, (iii) amend any tax return in any material respect or (iv) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes, except, in each case, in the ordinary course of business consistent with past practice;

•	(i) incur, assume, guarantee or otherwise become liable for any indebtedness (directly, contingently or otherwise), other than borrowings under existing revolving credit facilities in the ordinary course of business, (ii) redeem, repurchase, cancel or otherwise acquire any indebtedness (directly, contingently or otherwise) or (iii) other than with respect to the existing revolving credit facilities, create any material lien that is not a permitted lien on its property in connection with any pre-existing indebtedness, new indebtedness or lease;

•	authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation; or

•	agree or commit to do any of the foregoing prohibited actions.

The above obligations of SandRidge do not limit or restrict the ability of SandRidge or any SandRidge subsidiary to take otherwise prohibited actions in response to emergency situations to the extent required in order to ensure the protection of individuals or assets or compliance with any environmental law, including with respect to any release or threatened release of hazardous materials; provided that SandRidge promptly notifies Bonanza Creek of the action.

No Solicitation of Alternative Proposals

Each of SandRidge and Bonanza Creek has agreed that it will, and will cause its respective subsidiaries and will use commercially reasonable efforts to cause its respective representatives to, immediately cease and terminate any solicitation, encouragement, discussion or negotiations with any person conducted prior to the execution of the merger agreement with respect to an alternative proposal. In addition, the parties have agreed that they will not, and will cause their respective subsidiaries and will use commercially reasonable efforts to cause their respective representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate (including by furnishing or providing information) any inquiries, proposals, or offers regarding, or the making of an alternative proposal or any offer that would reasonably be expected to lead to an alternative proposal, (ii) enter into, participate or engage in or continue any discussions or negotiations with respect to an alternative proposal or any inquiry or indication of interest that would reasonably be expected to lead to an alternative proposal, (iii) furnish any non-public information, or access to its properties, assets or employees, to any person in connection with or in response to an alternative proposal or any inquiry or indication of interest that would reasonably be expected to lead to an alternative proposal, (iv) approve or recommend to its stockholders, or execute or enter into any letter of intent or agreement in principle, or other agreement with any person providing for an alternative proposal (other than certain permitted confidentiality agreements) or (v) resolve, agree or publicly propose to take any of the foregoing actions.

Each party has agreed to advise the other party, in writing, within 48 hours of its receipt of any alternative proposal or any request for discussions, negotiations or non-public information or data in connection therewith, and to provide the other party (within such 48 hour time frame) the identity of the third party and either a copy or written summary of any such alternative proposal. A party that has received an alternative proposal must also keep the other party reasonably informed regarding its status and material terms, and any material changes to the status of any such discussions or negotiations, and must promptly (and in no event later than 24 hours after transmittal or receipt) provide the other party with copies of any correspondence and other written material and, with respect to material oral communications, a written summary thereof.

An “alternative proposal” means, with respect to the applicable party, any contract, proposal, inquiry, offer or indication of interest relating to any transaction or series of related transactions involving: (i) any direct or indirect acquisition (by asset purchase, stock purchase, merger or otherwise) of any business or assets of the applicable party or any of its subsidiaries that generated 20% or more of the party’s and its subsidiaries’ net revenue or earnings before interest, taxes, depreciation and amortization for the preceding 12 months, or any license, lease or long-term supply agreement having a similar economic effect, (ii) any direct or indirect acquisition of beneficial ownership of 20% or more of the outstanding shares of that party’s common stock or any tender or exchange offer, that, if consummated, would result in any person or group owning 20% or more of the outstanding shares of that party’s common stock or (iii) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving that party which is structured to permit any person or group to acquire beneficial ownership of at least 20% of the party’s and its subsidiaries’ assets or equity interests.

Nevertheless, the parties are permitted, prior to obtaining the applicable stockholder approval contemplated by the merger agreement, including the approval of the share issuance proposal and of the merger agreement proposal, to engage in the activities described in clauses (ii) and (iii) in the first paragraph of this section entitled “The Merger Agreement—No Solicitation of Alternative Proposals” solely with and to any person who has made a written, bona fide alternative proposal that did not result from a breach of the applicable party’s non-solicitation obligations; provided, that (i) no non-public information may be furnished until the party receives an executed confidentiality agreement containing limitations on the use and disclosure of non-public information no less favorable to that party in the aggregate than the terms of the confidentiality agreement between SandRidge and Bonanza Creek and permitting any information provided thereunder to be provided to either SandRidge or Bonanza Creek, as applicable, (ii) such party provides prior written notice to the other party of the identity of such third party and of such party’s intention to take such actions and (iii) prior to taking any such actions, the party’s board of directors or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such alternative proposal is, or would reasonably be expected to lead to, a superior proposal, and, after consultation with its outside legal counsel, that the failure to engage in such activities would be inconsistent with the board’s duties under applicable law.

A “superior proposal” means, with respect to a party, an unsolicited bona fide written proposal by any person or group (other than the other party or any of its affiliates) to acquire, directly or indirectly, (i) businesses or assets of that party or any of its subsidiaries that generated 50% or more of the party’s and its subsidiaries’ net revenue or earnings before interest, taxes, depreciation and amortization for the preceding 12 months, respectively, or (ii) more than 50% of the outstanding shares of that party’s common stock, that in the good faith determination of the party’s board of directors or any committee thereof, after consultation with its advisors and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the person or group making such proposal, would, if consummated in accordance with its terms, result in a transaction more favorable to the party’s stockholders than the merger.

Change in Board Recommendation

SandRidge and Bonanza Creek have both agreed that unless specifically permitted by the merger agreement, they will not fail to include in this joint proxy statement/prospectus, in the case of SandRidge, the recommendation that SandRidge’s stockholders vote in favor of the share issuance proposal, and in the case of Bonanza Creek, the recommendation that Bonanza Creek’s stockholders vote in favor of the merger agreement proposal. In addition, the parties have agreed that they will not (i) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to the other party, their respective board recommendations, (ii) fail to recommend, against acceptance of any tender offer or exchange offer for the shares of such party’s common stock within ten (10) business days after commencement of any such offer, (iii) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any alternative proposal or any letter of intent, agreement in principal, acquisition agreement or similar contract relating to any alternative proposal or (iv) resolve or agree to take any of the foregoing actions. The taking of any action described in this paragraph is referred to as a “change of recommendation.”

Nevertheless, prior to adoption by Bonanza Creek stockholders of the merger agreement (in the case of Bonanza Creek) or approval by SandRidge stockholders of the share issuance proposal (in the case of SandRidge), in response to an alternative proposal that did not result from a breach of a party’s non-solicitation obligations, if a party’s board of directors so chooses, that party may effect a change of recommendation or, solely in the case of Bonanza Creek, terminate the merger agreement, if prior to taking such action (i) the applicable party’s board of directors (or any committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that the alternative proposal is a superior proposal (taking into account any adjustment to the terms and conditions of the merger proposed by the other party in response to such alternative proposal), (ii) the party’s board of directors or any committee thereof has determined in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with its duties under applicable law, (iii) the party shall have given written notice to the other party that it has received such proposal, including a copy of the proposed transaction agreements and specifying the material terms and conditions thereof, and, that the party intends to take such action, (iv) the party has negotiated in good faith with the other party, to the extent the other party wishes to negotiate, during the period starting on the date the party received the superior proposal notice and ending at 11:59 p.m., Eastern Time, on the third business day following such receipt and (v) at the end of such negotiation period, such party’s board of directors shall have determined in good faith, after consultation with its financial advisors and outside legal counsel that the alternative proposal and taking into account any changes to the terms and conditions of the merger agreement proposed by the other party in response to such alternative proposal, that such alternative proposal remains a superior proposal with respect to the other party’s revised proposal and that the failure to take such action would be inconsistent with the duties of such party’s board of directors under applicable law. If there is any amendment to the financial terms or any other material terms of a superior proposal, a new notice must be given and a new negotiation period elapsed; except that if the only change is a change in price, then the negotiation period shall be 24 hours after notification of such change to the other party.

In addition, prior to adoption by Bonanza Creek stockholders of the merger agreement (in the case of Bonanza Creek) or approval by SandRidge stockholders of the share issuance proposal (in the case of SandRidge), in response to an intervening event that occurs or arises after the date of the merger agreement, if a party’s board of directors (or any committee thereof) so chooses, that party may effect a change of recommendation if prior to taking such action (i) the applicable party’s board of directors determines in good faith after consultation with its outside legal counsel that the failure to take such action would be inconsistent with its duties under applicable law, (ii) the party shall have given written notice to the other party that it has determined that an intervening event has occurred or arisen and that it intends to effect a change of recommendation, (iii) the party has negotiated, and has used its reasonable best efforts to cause its representatives to negotiate, in good faith with the other party, to the extent the other party wishes to negotiate, during the period starting on the date the party receives the intervening event notice and ending at 11:59 p.m., Eastern Time, on the fourth business day following the other party’s receipt of such written notice and (iv) at the end of such negotiation period, such party’s board of directors shall have determined in good faith, after consultation with its financial advisors and outside legal counsel that such proposed changes to the terms and conditions of the merger agreement do not obviate the need for the party’s board of directors to effect a change in recommendation and that the failure to take make a change of recommendation would be inconsistent with the duties of such party’s board of directors under applicable law.

An “intervening event” means, with respect to a party, any material event, fact, circumstance, development or occurrence that is not known by such party’s board of directors as of the date of the merger agreement (or if known, the magnitude or material consequences of which were not known), which event, fact, circumstance, development or occurrence becomes known (or the magnitude or material consequences thereof become known) to or by such party’s board of directors prior to obtaining the applicable approval of such party’s stockholders. However, no event, fact, circumstance, development or occurrence shall constitute an intervening event if it (i) relates to a superior proposal or an alternative proposal, (ii) relates to changes in the market price or trading volume of either party’s common stock or the fact that a party or any subsidiary of a party meets or exceeds (or fails to meet or exceed) internal or published projections or guidance or (iii) results from any (a) action taken or omitted by such party or any of its subsidiaries that is required to be taken or omitted pursuant to the merger agreement or (b) breach of the merger agreement by such party or any of its subsidiaries or its or their directors, officers, employees or other representatives.

Efforts to Close the Merger

Each of SandRidge and Bonanza Creek has agreed to cooperate and use (and to cause their respective subsidiaries to use) its reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the merger, including preparing and filing promptly and fully all documentation to effect all necessary filings, submissions, and other documents, (ii) obtain promptly all consents, clearances, expirations or terminations of waiting periods, registrations, authorizations and other confirmations from any governmental entity or third party necessary, proper or advisable to consummate the merger and (iii) defend any proceedings, whether judicial or administrative, challenging the merger agreement or the consummation of the merger.

SandRidge and Bonanza Creek shall use reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing to or submission with a governmental entity, with the transactions contemplated by the merger agreement and with any proceeding relating to the merger, (ii) promptly inform the other party (and supply to the other party) any material communication received from or given to any governmental entity or received or given in connection with any proceeding by a private person, in each case regarding the merger, (iii) permit the other party to review in advance, and incorporate the other party’s reasonable comments, in any communication given by such party to any governmental entity with respect to obtaining any investigations or reviews under any law in connection with the transactions contemplated by the merger agreement and (iv) to the extent practicable, consult with the other party in advance of any material meeting, written communications or telephone conference with any governmental entity, or in connection with any proceeding, and, to the extent not prohibited, give the other party the opportunity to attend and participate in such meetings and teleconferences. SandRidge shall be entitled to direct any proceedings related to any of the foregoing.

SandRidge and Bonanza Creek shall take reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege in a manner so as to preserve any applicable privilege.

SandRidge shall also use its reasonable best efforts to take, or cause to be taken, any and all steps and to make, or cause to be made, and all undertakings necessary to resolve any objections as may be asserted with respect to the transactions contemplated by the merger agreement under any antitrust laws, and to avoid or eliminate each and every impediment under any antitrust laws, in each case, so as to enable the closing of the merger to occur as promptly as practicable. However, in no event shall any party or its subsidiaries be required (nor shall such party or its subsidiaries) take any action with respect to any order or any applicable law or in order to obtain any approval or resolve any objection or impediment under any antitrust law which is not conditioned upon the consummation of the merger. In furtherance of the foregoing, SandRidge and Bonanza Creek shall use their reasonable best efforts to contest and resist any action or proceeding challenging the merger agreement as violative of any antitrust law and to have vacated, lifted, reversed or overturned any judgment that is in effect and that prohibits, prevents or restricts consummation of the merger.

Efforts to Hold the Bonanza Creek and SandRidge Special Meetings

Subject to its rights and obligations in certain circumstances to postpone or adjourn the Bonanza Creek stockholder meeting, Bonanza Creek has agreed to hold a meeting of its stockholders as promptly as reasonably practicable (and no later than 45 days after the clearance of this joint proxy statement/prospectus of the parties by the SEC) for the purpose of obtaining its stockholders’ adoption of the merger agreement proposal. Under the merger agreement, Bonanza Creek has agreed to submit the merger agreement proposal to a stockholder vote even if the Bonanza Creek board has made an adverse recommendation change (as described above under the section entitled “—Change in Board Recommendation”), except that Bonanza Creek may terminate the merger agreement (and thus avoid holding a special meeting) to enter into a definitive agreement with respect to a superior proposal (as described above under the section entitled “—No Solicitation of Alternative Proposals”).

Subject to its rights and obligations in certain circumstances to postpone or adjourn the SandRidge stockholder meeting, SandRidge has agreed to hold a meeting of its stockholders as promptly as reasonably practicable (and no later than 45 days after the clearance of this joint proxy statement/prospectus of the parties by the SEC) for the purpose of obtaining SandRidge stockholder approval of the share issuance proposal.

Bonanza Creek and SandRidge will use commercially reasonable efforts to hold their respective meetings on the same date.

Indemnification and Insurance

SandRidge will cause the surviving corporation to indemnify and hold harmless each person who is as of the effective time, or has been at any time prior to the effective time, a director or officer of Bonanza Creek or any of its subsidiaries and also with respect to any such person, in such person’s capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other Bonanza Creek benefit plan or enterprise (regardless of whether such other entity or enterprise is affiliated with Bonanza Creek) serving at the request of or on behalf of Bonanza Creek or any Bonanza Creek subsidiary and together with such person’s heirs, executors or administrators (collectively, referred to previously in this joint proxy statement/prospectus as the indemnified persons) to the fullest extent authorized or permitted by, and subject to the conditions and procedures set forth in, applicable law in connection with any proceeding and any losses, claims, damages, liabilities, costs, indemnification expenses, judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) resulting therefrom. SandRidge will cause the surviving corporation to promptly pay on behalf of or, within ten (10) days after any request for advancement, advance to each indemnified person any applicable indemnification expenses incurred in advance of the final disposition of any such proceeding without the requirement to post a bond or other security.

The surviving corporation’s organizational documents and each Bonanza Creek subsidiary’s organizational documents will contain provisions no less favorable with respect to indemnification, advancement of expenses, exculpation and limitations on liability of directors and officers than are set forth in Bonanza Creek and its subsidiaries’ organizational documents, and such provisions will not be amended for a period of six years from the effective time in any manner that would affect adversely the rights thereunder of any indemnified persons, except to the extent required by law.

For a period of six years from the effective time, SandRidge will maintain in full effect the current directors’ and officers’ liability and fiduciary liability insurance policies covering the indemnified persons with respect to matters occurring on or before the effective time, but SandRidge is not required to pay annual premiums in excess of 300% of the last annual premiums paid therefor prior to the date of the merger agreement and will purchase the maximum amount of coverage that can be obtained for that amount if the coverage would cost in excess of that amount. Bonanza Creek may, on or prior to the effective time, purchase a tail policy with respect to acts or omissions occurring or alleged to have occurred prior to the effective time that were committed or alleged to have been committed by the indemnified persons in their capacity as such.

If SandRidge, the surviving corporation or any of their respective successors or assigns (i) consolidates with or merges with or into any other person and is not the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of SandRidge or the surviving corporation assume the insurance obligations in the merger agreement.

Other Covenants and Agreements

The merger agreement contains certain other covenants and agreements, including, among other things, covenants relating to:

•	cooperation between Bonanza Creek and SandRidge in the preparation of this joint proxy statement/prospectus;

•	access by each party to certain information about the other party during the period prior to the effective time or termination of the merger agreement, as applicable;

•	certain employee matters;

•	participation in the defense or settlement of any stockholder litigation relating to the transactions;

•	cooperation between Bonanza Creek and SandRidge in connection with public announcements;

•	the listing of SandRidge shares to be issued in the merger on the NYSE;

•	certain notifications;

•	requirements of Section 16(a) of the Exchange Act; and

•	the composition of the SandRidge board following the effective time.

Conditions to Completion of the Merger

The obligations of Bonanza Creek and SandRidge to consummate the merger are subject to the satisfaction or waiver (to the extent permissible under applicable laws) of the following mutual conditions:

•	adoption of the merger agreement proposal by Bonanza Creek stockholders and approval of the share issuance proposal by SandRidge stockholders;

•	absence of any order, decree, ruling, injunction or other action that is in effect (whether temporary, preliminary or permanent) restraining, enjoining or otherwise prohibiting the consummation of the merger, and no law shall have been adopted that makes consummation of the merger illegal or otherwise prohibited;

•	expiration or termination of any waiting period applicable to the merger under the HSR Act (Bonanza Creek and SandRidge have determined that filings under the HSR Act are not required and therefore the merger is not subject to any such waiting period);

•	effectiveness of the registration statement on Form S-4 filed by SandRidge in connection with the share issuance having been declared by the SEC and absence of any stop order suspending the effectiveness of such Form S-4 having been issued by the SEC and absence of any proceedings for that purpose having been initiated or threatened by the SEC; and

•	approval of the listing on the NYSE of the SandRidge common stock to be issued in connection with the merger.

The obligation of Bonanza Creek to effect the merger is also subject to the satisfaction or waiver by Bonanza Creek of the following additional conditions:

•	the accuracy of the representations and warranties of SandRidge and Merger Sub set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties will be true and correct as of such specific date only);

•	performance of, or compliance with, in all material respects, all agreements and covenants required to be performed or complied with under the merger agreement by SandRidge and its subsidiaries at or prior to the effective time; and

•	the receipt by Bonanza Creek of an officer’s certificate from SandRidge confirming the foregoing conditions have been satisfied.

The obligations of SandRidge and Merger Sub to effect the merger are also subject to the satisfaction or waiver by SandRidge of the following additional conditions:

•	the accuracy of the representations and warranties of Bonanza Creek set forth in the merger agreement, subject to the materiality standards set forth in the merger agreement, as of the date of the merger agreement and as of the closing date of the merger (except to the extent such representations and warranties are expressly made as of a specific date, in which case such representations and warranties will be true and correct as of such specific date only);

•	performance of, or compliance with, in all material respects, all agreements and covenants required to be performed or complied with under the merger agreement by Bonanza Creek and its subsidiaries at or prior to the effective time; and

•	the receipt by SandRidge of an officer’s certificate from Bonanza Creek confirming the foregoing conditions have been satisfied.

As further discussed under the section entitled “Risk Factors,” neither SandRidge nor Bonanza Creek can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

None of SandRidge, Bonanza Creek or Merger Sub may rely, either as a basis for not consummating the merger or for terminating the merger agreement (as described below), on the failure of any condition set forth above, as the case may be, to be satisfied if such failure was caused by such party’s breach in any material respect of any provision of the merger agreement.

Termination of the Merger Agreement

Bonanza Creek and SandRidge may mutually agree, in a written instrument, to terminate the merger agreement before consummating the merger.

In addition, either SandRidge or Bonanza Creek may terminate the merger agreement if:

•	there is in effect a final nonappealable order of a governmental entity of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated by the merger agreement or if there is adopted any law that permanently makes consummation of the transactions contemplated thereby illegal or otherwise prohibited (provided that this right to terminate the merger agreement is not available to either party if such order or law was primarily due to the failure of such party to perform any of its obligations under the merger agreement);

•	subject to certain exceptions, there has been a breach of the merger agreement by the other party or there has been a failure to perform any of its representations, warranties, covenants or agreements contained in the merger agreement or any of its representations or warranties becomes untrue, which breach, failure to perform or untruth if it was continuing as of the completion of the merger would result in the failure of the closing conditions being satisfied and such breach, failure to perform or untruth is incapable of being cured (or becoming true) or, if capable of being cured (or becoming true), is not cured (or does not become true) by the earlier of (i) the outside date or (ii) within 30 days following receipt by such breaching party of notice of such breach, failure or untruth from the other party (provided the party seeking to terminate the merger agreement pursuant to this provision is not then in terminable breach);

•	subject to certain exceptions, the merger is not consummated by May 14, 2018 or, at either party’s discretion, if the only conditions to closing that have not been satisfied or waived by that date are those related to the termination or expiration of any waiting period under the HSR Act or the issuance of an order, decree, ruling, injunction or other action that is in effect and is restraining, enjoining or otherwise prohibiting the consummation of the merger, July 14, 2018 (such date, including any such extension being referred to previously in this joint proxy statement/prospectus as the outside date) (provided that this right to terminate the merger agreement shall not be available to any party whose failure to fulfill any material covenant or agreement under the merger agreement has been the cause of or resulted in the failure of the merger to occur on or before the outside date);

•	if the Bonanza Creek special meeting has concluded without adoption of the merger agreement proposal by Bonanza Creek stockholders or if the SandRidge special meeting has concluded without approval of SandRidge stockholders of the share issuance proposal; or

•	prior to the adoption of the merger agreement by Bonanza Creek stockholders or approval of the share issuance by SandRidge stockholders, as applicable, the other party (i) makes a recommendation change or (ii) is in material violation of its non-solicitation obligations.

Bonanza Creek may also terminate the merger agreement in order to enter into a definitive agreement with respect to a Bonanza Creek superior proposal subject to compliance with certain procedures set forth in the merger agreement (provided that contemporaneous with such termination Bonanza Creek tenders a termination fee payment to SandRidge).

Expenses and Termination Fees Relating to the Termination of the Merger Agreement

Bonanza Creek or SandRidge, as applicable, will be obligated to pay the other party a termination fee of $26,116,219 (in certain cases, less any amounts previously paid to the other party) in the following circumstances:

•	if such party effects an adverse recommendation change or such party commits a material breach of its non-solicitation obligations and the other party terminates the merger agreement; or

•	(i) an alternative proposal is publicly submitted, publicly proposed, publicly disclosed or otherwise communicated to the Bonanza Creek board or the SandRidge board, as applicable, and not withdrawn at the time of the termination of the merger agreement, (ii) the merger agreement is terminated because such party’s stockholders fail to adopt the merger agreement or approve the share issuance, as applicable, or because of the occurrence of the outside date or the other party terminates due to the applicable party’s terminable breach and (iii) within twelve months of the termination of the merger agreement, such party enters into a definitive agreement with a third party with respect to or consummates a transaction that is an alternative proposal relating to 50% or more of the party’s assets or stock with a third party (provided that if the merger agreement is terminated because of the occurrence of the outside date, the termination fee shall only be $13,058,109.50).

Bonanza Creek will also be required to pay a termination fee of $26,116,219 if Bonanza Creek terminates the merger agreement in order to enter into a superior proposal.

In addition, unless otherwise entitled to the $26,116,219 termination fee, SandRidge or Bonanza Creek will be obligated to pay the other party an expense reimbursement fee of up to $3,730,888 if (i) such party’s stockholders fail to adopt the merger agreement or approve the share issuance proposal, as applicable, or (ii) such party commits a terminable breach (other than with respect to a breach of the change of recommendation and non-solicitation obligations, in which case the entire $26,116,219 termination fee will be due and payable).

In no event shall either party be entitled to receive more than one termination fee and one expense reimbursement fee. If a party receives a termination fee, then such party will not be entitled to also receive an expense reimbursement fee, and any payment of the expense reimbursement fee shall be fully creditable against any subsequent payment of the termination fee.

Amendments and Waivers

Prior to the effective time, any provision of the merger agreement may be amended or waived by the parties at any time before or after the adoption of the merger agreement by Bonanza Creek stockholders and/or the approval of the share issuance proposal by the SandRidge stockholders. However, after any such stockholder approval is obtained, there may not be, without further approval of Bonanza Creek stockholders or SandRidge stockholders, as applicable, any amendment or waiver of any provision of the merger agreement for which applicable laws requires further approval by Bonanza Creek stockholders or SandRidge stockholders.

Specific Performance

In addition to any other remedy that may be available to each party, including monetary damages, each of the parties will be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of the merger agreement and to enforce specifically its terms and provisions.

Governing Law

The merger agreement is governed by the laws of the State of Delaware.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Introduction

The following unaudited pro forma condensed combined financial statements (referred to previously in this joint proxy statement/prospectus as the pro forma financial statements) have been prepared to reflect the effects of the merger on the financial statements of SandRidge. The unaudited pro forma condensed combined balance sheet (referred to previously in this joint proxy statement/prospectus as the pro forma balance sheet) is presented as if the merger had occurred on September 30, 2017. The unaudited pro forma combined statements of operations (referred to previously in this joint proxy statement/prospectus as the as the pro forma statements of operations) for the year ended December 31, 2016, and the nine months ended September 30, 2017, are presented as if the merger had occurred on January 1, 2016. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger and, with respect to the statements of operations only, are expected to have a continuing impact on the combined results.

The following unaudited pro forma financial statements, derived from the historical consolidated financial statements of SandRidge and Bonanza Creek, have been adjusted to reflect the following:

•	SandRidge’s merger with Bonanza Creek under the acquisition method of accounting;

•	assumed conversion of common units in Bonanza Creek into the right to receive the consideration received by holders of Bonanza Creek’s common stock in the merger;

•	the use of cash on hand and availability under SandRidge’s credit facility to fund the cash merger consideration;

•	assumption of liabilities for transaction-related expenses;

•	adjustment of depreciation, depletion and amortization related to the revaluation of oil and natural gas property, plant and equipment to estimated fair value and to adjust impairment expense and abandonment expense to conform with SandRidge’s full cost method of accounting policy; and

•	estimated tax impact of pro forma adjustments.

The pro forma financial statements have been prepared using the acquisition method of accounting using the accounting guidance in Accounting Standards Codification 805, Business Combinations (“ASC 805”), with SandRidge treated as the acquirer. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measure. Accordingly, the pro forma adjustments are preliminary, have been made solely for the purpose of providing pro forma financial statements, and are subject to revision based on a final determination of fair value as of the date of acquisition. Differences between these preliminary estimates and the final acquisition accounting may have a material impact on the accompanying pro forma financial statements and the combined company’s future results of operations and financial position.

The pro forma financial statements are provided for informational purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of SandRidge would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position. The pro forma financial statements should be read in conjunction with:

•	the accompanying notes to the pro forma financial statements;

•	the audited consolidated financial statements and accompanying notes of SandRidge contained in its Annual Report on Form 10-K for the year ended December 31, 2016, incorporated by reference herein;

•	the audited consolidated financial statements and accompanying notes of Bonanza Creek for the year ended December 31, 2016 included in this joint proxy statement/prospectus;

•	the unaudited condensed consolidated financial statements and accompanying notes of SandRidge contained in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, incorporated by reference herein; and

•	the unaudited condensed consolidated financial statements and accompanying notes of Bonanza Creek for the quarterly period ended September 30, 2017 included in this joint proxy statement/prospectus.

SANDRIDGE ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

AS OF SEPTEMBER 30, 2017

(In Thousands)

	SandRidge Historical	Bonanza Creek Historical	Reclass Adjustments		Pro Forma Adjustments		SandRidge Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$133,201	$31,096	$—		$(398,000)	(c)	$—
					233,703	(d)
Restricted cash—other	2,312	—	—		—		2,312
Accounts receivable, net	69,187	29,931	—		—		99,118
Derivative contracts	6,608	48	—		—		6,656
Prepaid expenses	2,334	5,032	—		—		7,366
Inventory of oilfield equipment	—	3,270	(3,270)	(a)	—		—
Other current assets	8,045	—	—		—		8,045

Total current assets	221,687	69,377	(3,270)		(164,297)		123,497

Oil and natural gas properties
Proved	1,004,370	508,955	3,270	(a)	166,921	(c)	1,683,516
Unproved	103,533	183,534	—		44,049	(e)	226,272
					(104,844)	(c)
Wells in progress	—	44,049	—		(44,049)	(e)	—
Less: accumulated depreciation, depletion and impairment	(432,564)	(10,771)	—		10,771	(f)	(432,564)

	675,339	725,767	3,270		72,848		1,477,224

Other property, plant and equipment, net	238,420	6,163	—		—		244,583
Derivative contracts	2,010	6	—		—		2,016
Other assets	1,327	2,750	—		—		4,077

Total assets	$1,138,783	$804,063	$—		$(91,449)		$1,851,397

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$127,941	$70,676	$—		$26,000	(g)	$224,617
Derivative contracts	8	2,044	—		—		2,052
Asset retirement obligations	62,144	—	—		—		62,144
Other current liabilities	7,422	—	—		—		7,422

Total current liabilities	197,515	72,720	—		26,000		296,235

Long-term debt	37,601	—	—		233,703	(d)	271,304
Derivative contracts	—	772	—		—		772
Asset retirement obligations	42,698	28,973	—		—		71,671
Ad valorem taxes	—	8,531	(8,531)	(b)	—		—
Other long-term obligations	2,686	—	8,531	(b)	—		11,217

Total liabilities	280,500	110,996	—		259,703		651,199

Stockholders’ Equity
Common stock	36	4,286	—		(4,286)	(c)	56
					20	(c)
Warrants	88,475	—	—		—		88,475
Additional paid-in capital	1,037,932	688,033	—		(688,033)	(c)	1,405,827
					367,895	(c)
Accumulated deficit	(268,160)	748	—		(748)	(c)	(294,160)
					(26,000)	(g)

Total stockholders’ equity	858,283	693,067	—		(351,152)		1,200,198

Total liabilities and stockholders’ equity	$1,138,783	$804,063	$—		$(91,449)		$1,851,397

See accompanying notes to unaudited pro forma condensed combined financial statements.

SANDRIDGE ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

(In Thousands, Except Per Share Amounts)

	SandRidge Historical Successor	SandRidge Historical Predecessor	Bonanza Creek Historical Predecessor	Reclass Adjustments		Pro Forma Adjustments		SandRidge Pro Forma Combined
Revenues:
Oil, natural gas and NGL	$98,307	$279,971	$195,295	$—		$—		$573,573
Other	149	13,838	—	—		—		13,987

Total revenues	98,456	293,809	195,295	—		—		587,560
Expenses:
Production	24,997	129,608	43,671	14,686	(aa)	—		212,962
Production taxes	2,643	6,107	15,304	(14,686)	(aa)	—		9,368
Gas plant and midstream operating expense	—	—	12,826	—		—		12,826
Exploration	—	—	946	—		(946)	(gg)	—
Depreciation and depletion—oil and natural gas	36,061	90,978	111,215	(7,728)	(bb)	(103,487)	(hh)	196,697
						69,658	(ii)
Depreciation, depletion and amortization—other	3,922	21,323	—	7,728	(bb)	—		32,973
Impairment	319,087	718,194	10,000	—		(10,000)	(jj)	1,476,698
						439,417	(kk)
Abandonment and impairment of unproved properties	—	—	24,692	—		(24,692)	(jj)	—
General and administrative	9,837	116,091	77,065	(2,219)	(cc)	—		200,774
Employee termination benefits	12,334	18,356	—	2,219	(cc)	—		32,909
Loss on derivative contracts	25,652	4,823	—	11,234	(dd)	—		41,709
Loss on settlement of contract	—	90,184	21,000	—		—		111,184
Unused commitments	—	—	7,686	—		(7,686)	(ee)	—
Other operating expense	268	4,348	—	(344)	(ff)	—		4,272

Total expenses	434,801	1,200,012	324,405	10,890		362,264		2,332,372

Loss from operations	(336,345)	(906,203)	(129,110)	(10,890)		(362,264)		(1,744,812)

Other income (expense):
Interest expense, net	(372)	(126,099)	(62,058)	—		(11,526)	(ll)	(194,002)
						6,053	(mm)
Loss on derivative contracts	—	—	(11,234)	11,234	(dd)	—		—
Gain on extinguishment of debt	—	41,179	—	—		—		41,179
Gain on reorganization items	—	2,430,599	—	—		—		2,430,599
Gain on termination fee	—	—	6,000	—		—		6,000
Other income (loss), net	2,744	1,332	(2,548)	(344)	(ff)	—		1,184

Total other (expense) income	2,372	2,347,011	(69,840)	10,890		(5,473)		2,284,960

Income before income taxes	(333,973)	1,440,808	(198,950)	—		(367,737)		540,148
Income tax expense	9	11	—	—		—	(pp)	20

Net (loss) income	(333,982)	1,440,797	(198,950)	—		(367,737)		540,128
Preferred stock dividends	—	16,321	—	—		—		16,321

(Loss applicable) income available to common stockholders	$(333,982)	$1,424,476	$(198,950)	$—		$(367,737)		$523,807

(Loss) earnings per share
Basic	$(17.61)	$2.01						$13.48

Diluted	$(17.61)	$2.01						$13.48

Weighted average shares outstanding
Basic	18,967	708,928				19,898	(nn)	38,865

Diluted	18,967	708,928				19,898	(nn)	38,865

See accompanying notes to unaudited pro forma condensed combined financial statements.

SANDRIDGE ENERGY, INC. AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2017

(In Thousands, Except Per Share Amounts)

	SandRidge Historical Successor	Bonanza Creek Historical Successor	Bonanza Creek Historical Predecessor	Reclass Adjustments		Pro Forma Adjustments		SandRidge Pro Forma Combined
Revenues:
Oil, natural gas and NGL	$263,235	$73,346	$68,589	$—		$—		$405,170
Other	858	—	—	—		—		858

Total revenues	264,093	73,346	68,589	—		—		406,028
Expenses:
Production	76,997	15,796	13,128	9,568	(aa)	—		115,489
Production taxes	9,435	4,842	5,671	(9,568)	(aa)	—		10,380
Gas plant and midstream operating expense	—	5,027	3,541	—		—		8,568
Exploration	—	359	3,699	—		(4,058)	(gg)	—
Depreciation and depletion—oil and natural gas	87,486	12,186	28,065	(3,844)	(bb)	(36,407)	(hh)	120,036
						32,550	(ii)
Depreciation, depletion and amortization-other	10,729	—	—	3,844	(bb)	—		14,573
Impairment	3,475	—	—	—		—		3,475
General and administrative	63,999	31,320	15,092	—		—		110,411
(Gain) loss on derivative contracts	(46,024)	—	—	2,762	(dd)	—		(43,262)
Unused commitments	—	—	993	—		(993)	(ee)	—
Other operating expense	135	—	—	—		—		135

Total expenses	206,232	69,530	70,189	2,762		(8,908)		339,805

Income (loss) from operations	57,861	3,816	(1,600)	(2,762)		8,908		66,223

Other income (expense):
Interest expense, net	(2,757)	(460)	(5,656)	—		(8,645)	(ll)	(12,977)
						4,541	(mm)
Loss on derivative contracts	—	(2,762)	—	2,762	(dd)	—		—
Gain on reorganization items	—	—	8,808	—		—		8,808
Other income, net	2,222	154	1,108	—		—		3,484

Total other (expense) income	(535)	(3,068)	4,260	2,762		(4,104)		(685)

Income before income taxes	57,326	748	2,660	—		4,804		65,538
Income tax benefit	(8,496)	—	—	—		—	(pp)	(8,496)

Net income	$65,822	$748	$2,660	$—		$4,804		$74,034

Earnings per share
Basic	$2.07							$1.43

Diluted	$2.06							$1.43

Weighted average shares outstanding
Basic	31,750					19,898	(oo)	51,648

Diluted	31,984					19,898	(oo)	51,882

See accompanying notes to unaudited pro forma condensed combined financial statements.

SANDRIDGE ENERGY, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

1.	Basis of Presentation

The pro forma financial statements have been prepared to reflect the effects of the merger on the financial statements of SandRidge. The pro forma balance sheet is presented as if the merger had occurred on September 30, 2017. The pro forma statements of operations for the year ended December 31, 2016, and the nine months ended September 30, 2017, are presented as if the merger had occurred on January 1, 2016. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger and, with respect to the statements of operations only, are expected to have a continuing impact on the combined results.

The pro forma financial statements have been prepared using the acquisition method of accounting using the accounting guidance in ASC 805, with SandRidge treated as the acquirer. The acquisition method of accounting is dependent upon certain valuations and other studies that have yet to commence or progress to a stage where there is sufficient information for a definitive measure. Accordingly, the pro forma adjustments are preliminary, have been made solely for the purpose of providing pro forma financial statements, and are subject to revision based on a final determination of fair value as of the date of acquisition. Differences between these preliminary estimates and the final acquisition accounting may have a material impact on the accompanying pro forma financial statements and the combined company’s future results of operations and financial position.

The pro forma financial statements are provided for informational purposes only and do not purport to represent what the actual consolidated results of operations or the consolidated financial position of SandRidge would have been had the merger occurred on the dates assumed, nor are they necessarily indicative of future consolidated results of operations or consolidated financial position.

2.	Pro Forma Adjustments and Assumptions

The adjustments are based on currently available information and certain assumptions that SandRidge believes are reasonable. The actual effects of these transactions will differ from the pro forma adjustments. A general description of these transactions and adjustments are provided as follows:

(a)	Reclassification of Bonanza Creek’s inventory of oilfield equipment to proved properties to conform to SandRidge’s presentation.

(b)	Reclassification of the long-term ad valorem taxes liability to other long-term obligations to conform to SandRidge’s presentation.

(c)	Adjustments to reflect the estimated value of net consideration to be paid by SandRidge in the merger, the adjustment of the historical book values of Bonanza Creek’s assets and liabilities as of September 30, 2017 to their estimated fair values and the elimination of Bonanza Creek’s historical equity balances. The following table represents the preliminary purchase price allocation to the assets acquired and liabilities assumed from Bonanza Creek. This preliminary purchase price allocation has been used to prepare pro forma adjustments in the pro forma balance sheet and the pro forma statements of operations. The final purchase price allocation will be determined when SandRidge has completed the detailed valuations and necessary calculations subsequent to closing the merger. The final purchase price allocation will differ from these estimates and could differ materially from the preliminary allocation used in the pro forma adjustments. SandRidge expects to finalize its allocation of the merger consideration as soon as practicable after completion of the merger.

The preliminary purchase price allocation is subject to change as a result of several factors, including but not limited to:

•	changes in the estimated fair value of the shares of SandRidge common stock issued as consideration to the Bonanza Creek stockholders, based on SandRidge’s share price at the effective time of the merger;

•	changes in the estimated fair value of the Bonanza Creek assets acquired and liabilities assumed as of the date of the merger, which could result from changes in future commodity prices, reserve estimates, inclusion of drilling synergies, other changes in cost assumptions, interest rates and other facts and circumstances existing at the closing date of the merger compared to the filing date of the pro forma financial statements; and

•	the risk factors described in the section entitled “Risk Factors.”

Preliminary Purchase Price Allocation
(in thousands)
Consideration:
Fair value of SandRidge common stock to be issued	$367,915
Cash consideration	398,000

Total consideration	765,915
Fair value of liabilities assumed:
Current liabilities	72,720
Long term liabilities	38,276

Amount attributable to liabilities assumed	110,996
Fair value of assets acquired:
Cash	31,096
Other current assets	35,011
Proved oil and natural gas properties	679,146
Unproved properties	122,739
Other property, plant, and equipment	6,163
Other long term assets	2,756

Amount attributable to assets acquired	$876,911

Pursuant to the merger agreement, SandRidge will acquire all of the outstanding shares of common stock of Bonanza Creek in a cash-and-stock transaction valued at $36.00 per share. The consideration consists of $19.20 in cash and $16.80 of SandRidge shares for each Bonanza Creek share, subject to a collar mechanism described below. This purchase price implies a total transaction value of approximately $765.9 million, composed of $398.0 million in cash and 19,898,072 shares of SandRidge common stock, based on SandRidge’s volume weighted average stock price over the 20 business days ending December 4, 2017 of $17.17. The stock portion will be subject to a collar based on the volume weighted average price of SandRidge’s common shares over the 20 business days ending on the third business day prior to closing (previously referred to herein as the SandRidge average stock price). If the SandRidge average stock price is greater than or equal to $17.50, but less than or equal to $21.38, Bonanza Creek stockholders will receive a number of SandRidge shares between 0.7858 and 0.9600 equal to $16.80 in value per Bonanza Creek share. Bonanza Creek stockholders will receive 0.9600 SandRidge common shares if the SandRidge average stock price is below $17.50 and 0.7858 SandRidge common shares if the SandRidge average stock price is above $21.38. Based on the collar, the actual number of SandRidge shares issuable as part of the merger consideration will range from 16,287,401 to 19,898,072 shares.

From November 14, 2017, the last trading date prior to the transaction’s initial announcement, to December 4, 2017, the preliminary amount of SandRidge’s merger consideration to be transferred increased by approximately 1.0 million shares as a result of the decrease in the share price for SandRidge’s common stock from $19.44 to $17.17 based on the volume weighted average share price for the last 20 days as of December 4, 2017. The final value of total merger consideration paid by SandRidge will be determined based on the actual number of SandRidge shares issued and the market price of SandRidge’s common stock at the effective time of the merger.

The pro forma fair value of natural gas and oil properties to be acquired includes the following (in thousands):

Proved properties	$679,146
Unproved properties	122,739

Pro forma fair value of natural gas and oil properties acquired	$801,885

NYMEX strip pricing as of December 4, 2017 was utilized in determining the pro forma fair value of proved reserves at a discount rate of 9.0%, after adjustment for expenses and basis differential. An increase or decrease in commodity price as of the closing date of the merger will result in a corresponding increase or decrease in the fair value of proved properties.

(d)	Adjustment to record cash received from borrowings to fund acquisition purchase price.

(e)	Adjustment to include Bonanza Creek wells in progress recorded in accordance with the successful efforts method of accounting in unproved properties in accordance with the full cost method of accounting.

(f)	Adjustment to eliminate Bonanza Creek’s historical oil and natural gas related depreciation, depletion and impairment, which was calculated in accordance with the successful efforts method of accounting.

(g)	Accrual for estimated transaction costs related to the merger to be incurred by SandRidge and Bonanza Creek for services including advisory, underwriting, banking, legal and accounting fees that will not be capitalized as part of the merger. SandRidge and Bonanza Creek will expense these costs as incurred. There were no transaction costs recognized by SandRidge or Bonanza Creek during the nine months ended September 30, 2017.

(aa)	Reclassification of Bonanza Creek’s ad valorem taxes to production expense to conform to SandRidge’s presentation.

(bb)	Reclassification of Bonanza Creek’s 2016 non-full cost pool depreciation and amortization to depreciation, depletion and amortization—other to conform to SandRidge’s presentation.

(cc)	Reclassification of Bonanza Creek 2016 employee termination benefits recorded in G&A to conform to SandRidge’s presentation.

(dd)	Reclassification of Bonanza Creek’s loss on derivative contracts from other income (expense) to operating expense to conform to SandRidge’s presentation.

(ee)	Adjustment to eliminate Bonanza Creek contract deficiency payments which would have been capitalized as drilling and completion costs under the full cost method of accounting.

(ff)	Reclassification of Bonanza Creek’s gain on sale of assets to other operating expense to conform to SandRidge’s presentation.

(gg)	Adjustment to eliminate Bonanza Creek’s exploration costs which were recorded under the successful efforts method of accounting from operating expenses in accordance with the full cost method of accounting.

(hh)	Adjustment to eliminate Bonanza Creek’s historical oil and natural gas related depletion and depreciation, which was calculated under the successful efforts method of accounting.

(ii)	Adjustment to record pro forma oil and natural gas related depletion for Bonanza Creek calculated in accordance with the full cost method of accounting and utilizing the fair value established for Bonanza Creek’s proved properties as of September 30, 2017.

(jj)	Adjustment to eliminate Bonanza Creek’s historical oil and natural gas property impairment recorded in accordance with the successful efforts method of accounting.

(kk)	Adjustment to record the pro forma impairment of oil and natural gas properties for Bonanza Creek in accordance with the full cost method of accounting and utilizing the fair value established for Bonanza Creek’s proved properties as of September 30, 2017.

(ll)	Adjustment to record the pro forma interest expense on borrowings of $233.7 million incurred to finance the transaction utilizing applicable base and LIBOR interest rates under the SandRidge’s credit facility on December 4, 2017. A 0.125% increase or decrease in interest rates would result in a change in net interest expense of approximately $0.1 million for both the nine months ended September 30, 2017 and the year ended December 31, 2016.

(mm)	Capitalization of interest costs on borrowings incurred to finance the acquisition of unproved properties in the transaction.

(nn)	Represents the adjusted weighted-average shares outstanding calculated as follows (in thousands):

SandRidge weighted average historical shares outstanding	18,967
New SandRidge shares of common stock to be issued	19,898

Weighted average number of common shares outstanding	38,865

(oo)	Represents the adjusted weighted-average shares outstanding calculated as follows (in thousands):

SandRidge basic weighted average historical shares outstanding	31,750
New SandRidge shares of common stock to be issued	19,898

Weighted average number of basic common shares outstanding	51,648

SandRidge weighted average historical shares outstanding	31,984
New SandRidge shares of common stock to be issued	19,898

Weighted average number of diluted common shares outstanding	51,882

(pp)	The pro forma pre-tax adjustments resulted in no income tax expense (benefit) being recorded in the pro forma statement of operations for the periods ended September 30, 2017 and December 31, 2016. Both SandRidge and Bonanza Creek had previously established valuation allowances against their net deferred tax assets due to determinations that it was more likely than not that some or all of their deferred tax assets would not be realized. SandRidge concluded that it was appropriate to maintain the valuation allowance for both companies, which resulted in an effective tax rate of zero being applied for purposes of estimating the tax impact of the pro forma adjustments.

The pro forma financial statements do not reflect any compensation related adjustments as certain personnel matters are evolving and any recurring impact from compensation adjustments would not be factually supportable. In addition, the combined pro forma financial statements do not reflect the realization of any expected cost savings or other synergies from the merger as a result of restructuring activities and other cost savings initiatives. Although SandRidge believes cost savings and other synergies will be realized following the business combination, there can be no assurance that cost savings or any other synergies will be achieved in full or at all. In addition, the pro forma financial statements do not reflect the planned restructuring charges associated with these cost savings, which are expected to be expensed in SandRidge’s statement of operations.

3.	Supplemental Pro Forma Natural Gas, NGLs and Crude Oil Reserves Information

The following tables present the estimated pro forma combined net proved developed and undeveloped, natural gas, NGLs and crude oil reserves as of December 31, 2016, along with a summary of changes in quantities of net remaining proved reserves during the year ended December 31, 2016. The pro forma reserve information set forth below gives effect to the merger as if the transaction had occurred on January 1, 2016.

Additionally, SandRidge’s reorganization under Chapter 11 did not result in the divestiture of any oil and natural gas properties. As a result, reserves data were not significantly impacted by the reorganization and, therefore the SandRidge predecessor and the SandRidge successor 2016 reserves data has been presented on a combined basis for the year ended December 31, 2016, in the tables below.

The following estimated pro forma reserve information is not necessarily indicative of the results that might have occurred had the merger taken place on January 1, 2016 and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors.”

	Natural Gas (Bcf)(1)
	SandRidge Historical	Bonanza Creek Historical	SandRidge Pro Forma Combined
Balance—December 31, 2015	1,113.8	144.2	1,258.0
Adoption of ASU 2015-02	(50.5)	—	(50.5)
Revisions of previous estimates	(414.6)	(9.1)	(423.7)
Extensions, discoveries and other additions	18.3	15.1	33.4
Purchase of natural gas in place	—	—	—
Divestitures	(145.3)	(.3)	(145.6)
Production	(56.9)	(11.9)	(68.8)

Balance—December 31, 2016	464.8	138.0	602.8

Proved developed reserves as of
December 31, 2015	964.6	77.5	1,042.1
December 31, 2016	393.0	85.9	478.9
Proved undeveloped reserves as of
December 31, 2015	149.2	66.7	215.9
December 31, 2016	71.8	52.1	123.4

(1)	One thousand Bbl equals approximately 6 million cubic feet (MMcf)

	NGLs (MBbls)
	SandRidge Historical	Bonanza Creek Historical	SandRidge Pro Forma Combined
Balance—December 31, 2015	61,075	19,918	80,993
Adoption of ASU 2015-02	(3,695)	—	(3,695)
Revisions of previous estimates	(20,336)	(2,987)	(23,323)
Extensions, discoveries and other additions	920	2,142	3,062
Divestitures	—	—	—
Acquisitions	—	(35)	(35)
Production	(4,357)	(1,491)	(5,848)

Balance—December 31, 2016	33,607	17,547	51,154

Proved developed reserves as of
December 31, 2015	51,089	10,359	61,448
December 31, 2016	29,290	9,951	39,241
Proved undeveloped reserves as of
December 31, 2015	9,986	9,559	19,545
December 31, 2016	4,317	7,596	11,913

	Oil (MBbls)
	SandRidge Historical	Bonanza Creek Historical	SandRidge Pro Forma Combined
Balance—December 31, 2015	77,911	57,393	135,304
Adoption of ASU 2015-02	(6,971)	—	(6,971)
Revisions of previous estimates	(15,995)	(9,020)	(25,015)
Extensions, discoveries and other additions	3,855	6,133	9,988
Purchase of oil in place	—	—
Divestitures	(387)	(100)	(487)
Production	(5,529)	(4,310)	(9,839)

Balance—December 31, 2016	52,884	50,096	102,980

Proved developed reserves as of
December 31, 2015	48,639	28,892	77,531
December 31, 2016	25,911	26,313	52,224
Proved undeveloped reserves as of
December 31, 2015	29,272	28,501	57,773
December 31, 2016	26,973	23,783	50,756

The pro forma standardized measure of discounted future net cash flows relating to proved natural gas, NGLs and crude oil reserves as of December 31, 2016 is as follows (in thousands):

	SandRidge Historical	Bonanza Creek Historical	SandRidge Pro Forma Combined
Future cash flows	$3,136,762	$2,424,415	$5,561,177
Future production costs	(1,454,798)	(1,365,765)	(2,820,563)
Future development costs	(665,516)	(468,804)	(1,134,320)
Future income tax expense	(142)	(-)	(142)

Future net cash flows	1,016,306	589,846	1,606,152
10% annual discount for estimated timing of cash flows	(577,942)	(312,891)	(890,833)

Standardized measure of discounted future net cash flows	$438,364	$276,955	$715,319

The changes in the pro forma standardized measure of discounted future net cash flows relating to proved oil, natural gas and NGL reserves for the year ended December 31, 2016 are as follows (in thousands):

	SandRidge Historical Successor	SandRidge Historical Predecessor	Bonanza Creek Historical	SandRidge Pro Forma Combined
Beginning present value	$392,604	$1,314,562	$327,816	$1,642,378
Changes during the year
Adoption of ASU 2015-02	—	(224,965)	—	(224,965)
Revenues less production and other costs	(70,668)	(144,256)	(123,494)	(338,418)
Net changes in prices, production and other costs	35,684	(394,173)	(126,536)	(485,025)
Development costs incurred	7,941	69,080	19,701	96,722
Net changes in future development costs	(291,232)	436,041	281,062	425,871
Extensions and discoveries	14,986	12,449	22,800	50,235
Revisions of previous quantity estimates	308,374	(728,254)	(182,938)	(602,818)
Accretion of discount	9,375	91,337	32,782	133,494
Net change in income taxes	—	402	—	402
Purchases of reserves in-place	—	—	—	—
Sales of reserves in-place	—	(13,314)	16	(13,298)
Timing differences and other	31,300	(26,305)	25,746	30,741

Net change for the year	45,760	(921,958)	(50,861)	(927,059)

Ending present value	$438,364	$392,604	$276,955	$715,319

DESCRIPTION OF SANDRIDGE CAPITAL STOCK

The following description of the material terms of the SandRidge capital stock is a summary only and is not a complete description of such terms. Following completion of the merger, the rights of the holders of SandRidge common stock will be governed by the DGCL, the Amended and Restated Certificate of Incorporation of SandRidge (the “SandRidge certificate of incorporation”), the Amended and Restated Bylaws of SandRidge (the “SandRidge bylaws”), the Certificate of Designations of Series B Junior Participating Preferred Stock of SandRidge (the “SandRidge certificate of designations”) and the Stockholder Rights Agreement dated November 26, 2017 between SandRidge and American Stock Transfer & Trust Company, LLC (the “SandRidge stockholder rights plan”). Copies of the SandRidge certificate of incorporation and the SandRidge bylaws are Exhibits hereto and a copy of the SandRidge certificate of designations and the SandRidge stockholder rights plan are filed as exhibits to Form 8-K filed by SandRidge on November 27, 2017, and each of the SandRidge certificate of incorporation, the SandRidge bylaws, the SandRidge certificate of designations and the SandRidge stockholder rights plan are incorporated by reference into this joint proxy statement/prospectus. See also “Where You Can Find More Information.” SandRidge and Bonanza Creek urge you to read the SandRidge certificate of incorporation, the SandRidge bylaws and the SandRidge stockholder rights plan carefully and in their entirety.

General

Pursuant to the SandRidge certificate of incorporation, SandRidge is authorized to issue up to 300,000,000 shares of capital stock, consisting of (i) 250,000,000 shares of common stock, par value $0.001 per share, and (ii) 50,000,000 shares of preferred stock, par value $0.001 per share (“SandRidge preferred stock”), of which 50,000 have been designated as Series B Junior Participating Preferred Stock (“SandRidge series B preferred stock”) in connection with the SandRidge stockholder rights plan. As of                , there were                shares of SandRidge common stock and no shares of SandRidge preferred stock issued and outstanding.

SandRidge Common Stock

Voting Rights

Each share of SandRidge common stock is entitled to one vote on all matters requiring a vote of stockholders, other than any vote regarding an amendment to the SandRidge certificate of incorporation (including any certificate of designations relating to any class or series of SandRidge preferred stock) that relates solely to the terms of one or more outstanding classes or series of SandRidge preferred stock if the holders of such affected class or series are entitled to vote thereon.

Subject to the rights of the holders of any class or series of preferred stock to elect additional directors under specific circumstances, as may be set forth in the certificate of designations for such class or series of preferred stock, at any meeting at which directors are to be elected, so long as a quorum is present, the directors shall be elected by a majority of the votes validly cast in such election. However, if there is a contested election of directors, the directors will be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors. Stockholders do not have cumulative voting rights in elections of directors.

Dividend Rights

Subject to the rights granted to any SandRidge preferred stock, the holders of shares of SandRidge common stock shall be entitled to receive ratably in proportion to the number of shares of SandRidge common stock held by them such dividends and distributions (payable in cash, stock or otherwise), if any, as may be declared thereon by the SandRidge board, at any time and from time to time, out of any assets or funds of SandRidge legally available therefor. Delaware law prohibits the payment of dividends if SandRidge is insolvent or if SandRidge would become insolvent after the dividend.

Liquidation and Other Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding-up of SandRidge, the holders of shares of SandRidge common stock shall be entitled to receive all of the remaining assets of SandRidge available for distribution to its stockholders, ratably in proportion to the number of shares of SandRidge common stock held by them remaining after payment of all liquidation preferences, if any, applicable to any outstanding SandRidge preferred stock. A liquidation, dissolution or winding-up of SandRidge, as such terms are used in this paragraph, shall not be deemed to be occasioned by or to include any consolidation or merger of SandRidge with or into any other corporation or corporations or other entity or a sale, lease, exchange or conveyance of all or a part of the assets of SandRidge.

Exchange Listing

SandRidge common stock is listed on the NYSE and trades under the symbol “SD.”

Transfer Agent and Registrar

The transfer agent and registrar for SandRidge common stock is American Stock Transfer & Trust Company, LLC.

Miscellaneous

The holders of SandRidge common stock do not have preemptive rights or conversion rights, and there are no redemption or sinking fund provisions applicable to SandRidge’s common stock. Holders of fully paid shares of SandRidge’s common stock are not subject to any liability for further calls or assessments.

SandRidge Preferred Stock

Under Delaware law and the SandRidge certificate of incorporation, the SandRidge board is authorized to issue shares of preferred stock from time to time in one or more series without stockholder approval (other than any approval that may otherwise be required pursuant to the terms of any class or series of SandRidge preferred stock then outstanding). Subject to limitations prescribed by Delaware law, the SandRidge certificate of incorporation, the SandRidge certificate of designations and the SandRidge bylaws, the SandRidge board can (i) determine the designations, powers, preferences, rights, qualifications, limitations and restrictions of that class or series, (ii) divide, at its option, such SandRidge preferred stock into classes or series and determine variations, if any, between any classes or series so established and (iii) increase or decrease the number of shares of any such class or series to the extent permitted by law. Of the authorized 50,000,000 shares of SandRidge preferred stock, 50,000 have been designated as Series B Junior Participating Preferred Stock in connection with the SandRidge stockholder rights plan and reserved for issuance thereunder. No other series of SandRidge preferred stock has been designated, and no shares of SandRidge preferred stock were outstanding as of the date of this joint proxy statement/prospectus.

Anti-Takeover Effect of SandRidge’s Governing Documents, Stockholder Rights Plan and Delaware General Corporation Law

General

Pursuant to the terms of the SandRidge certificate of incorporation, SandRidge has opted out of Section 203 of the DGCL regarding certain restrictions on business combinations.

However, the SandRidge certificate of incorporation and the SandRidge bylaws contain certain provisions that may delay or prevent a transaction or a change in control of SandRidge. Certain of these provisions include, but are not limited to, the following matters:

•	the SandRidge board may, without further action by the stockholders of SandRidge, issue up to 50,000,000 shares of preferred stock in one or more classes or series and, with respect to each class or series, determine the designations, powers, preferences, rights, qualifications, limitations and restrictions thereof;

•	the holders of SandRidge common stock may only take an action at an annual or special meeting and not by written consent;

•	special meetings of the holders of SandRidge common stock may only be called by SandRidge’s Chief Executive Officer, the Chairman of the SandRidge board, the SandRidge board or SandRidge’s secretary at the written request of holders of record of at least 25% of the voting power of the outstanding capital stock of SandRidge entitled to vote at the time of such written request;

•	the SandRidge bylaws may be amended by the SandRidge board without stockholder approval; provided that no bylaw adopted by SandRidge’s stockholders may be amended, repealed or readopted by the SandRidge board if such bylaw provides that it may not be amended, repealed or readopted by the SandRidge board;

•	the SandRidge bylaws contain advance notice procedures for SandRidge’s stockholders to submit nominations of candidates for election to the SandRidge board and other proposals to be brought before a stockholder’s meeting; and

•	the Delaware Court of Chancery, subject to jurisdictional limits, is designated as the sole and exclusive forum for certain legal claims and actions.

Stockholder Rights Plan

On November 26, 2017, the SandRidge board declared a dividend of one right for each share of SandRidge common stock, to be paid to the stockholders of record as of the close of business on December 6, 2017. Each such right entitles the holder, subject to the terms of the SandRidge stockholder rights plan to purchase from SandRidge one one-thousandth of a share of the SandRidge series B preferred stock at a price of $76.00, subject to certain adjustments. Such rights are not exercisable until the earlier to occur of (i) the close of business on the 10th business day following a public announcement or filing that a person has, or a group of affiliated or associated persons or persons acting in concert have, become an “acquiring person,” which is defined as a person or group of affiliated or associated persons or persons acting in concert who, at any time after the date of the SandRidge stockholder rights plan, have acquired, or obtained the right to acquire, beneficial ownership of 10% or more of the SandRidge common stock, subject to certain exceptions, or (ii) the close of business on the 10th business day (or such other date as may be determined by action of the SandRidge board prior to such time as any person or group of affiliated or associated persons or persons acting in concert become an acquiring person) after the commencement of, or announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in any person becoming an acquiring person (the earlier of such dates being called the “distribution date”). Any SandRidge stockholder or group that beneficially owned 10% or more of the SandRidge common stock as of November 26, 2017 is grandfathered at its then-current ownership level, but the rights under the SandRidge stockholder rights plan (the “rights”) will become exercisable if at any time thereafter such stockholder or group increases its ownership of SandRidge common stock. Certain synthetic interests in securities created by derivative positions, whether or not such interests are considered to be ownership of the underlying SandRidge common stock or are reportable for purposes of Regulation 13D of the Exchange Act, as amended, are treated as beneficial ownership of the number of shares of SandRidge common stock equivalent to the economic exposure created by the derivative position, to the extent actual shares of the SandRidge common stock are directly or indirectly held by counterparties to the derivatives contracts.

The rights, which are not exercisable until the distribution date, will expire at the earliest to occur of (i) the close of business on November 26, 2018, (ii) the time at which the rights are redeemed pursuant to the SandRidge stockholder rights plan, (iii) the time at which the rights are exchanged pursuant to the SandRidge stockholder rights plan, (iv) the close of business on the first day after SandRidge’s 2018 annual meeting of stockholders, if stockholder approval has not been obtained on or prior to the close of business on the first day after SandRidge’s 2018 annual meeting of stockholders or (v) the time at which the rights are terminated upon the closing of any merger or other acquisition transaction involving SandRidge pursuant to a merger or other acquisition agreement that has been approved by the SandRidge board prior to any person becoming an acquiring person.

At any time before any person or group of affiliated or associated persons or persons acting in concert become an acquiring person, the SandRidge board may redeem the rights in whole, but not in part, at a price of $0.001 per right (subject to certain adjustments).

In addition, if a qualifying offer (as described below) is made, a sufficient number of shares of SandRidge common stock have been tendered into the qualifying offer and not withdrawn to meet the minimum tender condition (as defined below) and the SandRidge board has not redeemed the outstanding rights or exempted such offer from the terms of the SandRidge stockholder rights plan or has not called a special meeting of stockholders for the purpose of voting on whether or not to exempt such qualifying offer from the terms of the SandRidge stockholder rights plan, in each case after 90 calendar days from the commencement of the qualifying offer (the “board evaluation period”), the record holders of at least 10% of the outstanding shares of SandRidge common stock may request, no later than 90 calendar days following the board evaluation period, the SandRidge board to submit to a vote of stockholders at a special meeting of the stockholders of SandRidge a resolution exempting such qualifying offer from the provisions of the SandRidge stockholder rights plan.

A “qualifying offer” is an offer that is determined by the SandRidge board to have (among others) the following characteristics:

•	an offer that has commenced within the meaning of Rule 14d-2(a) under the Exchange Act;

•	a fully-financed, all-cash tender offer, or an exchange offer offering shares of common stock of the offeror, or a combination thereof, in each such case for all of the outstanding shares of SandRidge common stock at the same per-share consideration;

•	an offer that is conditioned on a minimum of at least a majority of (a) the shares of the SandRidge common stock outstanding on a fully-diluted basis; and (b) the outstanding shares of the SandRidge common stock not held by the offeror (or such offeror’s affiliates or associated persons) being tendered and not withdrawn as of the offer’s expiration date, which condition shall not be waivable (the “minimum tender condition”);

•	an offer that is subject only to the minimum tender condition and other customary terms and conditions, which conditions shall not include any financing, funding or similar conditions or any requirements with respect to the offeror or its agents being permitted any due diligence on SandRidge; and

•	an offer pursuant to which SandRidge and its stockholders have received an irrevocable written commitment of the offeror that no amendments will be made to the offer to reduce the consideration being offered or to otherwise change the terms of the offer in a way that is adverse to a tendering stockholder.

Each share of SandRidge series B preferred stock will be entitled to receive, when, as and if declared, a preferential per share quarterly dividend payment equal to the greater of (i) $1.00 per share or (ii) 1,000 times the aggregate per share amount of all cash dividends declared per share of SandRidge common stock, and 1,000 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions declared per share of SandRidge common stock. Each share of SandRidge series B preferred stock will entitle the holder thereof to 1,000 votes on all matters submitted to a vote of the stockholders of SandRidge. In the event of any merger, consolidation or other transaction in which shares of SandRidge common stock are converted or exchanged, each share of SandRidge series B preferred stock will be entitled to receive 1,000 times the amount received per share of SandRidge common stock.

Additional descriptions of the SandRidge stockholder rights plan may be found in either the form 8-A12B filed with the SEC on November 27, 2017 or the Form 8-K filed with the SEC on November 27, 2017, which filings are incorporated herein by reference. The description and terms of the rights are set forth in the SandRidge stockholder rights plan, which agreement is on file with the SEC and incorporated herein by reference.

Registration Rights Agreement

SandRidge is a party to a registration rights agreement dated October 4, 2016 with certain holders of the SandRidge common stock (the “registration rights agreement”). Certain parties to the registration rights agreement have the right to request SandRidge to file with the SEC a registration statement on Form S-1 or S-3 of all or any portion of the Registrable Securities (as defined in the registration rights agreement) held by such required holders.

COMPARISON OF RIGHTS OF COMMON STOCKHOLDERS OF SANDRIDGE AND COMMON STOCKHOLDERS OF BONANZA CREEK

Each of SandRidge and Bonanza Creek is incorporated in Delaware. The rights of each Bonanza Creek stockholder are governed by the DGCL, the Third Amended and Restated Certificate of Incorporation of Bonanza Creek (the “Bonanza Creek certificate of incorporation”), and the Fourth Amended and Restated Bylaws of Bonanza Creek (the “Bonanza Creek bylaws”). The rights of each SandRidge stockholder, upon completion of the merger, will continue to be governed by the DGCL, but will become subject to the SandRidge certificate of incorporation and the SandRidge bylaws. The following is a summary of the material differences between the rights of SandRidge stockholders and the rights of Bonanza Creek stockholders, but does not purport to be a complete description of those differences. These differences may be determined in full by reference to the DGCL, the SandRidge certificate of incorporation, the Bonanza Creek certificate of incorporation, the SandRidge bylaws and the Bonanza Creek bylaws. The SandRidge certificate of incorporation, the Bonanza Creek certificate of incorporation, the SandRidge bylaws, and the Bonanza Creek bylaws are subject to amendment in accordance with their terms. Copies of the governing corporate instruments are available, without charge, to any person, including any beneficial owner to whom this document is delivered, by following the instructions listed under “Where You Can Find More Information.”

SandRidge	Bonanza Creek

AUTHORIZED CAPITAL STOCK

SandRidge is authorized under the SandRidge certificate of incorporation to issue 250,000,000 shares of common stock, par value $0.001 per share, and 50,000,000 shares of preferred stock, par value $0.001 per share.

As of the close of business on                , 2018, SandRidge had                shares of common stock and no shares of preferred stock issued and outstanding.

It is estimated that SandRidge will issue up to 19,898,072 shares of SandRidge common stock to Bonanza Creek stockholders, calculated pursuant to the maximum possible exchange ratio.

Bonanza Creek is authorized under the Bonanza Creek certificate of incorporation to issue 225,000,000 shares of common stock, par value $0.01 per share, and 25,000,000 shares of preferred stock, par value $0.01 per share.

As of the close of business on                , 2018, Bonanza Creek had                shares of common stock and no shares of preferred stock issued and outstanding.

PREFERRED STOCK

The SandRidge board may, without any action or vote by SandRidge stockholders (except as may otherwise be provided by the terms of any class or series of preferred stock then outstanding), authorize by resolution or resolutions from time to time the issuance of one or more classes or series of preferred stock for such consideration and pursuant to such terms and conditions as it may decide, to determine the designations and the powers, preferences, rights, qualifications, limitations and restrictions of the preferred stock, to divide at its option such preferred stock into classes or series and determine variations, if any, between any classes or series so established and to increase or decrease the	The Bonanza Creek board is authorized, without any further action or vote by Bonanza stockholders and subject to limitations prescribed by the DGCL and the provisions of the Bonanza Creek certificate of incorporation, to provide, by resolution or resolutions from time to time and by filing a certificate of designations pursuant to the DGCL, for the issuance of the shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series, to fix the powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series and to fix the qualifications, limitations or

SandRidge	Bonanza Creek
number of shares of any such class or series to the extent permitted by law, without any further vote or action by the stockholders.	restrictions thereof, without any further vote or action by the stockholders.

DIVIDENDS

The SandRidge board may from time to time declare, and SandRidge may pay, dividends on its outstanding shares of capital stock, which dividends may be paid in either cash, property or shares of capital stock of SandRidge out of SandRidge’s surplus or, if there be no surplus, net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Since emerging from bankruptcy on October 4, 2016, SandRidge has not paid a dividend and has no current intention to pay a dividend.

The Bonanza Creek board may from time to time declare, and Bonanza may pay, dividends upon the outstanding shares of capital stock of Bonanza Creek out of Bonanza Creek’s surplus or, if there be no surplus, net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

Since emerging from bankruptcy on April 28, 2017, Bonanza Creek has not paid a dividend and has no current intention to pay a dividend.

VOTING RIGHTS

Ordinary Matters

Each holder of SandRidge common stock is entitled to one vote per share on all matters to be voted on by the stockholders of SandRidge.

Extraordinary Matters

The DGCL generally requires that any merger, consolidation or sale of substantially all the assets of a corporation be approved by a vote of a majority of all outstanding shares entitled to vote thereon. Neither the SandRidge certificate of incorporation nor the SandRidge bylaws contain provisions related to voting rights in an extraordinary transaction.

Ordinary Matters

Each holder of Bonanza Creek common stock is entitled to one vote per share on all matters to be voted on by the stockholders of Bonanza Creek.

Extraordinary Matters

The DGCL generally requires that any merger, consolidation or sale of substantially all the assets of a corporation be approved by a vote of a majority of all outstanding shares entitled to vote thereon. Neither the Bonanza Creek certificate of incorporation nor the Bonanza Creek bylaws contain provisions related to voting rights in an extraordinary transaction.

Whenever a compromise or arrangement is proposed between Bonanza Creek and its creditors and/or the Bonanza Creek stockholders, a majority in number representing three-fourths in value of the creditors and/or the Bonanza Creek stockholders may agree to said compromise or arrangement and to any reorganization of Bonanza Creek as a consequence thereof. Any such reorganization, if sanctioned by a court, shall be binding on all creditors and/or stockholders.

SandRidge	Bonanza Creek

QUORUM

The holders of a majority of the shares entitled to vote at a meeting of stockholders, and who are present in person or represented by proxy, constitute a quorum. Where a separate vote by a class or series is required, a majority of the outstanding shares of such class or series, present in person or represented by proxy, constitutes a quorum with respect to that matter.

The holders of a majority of the shares entitled to vote at a meeting of stockholders, and who are present in person or represented by proxy, constitute a quorum. Where a separate vote by a class or series is required, a majority of the outstanding shares of such class or series, present in person or represented by proxy, constitutes a quorum with respect to that matter.

SPECIAL MEETINGS OF STOCKHOLDERS

Under the DGCL, special stockholder meetings of a corporation may be called by the corporation’s board of directors, or by any person or persons authorized to do so by the corporation’s certificate of incorporation or bylaws.

Under the SandRidge certificate of incorporation and the SandRidge bylaws, special meetings of stockholders of SandRidge may be called only by the chief executive officer, the chairman of the board, the SandRidge board pursuant to a resolution adopted by a majority of the total number of directors which SandRidge would have if there were no vacancies or by the secretary of SandRidge at the written request or requests of holders of record of at least 25% of the voting power of the outstanding capital stock of SandRidge entitled to vote on the matter or matters to be brought before the proposed special meeting, subject to certain requirements and limitations. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of the meeting.

Under the DGCL, special stockholder meetings of a corporation may be called by the corporation’s board of directors, or by any person or persons authorized to do so by the corporation’s certificate of incorporation or bylaws.

Under the Bonanza Creek certificate of incorporation, except as otherwise required by applicable law, special meetings of the stockholders of Bonanza Creek may be called only by the chairperson, the chief executive officer, president or the Bonanza Creek board pursuant to resolutions adopted by a majority of the total number of directors which Bonanza Creek would have if there were no vacancies, and no stockholder or any group thereof shall have the right to call a special meeting of the stockholders.

STOCKHOLDER PROPOSALS AND NOMINATIONS

Annual Meeting

Nominations of persons for election to the SandRidge board and the proposal of other business to be considered by the SandRidge stockholders at an annual meeting of stockholders may be made only (i) pursuant to SandRidge’s notice of meeting (or any supplement thereto), (ii) by or at the direction of the SandRidge board or any duly authorized committee thereof or (iii) by any stockholder of SandRidge who (a) was a stockholder of record at the time of giving of notice

Under the Bonanza Creek bylaws, stockholders may nominate one or more persons for election as directors at any annual meeting of stockholders or propose business to be brought before the annual meeting of stockholders, or both, only if (i) such business is a proper matter for stockholder action, (ii) the stockholder has given timely notice in proper written form of such director nomination(s) or such proposed business, and (iii) the stockholder is a stockholder of record of Bonanza Creek at the time

SandRidge	Bonanza Creek

provided for in the SandRidge bylaws and at the time of the annual meeting, (b) is entitled to vote at the meeting and (c) complies with the notice procedures set forth in the SandRidge bylaws as to such business or nomination, including without limitation by giving timely notice to the secretary.

To be timely, a stockholder’s notice shall be delivered to the secretary at the principal executive offices of SandRidge not earlier than the close of business on the 90th day and not later than the close of business on the 60th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the 90th day prior to the date of such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made by SandRidge.

To be in proper form, a stockholder’s notice to the secretary must:

•       set forth, as to the stockholder giving the notice (i) the name and address of such stockholder, as they appear on SandRidge’s books, (ii) various and detailed information about such stockholder’s equity and other related holdings, applicable arrangements and financial relationship to SandRidge, including without limitation, any such interests held by members of such stockholder’s immediate family sharing the same household, (iii) a description of any agreement, arrangement or understanding between or among such stockholder and any such beneficial owner, any of their respective affiliates or associates, and any other person or persons (including their names) in connection with the proposal of such nomination or other business, (iv) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other applicable filings, (v) a representation that the stockholder is a holder of record of stock of SandRidge entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to bring such nomination or other business before the meeting, and (vi) a representation as to whether such stockholder intends or is part of a group that of giving such notice and is entitled to vote at the annual meeting.

To be timely, a stockholder’s notice shall be delivered to and received by the secretary at the principal executive offices of Bonanza Creek not less than 120 days and not more than 150 days in advance of the first anniversary of the date of Bonanza Creek’s proxy statement released to stockholders for the preceding year’s annual meeting; provided, however, that in the event the date of the annual meeting has been changed by more than 30 days from the date of the previous year’s annual meeting or if no annual meeting was held during the previous year, delivery of such proposal by the stockholder, to be timely, must be so delivered not later than the close of business on the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period for the giving of a stockholder’s notice as described above.

To be in proper form, a stockholder’s notice shall be in writing and shall set forth (i) the name and address of the stockholder, as set forth in Bonanza Creek’s books and records, who intends to make the nomination(s) or propose the business and the beneficial owner, if any, on whose behalf the proposal is made, (ii) in the case of a nomination of director(s), (a) a description of all agreements, arrangements or understandings between the stockholder and each nominee or any other person or persons (naming such person or persons) pursuant to which the nomination(s) are to be made, (b) any other information relating to such nominee(s) that would be required to be included in a proxy statement filed under the current rules of the SEC, and (c) the nominee(s)’ written consent to serve as director if elected, and (iii) in the case of other business proposed to be brought before the annual meeting, (a) a brief description of such business, (b) the reasons for conducting such business at the annual meeting, (c) any material interest the stockholder has in such business, and (d) any other information that is required to be provided by the stockholder under the current rules of the SEC with respect to stockholder proposals.

SandRidge	Bonanza Creek

intends to (x) deliver a proxy statement or form of proxy to holders of at least the percentage of the voting power of SandRidge’s outstanding stock required to approve or adopt the proposal or to elect each such nominee or (y) otherwise to solicit proxies or votes from stockholders in support of such proposal or nomination. The information required under clauses (i), (ii), (iii) and (iv) above shall be supplemented by such stockholder not later than ten (10) days after the record date for notice of the meeting to disclose such information as of such record date;

•       if the notice relates to any business other than a nomination of a director or directors that the stockholder proposes to bring before the meeting, set forth (i) a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of such stockholder and beneficial owner, if any, in such business and (ii) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the SandRidge bylaws or the SandRidge certificate of incorporation, the language of the proposed amendment);

•       set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection to the SandRidge board (i) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected) and (ii) a reasonably detailed description of all direct and indirect compensatory, payment or other financial agreements, arrangements or understandings that such person has with any other person or entity other than SandRidge including the amount of any payment or payments received during the past 3 years or receivable in the future thereunder, in each case in         connection with candidacy or service as a director of SandRidge; and

•       with respect to each nominee for election or reelection to the SandRidge board, include a completed and signed questionnaire, representation and agreement required by the SandRidge bylaws.

The Bonanza Creek board, a committee thereof, the chief executive officer or the president may refuse to acknowledge the nomination of any person or the proposal of any business not made in compliance with the required procedures. Notwithstanding the foregoing provisions of the Bonanza Creek bylaws, a stockholder shall also comply with all applicable requirements of the Exchange Act, the rules and regulations thereunder, and all other policies and procedures of Bonanza Creek with respect to the matters set forth in the Bonanza Creek bylaws.

SandRidge	Bonanza Creek

SandRidge may require any proposed nominee to furnish such other information as may reasonably be required by SandRidge to determine the eligibility of such proposed nominee to serve as an independent director of SandRidge or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such nominee.

Special Meeting

Nominations of persons for election to the SandRidge board may be made at a special meeting of stockholders at which directors are to be elected pursuant to a notice of meeting (i) by or at the direction of the SandRidge board or any duly authorized committee thereof or (ii) if the SandRidge board has determined that directors shall be elected at such meeting, by any SandRidge stockholder who (a) is a stockholder of record at the time of giving of notice provided for in these bylaws and at the time of the special meeting, (b) is entitled to vote at the meeting, and (c) complies with the notice procedures set forth in the SandRidge bylaws.

In the event a special meeting of stockholders is called for the purpose of electing one or more directors to the SandRidge board, any such stockholder may nominate a person or persons, for election to such position(s) as specified in SandRidge’s notice of meeting, if the stockholder’s notice required by the SandRidge bylaws with respect to any nomination (including the completed and signed questionnaire, representation and agreement required by the SandRidge bylaws) shall be delivered to the secretary at the principal executive offices of SandRidge not earlier than the close of business on the 90th day prior to such special meeting and not later than the close of business on the later of the 60th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the SandRidge board to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

STOCKHOLDER ACTION BY WRITTEN CONSENT

Under the SandRidge bylaws, any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of stockholders at an annual or special meeting duly noticed and called, and may not be taken by written consent of stockholders without a meeting.	Under the Bonanza Creek certificate of incorporation, except as otherwise expressly provided by the terms of any series of preferred stock permitting the holders of such series of preferred stock to act by written consent, any action required or permitted to be taken by the stockholders of Bonanza

SandRidge	Bonanza Creek
Creek must be affected by a duly called annual or special meeting of the stockholders and may not be effected by any consent in writing by such stockholders in lieu of a meeting

NUMBER AND QUALIFICATION OF DIRECTORS

Under the SandRidge bylaws, the number of directors shall be fixed from time to time by the SandRidge board.

The board of directors of SandRidge currently has five directors. Pursuant to the terms of the merger agreement, upon and after the execution and filing of the certificate of merger contemplated thereby, the size of the SandRidge board will be increased to six directors and a director serving on the Bonanza Creek board as of the date of the merger agreement will be appointed to the SandRidge board, as described in more detail in the section entitled “The Merger Agreement—The SandRidge Board Following the Merger.”

Under the DGCL, directors need not be stockholders of SandRidge or residents of Delaware.

Under the Bonanza Creek bylaws, subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, the number of directors shall be fixed from time to time by the Bonanza Creek board.

The board of directors of Bonanza Creek currently has six directors.

Under the DGCL, directors need not be stockholders of Bonanza Creek or residents of Delaware.

ELECTION OF DIRECTORS

Subject to the rights of the holders of one or more series of preferred stock, directors of SandRidge are elected by a majority of the votes validly cast at the meeting; provided, however, that in a contested election, directors are elected by the vote of a plurality of the shares present in person or represented by proxy at the meeting and entitled to vote thereon.

Each director of SandRidge will be elected at the annual meeting of the stockholders and will hold office until such director’s successor is elected and qualified or until the director’s earlier death, resignation or removal. The SandRidge board is not classified.

Directors of Bonanza Creek are elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote thereon.

Each director of Bonanza Creek will be elected at the annual meeting of the stockholders and will hold office until such director’s successor is elected and qualified or until the director’s earlier death, resignation or removal. The Bonanza Creek board is not classified.

REMOVAL OF DIRECTORS

Under the SandRidge bylaws and in accordance with the DGCL, any director may be removed, with or without cause, at any time upon the affirmative vote of the holders of at least a majority in voting power of the outstanding shares of stock of SandRidge entitled to	Under the DGCL, any director or the entire Bonanza Creek board may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors, unless otherwise provided by the corporation’s certificate of

SandRidge	Bonanza Creek
vote generally for the election of directors, acting at a meeting of the stockholders.	incorporation. Neither the Bonanza Creek certificate of incorporation nor the Bonanza Creek bylaws contain director removal provisions.

VACANCIES ON THE BOARD OF DIRECTORS

Under the SandRidge bylaws, any vacancies on the SandRidge board for any reason and any newly created directorships shall be filled solely by the SandRidge board acting by a majority of the remaining directors then in office, even if they constitute less than a quorum, or by a sole remaining director. Each director so chosen will hold office until his or her successor is elected and qualified, except that a director chosen to fill a newly created directorship position will hold office until the next election of directors by the stockholders. If there are no directors in office, then an election of directors may be held in accordance with the DGCL.	Under the Bonanza Creek bylaws, vacancies and newly created directorships shall be filled solely by the affirmative vote of a majority of the directors then in office, although fewer than a quorum, or by a sole remaining director. Whenever the holders of any class or classes of stock or series thereof are entitled to elect one or more directors by the provisions of the Bonanza Creek certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by the affirmative vote of a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected. Each director so chosen shall hold office until the next election of directors and until such director’s successor has been elected and qualified

LIMITATION OF PERSONAL LIABILITY OF DIRECTORS

Under the SandRidge certificate of incorporation, no director of SandRidge shall be personally liable to SandRidge or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted by the DGCL. If the DGCL is amended to authorize the further elimination or limitation director liability, then the liability of a director of SandRidge will be eliminated or limited to the fullest extent authorized by the DGCL, as so amended.	The Bonanza Creek certificate of incorporation provides that no director of Bonanza Creek shall be liable to Bonanza Creek or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that the foregoing shall not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to Bonanza Creek or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the DGCL; or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of Bonanza Creek shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or modification of the applicable provisions of the Bonanza Creek certificate of incorporation shall be prospective only and shall not adversely affect any right or protection of, or any limitation of the liability of, a director of Bonanza Creek existing at, or arising out of facts or incidents occurring prior to, the effective date of such repeal or modification.

SandRidge	Bonanza Creek

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Under the SandRidge certificate of incorporation, each person (and the heirs, executors or administrators of such person) who was or is a party or is threatened to be made a party to, or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of SandRidge or is or was serving at the request of SandRidge as a director or officer of another corporation, partnership, joint venture, trust or other enterprise or nonprofit entity (including service with respect to employee benefit plans), shall be indemnified and held harmless by SandRidge to the fullest extent permitted by the DGCL. Other persons may also be indemnified to the extent authorized by the SandRidge board.

SandRidge will pay the expenses (including attorneys’ fees) incurred by any person in any such proceeding in advance of final disposition; provided, however, that advance payment will be made, to the extent required by the DGCL, only upon delivery to SandRidge of an undertaking to repay all advanced amounts if it is determined that such person is not entitled to indemnification.

SandRidge, by action of the SandRidge board, may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of SandRidge, or is or was serving at the request of SandRidge as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise or nonprofit entity, including service with respect to employee benefit plans, against any expense, liability or loss incurred by such person in any such capacity or arising out of such person’s status as such, whether or not SandRidge would have the power or the obligation to indemnify such person against such liability under the DGCL or the SandRidge certificate of incorporation.

The indemnification rights provided under the SandRidge certificate of incorporation or the SandRidge bylaws are not exclusive of any other rights to which those seeking indemnification and advance payment of expenses may be entitled.

SandRidge has acknowledged and agreed that (i) SandRidge will be the indemnitor of first resort with respect to any proceeding, expense, liability or matter, (ii) SandRidge will be primarily liable for any

Under the Bonanza Creek certificate of incorporation, Bonanza Creek shall have the power to indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of Bonanza Creek, any predecessor of Bonanza Creek or any subsidiary or affiliate of Bonanza Creek, or serves or served at any other enterprise as a director, officer, employee or agent at the request of Bonanza Creek or any predecessor to Bonanza Creek. Bonanza Creek shall indemnify any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of Bonanza Creek or any predecessor of Bonanza Creek, or serves or served at any other enterprise as a director or officer at the request of Bonanza Creek, any predecessor to Bonanza Creek or any subsidiary or affiliate of Bonanza Creek as and to the extent (and on the terms and subject to the conditions) set forth in the Bonanza Creek bylaws or in any contract of indemnification entered into by Bonanza Creek and any such person. Other persons may also be indemnified to the extent authorized by the Bonanza Creek board.

Bonanza Creek will pay the expenses (including attorneys’ fees) incurred by any person in any such proceeding in advance of final disposition; provided, however, that advance payment will be made, to the extent required by the DGCL, only upon delivery to Bonanza Creek of an undertaking to repay all advanced amounts if it is determined that such person is not entitled to indemnification.

The indemnification rights provided under the Bonanza Creek certificate of incorporation or the Bonanza Creek bylaws are not exclusive of any other rights to which those seeking indemnification and advance payment of expenses may be entitled.

SandRidge	Bonanza Creek
indemnification afforded to a person in respect of any such proceeding, expense, liability or matter, (iii) any indemnification obligation of any other person will be secondary to the indemnification obligations of SandRidge, (iv) SandRidge will indemnify and advance expenses to each person entitled to indemnification without regard to any rights such person may have against any other person, and (v) SandRidge has irrevocably waived, relinquished and released any other person from any claim of contribution, subrogation or any other recovery in respect of amounts paid by SandRidge.

CERTAIN BUSINESS COMBINATIONS

SandRidge has opted out of Section 203 of the DGCL.

The DGCL generally prohibits a corporation from engaging in a “business combination” with an “interested stockholder” (generally, one who beneficially owns 15% or more of the voting power) for a period of three years following the date that the stockholder became an “interested stockholder” unless:

•       prior to that time the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an “interested stockholder;”

•       upon completion of the transaction that resulted in the stockholder becoming an “interested stockholder,” the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, subject to specified adjustments; or

•       at or subsequent to that time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the “interested stockholder.”

A business combination generally includes:

•       mergers, consolidations and sales or other dispositions of 10% or more of the assets of a corporation to or with an interested stockholder;

•       specified transactions resulting in the issuance or transfer to an interested stockholder of any capital stock of the corporation or its subsidiaries; and

•       other transactions resulting in a disproportionate financial benefit to an interested stockholder.

SandRidge	Bonanza Creek

A corporation may elect not to be governed by Section 203 of the DGCL by opting out. Because Bonanza Creek did not opt out, it is governed by Section 203 of the DGCL. The board of directors of Bonanza Creek adopted resolutions approving the merger, rendering this statute inapplicable.

STOCKHOLDER RIGHTS PLAN

SandRidge is currently subject to the SandRidge stockholder rights plan, which would only be triggered if a person or group of persons acting in concert exceeds beneficial ownership of 10% or more of the SandRidge common stock. Stockholders that had beneficial ownership of over 10% as of November 26, 2017 are grandfathered in, but may not acquire additional shares without triggering the SandRidge stockholder rights plan.

The SandRidge board may redeem the SandRidge stockholder rights plan at any time, and the SandRidge stockholders may require the SandRidge board to redeem the SandRidge stockholder rights plan in the event of a qualifying offer pursuant to the procedures described in the SandRidge stockholder rights plan.

See the section entitled “Description of SandRidge Capital Stock—Anti-Takeover Effect of SandRidge’s Governing Documents, Stockholder Rights Plan and Delaware General Corporation Law” for additional information.

Bonanza Creek does not currently have in effect a stockholder rights plan.

AMENDMENT TO THE CERTIFICATE OF INCORPORATION

Under the SandRidge certificate of incorporation, SandRidge reserves the right to amend the SandRidge certificate of incorporation in any manner permitted by the DGCL and all rights and powers conferred upon stockholders, directors and officers therein are granted subject to this reservation.

Pursuant to §242 of the DGCL, the board of directors of SandRidge must adopt a resolution setting forth a proposed amendment to the SandRidge Certificate of Incorporation. The proposed amendment must be approved by holders of a majority of the outstanding SandRidge common stock entitled to vote on the amendment, as a single class.

Under certain circumstances, §242(b)(2) of the DGCL entitles the holders of the outstanding shares of each class to vote as a class on a proposed amendment,

Under the Bonanza Creek certificate of incorporation, Bonanza Creek reserves the right at any time, and from time to time, to amend, alter, change, or repeal any provision contained in the Bonanza Creek certificate of incorporation (including any preferred stock certificate of designation), and other provisions authorized by the laws of the State of Delaware may be added or inserted, in the manner now or hereafter prescribed by law, and all rights, preferences, and privileges of any nature conferred upon stockholders, directors, or any other persons by and pursuant to the Bonanza Creek certificate of incorporation are granted subject to this reservation.

Pursuant to §242 of the DGCL, the board of directors of Bonanza Creek must adopt a resolution setting forth a proposed amendment to the Bonanza Creek Certificate of Incorporation. The proposed

SandRidge	Bonanza Creek
regardless of whether entitled to vote thereon by the certificate of incorporation.

amendment must be approved by holders of a majority of the outstanding Bonanza Creek common stock entitled to vote on the amendment, as a single class.

Under certain circumstances, §242(b)(2) of the DGCL entitles the holders of the outstanding shares of each class to vote as a class on a proposed amendment, regardless of whether entitled to vote thereon by the certificate of incorporation.

AMENDMENT TO THE BYLAWS

Under the SandRidge certificate of incorporation, the SandRidge board is expressly authorized to adopt, amend, restate or repeal the SandRidge bylaws; provided that no bylaw adopted by the stockholders shall be amended, repealed or readopted by the SandRidge board if such bylaw provides that it may not be amended, repealed or readopted by the SandRidge board. The SandRidge bylaws shall not be adopted, amended, restated or repealed by the stockholders of SandRidge except by the vote of holders of a majority in voting power of the outstanding shares of stock entitled to vote thereon, voting together as a single class.

Under the SandRidge bylaws, subject to the provisions of the SandRidge certificate of incorporation and the DGCL, the SandRidge bylaws may be amended, altered, restated or repealed (i) by resolution adopted by a majority of the directors present at any annual, special or regular meeting of the SandRidge board at which a quorum is present if, in the case of such special meeting only, notice of such amendment, alteration or repeal is contained in the notice or waiver of notice of such meeting or (ii) at any regular or special meeting of the stockholders upon the affirmative vote or approval of a majority in voting power of the outstanding shares of SandRidge entitled to vote thereon if, in the case of such special meeting only, notice of such amendment, alteration or repeal is contained in the notice or waiver of notice of such meeting.

Under the Bonanza Creek certificate of incorporation and the Bonanza Creek bylaws, the Bonanza Creek board is expressly authorized and empowered to adopt, amend and repeal the Bonanza Creek bylaws by an affirmative vote of at least a majority of the directors then in office, provided that notice of the proposed change was given not less than two (2) days prior to the meeting. The Bonanza Creek bylaws may also be adopted, amended or repealed upon the affirmative vote of the holders of at least a majority of the outstanding stock entitled to vote thereon, voting together as a single class; provided, however, that no bylaws adopted by the stockholders shall invalidate any prior act of the directors which would have been valid if such bylaws had not been adopted and provided that notice of the proposed change was given in notice of the meeting.

APPRAISAL/DISSENTERS’ RIGHTS

As SandRidge is a Delaware corporation subject to the DGCL, the stockholders of SandRidge have those appraisal rights provided by Section 262 of the DGCL, to the extent applicable. The text of Section 262 is contained in Annex D hereto.	As Bonanza Creek is a Delaware corporation subject to the DGCL, the stockholders of Bonanza Creek have those appraisal rights provided by Section 262 of the DGCL, to the extent applicable. The text of Section 262 is contained in Annex D hereto.

APPRAISAL RIGHTS AND DISSENTERS’ RIGHTS

Bonanza Creek stockholders are entitled to appraisal rights under Section 262 of the DGCL, provided they satisfy the special criteria and conditions set forth in Section 262 of the DGCL. Bonanza Creek common stock held by stockholders that do not vote for approval of the merger and make a demand for appraisal in accordance with Delaware law will not be converted into the merger consideration, but will be converted into the right to receive from the combined company consideration determined in accordance with Delaware law.

Under the DGCL, as well as the governing documents of SandRidge, the SandRidge stockholders are not entitled to dissenters’ rights in connection with the merger.

See the section entitled “The Merger—Appraisal Rights and Dissenters’ Rights”

INFORMATION ABOUT BONANZA CREEK

The following information should be read with the financial statements included within this joint proxy statement/prospectus.

Overview

Bonanza Creek is an independent energy company engaged in the acquisition, exploration, development and production of onshore oil and associated liquids-rich natural gas in the United States, with assets primarily in the Wattenberg Field in Colorado and in the Dorcheat Macedonia Field in southern Arkansas. Bonanza Creek was incorporated in Delaware on December 2, 2010 and went public in December 2011.

Bonanza Creek’s oil and liquids-weighted assets are concentrated primarily in the Wattenberg Field in Colorado and the Dorcheat Macedonia Field in southern Arkansas. In addition, Bonanza Creek owns and operates oil-producing assets in the North Park Basin in Colorado and the McKamie Patton Field in southern Arkansas. The Wattenberg Field is one of the premier oil and gas resource plays in the United States benefiting from a low cost structure, strong production efficiencies, established reserves and prospective drilling opportunities, which allows for predictable production and reserve growth.

Shares of Bonanza Creek common stock are traded on the NYSE under the symbol “BCEI.”

The principal executive offices of Bonanza Creek are located at 410 17th Street, Suite 1400, Denver, Colorado 80202 and its telephone number is (720) 440-6100.

Emergence From Voluntary Reorganization Under Chapter 11 Proceedings

On January 4, 2017, Bonanza Creek and all of its subsidiaries (collectively with Bonanza Creek, the “Bonanza Creek debtors”) filed voluntary petitions under chapter 11 of title 11 of the United States Bankruptcy Code (“Chapter 11”) in the Bankruptcy Court. The Bonanza Creek debtors received bankruptcy court confirmation of the Bonanza Creek reorganization plan on April 7, 2017, and emerged from bankruptcy on April 28, 2017 (the “effective date of Bonanza Creek’s reorganization”). For additional information about Bonanza Creek’s bankruptcy proceedings and emergence, see Note 3 “Chapter 11 Proceedings and Emergence” to the unaudited condensed consolidated financial statements included in this joint proxy statement/prospectus.

Upon emergence from bankruptcy, Bonanza Creek adopted fresh-start accounting and became a new entity for financial reporting purposes. Upon adoption of fresh-start accounting, Bonanza Creek’s assets and liabilities were recorded at their fair values as of the effective date of Bonanza Creek’s reorganization, which differed materially from the recorded values of those same assets and liabilities prior to the effective date of Bonanza Creek’s reorganization. As a result, Bonanza Creek’s balance sheets and statement of operations subsequent to the effective date of Bonanza Creek’s reorganization are not comparable to its balance sheets and statements of operations prior to the effective date of Bonanza Creek’s reorganization. For additional information about Bonanza Creek’s application of fresh-start accounting, see Note 4 “Fresh-Start Accounting” to the unaudited condensed consolidated financial statements included in this joint proxy statement/prospectus.

Operations

Bonanza Creek’s operations are mainly focused in the Wattenberg Field in the Rocky Mountain region and in the Dorcheat Macedonia Field in the Mid-Continent region.

As a part of the restructuring, Bonanza Creek received $207.5 million in new capital from a rights offering (the “Bonanza Creek 2017 rights offering”). Since emergence from bankruptcy, Bonanza Creek has drilled six gross wells and completed four previously drilled, but uncompleted wells, and is in the process of drilling six more gross wells as of September 30, 2017. The new board of directors of Bonanza Creek approved a capital program of $120.0 million to $130.0 million in June 2017. Bonanza Creek now anticipates investing $90.0 million to $95.0 million on drilling and completion, $10.0 million to $12.0 million on infrastructure and $6.0 million on leasehold. Bonanza Creek anticipates dedicating roughly $106.0 million to $113.0 million in the Rocky Mountain region, inclusive of infrastructure, and $1.5 million to the Mid-Continent region.

Rocky Mountain Region

The two main areas in which Bonanza Creek operates in the Rocky Mountain region are the Wattenberg Field in Weld County, Colorado and the North Park Basin in Jackson County, Colorado. As of December 31, 2016, Bonanza Creek’s estimated proved reserves in the Rocky Mountain region were 77,934 MBoe, which represented 86% of its total estimated proved reserves and contributed 17,619 Boe/d, or 81%, of sales volumes during 2016 and 13,056 Boe/d, or 80% of sales volumes for the nine months ended September 30, 2017.

Wattenberg Field—Weld County, Colorado

Bonanza Creek’s operations are in the oil and liquids-weighted extension area of the Wattenberg Field targeting the Niobrara and Codell formations. As of December 31, 2016, Bonanza Creek’s Wattenberg position consisted of approximately 96,000 gross (67,000 net) acres.

The Wattenberg Field is now primarily developed for the Niobrara and Codell formations using horizontal drilling and multi-stage fracture stimulation techniques. Bonanza Creek believes the Niobrara B and C benches have been fully delineated on Bonanza Creek’s legacy acreage, while the Codell formation has been delineated on its western acreage. Bonanza Creek’s northern and southern acreage is in the early stages of delineation. Delineation of the northern and southern acreage is expected to add certain proven reserves, probable reserves and possible reserves to Bonanza Creek’s net reserve base.

Bonanza Creek’s estimated proved reserves at December 31, 2016 in the Wattenberg Field were 77,730 MBoe. As of December 31, 2016, Bonanza Creek had a total of 628 gross producing wells, of which 406 were horizontal wells, and its sales volumes during 2016 were 17,543 Boe/d. Bonanza Creek’s sales volumes for the nine months ended September 30, 2017 were 12,990 Boe/d. As of December 31, 2016, Bonanza Creek’s working interest for all producing wells averaged approximately 89% and its net revenue interest was approximately 73%.

Bonanza Creek drilled and participated in drilling 18 gross (9.5 net) standard reach lateral equivalent wells and one vertical well in 2016 in the Wattenberg Field and completed and participated in completing a total of 27 gross (14.0 net) standard reach lateral equivalent wells and one vertical well in the Wattenberg Field. As of December 31, 2016, Bonanza Creek has an identified drilling inventory of approximately 210 gross (163.4 net) proved undeveloped drilling locations (226 gross standard reach lateral equivalents) on Bonanza Creek’s acreage.

During 2016, in the Niobrara benches, Bonanza Creek drilled two extended reach lateral operated wells, six standard reach lateral operated wells and one vertical operated well and Bonanza Creek completed four medium reach lateral operated wells, eight standard reach lateral operated wells and one vertical operated well. In addition, Bonanza Creek drilled one Codell standard reach lateral operated well. Bonanza Creek also participated in the drilling of six standard reach lateral wells (0.01 net) and the completion of five extended reach lateral wells (0.5 net) in the Niobrara formation.

North Park Basin—Jackson County, Colorado

Bonanza Creek controls approximately 19,000 gross (15,000 net) acres in the North Park Basin in Jackson County, Colorado, all prospective for the Niobrara oil shale. Bonanza Creek operates the North and South McCallum Fields, which currently produce light oil, which is trucked to market.

In the North Park Basin, Bonanza Creek’s estimated proved reserves as of December 31, 2016 were approximately 204 MBoe, consisting of 100% crude oil, and its sales volumes during 2016 were 76 Boe/d. Bonanza Creek’s sales volumes in the North Park Basin for the nine months ended September 30, 2017 were 66 Boe/d. There were no wells drilled during 2016 in the North Park Basin.

None of Bonanza Creek’s 2017 capital budget is assigned to the North Park Basin.

Mid-Continent Region

In southern Arkansas, Bonanza Creek targets the oil-rich Cotton Valley sands in the Dorcheat Macedonia and McKamie Patton Fields. As of December 31, 2016, Bonanza Creek’s estimated proved reserves in the Mid-Continent region were 12,716 MBoe, which is inclusive of a reduction of 7.8 MMBoe of PUDs due to an inability to demonstrate a commitment to deploy capital into this program during 2016, 69% of which were oil and NGLs and 100% of which were proved developed. Bonanza Creek had 308 gross producing vertical wells as of December 31, 2016. During 2016, no wells were drilled in the Mid-Continent region. However, Bonanza Creek recompleted 32 wells in the Cotton Valley formation. Bonanza Creek achieved a sales volume rate for 2016 of 4,063 Boe/d (which is composed of 3,653 Boe/d of production net to its interest and 410 Boe/d sales volumes from its percentage-of-proceeds contracts), of which 70% was from oil and NGLs, and a sales volume rate for the nine months ended September 30, 2017 of 3,359 Boe/d (which is composed of 3,015 Boe/d of production net to its interest and 344 Boe/d sales volumes from its percentage-of-proceeds contracts). Bonanza Creek has a 2017 capital budget of $1.5 million for the Mid-Continent region.

Dorcheat Macedonia

In the Dorcheat Macedonia Field, Bonanza Creek averages an approximate 89% working interest and an approximate 74% net revenue interest on all producing wells as of December 31, 2016. The majority of Bonanza Creek’s acreage is held by unitization or production. Bonanza Creek’s sales volumes during 2016 were approximately 3,895 Boe/d. During the nine months ended September 30, 2017, Bonanza Creek’s sales volumes were 3,121 Boe/d. Bonanza Creek’s proved reserves in this field are approximately 11,604 MBoe. Due to Bonanza Creek having no plans to drill within the Mid-Continent region, it wrote off all 96 PUD locations that were previously recorded.

Other Mid-Continent

Bonanza Creek owns additional interests in the McKamie Patton Field in the Mid-Continent region near the Dorcheat Macedonia Field. As of December 31, 2016, Bonanza Creek’s estimated proved reserves were approximately 1,112 MBoe, and sales volumes during 2016 were approximately 168 Boe/d. During the nine months ended September 30, 2017, Bonanza Creek’s sales volumes were 238 Boe/d.

Gas Processing Facilities

Bonanza Creek’s Mid-Continent gas processing facilities are located in Lafayette and Columbia counties in Arkansas and are strategically located to serve its production in the region. Bonanza Creek’s McKamie Gas Plant has been idle since 2015 and its Dorcheat Macedonia Field Gas Plant has a current capacity of 12.5 MMcf/d with 28,000 gallons per day of associated NGL capacity as of September 30, 2017. Bonanza Creek’s ownership of these facilities and related gathering pipeline provides it with the benefit of controlling processing and compression of its natural gas production.

Reserves

Estimated Proved Reserves

The summary data with respect to Bonanza Creek’s estimated proved reserves presented below has been prepared in accordance with rules and regulations of the SEC applicable to companies involved in oil and natural gas producing activities. Bonanza Creek’s reserve estimates do not include probable reserves or possible reserves, categories which SEC rules do permit it to disclose in public reports. Bonanza Creek’s estimated proved reserves for the years ended December 31, 2016, 2015 and 2014 were determined using the preceding twelve month unweighted arithmetic average of the first-day-of-the-month prices. For a definition of proved reserves under the SEC rules, please see the section entitled “Glossary of Oil and Natural Gas Terms.”

Reserve estimates are inherently imprecise and estimates for undeveloped properties are more imprecise than reserve estimates for producing oil and gas properties. Accordingly, these estimates are expected to change as new information becomes available. The PV-10 values shown in the following table are not intended to represent the current market value of Bonanza Creek’s estimated proved reserves. Neither prices nor costs have been escalated. The actual quantities and present values of Bonanza Creek’s estimated proved reserves may vary from what it has estimated.

The table below summarizes Bonanza Creek’s estimated proved reserves as of December 31, 2016, 2015 and 2014 for each of the regions and currently producing fields in which Bonanza Creek operates. The proved reserve estimates as of December 31, 2016, 2015 and 2014 are based on reports prepared by Bonanza Creek’s internal corporate reservoir engineering group, of which 100% were audited by Netherland, Sewell & Associates, Inc. (“NSAI”), Bonanza Creek’s third-party independent reserve engineers. For more information regarding Bonanza Creek’s independent reserve engineers, please see the section entitled “—Independent Reserve Engineers” below. The information in the following table is not intended to represent the current market value of Bonanza Creek’s proved reserves nor does it give any effect to or reflect Bonanza Creek’s commodity derivatives or current commodity prices.

	At December 31,
Region/Field	2016	2015	2014
	(MMBoe)
Rocky Mountain	78.0	80.1	68.1
Wattenberg	77.8	79.8	67.8
North Park	0.2	0.3	0.3
Mid-Continent	12.7	21.2	21.4
Dorcheat Macedonia	11.6	20.1	19.9
McKamie Patton	1.1	1.1	1.5

Total	90.7	101.3	89.5

The following table sets forth more information regarding Bonanza Creek’s estimated proved reserves at December 31, 2016, 2015 and 2014:

	At December 31,
	2016	2015	2014
Reserve Data(1):
Estimated proved reserves:
Oil (MMBbls)	50.1	57.4	54.7
Natural gas (Bcf)	138.0	144.2	188.6
Natural gas liquids (MMBbls)	17.5	19.9	3.4
Total estimated proved reserves (MMBoe)(2)	90.7	101.3	89.5
Percent oil and liquids	75%	76%	65%
Estimated proved developed reserves:
Oil (MMBbls)	26.3	28.9	28.3
Natural gas (Bcf)	86.0	77.5	94.5
Natural gas liquids (MMBbls)	10.0	10.4	2.2
Total estimated proved developed reserves (MMBoe)(2)	50.6	52.2	46.3
Percent oil and liquids	72%	75%	66%
Estimated proved undeveloped reserves:
Oil (MMBbls)	23.8	28.5	26.4
Natural gas (Bcf)	52.0	66.7	94.1
Natural gas liquids (MMBbls)	7.5	9.6	1.2
Total estimated proved developed reserves (MMBoe)(2)	40.1	49.2	43.2
Percent oil and liquids	78%	77%	64%

(1)	Proved reserves were calculated using the preceding twelve month unweighted arithmetic average of the first-day-of-the-month prices, which were $42.75 per Bbl WTI and $2.48 per MMBtu HH, $50.28 per Bbl WTI and $2.59 per MMBtu HH, and $94.99 per Bbl WTI and $4.35 per MMBtu HH for the years ended December 31, 2016, 2015 and 2014, respectively. Adjustments were made for location and grade.
(2)	Determined using the ratio of 6 Mcf of natural gas to one Bbl of crude oil.

Proved developed oil and gas reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped oil and gas reserves are reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for completion. Proved undeveloped reserves on undrilled acreage are limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic productivity at greater distances.

Proved undeveloped locations in Bonanza Creek’s December 31, 2016 reserve report are included in Bonanza Creek’s development plan and are scheduled to be drilled within five years from their initial proved booking date. Bonanza Creek’s management evaluated the proved undeveloped drilling plan using NYMEX strip prices, the liquidation model for general and administrative costs, the cash from the Bonanza Creek 2017 rights offering and the cash flows from existing properties. Bonanza Creek’s PUD conversion was 3%, 16% and 21% for the years ended December 31, 2016, 2015 and 2014, respectively. Bonanza Creek suspended all drilling and completion activities after the first quarter of 2016; as such, 2016 was deemed an anomaly to Bonanza Creek’s PUD conversion standards. Bonanza Creek has operated a one-rig program since its emergence from bankruptcy and fully anticipates being able to convert the remaining Rocky Mountain region PUDs within the allotted five-year window. Bonanza Creek wrote off 100% of its PUDs within the Mid-Continent region as there are no current funded commitments to drill within the region as of December 31, 2016. The reliable technologies used to establish Bonanza Creek’s proved reserves are a combination of pressure performance, geologic mapping, offset productivity, electric logs, and production data.

Estimated proved reserves at December 31, 2016 were 90.7 MMBoe, a 10% decrease from estimated proved reserves of 101.3 MMBoe at December 31, 2015. Approximately 86% of Bonanza Creek’s December 31, 2016 proved reserves are attributed to the Rocky Mountain region, and 99.7% of the Rocky Mountain proved reserves in turn are attributed to the Wattenberg Field. The net decrease in Bonanza Creek’s reserves of 10.6 MMBoe is the result of 2016 production of 7.8 MMBoe coupled with writing off 16.4 MMBoe of PUDs and 1.9 MMBoe of other engineering revisions offset by additions in extensions, discoveries and infills of 10.8 MMBoe and net positive cost revisions (reserve prices less drilling and completion costs and LOE) of 4.7 MMBoe.

The 10.8 MMBoe addition in extensions, discoveries and infills is primarily the result of completing five operated and six non-operated unproved horizontal locations in the Niobrara formation that were in progress at year-end 2015, and drilling and completing three non-operated unproved horizontal wells and one operated unproved vertical well in the Niobrara formation in the Wattenberg Field during 2016, and adding 42 infill PUD locations near existing central processing facilities (“CPFs”). These infill locations offset PDP wells drilled prior to 2016. In the engineering revision category, 38 proved undeveloped locations were written off because they were not in close proximity to existing CPFs or CPFs that were planned to be built in 2016, or were not going to be drilled before their five-year expiration window, but were not due to liquidity constraints. New drilling in 2017 began primarily around the existing CPFs, as they can be hooked up immediately upon completion. For the year ended December 31, 2016, approximately 85% of Bonanza Creek’s development drilling in the Wattenberg Field was in the Niobrara formation, 15% in the Codell. The majority of the proved undeveloped locations are spaced on 80 acres within each bench. Thirty-six of the Niobrara locations are planned to be drilled on 80/40 geometry. An 80/40 well is where the locations in one formation are spaced on 80 acre units, while the lower locations, also spaced 80 acres apart, are offset 40 acres from the bench above.

Total Bonanza Creek positive engineering revisions as of December 31, 2016, were 28,625 Mboe, of which 32,899 Mboe were related to positive reserve changes in the Wattenberg Field and 4,416 Mboe were related to negative reserve changes in the Dorcheat Macedonia Field. The overall positive engineering revision is offset by a negative pricing revision of 39,222 Mboe in the Wattenberg Field and 2,778 Mboe in the Dorcheat Macedonia Field. The negative pricing revision of 42,143 Mboe for Bonanza Creek resulted from a decrease in average commodity price from $50.28 per Bbl WTI and $2.59 per MMBTU HH for the year ended December 31, 2015 to $42.75 per Bbl WTI and $2.48 per MMBTU HH for the year ended December 31, 2016. The majority of the positive revisions in the Wattenberg Field resulted from a combination of decreased drilling and completion costs and a continued decrease in the LOE which had begun in 2015. The total proved undeveloped location count in the Wattenberg Field is 210 (226 standard reach lateral equivalents) and was 204 as of December 31, 2015. Bonanza Creek’s five-year plans include the drilling of these proved undeveloped locations. The 2017 drilling program included in the year-end 2016 reserves is a one-rig program estimated to convert 25% of Bonanza Creek’s year end 2016 proved undeveloped reserves in the Wattenberg Field. There are nine remaining horizontal proved undeveloped locations in the Wattenberg Field that will expire in 2017 if they are not drilled this year. If Bonanza Creek continues to operate a single-rig program through 2017 and 2018, adds one additional rig for six months in 2019 and reverts to a one-rig program through 2021, all remaining PUD locations will be developed within their five-year windows. The PUD locations in the Dorcheat Macedonia Field were all demoted because they would not be drilled within their five-year window under the current drilling plan, which is focused on the Wattenberg Field.

Total Bonanza Creek positive engineering revisions as of December 31, 2015, were 37,174 Mboe, of which 30,086 Mboe (81%) related to reserve changes in the Wattenberg Field. This positive engineering revision was offset by a negative pricing revision of 21,417 Mboe in the Wattenberg Field. The majority of the positive revisions in the Wattenberg Field resulted from a combination of decreased drilling and completion costs, $3.0 million per standard reach lateral well as of December 31, 2015 compared to $4.2 million at December 31, 2014, a 29% decrease, and an increase in productivity from horizontal proved developed producing wells, which increased the offsetting proved undeveloped reserves. The increase in PDP reserves was primarily attributed to the installation of infrastructure in the east side of Bonanza Creek’s Wattenberg Field acreage, which removed the producing constraint that inhibited productivity over the prior two years of development in that area. Another significant contribution to the positive reserve revision in the Wattenberg Field results from a contract change as of January 1, 2015, which gives Bonanza Creek ownership of the natural gas liquids from its gas production. This conversion from two-stream (wet gas and oil) to three-stream (dry gas, natural gas liquids and oil) added 8,560 Mboe to Bonanza Creek’s proved reserves as of December 31, 2015. With the addition of 45 horizontal proved undeveloped locations in the Wattenberg Field to the proved reserves at December 31, 2015, the total proved undeveloped location count was 204 (220 standard reach lateral equivalents) and was 226 as of December 31, 2014. A negative pricing revision of 28,810 Mboe for Bonanza Creek resulted from a decrease in average commodity price from $94.99 per Bbl WTI and $4.35 per MMBTU HH for the year ended December 31, 2014 to $50.28 per Bbl WTI and $2.59 per MMBTU HH for the year ended December 31, 2015.

Estimated proved reserves at December 31, 2014 were 89.5 MMBoe, a 28% increase from estimated proved reserves of 69.8 MMBoe at December 31, 2013. The net increase in reserves of 19.7 MMBoe was the result of additions in extensions and discoveries of 20.2 MMBoe, primarily due to the development of the Niobrara B and C benches and the Codell formations in the Wattenberg Field, coupled with a net positive revision of 7.1 MMBoe (engineering and pricing) and net acquisitions (acquisitions less divestitures) of 0.8 MMBoe offset by 8.4 MMBoe in production. The addition in extension and discoveries was primarily the result of drilling and completing 99 unproved horizontal locations (including 12 non- operated) in the Niobrara and the Codell formations in the Wattenberg Field during 2014 and the addition of 37 new horizontal proved undeveloped locations directly offsetting new wells brought online in 2014. As of December 31, 2014, approximately 70% of Bonanza Creek’s horizontal development in the Wattenberg Field was in the Niobrara B formation, the majority of which was on 80-acre spacing. The net positive engineering revision was primarily the result of adding new Niobrara B proved undeveloped locations on 80-acre spacing, directly offsetting economic proved producing Niobrara B wells drilled prior to 2014, diagonal offsets to economic Niobrara B proved producing wells and a relatively small number of locations greater than one offset to economic Niobrara B proved producing wells but within developed areas and surrounded by Niobrara B proved producing wells. A total of 119 horizontal proved undeveloped locations were added to the proved reserves at December 31, 2014 of which 86 (72%) were direct offsets to economic proved producing wells (drilled in 2014 or prior to 2014), 21 (18%) were direct offsets in a diagonal pattern to economic proved producing wells and 12 (10%) were greater than one offset from economic proved producing wells. The reasonable certainty of the reserves associated with the latter two categories of proved undeveloped locations was based on analysis of the immediate surrounding productivity of the Niobrara B bench and detailed geologic mapping. All Niobrara proved undeveloped locations were spaced on 80 acres. The positive engineering revision was offset by a small negative performance revision of approximately 540 MBoe. A negative pricing revision of 0.25 MMBoe resulted from a decrease in average commodity price from $96.91 per Bbl WTI and $3.67 per MMBTU HH for the year ended December 31, 2013 to $94.99 per Bbl WTI and $4.35 per MMBTU HH for the year ended December 31, 2014.

Reconciliation of PV-10 to Standardized Measure

PV-10 is derived from the Standardized Measure, which is the most directly comparable GAAP financial measure. PV-10 is a computation of the Standardized Measure on a pre-tax basis. PV-10 is equal to the Standardized Measure at the applicable date, before deducting future income taxes, discounted at 10%. Bonanza Creek believes that the presentation of PV-10 is relevant and useful to investors because it presents the discounted future net cash flows attributable to Bonanza Creek’s estimated net proved reserves prior to taking into account future corporate income taxes, and it is a useful measure for evaluating the relative monetary significance of Bonanza Creek’s oil and natural gas properties. Further, investors may utilize the measure as a basis for comparison of the relative size and value of Bonanza Creek’s reserves to other companies. Bonanza Creek uses this measure when assessing the potential return on investment related to its oil and natural gas properties. PV-10, however, is not a substitute for the Standardized Measure. Neither Bonanza Creek’s PV-10 measure or the Standardized Measure purport to present the fair value of Bonanza Creek’s oil and natural gas reserves.

The following table provides a reconciliation of PV-10 to Standardized Measure at December 31, 2016, 2015 and 2014:

	At December 31,
	2016	2015	2014
	(in millions)
PV-10	$276.9	$327.8	$1,340.5
Present value of future income taxes discounted by 10%(1)	—	—	(233.1)

Standardized Measure	$276.9	$327.8	$1,107.4

(1)	The tax basis of Bonanza Creek’s oil and gas properties as of December 31, 2016 and 2015 provides more tax deduction than income generated from Bonanza Creek’s oil and gas properties when the reserve estimates were prepared using $42.75 per Bbl WTI and $2.48 per MMBTU HH and $50.28 per Bbl WTI and $2.59 per MMBTU HH, respectively.

Proved Undeveloped Reserves

	Net Reserves, MBoe
	At December 31,
	2016	2015	2014
Beginning of year	49,184	43,246	37,603
Converted to proved developed	(1,352)	(6,994)	(7,791)
Additions from capital program	—	2,308	5,596
Acquisitions	—	1,541	—
Revisions	(7,775)	9,083	7,838

End of year	40,057	49,184	43,246

At December 31, 2016, Bonanza Creek’s proved undeveloped reserves were 40,057 MBoe, all of which are scheduled to be drilled within five years of their initial proved booking date. During 2016, Bonanza Creek converted 3% of its proved undeveloped reserves (seven gross wells representing net reserves of 1,352 MBoe) at a cost of $16.2 million. Bonanza Creek’s 2016 capital program was shut down after the first quarter, and no proved undeveloped locations were added as a result of drilling. The net decrease in Bonanza Creek’s PUD reserves was mainly the result of demoting 7.8 MMBoe of PUDs in the Mid-Continent region, as drilling is now focused entirely on the Wattenberg Field. Thirty-eight Wattenberg proved undeveloped locations that were not in areas with existing CPFs were demoted and were replaced with 42 infill proved undeveloped locations that are near existing CPFs. Current plans are to continue drilling the new and existing proved undeveloped locations within close proximity to existing CPFs.

At December 31, 2015, Bonanza Creek’s proved undeveloped reserves were 49,184 MBoe, all of which were scheduled to be drilled within five years of their initial proved booking date. During 2015, Bonanza Creek converted 16% of its proved undeveloped reserves (52 gross wells representing net reserves of 6,994 MBoe) at a cost of $121.0 million. Executing Bonanza Creek’s 2015 capital program resulted in the addition of 2,308 MBoe (17 gross wells) in proved undeveloped reserves in the Wattenberg Field. A small acquisition within the field limits of the Dorcheat Macedonia Field added 14 gross proved undeveloped locations and 1,541 MBoe to Bonanza Creek’s reserves. The positive engineering revision of 9,083 MBoe was primarily the result of adding 28 gross new proved undeveloped locations in the Wattenberg Field on 80-acre spacing, the majority directly offsetting economic proved producing wells drilled prior to 2015, and an increase in proved undeveloped reserves in the eastern portion of the Wattenberg Field resulting from increased productivity due to the installation of infrastructure, which eliminated a production constraint thereby allowing productivity to rise, proved developed reserves to increase, and associated proved undeveloped reserves to increase by an estimated 3.0 MMBoe.

At December 31, 2014, Bonanza Creek’s proved undeveloped reserves were 43,246 MBoe, all of which were scheduled to be drilled within five years of their initial proved booking date. During 2014, Bonanza Creek converted 21% of its proved undeveloped reserves (58 gross wells representing net reserves of 7,791 MBoe) at a cost of $116.9 million. Executing Bonanza Creek’s 2014 capital program resulted in the addition of 5,596 MBoe (45 gross wells) in proved undeveloped reserves. The positive engineering revision of 7,838 MBoe was primarily the result of adding 49 new proved undeveloped locations in the Wattenberg Field on 80-acre spacing, directly offsetting economic proved producing wells drilled prior to 2014, 21 diagonal offsets to economic proved producing wells and 12 gross proved undeveloped locations positioned greater than one offset to economic proved producing wells but within developed areas and surrounded by proved producing wells. Also included in the revision category was the removal from proved undeveloped locations of 15 horizontal locations in the Wattenberg Field that were no longer spaced on 80 acres following the 2014 capital drilling program and all of the vertical proved undeveloped locations in the Wattenberg Field that have been replaced by horizontal wells or are expected to be replaced in the future. Proved undeveloped locations remaining in the category from December 31, 2013 received a downward revision of 214 Mboe.

Internal Controls over Reserves Estimation Process

Bonanza Creek’s policies regarding internal controls over the recording of reserves estimates require reserves to be in compliance with SEC definitions and guidance and prepared in accordance with Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers. Bonanza Creek’s Reserves Committee reviews significant reserve changes on an annual basis and Bonanza Creek’s third-party independent reserve engineers, NSAI, is engaged by and has direct access to the Reserves Committee. NSAI audited 100% of Bonanza Creek’s estimated proved reserves at December 31, 2016, 2015 and 2014.

Responsibility for compliance in reserves estimation is delegated to Bonanza Creek’s internal corporate reservoir engineering group including a Director, a Senior Reservoir Engineer, a Senior Reservoir Analyst, and a part-time senior-level consultant. Collectively, Bonanza Creek’s internal corporate reservoir engineering group has over 85 years of industry experience.

Bonanza Creek’s technical team works with Bonanza Creek’s banking syndicate members for a valuation of Bonanza Creek’s reserves by the banks in Bonanza Creek’s lending group and their engineers in determining the borrowing base under the Bonanza Creek successor credit facility.

Independent Reserve Engineers

The reserves estimates for the years ended December 31, 2016, 2015 and 2014 shown herein have been independently audited by NSAI, a worldwide leader of petroleum property analysis for industry and financial organizations and government agencies. NSAI was founded in 1961 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699. Within NSAI, the technical persons primarily responsible for auditing the estimates set forth in the NSAI audit letter incorporated herein are Mr. Dan Paul Smith and Mr. John G. Hattner. Mr. Smith, a Licensed Professional Engineer in the State of Texas (No. 49093), has been practicing consulting petroleum engineering at NSAI since 1980 and has over 7 years of prior industry experience. He graduated from Mississippi State University in 1973 with a Bachelor of Science Degree in Petroleum Engineering. Mr. Hattner, a Licensed Professional Geoscientist in the State of Texas, Geology (No. 559), has been practicing consulting petroleum geoscience at NSAI since 1991, and has over 11 years of prior industry experience. He graduated from University of Miami, Florida, in 1976 with a Bachelor of Science Degree in Geology; from Florida State University in 1980 with a Master of Science Degree in Geological Oceanography; and from Saint Mary’s College of California in 1989 with a Master of Business Administration Degree. Both technical principals meet or exceed the education, training, and experience requirements set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers, and both are proficient in judiciously applying industry standard practices to engineering and geoscience evaluations as well as applying SEC and other industry reserves definitions and guidelines.

Production, Revenues and Price History

The recent collapse in oil prices was among the most severe on record. The daily NYMEX WTI oil spot price went from a high of $107.62 per Bbl in 2014 to a low of $26.19 per Bbl in 2016. The drop in crude oil pricing was due in large part to increased production levels, increased crude oil inventories and recessed global economic growth. Oil prices are also impacted by real or perceived geopolitical risks in oil producing regions, the relative strength of the U.S. dollar, weather and the global economy. Gas prices were under downward pressure during 2015 and the first half of 2016 due to excess supply leading to higher levels of gas in storage when compared to the five-year average. These depressed oil prices lead to dramatic cuts in the exploration and production budgets which incrementally reduced oil supply, and have helped prices rebound off of the lows experienced in the first quarter of 2016. With better pricing during 2017, compared to 2016, Bonanza Creek expects increased industry activity which could moderate the magnitude of price increases through the rest of 2017 and early 2018.

Sensitivity Analysis

If oil and natural gas SEC prices declined by 10%, Bonanza Creek’s proved reserve volumes would decrease by 8% and Bonanza Creek’s PV-10 value as of December 31, 2016 would decrease by approximately 42% or $116.2 million. The PV-10 value of Bonanza Creek’s Rocky Mountain region, primarily Bonanza Creek’s Wattenberg assets, would decrease by 48% or $97.5 million.

Bonanza Creek incurred an immaterial impairment of proved properties of $10.0 million on its Mid-Continent assets resulting from a received bid while the assets were held for sale, but these assets are no longer held for sale as of December 31, 2016. Bonanza Creek does not anticipate triggering additional impairments in 2017 when analyzing price changes only. However, upon emergence from bankruptcy, there were additional impairments due to the assigned enterprise value of Bonanza Creek.

Production

The following table sets forth information regarding oil, natural gas, and natural gas liquids production, sales prices, and production costs for the periods indicated. For additional information on price calculations, please see information set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bonanza Creek.”

	For the Year Ended December 31,			For the Nine Months Ended September 30,
	2016	2015	2014	2017	2016
Oil:
Total Production (MBbls)	4,309.9	6,072.3	5,618.7	2,313.0	3,476.7
Wattenberg Field	3,470.7	5,029.6	4,486.4	1,786.0	2,829.5
Dorcheat Macedonia Field	750.0	923.2	1,025.6	443.9	571.5
Average sales price (per Bbl), including derivatives(4)	$39.68	$62.10	$84.00	$46.09	$33.75
Average sales price (per Bbl), excluding derivatives(4)	$35.42	$40.98	$81.95	$46.09	$33.75
Natural Gas:
Total Production (MMcf)	11,906.3	14,110.9	15,316.1	7,027.5	9,250.7
Wattenberg Field	9,574.8	11,020.8	11,372.7	5,552.5	7453.2
Dorcheat Macedonia Field	2,331.4	3,090.5	4,030.6	1,475.0	1,797.4
Average sales price (per Mcf), including derivatives(5)	$1.88	$2.01	$5.16	$2.44	$1.59
Average sales price (per Mcf), excluding derivatives(5)	$1.88	$1.82	$5.11	$2.44	$1.59
Natural Gas Liquids:
Total Production (MBbls)	1,491.1	1,675.9	260.6	903.1	1,124.0
Wattenberg Field	1,354.3	1,489.9	16.8	834.7	1,014.4
Dorcheat Macedonia Field	136.8	186	243.8	68.4	109.6
Average sales price (per Bbl), including derivatives	$12.39	$9.49	$49.14	$17.16	$11.73
Average sales price (per Bbl), excluding derivatives	$12.39	$9.49	$49.14	$17.16	$11.73
Oil Equivalents:
Total Production (MBoe)	7,785.4	10,100.0	8,365.6	4,387.4	6,142.4
Wattenberg Field	6,420.8	8,356.3	6,398.6	3,546.1	5,086.1
Dorcheat Macedonia Field	1,275.4	1,624.2	1,874.7	758.1	980.7
Average Daily Production (Boe/d)	21,271.7	27,671.2	22,919.3	16,070.9	22,417.7
Wattenberg Field	17,543.4	22,894.1	17,530.5	12,989.5	18,562.5
Dorcheat Macedonia Field	3,484.5	4,450	5,136.3	2,776.8	3,579.2
Average Production Costs (per Boe)(2)(3)	$7.25	$7.56	$8.66	$8.55	$7.19

(1)	Amounts reflect results for continuing operations and exclude results for discontinued operations related to non-core properties in California sold during 2014.
(2)	Excludes ad valorem and severance taxes.
(3)	Represents lease operating expense and gas plant and midstream operating expense per Boe using total production volumes of 7,785.4 MBoe, 10,100.0 MBoe and 8,365.6 MBoe for 2016, 2015 and 2014, respectively, and using total production volumes of 4,387.4 MBoe and 6,142.4 MBoe for the nine months ended September 30, 2017 and 2016, respectively. Total production volumes exclude volumes from Bonanza Creek’s percentage-of-proceeds contracts in Bonanza Creek’s Mid-Continent region of 150.1 MBoe, 219.4 MBoe and 215.3 MBoe for 2016, 2015 and 2014, respectively, and of 95.0 MBoe and 115.1 MBoe for the nine months ended September 30, 2017 and 2016, respectively.

(4)	Crude oil sales includes $0.5 million and $0.2 million, and excludes $0.2 million and $0.4 million of oil transportation revenues from third parties, which do not have associated sales volumes, for the years ended December 31, 2016 and 2015 and for the nine months ended September 30, 2017 and 2016, respectively. There was no oil transportation revenues for the year ended December 31, 2014.
(5)	Natural gas sales includes $1.5 million and $0.8 million, and excludes $0.9 million and $1.1 million of gas gathering revenues from third parties, which do not have associated sales volumes, for the years ended December 31, 2016 and 2015 and for the nine months ended September 30, 2017 and 2016, respectively. There was no gas gathering transportation revenues for the year ended December 31, 2014.

Principal Customers

Four of Bonanza Creek’s customers, NGL Crude Logistics, LLC, Duke Energy Field Services, Lion Oil Trading & Transportation Inc., and Kaiser Francis Oil Company represented 37%, 18%, 16% and 10%, respectively, of Bonanza Creek’s total revenue for the nine months ended September 30, 2017. No other single non-affiliated customer accounted for 10% or more of Bonanza Creek’s oil and natural gas sales for the nine months ended September 30, 2017. Bonanza Creek believes the loss of any one customer would not have a material effect on Bonanza Creek’s financial position or results of operations because there are numerous potential customers for Bonanza Creek’s production.

Delivery Commitments

Upon emergence from bankruptcy, the new purchase agreement (the “new NGL agreement”) to deliver fixed determinable quantities of crude oil with NGL Energy Partners, LP and NGL Crude Logistics, LLC (collectively, the “NGL Entities”) became effective and the original purchase agreement with the NGL Entities was canceled. The terms of the new NGL agreement consists of defined volume commitments over an initial seven-year term. Under terms of the new NGL agreement, Bonanza Creek will be required to make periodic deficiency payments for any shortfalls in delivering minimum volume commitments, which are set in six-month periods beginning in January 2018. There are no minimum volume commitments for the year ending December 31, 2017. During 2018, the average minimum volume commitment will be approximately 10,100 barrels per day and increases by approximately 41% from 2018 to 2019 and approximately 3% each year for the remainder of the contract, to a maximum of approximately 16,000 barrels per day. The aggregate financial commitment fee over the seven-year term, based on the minimum volume commitment schedule (as defined in the agreement) and the applicable differential fee, is $154.5 million as of September 30, 2017. Upon notifying the NGL Entities at least twelve months prior to the expiration date of the new NGL agreement, Bonanza Creek may elect to extend the term of the new NGL agreement for up to three additional years. Please refer to Note 7 “Commitments and Contingencies” of the unaudited condensed consolidated financial statements included with this joint proxy statement/prospectus for additional discussion.

Productive Wells

The following table sets forth the number of producing oil and natural gas wells in which Bonanza Creek owned a working interest at December 31, 2016.

	Oil		Natural Gas(1)		Total(2)		Operated(2)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Rocky Mountain	681	567.6	—	—	681	567.6	594	551.6
Mid-Continent	308	264.5	—	—	308	264.5	308	264.5

Total(2)	989	832.1	—	—	989	832.1	902	816.1

(1)	All gas production is associated gas from producing oil wells.
(2)	Count came from internal production reporting system.

Acreage

The following table sets forth certain information regarding the developed acreage and undeveloped acreage in which Bonanza Creek owns a working interest as of December 31, 2016 for each of the areas where Bonanza Creek operates along with the PV-10 values of each. Acreage related to royalty, overriding royalty and other similar interests is excluded from this summary.

	Developed Acres		Undeveloped Acres		Total Acres		PV-10
	Gross	Net	Gross	Net	Gross	Net
Rocky Mountain	74,856	61,200	40,409	20,914	115,265	82,114	$201,434
Wattenberg Field	60,173	49,378	35,505	17,949	95,678	67,327	201,245
Other Rocky Mountain	14,683	11,822	4,904	2,965	19,587	14,787	189
Mid-Continent	11,795	10,036	2,505	1,285	14,300	11,321	75,521
Dorcheat Macedonia Field	4,919	3,443	1,481	684	6,400	4,127	61,561
Other Mid-Continent	6,876	6,593	1,024	601	7,900	7,194	13,960

Total	86,651	71,236	42,914	22,199	129,565	93,435	$276,955

Bonanza Creek critically reviews and considers at-risk leaseholds with attention to its ability either to convert term leasehold to held-by-production status or obtain term extensions. Bonanza Creek focuses primarily on the core fields of development where reserve bookings are prevalent. Decisions to let leasehold expire generally relate to areas out of Bonanza Creek’s core fields of development or do not pose material impacts to development plans or reserves.

The following table sets forth the number of net undeveloped acres by area as of December 31, 2016 that will expire over the next three years unless production is established within the spacing units covering the acreage or the applicable leases are extended prior to the expiration dates:

	Expiring 2017		Expiring 2018		Expiring 2019
	Gross	Net	Gross	Net	Gross	Net
Rocky Mountain	6,241	4,597	7,047	4,071	1,659	444
Mid-Continent	260	212	42	8	40	9

Total	6,501	4,809	7,089	4,079	1,699	453

Drilling Activity

The following table describes the exploratory and development wells Bonanza Creek drilled and completed during the years ended December 31, 2016, 2015 and 2014 and for the nine months ended September 30, 2017.

	For the Year Ended December 31,						For the Nine Months Ended September 30,
	2016		2015		2014		2017
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Exploratory
Productive Wells	—	—	—	—	—	—	—	—
Dry Wells	—	—	2	1.8	—	—	—	—

Total Exploratory	—	—	2	1.8	—	—	—	—

Development
Productive Wells	4	3.9	92	76.1	142	124.3	4	2.5
Dry Wells	—	—	2	1.4	—	—	—	—

Total Development	4	3.9	94	77.5	142	124.3	4	2.5

Total	4	3.9	96	79.3	142	124.3	4	2.5

The following table describes the present operated drilling activities as of December 31, 2016.

	As of December 31, 2016
	Gross	Net
Exploratory
Rocky Mountain	—	—
Mid-Continent	—	—

Total Exploratory	—	—

Development
Rocky Mountain	6	4.5
Mid-Continent	—	—

Total Development	6	4.5

Total	6	4.5

Capital Expenditure Budget

Since emergence from bankruptcy, Bonanza Creek has drilled six gross wells and completed four previously drilled, but uncompleted wells, and is in the process of drilling six more gross wells as of September 30, 2017. The new board of directors approved a capital program of $120.0 million to $130.0 million in June 2017. Bonanza Creek now anticipates investing $90.0 million to $95.0 million on drilling and completion, $10.0 million to $12.0 million on infrastructure and $6.0 million on leasehold. Bonanza Creek anticipates dedicating roughly $106.0 million to $113.0 million in the Rocky Mountain region, inclusive of infrastructure, and $1.5 million to the Mid-Continent region.

Actual capital expenditures could vary significantly based on, among other things, market conditions, commodity prices and changes in the borrowing base under the Bonanza Creek successor credit facility. Bonanza Creek has observed evidence of an increase in drilling and completion costs since year end, which would impact actual capital expenditures.

Title to Properties

Bonanza Creek’s properties are subject to customary royalty interests, overriding royalty interests, obligations incident to operating agreements, liens for current taxes and other industry-related constraints, including leasehold restrictions. Bonanza Creek does not believe that any of these burdens materially interfere with its use of the properties in the operation of its business. Bonanza Creek believes that it has satisfactory title to or rights in all of its producing properties. Bonanza Creek undergoes thorough title review and receives title opinions from legal counsel before it commences drilling operations, subject to the availability and examination of accurate title records. Although in certain cases, title to Bonanza Creek’s properties is subject to interpretation of multiple conveyances, deeds, reservations, and other constraints, it believes that none of these will materially detract from the value of its properties or from its interest therein or will materially interfere with the operation of its business.

Competition

The oil and natural gas industry is highly competitive and Bonanza Creek competes with a substantial number of other companies that have greater resources. Many of these companies explore for, produce and market oil and natural gas, carry on refining operations and market the resultant products on a worldwide basis. The primary areas in which Bonanza Creek encounters substantial competition are in locating and acquiring desirable leasehold acreage for Bonanza Creek’s drilling and development operations, locating and acquiring attractive producing oil and gas properties, attracting and retaining qualified personnel, and obtaining transportation for the oil and gas Bonanza Creek produces in certain regions. There is also competition between producers of oil and gas and other industries producing alternative energy and fuel. Furthermore, competitive conditions may be substantially affected by various forms of energy legislation and/or regulation considered from time to time by federal, state and local governments; however, it is not possible to predict the nature of any such legislation or regulation that may ultimately be adopted or its effects upon Bonanza Creek’s future operations. Such laws and regulations may, however, substantially increase the costs of exploring for, developing or producing gas and oil and may prevent or delay the commencement or continuation of a given operation. The effect of these risks cannot be accurately predicted.

Further, oil prices and natural gas prices do not necessarily fluctuate in direct relationship to each other. Because approximately 75% of Bonanza Creek’s estimated proved reserves as of December 31, 2016 were oil and natural gas liquids reserves, Bonanza Creek’s financial results are more sensitive to movements in oil prices. During the nine months ended September 30, 2017, the daily NYMEX WTI oil spot price ranged from a high of $54.48 per Bbl to a low of $42.48 per Bbl, and the NYMEX natural gas HH spot price ranged from a high of $3.71 per MMBtu to a low of $2.44 per MMBtu.

Insurance Matters

As is common in the oil and gas industry, Bonanza Creek does not insure fully against all risks associated with its business either because such insurance is not available or customary, or because premium costs are considered prohibitive. A loss not fully covered by insurance could have a material adverse effect on Bonanza Creek’s financial position, results of operations or cash flows.

Regulation of the Oil and Natural Gas Industry

Bonanza Creek’s operations are substantially affected by federal, state and local laws and regulations. In particular, oil and natural gas production and related operations are, or have been, subject to price controls, taxes and numerous other laws and regulations. All of the jurisdictions in which Bonanza Creek owns or operates properties or assets for oil and natural gas production have statutory provisions regulating the exploration for and production of oil and natural gas, including provisions related to permits for the drilling of wells, bonding requirements to drill or operate wells, the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, sourcing and disposal of water used in the drilling and completion process, and the abandonment of wells. Bonanza Creek’s operations are also subject to various conservation laws and regulations. These include regulation of the size of drilling and spacing units or proration units, the number of wells which may be drilled in an area, and the unitization or pooling of oil and natural gas wells, and regulations that generally prohibit the venting or flaring of natural gas and that impose certain requirements regarding the ratability or fair apportionment of production from fields and individual wells.

Failure to comply with applicable laws and regulations can result in substantial penalties. Bonanza Creek’s competitors in the oil and natural gas industry are subject to the same regulatory requirements and restrictions that affect Bonanza Creek’s operations. The regulatory burden on the industry can increase the cost of doing business and negatively affect profitability. Because such laws and regulations are frequently revised and amended through various rulemakings, Bonanza Creek is often unable to predict the future costs or impact of compliance. Additional proposals and proceedings that affect the natural gas industry are regularly considered by Congress, the states and various municipalities, the Federal Energy Regulatory Commission (“FERC”), and the courts. Bonanza Creek cannot predict when or whether any such proposals or proceedings may become effective and if the outcomes will negatively affect Bonanza Creek’s operations.

Bonanza Creek believes that continued substantial compliance with existing requirements will not have a material adverse effect on Bonanza Creek’s financial position, cash flows or results of operations. However, current regulatory requirements may change, currently unforeseen incidents may occur or past non-compliance with laws or regulations may be discovered.

Regulation of Transportation of Oil

Bonanza Creek’s sales of crude oil are affected by the availability, terms and cost of transportation. Interstate transportation of oil by pipeline is regulated by FERC pursuant to the Interstate Commerce Act (“ICA”), the Energy Policy Act of 1992 and the rules and regulations promulgated under those laws. The ICA and its implementing regulations require that tariff rates for interstate service on oil pipelines, including interstate pipelines that transport crude oil and refined products (collectively referred to as “petroleum pipelines”) be just and reasonable and non-discriminatory and that such rates and terms and conditions of service be filed with FERC.

Intrastate oil pipeline transportation rates are subject to regulation by state regulatory commissions. The basis for intrastate oil pipeline regulation, and the degree of regulatory oversight and scrutiny given to intrastate oil pipeline rates, varies from state to state. Insofar as effective interstate and intrastate rates are equally applicable to all comparable shippers, Bonanza Creek believes that the regulation of oil transportation rates will not affect Bonanza Creek’s operations in any way that is of material difference from those of Bonanza Creek’s competitors who are similarly situated.

Regulation of Transportation and Sales of Natural Gas

Historically, the transportation and sale for resale of natural gas in interstate commerce have been regulated by agencies of the U.S. federal government, primarily FERC. FERC regulates interstate natural gas transportation rates and service conditions, which affects the marketing of natural gas that Bonanza Creek produces, as well as the revenues Bonanza Creek receives for sales of its natural gas.

In the past, the federal government has regulated the prices at which natural gas could be sold. While sales by producers of natural gas can currently be made at uncontrolled market prices, Congress could reenact price controls in the future. Deregulation of wellhead natural gas sales began with the enactment of the Natural Gas Policy Act (“NGPA”) and culminated in adoption of the Natural Gas Wellhead Decontrol Act which removed controls affecting wellhead sales of natural gas effective January 1, 1993. The transportation and sale for resale of natural gas in interstate commerce is regulated primarily under the Natural Gas Act (“NGA”), and by regulations and orders promulgated under the NGA by FERC. In certain limited circumstances, intrastate transportation and wholesale sales of natural gas may also be affected directly or indirectly by laws enacted by Congress and by FERC regulations.

FERC issued a series of orders in 1996 and 1997 to implement its open access policies. As a result, the interstate pipelines’ traditional role as wholesalers of natural gas has been greatly reduced and replaced by a structure under which pipelines provide transportation and storage service on an open access basis to others who buy and sell natural gas. Although FERC’s orders do not directly regulate natural gas producers, they are intended to foster increased competition within all phases of the natural gas industry.

The Domenici Barton Energy Policy Act of 2005 (“EP Act of 2005”), is a comprehensive compilation of tax incentives, authorized appropriations for grants and guaranteed loans, and significant changes to the statutory policy that affects all segments of the energy industry. Among other matters, the EP Act of 2005 amends the NGA to add an anti-market manipulation provision which makes it unlawful for any entity to engage in prohibited behavior to be prescribed by FERC. The EP Act of 2005 provides FERC with the power to assess civil penalties of up to $1,000,000 per day for violations of the NGA and increases FERC’s civil penalty authority under the NGPA from $5,000 per violation per day to $1,000,000 per violation per day. The civil penalty provisions are applicable to entities that engage in the sale of natural gas for resale in interstate commerce. On January 19, 2006, FERC issued Order No. 670, a rule implementing the anti-market manipulation provision of the EP Act of 2005, and subsequently denied rehearing. The rules make it unlawful: (1) in connection with the purchase or sale of natural gas subject to the jurisdiction of FERC, or the purchase or sale of transportation more accessible to natural gas services subject to the jurisdiction of FERC, for any entity, directly or indirectly, to use or employ any device, scheme or artifice to defraud; (2) to make any untrue statement of material fact or omit to make any such statement necessary to make the statements made not misleading; or (3) to engage in any act or practice that operates as a fraud or deceit upon any person. The new anti-market manipulation rule does not apply to activities that relate only to intrastate or other non-jurisdictional sales or gathering, but does apply to activities of gas pipelines and storage companies that provide interstate services, as well as otherwise non-jurisdictional entities to the extent the activities are conducted “in connection with” gas sales, purchases or transportation subject to FERC jurisdiction, which now includes the annual reporting requirements under Order 704. The anti-market manipulation rule and enhanced civil penalty authority reflect an expansion of FERC’s NGA enforcement authority.

Gathering service, which occurs upstream of jurisdictional transmission services, is regulated by the states onshore and in state waters. Although its policy is still in flux, FERC has reclassified certain jurisdictional transmission facilities as non-jurisdictional gathering facilities, which has the tendency to increase Bonanza Creek’s costs of getting gas to point of sale locations. State regulation of natural gas gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory-take requirements. Although nondiscriminatory-take regulation has not generally been affirmatively applied by state agencies, natural gas gathering may receive greater regulatory scrutiny in the future.

Section 1(b) of the NGA exempts natural gas gathering facilities from regulation by FERC as a natural gas company under the NGA. Bonanza Creek believes that the natural gas pipelines in Bonanza Creek’s gathering systems meet the traditional tests FERC has used to establish a pipeline’s status as a gatherer not subject to regulation as a natural gas company. However, the distinction between FERC-regulated transmission services and federally unregulated gathering services is the subject of ongoing litigation, so the classification and regulation of Bonanza Creek’s gathering facilities are subject to change based on future determinations by FERC, the courts or Congress.

Bonanza Creek’s sales of natural gas are also subject to requirements under the Commodity Exchange Act (“CEA”), and regulations promulgated thereunder by the Commodity Futures Trading Commission (“CFTC”). The CEA prohibits any person from manipulating or attempting to manipulate the price of any commodity in interstate commerce or futures on such commodity. The CEA also prohibits knowingly delivering or causing to be delivered false or misleading or knowingly inaccurate reports concerning market information or conditions that affect or tend to affect the price of a commodity.

Intrastate natural gas transportation is also subject to regulation by state regulatory agencies. The basis for intrastate regulation of natural gas transportation and the degree of regulatory oversight and scrutiny given to intrastate natural gas pipeline rates and services varies from state to state. Insofar as such regulation within a particular state will generally affect all intrastate natural gas shippers within the state on a comparable basis, Bonanza Creek believes that the regulation of similarly situated intrastate natural gas transportation in any states in which Bonanza Creek operates and ships natural gas on an intrastate basis will not affect Bonanza Creek’s operations in any way that is of material difference from those of Bonanza Creek’s competitors. Like the regulation of interstate transportation rates, the regulation of intrastate transportation rates affects the marketing of natural gas that Bonanza Creek produces, as well as the revenues Bonanza Creek receives for sales of its natural gas.

Changes in law and to FERC policies and regulations may adversely affect the availability and reliability of firm and/or interruptible transportation service on interstate pipelines, and Bonanza Creek cannot predict what future action FERC will take. Bonanza Creek does not believe, however, that any regulatory changes will affect it in a way that materially differs from the way they will affect other natural gas producers, gatherers and marketers with which Bonanza Creek competes.

Regulation of Production

The production of oil and natural gas is subject to regulation under a wide range of local, state and federal statutes, rules, orders and regulations. Federal, state and local statutes and regulations require permits for drilling operations, drilling bonds and reports concerning operations. The states in which Bonanza Creek owns and operates properties have regulations governing conservation matters, including provisions for the spacing and unitization or pooling of oil and natural gas properties, the regulation of well spacing and well density, and procedures for proper plugging and abandonment of wells. The intent of these regulations is to promote the efficient recovery of oil and gas reserves while reducing waste and protecting correlative rights. By collaborating with industry’s exploration and development operations, these regulations effectively identify where wells can be drilled, well densities by geologic formation along with the proper spacing and pooling unit size to effectively drain the resources. Operators can apply for exceptions to such regulations including applications to increase well densities to more effectively recover the oil and gas resources. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within its jurisdiction.

Bonanza Creek owns interests in properties located onshore in three U.S. states. These states regulate drilling and operating activities by requiring, among other things, permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled and the plugging and abandonment of wells. The laws of these states also govern a number of environmental and conservation matters, including the handling and disposing or discharge of waste materials, the size of drilling and spacing units or proration units and the density of wells that may be drilled, and the unitization and pooling of oil and gas properties.

Regulation of Derivatives

The Dodd-Frank Act was passed by Congress and signed into law in July 2010. The Dodd-Frank Act is designed to provide a comprehensive framework for the regulation of the over-the-counter derivatives market with the intent to provide greater transparency and reduction of risk between counterparties. The Dodd-Frank Act subjects swap dealers and major swap participants to capital and margin requirements and requires many derivative transactions to be cleared on exchanges. The Dodd-Frank Act provides for a potential exemption from these clearing and cash collateral requirements for commercial end-users.

Environmental, Health and Safety Regulation

Bonanza Creek’s natural gas and oil exploration and production operations are subject to numerous stringent federal, regional, state and local laws and regulations governing safety and health, the discharge of materials into the environment or otherwise relating to protection of the environment or natural resources, non-compliance with which can result in substantial administrative, civil and criminal penalties and other sanctions, including suspension or cessation of operations. These laws and regulations may, among other things, require the acquisition of permits before drilling or other regulated activity commences; restrict the types, quantities and concentrations of various substances that can be released into the environment; govern the sourcing and disposal of water used in the drilling and completion process; limit or prohibit drilling activities that impact threatened or endangered species or that occur in certain areas and on certain lands lying within wilderness, wetlands, frontier and other protected areas; require some form of investigation or remedial action to prevent or mitigate pollution from former operations such as plugging abandoned wells or closing earthen pits; establish specific safety and health criteria addressing worker and natural resource protection and impose substantial liabilities for pollution resulting from operations or failure to comply with regulatory filing obligations. Cumulatively, these laws and regulations may impact the rate of production.

The following is a summary of the more significant existing environmental and health and safety laws and regulations to which Bonanza Creek is subject and for which compliance may have a material adverse impact on Bonanza Creek’s capital expenditures, results of operations or financial position.

Hazardous Substances and Waste Handling

The Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”), also known as the Superfund law, and comparable state laws impose liability without regard to fault or the legality of the original conduct on certain classes of persons who are considered to be responsible for the release of a “hazardous substance” into the environment. These persons include current and prior owners or operators of the site where the release occurred and entities that disposed or arranged for the disposal of the hazardous substances found at the site. Under CERCLA, these potentially “responsible persons” may be subject to strict, joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources, and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Bonanza Creek is able to control directly the operation of only those wells with respect to which Bonanza Creek acts as operator. Notwithstanding Bonanza Creek’s lack of direct control over wells operated by others, the failure of an operator other than Bonanza Creek to comply with applicable environmental regulations may, in certain circumstances, be attributed to Bonanza Creek. Bonanza Creek generates materials in the course of its operations that may be regulated as hazardous substances but Bonanza Creek is not aware of any liabilities for which it may be held responsible that would materially or adversely affect it.

The Resource Conservation and Recovery Act (“RCRA”) and comparable state statutes regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. With the approval of the EPA, the individual states can administer some or all of the provisions of RCRA, and some states have adopted their own, more stringent requirements. Drilling fluids, produced waters and most of the other wastes associated with the exploration, development and production of natural gas and oil are currently regulated under RCRA’s non-hazardous waste provisions. However, legislation has been proposed from time to time and various environmental groups have filed lawsuits that, if successful, could result in the reclassification of certain natural gas and oil exploration and production wastes as “hazardous wastes,” which would make such wastes subject to much more stringent handling, disposal and clean-up requirements. For example, in May 2016, several environmental groups filed a lawsuit in the U.S. District Court for the District of Columbia that seeks to compel the EPA to review and, if necessary, revise its regulations regarding existing exemptions for exploration and production related wastes. On December 28, 2016, the EPA entered into a consent decree with those environmental groups to settle the lawsuit, which requires the EPA by March 15, 2019 to either propose new regulations regarding exploration and production related wastes or sign a determination that revision of such regulations is not necessary.

Bonanza Creek currently owns or leases, and has in the past owned or leased, properties that have been used for numerous years to explore and produce oil and natural gas. Although Bonanza Creek has utilized operating and disposal practices that were standard in the industry at the time, hydrocarbons and wastes may have been disposed of or released on or under the properties owned or leased by Bonanza Creek or on or under the other locations where these hydrocarbons and wastes have been taken for treatment or disposal. In addition, certain of these properties have been operated by third parties whose treatment and disposal or release of hydrocarbons and wastes were not under Bonanza Creek’s control. These properties and wastes disposed thereon may be subject to CERCLA, RCRA and analogous state laws. Under these laws, Bonanza Creek could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators), to clean up contaminated property (including groundwater contaminated by prior owners or operators), to pay for damages for the loss or impairment of natural resources, and to take measures to prevent future contamination from Bonanza Creek’s operations.

In addition, other laws require the reporting on use of hazardous and toxic chemicals. For example, in October 2015, EPA granted, in part, a petition filed by several national environmental advocacy groups to add the oil and gas extraction industry to the list of industries required to report releases of certain “toxic chemicals” under the Toxic Release Inventory (“TRI”) program under the Emergency Planning and Community

Right-to-Know Act. EPA determined that natural gas processing facilities may be appropriate for addition to TRI applicable facilities and in January 2017, EPA issued a proposed rule to include natural gas processing facilities in the TRI program. Review of this proposed rule is ongoing.

Pipeline Safety and Maintenance

Pipelines, gathering systems and terminal operations are subject to increasingly strict safety laws and regulations. Both the transportation and storage of refined products and crude oil involve a risk that hazardous liquids may be released into the environment, potentially causing harm to the public or the environment. In turn, such incidents may result in substantial expenditures for response actions, significant government penalties, liability for natural resources damages, and significant business interruption. The U.S. Department of Transportation has adopted safety regulations with respect to the design, construction, operation, maintenance, inspection and management of Bonanza Creek’s pipeline and storage facilities.

These regulations contain requirements for the development and implementation of pipeline integrity management programs, which include the inspection and testing of pipelines and the correction of anomalies. These regulations also require that pipeline operation and maintenance personnel meet certain qualifications and that pipeline operators develop comprehensive spill response plans.

There have been recent initiatives to strengthen and expand pipeline safety regulations and to increase penalties for violations. In 2015, PHMSA proposed to expand its regulations in a number of ways, including through the increased regulation of gathering lines, even in rural areas. In 2016, PHMSA increased its regulations to require crude oil sampling and reporting as an offeror and increased its civil penalty structure.

Air Emissions

The Clean Air Act (“CAA”) and comparable state laws and regulations restrict the emission of air pollutants from many sources, including oil and gas operations, and impose various monitoring and reporting requirements. These laws and regulations may require Bonanza Creek to obtain pre- approval for the construction or modification of certain projects or facilities expected to produce or significantly increase air emissions, obtain and comply with stringent air permit requirements or utilize specific equipment or technologies to control emissions. Obtaining required air permits can significantly delay the development of certain oil and natural gas projects. Over the next several years, Bonanza Creek may be required to incur certain capital expenditures for air pollution control equipment or other air emissions related issues.

For example, on August 16, 2012, the EPA published final rules under the CAA that subject oil and natural gas production, processing, transmission and storage operations to regulation under the New Source Performance Standards (“NSPS”) and National Emission Standards for Hazardous Air Pollutants programs. With regards to production activities, these final rules require, among other things, the reduction of volatile organic compound emissions from three subcategories of fractured and refractured gas wells for which well completion operations are conducted: wildcat (exploratory) and delineation gas wells; low reservoir pressure non-wildcat and non-delineation gas wells; and all “other” fractured and refractured gas wells. These regulations also establish specific new requirements regarding emissions from production-related wet seal and reciprocating compressors and from pneumatic controllers and storage vessels. The EPA issued revised rules in 2013 and 2014 in response to requests for reconsideration from industry and the environmental community. Most recently, as part of the reconsideration, in May 2016 the EPA issued amendments to the NSPS rules focused on achieving additional methane and volatile organic compound reductions from oil and natural gas operations. Among other things, these amendments impose new requirements for leak detection and repair, control requirements for oil well completions, and additional control requirements for gathering, boosting, and compressor stations. On May 26, 2017, the EPA announced a 90-day stay of certain portions of the NSPS standards, which stay was vacated in part by the U.S. Court of Appeals for the D.C. Circuit on July 3, 2017. The EPA also proposed a two-year stay of the certain portions of the NSPS standards on June 12, 2017, which stay is currently under consideration and the court emphasized is not impacted by its July 3, 2017 decision. Concurrently with these methane rules, the EPA finalized a new rule regarding source determinations and permitting requirements for the onshore oil and gas industry under the CAA. The EPA also published Control Technique Guidelines aimed at providing states with guidance on Reasonable Achievable Control Technology for the oil and gas industry in areas of ozone non-attainment.

On October 1, 2015, EPA finalized its rule lowering the existing 75 part per billion (“ppb”) national ambient air quality standard (“NAAQS”) for ozone under the CAA to 70 ppb. Also in 2015, the State of Colorado received a bump-up in its existing ozone non-attainment status from “marginal” to “moderate.” Oil and natural gas operations in ozone nonattainment areas, including in Colorado, may be subject to increased regulatory burdens in the form of more stringent emission controls, emission offset requirements, and increased permitting delays and costs. In addition, in February 2014, the Colorado Department of Public Health and Environment’s Air Quality Control Commission (“AQCC”) adopted new and revised air quality regulations that impose stringent new requirements to control emissions from existing and new oil and gas facilities in Colorado. The proposed regulations include new control, monitoring, recordkeeping, and reporting requirements on oil and gas operators in Colorado. For example, the new regulations impose Storage Tank Emission Management (“STEM”) requirements for certain new and existing storage tanks. The STEM requirements require Bonanza Creek to install costly emission control technologies as well as monitoring and recordkeeping programs at most of Bonanza Creek’s new and existing well production facilities. The new Colorado regulations also impose a Leak Detection and Repair (“LDAR”) program for well production facilities and compressor stations. The LDAR program primarily targets hydrocarbon (i.e., methane) emissions from the oil and gas sector in Colorado and represents a significant new use of state authority regarding these emissions.

Compliance with these and other air pollution control and permitting requirements has the potential to delay the development of oil and natural gas projects and increase Bonanza Creek’s costs of development and production, and such costs could be significant.

Climate Change

In response to findings that emissions of carbon dioxide, methane and other greenhouse gases (“GHGs”) present an endangerment to public health and the environment, the EPA has adopted regulations under existing provisions of the CAA that establish requirements for certain large stationary sources that include potential major sources of GHG emissions. In May 2016, the EPA also finalized a rule regarding source determination, including defining the term “adjacent” under the CAA, which affects how major sources, including GHG major sources, are regulated, particularly regarding criteria for aggregating multiple small surface sites into a single source for air-quality permitting purposes applicable to the oil and natural gas industry. This rule could cause small facilities, on an aggregate basis, to be deemed a major source, thereby triggering more stringent air permitting requirements These EPA rulemakings will have nominal effect on Bonanza Creek’s operations because the rule clarified Bonanza Creek’s existing presumption on “adjacent” and presents no conflict with the State of Colorado regulations. In addition, the EPA has adopted rules requiring the monitoring and reporting of GHGs from specified onshore and offshore oil and gas production sources in the United States on an annual basis, which include certain of Bonanza Creek’s operations. Bonanza Creek are monitoring GHG emissions from Bonanza Creek’s operations in accordance with the GHG emissions reporting rule.

Congress has, from time to time, considered legislation to reduce emissions of GHGs. In addition, a number of state and regional efforts have emerged that are aimed at tracking and/or reducing GHG emissions by means of cap and trade programs that typically require major sources of GHG emissions, such as electric power plants, to acquire and surrender emission allowances in return for emitting those GHGs. Most recently, the EPA finalized rules to further reduce GHG emissions, primarily from coal-fired power plants, under its Clean Power Plan. On February 9, 2016, the Supreme Court of the United States stayed the implementation of this rule pending judicial review. On March 28, 2017, President Trump signed an Executive Order directing the EPA to review the regulations, and on April 4, 2017, the EPA announced that it was reviewing the 2015 carbon dioxide regulations. On April 28, 2017, the U.S. Court of Appeals for the District of Columbia stayed the litigation pending the current administration’s review. That stay was extended for another 60 days on August 8, 2017. On October 9, 2017, the EPA announced that it will repeal the Clean Power Plan. In addition, the United States reached agreement during the December 2015 United Nations climate change conference to reduce its GHG emissions by 26-28% by 2025 compared with 2005 levels, and also to provide periodic updates on its progress. On June 1, 2017, President Trump announced that the United States would withdraw from the Paris Agreement and that it would potentially seek to renegotiate the Agreement on more favorable terms. Although President Trump has the authority to unilaterally withdraw the United States from the Paris Agreement, per the terms of the Agreement, such a withdrawal may not be made until three years from the effective date of the Agreement, which is November 4, 2019, and any such withdrawal only becomes effective one year after the notice of withdrawal is provided. Although it is not possible at this time to predict how legislation or new regulations that may be adopted to address GHG emissions would impact Bonanza Creek’s business, any such future laws and regulations imposing reporting obligations on, or limiting emissions of GHGs from Bonanza Creek’s equipment and operations could require Bonanza Creek to incur costs to reduce emissions of GHGs associated with Bonanza Creek’s operations. Severe limitations on GHG emissions could adversely affect demand for the oil and natural gas Bonanza Creek produces.

Water Discharges

The Federal Water Pollution Control Act or the Clean Water Act (“CWA”) and analogous state laws impose restrictions and controls regarding the discharge of pollutants into certain surface waters. In 2016, the definition of waters of the United States was substantially expanded which may have effect on Bonanza Creek’s current and future operations. The Trump administration has identified this rule change as one that may be rescinded using the Congressional Review Act or other means. Pursuant to these laws and regulations, Bonanza Creek may be required to obtain and maintain approvals or permits for the discharge of wastewater or storm water and are required to develop and implement spill prevention, control and countermeasure plans, also referred to as “SPCC plans,” in connection with on-site storage of significant quantities of oil. As properties are acquired, Bonanza Creek determines the need for new or updated SPCC plans and, where necessary, will develop or update such plans to implement physical and operation controls, the costs of which are not expected to be material. In June 2015, the EPA and the U.S. Army Corps of Engineers adopted a new regulatory definition of “waters of the U.S.,” which governs which waters and wetlands are subject to the CWA. This final rule has been stayed pending the resolution of ongoing litigation, and in February 2017, President Trump signed an executive order directing EPA to begin rescinding or revising this final rule. On June 27, 2017, the EPA proposed a rule to rescind the Clean Water Act Rule and re-codify the regulatory text that existed prior to 2015 defining the “waters of the United States,” which was open for public comment until September 27, 2017. Therefore, the scope of the jurisdictional reach of the Clean Water Act will likely remain uncertain for several years. In June 2016, EPA finalized new CWA pretreatment standards that would prevent onshore unconventional oil and natural gas wells from discharging wastewater pollutants to publicly-owned treatment facilities. Regulated entities are required to come into compliance with these standards by August 29, 2019.

Endangered Species Act

The federal Endangered Species Act restricts activities that may affect endangered and threatened species or their habitats. A final rule amending how critical habitat is designated was finalized in 2016. Some of Bonanza Creek’s facilities may be located in areas that are designated as habitat for endangered or threatened species. The designation of previously unidentified endangered or threatened species could cause Bonanza Creek to incur additional costs or become subject to operating restrictions or bans in the affected areas.

Employee Health and Safety

Bonanza Creek is subject to a number of federal and state laws and regulations, including the federal Occupational Safety and Health Act (“OSHA”), and comparable state statutes, the purpose of which are to protect the health and safety of workers. In 2016, there were substantial revisions to the regulations under OSHA that may have impact to Bonanza Creek’s operations. These changes include among other items; record keeping and reporting, revised crystalline silica standard, naming oil and gas as a high hazard industry and requirements for a safety and health management system. In addition, OSHA’s hazard communication standard, the EPA community right-to-know regulations under Title III of the federal Superfund Amendment and Reauthorization Act and comparable state statutes require that information be maintained concerning hazardous materials used or produced in Bonanza Creek’s operations, and that this information be provided to employees, state and local government authorities and citizens.

Hydraulic Fracturing

Regulations Relating to Hydraulic Fracturing

Bonanza Creek is subject to extensive federal, state, and local laws and regulations concerning health, safety, and environmental protection. Government authorities frequently add to those requirements, and both oil and gas development generally and hydraulic fracturing specifically are receiving increasing regulatory attention. Bonanza Creek’s operations utilize hydraulic fracturing, an important and commonly used process in the completion of oil and natural gas wells in low-permeability formations. Hydraulic fracturing involves the injection of water, proppant, and chemicals under pressure into rock formations to stimulate hydrocarbon production.

States have historically regulated oil and gas exploration and production activity, including hydraulic fracturing. State governments in the areas where Bonanza Creek operates have adopted or are considering adopting additional requirements relating to hydraulic fracturing that could restrict its use in certain circumstances or make it more costly to utilize. Such measures may address any risk to drinking water, the potential for hydrocarbon migration and disclosure of the chemicals used in fracturing. Colorado, for example, comprehensively updated its oil and gas regulations in 2008 and adopted significant additional amendments in 2011 and 2013. Among other things, the updated and amended regulations require operators to reduce methane emissions associated with hydraulic fracturing, compile and report additional information regarding well bore integrity, publicly disclose the chemical ingredients used in hydraulic fracturing, increase the minimum distance between occupied structures and oil and gas wells, undertake additional mitigation for nearby residents, and implement additional groundwater testing. In 2014, Colorado enacted legislation to increase the potential sanctions for statutory, regulatory and other violations. Among other things, this legislation and its implementing regulations mandate monetary penalties for certain types of violations, require a penalty to be assessed for each day of violation and significantly increase the maximum daily penalty amount. In early 2016, Colorado adopted rules imposing additional permitting requirements for certain large scale facilities in urban mitigation areas and additional notice requirements prior to engaging in operations near certain municipalities. Any enforcement actions or requirements of additional studies or investigations by governmental authorities where Bonanza Creek operates could increase Bonanza Creek’s operating costs and cause delays or interruptions of Bonanza Creek’s operations.

The federal Safe Drinking Water Act (“SDWA”) and comparable state statutes may restrict the disposal, treatment or release of water produced or used during oil and gas development. Subsurface emplacement of fluids, primarily via disposal wells or enhanced oil recovery (“EOR”) wells, is governed by federal or state regulatory authorities that, in some cases, include the state oil and gas regulatory or the state’s environmental authority. The federal Energy Policy Act of 2005 amended the Underground Injection Control provisions of the SDWA to expressly exclude certain hydraulic fracturing from the definition of “underground injection,” but disposal of hydraulic fracturing fluids and produced water or their injection for EOR is not excluded.

Federal agencies are also considering additional regulation of hydraulic fracturing. The EPA has published guidance for issuing underground injection permits that would regulate hydraulic fracturing using diesel fuel. This guidance eventually could encourage other regulatory authorities to adopt permitting and other restrictions on the use of hydraulic fracturing. In addition, on October 21, 2011, the EPA announced its intention to propose regulations under the CWA to regulate wastewater discharges from hydraulic fracturing and other natural gas production. As noted above, in June 2016, EPA finalized regulations that address discharges of wastewater pollutants from onshore unconventional extraction facilities to publicly-owned treatment works. Regulated entities are required to come into compliance with these standards by August 29, 2019. The EPA also published a study of the impact of hydraulic fracturing on drinking water resources in December 2016, which concluded that drinking water resources can be affected by hydraulic fracturing under specific circumstances. The results of this study could result in additional regulations, which could lead to operational burdens similar to those described above. The EPA also has initiated a stakeholder and potential rulemaking process under the Toxic Substances Control Act (“TSCA”) to obtain data on chemical substances and mixtures used in hydraulic fracturing. The EPA has not indicated when it intends to issue a proposed rule, but it issued an Advanced Notice of Proposed Rulemaking in May 2014, seeking public comment on a variety of issues related to the TSCA rulemaking. As noted above, in January 2017, the EPA issued a proposed rule to include natural gas processing facilities in the TRI program. The United States Department of the Interior also finalized a new rule regulating hydraulic fracturing activities on federal lands, including requirements for disclosure, well bore integrity and handling of flowback water. This rule was stayed pending the outcome of litigation, but the 10th Circuit Court of Appeals dismissed the appeal from the decision vacating the rule and the underlying case on September 21, 2017. It is unclear whether the rule remains in effect. In early 2016, the Bureau of Land Management (“BLM”) proposed rules related to further controlling the venting and flaring of natural gas on BLM land. The current Congress has taken efforts to repeal the BLM methane rules. In early February 2017, the U.S. House of Representatives voted to eliminate the BLM methane rules using the Congressional Review Act (the “CRA”). However, the CRA requires majority approval from the Senate and approval of the President to officially repeal these rules and the Senate failed to approve the repeal in May 2017. Additionally, the Department of the Interior (the parent department of BLM) announced in October 2017 that it would delay the effectiveness of the BLM methane rules that were to become effective in January 2018. The U.S. Occupational Safety and Health Administration has proposed stricter standards for worker exposure to silica, which would apply to use of sand as a proppant for hydraulic fracturing. In addition, the Department of Labor and the Department of Justice, Environment and Natural Resources Division released a Memorandum of Understanding announcing an inter-agency effort to increase the enforcement of workplace safety crimes that occur in conjunction with environmental crimes.

Apart from these ongoing federal and state initiatives, local governments are adopting new requirements on hydraulic fracturing and other oil and gas operations. Voters in Colorado have proposed or advanced initiatives restricting or banning oil and gas development in Colorado. Any successful bans or moratoriums where Bonanza Creek operates could increase the costs of Bonanza Creek’s operations, impact Bonanza Creek’s profitability, and even prevent Bonanza Creek from drilling in certain locations.

At this time, it is not possible to estimate the potential impact on Bonanza Creek’s business of recent state and local actions or the enactment of additional federal or state legislation or regulations affecting hydraulic fracturing. The adoption of future federal, state or local laws or implementing regulations imposing new environmental obligations on, or otherwise limiting, Bonanza Creek’s operations could make it more difficult and more expensive to complete oil and natural gas wells, increase Bonanza Creek’s costs of compliance and doing business, delay or prevent the development of certain resources (including especially shale formations that are not commercial without the use of hydraulic fracturing), or alter the demand for and consumption of Bonanza Creek’s products and services. Bonanza Creek cannot assure you that any such outcome would not be material, and any such outcome could have a material and adverse impact on its cash flows and results of operations.

Bonanza Creek’s Use of Hydraulic Fracturing

Bonanza Creek uses hydraulic fracturing as a means to maximize production of oil and gas from formations having low permeability such that natural flow is restricted. Fracture stimulation has been used for decades in both the Rocky Mountains and Mid-Continent.

Typical hydraulic fracturing treatments are made up of water, chemical additives and sand. Bonanza Creek utilizes major hydraulic fracturing service companies who track and report additive chemicals that are used in fracturing as required by the appropriate government agencies. Each of these companies fracture stimulate a multitude of wells for the industry each year.

Bonanza Creek periodically reviews its plans and policies regarding oil and gas operations, including hydraulic fracturing, in order to minimize any potential environmental impact. Bonanza Creek’s operations are subject to close supervision by state and federal regulators (including the BLM with respect to federal acreage), who frequently inspect Bonanza Creek’s fracturing operations.

National Environmental Policy Act

Natural gas and oil exploration and production activities on federal lands are subject to the National Environmental Policy Act (“NEPA”).

NEPA requires federal agencies, including the Departments of Interior and Agriculture, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency prepares an Environmental Assessment to evaluate the potential direct, indirect and cumulative impacts of a proposed project. If impacts are considered significant, the agency will prepare a more detailed environmental impact study that is made available for public review and comment. All of Bonanza Creek’s current exploration and production activities, as well as proposed exploration and development plans, on federal lands require governmental permits that are subject to the requirements of NEPA. The vast majority of Bonanza Creek’s exploration and production activities are not on federal lands. This environmental impact assessment process has the potential to delay or limit, or increase the cost of, the development of natural gas and oil projects on federal lands. Authorizations under NEPA also are subject to protest, appeal or litigation, which can delay or halt projects.

Oil Pollution Act

The Oil Pollution Act of 1990 (“OPA”) establishes strict liability for owners and operators of facilities that are the site of a release of oil into waters of the U.S. The OPA and its associated regulations impose a variety of requirements on responsible parties related to the prevention of oil spills and liability for damages resulting from such spills. A “responsible party” under the OPA includes owners and operators of certain onshore facilities from which a release may affect waters of the U.S. The OPA assigns liability to each responsible party for oil cleanup costs and a variety of public and private damages. While liability limits apply in some circumstances, a party cannot take advantage of liability limits if the spill was caused by gross negligence or willful misconduct or resulted from violation of a federal safety, construction or operating regulation. If the party fails to report a spill or to cooperate fully in the cleanup, liability limits likewise do not apply. Few defenses exist to the liability imposed by the OPA. The OPA imposes ongoing requirements on a responsible party, including the preparation of oil spill response plans and proof of financial responsibility to cover environmental cleanup and restoration costs that could be incurred in connection with an oil spill.

Other State Laws

Bonanza Creek’s properties located in Colorado are subject to the authority of the Colorado Oil and Gas Conservation Commission (the “COGCC”), as well as other state agencies. The COGCC recently approved new rules regarding minimum setbacks, groundwater monitoring, large-scale facilities in urban mitigation areas, and public notice requirements that are intended to prevent or mitigate environmental impacts of oil and gas development and include the permitting of wells. Over the past several years, the COGCC has also approved new rules regarding various other matters, including wellbore integrity, hydraulic fracturing, well control waste management, spill reporting, and an increase in potential sanctions for COGCC rule’s violations. Depending on how these and any other new rules are applied, they could add substantial increases in well costs for Bonanza

Creek’s Colorado operations. The rules could also impact Bonanza Creek’s ability and extend the time necessary to obtain drilling permits, which would create substantial uncertainty about Bonanza Creek’s ability to meet future drilling plans and thus production and capital expenditure targets. The State of Colorado also created a task force to make recommendations for minimizing land use and other conflicts concerning the location of new oil and gas facilities. In early 2016, COGCC finalized a rulemaking to implement rules applicable to the permitting of large-scale oil and gas facilities in urban mitigation areas and rules requiring operators to register with and provide operational information to municipalities prior to conducting oil and gas operations with notice prior to engaging in certain operations. In 2016, the Colorado Supreme Court ruled that the cities of Fort Collins and Longmont do not have authority to ban oil and gas operations within their jurisdictional limits. Although Bonanza Creek does not own or operate within any of these municipal areas, the Colorado Supreme Court decision has bearing on Bonanza Creek’s ability to continue to operate in Colorado. Further, Weld County completed implementation of a local government permitting process for land use approval. Bonanza Creek does not expect that current local government regulations will have any material impact on Bonanza Creek’s operations.

Employees

As of December 1, 2017, Bonanza Creek had 152 employees and also utilized the services of independent contractors to perform various field and other services. Bonanza Creek’s future success will depend partially on its ability to attract, retain and motivate qualified personnel. Bonanza Creek is not a party to any collective bargaining agreements and has not experienced any strikes or work stoppages.

Legal Proceedings

From time to time, Bonanza Creek is subject to legal proceedings and claims that arise in the ordinary course of business. Like other gas and oil producers and marketers, Bonanza Creek’s operations are subject to extensive and rapidly changing federal and state environmental, health and safety and other laws and regulations governing air emissions, wastewater discharges, and solid and hazardous waste management activities. As of the date of this joint proxy statement/prospectus, there are no material pending or overtly threatened legal actions against Bonanza Creek of which it is aware.

Bonanza Creek filed voluntary petitions under Chapter 11 on January 4, 2017. The Bonanza Creek reorganization plan was confirmed on April 7, 2017 and became effective on April 28, 2017. Pursuant to Chapter 11, the filing of the Bankruptcy Petitions automatically stayed most actions against Bonanza Creek, including actions to collect indebtedness incurred prior to the filing of the Bankruptcy Petitions or to exercise control over the Bonanza Creek’s property.

During 2015, Bonanza Creek voluntarily instigated an internal audit of its storage tank facilities located in the Wattenberg Field (the “Audit”). The purpose of the Audit was to determine compliance with applicable air quality regulations. Based on the results of the Audit, Bonanza Creek self-reported in December 2015 and January 2016 several potential noncompliance issues to the Colorado Department of Public Health and Environment (“CDPHE”) under Colorado’s Environmental Audit Privilege and Immunity Law (the “Environmental Audit Law”). Independently, in October 2015, CDPHE issued to Bonanza Creek a compliance advisory (the “Compliance Advisory”) for certain facilities that were closely related to the matters voluntarily disclosed as a result of the Audit.

Effective October 3, 2017, Bonanza Creek and the CDPHE entered into a compliance order in consent (“COC”) resolving the matters addressed by the Compliance Advisory and the Audit. Pursuant to the terms of the COC, Bonanza Creek paid an administrative penalty of $0.18 million. The COC further sets forth compliance requirements and criteria for continued operations and contains provisions regarding, e.g., record-keeping, modifications to the COC, circumstances under which the COC may terminate with respect to certain wells and facilities, and the sale or transfer of operational or ownership interests. In order to be in compliance, Bonanza

Creek currently anticipates spending $1.7 million in 2017, $1.9 million in 2018, and $3.1 million for 2019 through 2022. The COC can be terminated after four years with a showing of substantial compliance.

Offices

As of December 1, 2017, Bonanza Creek leased 65,563 square feet of office space in Denver, Colorado at 410 17th Street, Suite 1400, Denver, Colorado 80202 where its principal offices are located and leased 7,780 square feet near its operations in Weld County, Colorado, where it has a field office and storage facilities. Bonanza Creek also owns field offices in Evans, Colorado and Magnolia, Arkansas.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BONANZA CREEK

Introduction

The following discussion and analysis of Bonanza Creek’s financial condition and results of operations should be read in conjunction with Bonanza Creek’s audited financial statements and the notes thereto for the years ended December 31, 2016, 2015 and 2014, as well as Bonanza Creek’s unaudited condensed consolidated financial statements and the notes thereto for the three and nine months ended September 30, 2017 and 2016, contained elsewhere in this joint proxy statement/prospectus.

References to “Bonanza Creek current successor period” relates to the period of April 29, 2017 through September 30, 2017. References to “Bonanza Creek current predecessor period” relate to the period of January 1, 2017 through April 28, 2017. References to “Bonanza Creek prior predecessor period” relate to the nine months ended September  30, 2016.

Executive Summary

Bonanza Creek is a Denver-based exploration and production company focused on the extraction of oil and associated liquids-rich natural gas in the United States. Bonanza Creek’s oil and liquids-weighted assets are concentrated primarily in the Wattenberg Field in Colorado and the Dorcheat Macedonia Field in southern Arkansas.

Effective as of January 1, 2015, Bonanza Creek revised the agreements with its natural gas processors in the Rocky Mountain region to report operated sales volumes on a three-stream basis, which allows for separate reporting of NGLs extracted from the natural gas stream and sold as a separate product. The contract revisions necessitated a change in Bonanza Creek’s reporting of sales volumes. Years prior to 2015 sales volumes, revenues, and prices have not been reclassified to conform to the current presentation given the prospective nature of the agreements. The NGL volumes identified by Bonanza Creek’s gas purchasers are converted to an oil equivalent. Bonanza Creek believes that this conversion will more accurately convey its production and sales volumes and will allow results to be more comparable with those of its peers. This revision will increase reserves volumes, sales volumes and the percentage of sales volumes that relate to NGLs.

Bankruptcy Proceedings Under Chapter 11

On January 4, 2017, the Bonanza Creek debtors filed voluntary petitions under Chapter 11 in the Bankruptcy Court. The Bonanza Creek debtors received bankruptcy court confirmation of the Bonanza Creek reorganization plan on the effective date of Bonanza Creek’s reorganization. For additional information about Bonanza Creek’s bankruptcy proceedings and emergence, see Note 3 “Chapter 11 Proceedings and Emergence” in the unaudited consolidated financial statements included in this joint proxy statement/prospectus.

Upon emergence from bankruptcy, Bonanza Creek adopted fresh-start accounting and became a new entity for financial reporting purposes. Upon adoption of fresh-start accounting, Bonanza Creek’s assets and liabilities were recorded at their fair values as of the effective date of Bonanza Creek’s reorganization, which differed materially from the recorded values of those same assets and liabilities prior to the effective date of Bonanza Creek’s reorganization. As a result, Bonanza Creek’s balance sheets and statement of operations subsequent to the effective date of Bonanza Creek’s reorganization are not comparable to its balance sheets and statements of operations prior to the effective date of Bonanza Creek’s reorganization. For additional information about Bonanza Creek’s application of fresh-start accounting, see Note 4 “Fresh-Start Accounting” in the unaudited condensed consolidated financial statements included in this joint proxy statement/prospectus.

Employment Modifications

On June 5, 2017, the board of Bonanza Creek approved and Bonanza Creek adopted the Fourth Amended and Restated Executive Change in Control and Severance Benefit Plan (referred to previously in this joint proxy statement/prospectus as the Bonanza Creek severance plan). The Bonanza Creek severance plan entitles certain executives and key employees of Bonanza Creek to specific severance benefits and accelerated vesting of stock awards upon a qualifying termination from Bonanza Creek. These benefits are subject to certain limitations including a reduction of the cash severance payment by the intrinsic value of the individual’s unvested incentive awards under the Bonanza Creek 2017 LTIP (granted on the effective date of Bonanza Creek’s reorganization) on a dollar-for-dollar basis.

On June 11, 2017, Richard J. Carty resigned as a member of the board of directors and left his role as President and Chief Executive Officer of Bonanza Creek. Mr. Carty received accelerated vesting of the equity awards he was granted on the effective date of Bonanza Creek’s reorganization, which awards were in accordance with the Bonanza Creek reorganization plan and approved by the prior board of directors. The accelerated awards consisted of 137,814 non-qualified stock options with a $34.36 strike price, which were required to be exercised within 90 days of the termination effective date or they would be forfeited, and 137,814 restricted stock units. The grant-date fair value of the options and restricted stock units was $17.42 and $34.36, respectively, resulting in a one-time non-cash stock-based compensation charge of $7.1 million. The exercisable value of the equity grants on the effective date of termination was $4.3 million. There was no cash severance provided in accordance with the terms of the Bonanza Creek severance plan.

During the nine months ended September 30, 2017, Bonanza Creek implemented a series of cost reductions that included a reduction in workforce and operating expenses. These reductions resulted in one-time cash severance charges in the period of approximately $1.6 million and anticipated operating expense implementation fees of approximately $2.0 million to $3.0 million to be incurred in 2018. The anticipated annualized impact of this action is a reduction in recurring cash general and administrative expense of approximately $10.0 million and operating expenses of $8.0 million to $9.0 million. The operating cost reductions will be implemented throughout the coming year and are anticipated to be fully realized by the beginning of 2019. Bonanza Creek continues to review its costs to better align its cost structure with the current commodity price environment.

Results of Operations

Bonanza Creek conducted standard business operations throughout the bankruptcy proceedings and during the application of fresh-start accounting resulting in specific financial statement line items following normal course of business trends. The trends associated with the non-impacted financial statement line items are explained throughout the results of operations and include revenues, lease operating expense, gas plant and midstream operating expense, severance and ad valorem taxes, and exploration expense. The financial statement line items that were specifically impacted by the bankruptcy proceedings and application of fresh-start accounting were discussed within the confines of the presented periods and include depreciation, depletion and amortization, general and administrative expense, interest expense and reorganization items, net.

Comparison of Results Between the Three Months Ended September 30, 2017 and 2016

The following table summarizes Bonanza Creek’s revenues, sales volumes, and average sales prices for the periods indicated:

	Bonanza Creek Successor	Bonanza Creek Predecessor
	For the Three Months Ended September 30, 2017	For the Three Months Ended September 30, 2016

Revenues (in thousands, except percentages):
Crude oil sales(1)	$33,998	$37,779
Natural gas sales(2)	5,455	6,566
Natural gas liquids sales	5,410	4,495

Product revenue	$44,863	$48,840

Sales Volumes:
Crude oil (MBbls)	760.2	1,011.7
Natural gas (MMcf)	2,340.6	3,006.2
Natural gas liquids (MBbls)	304.1	416.2

Crude oil equivalent (MBoe)(3)	1,454.4	1,928.9

Average Sales Prices (before derivatives)(4):
Crude oil (per Bbl)	$44.72	$37.35
Natural gas (per Mcf)	$2.33	$2.18
Natural gas liquids (per Bbl)	$17.79	$10.80
Crude oil equivalent (per Boe)(3)	$30.85	$25.32
Average Sales Prices (after derivatives)(4):
Crude oil (per Bbl)	$44.72	$41.64
Natural gas (per Mcf)	$2.33	$2.18
Natural gas liquids (per Bbl)	$17.79	$10.80
Crude oil equivalent (per Boe)(3)	$30.85	$27.57

(1)	Crude oil sales excludes $0.1 million and $0.1 million of oil transportation revenues from third parties, which do not have associated sales volumes, for the three months ended September 30, 2017 and 2016, respectively.
(2)	Natural gas sales excludes $0.3 million and $0.4 million of gas gathering revenues from third parties, which do not have associated sales volumes, for the three months ended September 30, 2017 and 2016, respectively.
(3)	Determined using the ratio of 6 Mcf of natural gas to 1 Bbl of crude oil.
(4)	The derivatives economically hedge the price Bonanza Creek receives for crude oil. For the three months ended September 30, 2016, the derivative cash settlement gain for oil contracts was $4.3 million. Please refer to Note 11 “Derivatives” in the unaudited condensed consolidated financial statements included in this joint proxy statement/prospectus for additional discussion.

Bonanza Creek’s revenues decreased for the three months ended September 30, 2017 by 8%, to $44.9 million, compared to $48.8 million for the comparable period, due to a combination of a 25% decrease in sales volumes, partially offset by a 22% increase in oil equivalent pricing. The decreased volumes are a direct result of less capital spent for drilling and completion during the last quarter of 2016 and the first three quarters of 2017. During the period from September 30, 2016 through September 30, 2017, Bonanza Creek completed four gross wells and participated in the completion of 13 gross wells in the Rocky Mountain region as compared to the period from September 30, 2015 through September 30, 2016, during which Bonanza Creek completed 26 gross wells in the Rocky Mountain region and completed two gross wells in the Mid-Continent region.

The following table summarizes Bonanza Creek’s operating expenses for the periods indicated:

	Bonanza Creek Successor	Bonanza Creek Predecessor
	Three Months Ended September 30, 2017	Three Months Ended September 30, 2016

Expenses (in thousands, except percentages):
Lease operating expense	$9,643	$9,893
Gas plant and midstream operating expense	3,265	2,874
Severance and ad valorem taxes	2,434	4,100
Depreciation, depletion and amortization	7,350	27,296
Abandonment and impairment of unproved properties	—	7,682
Unused commitments	—	1,688
General and administrative	15,181	18,671

Operating Expenses	$37,873	$72,204

Selected Costs ($ per Boe):
Lease operating expense	$6.63	$5.13
Gas plant and midstream operating expense	2.24	1.49
Severance and ad valorem taxes	1.67	2.13
Depreciation, depletion and amortization	5.05	14.15
Abandonment and impairment of unproved properties	—	3.98
Unused commitments	—	0.88
General and administrative	10.44	9.68

Operating Expenses	$26.03	$37.44

Lease operating expense. Bonanza Creek’s lease operating expense decreased $0.3 million, or 3%, to $9.6 million for the three months ended September 30, 2017 from $9.9 million for the comparable period in 2016 and increased on an equivalent basis per Boe by 29%. Bonanza Creek eliminated amounts of compression and reduced well services activities, resulting in decreased compression costs of $0.4 million and well servicing costs of $0.8 million during the three months ended September 30, 2017 when compared to the same period in 2016.

Gas plant and midstream operating expense. Bonanza Creek’s gas plant and midstream operating expense increased $0.4 million, or 14%, to $3.3 million for the three months ended September 30, 2017 from $2.9 million for the comparable period in 2016. Gas plant and midstream operating expense per Boe increased 50% during the comparative periods due to a portion of facility costs that were fixed taken against the 25% decrease in sales volumes.

Severance and ad valorem taxes. Bonanza Creek’s severance and ad valorem taxes decreased 41% to $2.4 million for the three months ended September 30, 2017 from $4.1 million for the comparable period in 2016. Severance and ad valorem taxes primarily correlate to revenue. Revenues decreased by 8% over the comparable periods, and Bonanza Creek received a refund during the third quarter of 2017 causing the severance and ad valorem taxes to decrease.

Depreciation, depletion and amortization. Bonanza Creek’s depreciation, depletion and amortization expense per Boe was $5.05 and $14.15 for the three months ended September 30, 2017 and 2016, respectively. The three months ended September 30, 2017 reflects the $310.6 million fair value downward adjustment to the depletable asset base upon adoption of fresh-start accounting.

Abandonment and impairment of unproved properties. There were no abandonment and impairment of unproved properties during the three months ended September 30, 2017. Bonanza Creek incurred $7.7 million of impairment charges relating to non-core leases expiring within the Wattenberg Field during the three months ended September 30, 2016.

Unused commitments. There were no unused commitments during the three months ended September 30, 2017. During the three months ended September 30, 2016, Bonanza Creek incurred $1.7 million in unused commitment fees, of which, $1.0 million was due to deficiency payments for water commitments and $0.7 million from deficiencies on Bonanza Creek’s prior purchase and transportation agreement.

General and administrative. Bonanza Creek’s general and administrative expense per Boe was $10.44 and $9.68 for the three months ended September 30, 2017 and 2016, respectively. The three months ended September 30, 2017 reflects a one-time cash and non-cash $2.7 million severance charge related to the reduction in workforce. Excluding this severance charge results in the per Boe metrics being commensurate between the presented periods.

Derivative gain (loss). Bonanza Creek’s derivative loss for the three months ended September 30, 2017 was $2.8 million. During the third quarter of 2017 Bonanza Creek entered into several oil and gas costless collar and swap contracts. Bonanza Creek’s derivative loss is solely related to fair market value adjustments caused by market prices being higher than its contracted hedge prices. Bonanza Creek’s derivative gain for the three months ended September 30, 2016 was $2.2 million. Due to Bonanza Creek being in default on its revolving credit facility at the time, which had been entered into on March 29, 2011 with a syndication of banks (the “Bonanza Creek predecessor credit facility”), all of these derivative contracts in the prior period were terminated during the fourth quarter of 2016. Please refer to Note 11 “Derivatives” in the unaudited condensed consolidated financial statements included in this joint proxy statement/prospectus for additional discussion.

Interest expense. Bonanza Creek’s interest expense for the three months ended September 30, 2017 and 2016 was $0.3 million and $15.1 million, respectively. Upon filing its petition for Chapter 11, Bonanza Creek ceased accruing interest expense on its 6.75% senior notes due 2021 (the “Bonanza Creek 6.75% senior notes”) and 5.75% senior notes due 2023 (the “Bonanza Creek 5.75% senior notes” and, together with the Bonanza Creek 6.75% senior notes, the “Bonanza Creek senior notes”). Bonanza Creek incurred $0.3 million in commitment fees on the available borrowing base under the Bonanza Creek successor credit facility during the three months ended September 30, 2017. There was no interest expense on the Bonanza Creek senior notes during the three months ended September 30, 2017. Interest expense on the Bonanza Creek senior notes was $13.1 million for the three months ended September 30, 2016. Bonanza Creek had no outstanding debt during the three months ended September 30, 2017. Average debt outstanding for the three months ended September 30, 2016 was $1.1 billion.

Comparison of Results Between the Nine Months Ended September 30, 2017 and 2016

The following table summarizes Bonanza Creek’s revenues, sales volumes, and average sales prices for the periods indicated:

	Bonanza Creek Successor	Bonanza Creek Predecessor
	April 29, 2017 through September 30, 2017	January 1, 2017 through April 28, 2017	Nine Months Ended September 30, 2016
Revenues (in thousands, except percentages):
Crude oil sales(1)	$55,014	$51,593	$117,324
Natural gas sales(2)	9,061	8,584	15,141
Natural gas liquids sales	8,647	7,867	14,048

Product revenue	$72,722	$68,044	$146,513

Sales Volumes:
Crude oil (MBbls)	1,244.5	1,068.5	3,476.6
Natural gas (MMcf)	3,897.8	3,336.1	9,502.2
Natural gas liquids (MBbls)	513.6	449.0	1,197.2

Crude oil equivalent (MBoe)(3)	2,407.8	2,073.5	6,257.5

Average Sales Prices (before derivatives)(4):
Crude oil (per Bbl)	$44.21	$48.28	$33.75
Natural gas (per Mcf)	$2.32	$2.57	$1.59
Natural gas liquids (per Bbl)	$16.84	$17.52	$11.73
Crude oil equivalent (per Boe)(3)	$30.20	$32.82	$23.41
Average Sales Prices (after derivatives)(4):
Crude oil (per Bbl)	$44.21	$48.28	$38.28
Natural gas (per Mcf)	$2.32	$2.57	$1.59
Natural gas liquids (per Bbl)	$16.84	$17.52	$11.73
Crude oil equivalent (per Boe)(3)	$30.20	$32.82	$25.93

(1)	Crude oil sales excludes $0.1 million, $0.1 million and $0.4 million of oil transportation revenues from third parties, which do not have associated sales volumes, for the Bonanza Creek current successor period, Bonanza Creek current predecessor period and Bonanza Creek prior predecessor period, respectively.
(2)	Natural gas sales excludes $0.5 million, $0.4 million and $1.1 million of gas gathering revenues from third parties, which do not have associated sales volumes, for the Bonanza Creek current successor period, Bonanza Creek current predecessor period and Bonanza Creek prior predecessor period, respectively.
(3)	Determined using the ratio of 6 Mcf of natural gas to 1 Bbl of crude oil.
(4)	The derivatives economically hedge the price Bonanza Creek receives for crude oil. For the Bonanza Creek prior predecessor period the derivative cash settlement gain for oil contracts was $15.7 million. Please refer to Note 11 “Derivatives” in the unaudited condensed consolidated financial statements included in this joint proxy statement/prospectus for additional discussion.

Revenues decreased for the Bonanza Creek current successor period and Bonanza Creek current predecessor period by 4%, to $140.8 million, compared to $146.5 million for the Bonanza Creek prior predecessor period due to a combination of a 28% decrease in sales volumes offset by a 34% increase in oil equivalent pricing. The decreased volumes are a direct result of less capital spent for drilling and completion during the last three quarters of 2016 and the first three quarters of 2017. During the period from September 30, 2016 through September 30, 2017, Bonanza Creek completed four gross wells and participated in the completion of 13 gross wells in the Rocky Mountain region as compared to the period from September 30, 2015 through September 30, 2016, during which Bonanza Creek completed 26 gross wells in the Rocky Mountain region and completed two gross wells in the Mid-Continent region.

The following table summarizes Bonanza Creek’s operating expenses for the periods indicated:

	Bonanza Creek Successor	Bonanza Creek Predecessor
	April 29, 2017 through September 30, 2017	January 1, 2017 through April 28, 2017	Nine Months Ended September 30, 2016
Expenses (in thousands, except percentages):
Lease operating expense	$15,796	$13,128	$33,928
Gas plant and midstream operating expense	5,027	3,541	10,198
Severance and ad valorem taxes	4,842	5,671	11,531
Exploration	359	3,699	943
Depreciation, depletion and amortization	12,186	28,065	84,602
Impairment of oil and gas properties	—	—	10,000
Abandonment and impairment of unproved properties	—	—	24,463
Unused commitments	—	993	3,460
General and administrative	31,320	15,092	49,591

Operating Expenses	$69,530	$70,189	$228,716

Selected Costs ($ per Boe):
Lease operating expense	$6.56	$6.33	$5.42
Gas plant and midstream operating expense	2.09	1.71	1.63
Severance and ad valorem taxes	2.01	2.73	1.84
Exploration	0.15	1.78	0.15
Depreciation, depletion and amortization	5.06	13.54	13.52
Impairment of oil and gas properties	—	—	1.60
Abandonment and impairment of unproved properties	—	—	3.91
Unused commitments	—	0.48	0.55
General and administrative	13.01	7.28	7.93

Operating Expenses	$28.88	$33.85	$36.55

Lease operating expense. Bonanza Creek’s lease operating expense decreased $5.0 million, or 15%, to $28.9 million for the Bonanza Creek current successor period and Bonanza Creek current predecessor period from $33.9 million from the Bonanza Creek prior predecessor period and increased on an equivalent basis to $6.45 per Boe from $5.42 per Boe. Bonanza Creek eliminated significant amounts of compression and reduced well services activities, resulting in decreased compression costs of $3.6 million and well servicing costs of $3.5 million during the Bonanza Creek current successor period and Bonanza Creek current predecessor period when compared to the same period in 2016.

Gas plant and midstream operating expense. Bonanza Creek’s gas plant and midstream operating expense decreased $1.6 million, or 16%, to $8.6 million for the Bonanza Creek current successor period and Bonanza Creek current predecessor period from $10.2 million for the Bonanza Creek prior predecessor period. Gas plant and midstream operating expense per Boe was commensurate between the comparable periods.

Severance and ad valorem taxes. Bonanza Creek’s severance and ad valorem taxes decreased 9% to $10.5 million for the Bonanza Creek current successor period and Bonanza Creek current predecessor period from $11.5 million for the Bonanza Creek prior predecessor period. Severance and ad valorem taxes primarily correlate to revenue. Revenues decreased by 4% over the comparable periods, and Bonanza Creek received a tax refund during the third quarter of 2017 causing the severance and ad valorem taxes to decrease.

Exploration. Bonanza Creek’s exploration expense increased $3.1 million for the Bonanza Creek current successor period and Bonanza Creek current predecessor period from the Bonanza Creek prior predecessor period. During the Bonanza Creek current successor period and Bonanza Creek current predecessor period, Bonanza Creek incurred $0.7 million of seismic charges for data within its Wattenberg Field, wrote off $3.0 million for abandoned location costs within its Dorcheat Macedonia and Wattenberg Fields and incurred $0.4 million in delay lease rental payments. During the Bonanza Creek prior predecessor period, Bonanza Creek incurred $0.8 million of charges for exploratory wells for which Bonanza Creek was unable to assign economic proved reserves and $0.1 million in delay lease rental payments.

Depreciation, depletion and amortization. Bonanza Creek’s depreciation, depletion and amortization expense per Boe was $5.06, $13.54 and $13.52 for the Bonanza Creek current successor period, Bonanza Creek current predecessor period and Bonanza Creek prior predecessor period, respectively. The Bonanza Creek current successor period reflects the $310.6 million fair value downward adjustment to the depletable asset base upon adoption of fresh-start accounting.

Impairment of oil and gas properties. There were no impairment of oil and gas properties during the Bonanza Creek current successor period and Bonanza Creek current predecessor period. Bonanza Creek impaired its Dorcheat Macedonia Field by $10.0 million to the latest received bid price, while the assets were held for sale, during the Bonanza Creek prior predecessor period.

Abandonment and impairment of unproved properties. There were no abandonment and impairment of unproved properties during the Bonanza Creek current successor period and Bonanza Creek current predecessor period. Bonanza Creek incurred $24.5 million of impairment charges relating to non-core leases expiring within the Wattenberg Field during the Bonanza Creek prior predecessor period.

Unused commitments. There were no unused commitments during the Bonanza Creek current successor period. During the Bonanza Creek current predecessor period, Bonanza Creek incurred $1.0 million in unused commitment fees on a water supply contract in the Wattenberg Field. The unused commitments expense in the Bonanza Creek prior predecessor period is a result of $2.0 million from deficiency payments for water commitments and $1.5 million from deficiencies related to Bonanza Creek’s prior purchase and transportation agreement.

General and administrative. Bonanza Creek’s general and administrative expense per Boe was $13.01, $7.28 and $7.93 for the Bonanza Creek current successor period, Bonanza Creek current predecessor period and Bonanza Creek prior predecessor period, respectively. The Bonanza Creek current successor period reflects a one-time cash and non-cash $9.6 million severance charge primarily related to Bonanza Creek’s former Chief Executive Officer’s separation from Bonanza Creek. Excluding these severance charges results in the per Boe metrics being commensurate between the presented periods.

Derivative gain (loss). Bonanza Creek’s derivative loss for the Bonanza Creek current successor period was $2.8 million. Bonanza Creek had no derivative contracts during the Bonanza Creek current predecessor period. During the third quarter of 2017 Bonanza Creek entered into several oil and gas costless collar and swap contracts. Bonanza Creek’s derivative loss is solely related to fair market value adjustments caused by market prices being higher than its contracted hedge prices. Its derivative loss for the Bonanza Creek prior predecessor period was $11.7 million. Due to Bonanza Creek being in default on the Bonanza Creek predecessor credit facility, all of these derivative contracts in the Bonanza Creek prior predecessor period were terminated during the fourth quarter of 2016. Please refer to Note 11 “Derivatives” in the unaudited condensed consolidated financial statements included in this joint proxy statement/prospectus for additional discussion.

Interest expense. Bonanza Creek’s interest expense for the Bonanza Creek current successor period, Bonanza Creek current predecessor period and Bonanza Creek prior predecessor period was $0.5 million, $5.7 million, and $46.2 million, respectively. Upon filing its petition for Chapter 11, Bonanza Creek ceased accruing interest expense on the Bonanza Creek senior notes. Bonanza Creek incurred $0.4 million in commitment fees on the available borrowing base under the Bonanza Creek successor credit facility during the

Bonanza Creek current successor period. Interest expense on the Bonanza Creek senior notes was $1.0 million and $39.2 million for the Bonanza Creek current predecessor period and Bonanza Creek prior predecessor period, respectively, with the remaining interest expense relating to the Bonanza Creek predecessor credit facility. Bonanza Creek had no outstanding debt during the Bonanza Creek current successor period. Average debt outstanding for the Bonanza Creek current predecessor period and Bonanza Creek prior predecessor period was $657.5 million and $1.0 billion, respectively.

Reorganization items, net. Bonanza Creek’s reorganization income was $8.8 million for the Bonanza Creek current predecessor period. Upon filing its petition for Chapter 11, Bonanza Creek incurred a $51.2 million make-whole payment on the Bonanza Creek senior notes, incurred $31.7 million in legal and professional fees and wrote-off $6.2 million of debt issuance and premium costs on the Bonanza Creek senior notes. Upon adoption of fresh-start accounting, Bonanza Creek incurred a $412.9 million gain on settlement of liabilities subject to compromise, a $311.4 million loss on fresh-start valuation adjustments and $3.7 million for professional fees and other charges. Please refer to Note 4 “Fresh Start Accounting” in the unaudited condensed consolidated financial statements included in this joint proxy statement/prospectus for additional discussion.

Comparison of Results Between the Fiscal Years Ended December 31, 2016 and 2015

The following discussion and analysis should be read in conjunction with Bonanza Creek’s audited consolidated financial statements and the notes thereto contained in this joint proxy statement/prospectus. Comparative results of operations for the period indicated are discussed below.

The table below presents Bonanza Creek’s revenues, sales volumes, and average sales prices for the periods indicated:

	For the Year Ended December 31,
	2016	2015	Change	Percent Change
Operating Revenues (in thousands, except percentages):
Crude oil sales(1)	$152,673	$248,862	$(96,189)	(39)%
Natural gas sales(2)	22,962	26,528	(3,566)	(13)%
Natural gas liquids sales	19,660	17,289	2,371	14%

Product revenue	$195,295	$292,679	$(97,384)	(33)%

Sales Volumes:
Crude oil (MBbls)	4,309.9	6,072.3	(1,762.4)	(29)%
Natural gas (MMcf)	12,231.3	14,551.1	(2,319.8)	(16)%
Natural gas liquids (MBbls)	1,587.0	1,821.9	(234.9)	(13)%

Crude oil equivalent (MBoe)(3)	7,935.5	10,319.4	(2,383.9)	(23)%

Average Sales Prices (before derivatives):
Crude oil (per Bbl)	$35.42	$40.98	$(5.56)	(14)%
Natural gas (per Mcf)	$1.88	$1.82	$0.06	3%
Natural gas liquids (per Bbl)	$12.39	$9.49	$2.90	31%
Crude oil equivalent (per Boe)(3)	$24.61	$28.36	$(3.75)	(13)%
Average Sales Prices (after derivatives)(4):
Crude oil (per Bbl)	$39.68	$62.10	$(22.42)	(36)%
Natural gas (per Mcf)	$1.88	$2.01	$(0.13)	(6)%
Natural gas liquids (per Bbl)	$12.39	$9.49	$2.90	31%
Crude oil equivalent (per Boe)(3)	$26.92	$41.06	$(14.14)	(34)%

(1)	Crude oil sales includes $0.5 million and $0.2 million of oil transportation revenues from third parties, which do not have associated sales volumes, for the years ended December 31, 2016 and 2015, respectively.

(2)	Natural gas sales includes $1.5 million and $0.8 million of gas gathering revenues from third parties, which do not have associated sales volumes, for the years ended December 31, 2016 and 2015, respectively.
(3)	Determined using the ratio of 6 Mcf of natural gas to 1 Bbl of crude oil.
(4)	The derivatives economically hedge the price Bonanza Creek receives for crude oil and natural gas. For the years ended December 31, 2016 and 2015, the derivative cash settlement gain for oil contracts was $18.3 million and $128.3 million, respectively, and the derivative cash settlement gain for gas contracts was $2.7 million for the year ended December 31, 2015. Please refer to Note 13 “Derivatives” in the audited consolidated financial statements included in this joint proxy statement/prospectus for additional discussion.

Revenues decreased by 33% to $195.3 million for the year ended December 31, 2016 compared to $292.7 million for the year ended December 31, 2015 largely due to a 23% decrease in sales volumes coupled with a 13% decrease in oil equivalent pricing. The decreased volumes are a direct result of Bonanza Creek suspending all drilling and completion activities after the first quarter of 2016. During the period from December 31, 2015 through December 31, 2016, Bonanza Creek drilled 17 gross (8.4 net) and completed 21 gross (13.0 net) wells in the Rocky Mountain region and drilled no wells in the Mid-Continent region.

The following table summarizes Bonanza Creek’s operating expenses for the periods indicated:

	For the Year Ended December 31,
	2016	2015	Change	Percent Change
Operating Expenses (in thousands, except percentages):
Lease operating expense	$43,671	$65,038	$(21,367)	(33)%
Gas plant and midstream operating expense	12,826	11,368	1,458	13%
Severance and ad valorem taxes	15,304	18,629	(3,325)	(18)%
Exploration	946	15,827	(14,881)	(94)%
Depreciation, depletion and amortization	111,215	244,921	(133,706)	(55)%
Impairment of oil and gas properties	10,000	740,478	(730,478)	(99)%
Abandonment and impairment of unproved properties	24,692	33,543	(8,851)	(26)%
Unused commitments	7,686	—	7,686	100%
Contract settlement expense	21,000	—	21,000	100%
General and administrative expense	77,065	70,319	6,746	10%

Operating expenses	$324,405	$1,200,123	$(875,718)	(73)%

Selected Costs ($ per Boe):
Lease operating expense	$5.50	$6.30	$(0.80)	(13)%
Gas plant and midstream operating expense	1.62	1.10	0.52	47%
Severance and ad valorem taxes	1.93	1.81	0.12	7%
Exploration	0.12	1.53	(1.41)	(92)%
Depreciation, depletion and amortization	14.01	23.73	(9.72)	(41)%
Impairment of oil and gas properties	1.26	71.76	(70.50)	(98)%
Abandonment and impairment of unproved properties	3.11	3.25	(0.14)	(4)%
Unused commitments	0.97	—	0.97	100%
Contract settlement expense	2.65	—	2.65	100%
General and administrative expense	9.71	6.81	2.90	43%

Operating expenses	$40.88	$116.29	$(75.41)	(65)%

Operating expenses, excluding impairments and abandonments, unused commitments and contract settlement expense	$32.89	$41.28	$(8.39)	(20)%

Lease operating expense. Bonanza Creek’s lease operating expense decreased $21.4 million, or 33%, to $43.7 million for the year ended December 31, 2016 from $65.0 million for the year ended December 31, 2015 and decreased on an equivalent basis from $6.30 per Boe to $5.50 per Boe. The majority of the decrease is due to continued operating cost reductions along with decreased activity levels. Bonanza Creek reduced operating costs and negotiated contract reductions resulting in decreased well servicing costs of $10.1 million, compression costs of $4.9 million and pumping and gauging costs of $2.7 million during the year ended December 31, 2016 when compared to the same period in 2015.

Gas plant and midstream operating expense. Bonanza Creek’s gas plant and midstream operating expense increased $1.5 million to $12.8 million for the year ended December 31, 2016 from $11.4 million for the year ended December 31, 2015 and increased on an equivalent basis from $1.10 per Boe to $1.62 per Boe. The increase in aggregate and on an equivalent basis is due to the start-up and continued buildout of Rocky Mountain Infrastructure, LLC, an indirect wholly-owned subsidiary of Bonanza Creek, which holds gathering systems, central production facilities and related infrastructure that service the Wattenberg Field, which began in May of 2015.

Severance and ad valorem taxes. Bonanza Creek’s severance and ad valorem taxes decreased by 18%, or $3.3 million, to $15.3 million for the year ended December 31, 2016 from $18.6 million for the year ended December 31, 2015. Severance and ad valorem taxes primarily correlate to revenue. Revenues decreased by 33% for the year ended December 31, 2016 when compared to the same period in 2015, which was offset by a tax refund received during the third quarter of 2015.

Exploration. Bonanza Creek’s exploration expense decreased $14.9 million to $0.9 million during the year ended December 31, 2016 from $15.8 million for the year ended December 31, 2015. During the year ended December 31, 2016, Bonanza Creek incurred minimal exploration charges. During the year ended December 31, 2015 Bonanza Creek incurred charges of $5.6 million and $8.5 million for exploratory wells located in the North Park Basin and outside of its current development area in southern Arkansas, respectively, for which it was unable to assign economic proved reserves. During 2015, Bonanza Creek also paid $1.0 million and $0.7 million in geological and geophysical expenses and delay rentals, respectively.

Depreciation, depletion and amortization. Bonanza Creek’s depreciation, depletion and amortization expense decreased $133.7 million, or 55%, to $111.2 million for the year ended December 31, 2016 from $244.9 million for the year ended December 31, 2015 and decreased on an equivalent basis from $23.73 per Boe to $14.01 per Boe. Bonanza Creek realized significant proved property impairments during the fourth quarter of 2015 resulting in a 50% decrease in the net proved property depletable base from the year ended December 31, 2015 to December 31, 2016.

Impairment of oil and gas properties. For the year ended December 31, 2016 Bonanza Creek incurred an impairment of proved properties of $10.0 million, a $730.5 million decrease from the year ended December 31, 2015. Bonanza Creek impaired its Mid-Continent assets by $10.0 million based on the most recent bid received during the first quarter of 2016, when it was held for sale. For the year ended December 31, 2015, Bonanza Creek impaired its Mid-Continent assets by $321.2 million due to their depressed fair value upon classification as held for sale and its Rocky Mountain assets by $419.3 million due to low commodity prices. Please refer to Note 1 “Summary of Significant Accounting Policies” in the audited consolidated financial statements included in this joint proxy statement/prospectus for additional discussion on Bonanza Creek’s policy and practice.

Abandonment and impairment of unproved properties. For the year ended December 31, 2016 Bonanza Creek incurred an abandonment and impairment of unproved properties of $24.7 million, an $8.9 million decrease from the prior year. Bonanza Creek’s 2016 abandonment and impairment charges related to non-core leases expiring within the Wattenberg Field. During the year ended December 31, 2015, Bonanza Creek incurred $24.8 million of impairment charges relating to non-core leases expiring within the Wattenberg Field and $8.7 million of impairment charges to fully impair the North Park Basin due to a strategic shift in its development plan.

Unused commitments. For the year ended December 31, 2016, Bonanza Creek incurred $7.7 million in unused commitment fees. During 2015, Bonanza Creek did not incur any fees of this nature. The unused commitment fees in 2016 of $4.3 million and $3.4 million are the result of water commitment deficiency payments and purchase and transportation agreement deficiency payments, respectively. Please refer to Note 8 “Commitments and Contingencies” in the audited consolidated financial statements included in this joint proxy statement/prospectus for additional discussion.

Contract settlement expense. For the year ended December 31, 2016 Bonanza Creek incurred a $21.0 million loss to settle its crude oil purchase agreement with Silo Oil and Gas Corporation as part of its bankruptcy process. There were no material settlements during 2015. Please refer to Note 8 “Commitments and Contingencies” in the audited consolidated financial statements included in this joint proxy statement/prospectus for additional discussion.

General and administrative expense. Bonanza Creek’s general and administrative expense increased $6.7 million, or 10%, to $77.1 million for the year ended December 31, 2016 from $70.3 million for the comparable period in 2015 and increased on an equivalent basis to $9.71 per Boe from $6.81 per Boe. The increase in general and administrative expense in 2016 on an aggregate and equivalent basis is due to $20.4 million of advisory fees related to Bonanza Creek’s restructuring efforts and an increase of $1.2 million in severance payments. These cost increases were offset by a decrease in salaries and wages, including benefits of $9.3 million and stock compensation of $5.7 million due to reductions in workforce that have occurred since December 31, 2015.

Derivative gain (loss). Bonanza Creek’s derivative loss increased $67.8 million to an $11.2 million loss for the year ended December 31, 2016 from a gain of $56.6 million for the comparable period in 2015. The decrease is related to a reduction of hedged volumes throughout 2016 and decreased contract prices at the time of conversion from three-way collars to swap and puts at the end of the first quarter of 2016 bringing them closer to realized prices during the year ended December 31, 2016 when compared to the same period in 2015. Please refer to Note 13 “Derivatives” in the audited consolidated financial statements included in this joint proxy statement/prospectus for additional discussion.

Interest expense. Bonanza Creek’s interest expense for the year ended December 31, 2016 increased 9% to $62.1 million, compared to $57.1 million for the year ended December 31, 2015. The interest expense increase is a result of increased average debt outstanding for the year ended December 31, 2016 of $1.0 billion, compared to $847.9 million for the comparable period in 2015. Total interest expense is comprised primarily of interest expense attributable to the Bonanza Creek senior notes including amortization of the premium and financing costs, which was $52.3 million and $52.1 million for the years ended December 31, 2016 and 2015, respectively.

Income tax benefit (expense). Bonanza Creek’s estimate for federal and state income tax benefit for the years ended December 31, 2016 and 2015 was zero and $164.9 million, respectively. Bonanza Creek is allowed to deduct various items for tax reporting purposes that are capitalized for purposes of financial statement presentation. Bonanza Creek’s effective tax rate for the years ended December 31, 2016 and 2015 was 0.0% and 18.1%, respectively. As of December 31, 2015, a full valuation was placed against the net deferred tax assets, which caused effective tax rate to differ from the U.S. statutory income tax rate.

Comparison of Results Between the Fiscal Years Ended December 31, 2015 and 2014

The table below presents Bonanza Creek’s revenues, sales volumes, and average sales prices for the periods indicated:

	For the Year Ended December 31,		Change	Percent Change
	2015(1)	2014(4)
Operating Revenues (in thousands, except percentages):
Crude oil sales(5)	$248,862	$460,442	$(211,580)	(46)%
Natural gas sales(6)	26,528	78,714	(52,186)	(66)%
Natural gas liquids sales	17,289	19,470	(2,181)	(11)%
CO2 sales	—	7	(7)	(100)%

Product revenue	$292,679	$558,633	$(265,954)	(48)%

Sales Volumes:
Crude oil (MBbls)	6,072.3	5,618.7	453.6	8%
Natural gas (MMcf)	14,551.1	15,395.8	(844.7)	(5)%
Natural gas liquids (MBbls)	1,821.9	396.2	1,425.7	360%

Crude oil equivalent (MBoe)(2)	10,319.4	8,580.9	1,738.5	20%

Average Sales Prices (before derivatives):
Crude oil (per Bbl)	$40.98	$81.95	$(40.97)	(50)%
Natural gas (per Mcf)	$1.82	$5.11	$(3.29)	(64)%
Natural gas liquids (per Bbl)	$9.49	$49.14	$(39.65)	(81)%
Crude oil equivalent (per Boe)(2)	$28.36	$65.10	$(36.74)	(56)%
Average Sales Prices (after derivatives)(3):
Crude oil (per Bbl)	$62.10	$84.00	$(21.90)	(26)%
Natural gas (per Mcf)	$2.01	$5.16	$(3.15)	(61)%
Natural gas liquids (per Bbl)	$9.49	$49.14	$(39.65)	(81)%
Crude oil equivalent (per Boe)(2)	$41.06	$66.53	$(25.47)	(38)%

(1)	Effective as of January 1, 2015, Bonanza Creek revised the agreements with its natural gas processors in the Rocky Mountain region to report operated sales volumes on a three-stream basis, which allows for separate reporting of NGLs extracted from the natural gas stream and sold as a separate product. The contract revisions necessitated a change in Bonanza Creek’s reporting of sales volumes. Prior period sales volumes, revenues, and prices have not been reclassified to conform to the current presentation given the prospective nature of the agreements.
(2)	Determined using the ratio of 6 Mcf of natural gas to 1 Bbl of crude oil.
(3)	The derivatives economically hedge the price Bonanza Creek receives for crude oil and natural gas. For the years ended December 31, 2015 and 2014, the derivative cash settlement gain for oil contracts was $128.3 million and $11.5 million, respectively, and the derivative cash settlement gain for gas contracts was $2.7 million and $0.7 million, respectively. Please refer to Note 13 “Derivatives” in the audited consolidated financial statements included in this joint proxy statement/prospectus for additional discussion.
(4)	Amounts reflect results for continuing operations and exclude results for discontinued operations related to non-core properties in California sold or held for sale as of December 31, 2014.
(5)	Crude oil sales includes $0.2 million of oil transportation revenues from third parties, which do not have associated sales volumes, for the year ended December 31, 2015. There was no oil transportation revenues for the year ended December 31, 2014.
(6)	Natural gas sales includes $0.8 million of gas gathering revenues from third parties, which do not have associated sales volumes, for the year ended December 31, 2015. There was no gas gathering revenues for the year ended December 31, 2014.

Revenues decreased by 48% to $292.7 million for the year ended December 31, 2015, compared to $558.6 million for the year ended December 31, 2014 largely due to a 56% decrease in oil equivalent pricing. The decreased pricing was offset by increased sales volumes of 20% for the year ended December 31, 2015 compared to the same period in 2014. The increased volumes are a direct result of $404.0 million expended for drilling and completion during 2015. During the period from December 31, 2014 through December 31, 2015, Bonanza Creek drilled 84 gross (66 net) and completed 95 gross (77.1 net) wells in the Rocky Mountain region and drilled 24 gross (22.2 net) and completed 21 gross (19.4 net) wells in the Mid-Continent region.

The following table summarizes Bonanza Creek’s operating expenses for the periods indicated:

	For the Year Ended December 31,		Change	Percent Change
	2015	2014(2)
Operating Expenses (in thousands, except percentages):
Lease operating expense	$65,038	$59,884	$5,154	9%
Gas plant and midstream operating expense	11,368	12,527	(1,159)	(9)%
Severance and ad valorem taxes	18,629	50,430	(31,801)	(63)%
Exploration	15,827	5,346	10,481	196%
Depreciation, depletion and amortization	244,921	228,789	16,132	7%
Impairment of oil and gas properties	740,478	167,592	572,886	342%
Abandonment and impairment of unproved properties	33,543	—	33,543	100%
General and administrative expense	70,319	81,571	(11,252)	(14)%

Operating Expenses	$1,200,123	$606,139	$593,984	98%

Selected Costs ($ per Boe)(1):
Lease operating expense	$6.30	$6.98	$(0.68)	(10)%
Gas plant and midstream operating expense	1.10	1.46	(0.36)	(25)%
Severance and ad valorem taxes	1.81	5.88	(4.07)	(69)%
Exploration	1.53	0.62	0.91	147%
Depreciation, depletion and amortization	23.73	26.66	(2.93)	(11)%
Impairment of oil and gas properties	71.76	19.53	52.23	267%
Abandonment and impairment of unproved properties	3.25	—	3.25	100%
General and administrative expense	6.81	9.51	(2.70)	(28)%

Operating Expenses	$116.29	$70.64	$45.65	65%

Operating expenses, excluding impairments and abandonments	$41.28	$51.11	$(9.83)	(19)%

(1)	Effective as of January 1, 2015, Bonanza Creek revised the agreements with its natural gas processors in the Rocky Mountain region to report operated sales volumes on a three stream basis, which allows for separate reporting of NGLs extracted from the natural gas stream and sold as a separate product. The contract revisions necessitated a change in Bonanza Creek’s reporting of sales volumes. Prior period sales volumes, revenues, and prices have not been reclassified to conform to the current presentation given the prospective nature of the agreements.
(2)	Amounts reflect results for continuing operations and exclude results for discontinued operations related to non-core properties in California sold or held for sale as of December 31, 2014.

Lease operating expense. Bonanza Creek’s lease operating expense increased $5.2 million, or 9%, to $65.0 million for the year ended December 31, 2015 from $59.9 million for the year ended December 31, 2014 and decreased on an equivalent basis from $6.98 per Boe to $6.30 per Boe. The increase in aggregate lease operating expense was related to the 20% increase in sales volumes during the year ended December 31, 2015 when compared to the same period in 2014. During the year ended December 31, 2015, the largest component of lease operating expense was compression, which increased $4.0 million over the comparable period in 2014. Bonanza Creek reduced operating costs and negotiated contract reductions while increasing production for the year ended December 31, 2015, driving the per equivalent barrel rate down when compared to the same period in 2014.

Gas plant and midstream operating expense. Bonanza Creek’s gas plant and midstream operating expense decreased by 9%, to $11.4 million for the year ended December 31, 2015 from $12.5 million for the year ended December 31, 2014. The decrease is primarily due to Bonanza Creek idling the McKamie gas plant during the second quarter of 2015, which was partially offset by Rocky Mountain Infrastructure, LLC, an indirect wholly-owned subsidiary of Bonanza Creek, which holds gathering systems, central production facilities and related infrastructure that service the Wattenberg Field, beginning operations in May of 2015.

Severance and ad valorem taxes. Bonanza Creek’s severance and ad valorem taxes decreased $31.8 million to $18.6 million for the year ended December 31, 2015 from $50.4 million for the year ended December 31, 2014. Severance and ad valorem taxes primarily correlate to revenue. Revenues decreased by 48% for the year ended December 31, 2015 when compared to the same period in 2014 causing the severance and ad valorem taxes to decrease. Severance and ad valorem taxes were further reduced by a tax refund received during 2015. Additionally, Bonanza Creek’s ad valorem tax credits available for deduction increased in 2015 when compared to the same period in 2014 due to continued development of the Wattenberg Field which further reduced its effective severance tax rate.

Exploration. Bonanza Creek’s exploration expense increased $10.5 million to $15.8 million during the year ended December 31, 2015 from $5.3 million for the year ended December 31, 2014. During the year ended December 31, 2015, Bonanza Creek incurred charges for exploratory wells located in both the North Park Basin and outside of its current development area in southern Arkansas for $5.6 million and $8.5 million, respectively, for which it was unable to assign economic proved reserves, and paid $1.0 million and $0.7 million in geological and geophysical expenses and delay rentals, respectively. In 2014, Bonanza Creek incurred $3.4 million of seismic charges for an acquisition project within the Wattenberg Field, a $1.0 million dry hole charge related to a vertical well within the Wattenberg Field drilled to test the Lyons formation, and $0.9 million in delay rentals.

Depreciation, depletion and amortization. Bonanza Creek’s depreciation, depletion and amortization expense increased $16.1 million, or 7%, to $244.9 million for the year ended December 31, 2015 from $228.8 million for the year ended December 31, 2014 and decreased on an equivalent basis from $26.66 per Boe to $23.73 per Boe. The decrease in equivalent basis was primarily due to depreciation ceasing once assets were deemed held for sale coupled with a 20% increase in sales volumes.

Impairment of oil and gas properties. Bonanza Creek’s impairment of proved properties increased $572.9 million to $740.5 million for the year ended December 31, 2015 when compared to year ended December 31, 2014. Bonanza Creek impaired its Mid-Continent assets by $321.2 million due to their depressed fair value from low commodity prices upon classification as held for sale and Bonanza Creek’s Rocky Mountain assets by $419.3 million due to low commodity prices. For the year ended December 31, 2014, Bonanza Creek impaired $127.3 million of proved properties within the Dorcheat Macedonia Field due to low commodity prices, $25.0 million of non-core proved properties within the McKamie Patton Field due to low commodity prices, and $15.3 million of proved properties within the McCallum Field due to low commodity prices and a strategic shift to horizontal drilling. Please refer to Note 1 “Summary of Significant Accounting Policies” in the audited consolidated financial statements included in this joint proxy statement/prospectus for additional discussion on Bonanza Creek’s impairment policy and practice.

Abandonment and impairment of unproved properties. Bonanza Creek’s abandonment and impairment of unproved properties increased to $33.5 million for the year ended December 31, 2015 when compared to the year ended December 31, 2014. Bonanza Creek incurred $24.8 million of impairment charges relating to non-core leases expiring within the Wattenberg Field and $8.7 million of impairment charges to fully impair the North Park Basin due to a strategic shift in its development plan. There were no unproved properties abandoned or impaired during the year ended December 31, 2014.

General and administrative expense. Bonanza Creek’s general and administrative expense decreased $11.3 million, or 14%, to $70.3 million for the year ended December 31, 2015 from $81.6 million for the comparable period in 2014 and decreased on an equivalent basis to $6.81 per Boe from $9.51 per Boe. The decrease in general and administrative expense for the year ended December 31, 2015 when compared to the same period in 2014 was primarily due to executive departure costs that occurred in 2014. The decrease in equivalent basis was caused by the 20% increase in sales volumes outpacing the change in the expense.

Derivative gain. Bonanza Creek’s derivative gain decreased $65.0 million to $56.6 million for the year ended December 31, 2015 from a gain of $121.6 million for the comparable period in 2014. The decrease in gain is related to a reduction in hedged volumes during the year ended December 31, 2015 when compared to the year ended December 31, 2014. Please refer to Note 13 “Derivatives” in the audited consolidated financial statements included in this joint proxy statement/prospectus for additional discussion.

Interest expense. Bonanza Creek’s interest expense for the year ended December 31, 2015 increased 23% to $57.1 million, compared to $46.4 million for the year ended December 31, 2014 due to the average debt outstanding for the year ended December 31, 2015 being $847.9 million, as compared to $644.4 million for the comparable period in 2014. Interest expense, including amortization of the premium and financing costs, on the Bonanza Creek senior notes for the years ended December 31, 2015 and 2014 was $52.1 million and $42.3 million, respectively.

Income tax benefit (expense). Bonanza Creek’s estimate for federal and state income tax benefit for the year ended December 31, 2015 was $164.9 million as compared to income tax expense of $11.0 million for the year ended December 31, 2014. Bonanza Creek is allowed to deduct various items for tax reporting purposes that are capitalized for purposes of financial statement presentation. Bonanza Creek’s effective tax rate for the year ended December 31, 2015 was 18.1%, as compared to 39.3% for the year ended December 31, 2014. These rates differ from the U.S. statutory income tax rate primarily due to the effects of state income taxes and a valuation allowance being placed against net deferred tax assets.

Results for Discontinued Operations

During June of 2012, Bonanza Creek began marketing, with an intent to sell, all of its oil and gas properties in California. Bonanza Creek determined, at that time, that its intent to sell out of an entire region qualified for discontinued operations accounting and these assets have been presented as discontinued operations in the accompanying statements of operations.

The majority of these properties were sold in 2012. The remaining property located in the Midway Sunset Field sold on March 21, 2014 for approximately $6.0 million and resulted in a $5.5 million gain.

The operating results before income taxes for Bonanza Creek’s California properties for the year ended December 31, 2014 were net revenues of $0.4 million, and operating expenses of $0.4 million, as compared to net revenues of $1.7 million, and operating expenses of $2.3 million for the year ended December 31, 2013. Sales volumes for the years ended December 31, 2014 and 2013 were 10 Boe/d and 47 Boe/d, respectively.

Liquidity and Capital Resources

Bonanza Creek’s primary sources of liquidity have historically included cash from operating activities, borrowings under the Bonanza Creek successor credit facility, proceeds from sales of assets and, from time to time, proceeds from capital market transactions, including the offering of debt and equity securities. Bonanza Creek’s cash flows from operating activities are subject to significant volatility due to changes in commodity prices for its crude oil, NGL and natural gas products, as well as variations in its production. The prices for these commodities are driven by a number of factors beyond Bonanza Creek’s control, including global and regional product supply and demand, weather, product distribution, refining and processing capacity and other supply chain dynamics, among other factors.

As of September 30, 2017, Bonanza Creek’s liquidity was $222.8 million, consisting of cash on hand of $31.1 million and $191.7 million of available borrowing capacity on the Bonanza Creek successor credit facility. Please refer to Note 6 “Long-Term Debt” in the unaudited condensed consolidated financial statements included in this joint proxy statement/prospectus for additional discussion.

On April 7, 2017, the Bonanza Creek reorganization plan was confirmed by the Bankruptcy Court and it became effective on April 28, 2017. Upon emergence from bankruptcy, Bonanza Creek (i) executed the Bonanza Creek successor credit facility with an initial borrowing base of $191.7 million and maturity date of March 31, 2021 and (ii) issued new common stock as part of the $200.0 million rights offering and the $7.5 million transaction with the ad hoc equity committee. Please refer to Note 3 “Chapter 11 Proceedings and Emergence” in the unaudited condensed consolidated financial statements included in this joint proxy statement/prospectus for additional discussion.

Bonanza Creek anticipates investing $90.0 million to $95.0 million on drilling and completion, $10.0 million to $12.0 million on infrastructure and $6.0 million on leasehold during 2017.

Bonanza Creek’s weighted-average interest rates (excluding amortization of deferred financing costs) on borrowings from the Bonanza Creek predecessor credit facility was 2.33% for the Bonanza Creek current predecessor period. There have been no borrowings under the Bonanza Creek successor credit facility. Bonanza Creek incurred commitment fees during the Bonanza Creek current successor period and the Bonanza Creek prior predecessor period of $0.4 million and $0.5 million, respectively. There were no commitment fees during the Bonanza Creek current predecessor period.

The following table summarizes Bonanza Creek’s cash flows and other financial measures for the periods indicated (in thousands):

	Bonanza Creek Successor	Bonanza Creek Predecessor
	April 29, 2017 through September 30,	January 1, 2017 through April 28,	Nine Months Ended September 30,	For the Year Ended December 31,
	2017	2017	2016	2016	2015	2014
Net cash (used in) provided by operating activities	$11,419	$(19,884)	$30,578	$14,563	$226,023	$339,958
Net cash used in investing activities	(48,108)	(5,904)	(68,223)	(67,401)	(452,573)	(837,232)
Net cash (used in) provided by financing activities	(2,398)	15,406	149,734	112,062	245,307	319,276
Cash and cash equivalents	31,096	70,183	133,430	80,565	21,341	2,584
Acquisition of oil and gas properties	5,074	445	919	98	16,270	179,566
Exploration and development of oil and gas properties	42,355	5,123	47,491	52,344	425,918	641,204

Cash Flows (Used in) Provided by Operating Activities

The Bonanza Creek current successor period included cash receipts and disbursements attributable to Bonanza Creek’s normal operating cycle. The Bonanza Creek current predecessor period contained the reorganization costs along with its normal operating receipts and disbursements. The increase in cash flows expended from operating activities resulted primarily from reorganization costs. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bonanza Creek—Results of Operations” for more information on the factors driving these changes.

During 2016, Bonanza Creek generated $14.6 million of cash provided by operating activities, a decrease of $211.5 million from the comparable period in 2015. The decrease in cash flows from operating activities resulted primarily from a 13% decrease in crude oil equivalent pricing and a 23% decrease in sales volumes and a $112.7 million decrease in derivative cash settlements during the year ended December 31, 2016 as compared to the year ended December 31, 2015. The decrease in cash flows from operating activities of $113.9 million from December 31, 2014 to December 31, 2015 resulted primarily from a 56% decrease in crude oil equivalent pricing and a $31.8 million reduction in severance and ad valorem taxes paid that were partially offset by a 20% increase in sales volumes and $118.8 million increase in derivative cash settlements. See the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Bonanza Creek—Results of Operations” for more information on the factors driving these changes.

Cash Flows Used in Investing Activities

Expenditures for development of oil and natural gas properties are the primary use of Bonanza Creek’s capital resources. Net cash used in investing activities for the Bonanza Creek current successor period and Bonanza Creek current predecessor period decreased as compared to the Bonanza Creek prior predecessor period. Bonanza Creek spent $47.4 million, $5.6 million and $48.4 million, respectively, in the Bonanza Creek current successor period and Bonanza Creek current predecessor period and the Bonanza Creek prior predecessor period on the exploration, development and acquisition of oil and gas properties.

Net cash used in investing activities for the year ended December 31, 2016 decreased $385.2 million as compared to the same period in 2015. For the year ended December 31, 2016, cash used for the acquisition of oil and gas properties was $98,000 and cash used for the development of oil and natural gas properties was $52.3 million. Net cash used in investing activities for the year ended December 31, 2015 decreased $384.7 million as compared to the same period in 2014. For the year ended December 31, 2015, cash used for the acquisition of oil and gas properties was $16.3 million and cash used for the development of oil and natural gas properties was $425.9 million. For the year ended December 31, 2014, cash used for the acquisition of oil and gas properties was $179.6 million and cash used for the development of oil and natural gas properties was $641.2 million.

Cash Flows (Used in) Provided by Financing Activities

Net cash used by financing activities for the Bonanza Creek current successor period consisted of employee tax withholdings in exchange for the return of common stock. Net cash provided by financing activities for the Bonanza Creek current predecessor period consisted of proceeds from the Bonanza Creek 2017 rights offering of $207.5 million net of the $191.7 million repayment to the Bonanza Creek predecessor credit facility. Net cash provided by financing activities for the Bonanza Creek prior predecessor period consisted of net borrowings of $150.3 million on the Bonanza Creek predecessor credit facility.

Net cash provided by financing activities for the year ended December 31, 2016 decreased $133.2 million, compared to the same period in 2015. The decrease was primarily due to $202.7 million of net proceeds from the sale of common stock that occurred during 2015 that did not occur in 2016 and was offset by an increase in net borrowings under the Bonanza Creek predecessor credit facility of $66.7 million in 2016 when compared to 2015. Net cash provided by financing activities for the year ended December 31, 2015 decreased $74.0 million, compared to the same period in 2014. The decrease was primarily due to $202.7 million of net proceeds from the sale of common stock that occurred during the year plus net borrowings of $46.0 million from the Bonanza Creek predecessor credit facility compared to $292.9 million of net proceeds from the sale of Bonanza Creek senior notes plus net borrowings of $33.0 million from the Bonanza Creek predecessor credit facility during the year ended December 31, 2014.

Bonanza Creek Successor Credit Facility

The administrative agent of the Bonanza Creek successor credit facility, which has a revolving borrowing base of approximately $191.7 million, is KeyBank National Association (“KeyBank”). As of September 30,

2016, Bonanza Creek had no borrowings outstanding under the Bonanza Creek successor credit facility. The Bonanza Creek successor credit facility may be used to provide ongoing working capital and for other general corporate purposes.

Borrowings under the Bonanza Creek successor credit facility will bear interest at a per annum rate equal to, at the option of Bonanza Creek, either (i) LIBOR divided by 1.0 minus the reserve percentage in effect on such day plus a margin of 3.00% to 4.00%, based on the utilization of the Bonanza Creek successor credit facility (the “Eurodollar rate”) or (ii) a fluctuating interest rate per annum equal to the greatest of (a) the rate of interest publicly announced by KeyBank as its reference rate (b) the federal funds rate in effect on such day plus one half of 1% and (c) the Eurodollar rate plus 1%, subject to a 0.0% floor, plus a margin of 2.00% to 3.00%, based on the utilization of the Bonanza Creek successor credit facility (the “reference rate”). Interest on borrowings that bear interest at the Eurodollar rate shall be payable on the last day of the applicable interest period selected by Bonanza Creek, which shall be one, two, three or six months, and interest on borrowings that bear interest at the reference rate shall be payable quarterly in arrears commencing on June 30, 2017.

The initial borrowing base in respect of the Bonanza Creek successor credit facility is approximately $191.7 million and there are no scheduled borrowing base redeterminations until April 1, 2018 (the “borrowing base holiday”). Following the borrowing base holiday, Bonanza Creek’s borrowing base under the Bonanza Creek successor credit facility is redetermined semiannually in April and October of each year and up to one additional time between such scheduled redeterminations upon Bonanza Creek’s request or upon the request of lenders holding 66 2/3% of the aggregate commitments. The borrowing base is determined by the value of Bonanza Creek’s oil and gas reserves but also takes into consideration such information as the business, financial condition and debt obligations of Bonanza Creek. The borrowing base is redetermined (i) in the sole discretion of the administrative agent and all of the lenders, (ii) in accordance with their customary internal standards and practices for valuing and redetermining the value of oil and gas properties in connection with reserve based oil and natural gas loan transactions, (iii) in conjunction with the most recent engineering report and other information received by the administrative agent and the lenders relating to Bonanza Creek’s proved reserves and (iv) based upon the estimated value of Bonanza Creek’s proved reserves as determined by the administrative agent and the lenders.

The applicable margin varies on a daily basis based on the percentage outstanding under the borrowing base. Bonanza Creek incurs quarterly commitment fees based on the unused amount of the borrowing base of 0.50% per annum. Bonanza Creek has the right to prepay advances under the Bonanza Creek successor credit facility at any time and from time to time in whole or in part without premium or penalty, upon written notice, except that any prepayment of advances that bear interest at the Eurodollar rate other than at the end of the applicable interest periods therefor shall be made with reimbursement for any funding losses and redeployment costs of the lenders under the Bonanza Creek successor credit facility resulting therefrom.

Bonanza Creek’s obligations under the Bonanza Creek successor credit facility are secured by first priority liens on all of its property and assets (whether real, personal, or mixed, tangible or intangible), including its proved reserves and its oil and gas properties (which term is defined to include fee mineral interests, term mineral interests, leases, subleases, farm-outs, royalties, overriding royalties, net profit interests, carried interests, production payments, back in interests and reversionary interests). The Bonanza Creek successor credit facility is guaranteed by Bonanza Creek and all of its direct and indirect subsidiaries.

The Bonanza Creek successor credit facility also contains customary negative covenants, which, among other things, and subject to certain exceptions, include restrictions on (i) liens, (ii) indebtedness, guarantees and other obligations, (iii) restrictions in agreements on liens and distributions, (iv) mergers or consolidations, (v) asset sales, (vi) restricted payments, (vii) investments, (viii) affiliate transactions, (ix) sale and leaseback transactions, (x) change of business, (xi) foreign operations or subsidiaries, (xii) name changes, (xiii) use of proceeds and letters of credit, (xiv) gas imbalances and take-or-pay or other prepayments, (xv) hedging transactions, (xvi) additional subsidiaries, (xvii) changes in fiscal year or fiscal quarter, (xviii) operating leases,

(xix) prepayments of certain debt and other obligations, (xx) environmental matters, (xxi) marketing activities and (xxii) sales or discounts of receivables.

Bonanza Creek is subject to certain financial covenants under the Bonanza Creek successor credit facility, including, without limitation, (i) beginning with the testing period ended September 30, 2017 and tested on the last day of each fiscal quarter, a maximum ratio of Bonanza Creek’s consolidated indebtedness (subject to certain exclusions) to adjusted EBITDAX of 3.50 to 1.00, (ii) beginning with the testing period ended September 30, 2017 and tested on the last day of each fiscal quarter, a minimum ratio of adjusted EBITDAX to adjusted interest expense of 2.50 to 1.00 and (iii) beginning with the fiscal quarter ended September 30, 2017 and tested on the last day of each fiscal quarter, a minimum ratio of current assets to current liabilities of 1.00 to 1.00. Additionally, solely for the fiscal quarters ended September 30, 2017 and ending December 31, 2017, Bonanza Creek is subject to minimum asset coverage ratio of 1.35 to 1.00; provided that a violation of the asset coverage ratio shall not constitute an event of default under the Bonanza Creek successor credit facility, but shall instead trigger the conclusion of the borrowing base holiday and permit the administrative agent and the holders of at least 66 2/3% of the aggregate credit exposure under the Bonanza Creek successor credit facility at such time to redetermine the borrowing base.

The Bonanza Creek successor credit facility contains customary events of default, subject to customary thresholds and exceptions, including, among other things, (i) non-payment of principal when due and non-payment of interest and fees within three business days of when due, (ii) a material inaccuracy of a representation or warranty at the time made, (iii) a failure to comply with any covenant, subject to customary grace periods in the case of certain affirmative covenants, (iv) cross-events of default to indebtedness of at least $5,000,000, (v) bankruptcy or insolvency proceedings relating to Bonanza Creek or any of its subsidiaries, (vi) unpaid judgments in excess of $5,000,000, (vii) ERISA events, (viii) a change of control or (ix) any material provision of any loan document shall cease to be in full force and effect or valid, binding, or enforceable.

Bonanza Creek Predecessor Credit Facility

On March 29, 2011, Bonanza Creek entered into the Bonanza Creek predecessor credit facility with a syndication of banks, including KeyBank as the administrative agent and issuing lender. The borrowing base on the Bonanza Creek predecessor credit facility at the time Bonanza Creek entered bankruptcy and throughout the bankruptcy proceedings was $150.0 million. As of December 31, 2016, Bonanza Creek had $191.7 million outstanding under the Bonanza Creek predecessor credit facility and had a borrowing base deficiency of $41.7 million, which was required to be paid back in monthly installments, with no available borrowing capacity. Bonanza Creek filed for bankruptcy on January 4, 2017, granting it a stay from making any further deficiency payments. During the bankruptcy proceedings, Bonanza Creek paid interest on the Bonanza Creek predecessor credit facility in the normal course. On the effective date of Bonanza Creek’s reorganization, the Bonanza Creek predecessor credit facility was terminated and the outstanding principal balance of $191.7 million, accrued interest of $1.1 million, and fees of $0.9 million were paid in full. The repayment was funded with proceeds from the Bonanza Creek 2017 rights offering. Please refer to Note 3 “Chapter 11 Proceedings and Emergence,” Note 4 “Fresh-Start Accounting” and Note 6 “Long-Term Debt” in the unaudited consolidated financial statements included in this joint proxy statement/prospectus for additional discussion about Bonanza Creek’s emergence from bankruptcy and long-term indebtedness.

Senior Unsecured Notes

Bonanza Creek issued the Bonanza Creek 6.75% senior notes on April 9, 2013 and the Bonanza Creek 5.75% senior notes on July 15, 2014. The Bonanza Creek senior notes were included in liabilities subject to compromise on the condensed consolidated balance sheets of the Bonanza Creek predecessor as of April 28, 2017 and in current liabilities as of December 31, 2016 within the accompanying balance sheets. On the effective date of Bonanza Creek’s reorganization, by operation of the Bonanza Creek reorganization plan, all outstanding obligations under the Bonanza Creek senior notes were canceled and 9,481,610 shares of Bonanza Creek’s new common stock were issued. Please refer to Note 3 “Chapter 11 Proceedings and Emergence,” Note 4 “Fresh-Start Accounting” and Note 6 “Long-Term Debt” in the unaudited consolidated financial statements included in this joint proxy statement/prospectus for additional discussion about Bonanza Creek’s emergence from bankruptcy and long-term indebtedness.

Contractual Obligations

The table below reflects contractual obligations and commitments as of September 30, 2017:

	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(in thousands)
Contractual Obligation
Delivery commitments(1)	$154,541	$10,270	$48,563	$57,766	$37,942
Office lease	5,534	1,016	2,502	2,016	—
Asset retirement obligation	81,581	2,475	12,769	4,364	61,973

Total	$241,656	$13,761	$63,834	$64,146	$99,915

(1)	The above calculation is based on the minimum volume commitment schedule (as defined in the new NGL agreement) and applicable differential fees.

Critical Accounting Policies and Estimates

The discussion and analysis of Bonanza Creek’s financial condition and results of operations are based upon its consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of Bonanza Creek’s financial statements requires Bonanza Creek to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Bonanza Creek evaluates its estimates and assumptions on a regular basis. Bonanza Creek bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of Bonanza Creek’s consolidated financial statements. Bonanza Creek provides expanded discussion of its more significant accounting policies, estimates and judgments below. Bonanza Creek believes these accounting policies reflect Bonanza Creek’s more significant estimates and assumptions used in preparation of its consolidated financial statements. Please refer to Note 1 “Summary of Significant Accounting Policies” in the audited consolidated financial statements included in this joint proxy statement/prospectus for a discussion of additional accounting policies and estimates by management.

Method of Accounting for Oil and Natural Gas Properties

Oil and natural gas exploration and development activities are accounted for using the successful efforts method. Under this method, all property acquisition costs and costs of exploratory and development wells are capitalized at cost when incurred, pending determination of whether the well has found proved reserves. If an exploratory well does not find proved reserves, the costs of drilling the well are charged to expense. The costs of development wells are capitalized whether productive or nonproductive. All capitalized well costs and other associated costs and leasehold costs of proved properties are amortized on a unit-of-production basis over the remaining life of proved developed reserves and proved reserves, respectively.

Costs of retired, sold or abandoned properties that constitute a part of an amortization base (partial field) are charged or credited, net of proceeds, to accumulated depreciation, depletion and amortization unless doing so significantly affects the unit-of-production amortization rate for an entire field, in which case a gain or loss is recognized currently. Gains or losses from the disposal of properties are recognized currently.

Expenditures for maintenance, repairs and minor renewals necessary to maintain properties in operating condition are expensed as incurred. Major betterments, replacements and renewals are capitalized to the appropriate property and equipment accounts. Estimated dismantlement and abandonment costs for oil and natural gas properties are capitalized, net of salvage, at their estimated net present value and amortized on a unit-of-production basis over the remaining life of the related proved developed reserves.

Unproved properties consist of costs incurred to acquire unproved leases, or lease acquisition costs. Unproved lease acquisition costs are capitalized until the leases expire or when Bonanza Creek specifically identifies leases that will revert to the lessor, at which time Bonanza Creek expenses the associated unproved lease acquisition costs. The expensing or expiration of unproved lease acquisition costs are recorded as abandonment or impairment of unproved properties in the statements of operations and comprehensive income in Bonanza Creek’s consolidated financial statements. Lease acquisition costs related to successful exploratory drilling are reclassified to proved properties and depleted on a unit-of-production basis.

For sales of entire working interests in unproved properties, gain or loss is recognized to the extent of the difference between the proceeds received and the net carrying value of the property. Proceeds from sales of partial interests in unproved properties are accounted for as a recovery of costs unless the proceeds exceed the entire cost of the property.

Oil and Natural Gas Reserve Quantities and Standardized Measure

Bonanza Creek’s internal corporate reservoir engineering group prepares, and its third-party petroleum consultant audits its estimates of oil and natural gas reserves and associated future net revenues. While the SEC has adopted rules which allow Bonanza Creek to disclose proved reserves, probable reserves and possible reserves, Bonanza Creek has elected to disclose only proved reserves in this joint proxy statement/prospectus. The SEC’s revised rules define proved reserves as the quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether a deterministic method or probabilistic method is used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time. Bonanza Creek’s internal corporate reservoir engineering group and its third party petroleum consultant must make a number of subjective assumptions based on their professional judgment in developing reserve estimates. Reserve estimates are updated annually and consider recent production levels and other technical information about each field. Oil and natural gas reserve engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be precisely measured. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment.

Periodic revisions to the estimated reserves and future cash flows may be necessary as a result of a number of factors, including reservoir performance, new drilling, oil and natural gas prices, cost changes, technological advances, new geological or geophysical data, or other economic factors. Accordingly, reserve estimates are generally different from the quantities of oil and natural gas that are ultimately recovered. Bonanza Creek cannot predict the amounts or timing of future reserve revisions. If such revisions are significant, they could significantly affect future amortization of capitalized costs and result in impairment of assets that may be material.

Revenue Recognition

Revenue from Bonanza Creek’s interests in producing wells is recognized when the product is delivered, at which time the customer has taken title and assumed the risks and rewards of ownership, and collectability is reasonably assured. The sales prices for oil and natural gas are adjusted for transportation and other related deductions. These deductions are based on contractual or historical data and do not require significant judgment.

Subsequently, these revenue deductions are adjusted to reflect actual charges based on third-party documents. Since there is a ready market for oil and natural gas, Bonanza Creek sells the majority of production soon after it is produced at various locations.

Impairment of Proved Properties

Bonanza Creek reviews its proved oil and natural gas properties for impairment whenever events and circumstances indicate that a decline in the recoverability of their carrying value may have occurred and at least annually. Bonanza Creek estimates the expected undiscounted future cash flows of its oil and natural gas properties and compares such undiscounted future cash flows to the carrying amount of the oil and natural gas properties to determine if the carrying amount is recoverable. If the carrying amount exceeds the estimated undiscounted future cash flows, Bonanza Creek will adjust the carrying amount of the oil and natural gas properties to fair value. The factors used to determine fair value are subject to Bonanza Creek’s judgment and expertise and include, but are not limited to, recent sales prices of comparable properties, the present value of future cash flows, net of estimated operating and development costs using estimates of proved reserves, future commodity pricing, future production estimates, anticipated capital expenditures, and various discount rates commensurate with the risk and current market conditions associated with realizing the expected cash flows projected. Because of the uncertainty inherent in these factors, Bonanza Creek cannot predict when or if future impairment charges for proved properties will be recorded.

Impairment of Unproved Properties

Bonanza Creek assesses its unproved properties periodically for impairment on a property-by-property basis based on remaining lease terms, drilling results or future plans to develop acreage and records abandonment and impairment expense for any decline in value.

Bonanza Creek has historically recognized abandonment and impairment expense for unproved properties at the time when the lease term has expired or sooner if, in management’s judgment, the unproved properties have lost some or all of their carrying value. Bonanza Creek considers the following factors in its assessment of the impairment of unproved properties:

•	the remaining amount of any of its unexpired lease terms;

•	its ability to actively manage and prioritize its capital expenditures to drill leases and to make payments to extend leases that may be closer to expiration;

•	its ability to exchange lease positions with other companies that allow for higher concentrations of ownership and development;

•	its ability to convey partial mineral ownership to other companies in exchange for their drilling of leases; and

•	its evaluation of the continuing successful results from the application of completion technology in the Wattenberg Field by Bonanza Creek or by other operators in areas adjacent to or near its unproved properties.

The assessment of unproved properties to determine any possible impairment requires significant judgment.

Asset Retirement Obligations

Bonanza Creek records the fair value of a liability for a legal obligation to retire an asset in the period in which the liability is incurred with the corresponding cost capitalized by increasing the carrying amount of the related long-lived asset. For oil and gas properties, this is the period in which the well is drilled or acquired. The asset retirement obligation (“ARO”) for oil and gas properties represents the estimated amount Bonanza Creek will incur to plug, abandon and remediate the properties at the end of their productive lives, in accordance with applicable state laws. The liability is accreted to its present value each period and the capitalized cost is depreciated on the unit-of-production method. The accretion expense is recorded as a component of depreciation, depletion and amortization in Bonanza Creek’s consolidated statements of operations and comprehensive income.

Bonanza Creek determines the ARO by calculating the present value of estimated cash flows related to the liability. Estimating the future ARO requires management to make estimates and judgments regarding timing, existence of a liability, as well as what constitutes adequate restoration. Inherent in the fair value calculation are numerous assumptions and judgments including the ultimate costs, inflation factors, credit-adjusted discount rates, timing of settlement and changes in the legal, regulatory, environmental and political environments. To the extent future revisions to these assumptions impact the fair value of the existing ARO liability, a corresponding adjustment is made to the related asset.

Derivatives

Bonanza Creek records all derivative instruments on the balance sheet as either assets or liabilities measured at their estimated fair value. Bonanza Creek has not designated any derivative instruments as hedges for accounting purposes and Bonanza Creek does not enter into such instruments for speculative trading purposes. Derivative instruments are adjusted to fair value every accounting period. Derivative cash settlements and gains and losses from valuation changes in the remaining unsettled commodity derivative instruments are reported under derivative gain (loss) in Bonanza Creek’s consolidated statements of operations and comprehensive income.

Stock-based Compensation

Predecessor Long-Term Incentive Plan

Restricted Stock Awards. Bonanza Creek recognizes compensation expense for all restricted stock awards made to employees and directors. Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period, which is generally the vesting period. The fair value of restricted stock grants is based on the value of Bonanza Creek’s common stock on the date of grant. Stock-based compensation expense recorded for restricted stock awards is included in general and administrative expenses on Bonanza Creek’s consolidated statements of operations and comprehensive income.

Performance Stock Units. Bonanza Creek recognizes compensation expense for all performance stock unit awards made to officers. Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as expense on a straight-line basis over the requisite service period, which is generally the vesting period. The fair value of the performance stock unit is measured at the grant date with a stochastic process method using a Monte Carlo simulation. Stock-based compensation expense recorded for performance stock units is included in general and administrative expenses on Bonanza Creek’s consolidated statements of operations and comprehensive income.

Long Term Incentive Plan Units. Bonanza Creek recognizes compensation expense for all unit awards made to employees. Stock-based compensation expense is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period, which is generally the vesting period. The fair value of unit awards is based on the value of Bonanza Creek’s common stock on the date of grant. Stock-based compensation expense recorded for unit awards is included in general and administrative expenses on Bonanza Creek’s consolidated statements of operations and comprehensive income.

Upon emergence from bankruptcy, Bonanza Creek’s existing restricted stock, performance stock units and long term incentive plan units (collectively, the “Bonanza Creek predecessor awards”) were canceled. Stock compensation expense for the Bonanza Creek predecessor awards was $2.1 million, $1.9 million and $7.2 million for the Bonanza Creek current predecessor period and the three and nine months ended September 30, 2016, respectively. Compensation expense associated with the Bonanza Creek predecessor awards was recognized as general and administrative expense.

Successor Long Term Incentive Plan

2017 Long Term Incentive Plan. Upon emergence from bankruptcy, Bonanza Creek adopted a new Long Term Incentive Plan (referred to previously in this joint proxy statement/prospectus as the Bonanza Creek 2017 LTIP) and issued new grants to employees consisting of stock options with a ten-year term and strike price of $34.36 and restricted stock units. These awards vest in equal installments over a three-year period on each of the first three anniversaries of the grant date.

Restricted Stock Units. The Bonanza Creek 2017 LTIP allows for the issuance of restricted stock units (referred to previously in this joint proxy statement/prospectus as Bonanza Creek RSUs) to employees of Bonanza Creek at the discretion of the Bonanza Creek board. Each RSU represents one share of Bonanza Creek’s common stock to be delivered upon completion of the vesting period. The RSUs are valued at the grant date share price and are recognized as general and administrative expense over the vesting period of the award.

Stock Options. The Bonanza Creek 2017 LTIP allows the issuance of stock options to Bonanza Creek’s employees at the sole discretion of the Bonanza Creek board. Options expire ten years from the grant date unless otherwise determined by the Bonanza Creek board. Compensation expense on the stock options is recognized as general and administrative expense over the vesting period of the award.

Income Taxes

Bonanza Creek’s provision for taxes includes both federal and state taxes. Bonanza Creek records its federal income taxes in accordance with accounting for income taxes under GAAP which results in the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the book carrying amounts and the tax basis of assets and liabilities. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance would be established to reduce deferred tax assets if it is more likely than not that the related tax benefits will not be realized.

Bonanza Creek applies significant judgment in evaluating its tax positions and estimating its provision for income taxes. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. The actual outcome of these future tax consequences could differ significantly from Bonanza Creek’s estimates, which could impact its financial position, results of operations and cash flows.

Bonanza Creek also accounts for uncertainty in income taxes recognized in the financial statements in accordance with GAAP by prescribing a recognition threshold and measurement attribute for a tax position taken or expected to be taken in a tax return. Authoritative guidance for accounting for uncertainty in income taxes requires that Bonanza Creek recognize the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. Bonanza Creek did not have any uncertain tax positions as of the year ended December 31, 2016.

Recent Accounting Pronouncements

Effective January 1, 2015, Bonanza Creek adopted, on a prospective basis, Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“Update”) No. 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity. This update was aimed at reducing the frequency of disposals reported as discontinued operations by focusing on strategic shifts that have or will have a major effect on an entity’s operations and financial results. Subsequent to adoption of this guidance, Bonanza Creek determined that assets that were deemed as held for sale during 2015 did not qualify for discontinued operations. As such, the presentation within the accompanying balance sheets and the consolidated statements of operations and comprehensive income reflect them as standard assets held for sale versus Bonanza Creek’s California asset sales that occurred in 2014 and 2012 that were presented as discontinued operations. Please refer to Note 2 “Acquisitions and Divestitures” and Note 3 “Assets Held for Sale” in the audited consolidated financial statements included in this joint proxy statement/prospectus for additional discussion.

Effective January 1, 2016, Bonanza Creek adopted, on a retrospective basis, FASB Update No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This update clarifies the consolidation reporting guidance in GAAP. There was no impact to Bonanza Creek’s financial statements or disclosures from the adoption of this standard.

On January 1, 2016, Bonanza Creek adopted FASB Update No. 2015-03, Interest—Imputation of Interest—Simplifying the Presentation of Debt Issuance Costs and Update No. 2015-15, Interest—Imputation of Interest—Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements on a retrospective basis. These updates require capitalized debt issuance costs, except for those related to revolving credit facilities, to be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability, rather than as an asset. The adoption resulted in a reclassification that reduced other noncurrent assets and senior notes—current portion by $11.5 million as of December 31, 2016 and reduced other noncurrent assets and long-term debt by $13.7 million on the accompanying balance sheets as of December 31, 2015.

Effective December 31, 2016, Bonanza Creek adopted FASB Update No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This update requires management to evaluate whether there are conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the entity’s financial statements are issued, or within one year after the date the entity’s financial statements are available to be issued, and to provide disclosures when certain criteria are met. At December 31, 2016, Bonanza Creek was a going concern uncertainty and applied this authoritative guidance for its audited financials for the year ended December 31, 2016. Please refer to Note 1 “Summary of Significant Accounting Policies” in the audited consolidated financial statements included in this joint proxy statement/prospectus for additional discussion.

Effective January 1, 2017, Bonanza Creek adopted FASB Update No. 2016-09, Improvements to Employee Share-Based Payment Accounting. The objective of this update is to simplify the current guidance for stock compensation. The areas for simplification involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. This update is effective for the annual periods beginning after December 15, 2016, and interim periods within those annual periods. As of January 1, 2017, and thereafter, Bonanza Creek did not have excess tax benefits associated with its stock compensation, and therefore, there was no tax impact upon adoption of this standard. In addition, the employee taxes paid on the statement of cash flows when shares were withheld for taxes have already been classified as a financing activity, therefore, there was no cash flow statement impact upon adoption of this standard. This standard allowed companies to elect to account for forfeitures as they occurred or estimate the number of awards that will vest. Bonanza Creek elected to account for forfeitures as they occur, resulting in a minimal impact upon adoption of this standard.

In May 2014, FASB issued Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) for the recognition of revenue from contracts with customers. Several additional related updates have been issued. Based on assessments performed to date, the standard is not expected to have a material effect on the timing of Bonanza Creek’s revenue recognition or its financial position, net income, or cash flows, but is expected to have an impact on Bonanza Creek’s revenue-related disclosures. Bonanza Creek has assessed all of its revenue contracts and is in the process of implementing appropriate changes to its business processes, systems and controls to support the recognition and disclosure requirements of this guidance. This guidance also includes provisions regarding future revenues and expenses under a gross-versus-net presentation. Currently, Bonanza Creek presents the majority of its revenues and expenses impacted by this guidance on a net basis. Upon adoption of this guidance, Bonanza Creek will present its revenues and expenses covered under this guidance on a gross basis. This guidance is required to be adopted using either the full retrospective approach, with all prior periods presented adjusted, or the modified retrospective approach, with a cumulative adjustment to retained earnings on the opening balance sheet. Bonanza Creek will adopt this guidance on January 1, 2018, using the modified retrospective approach with a cumulative adjustment to retained earnings as necessary.

In July 2015, FASB issued Update No. 2015-11, Inventory. The update requires that inventory be measured at the lower of cost or net realizable value. This authoritative guidance is effective for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. Bonanza Creek has evaluated the provisions of this guidance and determined that it will not have a material effect on Bonanza Creek’s financial statements or disclosures.

In November 2015, FASB issued Update No. 2015-17, Income Taxes to simplify the presentation of deferred income taxes by classifying deferred tax assets and liabilities as noncurrent only. The new guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016. Early application is permitted. Bonanza Creek has evaluated the provisions of this guidance and determined it will not have a material effect on Bonanza Creek’s financial statements and disclosures.

In January 2016, FASB issued Update No. 2016-01, Financial Instruments—Overall to require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements. This authoritative guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. Bonanza Creek is currently evaluating the provisions of this guidance and assessing its impact, but does not currently believe it will have a material effect on Bonanza Creek’s financial statements or disclosures.

In February 2016, FASB issued Update No. 2016-02, Leases to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This authoritative guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. Bonanza Creek has begun the identification process of all leases and is evaluating the provisions of this guidance and assessing its impact.

In March 2016, FASB issued Update No. 2016-09, Compensation—Stock Compensation. The update simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This authoritative guidance is effective for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. Bonanza Creek has evaluated the provisions of this guidance and concluded that it will not have a material effect on Bonanza Creek’s financial statements or disclosures.

In August 2016, FASB issued Update No. 2016-15, Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation of specific cash receipts and cash payments within the statement of cash flows. This authoritative accounting guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Bonanza Creek has evaluated the provisions of this guidance and has determined that it will not have a material effect on Bonanza Creek’s financial statements or disclosures.

In November 2016, FASB issued Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This update clarifies how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. This guidance is to be applied using a retrospective method and is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. Bonanza Creek has evaluated the provisions of this guidance and has determined that it will not have a material effect on Bonanza Creek’s financial statements or disclosures.

In January 2017, FASB issued Update No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This update clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance is to be applied using a prospective method and is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. Bonanza Creek will apply this guidance to any future acquisitions or disposals of assets or business.

In February 2017, FASB issued Update No. 2017-05, Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets. This update is meant to clarify existing guidance and to add guidance for partial sales of nonfinancial assets. This guidance is to be applied using a full retrospective method or a modified retrospective method as outlined in the guidance and is effective at the same time as Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Bonanza Creek is currently evaluating the provisions of this guidance and assessing its potential impact on Bonanza Creek’s financial statements and disclosures.

There are no other accounting standards applicable to Bonanza Creek that would have a material effect on Bonanza Creek’s financial statements and disclosures that have been issued but not yet adopted by Bonanza Creek as of December 31, 2016, and through the filing date of this report.

Effects of Inflation and Pricing

Inflation in the United States increased slightly over the past few years, which did not have a material impact on Bonanza Creek’s results of operations for any of the periods presented within this report. Although the impact of inflation has been relatively insignificant in recent years, it is still a factor in the United States economy and Bonanza Creek tends to experience inflationary pressure on the cost of oilfield services and equipment as increasing oil and gas prices increase drilling activity in Bonanza Creek’s areas of operations. Material changes in prices also impact the current revenue stream, estimates of future reserves, borrowing base calculations, depletion expense, impairment assessments of oil and gas properties, ARO, and values of properties in purchase and sale transactions. Material changes in prices can impact the value of oil and gas companies and their ability to raise capital, borrow money and retain personnel.

Off-Balance Sheet Arrangements

Currently, Bonanza Creek does not have any off-balance sheet arrangements.

LEGAL MATTERS

The legality of the shares of SandRidge common stock issuable in the merger will be passed upon for SandRidge by Vinson & Elkins LLP, Houston, Texas.

EXPERTS

SandRidge

The consolidated financial statements of SandRidge Energy, Inc. and its subsidiaries incorporated in this joint proxy statement/prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2016 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The information incorporated by reference into this joint proxy statement/prospectus as of December 31, 2016 relating to SandRidge’s estimated quantities of its proved natural gas and oil reserves is derived from reports prepared by SandRidge’s independent petroleum consultants: Cawley, Gillespie & Associates, Inc. (with respect to the Mid-Continent region (Kansas and Oklahoma)), Ryder Scott Company, L.P. (with respect to the Rockies region (Colorado)) and Netherland, Sewell & Associates, Inc. (referred to previously in this joint proxy statement/prospectus as NSAI) (with respect to the Permian Basin (Texas)). This information is incorporated by reference into this joint proxy statement/prospectus in reliance upon the authority of such firms as experts with respect to the matters covered by their reports and the giving of their reports.

Bonanza Creek

The consolidated financial statements contained in this joint proxy statement/prospectus for the year ended December 31, 2016, and the effectiveness of Bonanza Creek’s internal controls over financial reporting as of December 31, 2016, have been audited by Hein & Associates LLP, an independent registered public accounting firm, as set forth in their report appearing herein. Such consolidated financial statements have been included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The reserves estimates for the year ended December 31, 2016 shown herein have been independently audited by Netherland, Sewell & Associates, Inc. (referred to previously in this joint proxy statement/prospectus as NSAI), a worldwide leader of petroleum property analysis for industry and financial organizations and government agencies. NSAI was founded in 1961 and performs consulting petroleum engineering services under Texas Board of Professional Engineers Registration No. F-2699. This information is included within this joint proxy statement/prospectus in reliance upon the authority of NSAI as an expert with respect to the matters covered by its reports and the giving of its reports.

STOCKHOLDER PROPOSALS

SandRidge

SandRidge will hold a regular annual meeting in 2018 regardless of whether the merger is completed.

For inclusion in SandRidge’s proxy statement and form of proxy relating to SandRidge’s 2018 annual meeting of stockholders, stockholder proposals submitted pursuant to Rule 14a-8 under the Exchange Act must be received at SandRidge’s principal executive offices no later than December 29, 2017. Stockholders proposals submitted pursuant to Rule 14a-8 should be addressed to SandRidge Energy, Inc., 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102, Attention: Corporate Secretary.

A stockholder who wants to make a proposal or nominate a person for membership on the SandRidge board at an annual meeting of stockholders must comply with the applicable requirements of the SEC and the SandRidge bylaws. Under the SandRidge bylaws, a notice of intent of a stockholder to bring any matter before the 2018 annual meeting of stockholders (other than a proposal or nomination intended to be included in the applicable SandRidge proxy statement) must be made in writing and received by SandRidge’s Corporate Secretary neither later than the close of business on April 16, 2018 nor earlier than the close of business on March 17, 2018 in order to be considered timely. Every such notice by a stockholder must set forth the information required under Section 2.9 of the SandRidge Bylaws. In addition to the information included in such stockholder’s notice, SandRidge may require any proposed nominee to furnish such other information as SandRidge may reasonably require to determine the eligibility of such proposed nominee to serve as a director of SandRidge. All SandRidge stockholder proposals should be sent to SandRidge Energy, Inc., 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102, Attention: Corporate Secretary.

A stockholder proposal or nomination submitted pursuant to Rule 14a-8 under the Exchange Act and intended to be included in SandRidge’s proxy statement relating to the 2018 annual meeting must be received no later than December 27, 2017.

Bonanza Creek

If the merger agreement is approved by the requisite vote of the Bonanza Creek stockholders and the merger is completed in 2018, Bonanza Creek will become a wholly owned subsidiary of SandRidge and, consequently, will not hold an annual meeting of its stockholders in 2018. Depending on the closing date of the merger and the date of SandRidge’s annual meeting of stockholders, Bonanza Creek stockholders will be entitled to participate, as stockholders of SandRidge following the merger, in the 2018 annual meeting of stockholders of SandRidge.

If the merger agreement is not adopted by the requisite vote of the Bonanza Creek stockholders or if the merger is not completed for any reason, Bonanza Creek intends to hold an annual meeting of its stockholders in 2018. Any stockholder of Bonanza Creek who desires to submit a proposal for action at the 2018 annual meeting of its stockholders and wishes to have such proposal (a “Rule 14a-8 proposal”) included in Bonanza Creek’s proxy materials must submit such Rule 14a-8 Proposal to Bonanza Creek at its principal executive offices no later than the tenth day after public announcement of the date of Bonanza Creek’s 2018 annual meeting of its stockholders, unless Bonanza Creek notifies its stockholders otherwise. Only those Rule 14a-8 proposals that are timely received by Bonanza Creek and proper for stockholder action (and are otherwise proper) will be included in Bonanza Creek’s proxy materials.

HOUSEHOLDING OF JOINT PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to stockholders residing at the same address, unless the stockholders have notified the company whose shares they hold of their desire to receive multiple copies of this joint proxy statement/prospectus. This process, which is commonly referred to in this joint proxy statement/prospectus as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate copy of this joint proxy statement/prospectus, or if you are receiving multiple copies of this joint proxy statement/prospectus and wish to receive only one, please contact the company whose shares you hold at its address identified in this paragraph below. Each of SandRidge and Bonanza Creek will promptly deliver, upon oral or written request, a separate copy of this joint proxy statement/prospectus to any stockholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to: SandRidge Energy, Inc., 123 Robert S. Kerr Avenue, Oklahoma City, Oklahoma 73102, Attention: Investor Relations, Phone: (405) 429-5515 or to Bonanza Creek Energy, Inc., 410 17th Street, Suite 1400, Denver, Colorado 80202, Attention: Investor Relations, Phone: (720) 440-6136.

WHERE YOU CAN FIND MORE INFORMATION

SandRidge and Bonanza Creek each file annual, quarterly and current reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. The SEC also maintains an Internet website that contains reports, proxy and information statements, and other information regarding issuers, including SandRidge and Bonanza Creek, who file electronically with the SEC. The address of that site is www.sec.gov.

Investors may also consult SandRidge’s or Bonanza Creek’s website for more information about SandRidge or Bonanza Creek, respectively. SandRidge’s website is http://investors.sandridgeenergy.com. Bonanza Creek’s website is http://ir.bonanzacrk.com. Information included on these websites is not incorporated by reference into this joint proxy statement/prospectus.

SandRidge has filed with the SEC a registration statement of which this joint proxy statement/prospectus forms a part. The registration statement registers the shares of SandRidge common stock to be issued to Bonanza Creek stockholders in the merger. The registration statement, including the attached exhibits, contains additional relevant information about SandRidge and SandRidge common stock. The rules and regulations of the SEC allow SandRidge to omit certain information included in the registration statement from this joint proxy statement/prospectus.

In addition, the SEC allows SandRidge to disclose important information to you by referring you to other documents filed separately with the SEC. This information is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information included directly in this joint proxy statement/prospectus or incorporated by reference subsequent to the date of this joint proxy statement/prospectus as described below. This joint proxy statement/prospectus also contains summaries of certain provisions contained in some of the SandRidge documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. Some documents or information, such as that called for by Item 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this joint proxy statement/prospectus.

This joint proxy statement/prospectus incorporates by reference the documents listed below that SandRidge has previously filed with the SEC. These documents contain important information about SandRidge and its financial condition and other matters.

SandRidge SEC Filings (File No. 001-33784)	Period or File Date
Annual Report on Form 10-K	Year ended December 31, 2016

Quarterly Reports on Form 10-Q	Quarterly periods ended March 31, 2017, June 30, 2017 and September 30, 2017

Current Reports on Form 8-K	Filed on February 13, 2017, March 22, 2017, June 19, 2017, June 28, 2017, August 1, 2017, November 15, 2017, November 27, 2017 and December 11, 2017

Proxy for 2017 Annual Meeting of Stockholders on Schedule 14A	Filed on April 28, 2017

The description of SandRidge’s common stock

contained in SandRidge’s registration statement on

Form 8-A filed under Section 12 of the Exchange Act

on October 4, 2016 and on November 27, 2017,

including any subsequently filed amendments and

reports updating such description.

Filed on October 4, 2016 and November 27, 2017

In addition, SandRidge incorporates by reference any future filings it makes with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (i) after the date of the initial filing and prior to the date of this joint proxy statement/prospectus forms a part and (ii) after the date of this joint proxy statement/prospectus and prior to the date of the SandRidge special meeting (other than information furnished pursuant to Item 2.02 or Item 7.01 of any Current Report on Form 8-K, unless expressly stated otherwise therein). Such documents are considered to be a part of this joint proxy statement/prospectus, effective as of the date such documents are filed.

You can obtain any of these documents from the SEC, through the SEC’s website at the address described above, or SandRidge will provide you with copies of these documents, without charge, upon written or oral request to:

SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

(405) 429-5515

Attn: Investor Relations

In the event of conflicting information in this joint proxy statement/prospectus in comparison to any document incorporated by reference into this joint proxy statement/prospectus, or among documents incorporated by reference, the information in the latest filed document controls.

You should rely only on the information contained or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated                . You should not assume that the information contained in this joint proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this joint proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither SandRidge’s mailing of this joint proxy statement/prospectus to SandRidge stockholders or Bonanza Creek stockholders nor the issuance by SandRidge of common stock in the merger will create any implication to the contrary.

This document contains a description of the representations and warranties that each of Bonanza Creek and SandRidge made to the other in the merger agreement. Representations and warranties made by Bonanza Creek, SandRidge and other applicable parties are also set forth in contracts and other documents that are attached or filed as exhibits to this document or are incorporated by reference into this document. These materials are included or incorporated by reference to provide you with information regarding the terms and conditions of the agreements. Accordingly, the representations and warranties and other provisions of the merger agreement and the contracts and other documents that are attached to or filed as exhibits to this document or are incorporated by reference into this document should not be read alone, but instead should be read only in conjunction with the other information provided elsewhere in this document or incorporated by reference into this document.

GLOSSARY OF OIL AND NATURAL GAS TERMS

We have included below the definitions for certain terms used in this joint proxy statement/prospectus:

“3-D seismic data.” Geophysical data that depict the subsurface strata in three dimensions. 3-D seismic data typically provide a more detailed and accurate interpretation of the subsurface strata than 2-D, or two-dimensional, seismic data.

“Asset Sale.” Any direct or indirect sale, lease (including by means of production payments and reserve sales and a sale and lease-back transaction), transfer, issuance or other disposition, or a series of related sales, leases, transfers, issuances or dispositions that are part of a common plan, of (a) shares of capital stock of a subsidiary (b) all or substantially all of the assets of any division or line of business of the Company or any subsidiary or (c) any other assets of the Company or any subsidiary outside of the ordinary course of business.

“Basin.” A large natural depression on the earth’s surface in which sediments generally brought by water accumulate.

“Bbl.” One stock tank barrel, or 42 U.S. gallons liquid volume, used herein in reference to crude oil, condensate or natural gas liquids.

“Bcf.” One billion cubic feet of natural gas.

“Boe.” One stock tank barrel of oil equivalent, calculated by converting natural gas and natural gas liquids volumes to equivalent oil barrels at a ratio of six Mcf to one Bbl of oil.

“British thermal unit” or “BTU.” The heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

“Completion.” The process of treating a drilled well followed by the installation of permanent equipment for the production of crude oil or natural gas, or in the case of a dry hole, the reporting of abandonment to the appropriate agency.

“Condensate.” A mixture of hydrocarbons that exists in the gaseous phase at original reservoir temperature and pressure, but that, when produced, is in the liquid phase at surface pressure and temperature.

“Deterministic method.” The method of estimating reserves or resources using a single value for each parameter (from the geoscience, engineering or economic data) in the reserves calculation.

“Developed acreage.” The number of acres that are allocated or assignable to productive wells or wells capable of production.

“Development costs.” Costs incurred to obtain access to proved reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas. More specifically, development costs, including depreciation and applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to: (i) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground, draining, road building, and relocating public roads, gas lines, and power lines, to the extent necessary in developing the proved reserves; (ii) drill and equip development wells, development-type stratigraphic test wells, and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment, and the wellhead assembly; (iii) acquire, construct, and install production facilities such as lease flow lines, separators, treaters, heaters, manifolds, measuring devices, and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and (iv) provide improved recovery systems.

“Development well.” A well drilled within the proved area of a natural gas or oil reservoir to the depth of a stratigraphic horizon known to be productive.

“Differential.” The difference between a benchmark price of oil and natural gas, such as the NYMEX crude oil spot, and the wellhead priced received.

“Dry hole.” Exploratory or development well that does not produce oil or gas in commercial quantities.

“Economically producible.” The term economically producible, as it relates to a resource, means a resource which generates revenue that exceeds, or is reasonably expected to exceed, the costs of the operation. The value of the products that generate revenue shall be determined at the terminal point of oil and gas producing activities.

“ERISA.” Employee Retirement Income Security Act of 1974.

“Exploratory well.” A well drilled to find a new field or to find a new reservoir in a field previously found to be productive of oil or gas in another reservoir. Generally, an exploratory well is any well that is not a development well, an extension well, a service well, or a stratigraphic test well.

“Extension well.” A well drilled to extend the limits of a known reservoir.

“Field.” An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition. There may be two or more reservoirs in a field which are separated vertically by intervening impervious strata, or laterally by local geologic barriers, or by both. Reservoirs that are associated by being in overlapping or adjacent fields may be treated as a single or common operational field. The geological terms “structural feature” and “stratigraphic condition” are intended to identify localized geological features as opposed to the broader terms of basins, trends, provinces, plays, areas-of-interest, etc.

“Formation.” A layer of rock which has distinct characteristics that differ from nearby rock.

“HH.” Henry Hub index.

“Horizontal drilling.” A drilling technique used in certain formations where a well is drilled vertically to a certain depth and then drilled at a right angle within a specified interval.

‘‘Hydraulic fracturing.” The process of injecting water, proppant and chemicals under pressure into the formation to fracture the surrounding rock and stimulate production.

“LIBOR.” London interbank offered rate.

“MBbl.” One thousand barrels of oil or other liquid hydrocarbons.

“MBoe.” One thousand Boe.

“Mcf.” One thousand cubic feet.

“MMBoe.” One million Boe.

“MMBtu.” One million British Thermal Units.

“MMcf.” One million cubic feet.

“Net acres.” The percentage of total acres an owner has out of a particular number of acres, or a specified tract. An owner who has 50% interest in 100 acres owns 50 net acres.

“Net revenue interest.” Economic interest remaining after deducting all royalty interests, overriding royalty interests and other burdens from the working interest ownership.

“Percentage-of-proceeds.” A processing contract where the processor receives a percentage of the sold outlet stream, dry gas, NGLs or a combination, from the mineral owner in exchange for providing the processing services. In the Mid-Continent region, Bonanza Creek is both a producer and, through ownership of gas plants, a processor, and its sales volumes include volumes processed through the gas plants directly related to its working interest and volumes for which it is contractually entitled pursuant to the processing of gas from third party interests.

“Play.” A term applied to a portion of the exploration and production cycle following the identification by geologists and geophysicists of areas with potential oil and gas reserves.

“Plugging and abandonment.” The sealing off of fluids in the strata penetrated by a well so that the fluids from one stratum will not escape into another or to the surface. Regulations of many states require plugging of abandoned wells.

“Pooling.” Pooling, either contractually or statutorily through regulatory actions, allows an operator to combine multiple leased tracts to create a governmental spacing unit for one or more productive formations. (Pooling is also known as unitization or communitization.). Ownership interests are calculated within the pooling/spacing unit according to the net acreage contributed by each tract within the pooling/spacing unit.

“Possible reserves.” Those additional reserves that are less certain to be recovered than probable reserves.

“Probable reserves.” Those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.

“Production costs.” Costs incurred to operate and maintain wells and related equipment and facilities, including depreciation and applicable operating costs of support equipment and facilities and other costs of operating and maintaining those wells and related equipment and facilities. They become part of the cost of oil and gas produced. Examples of production costs (sometimes called lifting costs) are (a) costs of labor to operate the wells and related equipment and facilities; (b) repairs and maintenance; (c) materials, supplies, and fuel consumed and supplies utilized in operating the wells and related equipment and facilities; (d) property taxes and insurance applicable to proved properties and wells and related equipment and facilities; and (e) severance taxes. Some support equipment or facilities may serve two or more oil and gas producing activities and may also serve transportation, refining, and marketing activities. To the extent that the support equipment and facilities are used in oil and gas producing activities, their depreciation and applicable operating costs become exploration, development or production costs, as appropriate. Depreciation, depletion, and amortization of capitalized acquisition, exploration, and development costs are not production costs but also become part of the costs of oil and gas produced along with production (lifting) costs identified above.

“Productive well.” An exploratory, development or extension well that is not a dry well.

“Proppant.” Sized particles mixed with fracturing fluid to hold fractures open after a hydraulic fracturing treatment. In addition to naturally occurring sand grains, man-made or specially engineered proppants, such as resin-coated sand or high-strength ceramic materials like sintered bauxite, may also be used. Proppant materials are carefully sorted for size and sphericity to provide an efficient conduit for production of fluid from the reservoir to the wellbore.

“Proved developed reserves.” Proved reserves that can be expected to be recovered through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well.

“Proved reserves.” Those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs and under existing economic conditions, operating methods and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether a deterministic method or probabilistic method is used for the estimation. The project to extract the hydrocarbons must have commenced, or the operator must be reasonably certain that it will commence the project, within a reasonable time.

(i)	The area of the reservoir considered as proved includes:

(a)	The area identified by drilling and limited by fluid contacts, if any, and

(b)	Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

(ii)	In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii)	Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher potions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv)	Reserves that can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:

(a)	Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based, and

(b)	The project has been approved for development by all necessary parties and entities, including governmental entities.

(v)	Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

“Proved undeveloped reserves” or “PUD.” Proved reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances. Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless specific circumstances justify a longer time. Under no circumstances shall estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, or by other evidence using reliable technology establishing reasonable certainty.

“PV-10.” A non-GAAP financial measure that represents inflows from proved crude oil and natural gas reserves, less future development and production costs, discounted at 10% per annum to reflect timing of future cash inflows and using the twelve-month unweighted arithmetic average of the first-day-of-the-month commodity prices (after adjustment for differentials in location and quality) for each of the preceding twelve months.

“Reasonable certainty.” If deterministic methods are used, reasonable certainty means a high degree of confidence that the quantities will be recovered. If probabilistic methods are used, there should be at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimate. A high degree of confidence exists if the quantity is much more likely to be achieved than not, and, as changes due to increased availability of geoscience (geological, geophysical and geochemical) engineering, and economic data are made to estimated ultimate recovery with time, reasonably certain estimated ultimate recovery is much more likely to increase or remain constant than to decrease.

“Reclamation.” The process to restore the land and other resources to their original state prior to the effects of oil and gas development.

“Reserves.” Estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

“Reservoir.” A porous and permeable underground formation containing a natural accumulation of producible crude oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reservoirs.

“Resource play.” Drilling programs targeted at regionally distributed oil or natural gas accumulations. Successful exploitation of these reservoirs is dependent upon new technologies such as horizontal drilling and multi-stage fracture stimulation to access large rock volumes in order to produce economic quantities of oil or natural gas.

“Royalty interest.” An interest in an oil and natural gas property entitling the owner to a share of oil, natural gas or NGLs produced and sold unencumbered by expenses of drilling, completing and operating of the affected well.

“Sales volumes.” All volumes for which a reporting entity is entitled to proceeds, including production, net to the reporting entity’s interest and third party production obtained from percentage-of-proceeds contracts and sold by the reporting entity.

“Spacing.” Spacing as it relates to a spacing unit is defined by the governing authority having jurisdiction to designate the size in acreage of a productive reservoir along with the appropriate well density for the designated spacing unit size. Typical spacing for conventional wells is 40 acres for oil wells and 640 acres for gas wells.

“Standard reach lateral equivalent well.” Equates to a ratio of one well to one well for a standard reach lateral well, one and half wells to one well for a medium reach lateral well, and two wells to one well for an extended reach lateral well.

“Three stream.” The separate reporting of NGLs extracted from the natural gas stream and sold as a separate product.

“Undeveloped acreage.” Those leased acres on which wells have not been drilled or completed to a point that would permit the production of economic quantities of oil or gas regardless of whether such acreage contains proved reserves.

“Undeveloped reserves.” Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion. Also referred to as “undeveloped oil and gas reserves.”

“Working interest.” The right granted to the lessee of a property to explore for and to produce and own oil, gas, or other minerals. The working interest owners bear the exploration, development, and operating costs on either a cash, penalty, or carried basis.

“WTI.” West Texas Intermediate index.

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(in thousands, except per share amounts)

	Successor	Predecessor
	September 30, 2017	December 31, 2016
ASSETS
Current assets:
Cash and cash equivalents	$31,096	$80,565
Accounts receivable:
Oil and gas sales	25,443	14,479
Joint interest and other	4,488	6,784
Prepaid expenses and other	5,032	5,915
Inventory of oilfield equipment	3,270	4,685
Derivative assets	48	—

Total current assets	69,377	112,428

Property and equipment (successful efforts method):
Proved properties	508,955	2,525,587
Less: accumulated depreciation, depletion and amortization	(10,771)	(1,694,483)

Total proved properties, net	498,184	831,104
Unproved properties	183,534	163,369
Wells in progress	44,049	18,250
Other property and equipment, net of accumulated depreciation of $560 in 2017 and $11,206 in 2016	6,163	6,245

Total property and equipment, net	731,930	1,018,968
Long-term derivative assets	6	—
Other noncurrent assets	2,750	3,082

Total assets	$804,063	$1,134,478

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses (note 5)	$50,848	$61,328
Oil and gas revenue distribution payable	19,828	23,773
Derivative liability	2,044	—
Revolving credit facility - current portion (note 6)	—	191,667
Senior Notes - current portion (note 6)	—	793,698

Total current liabilities	72,720	1,070,466

Long-term liabilities:
Ad valorem taxes	8,531	14,118
Derivative liability	772	—
Asset retirement obligations for oil and gas properties	28,973	30,833

Total liabilities	110,996	1,115,417

Commitments and contingencies (note 7)

Stockholders’ equity:
Predecessor preferred stock, $.001 par value, 25,000,000 shares authorized, none outstanding as of December 31, 2016	—	—
Predecessor common stock, $.001 par value, 225,000,000 shares authorized, 49,660,683 issued and outstanding as of December 31, 2016	—	49
Successor preferred stock, $.01 par value, 25,000,000 shares authorized, none outstanding as of September 30, 2017	—	—
Successor common stock, $.01 par value, 225,000,000 shares authorized, 20,453,444 issued and outstanding as of September 30, 2017	4,286	—
Additional paid-in capital	688,033	814,990
Accumulated earnings (deficit)	748	(795,978)

Total stockholders’ equity	693,067	19,061

Total liabilities and stockholders’ equity	$804,063	$1,134,478

The accompanying notes are an integral part of these condensed consolidated financial statements.

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(in thousands, except per share amounts)

	Successor	Predecessor
	Three Months Ended September 30, 2017	Three Months Ended September 30, 2016
Operating net revenues:
Oil and gas sales	$45,232	$49,325

Operating expenses:
Lease operating expense	9,643	9,893
Gas plant and midstream operating expense	3,265	2,874
Severance and ad valorem taxes	2,434	4,100
Depreciation, depletion and amortization	7,350	27,296
Abandonment and impairment of unproved properties	—	7,682
Unused commitments	—	1,688
General and administrative (including $2,646 and $1,863, respectively, of stock-based compensation)	15,181	18,671

Total operating expenses	37,873	72,204

Income (loss) from operations	7,359	(22,879)

Other income (expense):
Derivative gain (loss)	(2,762)	2,206
Interest expense	(265)	(15,142)
Other income (loss)	(4)	913

Total other expense	(3,031)	(12,023)

Income (loss) from operations before taxes	4,328	(34,902)

Income tax benefit (expense)	—	—

Net income (loss)	$4,328	$(34,902)

Comprehensive income (loss)	$4,328	$(34,902)

Basic net income (loss) per common share	$0.21	$(0.71)

Diluted net income (loss) per common share	$0.21	$(0.71)

Basic weighted average common shares outstanding	20,439	49,324

Diluted weighted average common shares outstanding	20,447	49,324

The accompanying notes are an integral part of these condensed consolidated financial statements.

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND

COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

(in thousands, except per share amounts)

	Successor	Predecessor	Predecessor
	April 29, 2017 through September 30, 2017	January 1, 2017 through April 28, 2017	Nine Months Ended September 30, 2016
Operating net revenues
Oil and gas sales	$73,346	$68,589	$148,029

Operating expenses:
Lease operating expense	15,796	13,128	33,928
Gas plant and midstream operating expense	5,027	3,541	10,198
Severance and ad valorem taxes	4,842	5,671	11,531
Exploration	359	3,699	943
Depreciation, depletion and amortization	12,186	28,065	84,602
Impairment of oil and gas properties	—	—	10,000
Abandonment and impairment of unproved properties	—	—	24,463
Unused commitment	—	993	3,460
General and administrative (including $10,595, $2,116 and $7249, respectively, of stock-based compensation)	31,320	15,092	49,591

Total operating expenses	69,530	70,189	228,716

Income (loss) from operations	3,816	(1,600)	(80,687)

Other income (expense)
Derivative loss	(2,762)	—	(11,724)
Interest expense	(460)	(5,656)	(46,216)
Reorganization items, net (note 4)	—	8,808	—
Gain on termination fee (note 2)	—	—	6,000
Other income	154	1,108	1,011

Total other income (expense)	(3,068)	4,260	(50,929)

Income (loss) from operations before taxes	748	2,660	(131,616)

Income tax benefit (expense)	—	—	—

Net income (loss)	$748	$2,660	$(131,616)

Comprehensive income (loss)	$748	$2,660	$(131,616)

Basic net income (loss) per common share	$0.04	$0.05	$(2.67)

Diluted net income (loss) per common share	$0.04	$0.05	$(2.67)

Basic weighted average common shares outstanding	20,410	49,559	49,244

Diluted weighted average common shares outstanding	20,438	50,971	49,244

The accompanying notes are an integral part of these condensed consolidated financial statements.

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(UNAUDITED)

(in thousands, except share amounts)

	Common Stock		Additional Paid-In Capital	Accumulated Earnings (Deficit)	Total
	Shares	Amount
Balances, December 31, 2016 (Predecessor)	49,660,683	$49	$814,990	$(795,978)	$19,061

Restricted common stock issued	767,848	1	—	—	1
Restricted common stock forfeited	(5,134)	—	—	—	—
Restricted stock used for tax withholdings	(318,180)	(1)	(427)	—	(428)
Fair value of equity issued to existing common stockholders	—	—	(23,410)	—	(23,410)
Stock based compensation	—	—	2,116	—	2,116
Net Income	—	—	—	2,660	2,660

Balances, April 28, 2017 (Predecessor)	50,105,217	$49	$793,269	$(793,318)	$—

Cancellation of Predecessor equity	(50,105,217)	(49)	(793,269)	793,318	—
Balances, April 28, 2017 (Predecessor)	—	—	—	—	—

Issuance of Successor equity	20,356,071	4,285	679,836	—	684,121

Balances, April 28, 2017 (Successor)	20,356,071	4,285	679,836	—	684,121

Restricted common stock issued	173,047	1	—	—	1
Restricted stock used for tax withholdings	(75,674)	—	(2,398)	—	(2,398)
Stock-based compensation	—	—	10,595	—	10,595
Net Income	—	—	—	748	748

Balances, September 30, 2017	20,453,444	$4,286	$688,033	$748	$693,067

The accompanying notes are an integral part of these condensed consolidated financial statements.

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)

	Successor	Predecessor	Predecessor
	April 29, 2017 through September 30, 2017	January 1, 2017 through April 28, 2017	Nine Months Ended September 30, 2016
Cash flows from operating activities:
Net income (loss)	$748	$2,660	$(131,616)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	12,186	28,065	84,602
Non-cash reorganization items	—	(44,160)	—
Impairment of oil and gas properties	—	—	10,000
Abandonment and impairment of unproved properties	—	—	24,463
Well abandonment costs and dry hole expense	74	2,931	905
Stock-based compensation	10,595	2,116	7,249
Amortization of deferred financing costs and debt premium	—	374	2,705
Derivative loss	2,762	—	11,724
Derivative cash settlements	—	—	15,749
Other	7	18	127
Changes in current assets and liabilities:
Accounts receivable	(2,027)	(6,640)	29,442
Prepaid expenses and other assets	(80)	963	(1,047)
Accounts payable and accrued liabilities	(11,910)	(5,880)	(23,252)
Settlement of asset retirement obligations	(936)	(331)	(473)

Net cash (used in) provided by operating activities	11,419	(19,884)	30,578

Cash flows from investing activities:
Acquisition of oil and gas properties	(5,074)	(445)	(919)
Exploration and development of oil and gas properties	(42,355)	(5,123)	(47,491)
Payments of contractual obligation	—	—	(12,000)
(Increase) decrease in restricted cash	(12)	118	(7,707)
Additions to property and equipment - non oil and gas	(667)	(454)	(106)

Net cash used in investing activities	(48,108)	(5,904)	(68,223)

Cash flows from financing activities:
Proceeds from credit facility	—	—	209,000
Payments to credit facility	—	(191,667)	(58,667)
Proceeds from sale of common stock	—	207,500	—
Payment of employee tax withholdings in exchange for the return of common stock	(2,398)	(427)	(283)
Deferred financing costs	—	—	(316)

Net cash (used in) provided by financing activities	(2,398)	15,406	149,734

Net change in cash and cash equivalents	(39,087)	(10,382)	112,089
Cash and cash equivalents:
Beginning of period	70,183	80,565	21,341

End of period	$31,096	$70,183	$133,430

Supplemental cash flow disclosure:
Cash paid for interest	$455	$3,509	$39,235

Cash paid for reorganization items	$—	$52,968	$—

Changes in working capital related to drilling expenditures	$9,325	$3,360	$(27,952)

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

NOTE 1 - ORGANIZATION AND BUSINESS

Bonanza Creek Energy, Inc. (“BCEI” or, together with our consolidated subsidiaries, the “Company”) is engaged primarily in acquiring, developing, exploiting and producing oil and gas properties. The Company’s assets and operations are concentrated primarily in the Wattenberg Field in Colorado and in the Dorcheat Macedonia Field in southern Arkansas.

NOTE 2 - BASIS OF PRESENTATION

These statements have been prepared in accordance with the Securities and Exchange Commission and accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information with the condensed consolidated balance sheets (“balance sheets”) and the condensed consolidated statements of cash flows (“statements of cash flows”) as of and for the period ended December 31, 2016, being derived from audited financial statements. The quarterly financial statements included herein do not necessarily include all of the disclosures as may be required under generally accepted accounting principles for complete financial statements. Except as disclosed herein, and with the exception of information in this report related to our emergence from Chapter 11 and fresh-start accounting, there has been no material change in the information disclosed in the notes to the consolidated financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016 (the “2016 Form 10-K”). These consolidated financial statements include all of the adjustments, which, in the opinion of management, are necessary for a fair presentation of the financial position and results of operations. All such adjustments are of a normal recurring nature only. As described below, however, such prior financial statements are not comparable to our interim financial statements due to the adoption of fresh-start accounting. The results of operations for the quarter are not necessarily indicative of the results to be expected for the full fiscal year.

On January 4, 2017, the Company and certain of its subsidiaries (collectively with the Company, the “Debtors”) filed voluntary petitions (the “Bankruptcy Petitions,” and the cases commenced thereby, the “Chapter 11 Cases”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to pursue the Debtors’ Joint Prepackaged Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (as proposed, the “Plan”). The Bankruptcy Court granted the Debtors’ motion seeking to administer all of the Debtors’ Chapter 11 Cases jointly under the caption In re Bonanza Creek Energy, Inc., et al (Case No. 17-10015). The Debtors received bankruptcy court confirmation of their Plan on April 7, 2017, and emerged from bankruptcy on April 28, 2017 (the “Effective Date”). Although the Company is no longer a debtor-in-possession, the Company was a debtor-in-possession during a portion of the nine months ended September 30, 2017. As such, certain aspects of the bankruptcy proceedings of the Company and related matters are described below in order to provide context and explain part of our financial condition and results of operations for the period presented.

Upon emergence from bankruptcy, the Company adopted fresh-start accounting and became a new entity for financial reporting purposes. As a result of the application of fresh-start accounting and the effects of the implementation of the Plan, the Company’s condensed consolidated financial statements after April 28, 2017 are not comparable with the financial statements on or prior to April 28, 2017. The Company’s condensed consolidated financial statements and related footnotes are presented with a black line division which delineates the lack of comparability between amounts presented after April 28, 2017 and dates prior thereto. See Note 4 - Fresh-Start Accounting for additional discussion.

Subsequent to January 4, 2017 and through the date of emergence, all expenses, gains and losses directly associated with the reorganization are reported as reorganization items, net in the accompanying condensed consolidated statements of operations and comprehensive income (loss) (“statements of operations”).

References to “Successor” or “Successor Company” relate to the financial position and results of operations of the reorganized Company subsequent to April 28, 2017. References to “Predecessor” or “Predecessor Company” relate to the financial position and results of operations of the Company on or prior to April 28, 2017. References to “Current Successor Period” relates to the period of April 29, 2017 through September 30, 2017. References to “Current Predecessor Period” relate to the period of January 1, 2017 through April 28, 2017. References to “Prior Predecessor Period” relate to the nine months ended September 30, 2016.

Principles of Consolidation

The balance sheets include the accounts of the Company and its wholly owned subsidiaries, Bonanza Creek Energy Operating Company, LLC, Bonanza Creek Energy Resources, LLC, Bonanza Creek Energy Upstream LLC, Bonanza Creek Energy Midstream, LLC, Holmes Eastern Company, LLC and Rocky Mountain Infrastructure, LLC. All significant intercompany accounts and transactions have been eliminated.

Rocky Mountain Infrastructure, LLC

In 2015, the Company’s wholly owned subsidiary, Bonanza Creek Energy Operating Company, LLC, formed a wholly owned subsidiary, Rocky Mountain Infrastructure, LLC (“RMI”), to hold gathering systems, central production facilities and related infrastructure that service the Wattenberg Field.

Assets Held for Sale

The Company had its ownership interests in RMI and all assets within the Mid-Continent region as held for sale during a portion of the nine months ended September 30, 2016. Upon the termination of the previously reported purchase and sale agreement of its RMI interest in the first quarter of 2016, the Company received $6.0 million as shown in the gain on termination fee line item in the accompanying statements of operations. During the nine months ended September 30, 2016, the Company recorded an impairment of oil and gas properties of $10.0 million based on the latest received bid at the time for its Mid-Continent assets. The Company moved these assets back into held for use during the second quarter of 2016.

Significant Accounting Policies

The significant accounting policies followed by the Company were set forth in Note 1 to the 2016 Form 10-K and are supplemented by the notes throughout this report. These unaudited condensed consolidated financial statements should be read in conjunction with the 2016 Form 10-K.

Going Concern Presumption

Our unaudited condensed consolidated financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets, and the satisfaction of liabilities and other commitments in the normal course of business.

Recently Issued Accounting Standards

Effective January 1, 2017, the Company adopted Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“Update”) No. 2016-09, Improvements to Employee Share-Based Payment Accounting. The objective of this update is to simplify the current guidance for stock compensation. The areas for simplification involve several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. This update is effective for the annual periods beginning after December 15, 2016, and interim periods within those annual periods. As of January 1, 2017, and thereafter, the Company did not have excess tax benefits associated with its stock compensation, and therefore, there was no tax impact upon adoption of this standard. In addition, the employee taxes paid on the statement of cash flows when shares were withheld for taxes have already been classified as a financing activity, therefore, there was no cash flow statement impact upon adoption of this standard. This standard allowed Company’s to elect to account for forfeitures as they occurred or estimate the number of awards that will vest. The Company elected to account for forfeitures as they occur, resulting in a minimal impact upon adoption of this standard.

In January 2017, the FASB issued Update No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This update clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance is to be applied using a prospective method and is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Company will apply this guidance to any future acquisitions or disposals of assets or business.

In February 2017, the FASB issued Update No. 2017-05, Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets. This update is meant to clarify existing guidance and to add guidance for partial sales of nonfinancial assets. This guidance is to be applied using a full retrospective method or a modified retrospective method as outlined in the guidance and is effective at the same time as Update 2014-09, Revenue from Contracts with Customers (Topic 606), which is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The Company is currently evaluating the provisions of this guidance and assessing its potential impact on the Company’s financial statements and disclosures.

In November 2016, the FASB issued Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This update clarifies how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. This guidance is to be applied using a retrospective method and is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Company has evaluated the provisions of this guidance and has determined that it will not have a material effect on the Company’s financial statements or disclosures.

In August 2016, the FASB issued Update No. 2016-15 - Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation of specific cash receipts and cash payments within the statement of cash flows. This authoritative accounting guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The Company has evaluated the provisions of this guidance and has determined that it will not have a material effect on the Company’s financial statements or disclosures.

In February 2016, the FASB issued Update No. 2016-02 - Leases to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This authoritative guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The Company has begun the identification process of all leases and is evaluating the provisions of this guidance and assessing its impact.

In May 2014, the FASB issued Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) for the recognition of revenue from contracts with customers. Several additional related updates have been issued. Based on assessments performed to date, the standard is not expected to have a material effect on the timing of the Company’s revenue recognition or its financial position, net income, or cash flows, but is expected to have an impact on the Company’s revenue-related disclosures. The Company has assessed all of its revenue contracts and is in the process of implementing appropriate changes to its business processes, systems and controls to support the recognition and disclosure requirements of this guidance. This guidance also includes provisions regarding future revenues and expenses under a gross-versus-net presentation. Currently, the Company presents the majority of its revenues and expenses impacted by this guidance on a net basis. Upon adoption of this guidance, the Company will present its revenues and expenses covered under this guidance on a gross basis. This guidance is required to be adopted using either the full retrospective approach, with all prior periods presented adjusted, or the modified retrospective approach, with a cumulative adjustment to retained earnings on the opening balance sheet. The Company will adopt this guidance on January 1, 2018, using the modified retrospective approach with a cumulative adjustment to retained earnings as necessary.

NOTE 3 - CHAPTER 11 PROCEEDINGS AND EMERGENCE

On December 23, 2016, Bonanza Creek Energy, Inc. and its subsidiaries entered into a Restructuring Support Agreement with (i) holders of approximately 51% in aggregate principal amount of the Company’s 5.75% Senior Notes due 2023 (“5.75% Senior Notes”) and 6.75% Senior Notes due 2021 (“6.75% Senior Notes”), collectively (the “Senior Notes”) and (ii) NGL Energy Partners, LP and NGL Crude Logistics, LLC (collectively “NGL”).

On January 4, 2017, the Company filed voluntary petitions under Chapter 11 of the United States Bankruptcy Code. The Debtors received bankruptcy court confirmation of their Plan on April 7, 2017, and emerged from bankruptcy on April 28, 2017.

During the bankruptcy proceedings, the Company conducted normal business activities and was authorized to pay and did pay pre-petition liabilities.

In addition, subject to specific exceptions under the Bankruptcy Code, the Chapter 11 filings automatically stayed most judicial or administrative actions against the Company and efforts by creditors to collect on or otherwise exercise rights or remedies with respect to pre-petition claims. As a result, we did not record interest expense on the Company’s Senior Notes from January 6, 2017, the agreed-upon date, through April 28, 2017. For that period, contractual interest on the Senior Notes totaled $16.0 million.

Plan of Reorganization

On the Effective Date, the Senior Notes and existing common shares of the Company (“existing common shares”) were canceled, and the reorganized Company issued: (i) new common stock; (ii) three year warrants (“warrants”); and (iii) rights (the “subscription rights”) to acquire the new common shares offered in connection with the rights offering (the “rights offering”), each of which will be distributed as set forth below:

•	the Senior Notes aggregate principal amount of $800.0 million, plus $14.9 million of accrued and unpaid pre-petition interest and $51.2 million of prepayment premiums was settled for 46.6% or 9,481,610 shares of the of the Company’s new common stock;

•	the Company issued 803,083 or 3.9% of the new common stock to holders of our existing common stock, of which 1.75% is for the ad hoc equity committee settlement in exchange for $7.5 million, on terms equivalent to the rights offering;

•	the Company issued 10,071,378 shares of new common stock in exchange for $200.0 million relating to the rights offering;

•	the Company issued 1,650,510 of warrants entitling their holders upon exercise thereof, on a pro rata basis, to 7.5% of the total outstanding new common shares at a per share price of $71.23 per warrant; and

•	the Company reserved 2,467,430 shares of the new common stock for issuance under its 2017 Long Term Incentive Plan (“LTIP”).

Pursuant to the terms of the approved Plan the following transactions were completed on the Effective Date;

•	the Company paid Silo Energy, LLC (“Silo”) the contract settlement amount of $7.2 million in full;

•	with respect to the predecessor revolving credit facility, dated March 29, 2011 (the “predecessor revolving credit facility”), principal, accrued interest and fees of $193.7 million were paid in full;

•	the Company paid $1.6 million for the 2016 Short Term Incentive Plan (“2016 STIP”) to various employees;

•	the Company funded an escrow account in the amount of $17.2 million for professional service fees attributable to its advisers;

•	the Company paid $13.8 million for professional services attributable to advisers of third parties involved in the bankruptcy proceedings;

•	the Company emerged with cash on hand of $70.2 million for operations; and

•	the Company amended its articles of incorporation and bylaws for the authorization of the new common stock.

Board of Directors

Upon emergence from bankruptcy the Company’s board of directors was made up of seven individuals, two of which were existing board members, Richard J. Carty and Jeffrey E. Wojahn, and five new board members consisting of Paul Keglevic, Brian Steck, Thomas B. Tyree, Jr., Jack E. Vaughn, and Scott D. Vogel were appointed.

Executive Departure

On June 11, 2017, Richard J. Carty resigned as a member of the board of directors and left his role as President and Chief Executive Officer of the Company. In connection with the departure of Mr. Carty, the board of directors appointed R. Seth Bullock, a managing director of Alvarez & Marsal, LLC, interim Chief Executive Officer, and is currently conducting a search for a new Chief Executive Officer.

NOTE 4 - FRESH-START ACCOUNTING

Upon the Company’s emergence from Chapter 11 bankruptcy, the Company adopted fresh-start accounting, pursuant to FASB Accounting Standards Codification (“ASC”) 852, Reorganizations, and applied the provisions thereof to its financial statements. The Company qualified for fresh-start accounting because: (i) the holders of existing voting shares of the Predecessor Company received less than 50% of the voting shares of the Successor Company; and (ii) the reorganization value of the Company’s assets immediately prior to confirmation was less than the post-petition liabilities and allowed claims. The Company applied fresh-start accounting as of April 28, 2017, when it emerged from bankruptcy protection. Adopting fresh-start accounting results in a new reporting entity for financial reporting purposes with no beginning retained earnings or deficit as of the fresh-start reporting date. The cancellation of all existing shares outstanding on the Effective Date and issuance of new shares of the Successor Company caused a related change of control of the Company under ASC 852.

Reorganization Value

Under fresh-start accounting, reorganization value represents the fair value of the Successor Company’s total assets and is intended to approximate the amount a willing buyer would pay for the assets immediately after restructuring. Under application of fresh-start accounting, the Company allocated the reorganization value to its individual assets based on their estimated fair values.

The Company’s reorganization value is derived from an estimate of enterprise value. Enterprise value represents the estimated fair value of an entity’s long-term debt, other interest bearing liabilities and shareholders’ equity less total cash and cash equivalents. In support of the Plan, the enterprise value of the

Successor Company was estimated and approved by the Bankruptcy Court to be in the range of $570.0 million to $680.0 million. Based on the estimates and assumptions used in determining the enterprise value, as further discussed below, the Company estimated the enterprise value to be approximately $643.0 million. This valuation analysis was prepared with the assistance of an independent third-party consultant utilizing reserve information prepared by the Company’s internal reserve engineers, internal development plans and schedules, other internal financial information and projections and the application of standard valuation techniques including risked net asset value analysis and comparable public company metrics.

The Company’s principal assets are its oil and gas properties. The Company determined the fair value of its oil and gas properties based on the discounted cash flows expected to be generated from these assets segregated into geographic regions. The computations were based on market conditions and reserves in place as of the Effective Date. Discounted cash flow models were generated using the estimated future revenues and development and operating costs for all developed wells and undeveloped locations comprising our proved reserves. The proved locations were limited to wells expected to be drilled in the Company’s five year plan. Future cash flows before application of risk factors were estimated by using the New York Mercantile Exchange five year forward prices for West Texas Intermediate oil and Henry Hub natural gas with inflation adjustments applied to periods beyond five years. The prices were further adjusted for typical differentials realized by the Company for the location and product quality. Wattenberg Field oil differential estimates were based on the new NGL purchase agreement that was confirmed as part of the Plan. Development costs were based on recent bids received by the Company and the operating costs were based on actual costs, and both were adjusted by the same inflation rate used for revenues. The discounted cash flow models also included estimates not typically included in proved reserves, such as an industry standard general and administrative expense and income tax expense. Due to the limited drilling plans that we had in place, proved undeveloped locations were risked within industry standards.

The risk-adjusted after-tax cash flows were discounted at a rate of 11.0%. This rate was determined from a weighted-average cost of capital computation which utilized a blended expected cost of debt and expected returns on equity for similar industry participants.

From this analysis the Company concluded the fair value of its proved, probable and possible reserves was $397.3 million, $146.8 million and $31.7 million, respectively, as of the Effective Date. The Company also reviewed its undeveloped leasehold acreage and determined that the fair value of its probable and possible reserves appropriately capture the fair value of its undeveloped leasehold acreage.

The Company performed an analysis of the RMI assets using a replacement cost method which estimated the assets’ replacement cost (for new assets), less any depreciation, physical deterioration or obsolescence resulting, in a fair value of $103.1 million.

The Company follows the lower of cost or net realizable value when valuing inventory of oilfield equipment. The valuation of the inventory of oilfield equipment as of the Effective Date did not yield a material difference from the Company’s carrying value immediately prior to emergence from bankruptcy; as such, there was no valuation adjustment recorded.

The valuation of the Company’s other property and equipment as of the Effective Date did not yield a material difference from the Predecessor Company’s net book value; as such there was no valuation adjustment recorded.

Our liabilities on the Effective Date include working capital liabilities and asset retirement obligations. Our working capital liabilities are ordinary course obligations, and their carrying amounts approximate their fair values. The asset retirement obligation was reset using a revised credit-adjusted risk-free rate and known attributes as of the Effective Date, resulting in a $29.1 million obligation.

In conjunction with the Company’s emergence from bankruptcy, the Company issued 1,650,510 warrants to existing equity holders. The fair value of $4.1 million was estimated using a Black-Scholes pricing model. The model used the following assumptions; an expected volatility of 40%, a risk-free interest rate of 1.44%, a stock price of $34.36, a strike price of $71.23, and an expiration date of 3 years.

The following table reconciles the enterprise value to the estimated fair value of Successor Company’s common stock as of the Effective Date (in thousands, except per share amounts):

Enterprise Value	$642,999
Plus: Cash and cash equivalents	70,183
Less: Interest bearing liabilities	(29,061)
Less: Fair value of warrants	(4,081)

Fair value of Successor common stock	$680,040

Shares outstanding at April 28, 2017	20,356
Per share value	$33.41

The following table reconciles the enterprise value to the estimated reorganization value as of the Effective Date (in thousands):

Enterprise Value	$642,999
Plus: Cash and cash equivalents	70,183
Plus: Working capital liabilities	63,871
Plus: Other long-term liabilities	17,919

Reorganization value of Successor assets	$794,972

Successor Condensed Consolidated Balance Sheet

The adjustments set forth in the following condensed consolidated balance sheet reflect the effect of the consummation of the transactions contemplated by the Plan (reflected in the column “Reorganization Adjustments”) as well as estimated fair value adjustments as a result of the adoption of fresh-start accounting (reflected in the column “Fresh-Start Adjustments”). The explanatory notes highlight methods used to determine estimated fair values or other amounts of assets and liabilities, as well as significant assumptions.

	Predecessor Company	Reorganization Adjustments		Fresh-Start Adjustments		Successor Company
	(in thousands, except share amounts)
ASSETS
Current Assets:
Cash and cash equivalents	$96,286	$(26,103	)(1)	$—		$70,183
Accounts receivable:
Oil and gas sales	24,876	—		—		24,876
Joint interest and other	3,028	—		—		3,028
Prepaid expenses and other	4,952	—		—		4,592
Inventory of oilfield equipment	4,218	—		—		4,218

Total current assets	133,360	(26,103)		—		107,257

Property and equipment (successful efforts method):
Proved properties	2,531,834	—		(2,031,373	)(6)	500,461
Less: accumulated depreciation, depletion and amortization	(1,720,736)	—		1,720,736	(6)	—

Total proved properties, net	811,098	—		(310,637)		500,461
Unproved properties	163,781	—		14,679	(6)	178,460
Wells in progress	18,002	—		(18,002	)(7)	—
Other property and equipment	6,056	—		—		6,056

Total property and equipment, net	998,937	—		(313,960)		684,977
Other noncurrent assets	2,738	—		—		2,738

Total assets	$1,135,035	$(26,103)		$(313,960)		$794,972

LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
Accounts payable and accrued expenses	$72,635	$(33,701	)(2)	$—		$38,934
Oil and gas revenue distribution payable	24,937	—		—		24,937
Revolving credit facility - current position	191,667	(191,667	)(3)	—		—

Total current liabilities	289,239	(225,368)		—		63,871
Long-term liabilities:
Ad valorem taxes	17,919	—		—		17,919
Asset retirement obligations for oil and gas properties	31,660	—		(2,599	)(8)	29,061
Liabilities subject to compromise	873,292	(8783,292	)(4)	—		—

Total liabilities	$1,212,110	$(1,098,660)		$(2,599)		$110,851

Stockholders’ equity
Predecessor preferred stock	—	—		—		—
Predecessor common stock	49	—		(49	)(9)	—
Additional paid in capital	816,679	—		(816,679	)(9)	—
Successor common stock	—	204	(5)	—		204
Successor warrants	—	4,081	(5)	—		4,081
Additional paid-in capital	—	679,836	(5)	—		679,836
Retained deficit	(893,803)	388,436	(4)	505,367	(10)	—

Total stockholders’ equity	(77,075)	1,072,557		(311,361)		684,121

Total liabilities and stockholders’ equity	$1,135,035	$(26,103)		$(313,960)		$794,972

Reorganization Adjustments

(1) The following table reflects the net cash payments made upon emergence on the Effective Date (in thousands):

Sources:
Proceeds from rights offering	$200,000
Proceeds from ad hoc equity committee	7,500

Total sources	$207,500

Uses and transfers:
Payment on revolving credit facility (principal, interest and fees)	$(193,729)
Payment and funding of escrow account related to professional fees	(17,193)
Payment of professional fees and other	(13,831)
Payment of Silo contract settlement and other	(7,228)
Payment of remaining 2016 STIP	(1,622)

Total uses and transfers	$(233,603)

Total net sources, uses and transfers	$(26,103)

(2) The following table shows the decrease of accounts payable and accrued liabilities attributable to reorganization items settled or paid upon emergence (in thousands):

Accounts payable and accrued expenses:
Accrued 2016 STIP payment	$(1,574)
Escrow account funding	(17,193)
Professional fees and other	(13,831)
Accrued unpaid interest on revolving credit facility	(1,103)

Total accounts payable and accrued expenses settled	$(33,701)

(3) Represents the payment in full of the predecessor revolving credit facility on the Effective Date.

(4) On the Effective Date, the obligations of the Company with respect to the Senior Notes were canceled. Liabilities subject to compromise were settled as follows in accordance with the Plan (in thousands):

Senior Notes	$800,000
Accrued interest on Senior Notes (pre-petition)	14,879
Make-whole payment on Senior Notes	51,185
Silo contract settlement accrual	7,228

Total liabilities subject to compromise of the predecessor	873,292

Rights offering	200,000
Fair value of equity issued to creditors, excluding equity issued to existing equity holders	(653,212)
Payment of Silo contract settlement	(7,228)

Gain on settlement of liabilities subject to compromise	412,852
Payment on revolving credit facility fees and remaining unaccrued 2016 STIP	(1,007)

Total reorganization items at emergence	$411,845

Issuance of warrants to existing shareholders	$(4,081)
Proceeds from ad hoc equity committee	7,500
Issuance of shares to existing shareholders	(26,828)

Total reorganization adjustments to retained deficit	$388,436

(5) Represents the fair value of 20,356,071 shares of new common stock and 1,650,510 warrants issued upon emergence from bankruptcy on the Effective Date.

Fresh-Start Adjustments

(6) Fair value adjustments to proved and unproved oil and natural gas properties. A combination of the market and income approach were utilized to perform valuations. Included in this line items were adjustments to the fully-owned subsidiary, Rocky Mountain Infrastructure, LLC. Lastly, the accumulated depreciation was reset to zero in accordance with fresh-start accounting.

(7) Represents the reset of wells in progress with fair valuation of the associated reserves in proved property.

(8) Upon application of fresh-start accounting and due to the Company’s emergence with no debt, the Company revalued its asset retirement obligations based upon comparable companies’ credit-adjusted risk-free rates in accordance with ASC 410 - Asset Retirement and Environmental Obligations.

(9) Cancellation of Predecessor Company’s common stock and additional paid-in capital.

(10) Adjustment to reset retained deficit to zero.

Reorganization Items, Net

Reorganization items represent liabilities settled, net of amounts incurred subsequent to the Chapter 11 filing as a direct result of the Plan and are classified as Reorganization items, net in our statements of operations. The following table summarizes reorganization items (in thousands):

Fresh-start related:
Gain on settlement of liabilities subject to compromise	$412,852
Payment on revolving credit facility fees and remaining unaccrued 2016 STIP	(1,007)
Fresh-start valuation adjustments	(311,361)

Total fresh-start reorganization items, net	$100,484
Current predecessor quarter professional fees and other	(2,673)

Current predecessor quarter reorganization items, net	97,811

Prior period reorganization:
Legal and professional fees and expenses	(31,662)
Write-off of debt issuance and premium costs	(6,156)
Make-whole payment on Senior Notes	(51,185)

Total prior-period reorganization items, net	$(89,9003)

Total reorganization items, net	$8,808

NOTE 5 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses contain the following (in thousands):

	Successor	Predecessor
	As of September 30, 2017	As of December 31, 2016
Drilling and completion costs	$15,100	$2,415
Accounts payable trade	7,271	1,140
Accrued general and administrative cost	6,836	17,539
Lease operating expense	3,607	2,895
Accrued interest	—	14,209
Silo contract settlement accrual	—	7,228
Production and ad valorem taxes and other	18,034	15,902

Total accounts payable and accrued expenses	$50,848	$61,328

NOTE 6 - LONG-TERM DEBT

The Company filing for Chapter 11 constituted an event of default with respect to its existing debt obligations. As a result, the Company’s Senior Notes and predecessor revolving credit facility became immediately due and payable, but any efforts to enforce such payment obligations were automatically stayed as a result of the Chapter 11 filing. On April 28, 2017, upon the Company’s emergence from bankruptcy, the Senior Notes were exchanged for new common stock of the reorganized entity. Please refer to Note 3 - Chapter 11 Proceedings and Emergence for additional discussion.

Long-term debt consisted of the following (in thousands):

	Successor	Predecessor
	As of September 30, 2017	As of December 31, 2016(1)
Revolving credit facility	$—	$191,667
6.75% Senior Notes due 2021	—	500,000
Unamortized premium on 6.75% Senior Notes	—	5,165
5.75% Senior Notes due 2023	—	300,000
Less debt issuance costs - Senior Notes	—	(11,467)

Total debt, net	—	985,365
Less current portion	—	(985,365)

Total long-term debt	$—	$—

(1)	Due to covenant violations, the Company classified the predecessor revolving credit facility and Senior Notes as current liabilities on the accompanying balance sheets.

Predecessor Revolving Credit Facility

The borrowing base on the predecessor revolving credit facility at the time the Company entered bankruptcy and throughout the bankruptcy proceedings was $150.0 million. As of December 31, 2016, the Company had $191.7 million outstanding under the predecessor revolving credit facility and had a borrowing base deficiency of $41.7 million, which was required to be paid back in monthly installments, with no available borrowing capacity. The Company filed for bankruptcy on January 4, 2017, granting the Company a stay from making any further deficiency payments. During the bankruptcy proceedings, the Company paid interest on the predecessor revolving credit facility in the normal course. On the Effective Date, the predecessor revolving credit facility was terminated and the outstanding principal balance of $191.7 million, accrued interest of $1.1 million, and fees of $0.9 million were paid in full. The obligations were funded with proceeds from the rights offering.

New Revolving Credit Facility

On the Effective Date, the Company entered into a new revolving credit facility, as the borrower, with KeyBank National Association, as the administrative agent, and certain lenders party thereto (the “new revolving credit facility”). The new borrowing base of $191.7 million is redetermined semiannually, as early as April and October of each year, with the first redetermination set to occur in April of 2018. The new revolving credit facility matures on March 31, 2021. The Company has yet to draw on the revolving credit facility.

The new revolving credit facility restricts, among other items, certain dividend payments, additional indebtedness, asset sales, loans, investments and mergers. The new revolving credit facility also contains certain financial covenants, which require the maintenance of certain financial and leverage ratios, as defined by the revolving credit facility. The new credit facility states that beginning with the fiscal quarter ending September 30, 2017, and each following fiscal quarter through the maturity of the new revolving credit facility, the Company’s leverage ratio of indebtedness to EBITDAX is not to exceed 3.50 to 1.00. Beginning also with the fiscal quarter ending September 30, 2017, and each following fiscal quarter, the Company must maintain a minimum current ratio of 1.00 to 1.00 and a minimum interest coverage ratio of 2.50 to 1.00 as of the end of the respective fiscal quarter. The new revolving credit facility also requires the Company maintain a minimum asset coverage ratio of 1.35 to 1.00 as of the fiscal quarters ending September 30, 2017 and December 31, 2017. The minimum asset coverage ratio is only applicable until the first redetermination in April of 2018. As of September 30, 2017, the Company was in compliance with all of the new revolving credit facility covenants.

The new revolving credit facility provides for interest rates plus an applicable margin to be determined based on LIBOR or a base rate, at the Company’s election. LIBOR borrowings bear interest at LIBOR, plus a margin of 3.00% to 4.00% depending on the utilization level, and the base rate borrowings bear interest at the “Bank Prime Rate,” as defined in the new revolving credit facility, plus a margin of 2.00% to 3.00% depending on the utilization level.

Senior Unsecured Notes

The $500.0 million aggregate principal amount of 6.75% Senior Notes that mature on April 15, 2021 and the $300.0 million aggregate principal amount of 5.75% Senior Notes that mature on February 1, 2023 were unsecured senior obligations.

The Senior Notes were included in liabilities subject to compromise on the condensed consolidated balance sheets of the Predecessor Company as of April 28, 2017, as presented in Note 4 - Fresh-Start Accounting, and in current liabilities as of December 31, 2016 within the accompanying balance sheets. On the Effective Date, by operation of the Plan, all outstanding obligations under the Senior Notes were canceled and 9,481,610 shares of the Company’s new common stock was issued.

Please refer to Note 3 - Chapter 11 Proceedings and Emergence and Note 4 - Fresh-Start Accounting for additional discussion about the Company’s emergence from bankruptcy.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, the Company is involved in various commercial and regulatory claims, litigation and other legal proceedings that arise in the ordinary course of its business. The Company assesses these claims in an effort to determine the degree of probability and range of possible loss for potential accrual in its condensed consolidated financial statements. In accordance with accounting authoritative guidance, an accrual is recorded for a loss contingency when its occurrence is probable and damages can be reasonably estimated based on the most likely anticipated outcome or the minimum amount within a range of possible outcomes. Because legal proceedings are inherently unpredictable and unfavorable resolutions could occur, assessing contingencies is highly subjective and requires judgments about uncertain future events. When evaluating contingencies, the Company may be unable to provide a meaningful estimate due to a number of factors, including the procedural status of the matter in question, the presence of complex or novel legal theories, and/or the ongoing discovery and development of information important to the matters. The Company regularly reviews contingencies to determine the adequacy of its accruals and related disclosures. Other than matters disclosed in the Company’s 2016 Annual Report on Form 10-K, no claims have been made, nor is the Company aware of any material uninsured liability which the Company may have, as it relates to any environmental cleanup, restoration or the violation of any rules or regulations. As of September 30, 2017, there were no material pending or overtly threatened legal actions against the Company of which it is aware.

As previously described in the Company’s 2016 Annual Report on Form 10-K, the Company and the Colorado Department of Public Health and Environment (“CDPHE”) have discussed settlement terms regarding a compliance advisory issued to the Company for certain storage tank facilities located in the Wattenberg Field with respect to applicable air quality regulations. Effective October 3, 2017, the Company and the CDPHE entered into a compliance order in consent (“COC”) resolving the matters addressed by the compliance advisory. Pursuant to the terms of the COC, the Company paid an administrative penalty of $0.2 million. The COC further sets forth compliance requirements and criteria for continued operations and contains provisions regarding, e.g., record-keeping, modifications to the COC, circumstances under which the COC may terminate with respect to certain wells and facilities, and the sale or transfer of operational or ownership interests. In order to be in compliance, the Company currently anticipates spending $1.7 million in 2017, $1.9 million in 2018, and $3.1 million for 2019 through 2022. The COC can be terminated after four years with a showing of substantial compliance.

Commitments

Upon emergence from bankruptcy, the new purchase agreement to deliver fixed determinable quantities of crude oil with NGL (the “new NGL agreement”) became effective and the original purchase agreement with NGL was canceled. The terms of the new NGL agreement consists of defined volume commitments over an initial seven-year term. Under terms of the new NGL agreement, the Company will be required to make periodic deficiency payments for any shortfalls in delivering minimum volume commitments, which are set in six-month periods beginning in January 2018. There are no minimum volume commitments for the year ending December 31, 2017. During 2018, the average minimum volume commitment will be approximately 10,100 barrels per day and increases by approximately 41% from 2018 to 2019 and approximately 3% each year for the remainder of the contract, to a maximum of approximately 16,000 barrels per day. The aggregate financial commitment fee over the seven-year term, based on the minimum volume commitment schedule (as defined in the agreement) and the applicable differential fee, is $154.5 million as of September 30, 2017. Upon notifying NGL at least twelve months prior to the expiration date of the new NGL agreement, the Company may elect to extend the term of the new NGL agreement for up to three additional years.

In October 2014, the Company entered into a purchase agreement to deliver fixed determinable quantities of crude oil to Silo. This agreement went into effect during the second quarter of 2015 for 12,580 barrels per day over an initial five-year term. While the volume commitment could be met with Company volumes or third-party volumes, delegated by the Company, the Company was required to make periodic deficiency payments for any shortfalls in delivering the minimum volume commitments. As confirmed in the Plan, the Company terminated its purchase agreement with Silo on February 1, 2017, and entered into a settlement agreement pursuant to which Silo received $21.0 million. Specifically, the settlement allowed Silo to: (i) retain the $5.0 million adequate assurance deposit it maintained; (ii) retain the Company’s $8.7 million crude oil revenue receivable due to the Company for December 2016 production; and (iii) receive additional cash payment of $7.2 million, which was paid on the Effective Date. The $21.0 million settlement was expensed during 2016.

The Company rejected its Denver office lease, which was confirmed in the Plan. On April 29, 2017, the Company entered into a new office lease agreement to rent office facilities. The lease is non-cancelable and expires in February 2022.

The annual minimum commitment payments on the new NGL agreement and the new office lease for the next five years as of September 30, 2017 are presented below (in thousands):

	NGL Commitments(1)	Office Lease Commitments	Total
2017	$—	$234	$234
2018	15,692	1,078	16,770
2019	22,176	1,224	23,400
2020	27,949	1,335	29,284
2021	28,791	1,423	30,214
2022 and thereafter	59,933	240	60,173

Total	$154,541	$5,534	$160,075

(1)	The above calculation is based on the minimum volume commitment schedule (as defined in the new NGL agreement) and applicable differential fees.

There are no purchase commitments post emergence, except for the new NGL agreement, as discussed above.

There have been no other material changes from the commitments disclosed in the notes to the Company’s consolidated financial statements included in its 2016 Form 10-K.

NOTE 8 - STOCK-BASED COMPENSATION

Predecessor Long Term Incentive Plan

Upon emergence from bankruptcy, the Company’s existing restricted stock, performance stock units and LTIP units (“predecessor awards”) were canceled. Stock compensation expense for predecessor awards was $2.1 million, $1.9 million, and $7.2 million for the Current Predecessor Period and the three and nine months ended September 30, 2016, respectively. Compensation expense associated with predecessor awards was recognized as general and administrative expense.

2017 Long Term Incentive Plan

Upon emergence from bankruptcy, the Company adopted a new Long Term Incentive Plan and issued new grants to employees consisting of options with a ten-year term and strike price of $34.36 and restricted stock units. These awards vest over a three-year period in equal installments each year from the grant date. See below for further discussion of awards under the LTIP.

Restricted Stock Units

The new LTIP allows for the issuance of restricted stock units (“RSU”) to employees of the Company at the discretion of the board of directors. Each RSU represents one share of the Company’s new common stock to be released from restriction upon completion of the vesting period. The RSUs are valued at the grant date share price and are recognized as general and administrative expense over the vesting period of the award.

During June 2017, the Company granted 63,894 RSUs to non-executive members of the board of directors, with a fair value of $2.3 million. This grant is intended to cover a three-year period, and the RSUs will vest in equal installments on each of the first three anniversaries. The vested shares will be released upon the earlier of the third anniversary of the grant date, a change of control or separation from the Company.

The Company granted 389,102 RSUs with a fair value $13.4 million during the Current Successor Period. Total expense recorded for RSUs, inclusive of the board of director grants, for the three months ended September 30, 2017 and the Current Successor Period was $1.8 million and $7.1 million, respectively. As of September 30, 2017, unrecognized compensation cost was $8.0 million and will be amortized through 2020.

A summary of the status and activity of non-vested restricted stock units for the Current Successor Period is presented below:

	Restricted Stock Units	Weighted Average Grant Date Fair Value
Non-vested at beginning of Current Successor Period	—	$—
Granted	452,996	$34.69
Vested	(173,047)	$34.19
Forfeited	(15,054)	$34.36

Non-vested at end of Current Successor Period	264,895	$34.92

Stock Options

The new LTIP allows the issuance of stock options to the Company’s employees at the sole discretion of the board of directors. Options expire ten years from the grant date unless otherwise determined by the board of directors. Compensation expense on the stock options are recognized as general and administrative expense over the vesting period of the award.

The Company granted 389,102 stock options with a fair value $6.8 million during the Current Successor Period. Total expense recorded for stock options for the three months ended September 30, 2017 and the Current Successor Period was $0.8 million and $3.5 million. As of September 30, 2017, unrecognized compensation cost was $3.0 million and will be amortized through 2020.

The options were valued using a Black-Scholes Model using the following assumptions:

Expected volatility	52.1%
Expected dividends	—%
Expected term (years)	6.0
Risk-free interest rate	1.96%

Expected volatility is based on an average historical volatility of a peer group selected by management over a period consistent with the expected life assumption on the grant date. The risk-free rate of return is based on the U.S. Treasury constant maturity yield on the grant date with a remaining term equal to the expected term of the awards. The Company’s expected life of stock option awards is derived from the midpoint of the average vesting time and contractual term of the awards.

A summary of the status and activity of non-vested stock options for the Current Successor Period is presented below:

	Stock Options	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding at beginning of Current Successor Period	—	$—	—	$—
Granted	389,102	34.36	—	$—
Exercised	—	—	—	—
Forfeited	(152,905)	34.36	6.0	$—

Outstanding at end of Current Successor Period	236,197	$34.36	6.0	$—

A summary of additional information related to options outstanding as of September 30, 2017 is presented below:

Exercise Price	Number of Options Outstanding and Exercisable	Weighted-Average Remaining Contractual Life (in days)
$34.36	35,196	54

NOTE 9 - FAIR VALUE MEASUREMENTS

The Company follows fair value measurement authoritative guidance, which defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. The authoritative accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The statement establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities

Level 2: Quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations whose inputs are observable or whose significant value drivers are observable

Level 3: Significant inputs to the valuation model are unobservable

Financial and non-financial assets and liabilities are to be classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

There were no financial or non-financial assets or liabilities recorded at fair value as of September 30, 2017. The following table presents the Company’s financial and non-financial assets and liabilities that were accounted for at fair value as of December 31, 2016 and their classification within the fair value hierarchy (in thousands):

	Predecessor
	As of December 31, 2016
	Level 1	Level 2	Level 3
Unproved properties(1)	$—	$—	$162,682
Asset retirement obligations(2)	$—	$—	$3,145

(1)	Represents non-financial assets that are measured at fair value on a nonrecurring basis. Please refer to the Unproved Oil and Gas Properties sections below for additional discussion.
(2)	Represents the revision to estimates of the asset retirement obligation, which is a non-financial liability that is measured at fair value on a nonrecurring basis. Please refer to the Asset Retirement Obligation section below for additional discussion.

Proved Oil and Gas Properties

Proved oil and gas property costs are evaluated for impairment and reduced to fair value when there is an indication that the carrying costs exceed the sum of the undiscounted cash flows. Depending on the availability of data, the Company uses Level 3 inputs and either the income valuation technique, which converts future amounts to a single present value amount, to measure the fair value of proved properties through an application of risk-adjusted discount rates and price forecasts selected by the Company’s management, or the market valuation approach. The calculation of the risk-adjusted discount rate is a significant management estimate based on the best information available. Management believes that the risk-adjusted discount rate is representative of current market conditions and reflects the following factors: (i) estimates of future cash payments; (ii) expectations of possible variations in the amount and/or timing of cash flows; and (iii) the risk premium and nonperformance risk. The price forecast is based on the Company’s internal budgeting model derived from the NYMEX strip pricing, adjusted for management estimates and basis differentials. Future operating costs are also adjusted as deemed appropriate for these estimates. Proved properties classified as held for sale are valued using a market approach, based on an estimated selling price, as evidenced by the most current bid prices received from third parties. If a relevant estimated selling price is not available, the Company utilizes the income valuation technique discussed above. There were no proved property impairments during the nine months ended September 30, 2017. The Company impaired its oil and gas properties in the Mid-Continent region, which had a carrying value of $110.0 million to its fair value of $100.0 million, and recognized an impairment of $10.0 million for the year ended December 31, 2016.

Upon emergence from bankruptcy, the Company valued its proved oil and gas properties at $500.5 million, which has subsequently been depleted.

Unproved Oil and Gas Properties

Unproved oil and gas property costs are evaluated for impairment and reduced to fair value when there is an indication that the carrying costs may not be fully recoverable. To measure the fair value of unproved properties, the Company uses Level 3 inputs and the income valuation technique, which takes into account the following significant assumptions: future development plans, risk weighted potential resource recovery, remaining lease life and estimated reserve values. There were no unproved oil and gas property impairments during the nine months ended September 30, 2017. The Company impaired non-core acreage in the Wattenberg Field due to leases expiring, which had a carrying value of $187.4 million to their fair value of $162.7 million, and recognized an impairment of unproved properties for the year ended December 31, 2016 of $24.7 million.

Upon emergence from bankruptcy, the Company valued its unproved oil and gas properties at $178.5 million, which has subsequently increased due to acquired acreage in the Current Successor Period.

Asset Retirement Obligation

The Company utilizes the income valuation technique to determine the fair value of the asset retirement obligation liability at the point of inception by applying a credit-adjusted risk-free rate, which takes into account the Company’s credit risk, the time value of money, and the current economic state, to the undiscounted expected abandonment cash flows. Upon completion of wells and natural gas plants, the Company records an asset retirement obligation at fair value using Level 3 assumptions. Given the unobservable nature of the inputs, the initial measurement of the asset retirement obligation liability is deemed to use Level 3 inputs. There were no asset retirement obligations measured at fair value as of September 30, 2017. The Company had $3.1 million of asset retirement obligations recorded at fair value as of December 31, 2016.

Upon emergence from bankruptcy, the Company valued its asset retirement obligations at $29.1 million, which has subsequently been accreted.

Long-term Debt

Upon emergence from bankruptcy, the Company’s Senior Notes were canceled and the predecessor revolving credit facility was paid in full.

The fair value of the 6.75% Senior Notes and 5.75% Senior Notes as of December 31, 2016 was $371.9 million and $222.0 million, respectively. The Senior Notes were measured using Level 1 inputs based on a secondary market trading price. The outstanding balance under the predecessor revolving credit facility as of December 31, 2016 was $191.7 million, which approximates fair value as the applicable interest rates are floating.

NOTE 10 - ASSET RETIREMENT OBLIGATIONS

The Company recognizes an estimated liability for future costs to abandon its oil and gas properties. The fair value of the asset retirement obligation is recorded as a liability when incurred, which is typically at the time the asset is acquired or placed in service. There is a corresponding increase to the carrying value of the asset which is included in the proved properties line item in the accompanying balance sheets. The Company depletes the amount added to proved properties and recognizes expense in connection with accretion of the discounted liability over the remaining estimated economic lives of the properties.

The Company’s estimated asset retirement obligation liability is based on historical experience in abandoning wells, estimated economic lives, estimated costs to abandon the wells and regulatory requirements. The liability is discounted using the credit-adjusted risk-free rate estimated at the time the liability is incurred; the rate ranges from 8% to 18% for the Predecessor Company and is 7.29% for the Successor Company.

Upon the Company’s emergence from bankruptcy, as discussed in Note 3 - Chapter 11 Proceedings and Emergence and Note 4 - Fresh-Start Accounting, the Company applied fresh-start accounting. This included adjusting the asset retirement obligations based on the estimated fair values at April 28, 2017. The following provides a roll-forward of our asset retirement obligations (in thousands):

Beginning balance as of December 31, 2016 (Predecessor)	$30,833
Liabilities settled	(218)
Accretion expense	1,045

Ending balance as of April 28, 2017 (Predecessor)	$31,660

Fair value fresh-start adjustment	$(2,599)

Beginning balance as of April 29, 2017 (Successor)	$29,061
Liabilities settled	(936)
Accretion expense	848

Ending balance as of September 30, 2017 (Successor)	$28,973

Revisions to the liability could occur due to changes in the estimated economic lives, abandonment costs of the wells, inflation rates, credit-adjusted risk-free rates, and newly enacted regulatory requirements.

NOTE 11 - DERIVATIVES

The Company enters into commodity derivative contracts to mitigate a portion of its exposure to potentially adverse market changes in commodity prices and the associated impact on cash flows. The Company’s derivatives include oil and gas swap arrangements and cashless collars, none of which qualify as having hedging relationships for accounting purposes.

Due to the Company being in default on the predecessor revolving credit facility, all of the Company’s previous derivative contracts were terminated during the fourth quarter of 2016.

As of September 30, 2017, the Company had entered into the following commodity derivative contracts:

	Crude Oil (NYMEX WTI)		Natural Gas (NYMEX Henry Hub)
	Bbls/day	Weighted Avg. Price per Bbl	MMBTU/day	Weighted Avg. Price per MMBTU
4Q17
Cashless Collar	2,000	$41.50/$51.00	2,600	$3.00/$3.30
Swap	2,000	$51.86	—	—
1Q18
Cashless Collar	2,000	$42.00/$52.50	5,600	$2.75/$3.43
Swap	2,000	$51.61	6,000	$3.36
2Q18
Cashless Collar	2,000	$42.00/$52.50	5,600	$2.75/$3.43
Swap	2,000	$51.61	—	—
3Q18
Cashless Collar	2,000	$43.00/$53.50	5,600	$2.75/$3.43
Swap	1,000	$51.15	—	—
4Q18
Cashless Collar	2,000	$43.00/$53.50	5,600	$2.75/$3.43
Swap	1,000	$51.15	—	—
1Q19
Cashless Collar	2,000	$43.00/$54.53	2,600	$2.75/$3.40
Q219
Cashless Collar	1,330	$44.01/$54.79	857	$2.75/$3.40

Derivative Assets Fair Value

The Company’s commodity derivatives are measured at fair value and are included in the accompanying balance sheets as derivative assets and liabilities.

The following table contains a summary of all the Company’s derivative positions reported on the accompanying balance sheets as of September 30, 2017 and December 31, 2016:

		As of September 30, 2017	As of December 31, 2016
	Balance Sheet Location	Fair Value	Fair Value
		(in thousands)	(in thousands)
Derivative Assets:
Commodity contracts	Current assets	$48	$—
Commodity contracts	Noncurrent assets	6	—
Derivative Liabilities:
Commodity contracts	Current liabilities	(2,044)	—
Commodity contracts	Long-term liabilities	(772)	—

Total derivative liabilities, net		$(2,762)	$—

The following tables summarizes the components of the derivative gain (loss) presented on the accompanying statements of operations for the periods below (in thousands):

	Successor	Successor	Predecessor	Predecessor	Predecessor
	Three Months Ended September 30, 2017	April 29, 2017 through September 30, 2017	January 1, 2017 through April 28, 2017	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2016
Derivative cash settlement gain:
Oil contracts	$—	$—	$—	$4,348	$15,749
Gas contracts	—	—	—	—	—

Total derivative cash settlement gain(1)	$—	$—	$—	$4,348	$15,749

Change in fair value loss	$(2,762)	$(2,762)	$—	$(2,142)	$(27,473)

Total derivative gain (loss)(1)	$(2,762)	$(2,762)	$—	$2,206	$(11,724)

(1)	Total derivative gain (loss) and total derivative cash settlement gain for the Current Successor Period, Current Predecessor Period and Prior Predecessor Period is reported in the derivative loss line item and derivative cash settlements line item on the accompanying statements of cash flows within cash flows from operating activities.

Subsequent to quarter end, the Company entered into a 1,000 barrels per day oil swap contract at $52.77 per barrel for the time period of July 2018 through December 2018.

NOTE 12 - EARNINGS PER SHARE

The Predecessor Company issued shares of restricted stock, which were participating securities, and performance stock units (“PSUs”). The dilutive impact of the restricted stock and PSUs were included in the Current Predecessor Period and the three and nine months ended September 30, 2016.

The Successor Company issued restricted stock units which represent the right to receive, upon vesting, one share of the Company’s new common stock. The Successor Company issued stock options and warrants, which both represent the right to purchase the Company’s new common stock at a specified price. The number of potentially dilutive shares related to the stock options is based on the number of shares, if any, that would be exercised at the end of the respective reporting period, assuming that date was the end of such stock options term. The number of potentially dilutive shares related to the warrants is based on the number of shares, if any, that would be exercisable at the end of the respective reporting period.

Please refer to Note 8 - Stock-Based Compensation for additional discussion.

The RSUs, stock options and warrants of the Successor Company are all non-participating securities, and therefore, the Company used the treasury stock method to calculate earnings per share as shown in the following table (in thousands, except per share amounts):

	Successor	Successor
	Three Months Ended September 30, 2017	April 29, 2017 through September 30, 2017
Net income	$4,328	$748
Basic net income per common share	$0.21	$0.04
Diluted net income per common share	$0.21	$0.04
Weighted-average shares outstanding - basic	20,439	20,410
Add: dilutive effect of contingent stock awards	8	28

Weighted-average shares outstanding - diluted	20,447	20,438

There were 628,872 and 628,897 anti-dilutive shares in the three months ended September 30, 2017 and Current Successor Period, respectively.

The Predecessor Company issued restricted stock, which are participating securities, and PSUs, and therefore, the Company used the two-class method to calculate earnings per share as shown in the following table (in thousands, except per share amounts):

	Predecessor
	January 1, 2017 through April 28, 2017	Three Months Ended September 30, 2016	Nine Months Ended September 30, 2016
Net income (loss)	$2,660	$(34,902)	$(131,616)
Less: undistributed income to unvested restricted stock	120	—	—
Undistributed income (loss) to common shareholders	2,540	(34,902)	(131,616)
Basic net income (loss) per common share	$0.05	$(0.71)	$(2.67)
Diluted net income (loss) per common share	$0.05	$(0.71)	$(2.67)
Weighted-average shares outstanding - basic	49,559	49,324	49,244
Add: dilutive effect of contingent stock awards	1,412	—	—

Weighted-average shares outstanding - diluted	50,971	49,324	49,244

The Company was in a net loss position for the three and nine months ended September 30, 2016, which made any potentially dilutive shares anti-dilutive. There were 258,126, 425,761 and 569,943 anti-dilutive shares in the Current Predecessor Period and the three and nine months ended September 30, 2016, respectively. The participating shareholders are not contractually obligated to share in the losses of the Company, and therefore, the entire net loss is allocated to the outstanding common shareholders.

NOTE 13 - INCOME TAXES

The Company uses the asset and liability method of accounting for deferred income taxes. Deferred tax assets and liabilities are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities. Deferred tax assets or liabilities at the end of each period are determined using the tax rate in effect at that time. During the periods presented within this report for 2017 and 2016, the effective tax rate was zero percent. As of December 31, 2015, and thereafter, a full valuation allowance was placed against the net deferred tax assets causing the Company’s current rate to differ from the U.S. statutory income tax rate.

As of September 30, 2017, the Company had no unrecognized tax benefits. The Company’s management does not believe that there are any new items or changes in facts or judgments that would impact the Company’s tax position taken thus far in 2017.

As described in Note 3 - Chapter 11 Proceedings and Emergence above, in accordance with the Plan, our Senior Notes were canceled and exchanged for new common stock. Absent an exception, a debtor recognizes cancellation of indebtedness income (“CODI”) upon discharge of its outstanding indebtedness for an amount of consideration that is less than its adjusted issue price. The Internal Revenue Service Code of 1986, as amended (“IRC”), provides that a debtor in a Chapter 11 bankruptcy case may exclude CODI from taxable income but must reduce certain of its tax attributes by the amount of any CODI realized as a result of the consummation of a plan of reorganization. The amount of CODI realized by a taxpayer is determined based on the fair market value of the consideration received by the creditors in settlement of outstanding indebtedness. Upon emergence from Chapter 11 bankruptcy proceedings, the CODI may reduce some or all of the amount of prior tax attributes, which can include net operating losses, capital losses, alternative minimum tax credits and tax basis in assets. The actual reduction in tax attributes does not occur until January 1, 2018.

The Company has evaluated the impact of the reorganization, including the change in control, resulting from its emergence from bankruptcy. From an income tax perspective, the most significant impact is attributable to our carryover tax attributes associated with our net operating losses (“NOLs”). On the date of emergence, the estimated NOL was approximately $248.0 million and is forecasted to increase throughout the remainder of 2017. The Company believes that the Successor Company will be able to fully absorb the cancellation of debt income realized by the Predecessor Company in connection with the reorganization with its adjusted NOL carryovers. The amount of the remaining NOL carryovers will be limited under Section 382 of the Internal Revenue Code due to the change in control as referenced in Note 4 - Fresh-Start Accounting. As the tax basis of the Company’s assets, primarily our oil and gas properties, is in excess of the carrying value, as adjusted in the fresh-start accounting process, the Successor Company is in a net deferred tax asset position. Per authoritative guidance, historical results along with expected market conditions known on the date of measurement, it is more likely than not that the Company will not realize future income tax benefits from the additional tax basis and its remaining NOL carryovers. This is periodically reassessed and could change. Accordingly, the Company has provided for a full valuation allowance of the underlying deferred tax assets.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders Bonanza Creek Energy, Inc.

We have audited the accompanying consolidated balance sheets of Bonanza Creek Energy, Inc. and subsidiaries as of December 31, 2016 and 2015, and the related consolidated statements of operations and comprehensive income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Bonanza Creek Energy, Inc. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company suffered a significant deterioration in liquidity during 2016, and filed for bankruptcy under Chapter 11 of the Bankruptcy Code on January 4, 2017. This raises substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Hein & Associates LLP

Denver, Colorado

March 15, 2017

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2016	2015
	(in thousands, except share data)
ASSETS
Current assets:
Cash and cash equivalents	$80,565	$21,341
Accounts receivable:
Oil and gas sales	14,479	25,322
Joint interest and other	6,784	31,224
Prepaid expenses and other	5,915	4,078
Inventory of oilfield equipment	4,685	8,543
Derivative asset	—	29,566

Total current assets	112,428	120,074

Property and equipment (successful efforts method), at cost:
Proved properties	2,525,587	1,618,970
Less: accumulated depreciation, depletion and amortization	(1,694,483)	(943,081)

Total proved properties, net	831,104	675,889
Unproved properties	163,369	185,530
Wells in progress	18,250	51,196
Oil and gas properties held for sale, net of accumulated depreciation, depletion and amortization of $636,917 in 2015 (note 3)	—	214,922
Other property and equipment, net of accumulated depreciation of $11,206 in 2016 and $9,407 in 2015	6,245	9,729

Total property and equipment, net	1,018,968	1,137,266
Other noncurrent assets	3,082	2,301

Total assets	$1,134,478	$1,259,641

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued expenses (note 6)	$61,328	$96,360
Oil and gas sales distribution payable	23,773	27,613
Contractual obligation for land acquisition	—	12,000
Revolving credit facility - current portion (note 7)	191,667	—
Senior Notes - current portion (note 7)	793,698	—

Total current liabilities	1,070,466	135,973

Long-term liabilities:
Long-term debt (note 7)	—	871,666
Ad valorem taxes	14,118	17,069
Asset retirement obligations for oil and gas properties	30,833	14,935
Asset retirement obligations for oil and gas properties assets held for sale	—	10,591

Total liabilities	1,115,417	1,050,234

Commitments and contingencies (note 8)
Stockholders’ equity:
Preferred stock, $.001 par value, 25,000,000 shares authorized, none outstanding	—	—
Common stock, $.001 par value, 225,000,000 shares authorized, 49,660,683 and 49,754,408 issued and outstanding in 2016 and 2015, respectively	49	49
Additional paid-in capital	814,990	806,386
Retained deficit	(795,978)	(597,028)

Total stockholders’ equity	19,061	209,407

Total liabilities and stockholders’ equity	$1,134,478	$1,259,641

The accompanying notes are an integral part of these consolidated financial statements

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

	For the Years Ended December 31,
	2016	2015	2014
	(in thousands, except per share data)
Operating net revenues:
Oil and gas sales	$195,295	$292,679	$558,633

Operating expenses:
Lease operating expense	43,671	65,038	59,884
Gas plant and midstream operating expense	12,826	11,368	12,527
Severance and ad valorem taxes	15,304	18,629	50,430
Exploration	946	15,827	5,346
Depreciation, depletion and amortization	111,215	244,921	228,789
Impairment of oil and gas properties	10,000	740,478	167,592
Abandonment and impairment of unproved properties	24,692	33,543	—
Unused commitments	7,686	—	—
Contract settlement expense (note 8)	21,000	—	—
General and administrative expense (including $8,892, $14,552, and $20,716, respectively, of stock-based compensation)	77,065	70,319	81,571

Total operating expenses	324,405	1,200,123	606,139

Loss from operations	(129,110)	(907,444)	(47,506)

Other income (expense):
Derivative gain (loss)	(11,234)	56,558	121,615
Interest expense	(62,058)	(57,052)	(46,447)
Gain on termination fee (note 3)	6,000	—	—
Other income (loss)	(2,548)	(2,503)	345

Total other income (expense)	(69,840)	(2,997)	75,513

Income (loss) from continuing operations before taxes	(198,950)	(910,441)	28,007
Current income tax expense (note 10)	—	(773)	(149)
Deferred income tax benefit (expense) (note 10)	—	165,667	(10,876)

Income (loss) from continuing operations	$(198,950)	$(745,547)	$16,982

Discontinued operations:
Loss from operations associated with oil and gas properties	—	—	(85)
Gain on sale of oil and gas properties	—	—	5,496
Income tax expense	—	—	(2,110)

Gain from discontinued operations	—	—	3,301

Net income (loss)	$(198,950)	$(745,547)	$20,283

Comprehensive income (loss)	$(198,950)	$(745,547)	$20,283

Basic income (loss) per share:
Income (loss) from continuing operations	$(4.04)	$(15.57)	$0.42

Income from discontinued operations	$—	$—	$0.08

Net income (loss) per common share	$(4.04)	$(15.57)	$0.50

Diluted income (loss) per share:

Income (loss) from continuing operations	$(4.04)	$(15.57)	$0.41

Income from discontinued operations	$—	$—	$0.08

Net income (loss) per common share	$(4.04)	$(15.57)	$0.49

Basic weighted-average common shares outstanding	49,268	47,874	40,139

Diluted weighted-average common shares outstanding	49,268	47,874	40,290

The accompanying notes are an integral part of these consolidated financial statements

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount
	(in thousands, except share data)
Balances, January 1, 2014	40,285,919	$40	$527,752	$128,236	$656,028

Restricted common stock issued, net of excess income tax benefit	309,458	—	—	—	—
Restricted common stock forfeited	(31,597)	—	—	—	—
Restricted stock used for tax withholdings	(130,002)	—	(6,007)	—	(6,007)
Stock-based compensation	—	—	20,716	—	20,716
Stock Issued upon acquisition of oil and gas properties	853,492	1	49,050	—	49,051
Net income	—	—	—	20,283	20,283

Balances, December 31, 2014	41,287,270	$41	$591,511	$148,519	$740,071

Restricted common stock issued,	601,282	1	—	—	1
Restricted common stock forfeited	(123,574)	(1)	—	—	(1)
Restricted stock used for tax withholdings	(108,070)	—	(2,683)	—	(2,683)
Issuance of common stock	47,500	—	326	—	326
Sale of common stock	8,050,000	8	202,680	—	202,688
Stock-based compensation	—	—	14,552	—	14,552
Net loss	—	—	—	(745,547)	(745,547)

Balances, December 31, 2015	49,754,408	$49	$806,386	$(597,028)	$209,407

Restricted common stock issued	154,656	2	—	—	2
Restricted common stock forfeited	(120,477)	(1)	—	—	(1)
Restricted stock used for tax withholdings	(127,904)	(1)	(288)	—	(289)
Stock-based compensation	—	—	8,892	—	8,892
Net loss	—	—	—	(198,950)	(198,950)

Balances, December 31, 2016	49,660,683	$49	$814,990	$(795,978)	$19,061

The accompanying notes are an integral part of these consolidated financial statements

BONANZA CREEK ENERGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2016	2015	2014
	(in thousands)
Cash flows from operating activities:
Net income (loss)	$(198,950)	$(745,547)	$20,283
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation, depletion and amortization	111,215	244,921	228,856
Deferred income tax (benefit) expense	—	(165,667)	12,986
Impairment of oil and gas properties	10,000	740,478	167,592
Abandonment and impairment of unproved properties	24,692	33,543	—
Dry hole expense	872	5,630	—
Stock-based compensation	8,892	14,552	20,716
Amortization of deferred financing costs and debt premium	3,180	2,280	1,588
Accretion of contractual obligation for land acquisition	—	814	1,153
Derivative (gain) loss	11,234	(56,558)	(121,615)
Derivative cash settlements	18,333	130,996	12,238
Gain on sale of oil and gas properties	—	—	(5,322)
Inventory adjustments	4,390	—	—
Other	(323)	1,429	(12)
Changes in current assets and liabilities:
Accounts receivable	35,282	35,230	(21,376)
Prepaid expenses and other assets	(1,838)	8,444	(10,884)
Accounts payable and accrued liabilities	(11,616)	(23,655)	35,392
Settlement of asset retirement obligations	(800)	(867)	(1,637)

Net cash provided by operating activities	14,563	226,023	339,958

Cash flows from investing activities:
Acquisition of oil and gas properties	(98)	(16,270)	(179,566)
Deposits for acquisitions	—	1,549	(1,549)
Proceeds from sale of oil and gas properties	—	—	6,700
Payments of contractual obligation	(12,000)	(12,000)	(12,000)
Exploration and development of oil and gas properties	(52,344)	(425,918)	(641,204)
Natural gas plant capital expenditures	—	(112)	(282)
(Increase) decrease in restricted cash	(2,613)	2,987	(3,062)
Additions to property and equipment - non oil and gas	(346)	(2,809)	(6,269)

Net cash used in investing activities	(67,401)	(452,573)	(837,232)

Cash flows from financing activities:
Proceeds from credit facility	209,000	137,000	263,000
Payments to credit facility	(96,333)	(91,000)	(230,000)
Proceeds from sale of common stock	—	209,308	—
Offering costs related to sale of common stock	—	(6,620)	—
Proceeds from sale of Senior Notes	—	—	300,000
Offering costs related to sale of Senior Notes	—	(99)	(7,070)
Payment of employee tax withholdings in exchange for the return of common stock	(289)	(2,683)	(6,007)
Deferred financing costs	(316)	(599)	(647)

Net cash provided by financing activities	112,062	245,307	319,276

Net change in cash and cash equivalents	59,224	18,757	(177,998)
Cash and cash equivalents:
Beginning of period	21,341	2,584	180,582

End of period	$80,565	$21,341	$2,584

Supplemental cash flow disclosure:
Cash paid for interest	$58,900	$54,566	$36,325

Stock issued for the acquisition of oil and gas properties	$—	$—	$49,050

Stock issued for litigation settlement	$—	$326	$—

Cash paid for income taxes	$—	$820	$1,400

Contractual obligation for land acquisition	$—	$12,000	$22,033

Changes in working capital related to exploration, development and acquisition of oil and gas properties	$(30,044)	$(50,385)	$1,873

The accompanying notes are an integral part of these consolidated financial statements

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Operations

Bonanza Creek Energy, Inc. (“BCEI” or, together with its consolidated subsidiaries, the “Company”) is engaged primarily in acquiring, developing, exploiting and producing oil and gas properties. As of December 31, 2016, the Company’s assets and operations were concentrated primarily in the Wattenberg Field in Colorado and in the Dorcheat Macedonia Field in southern Arkansas.

Basis of Presentation

The consolidated balance sheets include the accounts of the Company and its wholly owned subsidiaries, Bonanza Creek Energy Operating Company, LLC, Bonanza Creek Energy Resources, LLC, Bonanza Creek Energy Upstream LLC, Bonanza Creek Energy Midstream, LLC, Holmes Eastern Company, LLC and Rocky Mountain Infrastructure, LLC. All significant intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of oil and gas reserves, assets and liabilities, and disclosure of contingent assets and liabilities at the date of the balance sheet and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Going Concern Uncertainty

Since the first quarter of 2016, the Company’s liquidity outlook has deteriorated due to a significant reduction in operating cash flow, the Company’s inability to sell assets given current market conditions and counterparty concerns about the Company’s liquidity and current capital structure, borrowing base reductions that occurred during 2016, continuation of depressed commodity prices and the inability to access the debt and capital markets. In addition, the Company’s senior secured revolving credit agreement (the “revolving credit facility”) is subject to scheduled redeterminations of its borrowing base, semi-annually, as early as April and October of each year, based primarily on reserve report values using lender commodity price expectations at such time as well as other factors within the discretion of the lenders that are party to the revolving credit facility.

As a result of these and other factors, the following issues have adversely impacted the Company’s ability to continue as a going concern:

•	the Company’s ability to comply with financial covenants and ratios in its revolving credit facility and indentures has been affected by continued low commodity prices. Among other things, the Company is required under its revolving credit facility to maintain a minimum interest coverage ratio that must exceed 2.50 to 1.00 and a maximum debt ratio that must not exceed 2.50 to 1.00. Absent a waiver, amendment or forbearance agreement, failure to meet these covenants and ratios would result in an Event of Default (as defined in the revolving credit agreement) and, to the extent the applicable lenders so elect, an acceleration of the Company’s existing indebtedness. As of December 31, 2016, and through the date of this report, the Company was no longer in compliance with its minimum interest coverage and maximum debt ratio requirements. The Company entered into a Restructuring Support Agreement (“RSA”) on December 23, 2016 and filed for bankruptcy under Chapter 11 of the Bankruptcy Code on January 4, 2017. The applicable lenders did not elect to accelerate the Company’s debt prior to filing for bankruptcy. The Company was granted an automatic stay from collection efforts upon filing for bankruptcy. Please refer to Note 19 - Subsequent Events for more on our bankruptcy proceedings;

•	because the revolving credit facility borrowing base was reduced in May 2016 to $200.0 million, the Company was overdrawn by $88.0 million and made six mandatory monthly repayments of approximately $14.7 million. The borrowing base was further reduced on October 31, 2016 to $150.0 million, causing the Company to be overdrawn by $50.0 million, and the Company elected to make mandatory monthly repayments of $8.3 million. Due to the timing of filing for Chapter 11, the Company did not make the monthly repayment due on December 30, 2016, or any subsequent payments, and has been granted a stay from making any further deficiency payments while under the protection of Chapter 11;

•	the Company’s ability to make interest payments as they become due and repay indebtedness upon maturities is impacted by the Company’s liquidity. As of December 31, 2016, the Company faces a $41.7 million borrowing base deficiency under its revolving credit facility and has $80.6 million in cash and cash equivalents;

•	the Company has two purchase and transportation agreements to deliver fixed determinable quantities of crude oil. The first agreement with Silo Energy, LLC (“Silo”) went into effect during the second quarter of 2015 for 12,580 barrels per day over an initial five-year term. The Company has incurred $3.4 million in minimum volume commitment deficiency payments related to this agreement as of December 31, 2016. Based on current production estimates, assuming no future drilling and completion activity, the anticipated shortfall in delivering the minimum volume commitments could result in potential deficiency payments of $44.8 million for 2017 through April 2020, when the agreement expires. Subject to bankruptcy court confirmation, the Company terminated its purchase agreement with Silo on February 1, 2017 and entered into a settlement agreement pursuant to which Silo will receive value of approximately $21.0 million. The second purchase agreement with NGL Crude Logistics, LLC (“NGL”) became effective on November 1, 2016 for 15,000 barrels per day over an initial seven-year term. Based on current production estimates at December 31, 2016, assuming no future drilling and completion activity, the anticipated shortfall in delivering the minimum volume commitments could result in potential deficiency payments of $165.2 million for 2017 through October 2023, when the second agreement expires. The NGL purchase agreement is contemplated to be amended as part of the RSA. Please refer to Note 8 - Commitments and Contingencies for additional discussion; and

•	if the revolving credit facility is accelerated, then an Event of Default (as defined in the underlying indentures) under the Company’s 6.75% Senior Notes due 2021 (“6.75% Senior Notes”) and 5.75% Senior Notes due 2023 (“5.75% Senior Notes”, and together with the 6.75% Senior Notes referred to as the “Senior Notes”) would occur. If an Event of Default occurs, the trustee or the holders of at least 25% in aggregate principal amount of the then outstanding notes, may declare the entire principal under the Senior Notes to be due and payable immediately. The revolving credit facility and Senior Notes have cross default clauses. Filing for protection under Chapter 11 of the Bankruptcy Code is an event of default under our revolving credit facility and Senior Notes. Upon filing for bankruptcy under Chapter 11, the Company was granted a stay from collection efforts. As of December 31, 2016, the revolving credit facility and Senior Notes had not been accelerated.

Due to covenant violations, the Company classified the revolving credit facility and Senior Notes as current liabilities in the December 31, 2016 accompanying balance sheets.

The Company has taken steps to rectify its going concern uncertainty. The Company has filed for bankruptcy under Chapter 11 under the Bankruptcy Code and has entered into an RSA which if approved contemplates a $200.0 million rights offering allowing the Company to operate a one-rig program upon emergence from bankruptcy.

The significant risks and uncertainties described above raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets, and satisfaction of liabilities and commitments in the normal course of business. The consolidated financial statements do not include any adjustments that might result from the outcome of the going concern uncertainty or the outcome of the Chapter 11 filing. There is no guarantee that post emergence from bankruptcy the Company will be a going concern.

See Note 7 - Long-Term Debt, Note 8 - Commitment and Contingencies and Note 19 - Subsequent Events for additional details about the Company’s debt, commitments and bankruptcy proceedings.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturity dates of three months or less to be cash equivalents. The carrying value of cash and cash equivalents approximate fair value due to the short-term nature of these instruments.

Accounts Receivable

The Company’s accounts receivables are generated from oil and gas sales and from joint interest owners on properties that the Company operates. The Company accrues an allowance on a receivable when, based on the judgment of management, it is probable that a receivable will not be collected and the amount of any allowance may be reasonably estimated. For receivables from joint interest owners, the Company usually has the ability to withhold future revenue disbursements to satisfy the outstanding balance. The Company’s oil and gas receivables are typically collected within one to two months and the Company has experienced minimal bad debts.

Inventory of Oilfield Equipment

Inventory consists of material and supplies used in connection with the Company’s drilling program. These inventories are stated at the lower of cost or market, which approximates fair value.

Oil and Gas Producing Activities

The Company follows the successful efforts method of accounting for its oil and gas exploration and development costs. Under this method of accounting, all property acquisition costs and costs of exploratory and development wells will be capitalized at cost when incurred, pending determination of whether economically recoverable reserves have been found. If an exploratory well does not find economically recoverable reserves, the costs of drilling the well and other associated costs are charged to dry hole expense. The costs of development wells are capitalized whether the well is productive or nonproductive. Costs incurred to maintain wells and their related equipment and leases as well as operating costs are charged to expense as incurred. Geological and geophysical costs are expensed as incurred.

Depletion, depreciation and amortization (“DD&A”) of capitalized costs of proved oil and gas properties are provided for on a field-by-field basis using the units-of-production method based upon proved reserves. The computation of DD&A takes into consideration restoration, dismantlement, and abandonment costs and anticipated proceeds from salvaging equipment.

The Company assesses its proved oil and gas properties for impairment whenever events or circumstances indicate that the carrying value of the assets may not be recoverable. The impairment test compares undiscounted future net cash flows to the assets net book value. If the net capitalized costs exceed future net cash flows, then the cost of the property is written down to fair value. The factors used to determine fair value are subject to the Company’s judgment and expertise and include, but are not limited to, recent sales prices of comparable properties, the present value of future cash flows on all developed proved reserves and risk adjusted probable and possible reserves, net of estimated operating and development costs, future commodity pricing based on our internal budgeting model originating from the NYMEX strip price adjusted for basis differential, future production estimates, anticipated capital expenditures, and various discount rates commensurate with the risk and current market conditions associated with realizing the expected cash flows projected.

The Company assesses its unproved properties periodically for impairment on a property-by-property basis, which requires significant judgment. The Company considers the following factors in its assessment of the impairment of unproved properties:

•	the remaining amount of unexpired term under leases;

•	its ability to actively manage and prioritize its capital expenditures to drill leases and to make payments to extend leases that may be closer to expiration;

•	its ability to exchange lease positions with other companies that allow for higher concentrations of ownership and development;

•	its ability to convey partial mineral ownership to other companies in exchange for their drilling of leases;

•	its evaluation of the continuing successful results from the application of completion technology by the Company or by other operators in areas adjacent to or near its unproved properties;

•	its evaluation of the current fair market value of acreage; and

•	strategic shifts in development areas.

For additional discussion, please refer to Note 4 - Impairments.

The Company records the fair value of an asset retirement obligation as an asset and a liability when there is a legal obligation associated with the retirement of a long-lived asset and the amount can be reasonably estimated. The increase in carrying value is included in proved properties in the accompanying consolidated balance sheets (“accompanying balance sheets”). For additional discussion, please refer to Note 11 - Asset Retirement Obligations.

Gains and losses arising from sales of oil and gas properties will be included in income. However, a partial sale of proved properties within an existing field that does not significantly affect the unit-of-production depletion rate will be accounted for as a normal retirement with no gain or loss recognized. The sale of a partial interest within a proved property is accounted for as a recovery of cost. The partial sale of unproved property is accounted for as a recovery of cost when there is uncertainty of the ultimate recovery of the cost applicable to the interest retained.

Natural Gas Plants

Natural gas plants are recorded at cost and are deemed part of the upstream oil and gas producing activities of the Company as they primarily serve Company wells and have limited viability on their own. The natural gas plants are depleted on a units-of-production method.

Other Property and Equipment

Other property and equipment such as office furniture and equipment, buildings, and computer hardware and software are recorded at cost. Cost of renewals and improvements that substantially extend the useful lives of the assets are capitalized. Maintenance and repair costs are expensed as incurred. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to ten years.

Assets Held for Sale

Assets are classified as held for sale when the Company commits to a plan to sell the assets and there is reasonable certainty that the sale will take place within one year. Upon classification as held for sale, long-lived assets are no longer depreciated or depleted, and a measurement for impairment is performed to identify and expense any excess of carrying value over fair value less estimated costs to sell. Any subsequent decreases to the estimated fair value less the costs to sell impact the measurement of assets held for sale. Any properties deemed held for sale as of the balance sheet date are presented separately on the accompanying balance sheets at the lower of net book value or fair value less cost to sell. For additional discussion, please refer to Note 3 - Assets Held for Sale.

Revenue Recognition

The Company records revenues, net of royalties, discounts, and allowances, as applicable, from the sales of crude oil, natural gas and natural gas liquids (“NGLs”) when delivery to the customer has occurred and title has transferred. This occurs when oil or gas has been delivered to a pipeline or a tank lifting has occurred. At the end of each month, the Company estimates the amount of production delivered to the purchaser and the price the Company will receive. The Company factors in historical performance, quality and transportation differentials, commodity prices, and other factors when deriving revenue estimates. Payment is generally received within 30 to 90 days after the date of production. The Company has interests with other producers in certain properties in which case the Company uses the entitlement method to account for gas imbalances. The Company had no material gas imbalances as of December 31, 2016 and 2015.

For gathering and processing services, the Company either receives fees or commodities from natural gas producers depending on the type of contract. Under the percentage-of-proceeds contract type, the Company is paid for its services by keeping a percentage of the NGLs produced and a percentage of the residue gas resulting from processing the natural gas. Commodities received are, in turn, sold and recognized as revenue in accordance with the criteria outlined above.

Income Taxes

The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the balance sheet or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

Uncertain Tax Positions

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. The tax returns for 2015, 2014 and 2013 are still subject to audit by the Internal Revenue Service. There were no uncertain tax positions.

Concentrations of Credit Risk

The Company maintains cash balances in excess of the Federal Deposit Insurance Corporation (FDIC) insured limit.

The Company is exposed to credit risk in the event of nonpayment by counterparties whose creditworthiness is continuously evaluated. For the years ended December 31, 2016 and 2015 Silo Energy Company accounted for 50% and 31%, respectively, Lion Oil Trading & Transportation, Inc. accounted for 18% and 16%, respectively, Plains Marketing LP accounted for 0% and 11%, respectively, and Duke Energy Field Services accounted for 14% and 11%, respectively, of our oil and natural gas sales. For the year ended December 31, 2014, Plains Marketing LP accounted for 29%, Lion Oil Trading & Transportation, Inc. accounted for 19%, and High Sierra Crude Oil & Marketing accounted for 11% of our oil and natural gas sales.

Oil and Gas Derivative Activities

The Company is exposed to commodity price risk related to oil and gas prices. To mitigate this risk, the Company enters into oil and gas forward contracts. The contracts, which were generally placed with major financial institutions or with counterparties which management believes to be of high credit quality, may take the form of futures contracts, swaps, options, or collars. The oil contracts are indexed to NYMEX WTI prices, and natural gas contracts are indexed to NYMEX HH prices, which have a high degree of historical correlation with actual prices received by the Company, before differentials. The Company recognizes all derivative instruments on the balance sheet as either assets or liabilities at fair value. For additional discussion, please refer to Note 13 - Derivatives.

Earnings Per Share

Earnings per basic and diluted share are calculated under the two-class method. Pursuant to the two-class method, the Company’s unvested restricted stock awards with non-forfeitable rights to dividends are considered participating securities. Under the two-class method, earnings per basic share is calculated by dividing net income available to shareholders by the weighted-average number of common shares outstanding during the period. The two-class method includes an earnings allocation formula that determines earnings per share for each participating security according to undistributed earnings for the period. Net income available to shareholders is reduced by the amount allocated to participating restricted shares to arrive at the earnings allocated to common stock shareholders for purposes of calculating earnings per share. Participating shares are not contractually obligated to share in the losses of the Company, and therefore, the entire net loss is allocated to the outstanding shares. Earnings per diluted share is computed on the basis of the weighted-average number of common shares outstanding during the period plus the dilutive effect of any potential common shares outstanding during the period using the more dilutive of the treasury method or two-class method. In periods of net loss, shares that are dilutive become anti-dilutive. For additional discussion, please refer to Note 14 - Earnings Per Share.

Stock-Based Compensation

The Company measures the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. For additional discussion, please refer to Note 9 - Stock-Based Compensation.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade receivables, trade payables, accrued liabilities, revolving credit facility, senior notes, and derivative instruments. Cash and cash equivalents, trade receivables, trade payables and accrued liabilities are carried at cost and approximate fair value due to the short-term nature of these instruments. Our revolving credit facility has a variable interest rate so it approximates fair value. Our senior notes are recorded at cost, and their fair value is disclosed within Note 12 - Fair Value Measurements. Derivative instruments are recorded at fair value. The book value of the contractual obligation for land acquisition approximates fair value due to it being discounted at a market-based interest rate.

Prior Year Reclassifications

Certain prior year balances have been reclassified to conform to the current year presentation, and such reclassifications had no impact on net income (loss) or stockholders’ equity previously reported.

Recently Issued and Adopted Accounting Standards

Effective January 1, 2015, the Company adopted, on a prospective basis, Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“Update”) No. 2014-08 - Reporting Discontinued Operations

and Disclosures of Disposals of Components of an Entity. The update was aimed at reducing the frequency of disposals reported as discontinued operations by focusing on strategic shifts that have or will have a major effect on an entity’s operations and financial results. Subsequent to adoption of this guidance, the Company determined that assets that were deemed as held for sale during 2015 did not qualify for discontinued operations. As such, the presentation within the accompanying balance sheets and the consolidated statements of operations and comprehensive income (“accompanying statements of operations”) reflect them as standard assets held for sale versus our California asset sales that occurred in 2014 and 2012 that were presented as discontinued operations. For additional discussion, please refer to Note 2 - Acquisitions and Divestitures and Note 3 - Assets Held for Sale.

Effective January 1, 2016, the Company adopted, on a retrospective basis, FASB Update No. 2015-02, Consolidation (Topic 810): Amendments to the Consolidation Analysis. This updated clarifies the consolidation reporting guidance in GAAP. There was no impact to the Company’s financial statements or disclosures from the adoption of this standard.

On January 1, 2016, the Company adopted FASB Update No. 2015 -03 - Interest - Imputation of Interest - Simplifying the Presentation of Debt Issuance Costs and Update No. 2015-15, Interest - Imputation of Interest - Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements on a retrospective basis. These updates require capitalized debt issuance costs, except for those related to revolving credit facilities, to be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability, rather than as an asset. The adoption resulted in a reclassification that reduced other noncurrent assets and senior notes - current portion by $11.5 million as of December 31, 2016 and reduced other noncurrent assets and long-term debt by $13.7 million on the accompanying balance sheets as of December 31, 2015.

Effective December 31, 2016, the Company adopted FASB Updated No. 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. This update requires management to evaluate whether there are conditions or events that raise substantial doubt about an entity’s ability to continue as a going concern within one year after the date that the entity’s financial statements are issued, or within one year after the date the entity’s financial statements are available to be issued, and to provide disclosures when certain criteria are met. The Company is a going concern uncertainty and applied this authoritative guidance throughout its Annual Report on Form 10-K for the year ended December 31, 2016. Please see the going concern uncertainty subsection within this footnote for additional discussion.

In May 2014, the FASB issued Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Update 2014-09”) for the recognition of revenue from contracts with customers. Subsequent to the issuance of this Update, the FASB issued additional related Updates as follows:

•	In August 2015, the FASB issued Update No. 2015-14, Revenue from Contracts with Customers (Topic 606): Deferral of the Effective Date. This update deferred the effective date of Update 2014-09 by one year.

•	In March 2016, the FASB issued Update No. 2016-08, Revenue from Contracts with Customers (Topic 606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net). This update amends the principal versus agent guidance in Update No. 2014-09.

•	In April 2016, the FASB issued Update No. 2016-10, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing. This update amends the identification of performance obligations and accounting for licenses in Update 2014-09.

•	In May 2016, the FASB issued Update No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. This update amends certain issues in Update 2014-09 on transition, collectibility, noncash consideration, and the presentation of sales taxes and other similar taxes.

•	In May 2016, the FASB issued Update No. 2016-12, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients. This update amends certain issues in Update 2014-09 on transition, collectibility, noncash consideration, and the presentation of sales taxes and other similar taxes.

•	In December 2016, the FASB issued Update No. 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. This update is meant to improve and clarify or to correct unintended application of narrow aspects of the guidance in Update 2014-09.

Update 2014-09 and each update have the same effective date and transition requirements. That is, the guidance under these standards is to be applied using a full retrospective method or a modified retrospective method, as outlined in Update 2014-09, and is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted only for annual periods, and interim periods within those annual periods, beginning after December 15, 2016. The Company is currently evaluating the provisions of each of these standards, analyzing their impact on the Company’s contract portfolio, reviewing current accounting policies and practices to identify potential differences that would result from applying the requirements of these standards to the Company’s revenue contracts, and assessing their potential impact on the Company’s financial statements and disclosures. The Company currently plans to apply the modified retrospective method upon adoption and plans to adopt the guidance on the effective date of January 1, 2018.

In July 2015, the FASB issued Update No. 2015-11 - Inventory. The update requires that inventory be measured at the lower of cost or net realizable value. This authoritative guidance is effective for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. The Company has evaluated the provisions of this guidance and determined that it will not have a material effect on the Company’s financial statements or disclosures.

In November 2015, the FASB issued Update No. 2015-17 - Income Taxes to simplify the presentation of deferred income taxes by classifying deferred tax assets and liabilities as noncurrent only. The new guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2016. Early application is permitted. The Company has evaluated the provisions of this guidance and determined it will not have a material effect on the Company’s financial statements and disclosures.

In January 2016, the FASB issued Update No. 2016-01 - Financial Instruments - Overall to require separate presentation of financial assets and financial liabilities by measurement category and form of financial asset on the balance sheet or the accompanying notes to the financial statements. This authoritative guidance is effective for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years. The Company is currently evaluating the provisions of this guidance and assessing its impact, but does not currently believe it will have a material effect on the Company’s financial statements or disclosures.

In February 2016, the FASB issued Update No. 2016-02 - Leases to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. This authoritative guidance is effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The Company is currently evaluating the provisions of this guidance and assessing its impact, but does not currently believe it will have a material effect on the Company’s financial statements or disclosures.

In March 2016, the FASB issued Update No. 2016-09 - Compensation - Stock Compensation. The update simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. This authoritative guidance is effective for fiscal years beginning after December 15, 2016 and interim periods within those fiscal years. The Company has evaluated the provisions of this guidance and concluded that it will not have a material effect on the Company’s financial statements or disclosures.

In August 2016, the FASB issued Update No. 2016-15 - Classification of Certain Cash Receipts and Cash Payments, which clarifies the presentation of specific cash receipts and cash payments within the statement of cash flows. This authoritative accounting guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. The Company is currently evaluating the provisions of this guidance and assessing its impact, but does not currently believe it will have a material effect on the Company’s financial statements or disclosures.

In November 2016, the FASB issued Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash. This update clarifies how entities should present restricted cash and restricted cash equivalents in the statement of cash flows. This guidance is to be applied using a retrospective method and is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its potential impact on the Company’s financial statements and disclosures.

In January 2017, the FASB issued Update No. 2017-01, Business Combinations (Topic 805): Clarifying the Definition of a Business. This update clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. This guidance is to be applied using a prospective method and is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Company is currently evaluating the provisions of this guidance and assessing its potential impact on the Company’s financial statements and disclosures.

In February 2017, the FASB issued Update No. 2017-05, Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets. This update is meant to clarify the scope of ASC Subtopic 610-20, Other Income-Gains and Losses from the Derecognition of Nonfinancial Assets and to add guidance for partial sales of nonfinancial assets. This guidance is to be applied using a full retrospective method or a modified retrospective method as outlined in the guidance and is effective at the same time as Update 2014-09. Further, the Company is required to adopt this guidance at the same time that it adopts the guidance in Update 2014-09. The Company is currently evaluating the provisions of this guidance and assessing its potential impact on the Company’s financial statements and disclosures.

There are no other accounting standards applicable to the Company that would have a material effect on the Company’s financial statements and disclosures that have been issued but not yet adopted by the Company as of December 31, 2016, and through the date of this report.

NOTE 2 - ACQUISITIONS AND DIVESTITURES

In July 2014, the Company acquired approximately 34,000 net acres of oil and gas properties, leasehold mineral interests and related assets located in the Wattenberg Field (“Wattenberg Field Acquisition”) from a private operator. The Company paid approximately $174.6 million (inclusive of customary acquisition costs) in cash and issued 853,492 shares of the Company’s common stock valued at $57.47 per share, the market price at the time of closing, for the acquired assets. The Wattenberg Field Acquisition had an effective date of June 1, 2014 and closed on July 8, 2014. The results of operations for the Wattenberg Field Acquisition have been included in the Company’s consolidated financial statements from the date of closing. The Wattenberg Field Acquisition was recorded using the purchase method of accounting.

On July 31, 2012, the Company acquired leases to approximately 5,600 net acres in the Wattenberg Field from the State of Colorado, State Board of Land Commissioners for $57.0 million. The Company paid approximately $12.0 million at closing and $12.0 million in each of July 2013, July 2014, July 2015, and May 2016.

Discontinued Operations

During June 2012, the Company sold the majority of its oil and gas properties in California classifying them as discontinued operations with its remaining property being sold in the first quarter of 2014 for approximately $6.0 million. The Company recorded a gain on sale of oil and gas properties in the amount of $5.5 million for the year ended December 31, 2014.

NOTE 3 - ASSETS HELD FOR SALE

As of December 31, 2015, the accompanying balance sheets present $214.9 million of assets held for sale, net of accumulated depreciation, depletion and amortization, which consists of the Company’s Rocky Mountain Infrastructure, LLC subsidiary (“RMI”), all assets within the Company’s Mid-Continent region and all assets in the North Park Basin. There is a corresponding asset retirement obligation liability of approximately $10.6 million for assets held for sale recorded in the asset retirement obligations for assets held for sale financial statement line item in the accompanying balance sheets. There were no other material assets or liabilities associated with the assets held for sale. For the year ended December 31, 2015, the Company recorded write-downs to fair value less estimated costs to sell of $321.2 million for its Mid-Continent region assets. These write-downs are recorded in the impairment of oil and gas properties line item in the accompanying statements of operations.

During the second quarter of 2016, when it was determined to not sell these assets, these assets were placed back into assets held for use in the proved properties, unproved properties and wells in progress financial statement line items in the accompanying balance sheets, including the corresponding asset retirement obligation liability. During the second quarter of 2016, the Company recorded $3.0 million of catch-up depletion on the RMI assets for the nine months that the assets were classified as held for sale and recorded a $6.0 million gain on termination fee shown in the accompanying statements of operations. The fair value of the Mid-Continent region was lower than the carrying value of the assets prior to classification as held for sale less any depletion that would have been recognized had the assets continuously been held and used, and therefore, no catch-up depletion was recorded for those assets.

NOTE 4 - IMPAIRMENTS

During the first quarter of 2016, the Company impaired its oil and gas properties in the Mid-Continent region by $10.0 million, based upon the most recent bid received while the assets were held for sale. The Company also recorded unproved properties impairments of $24.7 million for non-core leases expiring within the Wattenberg Field. For additional discussion, please refer to Note 12 - Fair Value Measurements.

For the year ended December 31, 2015, the Company impaired its assets held for sale within the Mid-Continent region to their fair value resulting in proved property impairments of $321.2 million and $419.3 million of proved property impairments in the Rocky Mountain region due to low commodity prices. The Company incurred unproved properties impairments of $24.8 million for non-core lease expirations in the Wattenberg Field and $8.7 million of impairment charges to fully impair the North Park Basin due to a change in the Company’s development plan during the year.

For the year ended December 31, 2014, the Company impaired its Dorcheat Macedonia Field, McKamie Patton Field, and McCallum Field due to low commodity prices to their fair values resulting in proved property impairments of $127.3 million, $25.0 million and $15.3 million, respectively.

NOTE 5 - OTHER NONCURRENT ASSETS

The Company has unamortized deferred financing costs related to its revolving credit facility, which are classified as other noncurrent assets in the accompanying balance sheets. In accordance with authoritative guidance, the deferred financing costs related to the Company’s Senior Notes are now presented as a reduction of the Senior Notes on the accompanying balance sheets and are not included below.

	As of December 31,
	2016	2015
	(in thousands)
Restricted Cash	2,855	241
Deferred financing costs - revolving credit facility	227	2,060

Other noncurrent assets	$3,082	$2,301

NOTE 6 - ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses contain the following:

	As of December 31,
	2016	2015
	(in thousands)
Drilling and completion costs	$2,415	$32,459
Accounts payable trade	1,140	1,085
Accrued general and administrative cost	17,539	10,643
Lease operating expense	2,895	4,731
Accrued reclamation cost	—	162
Accrued interest	14,209	14,231
Silo contract settlement accrual	7,228	—
Production and ad valorem taxes and other	15,902	33,049

Total accounts payable and accrued expenses	$61,328	$96,360

NOTE 7 - LONG-TERM DEBT

Long-term debt consisted of the following as of December 31, 2016 and 2015:

	As of December 31,
	2016	2015
	(in thousands)
Revolving credit facility	$191,667	$79,000
6.75% Senior Notes due 2021	500,000	500,000
Unamortized premium on 6.75% Senior Notes	5,165	6,392
5.75% Senior Notes due 2023	300,000	300,000
Less debt issuance costs - Senior Notes	(11,467)	(13,726)

Total debt, net	985,365	871,666
Less current portion(1)	(985,365)	—

Total long-term debt	$—	$871,666

(1)	Due to covenant violations, the Company classified the Senior Notes as current liabilities. Please refer to the going concern uncertainty subsection in Note 1 - Summary of Significant Accounting Policies and Note 19 - Subsequent Events for additional discussion.

Revolving Credit Facility

The revolving credit facility, dated March 29, 2011, as amended, with a syndication of banks, provides for a total credit facility size of $1.0 billion. The revolving credit facility provides for interest rates plus an applicable margin to be determined based on LIBOR or a base rate, at the Company’s election. LIBOR borrowings bear interest at LIBOR plus 1.50% to 2.50% depending on the utilization level, and the base rate borrowings bear interest at the “Bank Prime Rate,” as defined in the revolving credit facility, plus 0.50% to 1.50%. The applicable lenders under the revolving credit facility deemed the Company in default due to a covenant violation on November 14, 2016 causing the then outstanding balance under the revolving credit facility to bear interest at the Bank Prime Rate plus the applicable utilization margin and 2% penalty fee.

The borrowing base on the revolving credit facility was reduced on May 20, 2016 from $475.0 million to $200.0 million, and was further reduced from $200.0 million to $150.0 million on October 31, 2016. The borrowing base is redetermined semiannually, as early as April and October of each year. The revolving credit facility is collateralized by substantially all of the Company’s assets and matures on September 15, 2017. As of December 31, 2016, the Company had $191.7 million outstanding under the revolving credit facility and had a borrowing base deficiency of $41.7 million to be paid back in five remaining monthly installments of $8.3 million, with no additional available borrowing capacity. The Company filed for bankruptcy under Chapter 11 of the Bankruptcy Code on January 4, 2017, granting the Company a stay from making any further deficiency payments.

The revolving credit facility restricts, among other items, certain dividend payments, additional indebtedness, asset sales, loans, investments and mergers. The revolving credit facility also contains certain financial covenants, which require the maintenance of certain financial and leverage ratios, as defined by the revolving credit facility. The revolving credit facility contains a ratio of maximum senior secured debt to trailing twelve-month EBITDAX (defined as earnings before interest expense, income tax expense, depreciation, depletion and amortization expense, and exploration expense and other non-cash charges) that must not exceed 2.50 to 1.00 and a minimum interest coverage ratio that must exceed 2.50 to 1.00. The maximum senior secured debt ratio is calculated by dividing borrowings under the revolving credit facility, balances drawn under letters of credit, and any outstanding second lien debt divided by trailing twelve-month EBITDAX. The minimum interest coverage ratio is calculated by dividing trailing twelve-month EBITDAX by trailing twelve-month interest expense. The revolving credit facility also contains a minimum current ratio covenant of 1.00 to 1.00. The revolving credit facility agreement states that the current ratio is to exclude the current portion of long-term debt, as such the classification of the Company’s long-term debt to current liabilities did not impact the current ratio. The Company is no longer in compliance with its minimum interest coverage or maximum debt ratio requirements thus allowing the applicable lenders to give notice of acceleration as a result of this non-compliance. As of December 31, 2016, the Company had not received a notice of acceleration.

5.75% Senior Notes

On July 15, 2014, the Company issued $300.0 million aggregate principal amount of 5.75% Senior Notes that mature on February 1, 2023. Interest on the 5.75% Senior Notes began accruing on July 15, 2014, and interest is payable on February 1 and August 1 of each year, beginning on February 1, 2015. The 5.75% Senior Notes are guaranteed on a senior unsecured basis by the Company’s existing and future subsidiaries that incur or guarantee certain indebtedness, including indebtedness under the revolving credit facility. The net proceeds from the sale of the 5.75% Senior Notes were $293.4 million after deductions of $6.6 million of expenses and underwriting discounts and commissions.

At any time prior to August 1, 2017, subject to certain limitations, the Company may redeem up to 35% of the aggregate principal amount of the 5.75% Senior Notes at a redemption price of 105.75% of the principal amount, plus accrued and unpaid interest, with an amount of cash not greater than the net cash proceeds of an equity offering. The Company may redeem all or a part of the 5.75% Senior Notes at any time prior to August 1, 2018 subject to a “make-whole” premium and accrued and unpaid interest. On or after August 1, 2018, the Company may redeem all or a part of the 5.75% Senior Notes at the redemption price of 102.875% for 2018, 101.438% for 2019, and 100.0% for 2020 and thereafter, during the twelve-month period beginning on August 1 of each applicable year, in each case, plus accrued and unpaid interest.

6.75% Senior Notes

On April 9, 2013, the Company issued $300.0 million aggregate principal amount of 6.75% Senior Notes that mature on April 15, 2021. Interest on the Senior Notes began accruing on April 9, 2013, and interest is payable on April 15 and October 15 of each year, which began on October 15, 2013. On November 15, 2013, the Company issued an additional $200.0 million aggregate principal amount of 6.75% Senior Notes as an additional issuance of its existing 6.75% Senior Notes. The 6.75% Senior Notes are guaranteed on a senior unsecured basis by the Company’s existing and future subsidiaries that incur or guarantee certain indebtedness, including indebtedness under the Company’s revolving credit facility. The net proceeds from the sale of the 6.75% Senior Notes were $496.7 million after the premium and deduction of $12.3 million of expenses and underwriting discounts and commissions.

The Company may redeem all or a part of the 6.75% Senior Notes at any time prior to April 15, 2017 at the redemption price equal to 100% of the principal amount, plus the applicable “make-whole” premium and accrued and unpaid interest. On or after April 15, 2017, the Company may redeem all or a part of the 6.75% Senior Notes at the redemption price of 103.375% for 2017, 101.688% for 2018, and 100.0% for 2019 and thereafter, during the twelve-month period beginning on April 15 of each applicable year, plus accrued and unpaid interest.

On November 12, 2013 and July 15, 2014, the Company filed automatic registration statements on Form S-3 to register the 5.75% Senior Notes and 6.75% Senior Notes, respectively, and guarantees of the Senior Notes. As of December 31, 2016, all of the existing subsidiaries of the Company are guarantors of the Senior Notes, and all such subsidiaries are 100% owned by the Company. The guarantees by the subsidiaries are full and unconditional (except for customary release provisions) and constitute joint and several obligations of the subsidiaries. The Company has no independent assets or operations unrelated to its investments in its consolidated subsidiaries. There are no significant restrictions on the Company’s ability or the ability of any subsidiary guarantor to obtain funds from its subsidiaries by such means as a dividend or loan.

The revolving credit facility and Senior Notes have cross default clauses. The noteholders had the option to give notice of acceleration as of year-end. The Company did not receive a notice of acceleration from the noteholders.

Please refer to Note 19 - Subsequent Events for additional discussion about the Company’s bankruptcy proceedings.

NOTE 8 - COMMITMENTS AND CONTINGENCIES

Legal Proceedings

From time to time, the Company is involved in various commercial and regulatory claims, litigation and other legal proceedings that arise in the ordinary course of its business. The Company assesses these claims in an effort to determine the degree of probability and range of possible loss for potential accrual in its consolidated financial statements. In accordance with accounting authoritative guidance, an accrual is recorded for a loss contingency when its occurrence is probable and damages can be reasonably estimated based on the most likely anticipated outcome or the minimum amount within a range of possible outcomes. Because legal proceedings are inherently unpredictable and unfavorable resolutions could occur, assessing contingencies is highly subjective and requires judgments about uncertain future events. When evaluating contingencies, the Company may be unable to provide a meaningful estimate due to a number of factors, including the procedural status of the matter in question, the presence of complex or novel legal theories, and/or the ongoing discovery and development of information important to the matters. The Company regularly reviews contingencies to determine the adequacy of its accruals and related disclosures. No claims have been made, nor is the Company aware of any material uninsured liability which the Company may have, as it relates to any environmental cleanup, restoration or the violation of any rules or regulations. As of the date of this report, there were no material pending or overtly threatened legal actions against the Company of which it is aware.

In February 2017, the Colorado Department of Public Health and Environment (“CDPHE”) proposed settlement terms under which the Company would be required to pay an administrative penalty in excess of $100,000 and perform certain mitigation projects and adopt certain procedures and processes addressing the monitoring, reporting, and reduction of emissions with respect to the Company’s storage tank facilities in the Wattenberg Field. The Company believes that the terms of settlement offered to the Company are part of a broader enforcement initiative the CDPHE is taking with multiple operators in the Wattenberg Field.

Although the Company intends to continue working with the CDPHE in an attempt to reach a consensual resolution of the relevant compliance matters, the Company firmly believes that the proposed terms of settlement are neither mandated by the applicable air quality regulations nor consistent with the Company’s historical practices or its rights under the Environmental Audit Law. It is not possible to determine at this time whether the Company will ultimately be subject to any civil penalty assessment in connection with the resolution of compliance issues identified in the Audit and the Compliance Advisory.

For discussion of our ongoing bankruptcy proceedings please see Note 19 - Subsequent Events.

Commitments

In October 2014, the Company entered into two purchase agreements to deliver fixed determinable quantities of crude oil. The first agreement with Silo went into effect during the second quarter of 2015 for 12,580 barrels per day over an initial five-year term. While the volume commitment may be met with Company volumes or third-party volumes, delegated by the Company, the Company will be required to make periodic deficiency payments for any shortfalls in delivering the minimum volume commitments. The Company incurred $3.4 million as of December 31, 2016 in deficiency payments to Silo on the minimum volume commitments. Based on current production estimates, assuming no future drilling and completion activity, the anticipated shortfall in delivering the minimum volume commitments could result in potential deficiency payments of $44.8 million for 2017 through April 2020, when the agreement expires. Subject to bankruptcy court confirmation, the Company terminated its purchase agreement with Silo on February 1, 2017, and entered into a settlement agreement pursuant to which Silo will receive value of approximately $21.0 million. The estimated settlement allows Silo (i) to retain the $5.0 million adequate assurance deposit it currently maintains, (ii) to retain the Company’s $8.7 million crude oil revenue receivable due to the Company for December 2016 production, (iii) to receive an additional cash payment of $4.5 million on the date of emergence from bankruptcy, and (iv) to receive a $2.7 million payment to be settled in equity or cash on the date of emergence from bankruptcy. The $21.0 million settlement is shown in the contract settlement expense line item in the accompanying statements of operations as of December 31, 2016.

The second purchase agreement, with NGL, took effect in the fourth quarter of 2016 for 15,000 barrels per day over an initial seven-year term. Based on current production estimates, assuming no future drilling and completion activity, the anticipated shortfall in delivering the minimum volume commitments could result in potential deficiency payments of $165.2 million for 2017 through October 2023, when the agreement expires.

The NGL purchase agreement is contemplated to be amended pursuant to the RSA, which is subject to bankruptcy court confirmation. The amendment waives any existing and future deficiency payments throughout 2017. The terms of the amended NGL purchase agreement consists of an agreed upon one-rig program volume commitment not to exceed 20,000 barrels per day for a term commencing upon our emergence from bankruptcy and expiring on December 31, 2023. The Company does not anticipate incurring deficiencies once the contemplated minimum volume commitments go into effect in 2018. The aggregate financial commitment fee, assuming the maximum commitment volumes and base differential, is $246.4 million as of January 1, 2017.

Please refer to Note 19 - Subsequent Events for additional discussion on the Company’s bankruptcy proceedings.

The Company rents office facilities under various non-cancelable operating lease agreements. The annual minimum payments on the purchase and transportation and operating lease agreements for the next five years and total minimum lease payments thereafter are presented below:

Commitments
(in thousands)
2017	$92,378
2018	92,420
2019	92,462
2020	55,543
2021	46,006
2022 and thereafter	68,985

Total	$447,794

The Company’s office leases extend through 2020. Rent expense for the years ended December 31, 2016, 2015 and 2014 was $2.8 million, $2.6 million and $2.0 million, respectively. The Company has filed with the Bankruptcy Court to reject its Denver office lease, as permitted under the Bankruptcy Code, and enter into a new office lease agreement that would extend through February 2022. We currently sublease a portion of our Denver office lease, pursuant to which, the Company would receive a total of $2.1 million payable through 2020.

NOTE 9 - STOCK-BASED COMPENSATION

Management Incentive Plan

On December 23, 2010, the Company established the Management Incentive Plan (the “Plan”) for the benefit of certain employees, officers and other individuals performing services for the Company. The maximum number of shares of Class B common stock available under the Plan was 10,000 and these shares were converted into 437,787 shares of our restricted common stock upon completion of the Company’s initial public offering. The conversion rate was determined based on a formula factoring in the rate of return to the pre-IPO common stockholders. The 437,787 shares of common stock that were granted were valued at the IPO stated price of $17.00 per share and vested over a three-year period. There was no stock-based compensation expense during 2016 and 2015, as all common stock granted under the Plan was fully vested as of December 31, 2014 with no unrecognized compensation expense remaining. Stock-based compensation expense of $4.8 million was recorded during the year ended December 31, 2014.

Long Term Incentive Plan

The Company’s 2011 Long Term Incentive Plan, as amended and restated (the “LTIP”), has different forms of equity issuances allowed under it as further described in this section. The Company anticipates that all outstanding LTIP awards that have not vested by the time of the Company’s emergence from bankruptcy will be canceled pursuant to the terms of the Plan of Reorganization.

Restricted Stock under the Long Term Incentive Plan

The Company grants shares of restricted stock to directors, eligible employees and officers under its LTIP. Each share of restricted stock represents one share of the Company’s common stock to be released from restriction upon completion of the vesting period. The awards typically vest in one-third increments over three years. Each share of restricted stock is entitled to a non-forfeitable dividend, if the Company were to declare one, and has the same voting rights as a share of the Company’s common stock. Shares of restricted stock are valued at the closing price of the Company’s common stock on the grant date and are recognized as general and administrative expense over the vesting period of the award.

The Company granted no shares of restricted stock under the LTIP during 2016. The Company granted 568,832 and 297,030 shares of restricted stock under the LTIP to certain employees during 2015 and 2014, respectively. The fair value of the restricted stock granted in 2015 and 2014 was $13.8 million and $13.9 million, respectively. The Company recognized compensation expense of $6.1 million, $11.1 million and $13.9 million for the years ended December 31, 2016, 2015 and 2014, respectively. As of December 31, 2016 unrecognized compensation cost was $3.8 million and will be amortized through 2017.

In 2016, 2015 and 2014, the Company issued 113,044, 32,450 and 12,919 shares, respectively, of restricted common stock under the LTIP to its non-employee directors. The Company recognized compensation expense of $0.7 million for the years ended December 31, 2016, 2015 and 2014, respectively. These awards vest approximately one year after issuance.

A summary of the status and activity of non-vested restricted stock is presented below:

	For the Years Ended December 31,
	2016		2015		2014
	Restricted Stock	Weighted Average Grant-Date Fair Value	Restricted Stock	Weighted Average Grant-Date Fair Value	Restricted Stock	Weighted Average Grant-Date Fair Value
Non-vested at beginning of year	731,818	$29.47	589,529	$37.66	836,002	$25.11
Granted	113,044	$0.98	601,282	$24.04	309,949	$45.87
Vested	(355,498)	$31.68	(335,419)	$32.09	(524,818)	$25.95
Forfeited	(120,477)	$27.34	(123,574)	$34.86	(31,604)	$32.73

Non-vested at end of year	368,887	$19.45	731,818	$29.47	589,529	$37.66

Cash flows resulting from excess tax benefits are to be classified as part of cash flows from financing activities. Excess tax benefits are realized tax benefits from tax deductions for vested restricted stock in excess of the deferred tax asset attributable to stock compensation costs for such restricted stock. The Company recorded no excess tax benefits for the years ended December 31, 2016, 2015 and 2014.

Performance Stock Units under the Long Term Incentive Plan

The Company grants performance stock units (“PSUs”) to certain officers under its LTIP. The number of shares of the Company’s common stock that may be issued to settle PSUs ranges from zero to two times the number of PSUs awarded. PSUs are determined at the end of each annual measurement period over the course of the three-year performance cycle in an amount up to two-thirds of the target number of PSUs that are eligible for vesting (such that an amount equal to 200% of the target number of PSUs may be earned during the performance cycle) although no stock is actually awarded to the participant until the end of the entire three-year performance cycle. Any PSUs that have not vested at the end of the applicable measurement period are forfeited. The performance criterion for the PSUs is based on a comparison of the Company’s total shareholder return (“TSR”) for the measurement period compared with the TSRs of a group of peer companies for the same measurement period. Compensation expense associated with PSUs is recognized as general and administrative expense over the measurement period. The TSR for the Company and each of the peer companies is determined by dividing (A)(i) the average share price for the last 30 trading days of the applicable measuring period, minus (ii) the average share price for the 30 trading days immediately preceding the beginning of the applicable measuring period, by (B) the average share price for the 30 trading days immediately preceding the beginning of the applicable measuring period. The number of earned shares of the Company’s common stock will be calculated based on which quartile its TSR percentage ranks as of the end of the annual measurement period relative to the other companies in the comparator group.

The fair value of the PSUs was measured at the grant date with a stochastic process method using a Monte Carlo simulation. A stochastic process is a mathematically defined equation that can create a series of outcomes over time. These outcomes are not deterministic in nature, which means that by iterating the equations multiple times, different results will be obtained for those iterations. In the case of the Company’s PSUs, the Company cannot predict with certainty the path its stock price or the stock prices of its peers will take over the performance period. By using a stochastic simulation, the Company can create multiple prospective stock pathways, statistically analyze these simulations, and ultimately make inferences regarding the most likely path the stock price will take. As such, because future stock prices are stochastic, or probabilistic with some direction in nature, the stochastic method, specifically the Monte Carlo Model, is deemed an appropriate method by which to determine the fair value of the PSUs. Significant assumptions used in this simulation include the Company’s expected volatility, risk-free interest rate based on U.S. Treasury yield curve rates with maturities consistent with the measurement period, as well as the volatilities for each of the Company’s peers.

The following table presents the assumptions used to determine the fair value of the PSUs granted during the years ended December 31, 2015 and 2014.

	For the Years Ended December 31,
	2015	2014
Expected term of award	3	3
Risk-free interest rate	0.15% - 0.99%	0.12% - 0.9%
Expected volatility	65%	40% - 45%

The Company granted no PSUs under the LTIP during 2016. During 2015 and 2014, the Company granted 144,363 and 82,312 PSUs, respectively, under the LTIP to certain officers. The fair value of the PSUs granted in 2015 and 2014 was $4.8 million and $3.5 million, respectively. The Company recognized compensation expense of $1.8 million, $2.8 million and $1.3 million for the years ended December 31, 2016, 2015 and 2014, respectively. As of December 31, 2016, unrecognized compensation expense for PSUs was $1.3 million and will be amortized through 2018.

A summary of the status and activity of PSUs is presented in the following table:

	For the Years Ended December 31,
	2016		2015		2014
	PSU	Weighted Average Grant-Date Fair Value	PSU	Weighted Average Grant-Date Fair Value	PSU	Weighted Average Grant-Date Fair Value
Non-vested at beginning of year(1)	114,833	$35.27	94,173	$37.55	40,191	$32.05
Granted(1)	—	$—	144,363	$33.44	82,312	$41.94
Vested(1)	(59,725)	$36.61	(107,053)	$34.84	(28,330)	$42.50
Forfeited(1)	(33,570)	$35.55	(16,650)	$37.00	—	$—

Non-vested at end of year(1)	21,538	$33.31	114,833	$35.27	94,173	$37.55

(1)	The number of awards assumes that the associated performance condition is met at the target amount. The final number of shares of the Company’s common stock issued may vary depending on the performance multiplier, which ranges from zero to two, depending on the level of satisfaction of the performance condition.

During the year ended December 31, 2016, the third tranche of the 2014 awards and the second tranche of the 2015 awards both had a zero-times multiplier, in accordance with the terms of the respective PSU awards. During the year ended December 31, 2015, the first tranche of the 2015 awards, the second tranche of the 2014 awards and the 2013 awards had a zero-times multiplier, 1.00-times multiplier and 0.91-times multiplier, respectively, in accordance with the terms of the respective PSU awards. During the year ended December 31, 2014, the first tranche of the 2014 awards had a 1.33-times multiplier, in accordance with the terms of the respective PSU awards. The earned shares are settled and released at the end of the three-year performance cycle.

Long Term Incentive Plan Units

During the year end December 31, 2016, the Company granted 2,958,558 of LTIP units (“units”) for a total fair value $2.9 million, that will settle in shares of the Company’s common stock upon vesting. The units vest in one-third increments over three years. The units contain a share price cap of $26 that incrementally decreases the number of shares of the Company’s common stock that will be released upon vesting if the Company’s common stock were to exceed the share price cap.

Total expense recorded for the units for the year ended December 31, 2016 was $871,000. As of December 31, 2016, there was $1.5 million of total unrecognized compensation expense related to unvested units to be amortized through 2019.

A summary of the status and activity of non-vested units for the year ended December 31, 2016 is presented below.

	For the Year Ended
	December 31, 2016
	LTIP Units	Weighted-Average Grant-Date Fair Value
Non-vested at beginning of year	—	$—
Granted	2,958,558	$0.99
Vested	—	$—
Forfeited	(515,156)	$0.98

Non-vested at end of year	2,443,402	$0.99

401(k) Plan

The Company has a defined contribution pension plan (the “401(k) Plan”) that is subject to the Employee Retirement Income Security Act of 1974. The 401(k) Plan allows eligible employees to contribute up to the contribution limits established under the IRC. The Company matches each employee’s contribution up to six percent of the employee’s base salary. The Company’s matching contributions to the 401(k) Plan were $2.0 million, $1.9 million and $1.4 million for the years ended December 31, 2016, 2015 and 2014, respectively.

NOTE 10 - INCOME TAXES

Deferred tax assets and liabilities are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable or refundable currently or in future years related to cumulative temporary differences between the tax bases of assets and liabilities and amounts reported in the Company’s balance sheet. The tax effect of the net change in the cumulative temporary differences during each period in the deferred tax assets and liabilities determines the periodic provision for deferred taxes. The provision for income taxes consists of the following:

	For the Years Ended December 31,
	2016	2015	2014
	(in thousands)
Current tax expense (benefit)
Federal	$—	$(192)	$165
State	—	965	(16)
Deferred tax expense (benefit)	—	(165,667)	12,986

Total income tax expense benefit)	$—	$(164,894)	$13,135

Temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities that give rise to the net deferred tax liability result from the following components:

	As of December 31,
	2016	2015
	(in thousands)
Deferred tax liabilities:
Oil and gas properties	$4,136	$—
Derivative asset	—	11,328

Total deferred tax liabilities	4,136	11,328

Deferred tax assets:
Federal and state tax net operating loss carryforward	234,544	82,013
Oil and gas properties	—	93,712
Reclamation costs	11,841	9,907
Stock compensation	6,694	3,907
Accrued compensation	2,228	—
Settlement liabilities	2,761	—
AMT credit	403	402
State bonus depreciation addback	1,481	1,613
Other long-term liabilities	406	322

Total deferred tax assets	260,358	191,876
Less: Valuation allowance	256,222	180,548

Total deferred tax assets after valuation allowance	4,136	11,328

Total non-current net deferred tax liability	$—	$—

The Company has $618.5 million and $306.2 million of net operating loss carryovers for federal income tax purposes of which $14.4 million and $14.5 million is not recorded as a benefit for financial statement purposes as it relates to tax deductions that are different from the stock-based compensation expense recorded for financial statement purposes as of December 31, 2016 and 2015, respectively. The federal net operating loss carryforward begins to expire in 2031. The benefit of these excess tax deductions will not be recognized for financial statement purposes until the related deductions reduce taxes payable.

Federal income tax expense differs from the amount that would be provided by applying the statutory United States federal income tax rate to income before income taxes primarily due to the effect of state income taxes, rate changes, and other permanent differences, as follows:

	For the Years Ended December 31,
	2016	2015	2014
	(in thousands)
Federal statutory tax expense (benefit)	$(69,633)	$(318,654)	$11,696
Increase (decrease) in tax resulting from:
State tax expense net of federal benefit	(6,358)	(30,178)	1,106
Rate change and other	317	3,390	333
Valuation allowance	75,674	180,548	—

Total income tax expense (benefit)	$—	$(164,894)	$13,135

Reconciliation of the Company’s effective tax rate to the expected federal tax rate of 35% in 2016, 2015, and 2014 is as follows:

	For the Years Ended December 31,
	2016	2015	2014
Expected federal tax rate	35.00%	35.00%	35.00%
State income taxes	3.2%	3.31%	3.29%
Change in tax rate	(0.16)%	(0.37)%	1.01%
Valuation allowance	(38.04)%	(19.83)%	—%

Effective tax rate	—%	18.11%	39.30%

During the year ended December 31, 2016, the decrease in tax rate was primarily due to placing a valuation allowance against net deferred tax assets. There was no deferred income tax benefit or expense in the accompanying statements of operations. The valuation allowance increased to $256.2 million in 2016 due to continued deterioration of our operational results. Net operating losses are inherently subject to changes in ownership.

During the year ended December 31, 2015, the decrease in tax rate was primarily due to placing a valuation allowance against net deferred tax assets. Total deferred income tax benefit in the accompanying statements of operations $165.7 million. The valuation allowance increased to $181.7 million in 2015.

During the year ended December 31, 2014, the increase in tax rate was primarily due to an increase in permanent differences. Total deferred income tax expense in the accompanying statements of operations is $13.0 million.

The Company had no unrecognized tax benefits as of December 31, 2016, 2015 and 2014.

NOTE 11 - ASSET RETIREMENT OBLIGATIONS

The Company recognizes an estimated liability for future costs to abandon its oil and gas properties. The fair value of the asset retirement obligation is recorded as a liability when incurred, which is typically at the time the asset is acquired or placed in service. There is a corresponding increase to the carrying value of the asset which is included in the proved properties line item in the accompanying balance sheets. The Company depletes the amount added to proved properties and recognizes expense in connection with accretion of the discounted liability over the remaining estimated economic lives of the properties.

The Company’s estimated asset retirement obligation liability is based on historical experience in abandoning wells, estimated economic lives, estimated costs to abandon the wells and regulatory requirements. The liability is discounted using the credit-adjusted risk-free rate estimated at the time the liability is incurred and ranges from 8% to 18%. A reconciliation of the Company’s asset retirement obligation is as follows:

	As of December 31,
	2016	2015
	(in thousands)
Beginning of year	$25,688	$21,626
Additional liabilities incurred	90	560
Accretion expense	2,601	1,944
Liabilities settled	(691)	(469)
Revisions to estimate	3,145	2,027

End of Year	$30,833	$25,688

Revisions to the liability could occur due to changes in the estimated economic lives, abandonment costs of the wells, inflation rates, credit-adjusted risk-free rates, along with newly enacted regulatory requirements. In 2016, accretion expense increased over 2015 primarily due to the increase in the credit-adjusted risk-free rate that was in place for the majority of the year. Revisions to estimates for the year ended December 31, 2016 were a result of decreased estimated economic well lives coupled with a decrease in the credit-adjusted risk-free rate applied at year-end and an increase in the inflation rate on wells that had an asset retirement obligation as of the beginning of the year.

For the year ended December 31, 2015, the Company has accrued approximately 162,000 of asset retirement obligations in accounts payable and accrued expenses on the accompanying balance sheets. The Company has accrued $10.6 million of asset retirement obligations in the asset retirement obligations for assets held for sale on the accompanying balance sheets for the year ended December 31, 2015. For additional discussion, please refer to Note 6 - Accounts Payable and Accrued Expenses.

NOTE 12 - FAIR VALUE MEASUREMENTS

The Company follows fair value measurement authoritative guidance, which defines fair value, establishes a framework for using fair value to measure assets and liabilities, and expands disclosures about fair value measurements. The authoritative accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The statement establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions of what market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of the inputs as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities

Level 2: Quoted prices in active markets for similar assets and liabilities, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations whose inputs are observable or whose significant value drivers are observable

Level 3: Significant inputs to the valuation model are unobservable

Financial and non-financial assets and liabilities are to be classified based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

The following tables present the Company’s financial and non-financial assets and liabilities that were accounted for at fair value as of December 31, 2016 and 2015 and their classification within the fair value hierarchy:

	As of December 31, 2016
	Level 1	Level 2	Level 3
	(in thousands)
Unproved properties(2)	$—	$—	$162,682
Asset retirement obligations(3)	$—	$—	$3,145

	As of December 31, 2015
	Level 1	Level 2	Level 3
	(in thousands)
Derivative assets(1)	$—	$29,566	$—
Unproved properties(2)	$—	$—	$185,530
Proved properties(2)	$—	$—	$811,913
Asset retirement obligations(3)	$—	$—	$2,027

(1)	This represents a financial asset or liability that is measured at fair value on a recurring basis.
(2)	This represents non-financial assets that are measured at fair value on a nonrecurring basis due to impairments. This is the fair value of the asset base that was subjected to impairment and does not reflect the entire asset balance as presented on the accompanying balance sheets. Please refer to the Proved Oil and Gas Properties and Unproved Oil and Gas Properties sections below for additional discussion.
(3)	This represents the revision to estimates of the asset retirement obligation, which is a non-financial liability that is measured at fair value on a nonrecurring basis. Please refer to the Asset Retirement Obligation section below for additional discussion.

Derivatives

Fair value of all derivative instruments are estimated with industry-standard models that consider various assumptions, including quoted forward prices for commodities, time value of money, volatility factors and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. All valuations were compared against counterparty statements to verify the reasonableness of the estimate. The Company’s commodity swaps and collars were validated by observable transactions for the same or similar commodity options using the NYMEX futures index, and were designated as Level 2 within the valuation hierarchy.

Proved Oil and Gas Properties

Proved oil and gas property costs are evaluated for impairment and reduced to fair value when there is an indication that the carrying costs exceed the sum of the undiscounted cash flows. Depending on the availability of data, the Company uses Level 3 inputs and either the income valuation technique, which converts future amounts to a single present value amount, to measure the fair value of proved properties through an application of risk-adjusted discount rates and price forecasts selected by the Company’s management, or the market valuation approach. The calculation of the risk-adjusted discount rate is a significant management estimate based on the best information available. Management believes that the risk-adjusted discount rate is representative of current market conditions and reflects the following factors: estimates of future cash payments, expectations of possible variations in the amount and/or timing of cash flows, the risk premium and nonperformance risk. The price forecast is based on the Company’s internal budgeting model derived from the NYMEX strip pricing, adjusted for management estimates and basis differentials. Future operating costs are also adjusted as deemed appropriate for these estimates. Proved properties classified as held for sale are valued using a market approach, based on an estimated selling price, as evidenced by the most current bid prices received from third parties. If a relevant estimated selling price is not available, the Company utilizes the income valuation technique discussed above. The Company impaired its oil and gas properties in the Mid-Continent region which had a carrying value of $110.0 million to its fair value of $100.0 million and recognized an impairment of $10.0 million for the year ended December 31, 2016. The Company impaired the Dorcheat Macedonia Field which had a carrying value of $431.2 million to its fair value of $110.0 million and recognized an impairment of $321.2 million for the year ended December 31, 2015. The Company impaired the Rocky Mountain region which had a carrying value of $1.1 billion to its fair value of $701.9 million and recognized an impairment of $419.3 million for the year ended December 31, 2015. For additional discussion on impairments, please refer to Note 4 - Impairments.

Unproved Oil and Gas Properties

Unproved oil and gas property costs are evaluated for impairment and reduced to fair value when there is an indication that the carrying costs may not be fully recoverable. To measure the fair value of unproved properties, the Company uses Level 3 inputs and the income valuation technique, which takes into account the following significant assumptions: future development plans, risk weighted potential resource recovery, remaining lease life and estimated reserve values. Unproved properties classified as held for sale are valued using a market approach, based on an estimated selling price, as evidenced by the most current bid prices received from third parties. If a relevant estimated selling price is not available, the Company uses the price received for similar acreage in recent transactions by the Company or other market participants in the principal market. The Company impaired non-core acreage in the Wattenberg Field due to lease expirations, which had a carrying value of $187.4 million to its fair value of $162.7 million and recognized an impairment of unproved properties for the year ended December 31, 2016 of 24.7 million. The Company impaired non-core acreage in the Wattenberg Field due to lease expirations, which had a carrying value of $210.3 million to its fair value of $185.5 million and recognized an impairment of unproved properties for the year ended December 31, 2015 of $24.8 million. The Company also fully impaired the North Park Basin in June 2015, due to a change in the Company’s development plan, recognizing an impairment of unproved properties of $8.7 million.

Asset Retirement Obligation

The Company utilizes the income valuation technique to determine the fair value of the asset retirement obligation liability at the point of inception by applying a credit-adjusted risk-free rate, which takes into account the Company’s credit risk, the time value of money, and the current economic state, to the undiscounted expected abandonment cash flows. Upon completion of wells and natural gas plants, the Company records an asset retirement obligation at fair value using Level 3 assumptions. Given the unobservable nature of the inputs, the initial measurement of the asset retirement obligation liability is deemed to use Level 3 inputs. The Company had 3.1 million and 2.0 million of asset retirement obligations recorded at fair value as of December 31, 2016 and 2015, respectively.

Long-term Debt

As of December 31, 2016, the Company had $500.0 million of outstanding 6.75% Senior Notes and $300.0 million of outstanding 5.75% Senior Notes, all of which are unsecured senior obligations. The 6.75% Senior Notes are recorded at cost, plus the unamortized premium and net of deferred financing costs, on the accompanying balance sheets at $498.4 million and $498.1 million as of December 31, 2016 and 2015, respectively. The fair value of the 6.75% Senior Notes as of December 31, 2016 and 2015 was $371.9 million and $301.3 million, respectively. The 5.75% Senior Notes are recorded at cost, net of deferred financing costs, on the accompanying balance sheets at $295.3 million and $294.5 million as of December 31, 2016 and 2015. The fair value of the 5.75% Senior Notes as of December 31, 2016 and 2015 was $222.0 million and $163.1 million, respectively. The Senior Notes are measured using Level 1 inputs based on a secondary market trading price. The Company’s revolving credit facility approximates fair value as the applicable interest rates are floating. The outstanding balance under the revolving credit facility as of December 31, 2016 and 2015 was $191.7 million and $79.0 million, respectively.

NOTE 13 - DERIVATIVES

The Company enters into commodity derivative contracts to mitigate a portion of its exposure to potentially adverse market changes in commodity prices and the associated impact on cash flows. All contracts are entered into for other-than-trading purposes. The Company’s derivatives include swaps and collar arrangements for oil and none of the derivative instruments qualify as having hedging relationships.

In a typical commodity swap agreement, if the agreed upon published third-party index price is lower than the swap fixed price, the Company receives the difference between the index price and the agreed upon swap fixed price. If the index price is higher than the swap fixed price, the Company pays the difference.

Derivative Assets and Liabilities Fair Value

The Company’s commodity derivatives are measured at fair value and are included in the accompanying balance sheets as derivative assets and liabilities. As of December 31, 2016, and as of the date of this report, the Company did not have any commodity derivative contracts in place.

The following table contain a summary of all the Company’s derivative positions reported on the accompanying balance sheets as of December 31, 2015:

	As of December 31, 2015
	Balance Sheet Location	Fair Value
		(in thousands)
Derivative Assets:
Commodity contracts	Current assets	$29,566
Commodity contracts	Noncurrent assets	—
Derivative Liabilities:
Commodity contracts	Current liabilities	—
Commodity contracts	Long-term liabilities	—

Total derivative asset		$29,566

The following table summarizes the components of the derivative gain (loss) presented on the accompanying statements of operations:

	For the Years Ended December 31,
	2016	2015	2014
	(in thousands)
Derivative cash settlement gain (loss):
Oil contracts(1)	$18,333	$128,258	$11,523
Gas contracts	—	2,738	715

Total derivative cash settlement gain (loss)(2)	$18,333	$130,996	$12,238

Change in fair value gain (loss)	$(29,567)	$(74,438)	$109,377

Total derivative gain (loss)(2)	$(11,234)	$56,558	$121,615

(1)	During the year ended December 31, 2015, the Company paid $10.5 million to convert its three-way collars, that settled during the third and fourth quarters of 2015, to two-way collars.
(2)	Total derivative gain (loss) and the derivative cash settlement gain for the years ended December 31, 2016, 2015 and 2014 is reported in the derivative (gain) loss and derivative cash settlements line items on the accompanying statements of cash flows within the net cash provided by operating activities.

NOTE 14 - EARNINGS PER SHARE

The Company issues shares of restricted stock entitling the holders to receive non-forfeitable dividends, if and when, the Company was to declare a dividend, before vesting, thus making the awards participating securities. The awards are included in the calculation of earnings per share under the two-class method. The two-class method allocates earnings for the period between common shareholders and unvested participating shareholders and losses to common shareholders only.

The Company issues units, which represent the right to receive, upon vesting, shares of the Company’s common stock on a one to one basis up to a share price of $26. In the event the price of the Company’s common stock were to exceed $26, the number of shares distributed would be adjusted downward so that the shares distributed would represent a value equivalent to $26 per share.

The Company issues PSUs, which represent the right to receive, upon settlement of the PSUs, a number of shares of the Company’s common stock that range from zero to two times the number of PSUs granted on the award date. The number of potentially dilutive shares related to PSUs is based on the number of shares, if any, that would be issuable at the end of the respective reporting period, assuming that date was the end of the measurement period applicable to such PSUs. Please refer to Note 9 - Stock-Based Compensation for additional discussion.

The following table sets forth the calculation of income (loss) per basic and diluted shares from continuing and discontinued operations and net income (loss) for the years ended December 31, 2016, 2015 and 2014:

	For the Years Ended December 31,
	2016	2015	2014
	(in thousands, except per share amounts)
Income (loss) from continuing operations:
Income (loss) from continuing operations	$(198,950)	$(745,547)	$16,982
Less: undistributed income to unvested restricted stock	—	—	315
Undistributed income (loss) to common shareholders	(198,950)	(745,547)	16,667
Basic income (loss) per common share from continuing operations	$(4.04)	$(15.57)	$0.42
Diluted income (loss) per common share from continuing operations	$(4.04)	$(15.57)	$0.41

Income from discontinued operations:
Income from discontinued operations	$—	$—	$3,301
Less: undistributed income to unvested restricted stock	—	—	62
Undistributed income to common shareholders	—	—	3,239
Basic income per common share from discontinued operations	$—	$—	$0.08
Diluted income per common share from discontinued operations	$—	$—	$0.08

Net income (loss):
Net income (loss)	$(198,950)	$(745,547)	$20,283
Less: undistributed income to unvested restricted stock	—	—	377
Undistributed income (loss) to common shareholders	(198,950)	(745,547)	19,906
Basic net income (loss) per common share	$(4.04)	$(15.57)	$0.50
Diluted net income (loss) per common share	$(4.04)	$(15.57)	$0.49
Weighted-average shares outstanding - basic	49,268	47,874	40,139
Add: dilutive effect of contingent PSUs	—	—	151

Weighted-average shares outstanding - diluted	49,268	47,874	40,290

The Company was in a net loss position for the years ended December 31, 2016 and 2015, which made the 519,362 and 277,634 potentially dilutive shares, anti-dilutive. The Company had no anti-dilutive shares for the year ended and 2014. The participating shareholders are not contractually obligated to share in the losses of the Company, and therefore, the entire net loss is allocated to the outstanding common shareholders.

NOTE 15 - CAPITAL STOCK

On February 6, 2015, the Company completed a public offering of 8,050,000 shares of its common stock generating net proceeds of $202.7 million after deducting underwriter discounts, commissions and offering expenses of approximately $6.6 million. The Company used a portion of the net proceeds to repay all of the then outstanding borrowings under its revolving credit facility and for general corporate purposes, including its drilling and development program and other capital expenditures.

NOTE 16 - OIL AND GAS ACTIVITIES

The Company’s oil and natural gas activities are entirely within the United States. Costs incurred in oil and natural gas producing activities are as follows:

	For the Years Ended December 31,
	2016	2015	2014
	(in thousands)
Acquisition(1)	$97	$16,270	$228,616
Development(2)(3)	31,209	393,187	659,633
Exploration	74	6,284	5,345

Total(4)	$31,380	$415,741	$893,594

(1)	Acquisition costs for unproved properties for the years ended December 31, 2016, 2015 and 2014 were $97,000, $15.3 million and $202.7 million, respectively. There were no acquisition costs for proved properties for the year ended December 31, 2016 and $1.0 million and $25.9 million, for the years ended December 31, 2015 and 2014, respectively.
(2)	Development costs include workover costs of $6.0 million, $10.0 million and $9.8 million charged to lease operating expense during the years ended December 31, 2016, 2015 and 2014, respectively.
(3)	Includes amounts relating to asset retirement obligations of $3.1 million, $2.4 million and $6.3 million for the years ended December 31, 2016, 2015 and 2014, respectively.

Suspended Well Costs

The Company did not incur any exploratory wells costs during the year ended December 31, 2016. During the year ended December 31, 2015, the Company incurred $9.5 million of drilling costs for three exploratory wells, one of which was located in the North Park Basin and the other two were outside of the Company’s current development area in southern Arkansas and deemed them all dry holes by the end of 2015. During the year ended December 31, 2014, the Company incurred drilling costs for one exploratory well of $1.0 million and deemed it a dry hole by the end of 2014.

NOTE 17 - DISCLOSURES ABOUT OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

The proved reserve estimates at December 31, 2016, 2015 and 2014 are internally generated with an audit performed by NSAI, our third party independent reserve engineers. The estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors.

All of BCEI’s oil, natural gas liquids, and natural gas reserves are attributable to properties within the United States. A summary of BCEI’s changes in quantities of proved oil, natural gas liquids, and natural gas reserves for the years ended December 31, 2016, 2015 and 2014 are as follows:

	Oil	Natural Gas	Natural Gas Liquids
	(MBbl)(1)	(MMcf)	(MBbl)(1)
Balance-December 31, 2013	46.482	139.614	—
Extensions and discoveries(2)	13.222	41.963	—
Production	(6.018)	(14.114)	—
Sales of minerals in place	(0.043)	(0.073)	—
Purchases of minerals in place	0.709	1.214	—
Revisions to previous estimates(3)	3.76	19.947	—

Balance-December 31, 2014	58.112	188.551	—

Three stream conversion adjustment	(3.352)	—	3.352
Extensions and discoveries(2)	6.936	15.849	2.43
Production	(6.072)	(14.11)	(1.676)
Purchases of minerals in place	0.719	3.521	0.234
Revisions to previous estimates(3)	1.05	(49.584)	15.578

Balance-December 31, 2015	57.393	144.227	19.918

Extensions, discoveries and infills(2)	6.133	15.128	2.142
Production	(4.31)	(11.907)	(1.491)
Sales of minerals in place	(0.1)	(0.343)	(0.035)
Revisions to previous estimates(3)	(9.02)	(9.06)	(2.987)

Balance-December 31, 2016	50.096	138.045	17.547

Proved developed reserves:
December 31, 2014	30.542	94.494	—

December 31, 2015	28.892	77.48	10.359

December 31, 2016	26.313	85.972	9.951

Proved undeveloped reserves:
December 31, 2014	27.57	94.057	—

December 31, 2015	28.501	66.747	9.559

December 31, 2016	23.783	52.073	7.596

(1)	Natural gas liquid reserves were classified with oil reserves through December 31, 2014. Natural gas liquids are separately accounted for effective as of January 1, 2015, resulting in three-stream presentation. Effective January 1, 2015 the Company revised the agreements with its natural gas processors in the Rocky Mountain region to sell and report operated sales volumes on a three stream basis, which allows for separate reporting of NGLs extracted from the natural gas stream and sold as a separate product. The contract revisions necessitated a change in the Company’s reporting of estimated reserve volumes. Prior period estimated reserve volumes have not been reclassified to conform to the current presentation given the prospective nature of the agreements.
(2)	At December 31, 2016, horizontal development in the Wattenberg Field resulted in additions of 1,632 MBoe and infill down-spacing within the Wattenberg Field resulted in 9,164 MBoe to the additions, extensions and infills category.

At December 31, 2015, horizontal development in the Wattenberg Field resulted in additions in extensions and discoveries of 11,708 MBoe, which is 97% of our total additions of 12,008 MBoe. The remainder of the additions were the result of vertical drilling during the year in the Dorcheat Macedonia Field, Mid-Continent region.

At December 31, 2014, horizontal development in the Wattenberg Field, Rocky Mountain region, resulted in additions in extensions and discoveries of 18,980 MBoe, which is 94% of our total additions of 20,216 MBoe. The remainder of the additions came from our Dorcheat Madedonia Field, Mid-Continent region.

(3)	As of December 31, 2016, the Company revised its proved reserves downward by 13,517 MBoe. The commodity prices at December 31, 2016 decreased to $42.75 per Bbl WTI and $2.48 per MMBtu HH from $50.28 per Bbl WTI and $2.59 per MMBtu HH at December 31, 2015. The negative effects of commodity price reductions on reserves were offset by lower cost estimates to drill and complete future development locations in the Wattenberg Field along with lower operating cost estimates across the Company’s operations to reflect a positive reserves adjustment (net of price reductions) of 4,652 MBoe. Also, all future proved undeveloped locations in the Mid-Continent region were demoted to non-proved reserves resulting in a negative revision of 7,761 MBoe. In the Wattenberg Field, certain proved undeveloped locations totaling 8,611 MBoe were demoted due to them not being centric to current infrastructure. The Company also had negative other engineering revisions of 1,797 MBoe in 2016.

As of December 31, 2015, the Company revised its proved reserves upward by 8,364 Mboe. The Company was successful in offsetting the negative pricing revision of 28,810 Mboe that resulted from a decrease in commodity price from $94.99 per Bbl WTI and $4.35 per MMBtu HH for the year ended December 31, 2014 to $50.28 per Bbl WTI and $2.59 per MMBtu HH for the year ended December 31, 2015, by reducing the costs to drill and complete wells in both the Rocky Mountain and Mid-Continent regions and improving reserves by increasing productivity of proved developed producing wells in the Wattenberg Field horizontal program. Total positive engineering revisions as of December 31, 2015, were 37,174 MBoe, of which 30,086 MBoe (81%) related to reserve changes in the Wattenberg Field. In the Wattenberg Field, the majority of the positive revisions resulted from a combination of decreased drilling and completion costs of 29% ($3.0 million per standard reach lateral well as of December 31, 2015 compared to $4.2 million as of December 31, 2014) and an increase in productivity from horizontal proved developed producing wells which increased the offsetting proved undeveloped reserves. The increase in proved developed producing reserves is primarily attributed to the installation of infrastructure in the east side of the Wattenberg Field. Another significant contribution to the positive reserve revision in the Wattenberg Field is a contract change as of January 1, 2015 which gives the Company ownership of the natural gas liquids from the Company’s gas production. This conversion from two stream (wet gas and oil) to three stream (dry gas, natural gas liquids and oil) added 8,560 MBoe to the Company’s proved reserves as of December 31, 2015.

As of December 31, 2014, we revised our proved reserves upward by 7,333 Mboe, excluding pricing revisions, due primarily to the addition of 49 new proved undeveloped locations on 80-acre spacing, directly offsetting economic proved producing wells drilled prior to 2014, 21 diagonal offsets to economic proved producing wells and 12 proved undeveloped locations greater than one offset to economic proved producing wells but within developed areas and surrounded by proved producing wells. As of December 31, 2014, approximately 70% of our horizontal development in the Wattenberg Field was in the Niobrara B formation. A total of 119 horizontal proved undeveloped locations were added to the proved reserves at December 31, 2014 to either extensions and discoveries or revisions to previous estimates. The positive engineering revision was offset by a small negative performance revision of approximately 540 MBoe. A small negative pricing revision of 248 MBoe resulted from a decrease in average commodity price from $96.91 per Bbl WTI and $3.67 per MMBtu HH for the year ended December 31, 2013 to $94.99 per Bbl WTI and $4.35 per MMBtu HH for the year ended December 31, 2014.

The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves were prepared in accordance with accounting authoritative guidance. Future cash inflows were computed by applying prices to estimated future production. Future production and development costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and natural gas reserves at year-end, based on costs and assuming continuation of existing economic conditions.

Future income tax expenses are calculated by applying appropriate year-end tax rates to future pretax net cash flows relating to proved oil and natural gas reserves. Future income tax expenses give effect to permanent differences, tax credits and loss carryforwards relating to the proved oil and natural gas reserves. Future net cash flows are discounted at a rate of 10% annually to derive the standardized measure of discounted future net cash flows. This calculation procedure does not necessarily result in an estimate of the fair market value or the present value of the Company’s oil and natural gas properties.

The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves are as follows:

	For the Years Ended December 31,
	2016	2015	2014
	(in thousands)
Future cash flows	$2,424,415	$3,122,574	$5,780,745
Future production costs	(1,365,765)	(1,706,607)	(2,257,572)
Future development costs	(468,804)	(697,045)	(952,041)
Future income tax expense	—	—	(457,625)

Future net cash flows	589,846	718,922	2,113,507
10% annual discount for estimated timing of cash flows	(312,891)	(391,106)	(1,006,131)

Standardized measure of discounted future net cash flows	$276,955	$327,816	$1,107,376

Future cash flows as shown above were reported without consideration for the effects of derivative transactions outstanding at period end.

The changes in the standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves are as follows:

	For the Years Ended December 31,
	2016	2015	2014
	(in thousands)
Beginning of period	$327,816	$1,107,376	$925,283
Sale of oil and gas produced, net of production costs	(123,494)	(197,643)	(435,792)
Net changes in prices and production costs	(126,536)	(1,117,624)	(331,930)
Extensions, discoveries and improved recoveries	22,800	76,429	492,144
Development costs incurred	19,701	84,180	116,958
Changes in estimated development cost	281,062	178,003	(15,131)
Purchases of minerals in place	—	(971)	30,919
Sales of minerals in place	16	—	(1,173)
Revisions of previous quantity estimates	(182,938)	(170,277)	122,169
Net change in income taxes	—	233,086	68,856
Accretion of discount	32,782	134,046	122,722
Changes in production rates and other	25,746	1,211	12,351

End of period	$276,955	$327,816	$1,107,376

The average wellhead prices used in determining future net revenues related to the standardized measure calculation as of December 31, 2016, 2015 and 2014 were calculated using the twelve-month arithmetic average of first-day-of-the-month price inclusive of adjustments for quality and location.

	For the Years Ended December 31,
	2016	2015	2014
Oil (per Bbl)	$38.42	$44.00	$84.28
Gas (per Mcf)	$2.07	$2.33	$5.24
Natural gas liquids (per Bbl)	$12.12	12.90	N/A

NOTE 18 - QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of the unaudited quarterly financial data for the years ended December 31, 2016 and 2015:

	Three Months Ended
	March 31	June 30	September 30	December 31
	(in thousands, except per share data)
2016
Oil and gas sales	$44,174	$54,530	$49,325	$47,266
Operating profit (loss)(1)	(2,446)	5,054	5,162	4,509
Net loss	(47,237)	(49,477)	(34,902)	(67,334)
Basic net loss per common share	$(0.96)	$(1.00)	$(0.71)	$(1.37)
Diluted net loss per common share	$(0.96)	$(1.00)	$(0.71)	$(1.37)
2015
Oil and gas sales	$73,076	$90,422	$72,149	$57,032
Operating loss(1)	(11,688)	(4,546)	(9,133)	(21,910)
Net loss	(18,421)	(41,164)	(112,299)	(573,663)
Basic net loss per common share	$(0.41)	$(0.83)	$(2.25)	$(12.08)
Diluted net loss per common share	$(0.41)	$(0.83)	$(2.25)	$(12.08)

(1)	Oil and gas sales less lease operating expense, gas plant and midstream operating expense, severance and ad valorem taxes, depreciation, and depletion and amortization.

NOTE 19 - SUBSEQUENT EVENTS

Chapter 11 Proceedings

On January 4, 2017, the Company and certain of its subsidiaries (collectively with the Company, the “Debtors”) filed voluntary petitions (the “Bankruptcy Petitions,” and the cases commenced thereby, the “Chapter 11 Cases”) under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to pursue the Debtors’ Joint Prepackaged Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (as proposed, the “Prepackaged Plan”). The Bankruptcy Court has granted the Debtors’ motion seeking to administer all of the Debtors’ Chapter 11 Cases jointly under the caption In re Bonanza Creek Energy, Inc., et al (Case No. 17-10015). The Debtors will continue to operate their businesses as “debtors in possession” under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. The Bankruptcy Court has granted all of the first day motions filed by the Debtors that were designed primarily to minimize the impact of the Chapter 11 proceedings on the Company’s operations, customers and employees. As a result, the Company is not only able to conduct normal business activities and pay all associated obligations for the period following its bankruptcy filing, but it is also authorized to pay and has paid pre-petition employee wages and benefits, pre-petition amounts owed to certain lienholders and vendors providing services and supplies to lease operations, pre-petition amounts owed to counterparts that transport or purchase the Company’s production, and funds belonging to third parties, including royalty holders and joint working interest owners. During the pendency of the Chapter 11 case, all transactions outside the ordinary course of our business require the prior approval of the Bankruptcy Court.

The subsidiary Debtors in the Chapter 11 Cases are: Bonanza Creek Energy Operating Company, LLC; Bonanza Creek Energy Resources, LLC; Holmes Eastern Company, LLC; Rocky Mountain Infrastructure, LLC; Bonanza Creek Energy Upstream LLC; and Bonanza Creek Energy Midstream, LLC.

As of January 4, 2017, the Company had approximately (i) $191.7 million outstanding under its revolving credit facility, (ii) $531.9 million in outstanding obligations under the 6.75% Senior Notes and (iii) $335.2 million outstanding under the 5.75% Senior Notes. The revolving credit facility and Senior Notes provide that as a result of the commencement of the Chapter 11 Cases, the principal and accrued interest due thereunder shall be immediately due and payable. Any efforts to enforce such payment obligations under the Debt Instruments are automatically stayed as a result of the filing of the Bankruptcy Petitions, and the creditors’ rights of enforcement in respect of the Debt Instruments are subject to the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court.

A confirmation hearing on the Prepackaged Plan and the associated Disclosure Statement is currently scheduled to begin on April 3, 2017.

Automatic Stay

Subject to certain specific exceptions under the Bankruptcy Code, the Chapter 11 filings automatically stayed most judicial or administrative actions against the Company and the Chapter 11 Subsidiaries as well as efforts by creditors to collect on or otherwise exercise rights or remedies with respect to pre-petition claims. As a result, for example, most creditor actions to obtain possession of property from us or any of the Chapter 11 Subsidiaries, or to create, perfect or enforce any lien against our property or any of the Chapter 11 Subsidiaries, or to collect on or otherwise exercise rights or remedies with respect to a pre-petition claim are stayed.

Restructuring Support Agreement

On December 23, 2016, Bonanza Creek Energy, Inc. and its subsidiaries entered into a Restructuring Support Agreement (the “RSA”) with (i) holders (collectively, the “Supporting Noteholders”) of approximately 51% in aggregate principal amount of Bonanza’s 5.75% Senior Notes due 2023 and 6.75% Senior Notes due 2021 and (ii) NGL Energy Partners, LP and NGL Crude Logistics, LLC (collectively, and together with the Company and the Supporting Noteholders, the “RSA Parties”).

The RSA provides for, among other things, (a) the equitization of the Company’s unsecured obligations pursuant to the Plan, including approximately $800 million in principal amount of Senior Notes, (b) a fully backstopped rights offering for the purchase of $200 million of common stock of reorganized Bonanza Creek Energy, Inc. (“Reorganized Bonanza”), and (c) the entry into a new crude oil purchase agreement between the Company and NGL Crude Logistics, LLC (collectively the “Restructuring Transactions”).

The RSA contains certain covenants on the part of each of the RSA Parties, including limitations on the Company’s ability to pursue transactions other than the Restructuring, commitments by the Supporting Noteholders and NGL to vote in favor of the Plan, commitments by the RSA Parties to negotiate in good faith to finalize the documents and agreements governing the Restructuring and otherwise facilitate the Restructuring Transactions. The RSA also provides for customary conditions to the obligations of the parties and for termination by mutual agreement or upon the occurrence of certain events, including without limitation, the failure to achieve certain milestones.

Plan of Reorganization

The Plan, which is subject to approval of the Bankruptcy Court, contemplates that, among other things, on the effective date of the Plan (the “Effective Date”):

•	The Senior Notes and existing common shares of Bonanza (“Existing Common Shares”) will be canceled, and Reorganized Bonanza will issue (i) new common shares (the “New Common Shares”), (ii) three (3) year warrants (the “Warrants”) entitling their holders upon exercise thereof, on a pro rata basis, to 7.5% of the total outstanding New Common Shares at a per share price based upon a total equity value of $1,450,000,000 of the Reorganized Bonanza, and (iii) rights (the “Subscription Rights”) to acquire the New Common Shares offered in connection with the Rights Offering (“Rights Offering Equity”), each of which will be distributed as set forth below;

•	Holders of allowed claims (“RBL Claims”) on account of debt arising under the revolving credit facility shall be entitled to receive, in full and final satisfaction of its allowed RBL Claim;

•	Holders of allowed general unsecured claims against Bonanza shall be entitled to receive their ratable share of: (a) 29.4% of the New Common Shares, subject to dilution by the Rights Offering Equity, the Management Incentive Plan (as defined in the Plan) and the Warrants and (b) 37.8% of the Subscription Rights;

•	Holders of allowed general unsecured claims against Bonanza Creek Operating, shall receive their ratable share of 17.6% of the New Common Shares subject to dilution by the Rights Offering Equity, the Management Incentive Plan and the Warrants.

•	Holders of allowed general unsecured claims against Debtors other than Bonanza and Bonanza Creek Operating, shall receive their ratable share of: (a) 48.5% of the New Common Shares, subject to dilution by the Rights Offering Equity, the Management Incentive Plan (as defined in the Plan) and the Warrants and (b) 62.2% of the Subscription Rights;

•	Holders of Existing Common Shares shall neither receive any distributions nor retain any property on account thereof pursuant to the Plan. Notwithstanding the foregoing, on or as soon as reasonably practicable after the Effective Date, holders of Existing Common Shares shall receive, in exchange for the releases by such holders of the Released Parties (as defined in the Plan), their ratable share of (i) 4.5% of the New Common Shares, subject to dilution by the Rights Offering Equity, the Management Incentive Plan and the Warrants and (ii) the Warrants (the “Settlement Consideration”); provided, however, that any holder of Existing Common Shares that opts not to grant the voluntary releases contained in section 11.8 of the Plan shall not be entitled to receive its ratable share of the Settlement Consideration;

•	Holders of allowed Administrative Expense Claims, Priority Tax Claims, Other Priority Claims, and Unsecured Trade Claims (each as defined in the Plan) shall be entitled to payment in full in cash or other treatment that will render such claim unimpaired under section 1124 of the Bankruptcy Code;

•	Holders of allowed Other Secured Claims (as defined in the Plan) shall be entitled to payment in full in cash; reinstatement of the legal, equitable and contractual rights of the holder of such claim; a distribution of the proceeds of the sale or disposition of the collateral securing such claim, in each case, solely to the extent of the value of the holder’s secured interest in such collateral; return of collateral securing such claim; or other treatment that will render such claim unimpaired under section 1124 of the Bankruptcy Code.

Executory Contracts

Subject to certain exceptions, under the Bankruptcy Code, the Company and the Chapter 11 Subsidiaries may assume, assign, or reject certain executory contracts and unexpired leases subject to the approval of the Bankruptcy Court and fulfillment of certain other conditions. The rejection of an executory contract or unexpired lease is generally treated as a pre-petition breach of such executory contract or unexpired lease and, subject to certain exceptions, relieves the Company and the Chapter 11 Subsidiaries of performing their future obligations under such executory contract or unexpired lease but may give rise to a general unsecured claim against us or the applicable Chapter 11 Subsidiaries for damages caused by such rejection. The assumption of an executory contract or unexpired lease generally requires the Company and the Chapter 11 Subsidiaries to cure existing monetary defaults under such executory contract or unexpired lease and provide adequate assurance of future performance. Any description of the treatment of an executory contract or unexpired lease with the Company or any of the Chapter 11 Subsidiaries, including any description of the obligations under any such executory contract or unexpired lease, is qualified by and subject to any rights we have with respect to executory contracts and unexpired leases under the Bankruptcy Code.

On February 3, 2017, the Company and the Chapter 11 Subsidiaries filed motions (the “9019 Motions”) to approve settlements with Silo Energy, LLC and NGL pursuant to Rule 9019 of the Federal Rules of Bankruptcy Procedure and to authorize the termination and release with Silo and the assumption of certain amended agreements with NGL pursuant to section 365 of the Bankruptcy Code. As set forth in detail in the 9019 Motions, the settlements provide for the material modification of the agreements and certain claims, guarantees, and payments in favor of the Company. The hearing to consider the 9019 Motions is scheduled for April 3, 2017. Please refer to Note 8 - Commitments and Contingencies for additional discussion.

Chapter 11 Filing Impact on Creditors and Shareholders

Under the priority requirements established by the Bankruptcy Code, unless creditors agree otherwise, pre-petition liabilities to creditors and post-petition liabilities must be satisfied in full before the holders of our existing common stock are entitled to receive any distribution or retain any property under a plan of reorganization. The ultimate recovery to creditors, if any, will not be determined until confirmation and implementation of the Plan. The outcome of the Chapter 11 proceedings remains uncertain at this time and, as a result, we cannot accurately estimate the amounts or value of distributions that creditors may receive.

Backstop Commitment Agreement

On December 23, 2016, the Company entered into a backstop commitment agreement (the “Backstop Commitment Agreement”) with the Supporting Noteholders party thereto (collectively, the “Backstop Parties”), whereby each Backstop Party agreed to backstop the Rights Offering in a certain specified amount (collectively, the “Backstop Commitments”). Pursuant to the Backstop Commitment Agreement, each of the Backstop Parties, severally and not jointly, agreed to participate in the Rights Offering and purchase the Rights Offering Shares in accordance with the percentages set forth in the Backstop Commitment Agreement (the “Backstop Party Percentages”) to the extent unsubscribed under the Rights Offering. In exchange for providing the Backstop Commitments, the Company has agreed to pay the Backstop Parties, subject to approval by the Bankruptcy Court, a backstop commitment fee in an amount equal to six percent of the aggregate amount of the Backstop Commitments payable in New Common Shares issued at the same price as the Rights Offering Equity, and to reimburse the administrative expenses incurred by the Backstop Parties in connection with the Backstop Commitment Agreement.

The Backstop Commitment Agreement will be terminable by the Company and/or the Requisite Commitment Parties (as defined in the Backstop Commitment Agreement) upon certain customary events specified therein, including, among others, (i) the termination of the RSA, (ii) the failure to meet certain specified milestones, or (iii) (A) the Bankruptcy Court approves or authorizes the Company to enter into an Alternative Transaction (as defined in the Backstop Commitment Agreement) or (B) entry by the Company into any contract providing for the consummation of any Alternative Transaction or files any motion or application seeking authority to propose, join in or participate in the formation of, any actual or proposed Alternative Transaction. The Company may be required to pay a termination fee in the amount of $8,000,000 to non-defaulting Backstop Parties if the Backstop Commitment Agreement is terminated under certain conditions.

Restrictions on Trading of Our Equity Securities to Protect Our Use of Net Operating Losses

The Bankruptcy Court has issued a final order pursuant to Sections 105(a), 362(a)(3) and 541 of the Bankruptcy Code enabling us and the Chapter 11 Subsidiaries to avoid limitations on the use of our income tax net operating loss carryforwards and certain other tax attributes by imposing certain notice procedures and transfer restrictions on the trading of our equity securities. In general, the order applies to any person that, directly or indirectly, beneficially owns (or would beneficially own as a result of a proposed transfer) at least 5.0 percent of our outstanding common stock (a “Substantial Stockholder”), and requires that each Substantial Stockholder file with the Bankruptcy Court and serve us with notice of such status. Under the order, prior to any proposed acquisition or disposition of equity securities that would result in an increase or decrease in the amount of our equity securities owned by a Substantial Stockholder, or that would result in a person or entity becoming a Substantial Stockholder, such person or entity is required to file with the Bankruptcy Court and notify us of such acquisition or disposition. We have the right to seek an injunction from the Bankruptcy Court to prevent certain acquisitions or sales of our common stock if the acquisition or sale would pose a material risk of adversely affecting our ability to utilize such tax attributes.

Risks Associated with Chapter 11 Proceedings

For the duration of our Chapter 11 proceedings, our operations and our ability to develop and execute our business plan are subject to the risks and uncertainties associated with the Chapter 11 proceedings as described in Item 1A, “Risk Factors.” As a result of these risks and uncertainties, our assets, liabilities, officers and/or directors could be significantly different following the outcome of the Chapter 11 proceedings, and the description of our operations, properties and capital plans included in our Annual Report on Form 10-K for the year ended December 31, 2016 may not accurately reflect our operations, properties and capital plans following the Chapter 11 process.

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

SANDRIDGE ENERGY, INC.

BROOK MERGER SUB, INC.

AND

BONANZA CREEK ENERGY, INC.

DATED AS OF NOVEMBER 14, 2017

- i -

- ii -

- iii -

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER, dated as of November 14, 2017 (this “Agreement”), is entered into by and among SandRidge Energy, Inc., a Delaware corporation (“Parent”), Brook Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), and Bonanza Creek Energy, Inc., a Delaware corporation (the “Company”) and collectively with Parent and Merger Sub, the “Parties”).

RECITALS

WHEREAS, the Board of Directors of the Company (the “Company Board”), at a meeting duly called and held, (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company’s stockholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) directed that this Agreement be submitted to the holders of Company Common Stock for adoption and (d) resolved to recommend that the holders of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger;

WHEREAS, the Board of Directors of Parent (the “Parent Board”), at a meeting duly called and held, (a) determined that this Agreement and the transactions contemplated hereby, including the issuance of the shares of common stock of Parent, par value $0.001 per share (“Parent Common Stock”), pursuant to this Agreement (the “Parent Common Stock Issuance”), are fair to, and in the best interest of, Parent and Parent’s shareholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Common Stock Issuance and (c) recommended that the holders of Parent Common Stock approve the Parent Common Stock Issuance; and

WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) has by unanimous vote (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Merger Sub’s sole stockholder, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and (c) submitted this Agreement to Parent, as sole stockholder of Merger Sub, for adoption thereby and recommended that Parent approve and adopt this Agreement and the transactions contemplated hereby, including the Merger (and Parent, as sole stockholder, has executed and delivered a unanimous written consent of the sole stockholder of Merger Sub adopting this Agreement and approving the transactions contemplated hereby in accordance with the DGCL (as defined herein), which consent shall become effective immediately following the execution and delivery of this Agreement).

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained in this Agreement, and for other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

ARTICLE I

CERTAIN DEFINITIONS

1.1 Certain Definitions. As used in this Agreement, the following terms have the meanings set forth below:

“2017 Bonus” has the meaning set forth in Section 6.14(b).

“Affiliate” means, with respect to a specified Person, any other Person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified Person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling,” “controlled by” and “under common control with”) means, with respect to a Person, the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through the ownership of equity interests, including, but not limited to, voting securities, by contract or agency or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with Parent or any of the Parent Subsidiaries) involving: (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or “group” (as defined under Section 13(d) of the Exchange Act) of any business or assets of the Company or any Company Subsidiary (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of the Company’s and the Company Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any direct or indirect acquisition of beneficial ownership by any Person or “group” of 20% or more of the outstanding shares of Company Common Stock or any tender or exchange offer that, if consummated, would result in any Person or “group” beneficially owning 20% or more of the outstanding shares of Company Common Stock or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company which is structured to permit any Person or “group” or stockholders of any Person to acquire beneficial ownership of 20% or more of the Company’s and the Company Subsidiaries’ assets or equity interests.

“Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Appraisal Shares” has the meaning set forth in Section 3.3(i).

“Benefit Plan” means (a) any “employee benefit plan” (within the meaning of Section 3(3) of ERISA, regardless of whether such plan is subject to ERISA), and (b) any equity or equity-based, bonus, incentive, deferred compensation, hospitalization or other medical, dental, vision, accident, disability, or life insurance plan, or any employment, change in control, retention or severance pay agreement.

“Book-Entry Shares” has the meaning set forth in Section 3.3(b)(i).

“Business Day” means any day that is a trading day on the NYSE.

“Cash Portion” has the meaning set forth in Section 3.1(b)(i).

“Certificate of Merger” has the meaning set forth in Section 2.2(b).

“Certificates” has the meaning set forth in Section 3.4(b)(i).

“Closing” has the meaning set forth in Section 2.2(a).

“Closing Date” has the meaning set forth in Section 2.2(a).

“Code” means the Internal Revenue Code of 1986.

“Company” has the meaning set forth in the Preamble.

“Company Balance Sheet” has the meaning set forth in Section 4.6(c).

“Company Benefit Plan” means a Benefit Plan maintained, sponsored or contributed to by the Company or any Company Subsidiary.

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in Section 4.4(b).

“Company Change in Recommendation” has the meaning set forth in Section 6.4(c).

“Company Common Stock” has the meaning set forth in Section 3.1(b)(i).

“Company Disclosure Letter” has the meaning set forth in Article IV.

“Company Expenses” means an amount equal to the lesser of (a) the reasonable and documented out-of-pocket fees and expenses incurred by the Company in connection with this Agreement and the transactions contemplated by this Agreement and (b) $3,730,888.

“Company Intellectual Property” has the meaning set forth in Section 4.18.

“Company Intervening Event” means any material event, fact, circumstance, development or occurrence that is not known by the Company Board as of the date of this Agreement (or if known, the magnitude or material consequences of which are not known by the Company Board as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known (or the magnitude or material consequences thereof become known) to or by the Company Board prior to obtaining Company Stockholder Approval;

provided, however that no event, fact, circumstance, development or occurrence shall constitute or be deemed to constitute a Company Intervening Event if it (a) relates to a Company Superior Proposal or an Alternative Proposal, (b) relates to changes in the market price or trading volume of the Company Common Stock or the Parent Common Stock or the fact that a Party or any Subsidiary of a Party meets or exceeds (or fails to meet or exceed) internal or published projections or guidance, or (c) results from any (i) action taken or omitted by Company or any Company Subsidiary that is required to be taken or omitted by the Company or any Company Subsidiary pursuant this Agreement or (ii) breach of this Agreement by the Company or any of the Company Subsidiaries or its or their directors, officers, employees or other Representatives.

“Company Intervening Event Notice” has the meaning set forth in Section 6.4(f).

“Company Intervening Event Notice Period has the meaning set forth in Section 6.4(f).

“Company Material Adverse Effect” means any fact, circumstance, development, change, event, effect or occurrence that, individually or in the aggregate, has a material adverse effect on (a) the business, assets, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole, or (b) the ability of the Company to consummate the Merger; provided that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been a Company Material Adverse Effect: any change, event, effect or occurrence that results from or arises in connection with (i) (A) the oil and gas exploration and production industry generally; (B) the natural gas gathering, compressing, treating, processing and transportation industry generally; (C) the natural gas liquids fractionating and transportation industry generally; (D) the crude oil and condensate logistics and marketing industry generally; and (E) the natural gas marketing and trading industry generally (including in each case changes in the Laws affecting such industries), (ii) general economic or regulatory, legislative or political conditions (or changes therein) or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), (iii) any change or prospective change in applicable Law or GAAP (or interpretation or enforcement thereof), (iv) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage, terrorism or any epidemics, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism or any epidemics, (v) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster or any other national or international calamity or crises, (vi) the failure, in and of itself, of the Company or the Company Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes or prospective changes in the market price or trading volume of the Company Common Stock or the credit rating of the Company (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Company Material Adverse Effect if such facts are not otherwise excluded under this definition), (vii) the announcement, pendency and consummation of any of the transactions contemplated hereby or any Proceeding in respect of this Agreement or any of the transactions contemplated hereby (provided that the exception in this clause (vii) shall not apply to any representation or warranty contained in Section 4.5), (viii) the compliance with the covenants contained in this Agreement (provided that the exception in this clause (viii) shall not apply to any representation or warranty contained in Section 4.5 or to any obligation of the Company or any Company Subsidiary in accordance with Section 6.1), (ix) (A) any action taken by the Company or any Company Subsidiary at Parent’s written request or with Parent’s written consent or (B) the failure to take any action by the Company or any Company Subsidiary if that action is prohibited by this Agreement to the extent that Parent fails to give its written consent after receipt of a request therefor and (x) the identity of, or any facts or circumstances relating to, Parent, Merger Sub or their respective Affiliates, except in the case of clauses (i), (ii) or (iii) to the extent disproportionately affecting the Company or any Company Subsidiary when compared to other Persons operating in the same industries.

“Company Permits” has the meaning set forth in Section 4.16(b).

“Company Preferred Stock” has the meaning set forth in Section 4.2(a).

“Company Reserve Report” has the meaning set forth in Section 4.13.

“Company RSU” means all restricted share units payable in shares of Company Common Stock or whose value is determined with reference to the value of shares of Company Common Stock, granted pursuant to the Company Stock Plan.

“Company Specified Contract” has the meaning set forth in Section 4.14(a).

“Company Stock Option” means all stock options to acquire shares of Company Common Stock from the Company granted pursuant to the Company Stock Plan.

“Company Stock Plan” means the Bonanza Creek Energy, Inc. 2017 Long Term Incentive Plan.

“Company Stockholder” has the meaning set forth in the Recitals.

“Company Stockholder Approval” has the meaning set forth in Section 4.4(c).

“Company Stockholders Meeting” means the meeting of the stockholders of the Company to consider the adoption of this Agreement (including any postponement, adjournment or recess thereof).

“Company Subsidiary” means each Subsidiary of the Company.

“Company Superior Proposal” means an unsolicited, bona fide written proposal by any Person or group (other than Parent or any of its Affiliates) to acquire, directly or indirectly or as a result of which the stockholders of any Person (other than Parent or any of its Affiliates) would acquire, (a) businesses or assets of the Company or any Company Subsidiary (including capital stock or ownership interest in any Subsidiary) that generated 50%

or more of the Company’s and the Company Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, respectively, or (b) more than 50% of the outstanding shares of Company Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Company Board or any committee thereof, after consultation with its advisors and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or “group” making such proposal, would, if consummated in accordance with its terms, result in a transaction more favorable, from a financial point of view, to the Company’s stockholders than the transactions contemplated by this Agreement.

“Company Superior Proposal Notice” has the meaning set forth in Section 6.4(e)(iii).

“Company Superior Proposal Notice Period” has the meaning set forth in Section 6.4(e)(iii).

“Company Warrants” means any of the warrants issued pursuant to the Company Warrant Agreement.

“Company Warrant Agreement” means that certain Warrant Agreement dated as of April 28, 2017 by and among the Company and Broadridge Corporate Issuer Solutions, Inc.

“Compensation Exchange Ratio” means the sum of (a) the Exchange Ratio and (b) the quotient of (i) the Cash Portion divided by (ii) the Parent Stock Price.

“Confidentiality Agreement” has the meaning set forth in Section 6.8(b).

“Consent” has the meaning set forth in Section 4.5(b).

“Continuation Period” has the meaning set forth in Section 6.14(a).

“Continuing Employee” has the meaning set forth in Section 6.14(a).

“Contract” has the meaning set forth in Section 4.5(a).

“Converted RSU” has the meaning set forth in Section 3.2(b)(ii).

“Converted Stock Option” has the meaning set forth in Section 3.2(b)(i).

“Derivative Transaction” means any forward, future, hedge, swap, collar, put, call, floor, cap, option, warrant or other Contract or transaction that relates to one or more currencies, commodities (including Hydrocarbons and produced Hydrocarbons), bonds, equity securities, loans, interest rates, catastrophe events, weather-related events, credit-related events or conditions or any indexes, or any other similar Contract or transaction (or combination of any of these transactions), and any related credit support, collateral or other similar arrangements related to such transactions.

“DGCL” means the Delaware General Corporation Law, 8 Del. C. §8-101 et seq.

“Director RSU” has the meaning set forth in Section 3.2(b)(ii).

“Effective Time” has the meaning set forth in Section 2.2(b).

“Environmental Law” means any Law that relates to pollution or protection of the environment or natural resources.

“Environmental Permit” means any permit, license, consent, certification, variance, exemption, approval or other authorization required under any Environmental Law.

“ERISA” means the Employee Retirement Income Security Act of 1974, 29 U.S.C. § 1001 et seq.

“ERISA Affiliate” means all Persons (whether or not incorporated) that would be treated together with a Person or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, 15 U.S.C. § 78a et seq., and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 3.3(a).

“Exchange Fund” means any cash and shares of Parent Common Stock deposited with the Exchange Agent (including as payment for fractional shares in accordance with Section 3.3(h) and any dividends or other distributions in accordance with Section 3.3(g)).

“Exchange Ratio” means the following (in each case rounded to four decimal places): (a) if the Parent Stock Price is an amount greater than $21.38, then the Exchange Ratio shall be 0.7858, (b) if the Parent Stock Price is an amount greater than or equal to $17.50 but less than or equal to $21.38, then the Exchange Ratio shall be an amount equal to the quotient obtained by dividing (i) $16.80 by (B) the Parent Stock Price, and (c) if the Parent Stock Price is an amount less than $17.50, then the Exchange Ratio shall be 0.9600.

“Filed Company SEC Documents” has the meaning set forth in Article IV.

“Filed Parent SEC Documents” has the meaning set forth in Article V.

“GAAP” means U.S. generally accepted accounting principles.

“Governmental Entity” has the meaning set forth in Section 4.5(b).

“Hazardous Material” means any substance, material or waste that is listed, defined, designated, classified or otherwise regulated as “hazardous”, “toxic”, a “pollutant” or “contaminant” or words of similar meaning and regulatory effect pursuant to any Environmental Laws due to their hazardous or deleterious properties or characteristics, including petroleum and petroleum byproducts and asbestos.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, 15 U.S.C. § 18a et seq., and the rules and regulations promulgated thereunder.

“Hydrocarbons” means crude oil, natural gas, condensate, drip gas and natural gas liquids (including coalbed gas) and other liquids or gaseous hydrocarbons or any combination thereof produced or associated therewith.

“Indebtedness” of any Person means, without duplication: (a) indebtedness of such Person for borrowed money; (b) obligations of such Person to pay the deferred purchase or acquisition price for any property of such Person; (c) reimbursement obligations of such Person in respect of drawn letters of credit or similar instruments issued or accepted by banks and other financial institutions for the account of such Person; (d) obligations of such Person under a lease to the extent such obligations are required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP; (e) indebtedness of others as described in clauses (a) through (d) above guaranteed by such Person; but Indebtedness does not include accounts payable to trade creditors, or accrued expenses arising in the ordinary course of business consistent with past practice, in each case, that are not yet due and payable, or are being disputed in good faith, and the endorsement of negotiable instruments for collection in the ordinary course of business.

“Indemnification Expenses” has the meaning set forth in Section 6.12(a).

“Indemnified Parties” has the meaning set forth in Section 6.12(a).

“Intellectual Property” means all intellectual property and similar proprietary rights, including intellectual property rights in the following: (a) trademarks, service marks, trade dress, logos, slogans, domain names, trade names and corporate names, all applications and registrations for the foregoing, including all renewals of the same, (b) inventions (regardless of whether patentable), utility models, supplementary protection certifications, patents and patent applications, including divisions, continuations, continuations-in-part and renewal applications, and including renewals, extensions, reexaminations and reissues, (c) confidential information, trade secrets and know-how and (d) copyrightable works of authorship (including databases and other compilations of information), copyrights, computer software, industrial designs and other design rights, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof.

“Joint Proxy Statement” has the meaning set forth in Section 4.5(b).

“Judgment” means any judgment, settlement, order, decision, direction, writ, injunction, decree, stipulation or legal or arbitration award of, or promulgated or issued by, a Governmental Entity.

“Knowledge” means the actual knowledge, after reasonable inquiry, of, in the case of the Company and the Company Subsidiaries, the individuals listed in Section 1.1 of the Company Disclosure Letter and in the case of Parent and the Merger Sub, the individuals listed in Section 1.1 of the Parent Disclosure Letter.

“Law” means any law, rule, regulation, ordinance, code, statute, Judgment, order, decree, ruling, treaty, convention, governmental directive, injunction or other legally enforceable requirement, U.S. or non-U.S., of any Governmental Entity, including common law.

“Letter of Transmittal” has the meaning set forth in Section 3.3(b)(i).

“Lien” means any mortgage, lien, charge, restriction (including restrictions on transfer), pledge, security interest, option, right of first offer or refusal, preemptive right, lease or sublease, claim, right of any third party, covenant, right of way, easement, encroachment or encumbrance.

“Measurement Date” has the meaning set forth in Section 4.2(a).

“Merger” has the meaning set forth in Section 2.1.

“Merger Consideration” has the meaning set forth in Section 3.1(b)(i).

“Merger Sub” has the meaning set forth in the Preamble.

“Merger Sub Board” has the meaning set forth in the Recitals.

“MIP” has the meaning set forth in Section 6.14(b).

“New Director” has the meaning set forth in Section 6.18.

“NYSE” means the New York Stock Exchange.

“Oil and Gas Properties” means (a) all interests in and rights with respect to oil, gas, mineral, and similar properties of any kind and nature, including working, leasehold and mineral interests and operating rights and royalties, overriding royalties, production payments, net profit interests and other non-working interests and non-operating interests (including all oil and gas leases, operating agreements, unitization and pooling agreements and orders, division orders, transfer orders, mineral deeds, royalty deeds, and in each case, interests thereunder) and (b) all surface interests, fee mineral interests, reversionary interests, reservations, and concessions relating to any of the items identified in clause (a).

“Organizational Documents” means (a) with respect to a corporation, the charter, articles or certificate of incorporation, as applicable, and bylaws thereof, (b) with respect to a limited liability company, the certificate of formation or organization, as applicable, and the operating or limited liability company agreement thereof, (c) with respect to a partnership (general or limited), the certificate of formation or partnership and the partnership agreement, and (d) with respect to any other Person the organizational, constituent and/or governing documents and/or instruments of such Person.

“Other Party” means, (a) with respect to Parent and the Parent Subsidiaries, the Company and (b) with respect to the Company and the Company Subsidiaries, Parent and Merger Sub.

“Outside Date” has the meaning set forth in Section 8.1(e).

“Parent” has the meaning set forth in the Preamble.

“Parent Alternative Proposal” means any contract, proposal, offer or indication of interest relating to any transaction or series of related transactions (other than transactions with the Company or any Company Subsidiary) involving: (a) any direct or indirect acquisition (by asset purchase, stock purchase, merger, or otherwise) by any Person or “group” (as defined under Section 13(d) of the Exchange Act) of any business or assets of Parent or any of the Parent Subsidiaries (including capital stock of or ownership interest in any Subsidiary) that generated 20% or more of Parent’s and the Parent Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, or any license, lease or long-term supply agreement having a similar economic effect, (b) any direct or indirect acquisition of beneficial ownership by any Person or “group” of 20% or more of the outstanding shares of Parent Common Stock or any tender or exchange offer that, if consummated, would result in any Person or “group” beneficially owning 20% or more of the outstanding shares of Parent Common Stock or (c) merger, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Parent which is structured to permit any Person or “group” or stockholders of any Person to acquire beneficial ownership of 20% or more of Parent’s and the Parent Subsidiaries’ assets or equity interests.

“Parent Balance Sheet” has the meaning set forth in Section 5.6(c).

“Parent Benefit Plan” means a Benefit Plan maintained, sponsored or contributed to by Parent or any Parent Subsidiary

“Parent Board” has the meaning set forth in the Recitals.

“Parent Board Recommendation” has the meaning set forth in Section 5.4(b).

“Parent Change in Recommendation” means the taking of any of the following actions: (a) any failure to include the Parent Board Recommendation in the Joint Proxy Statement, (b) any withdrawal, modification or qualification, or publicly proposing to withdraw, modify or qualify, in a manner adverse to the Company, the Parent Board Recommendation, (c) any failure to recommend against acceptance of any tender offer or exchange offer for the shares of Parent Common Stock within 10 Business Days after commencement of any such offer, (d) recommending, adopting or approving, or proposing publicly to recommend, adopt or approve, any Parent Alternative Proposal or any letter of intent, agreement in principal, acquisition agreement or similar Contract relating to any Parent Alternative Proposal or (e) resolving or agreeing to take any of the actions contained in clauses (a) through (d) above.

“Parent Common Stock” has the meaning set forth in the Recitals.

“Parent Common Stock Issuance” has the meaning set forth in the Recitals.

“Parent Disclosure Letter” has the meaning set forth in Article V.

“Parent Expenses” means an amount equal to the lesser of (a) the reasonable and documented out-of-pocket fees and expenses incurred by Parent in connection with this Agreement and the transactions contemplated by this Agreement and (b) $3,730,888.

“Parent Intellectual Property” has the meaning set forth in Section 5.18.

“Parent Intervening Event” means any material event, fact, circumstance, development or occurrence that is not known by the Parent Board as of the date of this Agreement (or if known, the magnitude or material consequences of which are not known by the Parent Board as of the date of this Agreement), which event, fact, circumstance, development or occurrence becomes known (or the magnitude or material consequences thereof become known) to or by the Parent Board prior to obtaining Parent Stockholder Approval; provided, however that no event, fact, circumstance, development or occurrence shall constitute or be deemed to constitute a Parent Intervening Event if it (a) relates to a Parent Superior Proposal or a Parent Alternative Proposal, (b) relates to changes in the market price or trading volume of the Parent Common Stock or the Company Common Stock or the fact that a Party or any Subsidiary of a Party meets or exceeds (or fails to meet or exceed) internal or published projections or guidance, or (c) results from any (i) action taken or omitted by Parent or any of the Parent Subsidiaries that is required to be taken or omitted by Parent or any of the Parent Subsidiaries pursuant to this Agreement or (ii) breach of this Agreement by Parent or any of the Parent Subsidiaries or its or their directors, officers, employees or other Representatives.

“Parent Intervening Event Notice” has the meaning set forth in Section 6.5(f).

“Parent Intervening Event Notice Period has the meaning set forth in Section 6.5(f).

“Parent Material Adverse Effect” means any fact, circumstance, development, change, event, effect or occurrence that, individually or in the aggregate, (a) has a material adverse effect on the business, assets, properties, financial condition or results of operations of Parent and the Parent Subsidiaries, taken as a whole, or (b) prevents the consummation of the Merger; provided that none of the following shall be deemed either alone or in combination to constitute, and none of the following shall be taken into account in determining whether there has been a Parent Material Adverse Effect: any change, event, effect or occurrence that results from or arises in connection with (i) (A) the oil and gas exploration and production industry generally; (B) the natural gas gathering, compressing, treating, processing and transportation industry generally; (C) the natural gas liquids fractionating and transportation industry generally; (D) the crude oil and condensate logistics and marketing industry generally; and (E) the natural gas marketing and trading industry generally (including in each case changes in the Laws affecting such industries), (ii) general economic or regulatory, legislative or political conditions (or changes therein) or securities, credit, financial or other capital markets conditions (including changes generally in prevailing interest rates, currency exchange rates, credit markets and price levels or trading volumes), (iii) any change or prospective change in applicable Law or GAAP (or interpretation or enforcement thereof), (iv) geopolitical conditions, the outbreak or escalation of hostilities, any acts of war (whether or not declared), sabotage, terrorism or any epidemics, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism or any epidemics, (v) any hurricane, tornado, flood, volcano, earthquake or other natural or man-made disaster or any other national or international calamity or crises, (vi) the failure, in and of itself, of Parent or any Parent Subsidiaries to meet any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics before, on or after the date of this Agreement, or changes or prospective changes in the market price or trading volume of Parent Common Stock or the credit rating of Parent (it being understood that the underlying facts giving rise or contributing to such failure or change may be taken into account in determining whether there has been a Parent Material Adverse Effect if such facts are not otherwise excluded under this definition), (vii) the announcement, pendency and consummation of any of the transactions contemplated hereby or any Proceeding in respect of this Agreement or any of the transactions contemplated hereby (provided that the exception in this clause (vii) shall not apply to any representation or warranty contained in Section 5.5), (viii) the compliance with the covenants contained in this Agreement (provided that the exception in this clause (viii) shall not apply to any representation or warranty contained in Section 5.5 or to any obligation of Parent or any of the Parent Subsidiaries in accordance with Section 6.2), (ix) (A) any action taken by Parent or any Parent Subsidiaries at the Company’s written request or with the Company’s written consent or (B) the failure to take any action by Parent or any Parent Subsidiaries if that action is prohibited by this Agreement to the extent that the Company fails to give its written consent after receipt of a request therefor and (x) the identity of, or any facts or circumstances relating to, the Company or any Company Subsidiary, except in the case of clauses (i), (ii) or (iii) to the extent disproportionately affecting Parent or any of the Parent Subsidiaries when compared to other Persons operating in the same industries.

“Parent Permits” has the meaning set forth in Section 5.16(b).

“Parent Preferred Stock” has the meaning set forth in Section 5.2(a).

“Parent Reserve Report” has the meaning set forth in Section 5.13.

“Parent Restricted Shares” means any share of Parent Common Stock subject to vesting or forfeiture granted under the Parent Stock Plan.

“Parent Specified Contract” has the meaning set forth in Section 5.14(a).

“Parent Stock Plan” means the SandRidge Energy, Inc. 2016 Omnibus Incentive Plan.

“Parent Stock Price” means the average of the VWAPs of Parent Common Stock on each of the 20 consecutive Business Days ending on (and including) the Business Day that is three Business Days prior to the Closing Date.

“Parent Stockholder Approval” has the meaning set forth in Section 5.4(c).

“Parent Stockholders Meeting” means the meeting of the stockholders of Parent to consider the approval of the Parent Common Stock Issuance (including any postponement, adjournment or recess thereof).

“Parent Subsidiaries” means each Subsidiary of Parent.

“Parent Superior Proposal” means an unsolicited bona fide written proposal by any Person or “group” (other than Parent or any of its Affiliates) to acquire, directly or indirectly or as a result of which the stockholders of any Person (other than Parent or any of its Affiliates) would acquire, (a) businesses or assets of Parent or any Subsidiary of Parent (including capital stock or ownership interest in any Subsidiary) that generated 50% or more of Parent’s and the Parent Subsidiaries’ net revenue or earnings before interest, Taxes, depreciation and amortization for the preceding twelve months, respectively or (b) more than 50% of the outstanding shares of Parent Common Stock, in each case whether by way of merger, amalgamation, share exchange, tender offer, exchange offer, recapitalization, consolidation, sale of assets or otherwise, that in the good faith determination of the Parent Board or any committee thereof, after consultation with its advisors and after taking into account relevant legal, financial, regulatory, estimated timing of consummation and other aspects of such proposal and the Person or “group” making such proposal, would, if consummated in accordance with its terms, result in a transaction more favorable, from a financial point of view, to Parent’s stockholders than the transactions contemplated by this Agreement.

“Parent Superior Proposal Notice” has the meaning set forth in Section 6.5(e)(iii).

“Parent Superior Proposal Notice Period” has the meaning set forth in Section 6.5(e)(iii).

“Parent Warrant Agreement” means that certain Warrant Agreement dated as of October 4, 2016, by and among Parent and American Stock Transfer & Trust Company, LLC.

“Party” means a party to this Agreement.

“Permitted Liens” means, collectively:

(a) to the extent not applicable to the transactions contemplated hereby or otherwise waived in writing prior to the Effective Time, preferential purchase rights, rights of first refusal, purchase options and similar rights granted pursuant to any contracts, including joint operating agreements, joint ownership agreements, stockholders agreements, organic documents and other similar agreements and documents;

(b) contractual or statutory mechanic’s, materialmen’s, warehouseman’s, journeyman’s and carrier’s Liens and other similar Liens arising in the ordinary course of business for amounts not yet delinquent and Liens (including statutory Liens) for Taxes or assessments that are not yet delinquent or, in each case, that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP;

(c) lease burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable, including any royalty, overriding royalty, net profits interest, production payment, carried interest or reversionary working interest;

(d) (i) contractual or statutory Liens securing obligations for labor, services, materials and supplies furnished to mineral interests, (ii) Liens on pipeline or pipeline facilities that arise out of operation of Law, or (iii) Liens arising in the ordinary course of business under operating agreements, joint venture agreements, partnership agreements, oil and gas leases, farm-out agreements, division orders, contracts for the sale, purchase, transportation, processing or exchange of oil, gas or other Hydrocarbons, unitization and pooling declarations and agreements, area of mutual interest agreements, development agreements, joint ownership arrangements and other agreements that are customary in the oil and gas business; provided, however, that, in the case of any Lien described in this clause (d), such Lien secures obligations that are not yet delinquent or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP;

(e) Liens incurred in the ordinary course of business on cash or securities pledged in connection with workmen’s compensation, unemployment insurance or other forms of governmental insurance or benefits, or to secure performance of tenders, statutory obligations, leases and contracts entered into in the ordinary course of business (including lessee and operator obligations under statute, governmental regulations or instruments related to the ownership, exploration and production of oil, gas and minerals on state, federal or foreign lands or waters) or to secure obligations on surety or appeal bonds; provided, however, that, in the case of any Lien described in this clause (e), such Lien secures obligations that are not yet delinquent or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP;

(f) pre-judgment Liens and judgment Liens in existence less than 15 days after the entry thereof or with respect to which execution has been stayed or the payment of which is covered in full (subject to a customary deductible) by insurance or for which adequate reserves have been established in accordance with GAAP;

(g) Liens resulting from the deposit of funds or evidences of Indebtedness in trust for the purpose of defeasing Indebtedness of the Company or the Company Subsidiaries or the Parent or the Parent Subsidiaries, as applicable, to the extent existing on the date of this Agreement;

(h) customary Liens for the fees, costs and expenses of trustees and escrow agents pursuant to the indenture, escrow agreement or other similar agreement establishing such trust or escrow arrangement;

(i) rights reserved to or vested in any Governmental Entity to control or regulate any of the Company’s or Parent’s or their respective Subsidiaries’ properties or assets in any manner;

(j) all easements, zoning restrictions, rights-of-way, servitudes, permits, surface leases and other similar rights in respect of surface operations, and easements for pipelines, streets, alleys, highways, telephone lines, power lines, railways and other easements and rights-of-way, on, over or in respect of any of the properties of the Company or Parent or any of their respective Subsidiaries that are customarily granted in the oil and gas industry and (i) do not materially interfere with the operation, value or use of the property or asset affected or (ii) increase the burdens payable to third parties that are deducted in the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable;

(k) such Liens and other title defects as Parent (in the case of title defects with respect to properties or assets of the Company or the Company Subsidiaries) or the Company (in the case of title defects with respect to properties or assets of Parent or the Parent Subsidiaries), as applicable, has expressly waived in writing; and

(l) all other Liens, defects and irregularities not arising in connection with Indebtedness, and any encroachments, overlapping improvements, and other state of facts as would be shown on an accurate survey of any real property, that, in each case, are not such as to materially interfere with the operation, value or use of the property or asset affected and that would not adversely affect the calculation of discounted present value in the Company Reserve Report or the Parent Reserve Report, as applicable.

“Person” means any individual, corporation, limited liability company, limited or general partnership, limited liability partnership, joint venture, association, joint stock company, trust, unincorporated organization, Governmental Entity, or any group composed of two or more of the foregoing.

“Proceeding” has the meaning set forth in Section 4.15.

“Qualified Continuing Employee” has the meaning set forth in Section 6.14(b).

“Registration Statement” the registration statement on Form S-4 to be filed with the SEC by Parent pursuant to which shares of Parent Common Stock issuable in the Merger will be registered with the SEC (including any amendments or supplements).

“Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping or disposing of Hazardous Materials into the environment.

“Replacement Plans” has the meaning set forth in Section 6.14(c).

“Representatives” means with respect to a Person, its directors, officers, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative.

“Rights” means, with respect to any Person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such person to issue, transfer or sell any equity interest of such person or any of its Subsidiaries or any securities convertible into or exchangeable for such equity interests or (b) contractual obligations of such person (or the general partner of such person) to repurchase, redeem or otherwise acquire any equity interest in such person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this definition.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, 15 U.S.C. § 77a et seq., and the rules and regulations promulgated thereunder.

“Share Portion” has the meaning set forth in Section 3.1(b)(i).

“Subsidiary” means, with respect to a Person, any Person, whether incorporated or unincorporated, of which (a) at least 50% of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other Persons performing similar functions, (b) a general partner interest or (c) a managing member interest, is directly or indirectly owned or controlled by such Person or by one or more of its respective Subsidiaries.

“Surviving Entity” has the meaning set forth in Section 2.1.

“Takeover Law” means any “fair price,” “moratorium,” “control share acquisition,” “business combination” or any other anti-takeover Law or similar Law enacted under state or federal Law.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with any Governmental Entity with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

“Taxes” means all taxes, charges, fees, levies or other assessments, including all net income, gross income, gross receipts, sales, use, ad valorem, goods and services, capital, transfer, franchise, profits, license, withholding, payroll, employment, employer health, excise, estimated, severance, stamp, occupation, property or other taxes, custom duties, or other similar assessments or charges in the nature of a tax, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection with any of the foregoing.

“Termination Fee” has the meaning set forth in Section 8.4(j).

“Treasury Regulations” means the regulations promulgated under the Code, as such regulations may be amended from time to time.

“Voting Company Debt” has the meaning set forth in Section 4.2(c).

“Voting Parent Debt” has the meaning set forth in Section 5.2(c).

“VWAP” means, for any Business Day, the volume-weighted average price per share of Parent Common Stock on the NYSE (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Company and Parent).

“Willful Breach” has the meaning set forth in Section 8.3.

1.2 Interpretation. Unless expressly provided for elsewhere in this Agreement, this Agreement will be interpreted in accordance with the following provisions:

(a) the words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used;

(b) examples are not to be construed to limit, expressly or by implication, the matter they illustrate;

(c) the word “including” and its derivatives means “including without limitation” and is a term of illustration and not of limitation;

(d) all definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings;

(e) a defined term has its defined meaning throughout this Agreement and each exhibit, schedule, certificate or other document to this Agreement, regardless of whether it appears before or after the place where it is defined;

(f) all references to prices, values or monetary amounts refer to United States dollars;

(g) wherever used herein, any pronoun or pronouns will be deemed to include both the singular and plural and to cover all genders;

(h) this Agreement has been jointly prepared by the Parties, and this Agreement will not be construed against any Person as the principal draftsperson hereof or thereof and no consideration may be given to any fact or presumption that any Party had a greater or lesser hand in drafting this Agreement;

(i) the captions of the articles, sections or subsections appearing in this Agreement are inserted only as a matter of convenience and in no way define, limit, construe or describe the scope or extent of such section, or in any way affect this Agreement;

(j) any references herein to a particular Section, Article, Annex or Schedule means a Section or Article of, or an Annex or Schedule to, this Agreement unless otherwise expressly stated herein;

(k) the Annexes and Schedules attached to this Agreement are incorporated herein by reference and will be considered part of this Agreement;

(l) unless otherwise specified herein, all accounting terms used herein will be interpreted, and all determinations with respect to accounting matters hereunder will be made, in accordance with GAAP, applied on a consistent basis;

(m) any references to (i) any Contract (including this Agreement), statute or regulation are to the Contract, statute or regulation as amended, modified, supplemented, restated or replaced from time to time (in the case of Contract, to the extent permitted by the terms thereof and, if applicable, by the terms of this Agreement); (ii) any Governmental Entity include any successor to that Governmental Entity; and (iii) any applicable Law refers to such applicable Law as amended, modified, supplemented or replaced from time to time (and, in the case of statutes, include any rules and regulations promulgated under such statute) and references to any section of any applicable Law or other law include any successor to such section;

(n) all references to days mean calendar days unless otherwise provided; and

(o) all references to time mean Houston, Texas time.

ARTICLE II

THE MERGER; EFFECTS OF THE MERGER

2.1 The Merger. Upon the terms and subject to the conditions of this Agreement, at the Effective Time, Merger Sub will be merged with and into the Company (the “Merger”) in accordance with the provisions of

Section 251 of the DGCL. As a result of the Merger, the separate existence of Merger Sub shall cease and the Company shall continue its existence under the laws of the State of Delaware as the surviving entity (in such capacity, the Company is sometimes referred to herein as the “Surviving Entity”).

2.2 Closing.

(a) The closing of the Merger (the “Closing”), shall take place at 8:00 a.m., Houston, Texas time, on a date that is three Business Days following the satisfaction or (to the extent permitted by applicable Law) waiver in accordance with this Agreement of all of the conditions set forth in Article VII (the “Closing Date”) (other than any such conditions which by their nature cannot be satisfied until the Closing Date, which shall be required to be so satisfied or (to the extent permitted by applicable Law) waived in accordance with this Agreement on the Closing Date) at the offices of Kirkland & Ellis LLP in Houston, Texas, or such other time, date and/or place as Parent and the Company may agree in writing.

(b) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date after the Closing, Merger Sub and the Company will cause a certificate of merger prepared and executed in accordance with the relevant provisions of the DGCL (the “Certificate of Merger”) to be executed and filed with the Office of the Secretary of State of the State of Delaware. The Merger shall become effective upon the filing of the Certificate of Merger with the Office of the Secretary of State of the State of Delaware, or, subject to the DGCL, at such later time as shall be agreed upon in writing by Parent and the Company and specified in the Certificate of Merger in accordance with the DGCL (the “Effective Time”).

2.3 Effect of the Merger. At the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of each of the Company and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Entity.

2.4 Organizational Documents. At the Effective Time, (i) the certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read in its entirety as set forth on Exhibit A hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Entity, until thereafter amended in accordance with its terms, the terms of this Agreement and applicable Law, and (ii) the bylaws of the Company as in effect immediately prior to the Effective Time shall be amended and restated to read in their entirety as set forth on Exhibit B and, as so amended and restated, shall be the bylaws of the Surviving Entity, until thereafter amended in accordance with the terms of the certificate of incorporation of the Surviving Entity, such bylaws, the terms of this Agreement and applicable law.

2.5 Directors and Officers of the Surviving Entity. The Parties shall take all necessary action such that from and after the Effective Time, the directors and officers of Merger Sub shall be the directors and officers of the Surviving Entity, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their death, resignation or removal in accordance with the Organizational Documents of the Surviving Entity.

ARTICLE III

MERGER CONSIDERATION; EXCHANGE PROCEDURES

3.1 Effect of the Merger on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of any securities of Parent, Merger Sub, the Company:

(a) Capital Stock of Merger Sub. Each whole share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and shall represent one (1) fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Entity, so that, after the Effective Time, Parent shall be the holder of all of the issued and outstanding shares of the Surviving Entity’s common stock (other than any shares described in Section 3.1(b)(iv)).

(b) Capital Stock of the Company.

(i) Subject to the other provisions of this Article III, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time (excluding any shares of Company Common Stock described in clause (iii) and clause (iv) of this Section 3.1(b) and any Appraisal Shares), including for the avoidance of doubt any shares of Company Common Stock outstanding immediately prior to the Effective Time whose prior restrictions have lapsed pursuant to Section 3.2, shall be converted automatically at the Effective Time into the right to receive from Parent (A) that number of fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (the “Share Portion”), and (B) $19.20 in cash (the “Cash Portion”, and together with the Share Portion, the “Merger Consideration”), without any interest thereon and subject to any withholding Taxes required by applicable Law in accordance with Section 3.3(j).

(ii) All such shares of Company Common Stock, when so converted, shall cease to be outstanding and shall automatically be canceled and cease to exist. Each holder of any such share of Company Common Stock that was outstanding immediately prior to the Effective Time shall cease to have any rights with respect thereto, except the right to receive (A) the Merger Consideration (including any cash to be paid in lieu of any fractional shares of Parent Common Stock in accordance with Section 3.3(h)) and (B) any dividends or other distributions in accordance with Section 3.3(g), in each case to be issued or paid in consideration therefor upon the surrender of any Certificates or Book-Entry Shares, as applicable.

(iii) All shares of Company Common Stock held by the Company as treasury shares or by Parent or Merger Sub or any direct or indirect Subsidiary of Parent or Merger Sub shall automatically be canceled and cease to exist as of the Effective Time, and no consideration shall be delivered or deliverable in exchange therefor and no payment or distribution shall be made with respect thereto.

(iv) All shares of Company Common Stock held by any direct or indirect subsidiary of the Company shall remain outstanding as common stock of the Surviving Entity with appropriate adjustment to the number thereof to preserve such Person’s relative interest in the Surviving Entity.

(c) Impact of Stock Splits, Etc. In the event of any change in (i) the number of shares of Company Common Stock, or securities convertible or exchangeable into or exercisable for shares of Company Common Stock (including options to purchase Company Common Stock) or (ii) the number of shares of Parent Common Stock, or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock (including options to purchase Parent Common Stock), in each case issued and outstanding after the date of this Agreement and prior the Effective Time by reason of any stock split, reverse stock split, stock dividend, subdivision, reclassification, recapitalization, combination, exchange of shares or the like, the Exchange Ratio shall be equitably adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event and, as so adjusted, shall from and after the date of such event, be used to determine the Merger Consideration, subject to further adjustment in accordance with this Section 3.1(c). Nothing in this Section 3.1(c) shall be construed to permit any party to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

3.2 Treatment of Company Warrants; Treatment of Equity Compensation Awards.

(a) Company Warrants shall be treated in accordance with the terms of the Company Warrant Agreement. The Company shall notify the holders of the Company Warrants of the Merger and the automatic exercise of the Company Warrants in accordance with the terms of the Company Warrant Agreement.

(b) As soon as practicable following the date of this Agreement, the Board of Directors of the Company (or, if appropriate, any committee thereof administering the Company Stock Plan) shall adopt such resolutions as may be required to effect the following:

(i)	adjust the terms of all outstanding Company Stock Options, whether vested or unvested, as necessary to provide that, at the Effective Time, each Company Stock Option outstanding immediately prior to the Effective Time shall be converted into an option to acquire, subject to substantially the same terms and conditions as were applicable under such Company Stock Option, the number of shares of Parent Common Stock (rounded down to the nearest whole share), determined by multiplying the number of shares of Company Common Stock subject to such Company Stock Option immediately prior to the Effective Time by the Compensation Exchange Ratio, at an exercise price per share of Parent Common Stock (rounded up to the nearest whole cent) equal to (A) the exercise price per share of Company Common Stock of such Company Stock Option divided by (B) the Compensation Exchange Ratio (a “Converted Stock Option”); provided, however, that notwithstanding this Section 3.2(b)(i), the terms of a Converted Stock Option will be further adjusted (including further adjustments to the exercise price) as required to comply with the requirements of Treasury Regulations Section 1.409A-1(b)(5)(v)(D);

(ii)	adjust the terms of all outstanding Company RSUs, other than those Company RSUs held by a non-employee director of the Company (each, a “Director RSU”), as necessary to provide that, at the Effective Time, each Company RSU outstanding immediately prior to the Effective Time (other than a Director RSU) shall be converted into a restricted stock unit award, subject to substantially the same terms and conditions as were applicable under such Company RSU immediately prior to the Effective Time, with respect to a number of shares of Parent Common Stock determined by multiplying the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time by the Compensation Exchange Ratio, rounded up to the nearest whole share (a “Converted RSU”);

(iii)	adjust the terms of all outstanding Director RSUs as necessary to provide that, at the Effective Time, each Director RSU outstanding immediately prior to the Effective Time shall vest in full and shall be canceled and converted into the right to receive, for each share of Company Common Stock subject to such Director RSU, the Merger Consideration, which shall be paid as promptly as practicable following, but in no event later than ten business days after, the Effective Time; provided, however, that to the extent any such payments would cause an impermissible acceleration event under Section 409A of the Code, such amounts shall become vested at the Effective Time and will be paid at the earliest time such payment would not cause an impermissible acceleration event under Section 409A of the Code;

(iv)	adjust the terms of any Company Stock Option or Company RSU (other than a Director RSU) to provide that in the event the holder of any Converted Stock Option or Converted RSU experiences a termination of employment by Parent or the Company without Cause or by the holder for Good Reason (each, as defined in the Company’s Change in Control and Severance Plan) during the eighteen (18)-month period following the Effective Time, all then-unvested Converted Stock Options and Converted RSUs held by such holder will immediately vest; and

(v)	make such other changes to the Company Stock Plan as the Company and Parent may agree are appropriate to give effect to the Merger.

The adjustments provided in this Section 3.2(b) with respect to Company Stock Options, whether or not such Company Stock Options are “incentive stock options” (as defined in Section 422 of the Code), are intended to be effected in a manner that is consistent with Section 424(a) of the Code.

(c) At the Effective Time, Parent shall assume all the obligations of the Company under the Company Stock Plan, each outstanding Converted Stock Option and Converted RSU and the agreements evidencing the grants thereof. As soon as practicable after the Effective Time, Parent shall deliver to the holders of Converted Stock Options and Converted RSUs appropriate notices setting forth such holders’ rights, and the agreements evidencing the grants of such Converted Stock Options and Converted RSUs shall continue in effect on the same terms and conditions (subject to the adjustments required by this Section 3.3 after giving effect to the Merger).

(d) Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Parent Common Stock for delivery upon exercise or settlement of the Converted Stock Options and Converted RSUs in accordance with this Section 3.3. As soon as reasonably practicable after the Effective Time, Parent shall file a registration statement on Form S-8 (or any successor or, to the extent applicable, other appropriate form) with respect to the shares of Parent Common Stock subject to Converted Stock Options and Converted RSUs and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such Converted Stock Options and Converted RSUs remain outstanding.

3.3 Payment for Securities; Exchange.

(a) Exchange Agent; Exchange Fund. Prior to the Effective Time, Parent shall enter into an agreement with an entity designated by Parent and reasonably acceptable to the Company to act as agent for the holders of Company Common Stock in connection with the Merger (the “Exchange Agent”) and to receive the Merger Consideration and all cash payable pursuant to this Article III. On the Closing Date and prior to the filing of the Certificate of Merger, Parent shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the holders of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, for exchange in accordance with this Article III through the Exchange Agent, (i) the number of shares of Parent Common Stock issuable to such holders and (ii) sufficient cash to make delivery of the Cash Portion to such holders and to make payments in lieu of fractional shares pursuant to Section 3.3(h). In addition, Parent shall deposit, or cause to be deposited, with the Exchange Agent, as necessary from time to time after the Effective Time, cash sufficient to pay any dividends and other distributions pursuant to Section 3.3(g), if any. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Merger Consideration contemplated to be issued in exchange for shares of Company Common Stock pursuant to this Agreement out of the Exchange Fund. Except as contemplated by this Section 3.3(a), Section 3.3(g) and Section 3.3(h), the Exchange Fund shall not be used for any other purpose. The Surviving Entity shall pay all charges and expenses, including those of the Exchange Agent, in connection with the exchange of shares of Company Common Stock for the Merger Consideration. Any interest or other income resulting from investment of the cash portion of the Exchange Fund shall become part of the Exchange Fund.

(b) Exchange Procedures.

(i)	As soon as reasonably practicable after the Effective Time, but in no event more than three (3) Business Days after the Closing Date, Parent and the Surviving Entity shall cause the Exchange Agent to deliver to each record holder, as of immediately prior to the Effective Time, of (A) an outstanding certificate or certificates that immediately prior to the Effective Time represented shares of Company Common Stock (the “Certificates”) or (B) shares of Company Common Stock represented by book-entry (“Book-Entry Shares”), a letter of transmittal (“Letter of Transmittal”) (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the Letter of Transmittal, and which shall be in a customary form and agreed to by Parent and the Company prior to the Closing) and instructions for use in effecting the surrender of the Certificates or, in the case of Book-Entry Shares, the surrender of such shares, for payment of the Merger Consideration.

(ii)	Upon surrender to the Exchange Agent of a Certificate or Book-Entry Shares, delivery of a duly completed and validly executed Letter of Transmittal, and such other customary documents as may be reasonably required by the Exchange Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to promptly receive in exchange therefor (A) one or more shares of Parent Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested by such holder) representing, in the aggregate, the whole number of shares of Parent Common Stock, if any, that such holder has the right to receive pursuant to Section 3.1 (after taking into account all shares of Company Common Stock held by such holder as of immediately prior to the Effective Time) and (B) a check in an amount equal to the aggregate amount of cash that such holder has the right to receive pursuant to Section 3.1 and this Article III, including cash payable in lieu of any fractional shares of Parent Common Stock pursuant to Section 3.3(h) and dividends and other distributions pursuant to Section 3.3(g). No interest shall be paid or accrued for the benefit of holders of the Certificates or Book-Entry Shares on the Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and other distributions payable in respect of the Certificates or Book-Entry Shares. If payment of the Merger Consideration is to be made to a Person other than the record holder of such shares of Company Common Stock, it shall be a condition of payment that shares so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and that the Person requesting such payment shall have paid any transfer and other Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of such shares surrendered or shall have established to the satisfaction of the Surviving Entity that such Taxes either have been paid or are not applicable. Until surrendered as contemplated by this Section 3.3(b)(ii), each Certificate and each Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration payable in respect of such shares of Company Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 3.3(h) and any dividends or other distributions to which such holder is entitled pursuant to Section 3.3(g).

(c) Termination Rights. All Merger Consideration, dividends or other distributions with respect to Parent Common Stock pursuant to Section 3.3(g), and any cash in lieu of fractional shares of Parent Common Stock pursuant to Section 3.3(h) paid upon the surrender of and in exchange for shares of Company Common Stock in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to such Company Common Stock. At the Effective Time, the Surviving Entity shall cause the stock transfer books of the Surviving Entity to be closed immediately, and there shall be no further registration of transfers on the stock transfer books of the Surviving Entity of the shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Entity for any reason, they shall be canceled and exchanged for the Merger Consideration payable in respect of the shares of Company Common Stock previously represented by such Certificates or Book-Entry Shares (other than Certificates or Book-Entry Shares evidencing shares of Company Common Stock described in clause (iii) of Section 3.1(b)), any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g), without any interest thereon.

(d) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former stockholders of the Company on the date that is 12 months after the Closing Date shall be delivered to the Surviving Entity, upon demand, and any former common stockholders of the Company who have not theretofore received the Merger Consideration, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 3.3(h) and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 3.3(g), in each case without interest thereon, shall thereafter look only to the Surviving Entity and Parent for payment of their claim for such amounts.

(e) No Liability. None of the Surviving Entity, Parent, Merger Sub or the Exchange Agent shall be liable to any holder of Company Common Stock for any amount of Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property law, escheat law or similar Law. If any Certificate or Book-Entry Share has not been surrendered prior to the time that is immediately prior to the time at which Merger Consideration in respect of such Certificate or Book-Entry Share would otherwise escheat to or become the property of any Governmental Entity, any such shares, cash, dividends or distributions in respect of such Certificate or Book-Entry Share shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Lost, Stolen, or Destroyed Certificates. If any Certificate (other than a Certificate evidencing shares of Company Common Stock described in clause (iii) of Section 3.1(b)) shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Surviving Entity, the posting by such Person of a bond in such reasonable amount as Parent or the Surviving Entity may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the Merger Consideration payable in respect of the shares of Company Common Stock formerly represented by such Certificate, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 3.3(h) and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 3.3(g)., in each case, without any interest thereon.

(g) Distributions with Respect to Unexchanged Shares of Parent Common Stock. No dividends or other distributions declared or made with respect to shares of Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate or Book-Entry Shares with respect to the whole shares of Parent Common Stock that such holder would be entitled to receive upon surrender of such Certificate or Book-Entry Shares and no cash payment in lieu of fractional shares of Parent Common Stock shall be paid to any such holder, in each case until such holder shall surrender such Certificate or Book-Entry Shares in accordance with this Section 3.3. Following surrender of any such Certificate or Book-Entry Shares, such holder of whole shares of Parent Common Stock issuable in exchange therefor, shall be promptly paid, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock, and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such payment date following such surrender payable with respect to such whole shares of Parent Common Stock. For purposes of dividends or other distributions in respect of shares of Parent Common Stock, all whole shares of Parent Common Stock to be issued pursuant to the Merger shall be entitled to dividends pursuant to the immediately preceding sentence as if such whole shares of Parent Common Stock were issued and outstanding as of the Effective Time.

(h) No Fractional Shares of Parent Common Stock. No certificates, scrip or shares representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates or Book-Entry Shares and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock. Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after taking into account all Certificates and Book-Entry Shares delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Parent Common Stock multiplied by (ii) the volume weighted average price of Parent Common Stock for the five consecutive trading days immediately prior to the Closing Date as reported by Bloomberg, L.P. As promptly as reasonably practicable after the Closing and Parent’s receipt of written notification from the Exchange Agent of the determination of the amount of cash, if any, to be paid to holders of fractional interests, Parent shall instruct the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof. The Parties acknowledge that payment of cash consideration in lieu of issuing fractional shares of Parent Common Stock was not separately bargained for consideration but merely represents a mechanical rounding off for purposes of simplifying the corporate and accounting problems that would otherwise be caused by the issuance of fractional share of Parent Common Stock.

(i) Appraisal Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are held by any record holder who is entitled to demand and properly demands appraisal of such shares pursuant to, and who complies in all respects with, the provisions of Section 262 of the DGCL (the “Appraisal Shares”) shall not be converted into the right to receive the Merger Consideration payable pursuant to Section 3.1, but instead at the Effective Time shall become entitled to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL, and at the Effective Time all Appraisal Shares shall no longer be outstanding and shall automatically be canceled and cease to exist, and each holder of Appraisal Shares shall cease to have any rights with respect thereto, except the right to receive the fair value of such Appraisal Shares in accordance with the provisions of Section 262 of the DGCL. Notwithstanding the foregoing, if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to appraisal under Section 262 of the DGCL or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, then (i) such shares of Company Common Stock shall thereupon cease to constitute Appraisal Shares and (ii) the right of such holder to be paid the fair value of such holder’s Appraisal Shares under Section 262 of the DGCL shall be forfeited and cease and if such forfeiture shall occur following the Effective Time, each such Appraisal Share shall thereafter be deemed to have been converted into and to have become, as of the Effective Time, the right to receive, without interest thereon, the Merger Consideration. The Company shall deliver prompt notice to Parent of any demands for appraisal of any shares of Company Common Stock and the Company shall provide Parent with the opportunity to participate in and direct all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not settle, make any payments with respect to, or offer to settle, any claim with respect to the Appraisal Shares without the prior written consent of Parent.

(j) Withholding Taxes. Notwithstanding anything in this Agreement to the contrary, Parent, the Surviving Entity and the Exchange Agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from the amounts otherwise payable to any holder of Company Common Stock pursuant to this Agreement such amounts required to be deducted or withheld with respect to the making of such payments under applicable Law. To the extent that amounts are so properly deducted or withheld and timely paid over to the appropriate Governmental Entity by the Exchange Agent, the Surviving Entity or Parent, as the case may be, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Company Common Stock in respect of which such deduction or withholding was made by the Exchange Agent, the Surviving Entity or Parent, as the case may be. If the Exchange Agent, the Surviving Entity or Parent determine that any amounts are required to be deducted or withheld (other than any deduction or withholding with respect to any payments constituting compensation for services), the Exchange Agent, the Surviving Entity or Parent shall use reasonably commercial efforts to, prior to deducting or withholding such amounts, notify the holder in respect of which such deduction and withholding was made and shall reasonably cooperate in good faith to establish or obtain any exemption from or reduction in the amount of any withholding that otherwise would be required.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (y) as disclosed in the reports, schedules, forms, statements and other documents filed by the Company with or furnished by the Company to the SEC on or after March 16, 2017 (excluding any disclosures set forth in any such Filed Company SEC Documents in any risk factor section, any forward-looking disclosure or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein and solely where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure) and publicly available prior to the date of this Agreement (the “Filed Company SEC Documents”) or (z) as set forth in the disclosure letter delivered by the Company to Parent as of the date hereof (the “Company Disclosure Letter”), the Company represents and warrants to Parent and Merger Sub as follows:

4.1 Organization, General Authority and Standing. Each of the Company and the Company Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction), except in the case of any Company Subsidiary where any such failure would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Each of the Company and the Company Subsidiaries (a) has full power and authority necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its business as presently conducted and (b) is duly qualified or licensed to do business in each jurisdiction where the nature of its business makes such qualification or licensing necessary, other than where the failure to have such power and authority or to be so qualified or licensed would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. True and complete copies of the Company’s Organizational Documents as in effect on the date of this Agreement are included in the Filed Company SEC Documents and the Company has made available to Parent true and complete copies of the Organizational Documents of each Company Subsidiary as in effect on the date of this Agreement. There are not any stockholder agreements, voting trusts or other agreements to which the Company is a party or by which it is bound relating to the voting of any shares of the Company’s capital stock.

4.2 Capital Structure.

(a) The authorized capital stock of the Company consists of 225,000,000 shares of Company Common Stock and 25,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). At the close of business on November 14, 2017 (the “Measurement Date”), (i) 20,453,549 shares of Company Common Stock were issued and outstanding, (ii) 225,793 shares of Company Common Stock were subject to Company Stock Options, (iii) 263,323 shares of Company Common Stock were subject to Company RSUs, (iv) zero (0) shares of Company Common Stock were held by the Company in its treasury, (v) 1,650,493 shares of Company Common Stock were subject to outstanding rights under the Company Warrant Agreement, (vi) 2,294,230 additional shares of Company Common Stock were reserved and available for issuance pursuant to the Company Stock Plan, and (vii) zero (0) shares of Company Preferred Stock were issued and outstanding. Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock of the Company were issued, reserved for issuance or outstanding. From the Measurement Date to the date of this Agreement, there have been no issuances by the Company of shares of capital stock of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Company Common Stock, other than the rights under the Company Warrant Agreement or rights under the Company Stock Plan.

(b) All outstanding shares of Company Common Stock, and all such shares that may be issued prior to the Effective Time when issued, (i) are or will be, as applicable, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights and (ii) issued in compliance in all material respects with applicable securities Laws and other applicable Law and all requirements set forth in applicable Contracts.

(c) As of the date of this Agreement, there are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Company Common Stock may vote (“Voting Company Debt”).

(d) Except as set forth above, as of the date of this Agreement, there are no options, warrants, convertible or exchangeable securities, stock-based performance units or other rights or Contracts to which the Company is a party or by which the Company is bound (i) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, the Company or any Voting Company Debt, (ii) obligating the

Company to issue, grant or enter into, as applicable, any such option, warrant, security, unit, right or Contract or (iii) that give any person the right to receive any economic interest of any nature accruing to the holders of Company Common Stock. As of the date of this Agreement, there are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of the Company, except for (A) the withholding of shares of Company Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Company Stock Plan and (B) the acquisition by the Company of Company Stock Options and Company RSUs in connection with the forfeiture of awards and/or payment of the exercise price of Company Stock Options. Neither the Company nor any Company Subsidiary is a party to any agreement pursuant to which any Person is entitled to elect, designate or nominate any director of the Company or any of the Company Subsidiaries.

(e) All Company Stock Options and Company RSUs are evidenced by written award agreements, in each case substantially in the forms that have been made available to Parent, except that such agreements may differ from such forms with respect to the number of Company Stock Options or Company RSUs or shares of Company Common Stock covered thereby, the exercise price (if applicable), the vesting schedule, the expiration date applicable thereto and other similar terms.

4.3 Company Subsidiaries; Equity Interests.

(a) Section 4.3(a) of the Company Disclosure Letter sets forth, as of the date of this Agreement, the name and jurisdiction of incorporation or organization of each (i) Company Subsidiary and (ii) entity (other than the Company Subsidiaries) in which the Company or any Company Subsidiary owns any interest. All of the outstanding interests in each Company Subsidiary have been validly issued, fully paid and nonassessable and are owned by the Company, free and clear of all Liens, other than Permitted Liens. As of the date of this Agreement, there are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units or Contracts to which any Company Subsidiary is a party or by which any Company Subsidiary is bound obligating any Company Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, any Company Subsidiary.

(b) Except as set forth in Section 4.3(a) of the Company Disclosure Letter, the Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person, nor does the Company or any Company Subsidiary have any obligation, contingent or otherwise, to consummate any material additional investment in any Person other than a Company Subsidiary.

4.4 Authority; Execution and Delivery; Enforceability.

(a) The execution and delivery by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject, in the case of the Merger, to receipt of the Company Stockholder Approval. The Company has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

(b) The Company Board, at a meeting duly called and held, (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, the Company’s stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (iii) assuming the representations and warranties set forth in Section 5.3(b) are true and correct, took all appropriate and necessary actions to render any and all limitations on mergers, business combinations and ownership of shares of the Company Common Stock as set forth in the Company’s Organizational Documents or in any state takeover statute (including, without limitation, Section 203 of the DGCL) to be inapplicable to the transactions contemplated by this Agreement, (iv) directed that this Agreement be submitted to the holders of Company Common Stock for its adoption and (v) recommended that the holders of Company Common Stock approve and adopt this Agreement and the transactions contemplated hereby, including the Merger (such recommendation described in clause (v), the “Company Board Recommendation”).

(c) Assuming the representations and warranties set forth in Section 5.3(b) are true and correct, the only vote of holders of any class or series of capital stock of the Company necessary to approve this Agreement and to consummate the Merger is the adoption of this Agreement by the holders of a majority of the outstanding shares of Company Common Stock entitled to vote thereon (the “Company Stockholder Approval”).

4.5 No Conflicts; Consents.

(a) The execution and delivery by the Company of this Agreement do not, and the consummation of the Merger and the other transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of the Company or the Company Subsidiaries under, any provision of (i) the Organizational Documents of the Company or any Company Subsidiary, (ii) any Company Permit or any contract, lease, license, indenture, note, bond, agreement, concession, franchise or other binding instrument (a “Contract”) to which the Company or any Company Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 4.5(b), any Law applicable to the Company or the Company Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(b) No consent, approval, license, permit, order, waiver or authorization (“Consent”) of, or registration, declaration or filing with, or permit from, any national, Federal, state, provincial, local or other government, domestic, foreign or supranational, or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a “Governmental Entity”), is required to be obtained or made by or with respect to the Company or any Company Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) a proxy or information statement relating to the adoption of this Agreement by the Company’s and Parent’s stockholders (the “Joint Proxy Statement”) and (B) such reports under the Exchange Act and the Securities Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which the Company is qualified to do business, (iv) such filings as may be required under the rules and regulations of the NYSE and (v) such other items that the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

4.6 SEC Documents; Undisclosed Liabilities.

(a) Since January 1, 2016, the Company has filed or furnished with the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished under the Exchange Act or the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently Filed Company SEC Document prior to the date of this Agreement, in which case as of the date of such amendment), each Filed Company SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be and did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading. The Company has made all certifications and statements required by Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Filed Company SEC Documents. As of the date hereof, neither the Company nor any of its officers has received notice from any Governmental Entity challenging or questioning the accuracy, completeness, form or manner of filing of such certifications. As of the date hereof, there are no outstanding or unresolved comments received by the Company from the SEC with respect to any of the Filed Company SEC Documents and, to the Knowledge of the Company, none of the Filed Company SEC Documents is the subject of ongoing SEC review or investigation. None of the Company Subsidiaries is, or has at any time since December 31, 2016 been, subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act.

(b) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of the Company included in the Company’s most recently filed Form 10-K or in the Filed Company SEC Documents, as applicable, (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied in all material respects on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly present in all material respects the consolidated financial position of the Company and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods covered thereby (subject, in the case of unaudited quarterly statements, to normal year-end adjustments).

(c) Except as reflected or reserved against in the consolidated balance sheet of the Company, as of September 30, 2017, or the notes thereto, included in the Filed Company SEC Documents (such balance sheet and the notes thereto, the “Company Balance Sheet”), the Company and the Company Subsidiaries do not have any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations incurred in the ordinary course of business since the date of the Company Balance Sheet, (ii) liabilities or obligations not required to be disclosed in a consolidated balance sheet of the Company or in the notes thereto prepared in accordance with GAAP and the rules and regulations of the SEC applicable thereto, (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby and (iv) liabilities or obligations that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Since January 1, 2015, neither the Company nor any of the Company Subsidiaries has made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer of the Company (as defined in Rule 3b-7 under the Exchange Act) or director of the Company or any Company Subsidiary.

(d) The Company has established and maintains disclosure controls and procedures and a system of internal control over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by the Exchange Act. From the date of the filing of the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 to the date of this Agreement, the Company’s auditors and the Company Board have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting, and, in each case, neither the Company nor any of its Representatives has failed to disclose such information to the Company’s auditors or the Company Board.

4.7 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy Statement will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation or warranty is made by the Company with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference therein.

4.8 Absence of Certain Changes or Events.

(a) Since April 28, 2017, there has not been any Company Material Adverse Effect.

(b) From April 28, 2017 through the date of this Agreement, the Company and the Company Subsidiaries have conducted each of their respective businesses in the ordinary course in substantially the same manner as previously conducted, and during such period there has not been:

(i)	any declaration, setting aside or payment of any dividend on, or making of any other distribution (whether in cash, stock or property) with respect to, any capital stock of the Company;

(ii)	any split, combination or reclassification of any capital stock of the Company or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company;

(iii)	any change in accounting methods, principles or practices by the Company or any Company Subsidiary materially affecting the consolidated assets, liabilities or results of operations of the Company, except as may have been required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law; or

(iv)	any other action taken that if taken after the date of this Agreement without the prior written consent of Parent would constitute a violation of Section 6.1 (other than clauses (c)(i), (e), (g), (j) and (o) of Section 6.1).

4.9 Taxes. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect:

(a) Each of the Company and the Company Subsidiaries has (i) timely filed, or caused to be timely filed on its behalf, taking into account any extensions of time within which to file, all Tax Returns required to have been filed by it, and all such Tax Returns are true and complete, and (ii) paid, or caused to be paid, all Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP.

(b) There are no disputes, audits, examinations, investigations or proceedings pending or threatened in writing in respect of any Taxes or Tax Returns of the Company or any Company Subsidiary, and neither the Company nor any Company Subsidiary is a party to any litigation or administrative Proceeding relating to Taxes. No deficiency for any Tax has been asserted or assessed by a taxing authority in writing against the Company or any Company Subsidiary that has not been paid, settled or withdrawn.

(c) There are no Liens for Taxes other than Permitted Liens upon any property or assets of the Company or any Company Subsidiary.

(d) In the last three (3) years, neither the Company nor any of Company Subsidiary has received a written claim by any Governmental Entity in a jurisdiction where it does not file income or franchise Tax Returns that it is or may be subject to income or franchise taxation by that jurisdiction.

(e) Neither the Company nor any Company Subsidiary is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than (i) such agreements or arrangements exclusively between the Company and any Company Subsidiary or (ii) customary tax provisions in commercial agreements the primary subject matter of which is not Tax). Neither the Company nor any Company Subsidiary has (i) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was the Company or a Company Subsidiary) or (ii) any liability for Taxes of any Person (other than the Company or any Company Subsidiary) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(f) Within the past two (2) years, neither the Company nor any Company Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(g) To the Knowledge of the Company, neither the Company nor any Company Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations.

4.10 Labor Relations. There are no collective bargaining or other labor union agreements to which the Company or any Company Subsidiary is a party or by which the Company or any Company Subsidiary is bound. None of the employees of the Company or any Company Subsidiary is represented by any union with respect to his or her employment by the Company or any Company Subsidiary. To the Knowledge of the Company, since January 1, 2016, neither the Company nor any Company Subsidiary has experienced any material labor disputes, strikes, work stoppages, slowdowns, lockouts or union organization attempts concerning any employees of the Company or any Company Subsidiary. To the Knowledge of the Company, there is no material unfair labor practice charge or complaint or other Proceeding pending, or threatened against the Company or any Company Subsidiary before the National Labor Relations Board or any similar Governmental Entity that would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

4.11 Employee Benefits.

(a) Section 4.11(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Company Benefit Plan.

(b) With respect to each material Company Benefit Plan, Company has made available to Parent true and complete copies of (i) such material Company Benefit Plan, including any amendment thereto (or, in either case, with respect to any unwritten material Company Benefit Plan, a written description thereof), other than any Company Benefit Plan that Company or any of Company’s Subsidiaries is prohibited from making available to Parent as a result of applicable Law relating to the safeguarding of data privacy, (ii) each current trust, material insurance, annuity or other funding Contract related thereto and (iii) the most recent annual report on Form 5500 required to be filed with the Department of Labor with respect thereto (if any).

(c) Each Company Benefit Plan has been maintained, funded and administered in accordance with its terms and was established, has been administered and maintained, and is in compliance with ERISA, the Code and all other applicable Laws, other than failures that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(d) Each Company Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter as to such qualification from the Internal Revenue Service, and no event has occurred, either by reason of any action or failure to act, that would reasonably be expected to cause the loss of any such qualification, except where such loss of qualification would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

(e) None of the Company, any Company Subsidiary, or any of their respective ERISA Affiliates sponsors, maintains, contributes to, is required to maintain or contribute to, or has any actual or contingent liability under, any plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, nor have they sponsored, maintained or contributed to any such plan within the preceding six (6) years.

(f) Neither the Company nor any Company Subsidiary has any material liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of the Company or the Company Subsidiaries other than for continuation coverage required under Section 4980B of the Code or any state Laws.

(g) None of the execution and delivery of this Agreement, the obtaining of the Company Stockholder Approval, or the consummation of the Merger or any other transaction contemplated hereby (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will (i) entitle any current or former director, officer, employee, contractor or consultant of the Company or any Company Subsidiary to any material compensation or benefit, (ii) accelerate the time of payment or vesting, or trigger any payment or funding, of any material compensation or benefits or trigger any other material obligation under any Company Benefit Plan or (iii) result in any breach or violation of or default under any Company Benefit Plan, in each case, except as provided in this Agreement or pursuant to applicable Law.

4.12 Title to Properties. The Company and the Company Subsidiaries have good and defensible title to all Oil and Gas Properties (forming the basis for the reserves reflected in the Company Reserve Report) and good, valid and indefeasible title (or, to the extent not owned, a valid leasehold interest) to all other real and personal properties that are material to the business of the Company or any Company Subsidiary, in each case free and clear of all Liens and defects and imperfections of title except (a) for Permitted Liens and (b) such as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. There does not exist any pending or, to the Knowledge of the Company, threatened, condemnation or eminent domain proceedings that affect any of the Oil and Gas Properties or any other owned or leased real property material to the business.

4.13 Reserve Report. The factual, non-interpretive data relating to the Oil and Gas Properties of the Company or any Company Subsidiary on which the reserve report prepared by the Company and audited by its independent reserve auditors referred to in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Company Reserve Report”) was accurate in all material respects at the time of preparation of the Company Reserve Report. With respect to the proved reserves reflected in the Company Reserve Report, the Company Reserve Report conforms in all material respects to the guidelines with respect thereto of the SEC. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Company Reserve Report (including any acquisitions or dispositions of Oil and Gas Properties of the Company or any Company Subsidiary outside of the ordinary course of business since the date of the Company Reserve Report) that would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

4.14 Material Contracts.

(a) Except for this Agreement and for the Contracts disclosed in the Filed Company SEC Documents, Section 4.14(a) of the Company Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, and the Company has made available to Parent true and complete copies, of:

(i)	each Contract that would be required to be filed by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act;

(ii)	each Contract to which the Company or any Company Subsidiary is a party that (A) restricts the ability of the Company or any Company Subsidiary to compete in any business or with any Person in any geographical area, (B) requires the Company or any Company Subsidiary to conduct any business on a “most favored nations” basis with any third party (C) provides for “exclusivity” or any similar requirement in favor of any third party or (D) provides preferential rights or rights of first or last offer or refusal to any third party, except in the case of each of clauses (A), (B), (C) and (D) for such restrictions, requirements and provisions that are not material to the Company and the Company Subsidiaries, taken as a whole;

(iii)	each Contract under which the Company or any Company Subsidiary licenses or sublicenses Intellectual Property from or to any third party (other than generally commercially available, off-the-shelf software programs), except for such licenses and sublicenses that are not material to the Company and the Company Subsidiaries, taken as a whole;

(iv)	each Contract to which the Company or any Company Subsidiary is a party that provides for any payment, receipt or expenditure in excess of $250,000 in any twelve (12) month period;

(v)	each Contract that constitutes a commitment relating to Indebtedness for borrowed money or the deferred purchase price of property by the Company or any Company Subsidiary (whether incurred, assumed, guaranteed or secured by any asset) in excess of $250,000, other than Contracts solely between or among the Company and/or any Company Subsidiary;

(vi)	each Contract under which the Company or any Company Subsidiary is the landlord, sublandlord, tenant, subtenant or occupant with respect to any material real property leased, subleased, licensed or otherwise occupied;

(vii)	each Contract for any Derivative Transaction;

(viii)	each material partnership, joint venture or limited liability company agreement, other than any customary joint operating agreements, unit agreements or participation agreements affecting the Oil and Gas Properties of the Company or any Company Subsidiary;

(ix)	each joint development agreement, exploration agreement, participation, farmout, farm-in or program agreement or similar Contract requiring the Company or any Subsidiary to make expenditures that would reasonably be expected to be in excess of $250,000 in the aggregate during the twelve (12) month period following the date of this Agreement, other than customary joint operating agreements and continuous development obligations under leases relating to any of the Oil and Gas Properties of the Company or any Company Subsidiary;

(x)	each Contract that provides for a “take-or-pay” clause or any similar prepayment obligation, acreage dedication, minimum volume commitments or capacity reservation fees to a gathering transportation or other arrangement downstream of the wellhead, that cover, guaranty or commit volumes of Hydrocarbons of the Company or any Company Subsidiary;

(xi)	each Contract that would or would reasonably be expected to prevent, materially delay or materially impede the consummation of the transactions contemplated by this Agreement or that, upon the consummation of the Merger, would (either alone or upon the occurrence of any additional acts or events, including the passage of time) result in any payment or benefit (whether of severance pay or otherwise) becoming due, or the acceleration or vesting of any right to any payment or benefits, from Parent, Merger Sub, the Company or any of their respective Subsidiaries to any officer, director, consultant or employee of any of the foregoing; and

(xii)	each Contract with or binding upon the Company or any Company Subsidiary or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Each such Contract described in clauses (i) through (xii) above is referred to herein as a “Company Specified Contract.”

(b) As of the date of this Agreement, each of the Company Specified Contracts is valid, binding and enforceable on the Company or the Company Subsidiaries, as the case may be, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect (i) except for such failures to be valid, binding or enforceable or to be in full force and effect as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect and (ii) except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity. As of the date of this Agreement, there is no default under any Company Specified Contract by the Company or the Company Subsidiaries or, to the Knowledge of the Company, any other party thereto, and no event has occurred that (with or without notice or lapse of time, or both) would constitute a default thereunder by the Company or any Company Subsidiary or, to the Knowledge of the Company, any other party thereto, in each case except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

4.15 Litigation. As of the date of this Agreement, there is no claim, suit, action, investigation or proceeding of any nature, civil, criminal or regulatory, in law or equity, by or before any Governmental Entity or arbitrator (each, a “Proceeding”) pending or, to the Knowledge of the Company, threatened against the Company or any Company Subsidiary that would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, nor is there any Judgment outstanding against the Company or any Company Subsidiary that would reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company, as of the date of this Agreement, no officer or director of the Company or any Company Subsidiary is a defendant in any material Proceeding in connection with his or her status as such.

4.16 Compliance with Laws.

(a) Except with respect to Tax matters and environmental matters and as set forth in Section 4.16(a) of the Company Disclosure Letter, each of the Company and the Company Subsidiaries is, and since January 1, 2016 has been, in compliance with all, and is not in default under or in violation of any applicable Law, other than any noncompliance, default or violation that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any written communication since December 31, 2016 and prior to the date of this Agreement from a Governmental Entity that alleges that the Company or any Company Subsidiary is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company, no investigation or review by any Governmental Entity with respect to the Company or any Company Subsidiary is pending or threatened, other than those the outcome of which has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) The Company and the Company Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Entity necessary under applicable Law to own, lease and operate their assets and properties and to lawfully carry on their businesses as they are being conducted as of the date of this Agreement (collectively, the “Company Permits”), except where the failure to be in possession of such Company Permits would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. All Company Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the Knowledge of the Company, threatened and the Company and the Company Subsidiaries are in compliance with all such Company Permits, except where such suspension, cancellation or noncompliance would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

4.17 Environmental Matters.

(a) Except for matters that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect:

(i) The Company and the Company Subsidiaries are, and for the past three (3) years have been, in compliance with all Environmental Laws, which compliance has included obtaining and complying with all Environmental Permits required for the operation of the business;

(ii) Neither the Company nor any Company Subsidiary has received any written notice from any Governmental Entity or other Person alleging the actual or potential violation of or liability under any Environmental Law or any Environmental Permit, in each case which remains pending or unresolved;

(iii) There are no Proceedings or Judgments pending or, to the Knowledge of the Company, threatened by a Governmental Entity or other Person against the Company or any Company Subsidiary that allege a violation of or liability under any Environmental Law or any Environmental Permit;

(iv) Neither the Company nor any Company Subsidiary has treated, stored, disposed of, arranged for the disposal of, transported, handled, or Released any Hazardous Material so as to give rise to any liabilities (contingent or otherwise) pursuant to Environmental Laws; and

(v) Neither the Company nor any Company Subsidiary has provided an indemnity with respect to, or otherwise assumed by Contract, any liability of any other Person relating to Environmental Laws or Hazardous Materials.

(b) The Company has made available to Parent and Merger Sub all non-privileged material environmental reports, audits and assessments and all other material documents bearing on material environmental, health or safety liabilities, in each case in the possession or reasonable control of the Company or any Company Subsidiary.

4.18 Intellectual Property. The Company and the Company Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of the Company and the Company Subsidiaries as presently conducted (collectively, the “Company Intellectual Property”) free and clear of all Liens except for Permitted Liens, except where the failure to own or have the right to use such Intellectual Property would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect. To the Knowledge of the Company and the Company Subsidiaries, the use of the Company Intellectual Property by the Company and the Company Subsidiaries in the operation of the business of the Company and the Company Subsidiaries as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect.

4.19 Insurance. The Company and the Company Subsidiaries maintain, or are entitled to the benefits of, insurance, underwritten by financially reputable insurance companies, in such amounts and against such risks substantially as is customary for the industries in which the Company and the Company Subsidiaries operate. Section 4.19 of the Company Disclosure Letter sets forth a complete and correct list of all insurance policies maintained by the Company and the Company Subsidiaries, true and complete copies of which have been made available to Parent. All material insurance policies maintained by or on behalf of the Company or the Company Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid. Except as would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, the Company and the Company Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of the Company or the Company Subsidiaries as of the date of this Agreement, and neither the Company nor any Company Subsidiary is in breach or default under, or has taken any action that would permit termination or material modification of, any material insurance policies. As of the date of this Agreement, none of the limits for any such policy currently in force have been exhausted or materially reduced.

4.20 Regulatory Matters. Neither the Company nor any Company Subsidiary is (a) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 and the rules and regulations promulgated thereunder or (b) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005. Neither the Company nor any Company Subsidiary owns or holds any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (x) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 or (y) rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

4.21 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Evercore Group L.L.C., the fees and expenses of which will be paid by the Company, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement, the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of its affiliates.

4.22 Opinion of Financial Advisor. The Company has received the opinion of Evercore Group L.L.C., dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the consideration to be paid to the holders of Company Common Stock pursuant to this Agreement is fair to such holders from a financial point of view, a signed copy of which opinion will be made available to Parent for informational purposes only promptly following the date of this Agreement.

4.23 Related Party Transactions. Except as disclosed in the Filed Company SEC Documents, neither the Company nor any Company Subsidiary is party to any transaction or arrangement under which any (a) present or former executive officer or director of the Company or any Company Subsidiary, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of the Company or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract with or binding upon the Company or any Company Subsidiary or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by the Company pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

4.24 Derivative Transactions. Except as has not had and would not be reasonably likely to have, individually or in the aggregate, a Company Material Adverse Effect:

(a) All Derivative Transactions entered into by the Company or any Company Subsidiary or for the account of any of their respective customers as of the date of this Agreement were entered into in accordance with applicable Laws, and in accordance with the investment, securities, commodities, risk management and other policies, practices and procedures employed by the Company and the Company Subsidiaries, and were entered into with counterparties believed at the time to be financially responsible and able to understand (either alone or in consultation with their advisers) and to bear the risk of such Derivative Transactions.

(b) Each of the Company and the Company Subsidiaries has duly performed in all respects all of their respective obligations under the Derivative Transactions to the extent that such obligations to perform have accrued, and there are no breaches, violations, collateral deficiencies, requests for collateral or demands for payment or defaults or allegations or assertions of such by any party thereunder.

4.25 No Other Representations or Warranties; Reliance Disclaimer. Except for the representations and warranties set forth in this Article IV, none of the Company, the Company Subsidiaries or any other Person makes or has made any express or implied representation or warranty with respect to the Company or the Company Subsidiaries or with respect to any other information provided to Parent or Merger Sub in connection with the Merger or the other transactions contemplated hereby. The Company, on its own behalf and on behalf of its Affiliates and its and their respective Representatives, disclaims reliance on any representations or warranties or other information provided to them by Parent or the Parent Subsidiaries or their respective Representatives or any other Person except for the representations and warranties expressly set forth in Article V. Without limiting the generality of the foregoing, the Company, on its own behalf and on behalf of its Affiliates and its and their respective Representatives, acknowledges and agrees that none of Parent, the Parent Subsidiaries or any other Person will have or be subject to any liability or other obligation to the Company or any other Person resulting from the distribution to the Company (including its Representatives), or the Company’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other material made available to the Company in certain “data rooms” or management presentations in expectation of the Merger.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except (y) as disclosed in the reports, schedules, forms, statements and other documents filed by Parent with or furnished by Parent to the SEC on or after October 4, 2016 (excluding any disclosures set forth in any such Filed Parent SEC Documents in any risk factor section, any forward-looking disclosure or any other statements that are non-specific, predictive or primarily cautionary in nature other than historical facts included therein and solely where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure) and publicly available prior to the date of this Agreement (the “Filed Parent SEC Documents”) or (z) as set forth in the disclosure letter delivered by Parent to the Company as of the date hereof (the “Parent Disclosure Letter”), Parent and Merger Sub represents to the Company as follows:

5.1 Organization, General Authority and Standing. Each of Parent and the Parent Subsidiaries is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized (in the case of good standing, to the extent the concept is recognized by such jurisdiction), except in the case of any Parent Subsidiary, excluding Merger Sub, where any such failure would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Each of Parent and the Parent Subsidiaries (a) has full power and authority necessary to enable it to own, operate, lease or otherwise hold its properties and assets and to conduct its business as presently conducted and (b) is duly qualified or licensed to do business in each jurisdiction where the nature of its business makes such qualification or licensing necessary, other than where the failure to have such power and authority or to be so qualified or licensed would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. True and complete copies of Parent’s Organizational Documents as in effect on the date of this Agreement are included in the Filed Parent SEC Documents. There are not any stockholder agreements, voting trusts or other agreements to which Parent is a party or by which it is bound relating to the voting of any shares of Parent’s capital stock.

5.2 Capital Structure.

(a) The authorized capital stock of Parent consists of 250,000,000 shares of Parent Common Stock and 50,000,000 shares of preferred stock, par value $0.001 per share (the “Parent Preferred Stock”). At the Measurement Date, (i) 35,665,907 shares of Parent Common Stock were issued and outstanding, of which 1,122,248 shares of Parent Common Stock were Parent Restricted Shares (ii) zero (0) shares of Parent Common Stock were held by Parent in its treasury, (iii) 6,570,020 shares of Parent Common Stock were subject to outstanding rights under the Parent Warrant Agreement, (iv) 2,989,092 additional shares of Parent Common

Stock were reserved and available for issuance pursuant to the Parent Stock Plan, and (v) zero (0) shares of Parent Preferred Stock were issued and outstanding. Except as set forth above, at the close of business on the Measurement Date, no shares of capital stock of Parent were issued, reserved for issuance or outstanding. From the Measurement Date to the date of this Agreement, there have been no issuances by Parent of shares of capital stock of Parent or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of Parent or other rights that give the holder thereof any economic interest of a nature accruing to the holders of Parent Common Stock, other than the rights under the Parent Warrant Agreement or rights under the Parent Stock Plan.

(b) All outstanding shares of Parent Common Stock, and all such shares that may be issued prior to the Effective Time when issued, (i) are or will be, as applicable, duly authorized, validly issued, fully paid and nonassessable and not subject to preemptive rights and (ii) issued in compliance in all material respects with applicable securities Laws and other applicable Law and all requirements set forth in applicable Contracts.

(c) As of the date of this Agreement, there are no bonds, debentures, notes or other Indebtedness of Parent having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Parent Common Stock may vote (“Voting Parent Debt”).

(d) Except as set forth above, as of the date of this Agreement, there are no options, warrants, convertible or exchangeable securities, stock-based performance units or other rights or Contracts to which Parent is a party or by which Parent is bound (i) obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, Parent or any Voting Parent Debt, (ii) obligating Parent to issue, grant or enter into, as applicable, any such option, warrant, security, unit, right or Contract or (iii) that give any person the right to receive any economic interest of any nature accruing to the holders of Parent Common Stock. As of the date of this Agreement, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or options, warrants, convertible or exchangeable securities, stock-based performance units or other rights to acquire shares of capital stock of Parent, except for (A) the withholding of shares of Parent Common Stock to satisfy tax obligations with respect to awards granted pursuant to the Parent Stock Plan and (B) the acquisition by Parent of Parent Restricted Shares in connection with the forfeiture of awards of such.

(e) All Parent Restricted Shares are evidenced by written award agreements.

5.3 Parent Subsidiaries; Equity Interests.

(a) A full list of all Parent Subsidiaries is set forth in Section 5.3(a) of the Parent Disclosure Letter. All of the outstanding interests in each Parent Subsidiary have been validly issued, fully paid and nonassessable and are owned by Parent, free and clear of all Liens, other than Permitted Liens. As of the date of this Agreement, there are no options, warrants, rights, convertible or exchangeable securities, stock-based performance units or Contracts to which any Parent Subsidiary is a party or by which any Parent Subsidiary is bound obligating any Parent Subsidiary to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of, or any security convertible or exchangeable for any shares of capital stock of, any Parent Subsidiary.

(b) Except as set forth in Section 5.3(a) of the Parent Disclosure Letter, Parent does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person. None of Parent nor Merger Sub or any of their respective “affiliates” or “associates” is, and at no time during the last three years has been, an “interested stockholder” of the Company (in each case, as such terms are defined in Section 203 of the DGCL). As of the date of this Agreement, neither Parent nor Merger Sub “owns” (as such term is defined in Section 203 of the DGCL) any shares of capital stock of the Company other than as a result of this Agreement.

5.4 Authority; Execution and Delivery; Enforceability.

(a) The execution and delivery by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent and Merger Sub, subject, in the case of the Parent Common Stock Issuance, to receipt of Parent Stockholder Approval. Each of Parent and Merger Sub has duly executed and delivered this Agreement, and, assuming due authorization, execution and delivery by the Company, this Agreement constitutes its legal, valid and binding obligation, enforceable against it in accordance with its terms (except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity).

(b) The Parent Board, at a meeting duly called and held, (i) determined that this Agreement and the transactions contemplated hereby, including the Parent Common Stock Issuance, are fair to, and in the best interests of, Parent and Parent’s stockholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Parent Common Stock Issuance and (iii) recommended that the holders of Parent Common Stock approve the Parent Common Stock Issuance (such recommendation described in clause (iii), the “Parent Board Recommendation”).

(c) The only vote of holders of any class or series of capital stock of Parent necessary to consummate the Merger is the approval of the Parent Common Stock Issuance by the affirmative vote of a majority of the outstanding shares of Parent Common Stock entitled to vote thereon and present in person or represented by proxy at the Parent Stockholders Meeting in accordance with the rules and regulations of the NYSE and the Organizational Documents of Parent (the “Parent Stockholder Approval”).

(d) The Merger Sub Board (i) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to, and in the best interests of, Parent, Merger Sub’s sole stockholder, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger and (iii) recommended that Parent, as the sole stockholder of Merger Sub, adopt this Agreement and approve the transactions contemplated hereby, including the Merger. Parent, as the sole stockholder of Merger Sub, has executed and delivered a unanimous written consent of the sole stockholder of Merger Sub pursuant to Section 228 of the DGCL adopting this Agreement and approving the transactions contemplated hereby, which consent shall become effective immediately following the execution and delivery of this Agreement.

5.5 No Conflicts; Consents.

(a) The execution and delivery by Parent and Merger Sub of this Agreement do not, and the consummation of the Merger and the other transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancelation or acceleration of any material obligation or to loss of a material benefit under, or result in the creation of any Lien upon any of the properties or assets of Parent or the Parent Subsidiaries under, any provision of (i) the Organizational Documents of Parent or any Parent Subsidiary, (ii) any Contract to which Parent or any Parent Subsidiary is a party or by which any of their respective properties or assets is bound or (iii) subject to the filings and other matters referred to in Section 5.5(b), any Law applicable to Parent or the Parent Subsidiaries or their respective properties or assets, other than, in the case of clauses (ii) and (iii) above, any such items that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) No Consent of, or registration, declaration or filing with, or permit from, any Governmental Entity, is required to be obtained or made by or with respect to Parent or any Parent Subsidiary in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby, other than (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the

Registration Statement, (B) the Joint Proxy Statement and (C) such reports under the Exchange Act and the Securities Act as may be required in connection with this Agreement, the Merger and the other transactions contemplated hereby, (iii) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and appropriate documents with the relevant authorities of the other jurisdictions in which Parent or Merger Sub is qualified to do business, (iv) such filings as may be required under the rules and regulations of the NYSE and (v) such other items that the failure of which to obtain or make would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

5.6 SEC Documents; Undisclosed Liabilities.

(a) Since January 1, 2016, Parent has filed or furnished with the SEC all forms, registration statements, reports, schedules and statements required to be filed or furnished under the Exchange Act or the Securities Act. At the time filed (or, in the case of registration statements, solely on the dates of effectiveness) (except to the extent amended by a subsequently Filed Parent SEC Document prior to the date of this Agreement, in which case as of the date of such amendment), each Filed Parent SEC Document complied in all material respects with the applicable requirements of the Exchange Act and the Securities Act, as the case may be and did not contain any untrue statement of a material fact, or omit to state a material fact required to be stated therein or necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

(b) The audited consolidated financial statements and the unaudited quarterly financial statements (including, in each case, the notes thereto) of Parent included in the Filed Parent SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, (ii) have been prepared in all material respects in accordance with GAAP (except, in the case of unaudited quarterly statements, as permitted by Form 10-Q of the SEC or other rules and regulations of the SEC) applied in all material respects on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and (iii) fairly present in all material respects the consolidated financial position of Parent and its consolidated subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods covered thereby (subject, in the case of unaudited quarterly statements, to normal year-end adjustments).

(c) Except as reflected or reserved against in the consolidated balance sheet of Parent, as of September 30, 2017, or the notes thereto, included in the Filed Parent SEC Documents (such balance sheet and the notes thereto, the “Parent Balance Sheet”), Parent and the Parent Subsidiaries do not have any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) other than (i) liabilities or obligations incurred in the ordinary course of business since the date of the Parent Balance Sheet, (ii) liabilities or obligations not required to be disclosed in a consolidated balance sheet of Parent or in the notes thereto prepared in accordance with GAAP and the rules and regulations of the SEC applicable thereto, (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby, (iv) incurrence of Indebtedness under existing credit facilities or extensions, renewals or refinancings of existing Indebtedness, (v) obligations of Parent or any Parent Subsidiary to Parent or any Parent Subsidiary, and (vi) liabilities or obligations that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(d) Parent has established and maintains disclosure controls and procedures and a system of internal control over financial reporting (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) as required by the Exchange Act. From the date of the filing of Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 to the date of this Agreement, Parent’s auditors and the Parent Board have not been advised of (i) any significant deficiencies or material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Parent’s ability to record, process, summarize and report financial information or (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting.

5.7 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Registration Statement or the Joint Proxy

Statement will, at the time such document is filed with the SEC, at any time it is amended or supplemented or at the time it is first published, sent or given to Parent’s stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Registration Statement and the Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act, except that no representation or warranty is made by Parent with respect to statements included or incorporated by reference therein based on information supplied by or on behalf of the Company for inclusion or incorporation by reference therein.

5.8 Absence of Certain Changes or Events.

(a) Since December 31, 2016, there has not been any Parent Material Adverse Effect.

(b) From December 31, 2016 through the date of this Agreement, Parent and the Parent Subsidiaries have conducted each of their respective businesses in the ordinary course in substantially the same manner as previously conducted, and during such period there has not been:

(i)	any declaration, setting aside or payment of any dividend on, or making of any other distribution (whether in cash, stock or property) with respect to, any capital stock of Parent;

(ii)	any split, combination or reclassification of any capital stock of Parent or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of Parent; or

(iii)	any change in accounting methods, principles or practices by Parent or any Parent Subsidiary materially affecting the consolidated assets, liabilities or results of operations of Parent, except as may have been required (A) by GAAP (or any interpretation thereof), including pursuant to standards, guidelines and interpretations of the Financial Accounting Standards Board or any similar organization, or (B) by Law.

5.9 Taxes. Except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect:

(a) Each of Parent and the Parent Subsidiaries has (i) timely filed, or caused to be timely filed on its behalf, taking into account any extensions of time within which to file, all Tax Returns required to have been filed by it, and all such Tax Returns are true and complete, and (ii) paid, or caused to be paid, all Taxes required to have been paid by it other than Taxes that are not yet due or that are being contested in good faith in appropriate Proceedings and for which adequate reserves have been established in accordance with GAAP.

(b) There are no disputes, audits, examinations, investigations or proceedings pending or threatened in writing in respect of any Taxes or Tax Returns of Parent or any Parent Subsidiary, and neither Parent nor any Parent Subsidiary is a party to any litigation or administrative Proceeding relating to Taxes. No deficiency for any Tax has been asserted or assessed by a taxing authority in writing against Parent or any Parent Subsidiary that has not been paid, settled or withdrawn or is not being contested in good faith in appropriate Proceedings.

(c) There are no Liens for Taxes other than Permitted Liens upon any property or assets of Parent or any Parent Subsidiary.

(d) In the last three (3) years, neither Parent nor any Parent Subsidiary has received a written claim by any Governmental Entity in a jurisdiction where it does not file income or franchise Tax Returns that it is or may be subject to income or franchise taxation by that jurisdiction.

(e) Neither Parent nor any Parent Subsidiary is a party to or is bound by any material Tax sharing, allocation or indemnification agreement or arrangement (other than (i) such agreements or arrangements exclusively between Parent and any Parent Subsidiary or (ii) customary tax provisions in commercial agreements the primary subject matter of which is not Tax). Neither Parent nor any Parent Subsidiary has (i) been a member of an affiliated group filing a consolidated U.S. federal income Tax Return (other than a group the common parent of which is or was Parent or a Parent Subsidiary) or (ii) any liability for Taxes of any Person (other than the Parent or any Parent Subsidiary) under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or foreign Law) or as a transferee or successor.

(f) Within the past two (2) years, neither Parent nor any Parent Subsidiary has been a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution intended to qualify for tax-free treatment under Section 355 of the Code.

(g) To the Knowledge of Parent, neither Parent nor any Parent Subsidiary has been a party to a transaction that, as of the date of this Agreement, constitutes a “listed transaction” for purposes of Section 6011 of the Code and applicable Treasury Regulations.

5.10 Labor Relations. There are no collective bargaining or other labor union agreements to which Parent or any Parent Subsidiary is a party or by which Parent or any Parent Subsidiary is bound. None of the employees of Parent or any Parent Subsidiary is represented by any union with respect to his or her employment by Parent or any Parent Subsidiary. To the Knowledge of Parent, since January 1, 2016, neither Parent nor any Parent Subsidiary has experienced any material labor disputes, strikes, work stoppages, slowdowns, lockouts or union organization attempts concerning any employees of Parent or any Parent Subsidiary. To the Knowledge of Parent, there is no material unfair labor practice charge or complaint or other Proceeding pending, or threatened against Parent or any Parent Subsidiary before the National Labor Relations Board or any similar Governmental Entity that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

5.11 Employee Benefits.

(a) Section 5.11(a) of the Parent Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, of each material Parent Benefit Plan.

(b) With respect to each material Parent Benefit Plan, Parent has made available to the Company true and complete copies of (i) such material Parent Benefit Plan, including any amendment thereto (or, in either case, with respect to any unwritten material Parent Benefit Plan, a written description thereof), other than any Parent Benefit Plan that Parent or any Parent Subsidiary is prohibited from making available to Company as a result of applicable Law relating to the safeguarding of data privacy, (ii) each current trust, material insurance, annuity or other funding Contract related thereto and (iii) the most recent annual report on Form 5500 required to be filed with the Department of Labor with respect thereto (if any).

(c) Each Parent Benefit Plan has been maintained, funded and administered in accordance with its terms and was established, has been administered and maintained, and is in compliance with ERISA, the Code and all other applicable Laws, other than failures that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(d) Each Parent Benefit Plan intended to be “qualified” within the meaning of Section 401(a) of the Code (or qualified or registered under any comparable provision under applicable foreign Law) has received a favorable determination letter as to such qualification or registration from the Internal Revenue Service (or any comparable Governmental Entity), and no event has occurred, either by reason of any action or failure to act, that would reasonably be expected to cause the loss of any such qualification, registration or tax-exempt status, except where such loss of qualification, registration or tax-exempt status would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(e) None of Parent, any Parent Subsidiary, or any of their respective ERISA Affiliates, sponsors, maintains, contributes to or is required to maintain or contribute to, or has any actual or contingent liability under, any Parent Benefit Plan that is subject to Section 302 or Title IV of ERISA or Section 412 of the Code, nor have they sponsored, maintained or contributed to any such plan within the preceding six (6) years.

(f) Neither Parent nor any Parent Subsidiary has any material liability in respect of post-retirement health, medical or life insurance benefits for retired, former or current employees of Parent or the Parent Subsidiaries other than for continuation coverage required under Section 4980B(f) of the Code or any state or foreign Laws.

(g) None of the execution and delivery of this Agreement, the obtaining of Parent Stockholder Approval, or the consummation of the Merger or any other transaction contemplated hereby (alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will result in any violation of, or default under, or limit Parent’s right to amend, modify or terminate, any Parent Benefit Plan.

5.12 Title to Properties. Parent and the Parent Subsidiaries have good and defensible title to all Oil and Gas Properties (forming the basis for the reserves reflected in the Parent Reserve Report) and good, valid and indefeasible title (or, to the extent not owned, a valid leasehold interest) to all other real and personal properties that are material to the business of Parent and the Parent Subsidiaries, in each case free and clear of all Liens and defects and imperfections of title except (a) such as do not materially affect the value of such property and do not materially interfere with the use made and proposed to be made of such property by Parent and the Parent Subsidiaries, (b) for Permitted Liens and (c) such as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. As of the date of this Agreement, there does not exist any pending or, to the Knowledge of Parent, threatened, condemnation or eminent domain proceedings that affect any of the Oil and Gas Properties or any other owned or leased real property material to the business, in each case, of Parent or any Parent Subsidiary.

5.13 Reserve Report. The factual, non-interpretive data relating to the Oil and Gas Properties of Parent or any Parent Subsidiary on which the reserve report prepared by Cawley, Gillespie & Associates, Inc., Ryder Scott Company, L.P. and Netherland, Sewell and Associates, Inc. and referred to in Parent’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 (the “Parent Reserve Report”) was accurate in all material respects at the time of preparation of the Parent Reserve Report. With respect to the proved reserves reflected in the Parent Reserve Report, the Parent Reserve Report conforms in all material respects to the guidelines with respect thereto of the SEC. Except for changes (including changes in Hydrocarbon commodity prices) generally affecting the oil and gas industry and normal depletion by production, there has been no change in respect of the matters addressed in the Parent Reserve Report (including any acquisitions or dispositions of Oil and Gas Properties of Parent or any Parent Subsidiary outside of the ordinary course of business since the date of the Parent Reserve Report) that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

5.14 Material Contracts.

(a) Except for this Agreement and for the Contracts disclosed in the Filed Parent SEC Documents, Section 5.14(a) of the Parent Disclosure Letter sets forth a true and complete list, as of the date of this Agreement, and Parent has made available to the Company true and complete copies, of:

(i)	each Contract that would be required to be filed by Parent as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act; and

(ii)	each Contract with or binding upon Parent or Parent’s Subsidiaries or any of their respective properties or assets that is of the type that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

Each such Contract described in clauses (i) and (ii) above is referred to herein as a “Parent Specified Contract.”

(b) As of the date of this Agreement, each of the Parent Specified Contracts is valid, binding and enforceable on Parent or the Parent Subsidiaries, as the case may be, and, to the Knowledge of Parent, each other party thereto, and is in full force and effect (i) except for such failures to be valid, binding or enforceable or to be in full force and effect as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect and (ii) except insofar as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other Laws of general applicability relating to or affecting creditors’ rights, or by principles governing the availability of equitable remedies, whether considered in a Proceeding at law or in equity. As of the date of this Agreement, to the Knowledge of Parent, there is no default under any Parent Specified Contract by Parent or the Parent Subsidiaries or any other party thereto, and no event has occurred that (with or without notice or lapse of time, or both) would constitute a default thereunder by Parent or any Parent Subsidiary or, to the Knowledge of Parent, any other party thereto, in each case except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

5.15 Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the Knowledge of Parent, threatened against Parent or any Parent Subsidiary that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, nor is there any Judgment outstanding against Parent or any Parent Subsidiary that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

5.16 Compliance with Laws.

(a) Except with respect to Tax matters (which are provided for in Section 5.9) and environmental matters (which are provided for in Section 5.17), each of Parent and the Parent Subsidiaries is in compliance with all, and is not in default under or in violation of any applicable Law, other than any noncompliance, default or violation that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. Neither Parent nor any Parent Subsidiary has received any written communication since December 31, 2016 and prior to the date of this Agreement from a Governmental Entity that alleges that Parent or any Parent Subsidiary is not in compliance with or is in default or violation of any applicable Law, except where such non-compliance, default or violation would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

(b) Parent and the Parent Subsidiaries are in possession of all franchises, tariffs, grants, authorizations, licenses, permits, easements, variances, exemptions, consents, certificates, approvals and orders of any Governmental Entity necessary under applicable Law to own, lease and operate their assets and properties and to lawfully carry on their businesses as they are being conducted as of the date of this Agreement (collectively, the “Parent Permits”), except where the failure to be in possession of such Parent Permits would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. All Parent Permits are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. No suspension or cancellation of any of the Parent Permits is, to the Knowledge of Parent, pending or threatened and Parent and the Parent Subsidiaries are in compliance with all such Parent Permits, except where such suspension, cancellation or noncompliance would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

5.17 Environmental Matters.

(a) Except for matters that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect:

(i) Parent and Merger Sub are, and for the past three (3) years have been, in compliance with all Environmental Laws, which compliance has included obtaining and complying with all Environmental Permits required for the operation of the business;

(ii) Neither Parent nor Merger Sub has received any written notice from any Governmental Entity or other Person alleging the actual or potential violation of or liability under any Environmental Law or any Environmental Permit, in each case which remains pending or unresolved;

(iii) There are no Proceedings or Judgments pending or, to the Knowledge of Parent, threatened by a Governmental Entity or other Person against Parent or Merger Sub that allege a violation of or liability under any Environmental Law or any Environmental Permit;

(iv) Neither Parent nor Merger Sub has treated, stored, disposed of, arranged for the disposal of, transported, handled, or Released any Hazardous Material so as to give rise to any liabilities (contingent or otherwise) pursuant to Environmental Laws; and

(v) Neither Parent nor Merger Sub has provided an indemnity with respect to, or otherwise assumed by Contract, any liability of any other Person relating to Environmental Laws or Hazardous Materials.

(b) Parent and Merger Sub have made available to the Company all non-privileged material environmental reports, audits and assessments and all other material documents bearing on material environmental, health or safety liabilities, in each case in the possession or reasonable control of Parent or any Parent Subsidiary.

5.18 Intellectual Property. Parent and the Parent Subsidiaries own or have the right to use all Intellectual Property necessary for the operation of the businesses of Parent and the Parent Subsidiaries as presently conducted (collectively, the “Parent Intellectual Property”) free and clear of all Liens except for Permitted Liens, except where the failure to own or have the right to use such Intellectual Property would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. To the Knowledge of Parent and the Parent Subsidiaries, the use of Parent Intellectual Property by Parent and the Parent Subsidiaries in the operation of the business of Parent and the Parent Subsidiaries as presently conducted does not infringe upon or misappropriate any Intellectual Property of any other Person, except for such matters that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

5.19 Insurance. Parent and the Parent Subsidiaries maintain, or are entitled to the benefits of, insurance, underwritten by financially reputable insurance companies, in such amounts and against such risks substantially as is customary for the industries in which Parent and the Parent Subsidiaries operate. Except as would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, (a) all material insurance policies maintained by or on behalf of Parent or the Parent Subsidiaries as of the date of this Agreement are in full force and effect, and all premiums due on such policies have been paid and (b) Parent and the Parent Subsidiaries are in compliance with the terms and provisions of all insurance policies maintained by or on behalf of Parent or the Parent Subsidiaries as of the date of this Agreement, and neither Parent nor any Parent Subsidiary is in breach or default under, or has taken any action that would permit termination or material modification of, any material insurance policies.

5.20 Regulatory Matters. Neither Parent nor any Parent Subsidiary is (a) an “investment company” or a company “controlled” by an “investment company” within the meaning of the U.S. Investment Company Act of 1940 and the rules and regulations promulgated thereunder or (b) a “holding company,” a “subsidiary company” of a “holding company,” an Affiliate of a “holding company,” a “public utility” or a “public-utility company,” as each such term is defined in the U.S. Public Utility Holding Company Act of 2005. Neither Parent nor any Parent Subsidiary owns or holds any refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery or equipment that are subject to (x) regulation by the U.S. Federal Energy Regulatory Commission under the Natural Gas Act of 1938 or (y) rate regulation or comprehensive nondiscriminatory access regulation under the Laws of any state or other local jurisdiction.

5.21 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person, other than Morgan Stanley & Co. LLC, the fees and expenses of which will be paid by Parent, is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with this Agreement, the Merger and the other transactions contemplated hereby based upon arrangements made by or on behalf of Parent or any of its affiliates.

5.22 Opinion of Financial Advisor. Parent has received the opinion of Morgan Stanley & Co. LLC, dated the date of this Agreement, to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the Merger Consideration is fair from a financial point of view to Parent, a signed copy of which opinion will be made available to the Company for informational purposes only promptly following the date of this Agreement.

5.23 Related Party Transactions. Except as disclosed in the Filed Parent SEC Documents, neither Parent nor any Parent Subsidiary is party to any transaction or arrangement under which any (a) present or former executive officer or director of Parent or any Parent Subsidiary, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of equity of Parent or (c) Affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing is a party to any actual or proposed loan, lease or other Contract with or binding upon Parent or any Parent Subsidiary or owns or has any interest in any of their respective properties or assets, in each case as would be required to be disclosed by Parent pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

5.24 Business Conduct. Merger Sub was incorporated on November 3, 2017. Since its inception, Merger Sub has not engaged in any activity, other than such actions in connection with (a) its organization and (b) the preparation, negotiation and execution of this Agreement and the transactions contemplated by this Agreement. Merger Sub has no operations, has not generated any revenues and has no liabilities other than those incurred in connection with the foregoing and in association with the Merger as provided in this Agreement.

5.25 Availability of Funds. Parent and Merger Sub have available, or will have available at the Closing, all of the funds required for the consummation of the transactions contemplated by this Agreement.

5.26 No Other Representations or Warranties; Reliance Disclaimer. Except for the representations and warranties set forth in this Article V, none of Parent, the Parent Subsidiaries or any other Person makes or has made any express or implied representation or warranty with respect to Parent or the Parent Subsidiaries or with respect to any other information provided to the Company in connection with the Merger or the other transactions contemplated hereby. Each of Parent and Merger Sub, on its own behalf and on behalf of its Affiliates and its and their respective Representatives, disclaims reliance on any representations or warranties or other information provided to them by the Company or the Company Subsidiaries or their respective Representatives or any other Person except for the representations and warranties expressly set forth in Article IV. Without limiting the generality of the foregoing, each of Parent and Merger Sub, on its own behalf and on behalf of its Affiliates and its and their respective Representatives, acknowledges and agrees that none of the Company, the Company Subsidiaries or any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or any other Person resulting from the distribution to Parent or Merger Sub (including their respective Representatives), or Parent’s or Merger Sub’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other material made available to Parent or Merger Sub in certain “data rooms” or management presentations in expectation of the Merger.

ARTICLE VI

COVENANTS

The Company hereby covenants to and agrees with Parent and Merger Sub, and Parent and Merger Sub hereby covenant to and agree with the Company, that:

6.1 Conduct of Business by the Company. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, and except (i) as expressly permitted or required by this Agreement, (ii) as may be required by applicable Law or pursuant to the terms of any Company Benefit Plan, (iii) as set forth in Section 6.1 of the Company Disclosure Letter or (iv) with the prior written consent of Parent (which consent will not be unreasonably withheld, conditioned or delayed), the Company will not and will cause each Company Subsidiary not to:

(a) (i) conduct its business and the business of the Company Subsidiaries other than in the ordinary course in any material respect, (ii) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or (iii) take any action that adversely affects the ability of any Party to obtain any regulatory approvals for the transactions contemplated hereby; provided, however, that no action or omission by the Company or any Company Subsidiary with respect to matters specifically addressed by any provision of Section 6.1(b) through Section 6.1(r) shall be a breach of this Section 6.1(a);

(b) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights other than the issuance of Company Common Stock in respect of the vesting and/or exercise of Company RSUs and Company Stock Options outstanding as of the date hereof;

(c) (i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any Company Subsidiary to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or Rights, except as required by the terms of the Company Stock Plan and any related award agreements or to satisfy any Tax withholding obligations of the holder thereof or as required by the terms of its securities outstanding on the date of this Agreement (or granted following the date of this Agreement in accordance with this Agreement) by any Company Benefit Plan;

(d) (i) sell, lease, transfer, farmout, exchange, dispose of, license, convey or discontinue all or any portion of its assets, businesses or properties other than (A) sales, transfers and dispositions of inventory, commodities and produced Hydrocarbons, crude oil and refined products in the ordinary course of business consistent with past practice, (B) any sales, leases, dispositions or discontinuances for which the consideration is not in excess of $500,000 individually and $5,000,000 in the aggregate, or (C) any distributions expressly permitted under Section 6.1(e); (ii) acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity other than (A) in the ordinary course of business consistent with past practice or (B) acquisitions resulting from a working interest holder’s non-participation election in a well or wells; (iii) merge, consolidate or enter into any other business combination transaction with any Person; or (iv) convert from a limited partnership, limited liability company or corporation, as the case may be, to any other business entity;

(e) make or declare dividends or distributions to (i) the holders of Company Common Stock or any Company Subsidiary or (ii) any other equityholders of the Company or any Company Subsidiary (other than any dividend or distribution from a wholly owned Company Subsidiary to the Company or to any other wholly owned Company Subsidiary);

(f) amend the Company’s or any Company Subsidiary’s Organizational Documents as in effect on the date of this Agreement;

(g) (i) enter into any contract, agreement or arrangement that would be a material agreement to the Company or any Company Subsidiary or (ii) enter into contracts, agreements or arrangements that would involve payments by or to the Company or any Company Subsidiary in excess of $5,000,000 in the aggregate;

(h) modify, amend, terminate or assign, or waive or assign any rights under any material agreement, in any material manner or in any manner that would reasonably be expected to prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement;

(i) waive, release, assign, settle or compromise any material Proceeding or settle or compromise any Proceeding if such settlement or compromise (i) involves a material conduct remedy or material injunctive or similar relief, (ii) involves an admission of criminal wrongdoing by the Company or any Company Subsidiary or (iii) has in any material respect a restrictive impact on the business of the Company or any Company Subsidiary;

(j) implement or adopt any change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP;

(k) fail to use commercially reasonable efforts to maintain, with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present;

(l) (i) make, change or rescind in any material respect any elections relating to Taxes, (ii) settle or compromise any material Proceeding, audit or controversy relating to Taxes, (iii) amend any Tax Return in any material respect, or (iv) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes, except, in each case, in the ordinary course of business consistent with past practice;

(m) except as required by Law or pursuant to plans or arrangements in effect on the date hereof, (i) establish, adopt, enter into, terminate or amend, or take any action to accelerate the vesting or payment of any compensation, or benefits under, any material Company Benefit Plan, (ii) grant to any director, officer, employee, contractor or consultant any material increase in compensation, bonus or fringe or other benefits, (iii) grant to any current or former director, officer, employee, contractor or consultant of the Company or any Company Subsidiary any material increase in change in control, retention, severance or termination pay, (iv) enter into any employment, consulting, change in control, retention or severance agreement with any current or former director, officer, employee, contractor or consultant of the Company or any Company Subsidiary, (v) terminate the employment of any current officer if such termination would result in the right to receive payment of change in control, severance and/or termination benefits; provided, however, that the Company or a Company Subsidiary may provide unsubsidized continuation coverage required under Section 4980B of the Code, or (vi) allow any employee, contractor, consultant or officer to begin participating in any Company Benefit Plan that provides change in control, severance and/or termination benefits, regardless of whether the terms of such Company Benefit Plan would otherwise allow such employee, contractor, consultant or officer to begin participating in such Company Benefit Plan; provided, however, that the foregoing clauses (ii), (iii) and (iv) shall not restrict the Company or any Company Subsidiary from entering into or making available to newly hired employees or to non-officer employees with an annual base salary equal to or less than $150,000 in the context of promotions based on job performance, in each case, in the ordinary course of business consistent with past practice, compensation and benefits plans, programs, policies, agreements and arrangements (excluding programs, policies, agreements and arrangements related to change in control, retention or severance) that have a value that is (x) consistent with the past practice of making compensation and benefits available to newly hired employees or non-officer employees in similar positions and (y) in the case of such non-officer level employee, no greater than a 20% increase in the total compensation of such non-officer level employee prior to such promotion;

(n) (i) incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise), other than borrowings under existing revolving credit facilities in the ordinary course of business consistent with past practice, (ii) redeem, repurchase, cancel or otherwise acquire any Indebtedness (directly, contingently or otherwise), (iii) other than with respect to the existing revolving credit facilities, create any material Lien that is not a Permitted Lien on its property or the property of any Company Subsidiary in connection with any pre-existing Indebtedness, new Indebtedness or lease, or (iv) make or commit to make any capital expenditures other than such capital expenditures that do not exceed 115% of the Company’s 2017 or Q1 2018 capital budget, in each case as set forth on Section 6.1(n)((iv) of the Company Disclosure Letter;

(o) implement or otherwise enter into any derivative security with respect to Hydrocarbon production or marketing or enter into any Derivative Transaction applicable to the Company, provided, however, that the foregoing shall not apply to swaps covering up to 75% of the Company’s proved developed producing for 2018 and 2019 so long as such swaps are entered into at a minimum price of $55 for 2018 and $52.50 for 2019;

(p) enter into any transaction or Contracts with any Affiliate or other Person that would be required to be disclosed by the Company under Item 404 of Regulation S-K of the SEC;

(q) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation;

(r) make any loans, advances or capital contributions to, or investments in, any Person (other than the Company or any wholly owned Company Subsidiary) other than loans, advances or capital contributions in the form of trade credit granted to customers in the ordinary course of business; or

(s) agree or commit to do anything prohibited by clauses (a) through (r) of this Section 6.1;

provided, however, that the foregoing does not limit or restrict the ability of the Company or any Company Subsidiary to take otherwise prohibited actions in response to emergency situations to the extent required in order to ensure the protection of individuals or assets or compliance with any Environmental Law, including with respect to any Release or threatened Release of Hazardous Materials; provided that the Company promptly notifies Parent of the same.

6.2 Conduct of Business by Parent. From the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Article VIII, and except (i) as expressly permitted or required by this Agreement, (ii) as may be required by applicable Law or pursuant to the terms of any Parent Benefit Plan, (iii) as set forth in Section 6.2 of the Parent Disclosure Letter, (iv) as provided for or contemplated by any agreement of Parent or any of the Parent Subsidiaries in effect as of the date of this Agreement, or (v) with the prior written consent of the Company (which consent will not be unreasonably withheld, conditioned or delayed), Parent will not and will cause each Parent Subsidiary not to:

(a) (i) conduct its business and the business of the Parent Subsidiaries other than in the ordinary course in any material respect, (ii) fail to use commercially reasonable efforts to preserve intact its business organizations, goodwill and assets and maintain its rights, franchises and existing relations with customers, suppliers, employees and business associates, or (iii) take any action that adversely affects the ability of any Party to obtain any approvals required under the HSR Act for the transactions contemplated hereby; provided, however that no action or omission by Parent or any Parent Subsidiary with respect to matters specifically addressed by the provisions of Section 6.2(b) though Section 6.2(m) shall be a breach of this Section 6.2(a):

(b) issue, sell or otherwise permit to become outstanding, or authorize the creation of, any additional equity or any additional Rights other than (i) annual grants under the Parent Stock Plan in the ordinary course of business consistent with past practice in regards to both amounts and timing, (ii) grants of Parent Common Stock in respect of the vesting and/or exercise of grants made under the Parent Stock Plan that are outstanding as of the date hereof or (iii) issuances of shares of Parent Common Stock or convertible securities in an amount not exceeding 10% of the issued and outstanding shares of Parent Common Stock (in the case of convertible securities, on an as-converted basis) as of the date of this Agreement;

(c) (i) split, combine or reclassify any of its equity interests or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for its equity interests, or (ii) repurchase, redeem or otherwise acquire, or permit any Parent Subsidiary to purchase, redeem or otherwise acquire any membership, partnership or other equity interests or Rights, except as required by the terms of the Parent Stock Plan and any related award agreements or to satisfy any Tax withholding obligations of the holder thereof or as required by the terms of its securities outstanding on the date of this Agreement (or granted following the date of this Agreement in accordance with this Agreement) by any Parent Benefit Plan;

(d) (i) sell, lease, transfer, farmout, exchange, dispose of, license, convey or discontinue all or any portion of its assets, businesses or properties other than (A) in the ordinary course of business (including sales, transfers and dispositions of inventory, commodities and produced Hydrocarbons, crude oil and refined products), (B) any sales, leases, dispositions or discontinuances of assets, businesses or properties that are (i) located in Colorado for which the consideration is not in excess of $500,000 individually and $5,000,000 in the aggregate or (ii) located in Oklahoma, Kansas or Texas for which the consideration is not in excess of $25,000,000 in the aggregate, or (C) any distributions expressly permitted under Section 6.2(e); or (ii) acquire, by merger or otherwise, or lease any assets or all or any portion of the business or property of any other entity other than (A) in the ordinary course of business, (B) acquisitions resulting from a working interest holder’s non-participation election in a well or wells or (C) acquisitions that would not reasonably be expected to materially delay the consummation of the transactions contemplated by this Agreement;

(e) make or declare dividends or distributions to the equityholders of Parent or any Parent Subsidiary (other than any dividend or distribution from a wholly owned Parent Subsidiary to Parent or to any other wholly owned Parent Subsidiary);

(f) amend Parent’s Organizational Documents or amend the Organizational Document of any Parent Subsidiary or adopt any change in the Organizational Documents of any of Parent Subsidiary that would adversely affect the consummation of the Merger;

(g) enter into any contract, agreement or arrangement that would be a material agreement, except as would not prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement;

(h) modify, amend, terminate or assign, or waive or assign any rights under any material agreement, in a manner that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect, or that would reasonably be expected to prevent or materially delay the consummation of the Merger or the other transactions contemplated by this Agreement;

(i) implement or adopt any change in its GAAP accounting principles, practices or methods, other than as may be required by GAAP;

(j) fail to use commercially reasonable efforts to maintain with financially responsible insurance companies, insurance in such amounts and against such risks and losses as is maintained by it at present except to the extent that any such failure would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect;

(k) (i) make, change or rescind in any material respect any elections relating to Taxes, (ii) settle or compromise any material Proceeding, audit or controversy relating to Taxes, (iii) amend any Tax Return in any material respect, or (iv) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes, except, in each case, in the ordinary course of business consistent with past practice;

(l) (i) incur, assume, guarantee or otherwise become liable for any Indebtedness (directly, contingently or otherwise), other than (A) borrowings under existing revolving credit facilities or (B) in the ordinary course of business, (ii) redeem, repurchase, cancel or otherwise acquire any Indebtedness (directly, contingently or otherwise) or (iii) other than with respect to the existing revolving credit facilities, create any material Lien that is not a Permitted Lien on its property or the property of any Parent Subsidiary in connection with any pre-existing Indebtedness, new Indebtedness or lease;

(m) authorize, recommend, propose or announce an intention to adopt a plan of complete or partial dissolution or liquidation; or

(n) agree or commit to do anything prohibited by clauses (a) through (m) of this Section 6.2;

provided, however, that the foregoing does not limit or restrict the ability of Parent or any Parent Subsidiary to take otherwise prohibited actions in response to emergency situations to the extent required in order to ensure the protection of individuals or assets or compliance with any Environmental Law; including with respect to any Release or threatened Release of Hazardous Materials; provided that Parent promptly notifies the Company of the same.

6.3 Consummation of the Merger.

(a) Subject to the terms and conditions of this Agreement, the Company, on the one hand, and each of Parent and Merger Sub, on the other hand, will cooperate with the Other Party and use (and will cause their respective Subsidiaries to use) its reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable and to consummate and make effective, in the most expeditious manner practicable, the Merger, including preparing and filing promptly and fully all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including, filing any Notification and Report Form required pursuant to the HSR Act within ten (10) Business Days following the execution of this Agreement and to request early termination of the applicable waiting period), (ii) obtain promptly all Consents, clearances, expirations or terminations of waiting periods, registrations, (including Environmental Permits), authorizations and other confirmations from any Governmental Entity or third party necessary, proper or advisable to consummate the Merger and (iii) defend any Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Merger. Parent will be responsible for the payment of any filing fees under the HSR Act in connection with the transactions contemplated hereby.

(b) Each of the Parties hereto will use reasonable best efforts to (i) cooperate in all respects with each other in connection with any filing to or submission with a Governmental Entity in connection with the transactions contemplated hereby and in connection with any Proceeding by or before a Governmental Entity relating to the Merger, including any Proceeding initiated by a private Person, (ii) promptly inform the Other Party of (and supply to the Other Party) any material communication received by such Party from, or given by such Party to any Governmental Entity and any material communication received or given in connection with any Proceeding by a private Person, in each case regarding the Merger (iii) permit the Other Party to review in advance and incorporate their reasonable comments in any communication to be given by it to any Governmental Entity with respect to obtaining any investigations or reviews under any Law in connection with the transactions contemplated hereby and (iv) to the extent practicable, consult with the Other Party in advance of any material meeting, written communications or teleconference with any Governmental Entity or, in connection with any Proceeding by a private Person, with any other Person, and, to the extent not prohibited by the Governmental Entity or other Person, give the Other Party the opportunity to attend and participate in such meetings and teleconferences. Parent shall be entitled to direct any Proceedings with any Governmental Entity or other Person relating to any of the foregoing. Subject to Section 6.8, the Parties will take reasonable best efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 6.3 in a manner so as to preserve the applicable privilege. Any Party may share information with any Other Party on an “outside counsel only” basis. Nothing in this

Section 6.3 shall obligate the Parties to share any information regarding the value of the transaction or, absent the entry of a mutually acceptable joint defense agreement, information covered by the attorney client privilege, work product doctrine or other similar privilege.

(c) Parent agrees to use reasonable best efforts to take, or cause to be taken (including by the Parent Subsidiaries), any and all steps and to make, or cause to be made (including by the Parent Subsidiaries), any and all undertakings necessary to resolve any objections that a Governmental Entity or any other Person may assert under any Antitrust Law with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Antitrust Law that may be asserted by any Governmental Entity with respect to the Merger, in each case, so as to enable the Closing to occur as promptly as practicable. For the avoidance of doubt, Parent’s reasonable best efforts to consummate the transactions contemplated by this Agreement include, but are not limited to, doing or agreeing to do, and causing the Parent Subsidiaries to do or agree to do, any and all of the following: (i) selling, divesting or otherwise disposing of or holding separate any of Parent’s, any Parent Subsidiaries’, or, following the consummation of the Merger, the Company’s or any Company Subsidiaries’ assets, properties, products, rights, services, businesses, or voting securities; and (ii) terminating, modifying or extending any existing relationships and contractual rights and obligations of Parent or any Parent Subsidiary, or, following the consummation of the Merger, the Company or any Company Subsidiary. Notwithstanding anything in this Agreement to the contrary, Parent and the Parent Subsidiaries and the Company and the Company Subsidiaries shall not be required (and without the prior consent of Parent, the Company and the Company Subsidiaries shall not), take any action with respect to any order or any applicable Law or in order to obtain any approval or resolve any objection or impediment under any Antitrust Law which is not conditioned upon the consummation of the Merger.

(d) In furtherance and not in limitation of the covenants of the Parties contained in this Section 6.3, if any Proceeding, is instituted (or threatened to be instituted) challenging the Merger as violative of any Antitrust Law, each of Parent and the Company will use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any Judgment, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Merger.

6.4 No Solicitation and Company Change in Recommendation.

(a) From and after the date of this Agreement until the Effective Time or if earlier the termination of this Agreement in accordance with Article VIII hereof, the Company will, and will cause the Company Subsidiaries and will use commercially reasonable efforts to cause its Representatives to, immediately cease, and cause to be terminated, any solicitation, encouragement, discussion or negotiation with any Person conducted heretofore by the Company or any Company Subsidiary or any of its or their Representatives with respect to any Alternative Proposal.

(b) Except as otherwise expressly permitted by this Section 6.4, from and after the date of this Agreement until the Effective Time or if earlier the termination of this Agreement in accordance with Article VIII hereof, the Company will not, and will cause the Company Subsidiaries and will use commercially reasonable efforts to cause its Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate (including by furnishing or providing information) any inquiries, proposals, or offers regarding, or the making of, any proposal or offer that constitutes, or would reasonably be expected to lead to an Alternative Proposal, (ii) enter into, participate or engage in or continue any discussions or negotiations with any Person with respect to an Alternative Proposal or any inquiry or indication of interest that would reasonably be expected to lead to an Alternative Proposal, (iii) furnish any non-public information regarding the Company or the Company Subsidiaries, or access to the properties, assets or employees of the Company or the Company Subsidiaries, to any Person in connection with or in response to an Alternative Proposal or any inquiry or indication of interest that would reasonably be expected to lead to an Alternative Proposal, (iv) approve or recommend to the Company’s stockholders, or execute or enter into any letter of intent or agreement in principle, or any other agreement providing for an Alternative Proposal (other than a confidentiality agreement as provided in Section 6.4(e)(ii)) or (v) resolve, agree or publicly propose to, or permit the Company or any Company Subsidiary or any of its or their Representatives to agree or publicly propose to take any of the actions referred to in clauses (i) through (iv).

(c) Unless specifically permitted by Section 6.4(d), the Company shall not (i) fail to include the Company Board Recommendation in the Joint Proxy Statement, (ii) withdraw, modify or qualify, or propose publicly to withdraw, modify or qualify, in a manner adverse to Parent, the Company Board Recommendation, (iii) fail to recommend against acceptance of any tender offer or exchange offer for the shares of Company Common Stock within 10 Business Days after commencement of any such offer, (iv) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Alternative Proposal or any letter of intent, agreement in principal, acquisition agreement or similar Contract relating to any Alternative Proposal or (v) resolve or agree to take any of actions contained in clauses (i) through (iv) above (the taking of any action described in this Section 6.4(c) being referred to as a “Company Change in Recommendation”).

(d) From and after the date of this Agreement, the Company shall advise Parent in writing of the receipt by the Company of (i) any Alternative Proposal made on or after the date of this Agreement and (ii) any request for non-public information or data relating to the Company or any of Company Subsidiary made by any Person in connection with an Alternative Proposal or any request for discussions or negotiations with the Company or a Representative of the Company relating to an Alternative Proposal (in each case within 48 hours thereof). The Company shall provide to Parent (within such 48 hour time frame) the identity of each Person that makes an Alternative Proposal or request and a copy of any such Alternative Proposal or request made in writing provided to the Company or any Company Subsidiary (or where no such copy is available, a written summary of the material terms of such Alternative Proposal or request). The Company shall keep Parent informed on a reasonably prompt basis with respect to the status and material terms of any such Alternative Proposal or request and any material changes to the status of any such discussions or negotiations and the terms and conditions of any such Alternative Proposal, and shall promptly (and in no event later than 24 hours after transmittal or receipt), provide Parent with copies of any correspondence and other written material, with respect to material oral communications, a written summary of such correspondence or communications, between: (x) on the one hand, the Company or any of their Representatives; and (y) on the other hand, the Person that made or submitted such Alternative Proposal or any Representative of such Person.

(e) Notwithstanding anything in this Section 6.4 to the contrary, the Company, directly or indirectly through one or more of its Representatives, may:

(i)	to the extent required by applicable Law; comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act; provided, however, that the Company shall not, except as expressly permitted by Section 6.4(e)(iii) and Section 6.4(f), make any Company Change in Recommendation in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements

(ii)

prior to the receipt of the Company Stockholder Approval, engage in the activities prohibited by Sections 6.4(b)(ii) or 6.4(b)(iii), solely with and to any Person who has made a written, bona fide Alternative Proposal that did not result from a breach of this Section 6.4; provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.4(b) may be furnished until the Company receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of nonpublic information furnished to such Person by or on behalf of the Company that are no less favorable to the Company in the aggregate than the terms of the Confidentiality Agreement; provided, further, that such confidentiality agreement does not contain provisions that prohibit the Company from complying with the provisions of this Section 6.4, and the Company shall substantially concurrently provide to Parent any information concerning the Company or any Company Subsidiary provided to any other Person in connection with an Alternative Proposal that was not previously provided or made available to Parent; (B) prior to engaging in any activities prohibited by Section 6.4(b)(ii) and

Section 6.4(b)(iii), the Company shall provide Parent with written notice of the identity of such Person and of the Company’s intention to take such action; and (C) prior to taking any such actions, the Company Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Alternative Proposal is, or would reasonably be expected to lead to, a Company Superior Proposal and, after consultation with its outside legal counsel, that the failure to engage in such activities would be inconsistent with the Company Board’s duties under applicable Law;

(iii)	prior to the receipt of the Company Stockholder Approval, in response to an Alternative Proposal that did not result from a breach of this Section 6.4, if the Company Board (or any committee thereof) so chooses, cause the Company to effect a Company Change in Recommendation or to terminate this Agreement pursuant to Section 8.1(j), if prior to taking such action (A) the Company Board (or a committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that such Alternative Proposal is a Company Superior Proposal (taking into account any adjustment to the terms and conditions of the Merger proposed by Parent in response to such Alternative Proposal), (B) the Company Board has determined in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with the Company Board’s duties under applicable Law, (C) the Company shall have given written notice to Parent that the Company has received such proposal (which notice shall (1) include a copy of the proposed transaction agreements with the Person making such Alternative Proposal, (2) specify the material terms and conditions of such proposal and (3) inform Parent that the Company intends to take such action)(such notice being referred to herein as a “Company Superior Proposal Notice”), (D) the Company has negotiated, in good faith with Parent, to the extent Parent wishes to negotiate, during the period starting on the date Parent receives the Company Superior Proposal Notice and ending at 11:59 p.m., Eastern Time on the third Business Day following such receipt (such period of time, a “Company Superior Proposal Notice Period”), with respect to any revisions of the terms of this Agreement proposed by Parent; and (E) at the end of such Company Superior Proposal Notice Period, the Company Board (or any committee thereof) shall have determined in good faith, after consultation with its financial advisors and outside legal counsel and taking into account any changes to the terms and conditions of this Agreement proposed by Parent in response to such Alternative Proposal, that such Alternative Proposal remains a Company Superior Proposal with respect to Parent’s revised proposal and that the failure to take such action would be inconsistent with the Company Board’s duties under applicable Law. The Parties agree that any amendment to the financial terms or other materials terms of a Company Superior Proposal shall require delivery of another Company Superior Proposal Notice and another Company Superior Proposal Notice Period in respect of such amended Company Superior Proposal, except that if the only change to the Company Superior Proposal is a change in price, then the Company Superior Proposal Notice Period shall be 24 hours after notification of such change to Parent; and

(f)

Notwithstanding anything in this Agreement to the contrary, prior to receipt of the Company Stockholder Approval, in response to a Company Intervening Event that occurs or arises after the date of this Agreement, the Company may, if the Company Board (or any committee thereof) so chooses, effect a Company Change in Recommendation if, prior to taking such action, (i) the Company Board (or a committee thereof) determines in good faith after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the Company Board’s duties under applicable Law, (ii) the Company shall have given written notice to Parent that the Company has determined that a Company Intervening Event has occurred or arisen (which notice will (A) describe such Company Intervening Event and (B) inform Parent that the Company intends to effect a Company Change in Recommendation) (such notice being referred to herein as a “Company Intervening Event Notice”); (iii) the Company has negotiated, and has used its reasonable best efforts to cause its Representatives to negotiate, in good faith with Parent, to the extent Parent wishes to negotiate, during the period starting on the date Parent receives the

Company Intervening Event Notice and ending at 11:59 p.m., Eastern Time on the fourth Business Day following such receipt (such period of time, a “Company Intervening Event Notice Period”), with respect to any revisions to the terms of this Agreement proposed by Parent; and (iv) at the end of such Company Intervening Event Notice Period, the Company Board (or any committee thereof), after consultation with its outside legal counsel, shall have considered in good faith any changes to this Agreement proposed in writing by Parent, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that such proposed changes do not obviate the need for the Company Board to effect a Company Change in Recommendation and that the failure to make a Company Change in Recommendation would be inconsistent with the Company Board’s duties under applicable Law.

6.5 No Solicitation and Parent Change in Recommendation.

(a) From and after the date of this Agreement until the Effective Time or if earlier the termination of this Agreement in accordance with Article VIII hereof, Parent will, and will cause the Parent Subsidiaries and will use commercially reasonable efforts to cause its Representatives to, immediately cease, and cause to be terminated, any solicitation, encouragement, discussion or negotiation with any Person conducted heretofore by Parent or any Parent Subsidiary or any of its or their Representatives with respect to any Parent Alternative Proposal.

(b) Except as otherwise expressly permitted by this Section 6.5, from and after the date of this Agreement until the Effective Time or if earlier the termination of this Agreement in accordance with Article VIII hereof, Parent will not, and will cause the Parent Subsidiaries and will use commercially reasonable efforts to cause its Representatives not to, directly or indirectly, (i) initiate, solicit or knowingly encourage or knowingly facilitate (including by furnishing or providing information) any inquiries, proposals, or offers regarding, or the making of, any proposal or offer that constitutes, or would reasonably be expected to lead to a Parent Alternative Proposal, (ii) enter into, participate or engage in or continue any discussions or negotiations with any Person with respect to a Parent Alternative Proposal or any inquiry or indication of interest that would reasonably be expected to lead to a Parent Alternative Proposal, (iii) furnish any non-public information regarding Parent or the Parent Subsidiaries, or access to the properties, assets or employees of Parent or the Parent Subsidiaries, to any Person in connection with or in response to a Parent Alternative Proposal or any inquiry or indication of interest that would reasonably be expected to lead to a Parent Alternative Proposal, (iv) approve or recommend to the Company’s stockholders, or execute or enter into any letter of intent or agreement in principle, or any other agreement providing for a Parent Alternative Proposal (other than a confidentiality agreement as provided in Section 6.5(e)(ii)) or (v) resolve, agree or publicly propose to, or permit Parent or Parent Subsidiary or any of its or their Representatives to agree or publicly propose to take any of the actions referred to in clauses (i) through (v).

(c) Except as specifically permitted by this Section 6.5(e), Parent may not make a Parent Change in Recommendation.

(d) From and after the date of this Agreement, Parent shall advise the Company in writing of the receipt by Parent of (i) any Parent Alternative Proposal made on or after the date of this Agreement and (ii) any request for non-public information or data relating to Parent or any Subsidiary of Parent made by any Person in connection with a Parent Alternative Proposal or any request for discussions or negotiations with Parent or a Representative of Parent relating to a Parent Alternative Proposal (in each case within 48 hours thereof). Parent shall provide to the Company (within such 48 hour time frame) the identity of each Person that makes a Parent Alternative Proposal or request and a copy of any such Parent Alternative Proposal or request made in writing provided to Parent or any Subsidiary of Parent (or, where no such copy is available, a written summary of the material terms of such Parent Alternative Proposal or request). Parent shall keep the Company informed on a reasonably prompt basis with respect to the status and material terms of any such Parent Alternative Proposal or request and any material changes to the status of any such discussions or negotiations and the terms and conditions of any such Parent Alternative Proposal, and shall promptly (and in no event later than 24 hours after transmittal or receipt), provide the Company with copies of any correspondence and other written material and, with respect to material oral communications, a written summary of such correspondence or communications, between: (x) on the one hand, Parent or any of their Representatives; and (y) on the other hand, the Person that made or submitted such Parent Alternative Proposal or any Representative of such Person. For purposes of this Section 6.5(d), the term “Parent Alternative Proposal” shall have the meaning assigned to such term in Section 1.1 except that, without limiting the provisions of Section 6.3 and Section 6.5, all references to “20%” therein shall be deemed to be references to “35%” in the event that such Alternative Proposal relates to any direct acquisition of any assets of Parent or any Subsidiary of Parent.

(e) Notwithstanding anything in this Section 6.5 to the contrary, Parent, directly or indirectly through one or more of its Representatives, may:

(i)	to the extent required by applicable Law, comply with Rule 14e-2(a), Item 1012(a) of Regulation M-A and Rule 14d-9 promulgated under the Exchange Act; provided, however, that Parent shall not, except as expressly permitted by Section 6.5(e)(iii) and Section 6.5(f), make any Parent Change in Recommendation in any disclosure document or communication filed or publicly issued or made in conjunction with the compliance with such requirements;

(ii)	prior to the receipt of the Parent Stockholder Approval, engage in the activities prohibited by Sections 6.5(b)(ii) or 6.5(b)(iii), solely with and to any Person who has made a written, bona fide Parent Alternative Proposal that did not result from a breach of this Section 6.5; provided, however, that (A) no non-public information that is prohibited from being furnished pursuant to Section 6.5(b) may be furnished until Parent receives an executed confidentiality agreement from such Person containing limitations on the use and disclosure of nonpublic information furnished to such Person by or on behalf of the Parent that are no less favorable to Parent in the aggregate than the terms of the Confidentiality Agreement; provided, further, that such confidentiality agreement does not contain provisions that prohibit Parent from complying with the provisions of this Section 6.5, and Parent shall substantially concurrently provide to the Company any information concerning Parent or any Subsidiary of Parent provided to any other Person in connection with a Parent Alternative Proposal that was not previously provided or made available to the Company; (B) prior to engaging in any activities prohibited by Section 6.5(b)(ii) and Section 6.5(b)(iii), Parent shall provide the Company with written notice of the identity of such Person and of Parent’s intention to take such action; and (C) prior to taking any such actions, the Parent Board or any committee thereof determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Parent Alternative Proposal is, or would reasonably be expected to lead to, a Parent Superior Proposal and, after consultation with its outside legal counsel, that the failure to engage in such activities would be inconsistent with the Parent Board’s duties under applicable Law;

(iii)

prior to the receipt of the Parent Stockholder Approval, in response to a Parent Alternative Proposal that did not result from a breach of this Section 6.5, if the Parent Board (or any committee thereof) so chooses, cause Parent to effect a Parent Change in Recommendation, if prior to taking such action (A) the Parent Board (or a committee thereof) determines in good faith after consultation with its financial advisors and outside legal counsel that such Parent Alternative Proposal is a Parent Superior Proposal (taking into account any adjustment to the terms and conditions of the Merger proposed by the Company in response to such Parent Alternative Proposal); (B) the Parent Board has determined in good faith (after consultation with its outside legal counsel) that failure to do so would be inconsistent with Parent Board’s duties under applicable Law; (C) Parent shall have given written notice to the Company that Parent has received such proposal (which notice shall (1) include a copy of the proposed transaction agreements with the Person making such Parent Alternative Proposal, (2) specify the material terms and conditions of such proposal, and (3) inform the Company that Parent intends to take such action)(such notice being referred to herein as a “Parent Superior Proposal Notice”); (D) Parent has negotiated, in good faith with the Company, to the extent the Company wishes to negotiate, during the period starting on the date the Company receives the Parent Superior Proposal Notice and ending at 11:59 p.m., Eastern Time on the third Business Day following such receipt (such period of time, a “Parent Superior Proposal Notice Period”), with respect to any revisions of the terms of this Agreement proposed by the Company; and (E) at the end of such Parent Superior Proposal Notice Period, the Parent Board (or any committee thereof) shall have determined in good faith, after consultation with its financial advisors and outside legal counsel and taking into account any changes to the terms and conditions of this Agreement proposed by the Company in response to such Parent Alternative Proposal, that such Parent Alternative Proposal remains a Parent Superior Proposal with respect to the Company’s revised proposal and that the failure to take such action would be inconsistent with the Parent Board’s duties under applicable Law. The Parties agree that any amendment to the financial terms or other materials terms of a Parent Superior Proposal shall require delivery of another Parent Superior Proposal Notice and another Parent Superior Proposal Notice Period in respect of such amended Parent Superior Proposal, except that if the only change to the Parent Superior Proposal is a change in price, then the Parent Superior Proposal Notice Period shall be 24 hours after notification of such change to the Company; and

(f) Notwithstanding anything in this Agreement to the contrary, prior to receipt of the Parent Stockholder Approval, in response to a Parent Intervening Event that occurs or arises after the date of this Agreement, Parent may, if the Parent Board (or any committee thereof) so chooses, effect a Parent Change in Recommendation if, prior to taking such action, (i) the Parent Board (or a committee thereof) determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be inconsistent with the Parent Board’s duties under applicable Law; (ii) Parent shall have given written notice to the Company that Parent has determined that a Parent Intervening Event has occurred or arisen (which notice will (A) describe such Parent Intervening Event and (B) inform the Company that Parent intends to effect a Parent Change in Recommendation) (such notice being referred to herein as a “Parent Intervening Event Notice”); (iii) Parent has negotiated, and has used its reasonable best efforts to cause its Representatives to negotiate, in good faith with the Company, to the extent the Company wishes to negotiate, during the period starting on the date the Company receives the Parent Intervening Event Notice and ending at 11:59 p.m., Eastern Time on the fourth Business Day following such receipt (such period of time, a “Parent Intervening Event Notice Period”), with respect to any revisions to the terms of this Agreement proposed by the Company; and (iv) at the end of such Parent Intervening Event Notice Period, the Parent Board (or any committee thereof), after consultation with its outside legal counsel, shall have considered in good faith any changes to this Agreement proposed in writing by the Company, and shall have determined in good faith, after consultation with its financial advisors and outside legal counsel, that such proposed changes do not obviate the need for the Parent Board to effect a Parent Change in Recommendation and that the failure to make a Parent Change in Recommendation would be inconsistent with the Parent Board’s duties under applicable Law.

6.6 Preparation of Joint Proxy Statement and Registration Statement.

(a) Parent will promptly furnish to the Company such data and information relating to it and Merger Sub as the Company may reasonably request for the purpose of including such data and information in the Joint Proxy Statement and any amendments or supplements thereto used by the Company to obtain Company Stockholder Approval and by Parent to obtain Parent Stockholder Approval. The Company will promptly furnish to Parent such data and information relating to it and the Company Subsidiaries as Parent may reasonably request for the purpose of including such data and information in the Registration Statement and any amendments or supplements.

(b) Promptly following the date hereof, the Company and Parent shall cooperate in preparing and shall cause to be filed with the SEC a mutually acceptable Joint Proxy Statement relating to the matters to be submitted to the holders of Company Common Stock at the Company Stockholders Meeting, and the holders of Parent Common Stock at the Parent Stockholders Meeting, and Parent shall prepare and file with the SEC the Registration Statement (of which the Joint Proxy Statement will be a part). Parent and the Company shall each use reasonable best efforts to cause the Registration Statement and the Joint Proxy Statement to comply with the rules and regulations promulgated by the SEC and to respond promptly to any comments of the SEC or its staff. Parent and the Company shall each use its reasonable best efforts to cause the Registration Statement to become effective under the Securities Act as soon after such filing as practicable and to keep the Registration Statement effective as long as is necessary to consummate the Merger. All correspondence and communications to the SEC made by the Company or Parent with respect to the transactions contemplated hereby will be provided to the other party with an opportunity to review and comment thereon, prior to such communication or correspondence being made.

(c) Parent and the Company shall make all necessary filings with respect to the Merger and the transactions contemplated hereby under the Securities Act and the Exchange Act and applicable blue sky laws and the rules and regulations thereunder. Each Party will advise the other, promptly after it receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Joint Proxy Statement or the Registration Statement or comments thereon and responses thereto or requests by the SEC for additional information. No amendment or supplement to the Joint Proxy Statement or the Registration Statement shall be filed without the approval of the Parties, which approval shall not be unreasonably withheld, conditioned or delayed; provided, however, that, with respect to documents filed by a Party that are incorporated by reference in the Joint Proxy Statement or the Registration Statement, this right of approval shall apply only with respect to information relating to the Other Party, its Subsidiaries and its Affiliates, their business, financial condition or results of operations or the transactions contemplated hereby; and provided further that the Company, in connection with any Company Change in Recommendation, may amend or supplement the Joint Proxy Statement (including by incorporation by reference) and make other filings with the SEC, to effect such Company Change in Recommendation, and in such event, this right of approval shall apply only with respect to information relating to Parent, the Parent Subsidiaries and Parent’s Affiliates or their business, financial condition or results of operations and (ii) Parent, in connection with any Parent Change in Recommendation, may amend or supplement the Joint Proxy Statement (including by incorporation by reference) and make other filings with the SEC, to effect such Parent Change in Recommendation, and in such event, this right of approval shall apply only with respect to information relating to the Company, the Company Subsidiaries and its Affiliates or their business, financial condition or results of operations.

(d) If at any time prior to the Effective Time, any information relating to Parent or the Company, or any of their respective Subsidiaries, Affiliates, officers or directors, should be discovered by Parent or the Company that should be set forth in an amendment or supplement to the Registration Statement or the Joint Proxy Statement, so that such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Party and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by applicable Law, disseminated to the stockholders of the Company and the stockholders of Parent.

6.7 Stockholders Meetings.

(a) The Company shall take all action necessary in accordance with applicable Laws and the Organizational Documents of the Company to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC (and in any event no later than 45 days thereafter). Except as otherwise expressly permitted by Section 6.4, the Company shall (i) through the Company Board, recommend, including through a recommendation in the Joint Proxy Statement that the stockholders of the Company vote in favor of the adoption of this Agreement at the Company Stockholders Meeting, if necessary, and (ii) solicit from stockholders of the Company proxies in favor of the adoption of this Agreement. Notwithstanding anything to the contrary contained in this Agreement (except for the sentence immediately following this sentence), the Company (i) shall be required to adjourn or postpone the Company Stockholders Meeting (A) to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to the Company’s stockholders within a reasonable amount of time in advance of the Company Stockholders Meeting or (B) if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Company Stockholders Meeting and (ii) may, and at Parent’s request shall, adjourn or postpone the Company Stockholders Meeting if, as of the time for which the Company Stockholders Meeting is scheduled, there are insufficient shares of Company Common Stock represented (either in person or by proxy) to obtain the Company Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Company Stockholders Meeting shall not be adjourned or postponed to a date that is more than 20 Business Days after the date for which the meeting was previously scheduled (it being understood that such Company Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Company Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist) and provided further that the Company Stockholders Meeting shall not be adjourned or postponed to a date on or after two Business Days prior to the Outside Date. Notwithstanding the foregoing, the Company may adjourn or postpone the Company Stockholders Meeting to a date no later than the second Business Day after the expiration of the periods contemplated by Section 6.4(e)(iii)(D). Unless this Agreement has been terminated in accordance with its terms, the Company’s obligations to call, give notice of, convene and hold the Company Stockholders Meeting in accordance with this Section 6.7 shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Company Superior Proposal or Alternative Proposal, or by any Company Change in Recommendation. If requested by Parent, the Company shall promptly provide to Parent all voting tabulation reports relating to the Company Stockholder Meeting that have been prepared by the Company or the Company’s transfer agent, proxy solicitor or other Representatives.

(b) Parent shall take all action necessary in accordance with applicable Laws and the Organizational Documents of Parent to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining Parent Stockholder Approval, to be held as promptly as reasonably practicable following the clearance of the Joint Proxy Statement by the SEC (and in any event no later than 45 days thereafter). Unless this Agreement has been terminated in accordance with its terms, Parent’s obligations to call, give notice of, convene and hold the Parent Stockholders Meeting in accordance with this Section 6.7 shall not be limited or otherwise affected by the making, commencement, disclosure, announcement or submission of any Parent Superior Proposal or Parent Alternative Proposal, by any Parent Change in Recommendation. Except as otherwise expressly permitted by Section 6.5, Parent shall (i) through the Parent Board, recommend, including through a recommendation in the Joint Proxy Statement, that the stockholders of Parent vote in favor of issuance of Parent Common Stock pursuant to this Agreement and (ii) solicit from stockholders of Parent proxies in favor of the adoption of the issuance of Parent Common Stock pursuant to this Agreement. Notwithstanding anything to the contrary contained in this Agreement (except for the sentence immediately following this sentence), Parent (i) shall be required to adjourn or postpone Parent Stockholders Meeting (A) to the extent necessary to ensure that any required supplement or amendment to the Joint Proxy Statement is provided to Parent’s stockholders within a reasonable amount of time in advance of the Parent Stockholders Meeting or (B) if, as of the time for which Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at such Parent Stockholders Meeting and (ii) may adjourn or postpone Parent Stockholders Meeting if, as of the time for which Parent Stockholders Meeting is scheduled, there are insufficient shares of Parent Common Stock represented

(either in person or by proxy) to obtain Parent Stockholder Approval; provided, however, that unless otherwise agreed to by the Parties, the Parent Stockholders Meeting shall not be adjourned or postponed to a date that is more than 20 Business Days after the date for which the meeting was previously scheduled (it being understood that such Parent Stockholders Meeting shall be adjourned or postponed every time the circumstances described in the foregoing clauses (i)(A) and (i)(B) exist, and such Parent Stockholders Meeting may be adjourned or postponed every time the circumstances described in the foregoing clause (ii) exist); and provided further that Parent Stockholders Meeting shall not be adjourned or postponed to a date on or after two Business Days prior to the Outside Date. Notwithstanding the foregoing, Parent may adjourn or postpone the Parent Stockholders Meeting to a date no later than the second Business Day after the expiration of the periods contemplated by Section 6.5(e)(iii)(D). If requested by the Company, Parent shall promptly provide to the Company all voting tabulation reports relating to Parent Stockholders Meeting that have been prepared by Parent or Parent’s transfer agent, proxy solicitor or other Representatives.

(c) The Parties shall use commercially reasonable efforts to hold the Company Stockholders Meeting and Parent Stockholders Meeting on the same day.

(d) Immediately after the execution of this Agreement, the written consent of Parent, as sole stockholder of Merger Sub, duly approving and adopting this Agreement and the transactions contemplated hereby, including the Merger, in accordance with applicable Law and the Organizational Documents of Merger Sub shall have become effective, and Parent shall deliver to the Company evidence of such action by written consent so approving and adopting this Agreement and the transactions contemplated hereby, including the Merger.

6.8 Access to Information: Confidentiality.

(a) From the date hereof until the Effective Time or the earlier termination of this Agreement in accordance with its terms, upon reasonable prior notice, each Party shall, and shall cause each of its Subsidiaries to afford to the Other Party and their respective Representatives reasonable access during normal business hours to (and, with respect to books and records, the right to copy) all of its and its Subsidiaries’ officers, key employees, agents, properties, offices, commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form). Each Party shall furnish promptly to the Other Party (i) a copy of each report, schedule and other document filed or submitted by it pursuant to the requirements of federal or state securities Laws and a copy of any communication (including “comment letters”) received by such Party from the SEC concerning compliance with securities Laws and (ii) all other relevant information concerning its and its Subsidiaries’ business, properties and personnel, in each case, as the Other Party may reasonably request. In addition, from the date hereof until the Effective Time, each of the Company and Parent shall, and shall cause each of its Subsidiaries to, use its reasonable best efforts to cause its customers, suppliers, lenders and other creditors to be available to the Other Party. Notwithstanding the foregoing provisions of this Section 6.8(a), (i) each Party shall not be required to, or to cause any of its Subsidiaries to, grant such access if such Party reasonably determines that it would (A) materially disrupt or impair the business or operations of such Party or any of its Subsidiaries, (B) constitute a violation of any Contract with respect to confidentiality or non-disclosure owing to a third party (including any Governmental Entity) to which such Party or any of its Subsidiaries is a party, (C) constitute a violation of any applicable Law, (D) result in the disclosure of any trade secrets or other confidential business information, or (E) result in a waiver of attorney-client privilege, work product doctrine or similar privilege, or (ii) no Party shall be entitled to conduct environmental sampling without the Other Party’s prior written consent, which consent shall not be unreasonably withheld, delayed or conditioned, provided, however, that in the absence of such consent, the Other Party shall be granted access to the properties and facilities of such Party for the purpose of conducting any visual inspections and assessments at such times and in such a manner so as not to unreasonably interfere with the Other Party’s business. The Company and Parent will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply..

(b) The Confidentiality Agreement dated as of September 11, 2017 between Parent and the Company (the “Confidentiality Agreement”) shall survive the execution and delivery of this Agreement and shall apply to all information furnished thereunder or hereunder. All information provided to any party or its Representatives pursuant to or in connection with this Agreement is deemed to be “Confidential Information” as defined under the Confidentiality Agreement.

6.9 Public Statements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Parent and the Company. Parent and the Company will not, and each of the foregoing will use reasonable best efforts to cause its Representatives not to, issue any public announcements or make other public disclosures regarding this Agreement or the transactions contemplated hereby, without the prior written consent of the Other Party (such consent not to be unreasonably withheld, conditioned or delayed); provided, however, that a Party or its Representatives may issue a public announcement or other public disclosures required by Law or the rules of any stock exchange upon which such Party’s or its parent entity’s capital stock is traded, provided such Party uses reasonable best efforts to afford the Other Party an opportunity to first review the content of the proposed disclosure and provide reasonable comments regarding same; provided, further, that the Company shall not be required by this Section 6.9 to consult with any Other Party with respect to a public announcement in connection with the receipt and existence of an Alternative Proposal and the publication of any press release or announcement with respect to a Company Change in Recommendation made in accordance with Section 6.4 or a Parent Change in Recommendation made in accordance with Section 6.5; and provided, further, that the Company shall permit Parent to review in advance and incorporate their reasonable comments into any material communication to be given by the Company to any current employee, contractor or consultant with respect to (i) the Merger, (ii) the impact of the Merger on such individuals’ service relationship with the Company or Parent, or (iii) the impact of the Merger on any Parent Benefit Plans or Company Benefit Plans.

6.10 Takeover Laws. None of the Company, Parent or Merger Sub will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Laws, and each of them will take all reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from the Takeover Laws of any state that purport to apply to this Agreement or the transactions contemplated hereby.

6.11 Third-Party Approvals.

(a) Subject to the terms and conditions of this Agreement, Parent and the Company and their respective Subsidiaries will cooperate and use their respective commercially reasonable efforts to prepare all documentation, to effect all filings, to obtain all permits, consents, approvals and authorizations of all Governmental Entities and third parties necessary to consummate the transactions contemplated by this Agreement and to comply with the terms and conditions of such permits (including Environmental Permits), consents, approvals and authorizations and to cause the Merger to be consummated as expeditiously as practicable. Each of Parent and the Company has the right to review in advance, and, to the extent practicable, each will consult with the other, in each case subject to applicable Laws relating to the exchange of information, with respect to, all material written information submitted to any third party or any Governmental Entities in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties hereto agrees to act reasonably and promptly. Each Party hereto agrees that it will consult with the Other Party with respect to the obtaining of all material permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement, and each Party will keep the Other Party apprised of the status of material matters relating to completion of the transactions contemplated hereby.

(b) Each of Parent and the Company agrees, upon request, to furnish the Other Party with all information concerning itself, its Subsidiaries, directors, officers and equityholders and such other matters as may reasonably be necessary or advisable in connection with the Joint Proxy Statement, the Registration

Statement or any filing, notice or application made by or on behalf of such Other Parties or any of such Other Party’s Subsidiaries to any Governmental Entity in connection with the transactions contemplated hereby.

(c) This Section 6.11 shall not apply to (i) approval under Antitrust Laws or (ii) approval of the SEC of the Registration Statement and Joint Proxy Statement.

6.12 Indemnification; Directors’ and Officers’ Insurance.

(a) Without limiting any additional rights that any director, officer, trustee, employee, agent, or fiduciary may have under any employment or indemnification agreement or under the Company’s Organizational Documents, or, if applicable, the Company Subsidiaries’ Organizational Documents, from and after the Effective Time, Parent will cause the Surviving Entity to: (i) indemnify and hold harmless each person who is now, or has been or becomes at any time prior to the Effective Time, an officer or director of the Company or any Company Subsidiary and also with respect to any such Person, in such Person’s capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other Benefit Plan or enterprise (regardless of whether such other entity or enterprise is affiliated with the Company) serving at the request of or on behalf of the Company or any Company Subsidiary and together with such Person’s heirs, executors or administrators (collectively, the “Indemnified Parties”) to the fullest extent authorized or permitted by, and subject to the conditions and procedures set forth in, applicable Law in connection with any Proceeding and any losses, claims, damages, liabilities, costs, Indemnification Expenses, Judgments, fines, penalties and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of any thereof) resulting therefrom; and (ii) promptly pay on behalf of or, within ten (10) days after any request for advancement, advance to each of the Indemnified Parties, any Indemnification Expenses incurred in defending, serving as a witness with respect to or otherwise participating with respect to any Proceeding in advance of the final disposition of such Proceeding, including payment on behalf of or advancement to the Indemnified Party of any Indemnification Expenses incurred by such Indemnified Party in connection with enforcing any rights with respect to such indemnification or advancement, in each case without the requirement of any bond or other security, provided, however, the payment of any Indemnification Expenses incurred by an Indemnified Party in advance of the final disposition of a Proceeding shall be made only upon delivery to the Surviving Entity of an undertaking by or on behalf of such Indemnified Party to repay all amounts so paid in advance if it shall ultimately be determined that such Indemnified Party is not entitled to be indemnified. The indemnification and advancement obligations of the Surviving Entity pursuant to this Section 6.12 extend to acts or omissions occurring at or before the Effective Time and any Proceeding relating thereto (including with respect to any acts or omissions occurring in connection with the approval of this Agreement and the consummation of the Merger and the transactions contemplated by this Agreement, including the consideration and approval thereof and the process undertaken in connection therewith and any Proceeding relating thereto), and all rights to indemnification and advancement conferred hereunder continue as to any Indemnified Party who has ceased to be a director or officer of the Company or any Company Subsidiary after the date of this Agreement and inure to the benefit of such person’s heirs, executors and personal and legal representatives. Any Indemnified Party wishing to claim indemnification or advancement of expenses under this Section 6.12(a), upon learning of any such Proceeding, shall notify the Surviving Entity (but the failure so to notify shall not relieve a party from any obligations that it may have under this Section 6.12(a), except to the extent such failure materially prejudices such party’s position with respect to such claims). As used in this Section 6.12: (x) the term “Indemnification Expenses” means reasonable and documented out of pocket attorneys’ fees and expenses and all other reasonable and documented out of pocket costs, expenses and obligations (including experts’ fees, travel expenses, court costs, retainers, transcript fees, duplicating, printing and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in or participating in (including on appeal), or preparing to investigate, defend, be a witness in or participate in, any Proceeding for which indemnification is required to be provided pursuant to this Section 6.12(a), including any Proceeding relating to a claim for indemnification or advancement brought by an Indemnified Party; and (y) the phrase “to the fullest extent authorized or permitted by applicable Law” includes, but is not limited to (1) to the fullest extent authorized or permitted by any provision of the DGCL that authorizes or permits additional indemnification by agreement or otherwise, or the corresponding provision of any amendment to or replacement of the DGCL and (2) to the fullest extent authorized or permitted by any amendments to or replacements of the DGCL adopted after the date of this Agreement that increase the extent to which an entity may indemnify its directors, officers, trustees, employees, agents, or fiduciaries or persons serving in any capacity in which any Indemnified Party serves, provided that any amendment, alteration or repeal of the DGCL that adversely affects any right of any Indemnified Party will be prospective only and does not limit or eliminate any such right with respect to any Proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal. Neither Parent nor the Surviving Entity will settle, compromise or consent to the entry of any Judgment in any actual or threatened Proceeding in respect of which indemnification has been sought by such Indemnified Party hereunder unless such settlement, compromise or Judgment includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding without admission or finding of wrongdoing, or such Indemnified Party otherwise consents thereto.

(b) Without limiting the foregoing, Parent and Merger Sub agree that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time now existing in favor of the Indemnified Parties as provided in the Company’s Organizational Documents or the Company Subsidiaries’ Organizational Documents will be assumed by the Surviving Entity in the Merger, without further action, at the Effective Time and will survive the Merger and continue in full force and effect in accordance with their terms.

(c) Except to the extent required by applicable Law, the Surviving Entity’s Organizational Documents and each Company Subsidiary’s Organizational Documents will contain provisions no less favorable with respect to indemnification, advancement of expenses, exculpation and limitations on liability of directors and officers than are set forth in the Company’s Organizational Document and such Company Subsidiary’s Organizational Documents, which provisions will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were Indemnified Parties, unless such modification is required by Law and then only to the minimum extent required by Law; provided, however, that any such modification shall be prospective only and shall not limit or eliminate any such right with respect to any Proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to modification; and provided further that all rights to indemnification in respect of any Proceeding made within such period continue until the disposition of such Proceeding.

(d) For a period of six years from the Effective Time, Parent will maintain in full effect the current directors’ and officers’ liability and fiduciary liability insurance policies covering the Indemnified Parties (but may substitute therefor other policies of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the Indemnified Parties so long as that substitution does not result in gaps or lapses in coverage) with respect to matters occurring on or before the Effective Time, but Parent is not required to pay annual premiums in excess of 300% of the last annual premiums paid therefor prior to the date of this Agreement and will purchase the maximum amount of coverage that can be obtained for that amount if the coverage described in this Section 6.12(d) would cost in excess of that amount. The Company may, on or prior to the Effective Time, purchase a tail policy with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Parties in their capacity as such.

(e) If Parent, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges with or into any other person and is not the continuing or surviving corporation, partnership or other entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision will be made so that the successors and assigns of Parent or the Surviving Entity assume the obligations set forth in this Section 6.12.

(f) Parent will cause the Surviving Entity to perform all of the obligations of the Surviving Entity under this Section 6.12.

(g) This Section 6.12 survives the consummation of the Merger and is intended to be for the benefit of, and to be enforceable by, the Indemnified Parties and their respective heirs and personal representatives, and will be binding on Parent, the Surviving Entity and their respective successors and assigns.

6.13 Section 16 Matters. Prior to the Effective Time, Parent, Merger Sub and the Company shall take all such steps as may be required to cause any dispositions of equity securities of the Company (including derivative securities) or acquisitions of equity securities of Parent (including derivative securities) in connection with this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company, or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 under the Exchange Act. Prior to taking the actions required by this Section 6.13, (a) the Company will provide Parent copies of any resolutions or other documentation with respect to such actions and the Company shall give consideration to all reasonable additions, deletions or changes suggested thereto by Parent and (b) Parent will provide the Company copies of any resolutions or other documentation with respect to such actions and Parent shall give consideration to all reasonable additions, deletions or changes suggested thereto by the Company.

6.14 Employee Matters.

(a) For a period of one year after the Effective Time (the “Continuation Period”), Parent shall, and shall cause the Surviving Entity to, provide to each employee of the Company and the Company Subsidiaries who is an employee of the Company or any Company Subsidiary immediately prior to the Effective Time other than an employee whose terms and conditions of employment are governed by a collective bargaining agreement, the terms and conditions of which shall be respected by Parent and the Surviving Entity (the “Continuing Employee”), for so long as the Continuing Employee is employed by the Surviving Entity during the Continuation Period, (i) base cash compensation and bonus and incentive opportunities (including the value attributable to equity-based compensation) that are no less favorable in the aggregate than those in effect immediately prior to the Effective Time, (ii) severance benefits to each Continuing Employee that are no less favorable than those that would have been provided to such Continuing Employee under the applicable severance Benefit Plans, programs, policies, agreements and arrangements as in effect immediately prior to the Effective Time or the severance Benefit Plans, programs, policies, agreements and arrangements of Parent or the Surviving Entity as in effect at the time of termination of employment, whichever is greater, and (iii) employee Benefit Plans and arrangements (other than base cash compensation, bonus and incentive opportunities and severance benefits) to Continuing Employees that are no less favorable in the aggregate to those provided to similarly situated employees of Parent or any of its Affiliates.

(b) To the extent that participants in the Company’s 2017 annual cash bonus plan (the “MIP”) have not been paid their 2017 annual bonus at the Effective Time, Parent shall pay, or cause its Subsidiaries to pay, each Qualified Continuing Employee (as defined below) who is a participant in the MIP (i) such Qualified Continuing Employee’s target bonus for 2017 as in effect immediately before the Effective Time if the Effective Time occurs prior to December 31, 2017, or (ii) the Qualified Continuing Employee’s actual bonus for 2017 as calculated based on the Company’s performance through December 31, 2017, if the Effective Time occurs after December 31, 2017 (the “2017 Bonus”). The 2017 Bonus shall be paid in cash on or before March 1, 2018 to each Qualified Continuing Employee. A “Qualified Continuing Employee” means each Continuing Employee (A) who is employed at the end of the applicable performance period under the MIP or (B) whose employment with the Surviving Entity was terminated by the Surviving Entity for a reason other than “cause” or who terminated employment with the Surviving Entity for “good reason” (each, as defined in the Company’s Change in Control and Severance Plan).

(c) Parent shall take all actions necessary or appropriate to permit each Continuing Employee to either continue to participate from and after the Closing Date in the Company Benefit Plans or be eligible to participate from and after the Closing Date in Benefit Plans of Parent or any of its Affiliates. To the extent Parent causes a Continuing Employee to cease to be eligible to participate in a Company Benefit Plan and instead provides for such Continuing Employee to be eligible to participate in a Benefit Plan sponsored or maintained by Parent or one of its Affiliates (the “Replacement Plans”), if such Replacement Plan is a group health plan, Parent shall credit (or cause to be credited) such Continuing Employee, for the year during which such coverage under such Replacement Plan begins, with any deductibles and copayments already incurred during such year under the comparable Company Benefit Plan. Parent, the Surviving Entity, their Affiliates, and the Replacement Plans shall recognize each Continuing Employee’s years of service and level of seniority with the Company and the Company Subsidiaries (including service and seniority with any other employer that was recognized by the Company or the Company Subsidiaries) for purposes of terms of employment and eligibility, vesting and benefit determination (but not for benefit accruals under any defined benefit or retiree welfare arrangement) under the Replacement Plans. Parent shall cause each Replacement Plan to waive any preexisting condition exclusion or restriction with respect to participation and coverage requirements applicable to a Continuing Employee to the extent such exclusion or restriction did not apply with respect to such employee under the corresponding Company Benefit Plan.

(d) From and after the Effective Time, Parent shall cause the Surviving Entity and its Subsidiaries to honor their respective obligations under all employment, severance, change in control and other agreements, if any, between the Company or the Company Subsidiaries and an individual employed prior to the Closing Date by the Company or the Company Subsidiaries, but subject to any provisions thereof related to termination or amendment of such agreements.

(e) For purposes of determining the number of vacation days and other paid time off to which each Continuing Employee is entitled during the calendar year in which the Closing Date occurs, Parent or its applicable Affiliate will assume and honor all vacation and other paid time off days accrued or earned but not yet taken by such Continuing Employee as of the Closing Date.

(f) Nothing in this Agreement shall constitute an amendment to, or be construed as amending, any benefit or compensation plan, program, Contract, arrangement or agreement sponsored, maintained or contributed to by the Company, Parent or any of their respective Subsidiaries. The provisions of this Section 6.14 are for the sole benefit of the Parties and nothing herein, expressed or implied, is intended or will be construed to confer upon or give to any Person (including, for the avoidance of doubt, any Continuing Employee or other current or former employee of the Company or any Company Subsidiary), other than the Parties and their respective permitted successors and assigns, any legal or equitable or other rights or remedies under or by reason of any provision of this Agreement.

6.15 Transaction Litigation. In the event that any litigation or other Proceeding of any stockholder related to this Agreement, the Merger or the other transactions contemplated by this Agreement is initiated or, to the Knowledge of the Company, threatened against any of the Company or any Company Subsidiary and/or the members of the Company Board (or of any equivalent governing body of any Company Subsidiary) prior to the Effective Time, the Company shall promptly notify Parent of any such litigation or other Proceeding and shall keep Parent reasonably informed on a current basis with respect to the status thereof. The Company shall consult with Parent on a regular basis with respect to, and shall give Parent the opportunity to participate in the defense or settlement of any security holder litigation or other Proceeding against the Company or its respective directors relating to the Merger and the other transactions contemplated by this Agreement, and no such settlement shall be agreed to without the prior written consent of Parent. In the event that any litigation or other Proceeding of any stockholder related to this Agreement, the Merger or the other transactions contemplated by this Agreement is initiated or, to the Knowledge of Parent, threatened against any of Parent or any Parent Subsidiary and/or the members of the Parent Board (or of any equivalent governing body of any Parent Subsidiary) prior to the Effective Time, Parent shall promptly notify the Company of any such litigation or other Proceeding and shall keep the Company reasonably informed on a current basis with respect to the status thereof.

6.16 Listing Application. Parent shall take all action necessary to cause the Parent Common Stock to be issued in the Merger to be approved for listing on the NYSE prior to the Effective Time, subject to official notice of issuance. The Company shall cooperate with Parent in connection with the foregoing, including by providing information reasonably requested by Parent in connection therewith.

6.17 Notification of Certain Matters. Each of the Company, on one hand, and Parent and Merger Sub, on the other hand, shall give prompt notice to the other of (a) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate or (b) the failure by it to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification will be required unless such untruth, inaccuracy or failure to comply or satisfy would result in the failure of the conditions set forth in Section 7.2(a), Section 7.2(b), Section 7.3(a) or Section 7.3(b); provided further, however that no such notification shall affect the representations, warranties, covenants or agreements of the Parties or the conditions to the obligations of the Parties under this Agreement. In addition, the Company shall give prompt notice to Parent of any fact, event or circumstance known to the Company that is reasonably likely, individually or taken together with all other facts, events and circumstances known to the Company, to result in a Company Material Adverse Effect. Parent shall give prompt notice to the Company of any fact, event or circumstance known to Parent that is reasonably likely, individually or taken together with all other facts, events and circumstances known to Parent, to result in a Parent Material Adverse Effect.

6.18 Directors of Parent Following the Effective Time. Prior to the Effective Time, Parent shall take all necessary corporate action (a) so that upon and after the Effective Time, the size of the Parent Board is increased by one member, (b) to appoint to the Parent Board one individual who has been a corporate executive with financial or operating experience in the oil and gas industry in the Rocky Mountain region of the United States, as mutually agreed upon by the Company and Parent (and who must have been serving as a director of the Company Board as of the date hereof) and approved by the Nominating and Governance Committee of the Parent Board (the “New Director”), to fill the vacancy on the Parent Board created by such increase at the Effective Time and (c) nominate the New Director for election to the Parent Board in the proxy statement relating to the first annual meeting of the shareholders of Parent following the Closing with respect to which a definitive proxy statement has not been filed by Parent prior to the Closing. The provisions of this Section 6.18 are intended to be for the benefit of, and shall be enforceable by, the Parties and the New Director.

ARTICLE VII

CONDITIONS TO CONSUMMATION OF THE MERGER

7.1 Mutual Closing Conditions. The obligations of each of the Parties to consummate the Merger are conditioned upon the satisfaction at or prior to the Closing (or waiver by both the Company and Parent, to the extent permitted by applicable Law) of each of the following:

(a) Stockholder Approvals. The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained in accordance with applicable Law and the Organizational Documents of the Company and Parent, as applicable.

(b) No Injunctions or Restraints. No Law (whether preliminary, temporary or permanent) issued, enacted, promulgated, entered or enforced by a court of competent jurisdiction or other Governmental Entity having jurisdiction over any Party restraining, enjoining, prohibiting or rendering illegal the consummation of the transactions contemplated by this Agreement is in effect.

(c) Regulatory Approval. The waiting period applicable to the transactions contemplated by this Agreement under the HSR Act has expired or been terminated.

(d) Effectiveness of Registration Statement. The Registration Statement has become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been initiated or threatened by the SEC.

(e) Listing. The shares of Parent Common Stock issuable to the Company’s stockholders pursuant to this Agreement shall have been authorized for listing on the NYSE, upon official notice of issuance.

7.2 Additional Company Conditions to Closing. The obligation of the Company to consummate the Merger is further conditioned upon satisfaction (or waiver by the Company) at or prior to the Closing of each of the following:

(a) The representations and warranties of Parent and Merger Sub (i) (other than those set forth in Section 5.2(a) and Section 5.8(a)) contained in this Agreement are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) contained in Section 5.2(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for any immaterial inaccuracies, and (iii) contained in Section 5.8(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(b) Each and all of the agreements and covenants of Parent and the Parent Subsidiaries to be performed and complied with pursuant to this Agreement on or prior to the Effective Time have been duly performed and complied with in all material respects.

(c) The Company shall have received a certificate of Parent signed by an executive officer of Parent, dated the Closing Date, confirming that the conditions in Section 7.2(a) and Section 7.2(b) have been satisfied.

7.3 Additional Parent Conditions to Closing. The obligation of Parent and Merger Sub to consummate the Merger is further conditioned upon satisfaction (or waiver by Parent) at or prior to the Closing of each of the following:

(a) The representations and warranties of the Company contained in (i) this Agreement (other than in Section 4.2(a) and Section 4.8(a)) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any individual such representation or warranty) would not reasonably be expected to, individually or in the aggregate, have a Company Material Adverse Effect, (ii) Section 4.2(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except for any de minimis inaccuracies, and (iii) Section 4.8(a) are true and correct as of the date of this Agreement and as of the Closing Date, as if made as of such time.

(b) Each and all of the agreements and covenants of the Company and the Company Subsidiaries to be performed and complied with pursuant to this Agreement on or prior to the Effective Time have been duly performed and complied with in all material respects.

(c) Parent shall have received a certificate of the Company signed by an executive officer of the Company, dated the Closing Date, confirming that the conditions in Section 7.3(a) and Section 7.3(b) have been satisfied.

7.4 Frustration of Closing Conditions. None of the Parties may rely, either as a basis for not consummating the Merger or for terminating this Agreement, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach of any provision of this Agreement.

ARTICLE VIII

TERMINATION

8.1 Termination of Agreement. This Agreement may be terminated at any time prior to the Closing as follows:

(a) by the mutual written consent of the Company and Parent in a written instrument;

(b) by the Company or Parent if there is in effect a final nonappealable order of a Governmental Entity of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby or if there is adopted any Law that permanently makes consummation of the transactions contemplated hereby illegal or otherwise prohibited; provided that the right to terminate this Agreement under this Section 8.1(b) is not available to the Company, on the one hand, or Parent, on the other hand, if such order or Law was primarily due to the failure of the Company, on the one hand, or either of Parent or Merger Sub, on the other hand, to perform any of its obligations under this Agreement;

(c) by Parent if (i) the Company has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or (ii) any representation or warranty of the Company becomes untrue, and, with respect to either clause (i) or (ii) above, which breach, failure to perform or untruth if it was continuing as of the Closing Date would result in the failure of the conditions set forth in Section 7.3(a) or Section 7.3(b) to be satisfied and such breach, failure to perform or untruth is incapable of being cured (or becoming true) or, if capable of being cured (or becoming true), is not cured (or does not become true) by the earlier of (x) the Outside Date or (y) within 30 days following receipt by the Company of notice of such breach, failure or untruth from Parent, provided, that the right to terminate this Agreement pursuant to this Section 8.1(c) shall not be available if Parent is itself in breach or has failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement or any representation or warranty of Parent becomes untrue, and which breach, failure to perform or untruth would result in the failure of the conditions set forth in Section 7.2(a) or Section 7.2(b);

(d) by the Company if (i) Parent has breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, or (ii) any representation or warranty of Parent becomes untrue, and, with respect to either clause (i) or (ii) above, which breach, failure to perform or untruth if it was continuing as of the Closing Date would result in the failure of the conditions set forth in Section 7.2(a) or Section 7.2(b) to be satisfied and such breach, failure to perform or untruth is incapable of being cured (or becoming true) or, if capable of being cured (or becoming true), is not cured (or does not become true) by the earlier of (x) the Outside Date or (y) within 30 days following receipt by Parent of notice of such breach, failure or untruth from the Company, provided, that the right to terminate this Agreement pursuant to this Section 8.1(d) shall not be available if the Company is itself in breach or has failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement or any representation or warranty of the Company becomes untrue, and which breach, failure to perform or untruth would result in the failure of the conditions set forth in Section 7.3(a) or Section 7.3(b);

(e) by the Company or Parent if the Closing does not occur on or before the date that is six months from the date hereof (the “Outside Date”), provided that if on such date the condition to closing set forth in Section 7.1(b) (if the failure of such condition to be then satisfied is due to an Antitrust Law) or Section 7.1(c) shall not have been satisfied but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied or waived by all parties entitled to the benefit of such conditions), such date may be extended by Parent or the Company from time to time by written notice to the other party up to a date that is no later than eight months from the date hereof; provided, further, that the right to terminate this Agreement under this Section 8.1(e) is not available to the Company, on the one hand, or Parent, on the other hand, if such failure of the Closing to occur is primarily due to the failure of the Company, on the one hand, or either of Parent or Merger Sub, on the other hand, to perform any of its obligations under this Agreement;

(f) by the Company or Parent if, after the final adjournment of the Company Stockholders Meeting at which a vote of the Company stockholders has been taken in accordance with this Agreement, the Company Stockholder Approval has not been obtained;

(g) by the Company or Parent if, after the final adjournment of the Parent Stockholders Meeting at which a vote of Parent’s stockholders has been taken in accordance with this Agreement, the Parent Stockholder Approval has not been obtained;

(h) by Parent prior to the time the Company Stockholder Approval is obtained, if (i) the Company Board or any committee thereof shall have effected a Company Change in Recommendation or (ii) the Company is in violation in any material respect of its obligations under Section 6.4;

(i) by the Company prior to the time the Parent Stockholder Approval is obtained, if (i) the Parent Board or any committee thereof shall have effected a Parent Change in Recommendation or (ii) Parent is in violation in any material respect of its obligations under Section 6.5; or

(j) by the Company, if this Agreement is terminated to enter into a definitive agreement relating to a Company Superior Proposal in accordance with Section 6.4; provided, however, that the Company shall have contemporaneously with such termination tendered payment to Parent of the Termination Fee.

8.2 Procedure Upon Termination. In the event of termination of this Agreement by Parent or the Company, or both, pursuant to Section 8.1, written notice thereof shall be given to the Other Party, and this Agreement will terminate, effective immediately upon delivery of such written notice to the Other Party, without further action by Parent or the Company.

8.3 Effect of Termination. In the event that this Agreement is validly terminated as provided in Section 8.1, each of the Parties will be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination will be without liability to Parent or the Company; provided, that the agreements and obligations of the Parties set forth in Section 6.8(b), this Section 8.3, Section 8.4 and Article IX (other than Section 9.12) hereof will survive any such termination and are enforceable hereunder; provided further, that nothing in this Section 8.3 relieves any of Parent or the Company of any liability for fraud or any Willful Breach of any covenant or agreement contained herein occurring prior to termination, or as provided in the Confidentiality Agreement, in which case the aggrieved Party shall be entitled to all rights and remedies available at law or in equity. “Willful Breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a Party with the knowledge that the taking of, or failure to take, such act would, or would reasonably be expected to, cause a material breach of this Agreement.

8.4 Fees and Expense Reimbursement.

(a) In the event that (i) an Alternative Proposal is publicly submitted, publicly proposed, publicly disclosed or otherwise communicated to the Company Board prior to, and not withdrawn at the time of, the date of the termination of this Agreement, (ii) this Agreement is terminated by the Company or Parent pursuant to Section 8.1(e) (Outside Date) or Section 8.1(f) (Failure to Obtain Company Stockholder Approval) or by Parent pursuant to Section 8.1(c) (Company Terminable Breach), and (iii) the Company enters into a definitive agreement with respect to, or consummates, an Alternative Proposal within 12 months after the date this Agreement is terminated, then the Company will pay to Parent the Termination Fee (except, if the termination is made pursuant to Section 8.1(e) (Outside Date), one half of the Termination Fee), less any amount previously paid by the Company pursuant to Section 8.4(f), upon the earliest to date of when such definitive agreement is executed or such Alternative Proposal is consummated. For purposes of this Section 8.4(a), any reference in the definition of Alternative Proposal to “20%” shall be deemed to be to be a reference to “more than 50%.”

(b) In the event that (i) a Parent Alternative Proposal is publicly submitted, publicly proposed, publicly disclosed or otherwise communicated to the Parent Board prior to, and not withdrawn at the time of, the date of the termination of this Agreement, (ii) this Agreement is terminated by the Company or Parent pursuant to Section 8.1(e) (Outside Date) or Section 8.4(g) (Failure to Obtain Parent Stockholder Approval) or by Company pursuant to Section 8.4(d) (Parent Terminable Breach), and (iii) Parent enters into a definitive agreement with respect to, or consummates, a Parent Alternative Proposal within 12 months after the date this Agreement is terminated, then Parent will pay to the Company the Termination Fee (except, if the termination is made pursuant to Section 8.1(e) (Outside Date), one half of the Termination Fee), less any amount previously paid by Parent pursuant to Section 8.4(g), upon the earliest to date of when such definitive agreement is executed or such Parent Alternative Proposal is consummated. For purposes of this Section 8.4(b), any reference in the definition of Parent Alternative Proposal to “20%” shall be deemed to be to be a reference to “more than 50%.”

(c) In the event this Agreement is terminated by Parent pursuant to Section 8.1(h) (Company Change in Recommendation or Material Breach of Non-Solicit), the Company will pay to Parent the Termination Fee within two Business Days of termination of this Agreement.

(d) In the event this Agreement is terminated by the Company pursuant to Section 8.1(i) (Parent Change in Recommendation or Material Breach of Non-Solicit), Parent will pay to the Company the Termination Fee within two Business Days of termination of this Agreement.

(e) In the event this Agreement is terminated by the Company pursuant to Section 8.1(j) (Company Superior Proposal), the Company will pay to Parent the Termination Fee contemporaneously with the termination of this Agreement.

(f) In the event this Agreement is terminated by the Company or Parent pursuant to Section 8.1(f) (Failure to Obtain Company Stockholder Approval) or by Parent pursuant to Section 8.1(c) (Company Terminable Breach), then the Company will pay to Parent the Parent Expenses (unless Parent is then entitled to terminate this Agreement pursuant to Section 8.1(h) (Company Change in Recommendation or Material Breach of Non-Solicit), in which event the Company will pay to Parent the Termination Fee) within two Business Days of termination of this Agreement.

(g) In the event this Agreement is terminated by the Company or Parent pursuant to Section 8.1(g) (Failure to Obtain Parent Stockholder Approval) or by the Company pursuant to Section 8.1(d) (Parent Terminable Breach), then Parent will pay to the Company the Company Expenses (unless the Company is then entitled to terminate this Agreement pursuant to Section 8.1(i) (Parent Change in Recommendation or Material Breach of Non-Solicit), in which event Parent will pay to the Company the Termination Fee) within two Business Days of termination of this Agreement.

(h) Any payment of the Termination Fee, Company Expenses or Parent Expenses will be made in cash by wire transfer of same day funds to an account designated in writing by the recipient of such payment.

(i) Each of the Parties acknowledges that the provisions of this Section 8.4 are an integral part of the transactions contemplated hereby and that, without these agreements, the Other Party would not enter into this Agreement. If a Party fails to promptly pay the amount due by it pursuant to this Section 8.4, interest shall accrue on such amount from the date such payment was required to be paid pursuant to the terms of this Agreement until the date of payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made. If, in order to obtain such payment, a Party commences a Proceeding that results in judgment for such Party for such amount, the defaulting Party shall pay the Other Party its reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such Proceeding. The Parties agree that the monetary remedies set forth in Section 8.1(j) and this Section 8.4 and the specific performance remedies set forth in Section 9.9 shall be the sole and exclusive remedies of (i) the Company and the Company Subsidiaries against Parent and Merger Sub and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud or a Willful Breach of any covenant, agreement or obligation (in which case only Parent shall be liable for damages for such fraud or Willful Breach), and upon payment of such amount, none of Parent or Merger Sub or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except for the liability of Parent in the case of fraud or a Willful Breach of any covenant, agreement or obligation; and (ii) Parent and Merger Sub against the Company and its Subsidiaries and any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates for any loss suffered as a result of the failure of the Merger to be consummated except in the case of fraud or a Willful Breach of any covenant, agreement or obligation (in which case only the Company shall be liable for damages for such fraud or Willful Breach), and upon payment of such amount, none of the Company and the Company Subsidiaries or any of their respective former, current or future general or limited partners, shareholders, managers, members, Representatives or Affiliates shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby, except for the liability of the Company in the case of fraud or a willful and material breach of any covenant, agreement or obligation.

(j) As used herein, “Termination Fee” means a cash amount equal to $26,116,219.

(k) In no event shall Parent or Company be entitled to receive more than one payment of the applicable Termination Fee and one payment of the Parent Expenses or the Company Expenses, as applicable in connection with this Agreement.

(l) Except as otherwise provided in this Agreement, each Party shall pay its own expenses incident to preparing for, entering into and carrying out this Agreement and the consummation of the transactions contemplated by this Agreement; provided, that Parent and the Company shall each bear and pay one half of the expenses incurred in connection with the filing, printing and mailing of the Registration Statement and the Joint Proxy Statement.

ARTICLE IX

MISCELLANEOUS

9.1 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Company Stockholder Approval or the Parent Stockholder Approval, by written agreement of the Parties hereto, by action taken or authorized by their respective boards of directors; provided, however, that following receipt of (a) the Company Stockholder Approval, there will be no amendment or change to the provisions of this Agreement that by Law would require further approval by the Company stockholders unless such approval of the Company’s stockholder is obtained, and (b) the Parent Stockholder Approval, there will be no amendment or change to the provisions of this Agreement that by Law would require further approval by Parent’s stockholders unless such approval by Parent’s stockholders is obtained.

9.2 Counterparts. This Agreement may be executed in any number of counterparts, each of which is an original, and all of which, when taken together, constitute one Agreement. Delivery of an executed signature page of this Agreement by facsimile or other customary means of electronic transmission (e.g., “pdf”) will be effective as delivery of a manually executed counterpart hereof.

9.3 Notices. All notices and other communications hereunder will be in writing and deemed given (a) if delivered personally; (b) if transmitted by facsimile (upon confirmation of transmission by the transmitting equipment): (c) if transmitted by electronic mail (“e-mail”) (if confirmation of receipt of such e-mail is requested and received); or (d) mailed by a nationally recognized overnight courier or registered or certified mail (return receipt requested), postage prepaid, to the Parties at the following addresses (or at such other address for a Party as specified by like notice, provided, that notices of a change of address will be effective only upon receipt thereof):

(a) If to Parent or Merger Sub, to:

SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, Oklahoma 73102

Attention: Philip T. Warman

E-mail: pwarman@sandridgeenergy.com

Facsimile: (405) 429-6267

With a copy to (which does not constitute notice):

Vinson & Elkins LLP

1001 Fannin, Suite 2500

Houston, Texas 77002

Attention: Stephen M. Gill and T. Mark Kelly

E-mail: sgill@velaw.com

             mkelly@velaw.com

Facsimile: (713) 615-5956

(ii) If to the Company, to:

Bonanza Creek Energy, Inc.

410 17th Street, Suite 1400

Denver, Colorado 80202

Attention: Cyrus Skip Marter

E-mail: smarter@bonanzacrk.com

Facsimile: (720) 305-0804

With a copy to (which does not constitute notice):

Kirkland & Ellis LLP

609 Main Street, 45th Floor

Houston, Texas 77002

Attention: Andrew Calder, P.C., Doug Bacon, P.C. and Kim Hicks.

E-mail: andrew.calder@kirkland.com

             doug.bacon@kirkland.com

             kim.hicks@kirkland.com

Facsimile: (713) 835-3601

9.4 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the Parties without the prior written consent of the Other Party, except that (a) Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent, (b) Parent may assign any of its rights (but not delegate any of its obligations) under this Agreement to one or more wholly owned Subsidiaries of Parent but, in each case, no such assignment shall relieve Parent of any of its obligations hereunder and (c) the Company may assign any of its rights (but not delegate any of its obligations) under Section 8.4 to one or more wholly owned Subsidiaries, but no such assignment shall relieve the Company of any of its obligations hereunder. Any purported assignment not permitted under this Section 9.4 shall be null and void.

9.5 Entire Understanding: No Third-Party Beneficiaries. This Agreement, together with the Confidentiality Agreement and any other documents and instruments executed pursuant hereto, constitutes the entire agreement and understanding of the Parties with respect to the matters therein and herein and supersedes all prior agreements and understandings on such matters. The provisions of this Agreement are binding upon and inure to the benefit of the Parties hereto and, subject to Section 9.4, their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties hereto and their respective successors except, following the Effective Time, (a) as provided in Section 6.12 (which will be to the benefit of the Persons referred to in such Section) and (b) the rights of holders of Company Common Stock to receive the Merger Consideration.

9.6 Severability. Any term or provision of this Agreement that is invalid, illegal or unenforceable in any jurisdiction will, as to that jurisdiction, be ineffective only to the extent of such invalidity, illegality or unenforceability, without affecting in any way the remaining provisions of this Agreement in such jurisdiction or rendering that or any other provision of this Agreement invalid, illegal or unenforceable in any other jurisdiction. If a final Judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.7 Governing Law; Venue; Waiver of Jury Trial.

(a) THIS AGREEMENT, AND ALL CLAIMS OR CAUSES OF ACTION (WHETHER IN CONTRACT OR TORT) THAT MAY BE BASED UPON, ARISE OUT OF RELATE TO THIS AGREEMENT, OR THE NEGOTIATION, EXECUTION OR PERFORMANCE OF THIS AGREEMENT, SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF DELAWARE, WITHOUT GIVING EFFECT TO THE PRINCIPLES OF CONFLICTS OF LAW THEREOF.

(b) THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF THE COURT OF CHANCERY OF THE STATE OF DELAWARE OR, IF THE COURT OF CHANCERY OF THE STATE OF DELAWARE LACKS JURISDICTION OVER SUCH MATTER, THE SUPERIOR COURT OF THE STATE OF DELAWARE AND THE FEDERAL COURTS OF THE UNITED STATES OF AMERICA LOCATED IN THE STATE OF DELAWARE, IN CONNECTION WITH ANY DISPUTE THAT ARISES IN RESPECT OF THIS AGREEMENT AND THE DOCUMENTS REFERRED TO IN THIS AGREEMENT OR IN RESPECT OF THE TRANSACTIONS CONTEMPLATED HEREBY, AND HEREBY WAIVE, AND AGREE NOT TO ASSERT, AS A DEFENSE IN ANY ACTION, SUIT OR PROCEEDING FOR INTERPRETATION OR ENFORCEMENT HEREOF OR ANY SUCH DOCUMENT THAT IT IS NOT SUBJECT THERETO OR THAT SUCH ACTION, SUIT OR PROCEEDING MAY NOT BE BROUGHT OR IS NOT MAINTAINABLE IN SAID COURTS OR THAT VENUE THEREOF MAY NOT BE APPROPRIATE OR THAT THIS AGREEMENT OR ANY SUCH DOCUMENT MAY NOT BE ENFORCED IN OR BY SUCH COURTS, AND THE PARTIES IRREVOCABLY AGREE THAT ALL CLAIMS WITH RESPECT TO SUCH ACTION, SUIT OR PROCEEDING SHALL BE HEARD AND DETERMINED EXCLUSIVELY BY SUCH A DELAWARE STATE OR FEDERAL COURT. THE PARTIES HEREBY CONSENT TO AND GRANT ANY SUCH COURT JURISDICTION OVER THE PERSON OF SUCH PARTIES AND OVER THE SUBJECT MATTER OF SUCH DISPUTE AND AGREE THAT MAILING OF PROCESS OR OTHER PAPERS IN CONNECTION WITH SUCH ACTION, SUIT OR PROCEEDING IN THE MANNER PROVIDED IN SECTION 9.3 OR IN SUCH OTHER MANNER AS MAY BE PERMITTED BY LAW SHALL BE VALID AND SUFFICIENT SERVICE THEREOF.

(c) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT

OR THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (II) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER; (III) SUCH PARTY MAKES THE FOREGOING WAIVER VOLUNTARILY AND (IV) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVER AND CERTIFICATIONS IN THIS SECTION 9.7.

9.8 No Recourse. This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as Parties hereto and no past, present or future Affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or representative of any Party hereto has any liability for any obligations or liabilities of the Parties or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

9.9 Specific Performance. The Parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached by the parties. Prior to the termination of this Agreement pursuant to Article VIII, it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions, or any other appropriate form of specific performance or equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of competent jurisdiction, in each case in accordance with this Section 9.9, this being in addition to any other remedy to which they are entitled under the terms of this Agreement at law or in equity. Each Party accordingly agrees not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 9.9. Each Party further agrees that neither the Other Party nor any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.9, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

9.10 Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including penalties and interest) incurred in connection with the Merger shall be paid by the Surviving Entity when due.

9.11 Extension; Waiver. At any time prior to the Effective Time, the Company and Parent may, by action taken or authorized by their respective Boards of Directors, to the extent legally allowed: (a) extend the time for the performance of any of the obligations or acts of the Other Party; (b) waive any inaccuracies in the representations and warranties of the Other Party contained herein or in any document delivered pursuant hereto; or (c) waive compliance with any of the agreements or conditions of the Other Party contained herein. Notwithstanding the foregoing, no failure or delay by the Company or Parent in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. No agreement on the part of a Party to any such extension or waiver shall be valid unless set forth in an instrument in writing signed on behalf of such Party.

9.12 Survival. The representations and warranties contained in this Agreement or in any certificates or other documents delivered prior to or as of the Effective Time shall survive until (but not beyond) the Effective Time. The covenants and agreements of the Parties (including the Surviving Entity) shall survive the Effective Time without limitation (except for those which, by their terms, contemplate a shorter survival period).

[Signature pages follow]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first written above.

BONANZA CREEK ENERGY, INC.

By:	/s/ R. Seth Bullock
Name:	R. Seth Bullock
Title:	Interim Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

SANDRIDGE ENERGY, INC.

By:	/s/ James D. Bennett
Name:	James D. Bennett
Title:	President and Chief Executive Officer

BROOK MERGER SUB, INC.

By:	/s/ James D. Bennett
Name:	James D. Bennett
Title:	President and Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

EXHIBIT A

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

BONANZA CREEK ENERGY, INC.

(a Delaware corporation)

ARTICLE I

NAME

The name of the corporation is Bonanza Creek Energy, Inc. (the “Corporation”).

ARTICLE II

AGENT

The address of the Corporation’s registered office in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at such address is The Corporation Trust Company.

ARTICLE III

PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV

STOCK

The Corporation shall be authorized to issue one class of stock to be designated Common Stock; the total number of shares of Common Stock which the Corporation shall have authority to issue is 1,000,000 shares, and each such share shall have a par value of $0.01.

ARTICLE V

DIRECTORS

Section 5.1 Number. Except as otherwise provided for or fixed pursuant to the provisions of this Certificate of Incorporation, the number of directors of the Corporation shall be fixed by or in the manner provided in the Bylaws.

Section 5.2 Election. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VI

EXISTENCE

The Corporation shall have perpetual existence.

ARTICLE VII

AMENDMENT

Section 7.1 Amendment of Certificate of Incorporation. The Corporation reserves the right at any time, and from time to time, to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted, in the manner now or hereafter prescribed by the laws of the State of Delaware, and all powers, preferences and rights of any nature conferred upon stockholders, directors or any other persons by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to this reservation.

Section 7.2 Amendment of Bylaws. In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE VIII

LIABILITY OF DIRECTORS

Section 8.1 Limitation of Liability. No director of the Corporation shall be liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (a) for any breach of the director’s duty of loyalty to the Corporation or its stockholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) under Section 174 of the DGCL; or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended hereafter to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent authorized by the DGCL, as so amended. Any repeal or modification of this Section 8.1 shall be prospective only and shall not adversely affect any right or protection of, or any limitation of the liability of, a director of the Corporation existing at, or arising out of facts or incidents occurring prior to, the effective date of such repeal or modification.

Section 8.2 Indemnification. The Corporation shall have the power to indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director, officer, employee or agent of the Corporation, any predecessor of the Corporation or any subsidiary or affiliate of the Corporation, or serves or served at any other enterprise as a director, officer, employee or agent at the request of the Corporation or any predecessor to the Corporation. The Corporation shall indemnify any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Corporation or any predecessor of the Corporation, or serves or served at any other enterprise as a director or officer at the request of the Corporation, any predecessor to the Corporation or any subsidiary or affiliate of the Corporation as and to the extent (and on the terms and subject to the conditions) set forth in the bylaws of the Corporation or in any contract of indemnification entered into by the Corporation and any such person.

Neither any amendment nor repeal of this Section 8.2, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Section 8.2, shall eliminate or reduce the effect of this Section 8.2 in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this Section 8.2, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision..

[The remainder of this page has been intentionally left blank.]

EXHIBIT B

AMENDED AND RESTATED BYLAWS

of

BONANZA CREEK ENERGY, INC.

(a Delaware corporation)

ARTICLE I

OFFICES

Section 1.1 Registered Office. The registered office of the Corporation shall be fixed in the Certificate of Incorporation of the Corporation.

Section 1.2 Other Offices. The Corporation may also have offices in such other places within or without the State of Delaware as the Board of Directors may, from time to time, determine or as the business of the Corporation may require.

ARTICLE II

MEETINGS OF STOCKHOLDERS

Section 2.1 Annual Meetings. Meetings of stockholders may be held at such place, either within or without the State of Delaware, and at such time and date as the Board of Directors shall determine. The Board of Directors may, in its sole discretion, determine that the meeting shall not be held at any place, but may instead be held solely by means of remote communication as described in Section 2.3 of these Bylaws in accordance with Section 211(a)(2) of the General Corporation Law of the State of Delaware. Stockholders may act by written consent to elect directors.

Section 2.2 Special Meetings. Special meetings of stockholders, unless otherwise prescribed by statute, may be called by the Chairman of the Board of Directors, the President or by resolution of the Board of Directors. Notice of each special meeting shall be given in accordance with Section 2.4 of these Bylaws. Unless otherwise permitted by law, business transacted at any special meeting of stockholders shall be limited to the purpose stated in the notice.

Section 2.3 Meetings by Remote Communications. If authorized by the Board of Directors in its sole discretion, and subject to such guidelines and procedures as the Board of Directors may adopt, stockholders and proxy holders not physically present at a meeting of stockholders may, by means of remote communication:

(a) participate in a meeting of stockholders; and

(b) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication,

provided that:

(i) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder;

(ii) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and

(iii) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 2.4 Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a written notice or electronic transmission, in the manner provided in Section 232 of the General Corporation Law of the State of Delaware, of notice of the meeting, which shall state the place, if any, date and time of the meeting, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and, in the case of a special meeting, the purposes for which the meeting is called, shall be mailed to or transmitted electronically to each stockholder of record entitled to vote thereat. Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, such notice shall be given not less than 10 days nor more than 60 days before the date of any such meeting. If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation.

Section 2.5 Quorum. Unless otherwise required by law or the Certificate of Incorporation, the holders of a majority in voting power of the issued and outstanding stock entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders. When a quorum is once present to organize a meeting, the quorum is not broken by the subsequent withdrawal of any stockholders. In the absence of a quorum, the stockholders so present may, by a majority in voting power thereof, adjourn the meeting from time to time in the manner provided in Section 2.10 of these Bylaws until a quorum shall attend. Shares of its own stock belonging to the Corporation or to another corporation, if a majority of the shares entitled to vote in the election of directors of such other corporation is held, directly or indirectly, by the Corporation, shall neither be entitled to vote nor be counted for quorum purposes; provided, however, that the foregoing shall not limit the right of the Corporation or any subsidiary of the Corporation to vote stock, including but not limited to its own stock, held by it in a fiduciary capacity.

Section 2.6 Voting. Each holder of the Corporation’s common stock, par value $0.01 per share, shall be entitled to one vote for each share held by such holder. All elections of directors shall be determined by a plurality of the votes cast, and except as otherwise required by law, the Certificate of Incorporation or these Bylaws, all other matters shall be determined by a majority of the votes cast. Unless determined by the Chairman of the meeting to be advisable, the vote on any matter, including the election of directors, need not be by written ballot.

Section 2.7 Proxy Representation. Any stockholder may authorize another person or persons to act for him by proxy in all matters in which a stockholder is entitled to participate, whether by waiving notice of any meeting, voting or participating at a meeting, or expressing consent or dissent without a meeting. Every proxy must be signed by the stockholder or by his attorney-in-fact. No proxy shall be voted or acted upon after three years from its date, unless such proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date.

Section 2.8 Organization.

(a) The Chairman of the Board of Directors, if one is elected, or, in his or her absence or disability, the President of the Corporation, shall preside at all meetings of the stockholders.

(b) The Secretary of the Corporation shall act as Secretary at all meetings of the stockholders. In the absence or disability of the Secretary, the Chairman of the Board of Directors or the President shall appoint a person to act as Secretary at such meetings.

Section 2.9 Conduct of Meeting. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the person presiding over the meeting. The Board of Directors may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board of Directors, the person presiding over any meeting of stockholders shall have the right and authority to convene and to adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such presiding person, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the presiding person of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the presiding person of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. The presiding person at any meeting of stockholders, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall, if the facts warrant, determine and declare to the meeting that a matter or business was not properly brought before the meeting and if such presiding person should so determine, such presiding person shall so declare to the meeting and any such matter or business not properly brought before the meeting shall not be transacted or considered. Unless and to the extent determined by the Board of Directors or the person presiding over the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

Section 2.10 Adjournment. At any meeting of stockholders of the Corporation, whether or not a quorum is present, a majority in voting power of the stockholders entitled to vote thereat, present in person or represented by proxy, shall have the power to adjourn the meeting from time to time without notice. Any business may be transacted at the adjourned meeting that might have been transacted at the meeting originally noticed. If the adjournment is for more than 30 days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting.

Section 2.11 Consent of Stockholders in Lieu of Meeting.

(a) Unless otherwise restricted by the Certificate of Incorporation, any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

(b) Any electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxyholder, or by a person or persons authorized to act for a stockholder or proxyholder, shall be deemed to be written, signed and dated for the purposes of these Bylaws to the extent permitted by law. Any such consent shall be delivered in accordance with Section 228(d)(1) of the General Corporation Law of the State of Delaware. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing or electronic transmission and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date of such meeting had been the date that written consents signed by a sufficient number of stockholders to take the action were delivered to the Corporation as provided by law.

(c) Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used.

ARTICLE III

BOARD OF DIRECTORS

Section 3.1 Powers. The business and affairs of the Corporation shall be managed by or under the direction of its Board of Directors. The Board of Directors shall exercise all of the powers and duties conferred by law except as provided by the Certificate of Incorporation or these Bylaws.

Section 3.2 Number and Term. The number of directors of the Corporation shall be determined from time to time by resolution of the Board of Directors. The Board of Directors shall be elected by the stockholders at their annual meeting, and each director shall be elected to serve for the term of one year or until his or her successor is elected and qualified or until his or her earlier death, resignation, disqualification or removal. Directors need not be stockholders.

Section 3.3 Resignations. Any director may resign at any time upon notice given in writing or by electronic transmission to the Board of Directors, the Chairman of the Board of Directors, the President or the Secretary. The resignation shall take effect at the time specified therein, and if no time is specified, at the time of its receipt by the Board of Directors, the Chairman of the Board of Directors, the President or Secretary, as the case may be. Unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 3.4 Removal. Any director or the entire Board of Directors may be removed either with or without cause at any time by the affirmative vote of the holders of a majority in voting power of the outstanding shares then entitled to vote for the election of directors at any annual or special meeting of the stockholders called for that purpose or by written consent as permitted by law.

Section 3.5 Newly Created Directorships and Vacancies. Unless otherwise provided by law or in the Certificate of Incorporation, any newly created directorship or any vacancy occurring in the Board of Directors for any cause may be filled by a majority of the remaining members of the Board of Directors, although such majority is less than a quorum, or by a plurality of the votes cast at a meeting of stockholders, and each director so elected shall hold office until the expiration of the term of office of the director whom he or she has replaced or until his or her successor is elected and qualified.

Section 3.6 Meetings.

(a) The initial directors shall hold their first meeting to organize the Corporation, elect officers and transact any other business that may properly come before the meeting. An annual meeting of the Board of Directors shall be held immediately after each annual meeting of the stockholders, or at such time and place as may be noticed for the meeting.

(b) Regular meetings of the Board of Directors may be held at such places and times as shall be determined from time to time by written or electronic transmission of consent of a resolution of the directors.

(c) Special meetings of the Board of Directors shall be called by the President or by the Secretary on the written or electronic transmission of such request of any director and shall be held at such place as may be determined by the directors or as shall be stated in the notice of the meeting.

Section 3.7 Notice of Meetings. Except as provided by law, notice of regular meetings need not be given. Notice of the time and place of any special meeting shall be given to each director by the Secretary. Notice of each such meeting shall be given to each director, if by mail, addressed to such director at his or her residence or usual place of business and deposited in a United States post office at least one day before the day on which such meeting is to be held, or by electronic transmission addressed to such director or delivered personally or by telephone at least 24 hours before the time at which such meeting is to be held. The notice of any meeting need not specify the purpose thereof.

Section 3.8 Quorum, Voting and Adjournment. A majority of the total number of directors shall constitute a quorum for the transaction of business. The vote of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors. In the absence of a quorum, a majority of the directors present thereat may adjourn such meeting to another time and place. Notice of such adjourned meeting need not be given if the time and place of such adjourned meeting are announced at the meeting so adjourned.

Section 3.9 Committees. The Board of Directors may, by resolution, designate one or more committees, each such committee to consist of one or more of the directors of the Corporation. The Board of Directors may designate one or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members present at any meeting and not disqualified from voting, whether or not he, she or they constitute a quorum, may unanimously appoint another member of the Board of Directors to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board of Directors establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; but no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the General Corporation Law of the State of Delaware to be submitted to stockholders for approval or (b) adopting, amending or repealing any bylaw of the Corporation. All committees of the Board of Directors shall keep minutes of their meetings and shall report their proceedings to the Board of Directors when requested or required by the Board of Directors.

Section 3.10 Action Without a Meeting. Unless otherwise restricted by the Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all members of the Board of Directors or any committee thereof, as the case may be, consent thereto in writing or by electronic transmission.

Section 3.11 Compensation. The Board of Directors shall have the authority to fix the compensation of directors for their services. In addition, as determined by the Board of Directors, directors may be reimbursed by the Corporation for their expenses, if any, in the performance of their duties as directors. A director may also serve the Corporation in other capacities and receive compensation therefor.

Section 3.12 Remote Meeting. Unless otherwise restricted by the Certificate of Incorporation, members of the Board of Directors, or any committee designated by the Board of Directors, may participate in a meeting by means of conference telephone or other communications equipment in which all persons participating in the meeting can hear each other. Participation in a meeting by means of conference telephone or other communications equipment shall constitute the presence in person at such meeting.

ARTICLE IV

OFFICERS

Section 4.1 Number. The officers of the Corporation shall include a President and a Secretary, both of whom shall be elected by the Board of Directors and who shall hold office for a term of one year and until their successors are elected and qualified or until their earlier resignation or removal. In addition, the Board of Directors may elect a Chairman of the Board of Directors, one or more Vice Presidents, including one or more Executive Vice Presidents, a Treasurer and one or more Assistant Treasurers and one or more Assistant Secretaries, who shall hold their office for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors. The initial officers shall be elected at the first meeting of the Board of Directors and, thereafter, at the annual organizational meeting of the Board of Directors. Any number of offices may be held by the same person.

Section 4.2 Other Officers and Agents. The Board of Directors may appoint such other officers and agents as it deems advisable, who shall hold their office for such terms and shall exercise and perform such powers and duties as shall be determined from time to time by the Board of Directors.

Section 4.3 Chairman. The Chairman of the Board of Directors shall be a member of the Board of Directors and shall preside at all meetings of the Board of Directors and of the stockholders. In addition, the Chairman of the Board of Directors shall have such powers and perform such other duties as from time to time may be assigned to him or her by the Board of Directors.

Section 4.4 President. The President shall be the Chief Executive Officer of the Corporation. He or she shall exercise such duties as customarily pertain to the office of President and Chief Executive Officer, and shall have general and active management of the property, business and affairs of the Corporation, subject to the supervision and control of the Board of Directors. He or she shall perform such other duties as prescribed from time to time by the Board of Directors or these Bylaws. In the absence, disability or refusal of the Chairman of the Board of Directors to act, or the vacancy of such office, the President shall preside at all meetings of the stockholders and of the Board of Directors. Except as the Board of Directors shall otherwise authorize, the President shall execute bonds, mortgages and other contracts on behalf of the Corporation, and shall cause the seal to be affixed to any instrument requiring it and, when so affixed, the seal shall be attested by the signature of the Secretary or an Assistant Secretary or the Treasurer or an Assistant Treasurer.

Section 4.5 Vice Presidents. Each Vice President, if any are elected, of whom one or more may be designated an Executive Vice President, shall have such powers and shall perform such duties as shall be assigned to him or her by the President or the Board of Directors.

Section 4.6 Treasurer. The Treasurer shall have the general care and custody of the funds and securities of the Corporation, and shall deposit all such funds in the name of the Corporation in such banks, trust companies or other depositories as shall be selected by the Board of Directors. He or she shall receive, and give receipts for, moneys due and payable to the Corporation from any source whatsoever. He or she shall exercise general supervision over expenditures and disbursements made by officers, agents and employees of the Corporation and the preparation of such records and reports in connection therewith as may be necessary or desirable. He or she shall, in general, perform all other duties incident to the office of Treasurer and such other duties as from time to time may be assigned to him or her by the Board of Directors.

Section 4.7 Secretary. The Secretary shall: (a) cause minutes of all meetings of the stockholders and directors to be recorded and kept; (b) cause all notices required by these Bylaws or otherwise to be given properly; (c) see that the minute books, stock books, and other nonfinancial books, records and papers of the Corporation are kept properly; and (d) cause all reports, statements, returns, certificates and other documents to be prepared and filed when and as required. The Secretary shall have such further powers and perform such other duties as prescribed from time to time by the Board of Directors.

Section 4.8 Assistant Treasurers and Assistant Secretaries. Each Assistant Treasurer and each Assistant Secretary, if any are elected, shall be vested with all the powers and shall perform all the duties of the Treasurer and Secretary, respectively, in the absence or disability of such officer, unless or until the Board of Directors shall otherwise determine. In addition, Assistant Treasurers and Assistant Secretaries shall have such powers and shall perform such duties as shall be assigned to them by the Board of Directors.

Section 4.9 Corporate Funds and Checks. The funds of the Corporation shall be kept in such depositories as shall from time to time be prescribed by the Board of Directors. All checks or other orders for the payment of money shall be signed by the President or the Treasurer or such other person or agent as may from time to time be authorized and with such countersignature, if any, as may be required by the Board of Directors.

Section 4.10 Contracts and Other Documents. The President or the Treasurer, or such other officer or officers as may from time to time be authorized by the Board of Directors or any other committee given specific authority by the Board of Directors during the intervals between the meetings of the Board of Directors, shall have power to sign and execute on behalf of the Corporation deeds, conveyances and contracts, and any and all other documents requiring execution by the Corporation.

Section 4.11 Compensation. The compensation of the officers of the Corporation shall be fixed from time to time by the Board of Directors (subject to any employment agreements that may then be in effect between the

Corporation and the relevant officer). None of such officers shall be prevented from receiving such compensation by reason of the fact that he or she is also a director of the Corporation. Nothing contained herein shall preclude any officer from serving the Corporation, or any subsidiary, in any other capacity and receiving such compensation by reason of the fact that he or she is also a director of the Corporation.

Section 4.12 Ownership of Stock of Another Corporation. Unless otherwise directed by the Board of Directors, the President or the Treasurer, or such other officer or agent as shall be authorized by the Board of Directors, shall have the power and authority, on behalf of the Corporation, to attend and to vote at any meeting of equity holders of any entity in which the Corporation holds an interest and may exercise, on behalf of the Corporation, any and all of the rights and powers incident to the ownership of such equity at any such meeting, including the authority to execute and deliver proxies and consents on behalf of the Corporation.

Section 4.13 Delegation of Duties. In the absence, disability or refusal of any officer to exercise and perform his or her duties, the Board of Directors may delegate to another officer such powers or duties.

Section 4.14 Resignation and Removal. Any officer may resign at any time in the same manner prescribed under Section 3.3 of these Bylaws. Any officer of the Corporation may be removed from office for or without cause at any time by the Board of Directors.

Section 4.15 Vacancies. The Board of Directors shall have power to fill vacancies occurring in any office.

ARTICLE V

STOCK

Section 5.1 Certificates of Stock. The shares of the Corporation shall be represented by certificates, provided that the Board of Directors may provide by resolution or resolutions that some or all of any or all classes or series of stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock represented by certificates shall be entitled to have a certificate signed by or in the name of the Corporation by the Chairman or Vice Chairman of the Board of Directors, if any, or the President or a Vice President, and by the Treasurer or an Assistant Treasurer, or the Secretary or an Assistant Secretary, of the Corporation certifying the number of shares owned by such holder in the Corporation. Any or all of the signatures on the certificate may be a facsimile. The Board of Directors shall have the power to appoint one or more transfer agents and/or registrars for the transfer or registration of certificates of stock of any class, and may require stock certificates to be countersigned or registered by one or more of such transfer agents and/or registrars.

Section 5.2 Transfer of Shares. Shares of stock of the Corporation shall be transferable upon its books by the holders thereof, in person or by their duly authorized attorneys or legal representatives, upon surrender and delivery to the Corporation of the certificate representing such shares and a duly executed instrument authorizing transfer of such shares, if certificated, or delivery of a duly executed instrument authorizing transfer of such shares, if uncertificated, to the person in charge of the stock and transfer books and ledgers. If certificated, such certificates shall be cancelled and new certificates shall thereupon be issued. A record shall be made of each transfer. Whenever any transfer of shares shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer if, when the certificates are presented, both the transferor and transferee request the Corporation to do so. The Board of Directors shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of certificates for shares of stock of the Corporation.

Section 5.3 Lost, Stolen, Destroyed or Mutilated Certificates. A new certificate of stock may be issued in the place of any certificate previously issued by the Corporation alleged to have been lost, stolen or destroyed, and the Board of Directors may, in its discretion, require the owner of such lost, stolen or destroyed certificate, or his or her legal representative, to give the Corporation a bond, in such sum as the Board of Directors may direct, in order to indemnify the Corporation against any claims that may be made against it in connection therewith. A new certificate of stock may be issued in the place of any certificate previously issued by the Corporation that has become mutilated without the posting by the owner of any bond upon the surrender by such owner of such mutilated certificate.

Section 5.4 List of Stockholders Entitled To Vote. The stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list required by General Corporation Law of the State of Delaware Section 219 or to vote in person or by proxy at any meeting of stockholders.

Section 5.5 Dividends. Subject to the provisions of the Certificate of Incorporation, the Board of Directors may at any regular or special meeting, declare dividends upon the stock of the Corporation either (a) out of its surplus, as defined in and computed in accordance with General Corporation Law of the State of Delaware Section 154 or (b) in case there shall be no such surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. Before the declaration of any dividend, the Board of Directors may set apart, out of any funds of the Corporation available for dividends, such sum or sums as from time to time in its discretion may be deemed proper for working capital or as a reserve fund to meet contingencies or for such other purposes as shall be deemed conducive to the interests of the Corporation.

Section 5.6 Fixing Date for Determination of Stockholders of Record. In order that the Corporation may determine the stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing or by electronic transmission without a meeting, or entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date: (a) in the case of determination of stockholders entitled to vote at any meeting of stockholders or adjournment thereof shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting; (b) in the case of determination of stockholders entitled to express consent to corporate action in writing without a meeting, shall not be more than ten (10) days from the date upon which the resolution fixing the record date is adopted by the Board of Directors; and (c) in the case of any other action, shall not be more than sixty (60) days prior to such other action. If no record date is fixed: (i) the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held; (ii) the record date for determining stockholders entitled to express consent to corporate action in writing without a meeting, when no prior action of the Board of Directors is required by law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with law, or, if prior action by the Board of Directors is required by law, shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action; and (iii) the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

Section 5.7 Registered Stockholders. Prior to the surrender to the Corporation of the certificate or certificates for a share or shares of stock with a request to record the transfer of such share or shares, the Corporation may treat the registered owner as the person entitled to receive dividends, to vote, to receive notifications, and otherwise to exercise all the rights and powers of an owner. Except as otherwise required by law, the Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

ARTICLE VI

INDEMNIFICATION; INSURANCE

Section 6.1 Right to Indemnification. Each person who was or is a party or is threatened to be made a party to or is involved in any proceeding by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee, partner (limited or general) or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to an employee benefit plan, shall be (and shall be deemed to have a contractual right to be) indemnified and held harmless by the Corporation (and any successor to the Corporation by merger or otherwise) to the fullest extent authorized by, and subject to the conditions and (except as provided herein) procedures set forth in the DGCL, as the same exists or may hereafter be amended (but any such amendment shall not be deemed to limit or prohibit the rights of indemnification hereunder for past acts or omissions of any such person insofar as such amendment limits or prohibits the indemnification rights that said law permitted the Corporation to provide prior to such amendment), against all expenses, liabilities and losses (including attorneys’ fees, judgments, fines, ERISA truces or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith; provided, however, that the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person (except for a suit or action pursuant to Section 6.2 hereof) only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. Persons who are not directors or officers of the Corporation and are not so serving at the request of the Corporation may be similarly indemnified in respect of such service to the extent authorized at any time by the Board of Directors of the Corporation.

The indemnification conferred in this Section 6.1 also shall include the right to be paid by the Corporation (and such successor) the expenses (including attorneys’ fees) incurred in the defense of or other involvement in any such proceeding in advance of its final disposition; provided, however, that, if and to the extent the DGCL requires, the payment of such expenses (including attorneys’ fees) incurred by a director or officer in advance of the final disposition of a proceeding shall be made only upon delivery to the Corporation of an undertaking by or on behalf of such director or officer to repay all amounts so paid in advance if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section 6.1 or otherwise; and provided further, that, such expenses incurred by other employees and agents may be so paid in advance upon such terms and conditions, if any, as the Board of Directors deems appropriate.

Section 6.2 Right of Claimant to Bring Action Against the Corporation. If a claim under Section 6.1 is not paid in full by the Corporation within sixty days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring an action against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such action. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in connection with any proceeding in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the DGCL for the Corporation to indemnify the claimant for the amount claimed or is otherwise not entitled to indemnification under Section 6.1, but the burden of proving such defense shall be on the Corporation. The failure of the Corporation (in the manner provided under the DGCL) to have made a determination prior to or after the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the DGCL shall not be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct. Unless otherwise specified in an agreement with the claimant, an actual determination by the Corporation (in the manner provided under the DGCL) after the commencement of such action that the claimant has not met such applicable standard of conduct shall not be a defense to the action, but shall create a presumption that the claimant has not met the applicable standard of conduct.

Section 6.3 Non-exclusivity. The rights to indemnification and advance payment of expenses provided by Section 6.1 hereof shall not be deemed exclusive of any other rights to which those seeking indemnification and advance payment of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in another capacity while holding such office.

Section 6.4 Survival of Indemnification. The indemnification and advance payment of expenses and rights thereto provided by, or granted pursuant to, Section 6.1 hereof shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee, partner or agent and shall inure to the benefit of the personal representatives, heirs, executors and administrators of such person.

Section 6.5 Insurance. The Corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee, partner (limited or general) or agent of another corporation or of a partnership, joint venture, limited liability company, trust or other enterprise, against any liability asserted against such person or incurred by such person in any such capacity, or arising out of such person’s status as such, and related expenses, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of the DGCL.

Section 6.6 Reliance on Provisions. Each person who shall act as a director or officer of the Corporation, or as the legal representative of such person, or who while a director or officer serves at the request of the Corporation as a director, officer, employee, trustee or agent of another corporation or of a partnership, limited liability company, joint venture, trust or other enterprise, shall be deemed to be doing so in reliance upon rights of indemnification provided by this Article VI. Any repeal or modification of the provisions of this Article VI shall not adversely affect any right or benefit of any potential claimant existing at the time of such repeal or modification.

ARTICLE VII

MISCELLANEOUS

Section 7.1 Amendments. These Bylaws may be altered, amended or repealed, and new Bylaws made, by the Board of Directors, but the stockholders may make additional Bylaws and may alter and repeal any Bylaws whether adopted by them or otherwise.

Section 7.2 Electronic Transmission. For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 7.3 Corporate Seal. The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

Section 7.4 Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December of the same year, or such other 12 consecutive months as the Board of Directors may designate.

Section 7.5 Waiver of Notice. A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting shall constitute waiver of notice except attendance for the sole purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 7.6 Section Headings. Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 7.7 Inconsistent Provisions; Changes in Delaware Law. If any provision of these Bylaws is or becomes inconsistent with any provision of the Certificate of Incorporation, the General Corporation Law of the State of Delaware or any other applicable law, the provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect. If any of the provisions of the General Corporation Law of the State of Delaware referred to above are modified or superseded, the references to those provisions is to be interpreted to refer to the provisions as so modified or superseded.

Date of Adoption:

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

November 14, 2017

Board of Directors

SandRidge Energy, Inc.

123 Robert S. Kerr Avenue

Oklahoma City, OK 73102-6406

Members of the Board:

We understand that Bonanza Creek Energy, Inc. (“Bonanza Creek” or the “Company”), SandRidge Energy, Inc. (the “Buyer”) and Brook Merger Sub, Inc., a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated November 14, 2017 (the “Merger Agreement”), which provides, among other things, for the merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a subsidiary of the Buyer, and each issued and outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”), other than shares held in treasury or held by the Buyer, Acquisition Sub or any direct or indirect subsidiary of the Buyer or Acquisition Sub or as to which dissenters’ rights have been perfected, will be converted into the right to receive: (A) $19.20 per share in cash (the “Cash Consideration”) and (B) a number of shares of common stock, par value $0.001 per share, of the Buyer (the “Buyer Common Stock”) equal to the Exchange Ratio (as defined below) (the “Stock Consideration” and, together with the Cash Consideration, the “Consideration”), subject to adjustment as set forth in the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement. For the purposes of this opinion, the “Exchange Ratio” shall mean (a) if the Parent Stock Price (as defined in the Merger Agreement) is an amount greater than $21.38, then the Exchange Ratio shall be 0.7858, (b) if the Parent Stock Price is an amount greater than or equal to $17.50 but less than or equal to $21.38, then the Exchange Ratio shall be an amount equal to the quotient obtained by dividing (i) $16.80 by (ii) the Parent Stock Price, and (c) if the Parent Stock Price is an amount less than $17.50, then the Exchange Ratio shall be 0.9600.

You have asked for our opinion as to whether the Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company and the Buyer, respectively;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company and the Buyer, respectively;

3)	Reviewed certain financial projections prepared by the managements of the Company and the Buyer, respectively;

4)	Reviewed information relating to certain strategic, financial and operational benefits anticipated from the Merger, prepared by the management of the Buyer;

5)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

6)	Discussed the past and current operations and financial condition and the prospects of the Buyer, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Buyer;

7)	Reviewed the pro forma impact of the Merger on the Buyer’s cash flow, consolidated capitalization and certain financial ratios;

8)	Reviewed the reported prices and trading activity for the Company Common Stock and the Buyer Common Stock;

9)	Compared the financial performance of the Company and the Buyer and the prices and trading activity of the Company Common Stock and the Buyer Common Stock with that of certain other publicly-traded companies comparable with the Company and the Buyer, respectively, and their securities;

10)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

11)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and their financial and legal advisors;

12)	Reviewed certain oil & gas reserve engineering analyses prepared by the management of the Buyer and the Company (the “Engineering Analyses”);

13)	Reviewed the Merger Agreement and certain related documents; and

14)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company and the Buyer, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the respective managements of the Company and the Buyer of the future financial performance of the Company and the Buyer. We have assumed that information and projections relating to strategic, financial and operational benefits anticipated from the Merger have been reasonably prepared on bases reflecting the best currently available estimates and judgment of the management of the Buyer. We have relied upon, without independent verification, the assessment by the managements of the Company and the Buyer of: (i) the strategic, financial and other benefits expected to result from the Merger; (ii) the timing and risks associated with the integration of the Company and the Buyer; (iii) their ability to retain key employees of the Company and the Buyer, respectively and (iv) the validity of, and risks associated with, the Company and the Buyer’s existing and future technologies, intellectual property, products, services and business models. In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions, including, among other things, that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Merger. We are not legal, tax, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Buyer and the Company and their legal, tax, and regulatory advisors with respect to legal, tax, and regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be paid to the holders of shares of the Company Common Stock in the transaction. We have not made any independent valuation or appraisal of the assets or liabilities of the Company or the Buyer, nor have we been furnished with any such valuations or appraisals, other than the Engineering Analyses, upon which we have relied without independent verification. Our opinion does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Buyer in connection with this transaction and will receive a fee for our services, a portion of which is payable upon rendering of this opinion and a substantial portion of which is contingent upon the closing of the Merger. In the two years prior to the date hereof, we have provided financing services for the Buyer and the Company and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer and the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer, the Company, or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the Buyer and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety, and a summary of this opinion, which is acceptable to Morgan Stanley, may be disclosed, in any filing the Buyer is required to make with the Securities and Exchange Commission in connection with this transaction if such inclusion or summary is required by applicable law. In addition, this opinion does not in any manner address the prices at which the Buyer Common Stock will trade following consummation of the Merger or at any time and Morgan Stanley expresses no opinion or recommendation as to how the shareholders of the Buyer and the Company should vote at the shareholders’ meetings to be held in connection with the Merger.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be paid by the Buyer pursuant to the Merger Agreement is fair from a financial point of view to the Buyer.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:	/s/ Jonathan Cox
Jonathan Cox Managing Director

November 13, 2017

The Board of Directors of

Bonanza Creek Energy, Inc.

410 17th Street, Suite 1400

Denver, Colorado 80202

Members of the Board of Directors:

We understand that Bonanza Creek Energy, Inc., a Delaware corporation (the “Company”), proposes to enter into an Agreement and Plan of Merger, dated as of November 13, 2017 (the “Merger Agreement”), with SandRidge Energy, Inc. (“SandRidge” or “Parent”) and Brook Merger Sub, Inc., a wholly owned subsidiary of SandRidge (“Merger Sub”), pursuant to which Merger Sub will be merged with and into the Company (the “Transaction”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement, and capitalized terms used herein and not defined shall have the respective meanings ascribed to those terms in the Merger Agreement.

By virtue of the Transaction, each share of common stock, par value $0.01 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time of the Merger will be converted automatically into the right to receive the combination of $19.20 in cash without interest and (y) a fraction of a share of Parent Common Stock having a Parent Stock Price equal to $16.80 (subject to the collar mechanism described below, the “Exchange Ratio”) (the “Merger Consideration”). Pursuant to the collar mechanism set forth in the Merger Agreement, if (i) the Parent Stock Price is equal to or greater than $21.38, then the Exchange Ratio shall be 0.7858 and (ii) if the Parent Stock Price is equal to or less than $17.50, then the Exchange Ratio shall be 0.9600. Pursuant to the Merger Agreement, the Exchange Ratio will be rounded to the four decimal places.

The Board of Directors has asked us whether, in our opinion, the Merger Consideration is fair, from a financial point of view, to the holders of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are entitled to receive such Merger Consideration.

In connection with rendering our opinion, we have, among other things:

(i)	Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant, including filings with the Securities and Exchange Commission (“SEC”) and publicly available research analysts’ estimates;

(ii)	Reviewed certain publicly available business and financial information relating to SandRidge that we deemed to be relevant, including filings with the SEC and publicly available research analysts’ estimates;

(iii)	Reviewed certain non-public historical and projected financial and operating data relating to the Company prepared by the Company and furnished to us by management of the Company;

(iv)	Reviewed certain non-public historical and projected financial and operating data relating to SandRidge prepared by the management of SandRidge and furnished to us by management of SandRidge;

(v)	Discussed past and current operations, financial and operational projections and current financial condition of the Company and SandRidge with management of the Company (including their views on the risks and uncertainties of achieving those projections);

(vi)	Reviewed and discussed with management of the Company reports and other information regarding the Company’s proved developed producing and undeveloped reserves;

EVERCORE GROUP L.L.C. 55 EAST 52ND STREET NEW YORK, NY 10055 TEL: 212.857.3100 FAX: 212.857.3101

The Board of Directors of

Bonanza Creek Energy, Inc.

November 13, 2017

(vii)	Reviewed and discussed with management of SandRidge reports and other information regarding SandRidge’s proved developed producing and undeveloped reserves;

(viii)	Reviewed the reported prices and the historical trading activity of the Company and SandRidge;

(ix)	Compared the financial performance of the Company and SandRidge with equity market trading multiples of certain other publicly-traded companies that we deemed relevant;

(x)	Compared the financial performance of the Company and SandRidge and the valuation multiples implied by the Transaction with those of certain historical transactions that we deemed relevant;

(xi)	Reviewed the premiums paid in certain historical transactions that we deemed relevant and compared such premiums to those implied by the Transaction;

(xii)	Reviewed a draft version of the Merger Agreement by and among the Company, SandRidge, and Merger Sub dated November 13, 2017; and

(xiii)	Performed such other analyses and examinations, reviewed such other information and considered such other factors that we deemed appropriate for purposes of providing the opinion expressed herein.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial data relating to the Company and SandRidge referred to above, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Company as to the future competitive, operating and regulatory environments and related financial performance of the Company and SandRidge under the alternative business assumptions reflected therein. We express no view as to any projected financial data relating to the Company and SandRidge or the assumptions on which they are based. We express no view as to any reserve or resource data relating to the Company or SandRidge or the assumptions on which they are based. We have relied, at your direction, without independent verification, upon the assessments of the management of the Company as to the future financial and operating performance of the Company and SandRidge and we have assumed that the Company and SandRidge will realize the benefits that each expects to realize from the Transaction.

For purposes of rendering our opinion, we have assumed that the final versions of all documents reviewed by us in draft form, including the Merger Agreement, will conform in all material respects to the drafts reviewed by us, that the representations and warranties of each party contained in the Merger Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Merger Agreement and that all conditions to the consummation of the Transaction will be satisfied without material waiver or modification thereof. We have assumed that any modification to the structure of the transaction will not vary in any respect material to our analysis. We have further assumed that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Transaction will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Company or the consummation of the Transaction or materially reduce the benefits to the holders of the Company Common Stock of the Transaction.

We have not made, or assumed any responsibility for making, any independent valuation or appraisal of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such appraisals, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made

The Board of Directors of

Bonanza Creek Energy, Inc.

November 13, 2017

available to us as of the date hereof and financial, economic, market and other conditions as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of the Company Common Stock issued and outstanding immediately prior to the Effective Time, from a financial point of view, of the Merger Consideration. We do not express any view on, and our opinion does not address, the fairness, financial or otherwise, of the Transaction to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Company, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or any class of such persons, whether in connection with the Transaction or otherwise. We express no opinion to the price at which Parent Common Stock or Company Common Stock will trade at any time, nor do we express any opinion as to what the actual value of Parent Common Stock or Company Common Stock will be at the consummation of the Transaction. Our opinion does not address the relative merits of the Transaction as compared to other business or financial strategies or opportunities that might be available to the Company, nor does it address the underlying business decision of the Company to engage in the Transaction. Neither this letter nor our opinion constitutes a recommendation to the Board of Directors or to any other persons in respect of the Transaction, including as to how any holder of shares of Company Common Stock should vote or act in respect of the Transaction. We are not legal, regulatory, accounting or tax experts, and we have assumed the accuracy and completeness of assessments by the Company and its advisors with respect to legal, regulatory, accounting and tax matters.

We will receive a fee for our services upon the rendering of this opinion. The Company has also agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement. We will also be entitled to receive a success fee if the Transaction is consummated. Prior to this engagement, no material relationship existed between Evercore Group L.L.C. or its affiliates and the Company pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such relationship. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and SandRidge pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial or other services to SandRidge in the future and in connection with any such services we may receive compensation.

In the ordinary course of business, Evercore Group L.L.C. or its affiliates may actively trade the securities, or related derivative securities, or financial instruments of the Company, SandRidge and their respective affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein is addressed to, and for the information and benefit of, the Board in connection with its evaluation of the proposed Transaction. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

This opinion may not be disclosed, quoted, referred to or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval, except the Company may reproduce this opinion in full in any document that is required to be filed with the U.S. Securities and Exchange Commission or required to be mailed by the Company to its stockholders relating to the Transaction; provided that the opinion is reproduced in full in such filing or mailing and all references to us or our opinion in any such document and the description or inclusion of our opinion therein shall be subject to our prior written consent with respect to form and substance, which consent shall not be unreasonably withheld, delayed or conditioned.

The Board of Directors of

Bonanza Creek Energy, Inc.

November 13, 2017

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair, from a financial point of view, to the holders of the shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are entitled to receive such Merger Consideration.

Very truly yours, EVERCORE GROUP L.L.C.

By:	/s/ Shaun Finnie
Shaun Finnie Senior Managing Director

ANNEX D

[Section 262 of the General Corporation Law of the State of Delaware]

§ 262 Appraisal rights [For application of this section, see 79 Del. Laws, c. 72, § 22, 79 Del. Laws, c. 122, § 12 and 80 Del. Laws, c. 265, § 18]

(a)	Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)	Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)	Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)	Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.	Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.	Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)	In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)

In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c)	Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)	If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)	Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)	Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)	After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)	The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)	The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)	The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

SandRidge is a Delaware corporation subject to the applicable indemnification provisions of the General Corporation Law of the State of Delaware, which is referred to previously in this joint proxy statement/prospectus as the DGCL. Under Section 145 of the DGCL, each director and officer of SandRidge may be indemnified by SandRidge against all expenses and liabilities (including attorney’s fees, judgments, fines and amounts paid in settlement) actually or reasonably incurred in connection with the defense or settlement of any threatened, pending or completed legal proceedings (other than a proceeding by or in the right of SandRidge) in which he or she is involved by reason of the fact that he or she is or was a director or officer of SandRidge if such director or officer acted in good faith and in a manner that he or she reasonably believed to be in or not opposed to the best interests of SandRidge and, with respect to any criminal action or proceeding, if he or she had no reasonable cause to believe that his or her conduct was unlawful. If the legal proceeding, however, is by or in the right of SandRidge, the director or officer (i) may be indemnified by SandRidge only for expenses (including attorneys’ fees) but not for judgments, fines or amounts paid in settlements and (ii) may not be indemnified for expenses in respect of any claim, issue or matter as to which he or she shall have been adjudged to be liable to SandRidge unless a court determines otherwise.

The SandRidge bylaws and SandRidge certificate of incorporation both provide for the indemnification of SandRidge’s directors and officers, to the fullest extent permitted by the DGCL, for all liability and loss (including attorney’s fees) incurred in defending actions brought against them arising out of the performance of their duties. SandRidge’s certificate of incorporation also contains a provision that eliminates, to the fullest extent permitted by the DGCL, the personal liability of each director of SandRidge to SandRidge and its stockholders for monetary damages for breaches of fiduciary duty as a director.

The foregoing is only a general summary of certain aspects of Delaware law and the SandRidge certificate of incorporation and the SandRidge bylaws dealing with indemnification of directors and officers and does not purport to be complete. It is qualified in its entirety by reference to the detailed provisions of the DGCL and the SandRidge certificate of incorporation and the SandRidge bylaws.

SandRidge has entered into indemnification agreements with its directors and executive officers, and intends to enter into indemnification agreements with any new directors and executive officers in the future. Pursuant to such agreements, SandRidge is required to (i) indemnify such individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to SandRidge and (ii) advance expenses reasonably incurred as a result of any proceeding against them as to which they could be indemnified. SandRidge may enter into indemnification agreements with any future directors or executive officers.

Item 21.	Exhibits and Financial Statement Schedules.

A list of exhibits included as part of this registration statement is set forth in the Exhibit Index which is hereby incorporated by reference.

Item 22.	Undertakings.

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement (notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of a prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement); and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934, as amended) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the Registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(6) That every prospectus (i) that is filed pursuant to paragraph (5) above, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this registration statement and will not be used until such amendment has become effective, and that for the purpose of determining liabilities under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(7) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(8) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(9) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(10) To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

EXHIBIT INDEX

Exhibit Number	Description

2.1	Agreement and Plan of Merger, dated as of November 14, 2017, by and among SandRidge Energy, Inc., Brook Merger Sub, Inc. and Bonanza Creek Energy, Inc. (included as Annex A to the joint proxy statement/prospectus that forms a part of this Registration Statement on Form S-4)

3.1	Amended and Restated Certificate of Incorporation of SandRidge Energy, Inc. (incorporated herein by reference to Exhibit 3.1 to SandRidge Energy, Inc.’s Registration Statement on Form 8-A filed with the SEC on October 4, 2016)

3.2	Certificate of Designations of Series B Junior Participating Preferred Stock of SandRidge Energy, Inc. (incorporated herein by reference to Exhibit 3.1 of SandRidge Energy, Inc.’s Current Report on Form 8-K dated November 27, 2017)

3.3	Amended and Restated Bylaws of SandRidge Energy, Inc. (incorporated herein by reference to Exhibit 3.2 to SandRidge Energy, Inc.’s Registration Statement on Form 8-A, filed with the SEC on October 4, 2016)

5.1	Opinion of Vinson & Elkins LLP regarding validity of the securities being registered*

23.1	Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm for SandRidge Energy, Inc.

23.2	Consent of Hein & Associates LLP, Independent Registered Public Accounting Firm for Bonanza Creek Energy, Inc.

23.3	Consent of Vinson & Elkins LLP (included in Exhibit 5.1)*

23.4	Consent of Cawley, Gillespie & Associates, Inc.

23.5	Consent of Ryder Scott Company, L.P.

23.6	Consent of Netherland, Sewell & Associates, Inc.

23.7	Consent of Netherland, Sewell & Associates, Inc.

24.1	Power of Attorney (included on the signature page to Form S-4)

99.1	Consent of Morgan Stanley & Co. LLC

99.2	Consent of Evercore Group L.L.C.

99.3	Report of Independent Petroleum Engineers, Netherland, Sewell & Associates, Inc. for reserves of Bonanza Creek Energy, Inc. as of December 31, 2016

99.4	Form of Proxy for Bonanza Creek Energy, Inc.*

99.5	Form of Proxy for SandRidge Energy, Inc.*

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oklahoma City, State of Oklahoma.

SandRidge Energy, Inc. (Registrant)

By:	/s/ James D. Bennett
Name:	James D. Bennett
Title:	President and Chief Executive Officer

Dated: December 11, 2017

POWER OF ATTORNEY

Each of the undersigned officers and directors of SandRidge Energy, Inc., a Delaware corporation, hereby constitutes and appoints James D. Bennett, Julian Bott and Philip T. Warman, and each of them, as his or her true and lawful attorney-in-fact and agent, severally, with full power of substitution and resubstitution, in his or her name and on his or her behalf, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys in fact and agents, and each of them, full power of authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, thereby ratifying and confirming all that said attorneys in fact and agents, or their substitutes, may lawfully do or cause to be done.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date

/s/ James D. Bennett James D. Bennett	President, Chief Executive Officer and Director (Principal Executive Officer)	December 11, 2017

/s/ Julian Bott Julian Bott	Chief Financial Officer and Executive Vice President (Principal Financial Officer)	December 11, 2017

/s/ Michael A. Johnson Michael A. Johnson	Senior Vice President—Chief Accounting Officer (Principal Accounting Officer)	December 11, 2017

/s/ Michael L. Bennett Michael L. Bennett	Director	December 11, 2017

/s/ John V. Genova John V. Genova	Chairman	December 11, 2017

/s/ William (Bill) M. Griffin William (Bill) M. Griffin	Director	December 11, 2017

/s/ David J. Kornder David J. Kornder	Director	December 11, 2017